QuickLinks -- Click here to rapidly navigate through this document

As Filed with the United States Securities and Exchange Commission on October 9, 2002

Registration No. 333-98935

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

VERSICOR INC.
(Exact name of registrant as specified in its charter)

Delaware	2834	04-3278032
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

34790 Ardentech Court
Fremont, California 94555
(510) 739-3000
(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

George F. Horner III
President and Chief Executive Officer
Versicor Inc.
34790 Ardentech Court
Fremont, California 94555
United States of America
(510) 739-3000

copy to: Peter T. Healy, Esq. O'Melveny & Myers LLP 275 Battery Street, 26th Floor San Francisco, California 94111 United States of America (415) 984-8833	copy to: Kenton J. King, Esq. Keith L. Belknap, Jr., Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, 11th Floor Palo Alto, California 94301 United States of America (650) 470-4500
(Name, Address, Including ZIP Code, and Telephone Number, Including Area Code, of Agent For Service)

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective and upon completion of the merger of Biosearch Italia S.p.A., an Italian joint stock company, with and into the registrant as described in the agreement and plan of merger, dated as of July 30, 2002.

        If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If the form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If the form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities Exchange Commission, acting pursuant to said Section 8(a), may determine.

The Exhibit Index for this Registration Statement begins on II-5.

Versicor Inc. 34790 Ardentech Court Fremont, California 94555 United States of America
MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT!
Dear Fellow Versicor Stockholders:	October [ ], 2002

        I am pleased to report that the board of directors of Versicor Inc. and the board of directors of our collaborator of four years, Biosearch Italia S.p.A., have each unanimously approved the merger of Biosearch with and into Versicor. On [meeting date], 2002 we will hold a special meeting of stockholders of Versicor, where we will ask you to approve the stock-for-stock merger. We will also ask you to approve an increase in the number of shares available for awards under our 2001 Stock Option Plan and an increase in the number of shares that may be granted under the 2001 Stock Option Plan to one person during any calendar year under our 2001 Stock Option Plan. It is a condition to the completion of the merger that both of these approvals be obtained. Please return the enclosed proxy today, even if you plan to attend the meeting.

        Versicor's focus has been the use of creative chemistry and biology to discover novel anti-infective agents for development and marketing in North America. Biosearch has used natural product sourcing for the discovery, development and production of novel anti-infective drugs with a primary emphasis on Europe. We believe this merger substantially enhances Versicor's capabilities with respect to discovery, pre-clinical and clinical development, and manufacturing as well as our European market presence and effectiveness. The two companies are highly synergistic and the merger of Biosearch into Versicor represents a very important step towards our goal of becoming a significantly more advanced biopharmaceutical company targeting the effective, global commercialization of novel anti-infective drugs for difficult-to-treat infections.

        We currently have antibiotic and antifungal agents in late stage (Phase II or III) clinical trials. The North American rights to our lead antibiotic product candidate, dalbavancin, have been licensed from Biosearch. We have been collaborating closely with Biosearch for manufacturing capability as well as regulatory approvals for the use of this drug against difficult to treat infections. Dalbavancin is in Phase II of clinical development. In addition, Versicor has worldwide rights to anidulafungin, a novel anti-fungal agent for difficult to treat fungal infections. As a result of this merger, the combined company will have substantially greater presence in two of the three major pharmaceutical markets (North America and Europe) as well as an enhanced product portfolio to partner in Asia. By acquiring the global rights to dalbavancin, Versicor eliminates royalties and manufacturing fees in North America, acquires the full potential for dalbavancin in Europe and enhances its commercialization effectiveness for anidulafungin in both North America and Europe. As a result, we believe all of these benefits will increase our margin and profitability prospects for dalbavancin and anidulafungin upon regulatory approval in North America and Europe. We also believe that European approval can now be obtained with only a modest increase in the clinical development expenses already planned for our North American filings.

        We have been collaborating with Biosearch since February 1998 in a drug discovery program called BIOCOR. Biosearch contributes natural product leads to our collaboration, and we contribute the combinatorial and medicinal chemistry expertise necessary to optimize the leads and identify product candidates. As a result of our four-year collaboration with Biosearch, we believe that our corporate cultures are a good match and that, through a merger of Biosearch with and into Versicor, we will more efficiently pursue our shared goal of bringing new antibiotic and antifungal agents to market.

        If stockholders approve the merger, we will issue approximately 21,524,085 shares of Versicor common stock in exchange for the cancelled ordinary shares of Biosearch pursuant to an exchange ratio of 1.77 shares of Versicor common stock for each ordinary share of Biosearch. In addition, outstanding Biosearch stock options will be replaced or assumed by us. Our corporate management and finance team will relocate from California to Pennsylvania and Biosearch will operate as an Italian branch, and later as an Italian subsidiary, of Versicor. If the merger of Biosearch with and into Versicor is approved, we will appoint Biosearch nominees to four of our eight board seats and amend our bylaws to provide, among other things, that for the following three years, four of the eight directors nominated or re-nominated by the board will be Biosearch nominees, and the other four will be Versicor nominees.

        After careful review and consideration, your board of directors has unanimously approved the agreement and plan of merger and the related transactions, including the amendments to the 2001 Stock

Option Plan. In connection with the proposed transactions, your board retained Lehman Brothers Inc. as financial advisor. Lehman Brothers has delivered to the board its written opinion to the effect that, as of the date of its opinion, the exchange ratio of 1.77 is fair to Versicor from a financial point of view. A copy of the Lehman Brothers opinion is attached as Appendix C to the accompanying proxy statement/prospectus, and should be read carefully in its entirety. Your board of directors recommends that you vote "FOR" the merger proposal and "FOR" the stock option plan proposal.

        On October [    ], 2002, the last trading day before the date of the accompanying proxy statement/prospectus, Versicor common stock, which trades on the Nasdaq National Market under the symbol "VERS," closed at $[    ]. We will apply to list our common stock on Italy's Nuovo Mercato under the symbol "[VERS]" commencing upon the completion of the proposed merger.

        Your vote is important. We cannot merge Biosearch with and into Versicor unless the holders of a majority of the outstanding shares of our common stock vote to approve the agreement and plan of merger and to amend the 2001 Stock Option Plan. As a result, if you fail to return your proxy card, your inaction will have the same effect as a vote against the merger. Whether or not you plan to attend the special meeting, please complete, sign, date and promptly return the enclosed proxy card to ensure that your shares will be represented at the special meeting. If you attend the special meeting and wish to vote in person, you may withdraw your proxy and do so.

        You can find additional information about the proposed merger in the accompanying proxy statement/prospectus. Please consider the matters discussed under "Risk Factors" commencing on page 18 before voting. We encourage all stockholders to read this entire document carefully.

By Order of the Board of Directors,
George F. Horner III President and Chief Executive Officer

PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY TODAY

Neither the United States Securities and Exchange Commission nor any state securities commission nor the Republic of Italy Commissione Nazionale per le Società e le Borsa has approved or disapproved these securities, passed upon the fairness or merits of the merger of Biosearch with and into Versicor or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        This proxy statement/prospectus is dated October [    ], 2002, and is being first mailed to Versicor stockholders on or about October [    ], 2002.

VERSICOR INC.
34790 Ardentech Court
Fremont, California 94555
United States of America

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To be held on [meeting date], 2002 at [time]

To the Stockholders of Versicor Inc.:

        We will hold a special meeting of stockholders of Versicor Inc. on [day of week], [meeting date], 2002 at [time], local time, at the Marriott Hotel, 46100 Landing Parkway, Fremont, California 94538, United States of America for the purposes of considering and acting on the following matters:

  1.
  a proposal to approve the agreement and plan of merger, as amended, by and between Versicor Inc. and Biosearch Italia S.p.A., including the merger plan ("progetto di fusione"), by and between Versicor and Biosearch, according to Italian law, in the form attached to the agreement and plan of merger;

  2.
  a proposal to amend Versicor's 2001 Stock Option Plan to increase the number of shares of Versicor common stock available for awards under the 2001 Stock Option Plan by an additional 5,400,737 shares and to increase the number of shares that may be granted under the 2001 Stock Option Plan to one person during any calendar year by an additional 650,000 shares;

  3.
  a proposal to authorize us to adjourn the special meeting, if necessary, to permit further solicitations of proxies if there are not sufficient votes at the time of the special meeting to approve proposals 1 or 2; and

  4.
  to transact any other business that may properly come before the special meeting or any adjournment or postponement of the special meeting.

        The foregoing items of business are more fully described in the accompanying proxy statement/prospectus, which we encourage you to read carefully.

        The approval of the agreement and plan of merger, as amended, and approval of the amendments to the 2001 Stock Option Plan require the affirmative vote of a majority of the votes eligible to be cast by holders of Versicor common stock issued and outstanding as of [record date], 2002. The Versicor board of directors has unanimously approved the agreement and plan of merger, as amended, and the stock option plan proposal and recommends that you vote "FOR" approval of the agreement and plan of merger, as amended, "FOR" approval of the stock option plan proposal and "FOR" the adjournment proposal.

        Only those stockholders whose names appear on our records as owning shares of our common stock at the close of business on [record date], 2002, are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the special meeting.

        Please complete, sign and date the enclosed proxy card and return the proxy card promptly in the enclosed postage-paid return envelope, whether or not you plan to attend the special meeting. You may revoke the proxy at any time prior to its exercise in the manner described in the accompanying proxy statement/prospectus, see the "The Special Meeting of Versicor Stockholders." Any stockholder of Versicor present at the special meeting, including any adjournment or postponement of the meeting, may revoke a previously delivered proxy and vote personally. Executed proxies with no instructions indicated will be voted "FOR" each proposal.

By Order of the Board of Directors,
George F. Horner III President and Chief Executive Officer Versicor Inc.

Fremont, California
United States of America
October [    ], 2002

All stockholders are cordially invited to attend the special meeting. YOUR VOTE IS IMPORTANT. To assure that your shares of our common stock will be voted at the special meeting, you are requested to mark, sign and return the enclosed proxy card promptly in the enclosed postage-paid, addressed envelope whether or not you expect to attend the special meeting. No additional postage is required if mailed in the United States. If you hold your shares of our common stock through a broker, you might also have the option to vote by telephone or over the internet. Please refer to the separate instructions provided by your broker. If you attend the special meeting, you may vote in person even though you have submitted your proxy card.

PROXY STATEMENT/PROSPECTUS

        We are furnishing this document, as a proxy statement, to holders of our common stock in connection with the solicitation of proxies by our board of directors for use at a special meeting of our stockholders. As a proxy statement, this document provides information to our stockholders for their consideration regarding proposals we expect to be presented at our special meeting of stockholders, including a proposal to approve the agreement and plan of merger, as amended, which we call the merger agreement, between Versicor and Biosearch Italia S.p.A. Pursuant to the merger agreement, Biosearch will merge with and into our company. If the merger agreement, and the stock option plan proposal associated with it, are approved by our stockholders and all other conditions to the completion of the merger are satisfied or waived, we will issue approximately 21,524,085 shares of Versicor common stock in exchange for the cancelled ordinary shares of Biosearch pursuant to an exchange ratio of 1.77 Versicor common shares for each Biosearch ordinary share, and we will replace or assume existing options held by Biosearch employees and consultants and issue additional options. As a result, upon completion of the merger, current Versicor stockholders will own approximately 55% of the outstanding common stock of Versicor and current Biosearch shareholders will own approximately 45% of the outstanding Versicor common stock.

        One condition to closing is that the shareholders of Biosearch must also approve the merger agreement at a special meeting of Biosearch shareholders, which will be held at approximately the same time as our special meeting. The Biosearch board of directors approved the merger and is informing Biosearch shareholders of the terms of the proposed transaction by means of a separate document, the Documento Informativo, under Italian law.

        Once the merger is completed, we will deliver this document, as a prospectus, to Biosearch shareholders either before or at the same time that our exchange agent delivers newly-issued Versicor common shares in exchange for the cancelled Biosearch ordinary shares. As a prospectus, this document provides information relevant to the Biosearch shareholders' investment decision to accept shares of our common stock in exchange for Biosearch ordinary shares. It describes, among other things, each of the parties to the merger and the surviving company and explains the significant respects in which share ownership in the surviving company will differ from share ownership in Biosearch.

See "Risk Factors" beginning on page 18 for a discussion of important factors that you should consider in determining how to vote on the merger agreement and the stock option plan proposal.

        On October [    ], 2002, the last trading day before the date of this proxy statement/prospectus, the closing sales price of our common stock, which trades on the Nasdaq National Market under the symbol "VERS", was $[            ]. We will apply to list our common stock on Italy's Nuovo Mercato under the symbol "[VERS]" commencing upon the completion of the proposed merger.

        Neither the United States Securities and Exchange Commission nor any state securities commission nor the Republic of Italy Commissione Nazionale per le Società e le Borsa has approved or disapproved these securities, passed upon the fairness or merits of the merger of Biosearch with and into Versicor, or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus is October [    ], 2002.

VERSICOR INC.

PROXY STATEMENT/PROSPECTUS

THE AGREEMENT AND PLAN OF MERGER	77
Structure of the Merger	77
Effective Time of the Merger	77
Conversion of Biosearch Shares in the Merger	77
Rescission Shares	78
Exchange Procedures	78
Corporate Organization and Governance	78
Versicor's Stockholder Meeting and Biosearch's Shareholder Meeting	79
Representations and Warranties	79
Biosearch's Covenants Relating to Conduct of Business	81
Versicor's Covenants Relating to Conduct of Business	83
Mutual Covenants Relating to Conduct of Business	84
No Solicitation of Transactions	85
Indemnification and Insurance	86
Conditions	87
Termination	89
Termination Fee	90
Expenses	91
Amendment; Extension and Waiver	92
COMPARATIVE STOCK PRICES AND DIVIDENDS	93
Versicor	93
Biosearch	93
Additional Comparative Information	94
SELECTED FINANCIAL DATA OF VERSICOR	95
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF VERSICOR	96
Overview	96
Deferred Stock Compensation	101
Results of Operations	101
Liquidity and Capital Resources	102
Recent Accounting Pronouncements	104
Critical Accounting Policies	105
Quantitative and Qualitative Disclosures About Market Risk	105
Inflation	106
BUSINESS OF VERSICOR	107
Overview	107
Our Proprietary Products	107
Research Programs	108
Versicor's Strategy	109
Our Proprietary Product Candidates	110
Anidulafungin—A Novel Antifungal for the Treatment of Serious Infections	110
Dalbavancin—A Next-Generation Antibiotic for the Treatment of Serious Gram-Positive Infections	114
Research Collaborations	115
Internal Discovery Research	117
Licensing and Collaborative Agreements	118
Sales and Marketing	120
Manufacturing	120

Intellectual Property	120
Competition	120
Governmental Regulation and Product Approval	121
Facilities	123
Employees	124
Legal Proceedings	124
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF VERSICOR	125
SELECTED CONSOLIDATED FINANCIAL DATA OF BIOSEARCH	127
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BIOSEARCH	129
Overview	129
Results of Operations	132
Liquidity and Capital Resources	135
Recent Accounting Pronouncements	137
Critical Accounting Policies	138
BUSINESS OF BIOSEARCH	139
Overview	139
Research and Development of New Pharmaceutical Products	139
Principal Product Candidates	143
Other Activities	145
Relevant Market for Product Candidates	146
Competition	146
Intellectual Property	147
Facilities	147
Employees	148
Litigation	148
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF BIOSEARCH	149
CONDITIONS IN ITALY AND THE EUROPEAN UNION	150
Exchange Rates; European Economic and Monetary Union	150
Exchange Controls	151
Regulatory Framework	152
Governmental Support of Medical Research and Training	153
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION	155
MANAGEMENT OF THE COMBINED COMPANY AFTER THE MERGER	162
Board of Directors	162
Executive Officers of Versicor	162
Business Experience	162
Bylaw Amendments Affecting Board Composition	164
Stockholders Agreement	165
Compensation of Directors	166
Compensation of Executives Located in the United States	167
Employment Arrangements with our Executives Located in Italy	168
Certain Relationships and Related Party Transactions	170

v

COMPARISON OF RIGHTS OF VERSICOR STOCKHOLDERS AND BIOSEARCH SHAREHOLDERS	172
Capitalization	172
Number, Election, Vacancy and Removal of Directors	173
Amendments to Charter Documents	174
Amendments to Bylaws	174
Action by Written Consent	175
Notice of Stockholder Actions	175
Special Stockholder Meetings	176
Stockholder Inspection Rights; Stockholder Lists	176
Limitation of Personal Liability and Indemnification of Directors and Officers	177
Dividends	178
Conversion	178
Rights Plan	178
Voting Rights; Required Vote for Authorization of Certain Actions	179
PROPOSAL TO AMEND VERSICOR'S 2001 STOCK OPTION PLAN	181
Versicor's Stock Option Plans	181
Biosearch's Stock Option Plan	181
Effect of the Merger	181
Proposed Amendments to the 2001 Stock Option Plan	181
Summary Description of the 2001 Stock Option Plan	181
U.S. Federal Income Tax Treatment of Awards under the 2001 Stock Option Plan	184
Compensation of Versicor's Officers and Directors; Specific Benefits under the 2001 Stock Option Plan Amendments	185
Versicor's Equity Compensation Plans	187
Vote Required	189
Recommendation of Versicor Board of Directors	190
ADJOURNMENT PROPOSAL	191
Description and Effect of the Proposal	191
Vote Required	191
Recommendation of Versicor Board of Directors	191
OTHER PROPOSALS	191
LEGAL MATTERS	191
EXPERTS	192
WHERE YOU CAN FIND MORE INFORMATION	192
INCORPORATION OF DOCUMENTS BY REFERENCE	192
INDEX TO VERSICOR FINANCIAL STATEMENTS	F-1
INDEX TO BIOSEARCH CONSOLIDATED FINANCIAL STATEMENTS	F-20

APPENDICES

ADDITIONAL INFORMATION

        This proxy statement/prospectus incorporates important business and financial information about Versicor Inc. from documents we have filed with the Securities and Exchange Commission that are not included in or delivered with this proxy statement/prospectus. If you call or write, we will send you copies of these documents, including any exhibits specifically incorporated by reference in the documents, without charge. You may contact us at:

Versicor Inc.
34790 Ardentech Court
Fremont, California 94555
United States of America
Attention: Investor Relations
Telephone Number: (510) 739-3000

        In order to receive timely delivery of the documents in advance of the special meeting, you must make your request no later than [insert date five business days before the meeting date], 2002.

        For more information on the material incorporated by reference in this proxy statement/prospectus, see "Where You Can Find More Information."

        All references to "dollars" or "$" in this proxy statement/prospectus are references to United States dollars; all references to "euros" or "€" are references to European Union, or EU, euros and all references to "lira" or "Lit." are to Italian lira. On October 1, 2002, the median 4 p.m. Greenwich Mean Time spot rate for the euro expressed in U.S. dollars per euro was $0.9845 to €1.00. The exchange rate between the lira and the euro established pursuant to the Maastricht treaty is fixed at Lit. 1,936.27 to €1.00. Since January 1, 2002, the lira has been withdrawn from circulation, see "Conditions in Italy and the European Union—Exchange Rates; European Economic and Monetary Union."

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

Q:
What is the proposed transaction?

A:
We are proposing to merge Biosearch Italia S.p.A., an Italian joint stock company (similar to a corporation), with and into Versicor. Versicor will be the surviving corporation, and as a result:

•
Versicor will acquire all of Biosearch's assets and rights;

•
Versicor will assume all of Biosearch's liabilities and obligations;

•
each of Biosearch's outstanding ordinary shares will convert into 1.77 shares of Versicor common stock; and

•
Biosearch's separate legal existence will cease.

Q:
What am I being asked to vote on?

A:
You are being asked to vote on the following three proposals:

•
to approve the merger agreement;

•
to approve an increase in the number of shares of Versicor common stock available for award purposes under Versicor's 2001 Stock Option Plan by an additional 5,400,737 shares and an increase in the number of shares of Versicor common stock that may be granted under Versicor's 2001 Stock Option Plan to one person during any calendar year by an additional 650,000 shares; and

•
to authorize us to adjourn the meeting, if necessary, in order to solicit additional proxies in the event that there are not enough votes initially present to approve either of the above proposals.

  It is a condition to the completion of the merger that the proposed increases in the number of shares of Versicor common stock available for award purposes under Versicor's 2001 stock option plan be approved.

Q:
How does the Versicor board of directors recommend that I vote?

A:
The Versicor board of directors recommends that you vote "FOR" each of the proposals.

Q:
Are there any risks related to the proposed transaction or any risks related to owning Versicor common stock?

A:
Yes. You should carefully review the risk factors described beginning on page 18.

Q:
When and where is the Versicor special meeting?

A:
The special meeting of Versicor stockholders will be held at [time], local time, on, [date] 2002, at the Marriott Hotel, 46100 Landing Parkway, Fremont, California 94538, United States of America.

Q:
Will I receive new stock certificates?

A:
No. If the merger is approved, your existing Versicor stock certificates will not be replaced. Please do not send any stock certificates with your proxy card.

Q:
What do I need to do now?

A:
After you have carefully read this proxy statement/prospectus, please complete, sign and date the enclosed proxy card and mail it in the enclosed prepaid return envelope as soon as possible, so that your shares of Versicor common stock may be represented and voted at the special meeting of Versicor's stockholders. If you attend the special meeting, you may vote in person even though you have submitted your proxy card.

  If you do not vote your shares of Versicor common stock, your inaction will have the same effect as a vote against the merger and the other proposals described above.

  If you hold your shares of Versicor common stock through a broker, you may also have the option to vote by telephone or over the internet. Please refer to the separate instructions provided by your broker.

Q:
If my shares of Versicor common stock are held in "street name" by my broker, will my broker automatically vote my shares of Versicor common stock for me?

A:
No. Your broker is not permitted to vote your shares of Versicor common stock regarding the merger proposal without specific instructions from you. Unless you follow the directions your broker provides you regarding how to instruct your broker to vote your shares of Versicor common stock, your shares will not be voted. Your inaction would have the same effect as a vote against the merger and the related proposals described above.

Q:
What should I do if I receive more than one set of voting materials?

A:
You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of Versicor common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares of Versicor common stock are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:
Can I change my vote after I have mailed my proxy card?

A:
Yes. You may change your vote at any time before the special meeting by:

•
sending written notice to:

    Versicor Inc.
    34790 Ardentech Court
    Fremont, California 94555
    United States of America
    Attention: Secretary;

  •
  returning a later-dated proxy card; OR

  •
  voting in person at the special meeting.

  If you hold your shares through a broker and wish to change your vote, you must contact your broker.

Q:
When do you expect to complete the merger?

A:
We are working toward completing the merger as quickly as practicable. After the Versicor stockholders special meeting and the Biosearch shareholders special meeting are held, assuming that the stockholders and shareholders of Versicor and Biosearch, respectively, vote to approve the merger and the related proposals, we will need to, among other things, provide notice and make filings with various U.S., European Union and Italian authorities. These filings include, among others, applying to have our common stock listed on the Nuovo Mercato stock exchange in Milan, Italy. We anticipate that completing all such notifications and filings and receiving the requisite governmental approvals will require 3 to 4 months from the date of this proxy statement/prospectus.

Q:
Will Versicor stockholders have the right to have their shares of Versicor common stock appraised if they dissent from the merger?

A:
No. We are organized under Delaware law. Under Delaware law, because our common stock is traded on the Nasdaq National Market System, Versicor stockholders do not have appraisal rights in connection with the merger.

Q:
Will the merger be taxable to me?

A:
We anticipate that the merger will constitute a reorganization for U.S. federal income tax purposes. Assuming the merger qualifies as a reorganization, Versicor stockholders generally will not recognize gain or loss for U.S. federal income tax purposes. Generally, the merger of Biosearch with and into our company will not cause a taxable event for Italian income tax purposes for the Biosearch shareholders who are resident in Italy for Italian tax purposes. Neither Versicor nor Biosearch will be obligated to complete the merger unless Versicor and Biosearch each receive a tax opinion from its respective tax counsel with respect to the foregoing. See "The Merger—Material U.S.

  Federal Income Tax Considerations" and "—Material Italian Tax Considerations." The tax consequences to you will depend on the facts and circumstances of your own situation. Please consult with your tax advisor for a full understanding of the tax consequences to you.

Q:
Where can I find more information about the companies?

A:
Information about the business and management of both Versicor and Biosearch is contained in this proxy statement/prospectus. For additional information, see "Where You Can Find More Information."

Q:
Who can answer my questions?

A:
If you have questions, or want additional copies of this proxy statement/prospectus, please contact our proxy solicitor, [name of solicitor], by calling its toll-free number: [                        ]. You may also contact us directly at:

  Versicor Inc.
  34790 Ardentech Court
  Fremont, California 94555
  United States of America
  Attention: Investor Relations
  Telephone Number: (510) 739-3000

Q:
What will the combined company be called?

A:
We are working toward selecting a new name. We expect to announce the name after the completion of the merger.

SUMMARY

        This summary, together with the preceding "Questions and Answers" section, highlights information more fully described elsewhere in this proxy statement/prospectus. You should read this entire document and the other documents we refer to for a more complete understanding of the proposed merger and the related proposals. In particular, you should read the documents attached to this proxy statement/prospectus, which include the merger agreement. Many items in this summary include page references directing you to more complete descriptions of their topics. Except where the context otherwise requires, references in this proxy statement/prospectus to "we," "our," "us" and "Versicor" are to Versicor Inc. and references to "Biosearch" are to Biosearch Italia S.p.A. and its subsidiary.

The Merger (page 43)

        We have entered into a merger agreement with Biosearch that provides for the merger of Biosearch with and into Versicor. We will be the surviving corporation. At the completion of the merger each Biosearch ordinary share will be exchanged for 1.77 shares of our common stock. We urge you to read carefully the entire merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus.

The Companies

Versicor (page 96)

Versicor Inc.
34790 Ardentech Court
Fremont, California 94555
United States of America
Telephone: (510) 739-3000

        We are a United States-based biopharmaceutical company focused on the discovery, development and marketing of pharmaceutical products for the treatment of bacterial and fungal infections. We focus on seeking to develop anti-infective products that we believe might have competitive advantages over existing products, such as greater potency, improved effectiveness against resistant strains and reduced toxicity.

        We have a two-fold approach to product development and marketing. Our primary strategy is to focus on the development of proprietary products, concentrating on injectable antibiotic and antifungal products for the hospital market. Our lead antifungal product candidate, anidulafungin, is an antifungal intended for the intravenous treatment of serious systemic fungal infections. Our lead antibiotic product candidate, dalbavancin, is a next-generation antibiotic belonging to the same class as vancomycin, the most widely used antibiotic for Staphylococci infections. We believe anidulafungin and dalbavancin will have competitive advantages over existing therapies because we believe each product candidate combines potencies greater than those currently available with a good safety profile to date.

        Our secondary strategy is to collaborate with major pharmaceutical companies to discover and develop orally administered antibiotic and antifungal products for the non-hospital market. Orally administered products require substantial expenditures and an extensive sales and marketing infrastructure to reach their full market potential. Our collaborators conduct pre-clinical, clinical development, marketing and sales activities in order to transform the discovered compounds into pharmaceutical products. In addition to our external research collaborations, we have an internal research program with the objective of discovering novel antimicrobials for hospital use for development by us. This effort leverages our internal expertise in target selection through functional genomics, novel assay development, mechanism-based rational drug design, and combinatorial or medical chemistry.

Biosearch (page 128)

Biosearch Italia S.p.A.
Via Abbondio Sangiorgio 18
Milano 20145
Italy
Telephone: +39 (0)2 964 74 350

        Biosearch is a biopharmaceutical company focused on the discovery, development and production of new antibiotics for the prevention and treatment of infectious diseases caused by multi-resistant micro-organisms (bacteria and fungi). Biosearch's discovery strategy is based on five integrated technological platforms including the high-throughput screening of its large and diversified library of microbial extracts, which can lead to the isolation of a drug candidate. Biosearch presently has three products under clinical development: dalbavancin, ramoplanin and BI-K-0376, in Phase II, Phase III and Phase I, respectively. All of these product candidates were discovered at Biosearch's laboratories.

Votes Required for Approval of the Merger (page 38)

Versicor

        We will hold a special meeting of our stockholders to consider the following proposals:

  •
  to approve the merger agreement we negotiated with Biosearch; and

  •
  to approve an increase in the number of shares of our common stock available for award purposes under our 2001 Stock Option Plan by an additional 5,400,737 shares and an increase in the number of shares of Versicor common stock that may be granted under our 2001 Stock Option Plan to one person during any calendar year by an additional 650,000 shares.

        In order for us to complete the proposed merger, a majority of the shares of our common stock outstanding and entitled to vote at the meeting must be voted in favor of the merger. Similarly, it is a condition to both parties' obligations to complete the merger that the 2001 Stock Option Plan amendment be approved by holders of a majority of our outstanding common shares. Thus, if you do not vote your shares of our common stock in favor of both the merger and the amendment to the 2001 Stock Option Plan, your action will have the same effect as a vote against the merger.

        We might also call for a vote to authorize us to adjourn the meeting, if necessary, in order to solicit additional proxies in the event that there are not enough votes initially present to approve either of the above proposals.

        The special meeting of our stockholders will be held at our executive offices, located at the Marriott Hotel, 46100 Landing Parkway, Fremont, California 94538, United States of America on [meeting date], 2002, at [time], local time. Stockholders listed in our books as the owners of our common stock at the close of business on the record date, [record date], 2002, are entitled to vote at the special meeting. For more information about the special meeting, see "The Special Meeting of Versicor Stockholders."

        The proxy card also includes a proposal permitting adjournment of the meeting to solicit additional proxies in the event that there are not sufficient votes initially to approve the merger proposal or the 2001 Stock Option Plan amendments proposal. Assuming that a quorum is present, approval of this adjournment proposal would require the affirmative vote of a majority of the shares present and entitled to vote at the meeting.

        George F. Horner III, our president, chief executive officer and a member of our board of directors, and HealthCare Ventures V, L.P., one of our stockholders, owning collectively approximately 5.5% of the shares of our common stock outstanding as of October 1, 2002 and entitled to vote at the meeting, have entered into voting agreements with Biosearch that commit those stockholders, subject to specified exceptions, to vote all of their shares in favor of the proposals described above. Accordingly, if the parties to the voting agreements vote in accordance with the terms of the voting agreements, the vote of approximately 11,727,775 additional shares of our common stock (or approximately 44.5% of the outstanding shares of our common stock as of October 1, 2002) will be required to approve the merger.

  Biosearch

        Biosearch will hold a special meeting of its shareholders to consider approval of the merger agreement. The special meeting of Biosearch shareholders will be held at Biosearch's offices, located at Via Roberto Lepetit n. 34, Gerenzano, Italy, on [meeting date], 2002, at [time], local time.

        In order for Biosearch to complete the merger, two-thirds of the Biosearch ordinary shares present (or represented by proxy) at the Biosearch special meeting must be voted in favor of the merger agreement, provided that the required quorum is satisfied. Biosearch will announce its special meeting by publishing a notice in the Official Gazette of the Italian Republic. This notice may indicate three different dates on which the special meeting may be validly held (i.e., the first, second and third calls). In the event that Biosearch's special meeting cannot be validly held at the first call (because, for example, an insufficient number of shares are represented at the meeting), the meeting may be held at the second call, at the relevant date and time indicated in the notice. In the event that the special meeting cannot be validly held at the second call, the special meeting may be held at the third call, at the relevant date and time indicated in the notice. With regards to the quorum required, if the special meeting is held at the first call, more than a majority of the outstanding Biosearch ordinary shares must be represented; if the special meeting is held at the second call, more than one-third of the outstanding Biosearch ordinary shares must be represented; and if the special meeting is held at the third call, more than one-fifth of the outstanding Biosearch ordinary shares must be represented.

        Two of the founders of Biosearch, who are members of its management, owning collectively approximately 16.61% of the outstanding Biosearch ordinary shares entitled to vote at the special meeting of Biosearch shareholders, have entered into voting agreements with us that commit those shareholders, subject to specified exceptions, not to sell any of their shares prior to the special meeting or any postponement thereof and to vote all of their shares in favor of the merger and the related proposals. In addition, the 3i Group plc, a shareholder of Biosearch, has entered into a voting agreement with us that requires the 3i Group, subject to specified exceptions, to hold at least 808,145 ordinary shares of Biosearch (or 6.65% of the outstanding ordinary shares of Biosearch) through the date of the special meeting or any postponement thereof, and to vote all of its Biosearch ordinary shares held at the time of the special meeting in favor of the merger and related proposals. Accordingly, if all of the parties to these voting agreements vote in favor of the merger, the vote of approximately 5,278,402 additional Biosearch ordinary shares (or 43.41% of the outstanding Biosearch ordinary shares) will be required to approve the merger, assuming that 100% of the Biosearch ordinary shares are represented at the special meeting.

Versicor's Reasons for the Merger (page 49)

        We believe the proposed merger of Biosearch with and into us is a key step toward our goal of establishing ourselves as a more advanced biopharmaceutical company focusing on the discovery, development and commercialization of antibiotic and antifungal agents for difficult-to-treat infections. Like us, Biosearch is a biopharmaceutical company focused on the discovery, development and production of novel antifungal and antibiotic agents for difficult-to-treat infections. The merger will unify ownership rights to dalbavancin, which is in Phase II clinical trials, and the combined company will possess a broader pipeline of new product candidates, including anidulafungin and ramoplanin, which are in Phase III clinical trials, a product candidate in Phase I clinical trials and a number of other compounds in pre-clinical testing.

        Our board of directors believes that the merger is fair to, and in the best interests of, our company and our stockholders. In reaching this conclusion, our board of directors considered a variety of factors, including the opinion of Lehman Brothers, our financial advisor, and also including the following potentially positive factors:

  •
  Following the merger, our gross margin percentage on any future sales of dalbavancin will increase from the high 60's to over 90 because we will no longer be required to pay any royalties or manufacturing fees to Biosearch.

  •
  The merger should enhance our antifungal and antibiotic agent market position through the acquisition of additional pre-clinical compounds and expertise in other difficult-to-treat infections.

  •
  The merger will provide us with manufacturing capability for the production of product candidates and agents and a European presence from which to market products to the European market.

  •
  As a result of our four-year collaboration with Biosearch, we believe that our corporate cultures are a good match and that by merging with Biosearch we believe we can more efficiently pursue our shared goal of bringing new antibiotic and antifungal agents to market.

  •
  The merger should improve our ability to conduct expensive clinical trials by providing access to Biosearch's cash reserves.

Our board of directors also considered potentially negative factors, including the cost of negotiating and closing the merger, the risks of international expansion and the fact that after the completion of the merger the increase in our gross margin on any future sales of dalbavancin would be offset for the combined company by the loss of Biosearch's right to any royalties and manufacturing fees from Versicor, see "The Merger—Versicor's Reasons for the Merger; Recommendation of the Versicor Board."

Biosearch's Reasons for the Merger (page 50)

        The proposed merger of Biosearch with Versicor is a key step toward Biosearch's goal of establishing itself as a more advanced biopharmaceutical company focusing on the discovery, development and production of antibacterial and antifungal agents for the prevention and treatment of difficult-to-treat infections. Biosearch expects that, as a result of the merger, the combined company could establish a presence in the market earlier than Biosearch could on its own, if and when Versicor's lead antifungal product candidate, anidulafungin, successfully completes Phase III clinical trials and begins commercialization. Together with Versicor, Biosearch will possess worldwide rights for dalbavancin, anidulafungin and its topical product against acne, BI-K-0376, which is currently in Phase I clinical development, and worldwide rights (other than in North America) for ramoplanin.

        Biosearch has been collaborating with Versicor since February 1998 in a drug discovery program called BIOCOR. Biosearch contributes natural product leads to the collaboration, and Versicor contributes the combinatorial chemistry expertise necessary to optimize those selected leads and identify product candidates. As a result of this four-year collaboration with Versicor, Biosearch believes that the corporate cultures of the respective companies are a good match and that by merging Biosearch with and into Versicor it can more efficiently pursue the shared goal of bringing new antibacterial and antifungal agents to market.

        Biosearch's board of directors believes that the merger is fair to, and in the best interests of, Biosearch and its shareholders. In reaching this decision, Biosearch's board of directors considered a variety of factors, including the opinion of SG Cowen, its financial advisor. See "The Merger—Biosearch's Reasons for the Merger; Recommendations of the Biosearch Board."

Opinion of Versicor's Financial Advisor (page 52)

        Lehman Brothers, our financial advisor in connection with the merger, delivered its oral opinion to our board of directors, which was later confirmed in writing, that, as of July 30, 2002, and based on and subject to the various considerations described in the opinion, the exchange ratio in the proposed merger is fair from a financial point of view to us. This opinion is not a recommendation to any of our stockholders regarding how to vote. We have attached a copy of the Lehman Brothers written opinion as Appendix C to this proxy statement/prospectus. You should read it in its entirety.

Opinion of Biosearch's Financial Advisor (page 59)

        SG Cowen Securities Corporation, Biosearch's financial advisor in connection with the merger, delivered its verbal opinion to the Biosearch board of directors, which was later confirmed in writing, that, as of July 30, 2002, and based on and subject to the various considerations described in the opinion, the exchange ratio in the proposed merger is fair from a financial point of view to the Biosearch shareholders. This opinion is not a recommendation to any of the Biosearch shareholders or any of our stockholders regarding how to vote. We have attached a copy of the SG Cowen Securities Corporation written opinion as Appendix D to this proxy statement/prospectus. You should read it in its entirety.

What Versicor Stockholders Will Receive in the Merger (page 77)

        Shares of Versicor common stock will represent equity interests in the combined company following the merger of Biosearch with and into us. There will be no need for our stockholders to exchange their share certificates.

What Biosearch Shareholders Will Receive in the Merger (page 77)

        Upon the completion of the merger, each Biosearch ordinary share will be converted into 1.77 shares of Versicor common stock. The actual share exchange will occur three business days later by means of book entry changes on the records of the Italian clearing agency, Monte Titoli S.p.A., without any need for Biosearch ordinary shares to be tendered for exchange.

Ownership of the Combined Company Following the Merger (pages 77, 126 and 150)

        At the closing of the merger, based on the number of Biosearch ordinary shares outstanding as of June 30, 2002 and the exchange ratio of 1.77 Versicor common shares for each Biosearch ordinary share, Versicor will issue approximately 21,524,085 new shares of common stock to current Biosearch shareholders. Upon completion of the merger, current Versicor stockholders will own approximately 55% of Versicor's outstanding common stock and current Biosearch shareholders will own approximately 45% of Versicor's outstanding common stock. Based on the companies' respective closing share prices on July 30, 2002, the last full trading day prior to our announcement of the merger, Biosearch's shareholders would receive an implied premium for their Biosearch shares. The issuance of Versicor common shares at any implied premium would likely result in dilution to the market price of Versicor common stock.

Board of Directors Following the Merger (page 162)

        Upon completion of the merger, we will have an eight member board of directors composed of four persons currently on the board of directors of Versicor and four persons currently on the board of directors of Biosearch. Pursuant to the merger agreement, our bylaws will be automatically amended upon completion of the merger to provide, among other things, that for the following three years, four of our eight directors will be Versicor nominees and the other four will be Biosearch nominees.

Treatment of Biosearch Options (pages 77 and 181)

        The merger agreement provides that each holder of a Biosearch stock option that is outstanding immediately prior to the closing of the merger has two choices. First, a Biosearch option holder may consent to the termination of his Biosearch options, in which case the holder will be entitled to receive a replacement Versicor option upon completion of the merger. The number of Versicor shares subject to the new option will equal the number of Biosearch ordinary shares subject to the holder's terminated Biosearch options multiplied by 1.77. The per share exercise price of each new option will equal the greater of (i) the closing price per share of our common stock on the Nasdaq National Market on the merger closing date, and (ii) the average of the closing prices per share of our common stock on the Nasdaq National Market for each trading day during the one-month period immediately preceding the effective time of the merger. Each new option will also be subject to a four-year vesting schedule regardless of the vesting schedule of the predecessor Biosearch option. We expect to grant these replacement options under our 2002 Stock Option Plan. More information on our stock option plans is included under the heading "Proposal to Amend Versicor's 2001 Stock Option Plan." As described in that section, our 2002 Stock Option Plan was approved by our board of directors for the purpose of making these replacement option grants, but will not be submitted to our stockholders for approval. If the rules of the Nasdaq National Market change such that we are not able to make these option grants under a plan not approved by our stockholders, or if we are otherwise unable to make these grants under our 2002 Stock Option Plan, we will make these grants under our 2001 Stock Option Plan.

        Alternatively, a Biosearch option holder may decide not to consent to the termination of his Biosearch options, in which case the holder's Biosearch option will be assumed by us and will become an option to acquire shares of our common stock upon completion of the merger. The number of shares of our common stock that will be subject to each assumed option will equal the number of Biosearch ordinary shares subject to the option immediately prior to the merger multiplied by 1.77. The per share exercise price of each assumed option will equal the exercise price of the Biosearch option immediately prior to the effective time of the merger divided by 1.77 and converted from euros into dollars.

Versicor's Reasons for the 2001 Stock Option Plan Amendment (page 181)

        As of August 19, 2001, approximately 978,000 shares remain available for grant purposes under our 2001 Stock Option Plan out of the 1.2 million shares originally available under the plan. The proposed amendments to the 2001 Stock Option Plan would increase the number of shares available under the plan by an additional 5,400,737 shares and the number of shares that may be granted under the 2001 Stock Option Plan to one person during any calendar year by an addtional 650,000 shares in order to provide our combined company with the capacity to structure incentives to our continuing and future employees, including options that we will issue in connection with the merger. The merger agreement requires us to issue replacement stock options with respect to 442,500 shares of our common stock to Biosearch optionees upon completion of the merger (or to assume any option not replaced, as described above). We intend to issue these replacement stock options under our 2002 Stock Option Plan. If the rules of the Nasdaq National Market change such that we are not able to make these option grants under a plan not approved by our stockholders, or if we are otherwise unable to make these grants under our 2002 Stock Option Plan, we will make these grants under our 2001 Stock Option Plan. In addition, we currently have contractual commitments in place to issue options covering an additional 2,845,000 shares upon completion of the merger to Biosearch key employees and one of its consultants and intend to issue additional options to other Biosearch employees in connection with the merger, all of which will be issued under the 2001 Stock Option Plan.

        If the 2001 Stock Option Plan Amendment is approved by our stockholders, we will increase the shares available for grant under our 2001 Stock Option Plan from approximately 978,000 shares to approximately 6,378,737 shares and increase the number of shares that may be granted under the 2001 Stock Option Plan to one person during any calendar year from 300,000 shares to 950,000 shares.

Recommendation of Versicor's Board of Directors (pages 49, 189 and 190)

        After careful consideration, our board of directors unanimously recommends that you vote "FOR" the proposal to approve the merger agreement, "FOR" the proposal to approve the amendment to the 2001 Stock Option Plan and "FOR" the proposal to adjourn the meeting, if necessary, to solicit additional proxies.

Accounting Treatment of the Merger (page 70)

        The merger will be accounted for by Versicor for financial reporting purposes under the purchase method. Accordingly, the aggregate purchase price will be allocated based upon the fair values of the assets acquired and the liabilities assumed of Biosearch. Any excess purchase price will be recorded as goodwill. Under current generally accepted accounting principles in the United States, goodwill is no longer being amortized but instead is to be capitalized and reviewed periodically for impairment.

Appraisal or Dissenters' Rights; Rescission Rights (page 71)

        Our stockholders will not be entitled to appraisal or dissenters' rights in connection with the merger. Biosearch shareholders, however, will have rescission rights as specified under Italian law. At the closing of the merger, those Biosearch shareholders that have exercised their rescission rights will be entitled to receive a cash payment for their Biosearch ordinary shares in lieu of receiving any shares of Versicor common stock.

Regulatory Requirements for the Merger (page 71)

        In order for the merger to be valid under Italian law, Italian law requires delivery to the shareholders of Biosearch, by deposit at the corporate headquarters of Biosearch and with copies to the Italian securities regulator, CONSOB, and the Nuovo Mercato of certain documents, including a report that indicates that, among other things, the valuation methods adopted by the board of directors of Biosearch are, under the circumstances, reasonable and not arbitrary and have been correctly applied by the directors in their determination of the ratio for the exchange of shares contained in the merger agreement.

        Also, prior to completion of the merger, Versicor and Biosearch could be required to give notification of the merger to U.S., EU or Italian antitrust authorities. If notification to any of these authorities is required, the parties could be required to furnish additional information and observe one or more statutory waiting periods prior to completion of the merger.

Material U.S. Federal Tax Considerations (page 72)

        Generally, the exchange by Biosearch stockholders of Biosearch ordinary shares for shares of our common stock will not cause either Biosearch shareholders or our stockholders to recognize any gain or loss for U.S. federal income tax purposes. However, Biosearch shareholders might have to recognize gain or loss if their stock ownership in Biosearch is sufficiently large. This tax treatment might not apply to all Biosearch stockholders. A determination of the actual tax consequences of the merger to you can be complicated and will depend on your own specific situation and on variables not within our control or the control of Biosearch. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you.

Italian Tax Considerations (page 75)

        Generally, the merger will not cause a taxable event for Italian income tax purposes for the Biosearch shareholders who are resident in Italy for Italian tax purposes. Furthermore, the shares of our common stock received by the Biosearch shareholders in the merger will have the same aggregate tax basis as the Biosearch ordinary shares held by the Biosearch shareholders prior to the merger. However, for Biosearch shareholders who are resident outside of Italy for Italian tax purposes, with some exceptions described below, the merger may cause taxable gain to be recognized equal to the difference between the fair market value of the shares of our common stock received and the tax basis of Biosearch shareholder's Biosearch ordinary shares cancelled in the merger. Exceptions to this treatment may apply to non-resident shareholders:

  •
  who own no more than two percent of the Biosearch voting rights or no more than five percent of the Biosearch's total outstanding equity, and who meet certain other requirements, or
  •
  who are entitled to the benefits of almost any income-tax treaty between Italy and the shareholder's country of residence.

The actual income tax consequences under Italian tax law will depend on your own specific situation and on factors not within the control of Biosearch or us. Biosearch shareholders should consult their own tax adviser for a full understanding of the potential Italian tax consequences of the merger to them.

Material Terms of the Merger Agreement

        The merger agreement is the primary legal document that governs the merger. We have attached a copy of the merger agreement as Appendix A to this proxy statement/prospectus and encourage you to read it. A few of its key terms are listed below:

Conditions to Completion of the Merger (page 87)

        Several conditions must be satisfied before we complete the proposed merger, including, among others, those summarized below:

  •
  the approval of our stockholders and Biosearch's shareholders must have been received;
  •
  there must be no pending or threatened litigation by a governmental entity seeking to enjoin or prohibit the completion of the merger, nor any legal restraint or prohibition preventing the completion of the merger;
  •
  the waiting period under any applicable antitrust laws (and any extensions thereof) must have expired or been terminated;
  •
  legal opinions from each company's corporate and tax counsel must have been received;
  •
  each company's respective representations and warranties in the merger agreement must remain accurate, as certified by one of its officers;
  •
  each company must have materially complied with its covenants in the merger agreement, as certified by one of its officers; and
  •
  from the date of the merger agreement to the completion of the merger, both companies must not have experienced any material adverse effects.

        The merger agreement provides that any or all of the conditions to both parties' obligations may be waived by both parties together, and any or all of the conditions to either party's obligations may be waived by that party. However, the parties cannot waive any conditions imposed by law, such as receipt of necessary stockholder approvals.

Prohibition on Solicitation of Other Offers (page 85)

        In addition, the merger agreement contains detailed provisions that prohibit us and Biosearch from taking any action, directly or indirectly, to:

  •
  solicit, initiate or encourage, including by way of furnishing information, or take any other action designed to facilitate, any inquiries or the making of any proposal the consummation of which would constitute an "alternative transaction," as defined in the merger agreement;

  •
  participate in any discussions or negotiations regarding an alternative transaction;

  •
  withdraw, qualify or modify, or propose publicly to do any of the foregoing, in a manner adverse to the other party, its approval or recommendation with respect to the merger or the merger agreement (and in our case, the issuance of our common stock in connection with the merger);

  •
  approve or recommend, or propose publicly to approve or recommend, any alternative transaction; or

  •
  enter into any agreement with respect to any alternative transaction.

        The merger agreement does not, however, prohibit either party or its board of directors from considering and entering into negotiations with respect to an unsolicited bona-fide written alternative transaction from a third party if:

  •
  the holders of its common stock or ordinary shares have not adopted the merger proposals described in this proxy statement/prospectus, and

  •
  its board of directors determines in good faith, after consultation with outside legal counsel, that the failure to provide information or participate in negotiations would result in a reasonable possibility that its board of directors would breach its fiduciary duties to its stockholders or shareholders.

Furthermore, if a proposal qualifies as a "superior proposal," as defined in the merger agreement, either party may inform its stockholders or shareholders that it no longer believes that the merger or the merger agreement is advisable and no longer recommends the merger proposal.

Termination of the Merger Agreement (page 89)

        Under circumstances specified in the merger agreement, each company may terminate the merger agreement. These circumstances include, among others:

  •
  if the required approval of the other company's stockholders has not been obtained at its special meeting;

  •
  if the other company's board of directors takes any action in opposition to the merger described as a triggering event in the merger agreement;

  •
  if the other company breaches its representations, warranties or covenants in the merger agreement such that the closing conditions regarding the accuracy of its representations, warranties or covenants would not be satisfied at the closing; or

  •
  if the other company consents to a termination.

A Termination Fee could be Payable if the Merger is not Completed (page 90)

        If the merger agreement is terminated, either we or Biosearch, in specified circumstances, could be required to pay a termination fee of $6 million to the other party.

Comparison of Rights of Versicor Stockholders and Biosearch Shareholders (page 172)

        After the completion of the merger, Biosearch shareholders will become stockholders of our company, and their rights as stockholders of our company will be governed by Delaware law, our current certificate of incorporation and our bylaws, which will be amended and restated upon completion of the merger. There are substantive differences between Delaware law and Italian law and between our certificate of incorporation and amended and restated bylaws and Biosearch's governing documents, as summarized under "Comparison of Rights of Versicor Stockholders and Biosearch Shareholders."

Comparative Stock Prices and Dividends (page 93)

        Shares of our common stock currently trade in the United States on the Nasdaq National Market under the symbol "VERS," and Biosearch ordinary shares currently trade in Italy on the Nuovo Mercato under the symbol "BIO." The following table presents:

  •
  the last reported per share sales price of our common stock;

  •
  the last reported per share sales price of Biosearch ordinary shares, stated in euros;

  •
  the last reported per share sales price of Biosearch ordinary shares, converted to dollars at the exchange rate then prevailing; and

  •
  the implied value of the merger consideration of 1.77 Versicor shares per Biosearch share, based on the closing price of Versicor stock on each of the dates shown,

in each case on July 30, 2002, the last full trading day prior to the public announcement of the proposed merger, and on October 1, 2002, which is a recent date prior to the date of this proxy statement/prospectus. The implied value of the merger consideration has been determined by multiplying the last reported sales price per share of our common stock on each date by 1.77, which is the exchange ratio in the merger. Neither we nor Biosearch have ever paid dividends.

		Biosearch Ordinary Shares
				Implied Value of Merger Consideration per Biosearch Ordinary Share (dollars)
Date	Versicor Common Stock (dollars)
		(euros)	(dollars)
July 30, 2002	$12.11	€16.00	$15.79	$21.43
October 1, 2002	$8.19	€13.55	$13.34	$14.50

        The market prices of our common shares and Biosearch's ordinary shares and the exchange rate between the U.S. dollar and the euro fluctuate. You should obtain current market quotations and exchange rates.

Comparative Per Share Information (page 155)

        The following table presents the net loss and book value of each of Versicor and Biosearch on a per share basis. It also presents the same types of information as adjusted by us to reflect the combination of the two companies as though it had already occurred, which is referred to as "pro forma" information. Our historical net loss per diluted share for the year ended December 31, 2001 and our historical book value per share at December 31, 2001 are derived from our audited financial statements included elsewhere in this proxy statement/prospectus. Our historical net loss per diluted share for the six months ended June 30, 2002 and our historical book value per share at June 30, 2002 are derived from our unaudited financial statements included elsewhere in this proxy statement/prospectus. Our June 30, 2002 pro forma per share information is derived from the unaudited pro forma condensed consolidated financial statements included elsewhere in this proxy/statement prospectus. Biosearch's historical net loss per diluted share for the year ended December 31, 2001 and Biosearch's historical book value per share at December 31, 2001 are derived from its audited consolidated financial statements included elsewhere in this proxy statement/prospectus. Biosearch's historical net loss per diluted share for the six months ended June 30, 2002 and its historical book value per share at June 30, 2002 are derived from its unaudited financial statements included elsewhere in this proxy statement/prospectus. Biosearch's June 30, 2002 pro forma per share information is derived from information in the unaudited pro forma condensed consolidated financial statements included elsewhere in this proxy/statement prospectus.

        The following information should be read in conjunction with the audited financial statements of Versicor, the audited consolidated financial statements of Biosearch, the unaudited interim financial statements of Versicor, the unaudited interim consolidated financial statements of Biosearch, the selected historical consolidated financial information of Versicor and Biosearch, the selected unaudited pro forma consolidated financial information and the unaudited pro forma condensed consolidated financial statements included elsewhere in this proxy statement/prospectus or incorporated by reference as described under "Where You Can Find More Information." The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company.

	Year ended and as of December 31, 2001	Six months ended and as of June 30, 2002
Versicor—Historical
Net loss per diluted share	$(1.42)	$(0.92)
Book value per share (1)	2.28	2.80
Biosearch—Historical
Net loss per diluted share	€(0.89)	€(0.38)
Book value per share (1)	10.52	9.80
Versicor—Pro Forma
Net loss per diluted share	$(1.02)	$(0.63)
Book value per share (1)	4.39	4.58
Biosearch Equivalent—Pro Forma (2)
Net loss per diluted share	$(1.81)	$(1.12)
Book value per share	7.77	8.11

(1)
Historical book value per share is computed by dividing stockholders' equity by the number of shares of Versicor common stock or Biosearch ordinary shares outstanding at the end of each period. Pro forma book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of Versicor common stock outstanding at the end of the period.

(2)
The Biosearch equivalent pro forma consolidated per share amounts are calculated by multiplying Biosearch consolidated pro forma share amounts by the exchange ratio in the merger of 1.77 shares of Versicor common stock for each Biosearch ordinary share.

Summary Versicor Historical Financial Data (page 95)

        The following summaries of our historical financial data for the years ended December 31, 1999, 2000 and 2001 and our balance sheet data as of December 31, 2000 and 2001 are derived from our audited financial statements appearing elsewhere in this proxy statement/prospectus. The financial data for the years ended December 31, 1997 and 1998 and the balance sheet data as of December 31, 1997, 1998 and 1999 are derived from audited financial statements not included in this proxy statement/prospectus. The financial data for the six months ended June 30, 2001 and 2002 and the balance sheet data at June 30, 2002 are derived from our unaudited financial statements which are included elsewhere in this proxy statement/prospectus. You should read the following selected historical financial data in conjunction with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Versicor" included elsewhere in this proxy statement/prospectus.

	Year ended December 31,					Six months ended June 30,
	1997	1998	1999	2000	2001	2001	2002
	(in thousands, except per share amounts)
Statement of Operations Data:
Revenues:
Collaborative research and development and contract services	$—	$—	$3,750	$5,338	$6,145	$3,040	$3,044
License fees and milestones	—	—	525	553	283	267	258

Total revenues	—	—	4,275	5,871	6,428	3,307	3,302

Operating expenses:
Research and development	5,403	11,429	25,472	15,531	32,612	14,154	22,065
General and administrative	807	1,386	2,586	8,891	9,600	4,913	4,537

Total operating expenses	6,210	12,815	28,586	24,422	42,212	19,067	26,602

Loss from operations	(6,210)	(12,815)	(23,783)	(18,551)	(35,784)	(15,760)	(23,300)
Interest income	104	770	749	3,712	3,313	2,132	781
Interest expense	(178)	(540)	(6,171)	(482)	(316)	(180)	(124)
Other	—	—	(14)	18	(60)	—	—

Net loss	(6,284)	(12,585)	(29,219)	(15,303)	(32,847)	(13,808)	(22,643)
Preferred stock deemed dividends and accretion to redemption value	(422)	(2,527)	(38,175)	(3,486)	—	—	—

Net loss available to common stockholders	$(6,706)	$(15,112)	$(67,394)	$(18,789)	$(32,847)	$(13,808)	$(22,643)

Net loss per share, basic and diluted	$(24.31)	$(47.11)	$(127.28)	$(1.95)	$(1.42)	$(0.60)	$(0.92)
Shares used in computing net loss per share, basic and diluted	276	321	530	9,638	23,090	23,048	24,642
	December 31,
						June 30, 2002
	1997	1998	1999	2000	2001
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents and marketable securities	$14,491	$4,507	$34,619	$85,934	$63,768	$85,150
Total assets	26,258	15,865	45,233	91,596	70,697	91,102
Term loan payable, less current portion	6,034	5,172	4,310	3,448	1,004	1,047
Convertible and redeemable preferred stock	31,472	33,984	83,843	—	—	—
Accumulated deficit	(12,536)	(26,454)	(55,673)	(70,976)	(103,823)	(126,466)
Total stockholders' equity (deficit)	(12,551)	(27,076)	(48,796)	80,287	52,894	73,695

Summary Biosearch Historical Consolidated Financial Data (page 127)
(amounts in accordance with U.S. GAAP)

        The following summaries of Biosearch's historical consolidated financial data for the years ended December 31, 2000 and 2001 and its balance sheet data as of December 31, 2000 and 2001 are derived from Biosearch's audited consolidated financial statements presented in euros, which have been prepared in accordance with U.S. generally accepted accounting principals, or U.S. GAAP, and which appear elsewhere in this proxy statement/prospectus. The financial data for the six months ended June 30, 2001 and 2002 and the consolidated balance sheet data at June 30, 2002 are derived from Biosearch's unaudited consolidated financial statements presented in euros, which are prepared in accordance with U.S. GAAP and are included elsewhere in this proxy statement/prospectus. You should read the following summary selected historical consolidated financial data in conjunction with the consolidated financial statements of Biosearch and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Biosearch" included elsewhere in this proxy statement/prospectus.

	Year ended December 31,		Six months ended June 30,
	2000	2001	2001	2002
	(in thousands, except per share amounts)
Statement of Operations Data:
Revenues:
License fees and milestones	€3,066	€3,484	€2,975	€206
Research and development consulting and contract services and government grants	5,766	3,749	2,868	1,681

Total revenues	8,832	7,233	5,843	1,887

Operating expenses:
Research and development(1)	28,181	16,756	6,980	6,300
General and administrative(2)	4,834	4,251	1,645	2,127
Loss (gain) on trading securities	2,970	(1,812)	(968)	(782)
Amortization of negative goodwill	(1,268)	(1,268)	(634)	—

Total operating expenses	34,717	17,927	7,023	7,645

Loss from operations	(25,885)	(10,694)	(1,180)	(5,758)
Investment income (expense)	319	(163)	(623)	1,135

Net loss	€(25,566)	€(10,857)	€(1,803)	€(4,623)

Net loss per share, basic and diluted	€(2.69)	€(0.89)	€(0.15)	€(0.38)
Shares used in computing net loss per share, basic and diluted	9,505	12,154	12,161	12,104

(1)
Research and development expense for the year ended December 31, 2000 and for the six months ended June 30, 2002 include non-cash stock-based compensation expenses of €19,173 and €18, respectively.

(2)
General and administrative expense for the year ended December 31, 2000 includes non-cash stock-based compensation expense of €2,407.

	December 31,
			June 30, 2002
	2000	2001
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents and unrestricted marketable securities	€130,931	€114,377	€106,214
Total assets	146,323	139,470	133,434
Long-term loan, less current portion	429	407	1,132
Accumulated deficit	(25,422)	(36,279)	(40,902)
Total stockholders' equity	136,204	127,919	119,192

Summary Pro Forma Consolidated Financial Data (page 155)

        The following summary pro forma consolidated statement of operations data for the year ended December 31, 2001 and the six months ended June 30, 2002 give effect to our merger with Biosearch as if it had occurred on January 1, 2001. The following summary pro forma consolidated balance sheet data as of June 30, 2002 gives effect to our merger with Biosearch as if it had occurred on June 30, 2002. The following summary pro forma consolidated financial data have been derived from, and should be read along with, the "Unaudited Pro Forma Condensed Consolidated Financial Information" and related notes included elsewhere in this proxy statement/prospectus.

        The summary pro forma consolidated financial data is not necessarily indicative of what our results of operations would have been had the merger occurred at the beginning of the applicable period.

	Year ended December 31, 2001				Six months ended June 30, 2002
	Historical Versicor	Historical Biosearch	Pro Forma Adjustments	Pro Forma	Historical Versicor	Historical Biosearch	Pro Forma Adjustments	Pro Forma
	(in thousands, except per share amounts)
Statement of Operations Data:
Revenues:
Collaborative research and development and contract services	$6,145	$3,360	$(509)	$8,996	$3,044	$1,510	$(994)	$3,560
License fees and milestones	283	3,122	(1,649)	1,756	258	185	(78)	365

Total revenues	6,428	6,482	(2,158)	10,752	3,302	1,695	(1,072)	3,925

Operating expenses:
Research and development	32,612	15,017	(2,006)	45,623	22,065	5,660	(996)	26,729
General and administrative	9,600	3,810	—	13,410	4,537	1,911	—	6,448
Gain on trading securities	—	(1,624)	—	(1,624)	—	(703)	—	(703)
Amortization of intangible assets	—	—	2,863	2,863	—	—	1,431	1,431
Amortization of negative goodwill	—	(1,136)	—	(1,136)	—	—	—	—

Total operating expenses	42,212	16,067	857	59,136	26,602	6,868	435	33,905

Loss from operations	(35,784)	(9,585)	(3,015)	(48,384)	(23,300)	(5,173)	(1,507)	(29,980)
Interest income (expense), net	2,997	(146)	—	2,851	657	1,020	(861)	816
Other	(60)	—	—	(60)	—	—	—	—

Net loss	$(32,847)	$(9,731)	$(3,015)	$(45,593)	$(22,643)	$(4,153)	$(2,368)	$(29,164)

Net loss per share, basic and diluted	$(1.42)	$(0.80)		$(1.02)	$(0.92)	$(0.34)		$(0.63)
Shares used in computing net loss per share, basic and diluted	23,090	12,154		44,614	24,642	12,104		46,166
	June 30, 2002
	Historical Versicor	Historical Biosearch	Pro Forma Adjustments	Pro Forma
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents and marketable securities	$85,150	$104,900	$(2,098)	$187,952
Total assets	91,102	131,783	35,425	258,310
Long-term loan, less current portion	1,047	1,118	—	2,165
Accumulated deficit	(126,466)	(40,396)	(51,104)	(217,966)
Total stockholders' equity	73,695	117,717	27,522	218,934

RISK FACTORS

        In addition to the other information included or incorporated by reference in this proxy statement/ prospectus, you should carefully consider the following factors in evaluating the proposals to be voted on at the special meeting. Additional risks not presently known to Versicor or that Versicor currently deems immaterial might also impair Versicor's business operations. Actual future results and trends might differ materially from historical results or those anticipated depending on a variety of factors, including, without limitation, the factors set forth in this section.

Risks Related to the Merger Transaction

The issuance of approximately 21,524,085 shares of Versicor common stock to Biosearch shareholders in the merger will substantially reduce the percentage interests of Versicor stockholders.

        If the merger is completed, approximately 21,524,085 shares of Versicor common stock will be issued to current Biosearch shareholders, and former Biosearch shareholders will own approximately 45% of the outstanding common stock of Versicor after the merger. The issuance of these shares to current Biosearch shareholders will cause a significant reduction in the relative percentage interests of current Versicor stockholders in earnings, voting, liquidation value and book and market value. Moreover, as described under "Comparative Stock Prices and Dividends," based on the companies' respective closing share prices on July 30, 2002, which was the last full trading day prior to our announcement of the merger, Biosearch shareholders would receive an implied premium for their shares. The issuance of Versicor common shares at any implied premium would likely result in dilution to the market price of Versicor common stock. The issuance of additional shares in future transactions could further reduce the percentage interests of current Versicor stockholders and Biosearch shareholders.

The integration of Versicor and Biosearch management following the merger will present significant challenges.

        Versicor and Biosearch will face significant challenges in combining their management and internal control systems in a timely and efficient manner. This integration will be complex and time-consuming because, among other things, the combined company's U.S. executives will be located in Pennsylvania, United States while the combined company's Italian executives will be located in Gerenzano, Italy. The failure to integrate successfully Versicor and Biosearch's management and decision-making systems might result in Versicor and Biosearch not achieving the anticipated potential benefits of the merger and could harm our combined company. In addition, the relocation of our corporate management and finance team from California to Pennsylvania could result in increased turnover.

If Nasdaq's currently proposed director-independence rules are adopted, compliance with both the new rules and our bylaws, as amended by the merger agreement, might require us to significantly increase the size of our board.

        Upon completion of the merger we will have eight directors on our board, four of whom are currently associated with Versicor and the other four of whom are currently associated with Biosearch. Pursuant to the merger agreement, our bylaws will be amended in a manner that is intended, among other things, to maintain an even balance of Versicor directors and Biosearch directors on the board for three years from the date the merger is completed. If we decide to add additional directors to the board during that three-year period, the bylaws will effectively require us to add equal numbers proposed by the four Versicor directors and by the four Biosearch directors in order to maintain equal numbers of Versicor directors and Biosearch directors on the board.

        Those changes to our bylaws might make it more difficult for us to comply with Nasdaq's recently proposed director-independence rule. Although Nasdaq's proposed rule is still subject to change, the current version announced by Nasdaq on September 13, 2002 includes the following requirements, among others:

  •
  Majority of Independent Directors.  Nasdaq's proposed rule will require that a majority of our board must be comprised of independent directors, and a director will not be "independent" if, among other disqualifications, in any of the past three years he or his non-employee family members received more than $60,000 from our company, other than for his service as a director, or if the director is a controlling shareholder or officer of an entity to which our combined company has made payments in excess of $200,000 or 5% of either entity's gross revenues.
  •
  Three Completely Independent Audit Committee Members.  Nasdaq's proposed rule will provide that a director is ineligible to serve on our three-member audit committee if (a) he is not independent (as described above) or (b) he receives any payments from our company (other than in his capacity as a board or committee member) or (c) he controls directly or indirectly a significant amount of our company's stock (which amount is currently undefined but might be as low as 5%). In addition, if at least one member of our audit committee is not a "financial expert" (a phrase which Nasdaq has not yet defined), or if any of the audit committe members are not financially literate, we must disclose and explain the committee's lack of expertise to our stockholders in our annual proxy statements. We believe that only two of our eight directors following the completion of the merger may be independent under the proposed standards, and only one director may be eligible to serve on the audit committee under the proposed standards.

  •
  Compliance Deadline.  If compliance with the proposed rule requires any changes to our board, we will be required to comply with the rule commencing immediately after our first annual meeting held at least 120 days after the new rules are adopted, which will be our 2004 annual meeting (assuming we hold our 2003 meeting on June 14, which is the anniversary of our 2002 meeting, and that the new rules are adopted after February 15, 2003).

        If the Nasdaq proposal is adopted, we will comply with the new rules. In order for our board to be comprised of a majority of independent directors we will need to (a) ask some of our non-independent directors to resign and/or (b) increase the size of our board by adding additional independent directors. Any increase in the size of our board might give rise to inefficiencies which might cause some board actions to be delayed.

Because the exchange ratio in the merger is fixed, Versicor stockholders are exposed to the risk that the market price of Versicor's common stock could increase or the market price of Biosearch ordinary shares could decrease.

        Under the merger agreement, each Biosearch ordinary share will convert into the right to receive 1.77 shares of Versicor common stock. This exchange ratio is a fixed number and will not be adjusted if the price of Versicor common stock or Biosearch ordinary shares increases or decreases prior to the completion of the merger. The prices of Versicor common stock and Biosearch ordinary shares at the closing of the merger might vary from their prices on the date of this proxy statement/prospectus and on the date of the Versicor stockholders' special meeting. These prices might vary because of changes in the business, operations or prospects of Versicor or Biosearch, market assessments of the likelihood that the merger will be completed, the timing of the completion of the merger, the prospects of post-merger operations, regulatory considerations, general market and economic conditions and other factors. Because the date that the merger is completed will be later than the date of the Versicor stockholders' special meeting, the prices of Versicor common stock and Biosearch ordinary shares on the date of the Versicor stockholders' special meeting might not be indicative of their respective prices on the date the merger is completed. As a result, the market value of the shares of Versicor common stock that Veriscor will be required to issue to former Biosearch shareholders upon completion of the merger might be greater than the value attributed to Biosearch's business and assets at the time the merger agreement was entered into and/or the date it is approved by our stockholders. We urge

Versicor stockholders to obtain current market quotations for Versicor common stock and Biosearch ordinary shares, and to be aware that the relative prices of Versicor common stock and Biosearch ordinary shares might change dramatically after the Versicor stockholders' special meeting.

Our combined company may be required to pay $25 million or more to Biosearch shareholders who exercise recission rights in connection with the merger.

        Under Italian law, Biosearch shareholders that properly exercise their recission rights will be entitled to receive a cash payment for their Biosearch ordinary shares, which cash payment is determined by averaging the closing price for a Biosearch ordinary share on the Nuovo Mercato over the six months prior to the date on which Biosearch shareholders approve the merger. Pursuant to the merger agreement, neither Versicor nor Biosearch will be obligated to complete the merger if the aggregate amount to be paid to dissenting Biosearch shareholders equals or exceeds $25 million. The payment of any amount to Biosearch shareholders who exercise rescisson rights would reduce the available cash reserves of our combined company. As a closing condition, this $25 million limit may be waived only with the consent of both Versicor and Biosearch. If the amount of claims from dissenting shareholders exceeds $25 million and the parties agree to waive this closing condition and elect to complete the merger, the cash reserves of our combined company would be reduced to that additional extent.

Risks Related to International Expansion

If the merger is completed, Versicor will operate in both the United States and Italy, which will increase Versicor's costs of doing business and might result in additional, unexpected challenges.

        If the merger is completed, our operations will be located both in the United States and Italy. This expansion will cost us time and resources that we would not have to spend if our operations were confined within one country only, such as:

  •
  our management will need to devote additional time to overseeing operations in two countries;
  •
  language barriers within our company might result in misunderstandings, improperly executed instructions and additional translation costs; and
  •
  internal transportation and communications costs will increase in order for personnel, resources and ideas to be shared between the two operation centers.

        The increased time and resources we spend to manage operations internationally will result in an increase in our historical cost of doing business. In addition, international operations might present other challenges. For example, the cultural differences between business operations (generally including employer-employee relations) in the United States and those in Italy might reduce some of the benefits of the merger.

If the merger is completed, Versicor will be required to comply with two national regulatory structures, which could result in administrative challenges.

        If the merger is completed, our operations will need to comply with applicable laws of and rules of the United States (including California law, Delaware corporate law and the rules and regulations of the Securities and Exchange Commission and the Nasdaq National Market), the EU legal system and the Republic of Italy (including the rules and regulations of CONSOB and Borsa Italiana, which collectively regulate companies listed on Italy's public markets such as the Nuovo Mercato). Conducting our operations in a manner that complies with all applicable laws and rules will require us to devote additional time and resources to regulatory compliance matters, which costs might be substantial, and might cause delays. For example:

  •
  issuing each material announcement in both English and Italian might cause administrative challenges as we seek to time the simultaneous release of such announcements in both languages;
  •
  producing financial statements and quarterly (and other periodic) reports under two sets of standards, and approving translations of each significant document into the other language will be expensive and might distract our executives from their primary focus of managing our business; and
  •
  the process of seeking to understand and comply with the laws of each country (including tax, labor and regulatory laws) might require us to incur the expense of engaging additional outside counsel, accountants and other professional advisors and might result in delayed business initiatives as we seek to ensure that each new initiative will comply with both regulatory regimes.

If the merger is completed, we will be subject to risks relating to fluctuations in the exchange rate of the dollar relative to the euro, which could cause costs to be greater than we expect and introduce additional volatility in our reported quarterly results.

        Following the completion of the merger we will be exposed to risks associated with foreign currency transactions insofar as we might desire to use dollars to make contract payments denominated in euros or vice versa. As the net positions of our unhedged foreign currency transactions might fluctuate, our earnings might be negatively affected. In addition, following the completion of the merger, we will be exposed to risks associated with the translation of Biosearch's euro-denominated financial results and balance sheet into U.S. dollars. The reporting currency of Versicor will remain as the U.S. dollar, however, a significant portion of our consolidated revenues and costs will arise in euros. In addition, the carrying value of some of our assets and liabilities will be affected by fluctuations in the value of the U.S. dollar as compared to the euro. Changes in the value of the U.S. dollar as compared to the euro might have an adverse effect on our reported results of operations and financial condition.

If the merger is completed, we will be subject to new legal duties and additional political and economic risks related to operations in Italy.

        If the merger is completed, a substantial portion of our business will be based in Italy. We will be subject to duties and risks arising from doing business in Italy, such as:

  •
  Italian employment law, under which our relations with our employees in Italy will be governed by collective bargaining agreements negotiated at the national level and over which we have no control;
  •
  European Union data protection regulations, under which we will be unable to send private personal data, including many employment records and some clinical trial data, from our Italian offices to our U.S. offices until our U.S. offices self-certify their adherence to the safe harbor framework established by the U.S. Department of Commerce in consultation with the European Commission;
  •
  tariffs, customs, duties and other trade barriers;
  •
  import restrictions or prohibitions, delays from customs brokers and potentially adverse tax consequences; and
  •
  capital controls, insurrection and other political risks.

        These risks related to doing business in Italy could harm the results of our operations.

Risks Related to the Business of our Combined Company

If our combined company is unable to develop and successfully commercialize our product candidates, it might never generate significant revenues or become profitable.

        You must evaluate our combined company's business following the merger in light of the uncertainties and complexities present in a biopharmaceutical company. Most of our combined company's product candidates are in the early stages of development, and four are in clinical trials. We do not know whether any of our combined company's clinical trials will result in marketable products. Pre-clinical testing and clinical trials are protracted, expensive and uncertain processes. It might take our combined company or its collaborators several years to complete this testing, and failure can occur at any stage of the process. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful. To date, neither Versicor nor Biosearch has commercialized any products or recognized any revenue from product sales. To do so will require significant additional investment in research and development, pre-clinical testing and clinical trials, regulatory approval, and sales and marketing activities. Furthermore, our combined company's product candidates will be subject to the risks of failure inherent in the development of biopharmaceutical products based on new technologies. These risks include:

  •
  the possibilities that any or all of our combined company's product candidates will be found to be unsafe or ineffective, or otherwise fail to meet applicable regulatory standards or receive necessary regulatory clearances;
  •
  that these product candidates, if safe and effective, will be difficult to develop into commercially viable drugs or to manufacture on a large scale or will be uneconomical to market commercially;
  •
  that third-party proprietary rights will preclude our combined company from marketing such drugs; or
  •
  that third parties will market superior or equivalent drugs.

        Finally, even if our combined company's product candidates are successfully developed, they might not generate sufficient or sustainable revenues to enable our combined company to become profitable.

We expect that our combined company will incur losses for the foreseeable future and might never achieve profitability.

        We and Biosearch have each incurred net losses since our respective inceptions in 1995 and 1996. Before deemed dividends and accretion to redemption value of our preferred stock, our net losses were approximately $1.1 million in 1995, $4.8 million in 1996, $6.3 million in 1997, $12.6 million in 1998, $29.2 million in 1999, $15.3 million in 2000, $32.8 million in 2001 and $22.6 million in the six months ended June 30, 2002. As of June 30, 2002, our accumulated deficit was $126.5 million. Our losses to date have resulted principally from:

  •
  research and development costs (including non-cash stock compensation expenses) relating to the in-licensing and development of our product candidates, which represent approximately 80% of our aggregate operating expenses from the inception of our company through June 30, 2002; and
  •
  general and administrative costs (including non-cash stock compensation expenses) relating to our operations, which represent approximately 20% of our aggregate operating expenses from the inception of our company through June 30, 2002.

Biosearch's net losses were €25.6 million for 2000, €10.9 million for 2001 and €4.6 million for the six months ended June 30, 2002. As of June 30, 2002, Biosearch's accumulated deficit was €40.9 million. Biosearch's losses to date have resulted principally from:

  •
  research and development costs (including non-cash stock compensation expenses) relating to the discovery, development and manufacture of Biosearch's product candidates, representing approximately 85% of Biosearch's aggregate operating expenses from January 1, 2000 through June 30, 2002;

  •
  general and administrative costs (including non-cash stock compensation expenses) relating to Biosearch's operations, representing approximately 19% of Biosearch's aggregate operating expenses from January 1, 2000 through June 30, 2002; and
  •
  these expenses were partially offset by amortization of negative goodwill, less losses on trading securities in the net amount of (4%) of Biosearch's aggregate operating expenses from January 1, 2000 through June 30, 2002.

        We expect our combined company to incur substantial and increasing losses for the foreseeable future as a result of increases in its research and development costs, including costs associated with conducting pre-clinical testing and clinical trials, and charges related to purchases of technology or other assets. We expect that the amount of operating losses of our combined company will fluctuate significantly from quarter to quarter as a result of increases or decreases in its research and development efforts, the execution or termination of collaborative arrangements, the initiation, success or failure of clinical trials, or other factors. Our combined company's chances for achieving profitability will depend on numerous factors, including success in:

  •
  qualifying for and receiving grants and subsidies;
  •
  developing and testing new product candidates;
  •
  licensing rights to our product candidates to third parties;
  •
  receiving regulatory approvals;
  •
  manufacturing products;
  •
  marketing products; and
  •
  competing with products from other companies.

        Many of these factors will depend on circumstances beyond our combined company's control. We cannot assure you that our combined company will ever become profitable.

Our combined company's revenues will be subject to significant fluctuations, which will make it difficult to draw meaningful comparisons from periodic changes in its operating results.

        We expect that substantially all of the revenues of our combined company for the foreseeable future will result from payments under collaborative arrangements. To date, these payments have been in the form of up-front payments, reimbursement for research and development expenses and milestone payments. Payments to our combined company under its existing and any future collaborative arrangements will be subject to significant fluctuation in both timing and amount, and might never be achieved or payable. Versicor's or Biosearch's revenues might not be indicative of our combined company's future performance or of its ability to continue to achieve additional milestones and to receive additional milestone payments. Our combined company's revenues and results of operations for any period might also not be comparable to its revenues or results of operations for any other period.

If our combined company cannot enter into new licensing arrangements, its future product portfolio and potential profitability could be harmed.

        An important component of our combined company's business strategy is in-licensing drug compounds developed by other pharmaceutical and biotechnology companies or academic research laboratories. Following completion of the merger, one of the combined company's four product candidates in clinical development, our lead antifungal product candidate, anidulafungin, will be in-licensed from a third party. Under the in-licensing arrangement with Eli Lilly, our combined company will continue to own the exclusive worldwide rights to anidulafungin. This license arrangement will terminate on a on a country-by-country basis upon the later of 10 years from the date of the first commercial sale of anidulfungin in the country or the expiration of all product patents in the country.

        Competition for new promising compounds can be intense. If our combined company is not able to identify future in-licensing opportunities and enter into future licensing arrangements on acceptable terms, its future product portfolio and potential profitability could be harmed.

If the combined company fails to establish and maintain collaborations or if its collaborators do not perform, it will be unable to develop its joint product candidates.

        We and Biosearch have each entered into collaborative arrangements with third parties to develop product candidates. Additional collaborations might be necessary in order for our combined company to fund its research and development activities and third-party manufacturing arrangements, seek and obtain regulatory approvals and successfully commercialize its existing and future product candidates. If our combined company fails to maintain its existing collaborative arrangements or fails to enter into additional collaborative arrangements, the number of product candidates from which it could receive future revenues would decline.

        In addition, our combined company's dependence on collaborative arrangements with third parties subjects it to a number of risks. These collaborative arrangements might not be on terms favorable to our combined company. Agreements with collaborators typically allow the collaborators significant discretion in electing whether to pursue any of the planned activities. Our combined company cannot control the amount and timing of resources its collaborators devote to the product candidates or their prioritization of the product candidates, and its collaborators might choose to pursue alternative products. Our combined company's collaborators might also not perform their obligations as expected. Business combinations or significant changes in a collaborator's business strategy might adversely affect a collaborator's willingness or ability to complete its obligations to our combined company. Moreover, our combined company could become involved in disputes with its collaborators which could lead to delays in, or the termination of, its development programs with them, as well as time-consuming and expensive litigation or arbitration. Even if our combined company fulfills its obligations under a collaborative agreement, its collaborators can generally terminate the agreements under specified circumstances. If any collaborator were to terminate or breach our combined company's agreement with it, or otherwise fail to complete its obligations in a timely manner, our combined company's chances of successfully commercializing products could be harmed.

If clinical trials for our combined company's product candidates are unsuccessful or delayed, it will be unable to meet its anticipated development and commercialization timelines, which could harm its business and cause its stock price to decline.

        Before obtaining regulatory approvals for the commercial sale of any products our combined company might develop, our combined company must demonstrate through pre-clinical testing and clinical trials that its product candidates are safe and effective for use in humans. Conducting pre-clinical testing and clinical trials is a protracted, time-consuming and expensive process. Completion of clinical trials might take several years or more. Our combined company's commencement and rate of completion of clinical trials might be delayed by many factors, including:

  •
  slower than expected rate of hospital and patient recruitment;
  •
  inability to manufacture sufficient quantities of the study drug for use in clinical trials;
  •
  unforeseen safety issues;
  •
  lack of efficacy during the clinical trials;
  •
  inability to adequately follow patients after treatment;
  •
  governmental or regulatory delays; or

  •
  a decision to expand clinical trials or add studies to increase the statistical significance of the results.

        In addition, the results from pre-clinical testing and early clinical trials are often not predictive of results obtained in later clinical trials. In general, a number of new drugs have shown promising results in early clinical trials, but subsequently failed to establish sufficient safety and efficacy data to obtain necessary regulatory approvals. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations, which might delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections might be encountered as a result of many factors, including perceived defects in the design of clinical trials and changes in regulatory policy during the period of product development.

        As of June 30, 2002, Versicor and Biosearch had four product candidates in clinical trials: anidulafungin in Phase III, dalbavancin in Phase II, ramoplanin in Phase III and BI-K-0376 in Phase I. Patient follow-up for these clinical trials has been limited and more trials will be required before our combined company will be able to apply for regulatory approvals. Versicor recently extended the anticipated completion date of one of its phase III trials in order to increase its patient safety data base. Clinical trials conducted by our combined company or by third parties on its behalf might not demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals for anidulafungin, dalbavancin, ramoplanin or BI-K-0376 or any other potential product candidates. This failure might delay development of other product candidates and hinder our combined company's ability to conduct related pre-clinical testing and clinical trials. It might also cause regulatory authorities to prohibit our combined company from undertaking any additional clinical trials for its other product candidates. Our combined company's other product candidates are in pre-clinical development, and it has not submitted investigational new drug applications, or INDs, to commence clinical trials involving these compounds. Our combined company's pre-clinical development efforts might not be successfully completed and it might not file further INDs. Any delays in, or termination of, our combined company's clinical trials will harm its development and commercialization timelines, which could cause its stock price to decline. Any of these events could also impede its ability to obtain additional financing.

If our combined company's third-party clinical trial managers do not perform, clinical trials for our combined company's product candidates might be delayed or unsuccessful.

        Versicor and Biosearch each have limited experience in conducting and managing clinical trials. As of June 30, 2002, Versicor had 21 full-time clinical development employees. Versicor and Biosearch each rely on third parties, including our collaborators, clinical research organizations and outside consultants, to assist them in managing and monitoring clinical trials. If these third parties fail to perform satisfactorily under the terms of our combined company's agreements with them, clinical trials for its product candidates might be delayed or unsuccessful. Furthermore, the Food and Drug Administration, or the FDA and/or other regulatory agencies of the EU or Italy, might inspect some of our combined company's clinical investigational sites, our combined company's collaborators' records and our combined company's facility and files to determine if the clinical trials were conducted according to good clinical practices. If the FDA determines that the trials were not in compliance with applicable requirements, our combined company might be required to repeat the clinical trials.

If our combined company's future products are not accepted by the market, we are not likely to generate significant revenues or become profitable.

        Even if our combined company obtains regulatory approval to market products in the future, it might not gain market acceptance among physicians, patients, healthcare payors and the medical community. The degree of market acceptance of any pharmaceutical product that our combined company develops will depend on a number of factors, including:

  •
  demonstration of clinical efficacy and safety;
  •
  cost-effectiveness;

  •
  potential advantages over alternative therapies, including fewer side effects or easier administration;
  •
  reimbursement policies of government and third-party payors; and
  •
  effectiveness of our combined company's marketing and distribution capabilities.

        Physicians will not recommend therapies using any of our combined company's future products until clinical data or other factors demonstrate their safety and efficacy as compared to other drugs or treatments. Even if the clinical safety and efficacy of therapies using any of our combined company's future products is established, physicians might elect not to recommend the therapies for a number of other reasons, including whether the mode of administration of any of our combined company's future products is effective for their patients' indications and location. For example, many antibiotic or antifungal products are typically administered by infusion or injection, which requires substantial cost and inconvenience to patients and might not be practical in non-hospital settings. Our combined company's product candidates, if successfully developed, will compete with a number of drugs and therapies manufactured and marketed by major pharmaceutical and other biotechnology companies. Our combined company's future products might also compete with new products currently under development or developed by others in the future. Physicians, patients, third-party payors and the medical community might not accept and utilize any product candidates that our combined company or its collaborators develop. If any of our combined company's future products do not achieve significant market acceptance, our combined company is not likely to generate significant revenues or become profitable.

If our combined company is unable to attract and retain skilled employees and consultants, our combined company will be unable to develop and commercialize its product candidates.

        Our combined company is highly dependent on our skilled management and scientific staff. In order to pursue our combined company's product development, marketing and commercialization plans, it might need to hire additional personnel with experience in clinical testing, government regulation, manufacturing, marketing and finance. Our combined company might not be able to attract and retain personnel on acceptable terms given the intense competition for such personnel among high technology enterprises, including biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions. Most of our combined company's management and scientific staff do not have employment contracts. If our combined company loses a significant number of these persons, or is unable to attract and retain qualified personnel, our business, financial condition and results of operations might be harmed. Neither Versicor nor Biosearch have key person life insurance on any of their personnel.

        In addition, Versicor relies on members of its scientific and clinical advisory boards, and both Versicor and Biosearch rely on consultants to assist them in formulating their research and development strategies. All of these consultants and the members of Versicor's scientific and clinical advisory boards are employed by others, and they might have commitments to, or advisory or consulting agreements with, others that might limit their availability to our combined company. If our combined company loses the services of these advisors, the achievement of our combined company's development objectives might be impeded, and our business, financial condition and results of operations might be harmed. Finally, except for work performed specifically for and at our combined company's direction, the inventions or processes discovered by our scientific and clinical advisory board members and other consultants will not become our combined company's intellectual property, but will be the intellectual property of the individuals or their institutions. If our combined company desires access to these inventions, it will be required to obtain appropriate licenses from the owners. We face the risk that our combined company might not be able to obtain such licenses on favorable terms or at all.

If our combined company, together with its third-party manufacturers, fails to deliver its product candidates, clinical trials and commercialization of its product candidates could be delayed.

        Versicor currently does not have its own manufacturing facilities, and Biosearch's facilities are currently not able to manufacture products in quantities necessary for large-scale trials or marketing. As a result, we anticipate that our combined company might need to rely on third parties to manufacture the active ingredients for any future product candidates. There are a limited number of facilities in which our combined company's product candidates can be produced, and third-party manufacturers have limited experience in manufacturing anidulafungin, dalbavancin, ramoplanin and BI-K-0376 in quantities sufficient for conducting clinical trials or for commercialization.

        Difficulties are often encountered in manufacturing new products, including problems involving production yields, quality control and assurance, shortage of qualified personnel, compliance with FDA and other regulations, production costs, and development of advanced manufacturing techniques and process controls. Any contract manufacturer might not perform as agreed or might not remain in the contract manufacturing business for the time required by our combined company to successfully develop, produce and market its product candidates. If any of our combined company's contract manufacturers fails to perform satisfactorily under its agreements with our combined company, including failing to deliver the required quantities of our combined company's product candidates for clinical use on a timely basis and at commercially reasonable prices, and if our combined company fails to find a replacement manufacturer or develop its manufacturing capabilities, clinical trials involving our product candidates, or commercialization of its products, could be delayed.

If our combined company fails to establish successful marketing and sales capabilities or fails to enter into successful marketing arrangements with third parties, it will not be able to commercialize its future products and will not become profitable.

        We intend to sell a portion of our and Biosearch's future products through our combined company's own sales force. Neither Versicor nor Biosearch currently has any sales and marketing infrastructure nor do they have any experience in direct marketing, sales and distribution. Our combined company's future profitability will depend in part on its ability to develop a direct sales and marketing force to sell its future products to its customers. Our combined company might not be able to attract and retain qualified salespeople or be able to build an efficient and effective sales and marketing force. To the extent that our combined company enters into marketing and sales arrangements with other companies, its revenues will depend on the efforts of others. These efforts might not be successful. If our combined company is unable to enter into third-party arrangements, then it must substantially expand its marketing and sales force in order to achieve commercial success for certain products, and compete with other companies that have experienced and well-funded marketing and sales operations.

Our combined company might need additional capital in the future, which could dilute its stockholders or impose burdensome financial restrictions on its business, and it might not be able to obtain any funds it needs.

        We anticipate that the combined company's available cash resources will be sufficient to fund its operating losses for at least 24 months. In the future, our combined company might not have any bank credit facility or other working capital credit line under which it might borrow funds for working capital or other general corporate purposes. If our combined company's plans or assumptions change or are inaccurate, it might need to seek capital sooner than anticipated. Our combined company might seek to raise any funds it needs through public or private debt or equity offerings. Additional equity financing might be dilutive to the holders of our combined company's common stock. If the combined company obtains funds through a bank credit facility or through issuance of debt securities or preferred shares, this indebtedness or preferred shares would have rights senior to the rights of holders of our combined company's common stock, and their terms could impose significant restrictions on its operations. If our combined company needs to raise additional funds, it might not be able to do so on favorable terms, or at all. If our combined company cannot obtain adequate funds on acceptable terms, it might not be able to carry out its business strategy as contemplated.

If circumstances require our combined company to obtain additional funding and it fails to do so, it might be forced to delay or curtail the development of its product candidates.

        We expect our combined company to incur increasing research and development and general and administrative expenses over the next several years. Our combined company's requirements for additional capital might be substantial and will depend on many factors, some of which are beyond its control, including:

  •
  payments received or made under possible future collaborative agreements;
  •
  continued progress in the research and development of its future products;
  •
  costs associated with protecting its patent and other intellectual property rights;
  •
  development of marketing and sales capabilities; and
  •
  market acceptance of its future products.

        To the extent our combined company's capital resources are insufficient to meet future capital requirements, it will have to raise additional funds to continue the development of its product candidates. Other than with respect to its existing $2 million line of credit for equipment financing, our combined company has no committed sources of additional capital. We cannot assure you that funds will be available to our combined company in the future on favorable terms, if at all. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the securities could be sold at a discount to prevailing market price and the issuance of those securities could result in dilution to our combined company's stockholders. Moreover, the incurrence of debt financing could result in a substantial portion of our combined company's operating cash flow being dedicated to the payment of principal and interest on such indebtedness, and it might be subject to restrictive covenants as a result of such debt financing. This could render our combined company more vulnerable to competitive pressures and economic downturns and could impose restrictions on its operations. If adequate funds are not available, our combined company might be required to delay, reduce the scope of, or eliminate one or more of its research and development programs or otherwise significantly curtail operations, obtain funds by entering into arrangements with collaborators on unattractive terms or relinquish rights to certain technologies or drug candidates that it would not otherwise relinquish in order to continue independent operations. Our combined company's inability to raise capital would harm its business, financial condition and results of operations.

If our combined company makes any acquisitions, it will incur a variety of costs and might never realize the anticipated benefits.

        If appropriate opportunities become available, our combined company might attempt to acquire products, product candidates or businesses that it believes are a strategic fit with its business. Neither Versicor nor Biosearch currently has any agreements to consummate any material acquisitions other than the proposed merger between Versicor and Biosearch. If our combined company pursues any transaction of this sort, the process of negotiating the acquisition and integrating an acquired product, product candidate or business might result in operating difficulties and expenditures and might require significant management attention that would otherwise be available for ongoing development of its business, whether or not any such transaction is ever consummated. Moreover, our combined company might never realize the anticipated benefits of any acquisition. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or impairment expenses related to goodwill and impairment or amortization expenses related to other intangible assets, which could harm our combined company's business, financial condition and results of operations.

If our combined company's use of hazardous materials results in contamination or injury, it could suffer significant financial loss.

        Our combined company's research and manufacturing activities involve the controlled use of hazardous materials, primarily biological materials and chemical compounds that are used, stored, collected, analyzed and developed in connection with our combined company's research and manufacturing activities. Our combined company cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge, our combined company might be held liable for any resulting damages. We do not currently maintain separate insurance to cover contamination or injuries relating to hazardous materials, and such liabilities might not be covered by our combined company's general liability insurance coverage.

Risks Related to Operating in Our Industry

If we experience delays in obtaining regulatory approvals, or are unable to obtain them at all, we could be delayed in or precluded from commercializing our future products.

        The product candidates under development by our combined company will be subject to extensive and rigorous domestic government regulation. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record-keeping, labeling, storage, approval, advertising, promotion, sale and distribution of pharmaceutical products in the United States. If our combined company's future products are marketed abroad, they will also be subject to extensive regulation by foreign governments. Our combined company must provide the FDA and foreign regulatory authorities with clinical data that demonstrate its products' safety and efficacy in humans before they can be approved for commercial sale. None of the combined company's product candidates has been approved for sale in the United States or any foreign market, and we cannot predict whether regulatory clearance will be obtained for any product that either we or Biosearch are developing or intend to develop. The regulatory review and approval process takes many years, is dependent upon the type, complexity and novelty of the product candidate, requires the expenditure of substantial resources, involves post-marketing surveillance, and might involve ongoing requirements for post-marketing studies. Delays in obtaining regulatory approvals might:

  •
  impede the commercialization of any drugs that our combined company or its collaborators develop;

  •
  impose costly procedures on our combined company or its collaborators;

  •
  diminish any competitive advantages that our combined company or its collaborators might attain; and

  •
  delay or eliminate our combined company's receipt of revenues or royalties.

        Any required approvals, once granted, might be withdrawn. Further, if our combined company fails to comply with applicable FDA and foreign regulatory requirements at any stage during the regulatory process, our combined company might be subject to sanctions, including:

  •
  delays in clinical trials or commercialization;

  •
  refusal of the FDA and foreign regulators to review pending market approval applications or supplements to approval applications;

  •
  product recalls or seizures;

  •
  suspension of production;

  •
  withdrawals of previously approved marketing applications; and

  •
  fines, civil penalties and criminal prosecutions.

        We expect our combined company to file INDs and generally direct the regulatory approval process for proprietary products we might develop, and we expect to rely on our combined company's collaborators generally to direct the regulatory approval process for our collaboration products. Our combined company's collaborators might not be able to conduct clinical testing or obtain necessary approvals from the FDA or foreign regulatory authorities for any product candidates. In addition, our combined company might encounter delays or rejections based upon future changes in the text or interpretation of government regulation, legislation or FDA policy or the foreign equivalents, during the period of product development, clinical trials and FDA regulatory review. If our combined company fails to obtain required governmental approvals, our combined company or its collaborators will experience delays in or be precluded from marketing any products developed through its research. In addition, the commercial use of our combined company's future products will be limited. If regulatory clearance for marketing a future product is granted, this clearance will be limited to those disease states and conditions for which the product is demonstrated through clinical trials to be safe and effective. We cannot ensure that any compound developed by our combined company, alone or with others, will prove to be safe and effective in clinical trials and will meet all of the applicable regulatory requirements needed to receive marketing clearance.

        Outside the United States, the ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. This foreign regulatory approval process typically includes all of the risks associated with FDA clearance described above and might include additional risks.

If our combined company or its contract manufacturers fail to comply with applicable Good Manufacturing Practice requirements, we could be subject to fines or other sanctions, or be precluded from marketing any future products.

        Manufacturing facilities are required to comply with the applicable FDA current Good Manufacturing Practice regulations. Even facilities outside the United States must comply with these regulations if the manufactured products will be sold in the United States. Good Manufacturing Practice regulations include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by the FDA. These facilities must be approved before we can use them in commercial manufacturing of our products. Comparable Good Manufacturing Practice regulations also apply in the EU, Italy and other foreign countries. Our combined company and its contract manufacturers might not be able to comply with the applicable Good Manufacturing Practice requirements and other FDA or other EU, Italian or foreign regulatory agencies' regulatory requirements.

If our combined company does not compete successfully in the development and commercialization of products and keep pace with rapid technological change, it will be unable to capture and sustain a meaningful market position.

        The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change as researchers learn more about diseases and develop new technologies for treatment. Our competitors in the United States and elsewhere are numerous and include, among others, major multinational pharmaceutical and chemical companies, specialized biotechnology companies and universities, and other research institutions. Specifically:

  •
  if anidulafungin receives FDA and international marketing approval, it will face competition from commercially available drugs such as amphotericin B (marketed by several manufacturers), fluconazole (marketed as Difulcan by Pfizer), itraconazole (marketed as Sporanox by Johnson & Johnson), and potentially from caspofungin (marketed as Cancidas by Merck), which is the first to receive FDA approval of a new class of antifungal agents called echinocandins (which includes anidulafungin). Merck initially obtained approval only for the narrow indication of aspergillosis salvage therapy, but might in the future expand the scope of Cancidas to include other serious fungal infections, such esophageal and invasive candidiasis;

  •
  if dalbavancin receives FDA and international marketing approval, it will face competition from commercially available drugs such as vancomycin (marketed generically by several manufacturers), teicoplanin (marketed as Targocid by Aventis only outside of the United States), linezolid (marketed as Zyvox by Pharmacia) and quinupristin/dalfopristin (marketed as Synercid by Aventis), and drug candidates in clinical development such as daptomycin (expected to be marketed as Cidecin by Cubist), which is currently in Phase III clinical trials;

  •
  if ramoplanin receives FDA and international marketing approval, it will face competition from commercially available drugs such as oral vancomycin (marketed generically by several manufacturers) as well as drugs focused on the treatment (as opposed to prevention) of bloodstream vancomycin-resistant enterocci infections in hospitalized patients, such as linezolid (marketed as Zyvox by Pharmacia) and quinupristin/dalfopristin (marketed as Synercid by Aventis).

Many of these companies, either alone or together with their collaborators, have substantially greater financial resources and larger research and development and marketing teams than will our combined company. In addition, many of these competitors, either alone or together with their collaborators, have significantly greater experience than will our combined company in developing, manufacturing and marketing products. As a result, these competitors' products might come to market sooner or might prove to be more effective, to be less expensive, to have fewer side effects or to be easier to administer than ours. In any such case, sales of our eventual products would likely suffer and we might never recoup the significant investments we are making to develop these product candidates.

If our intellectual property rights do not adequately protect our combined company's product candidates or future products, others could compete against us more directly, which would hurt our combined company's business.

        Our combined company's success depends in part on its ability to:

  •
  obtain patents or rights to patents;

  •
  protect trade secrets;

  •
  operate without infringing upon the proprietary rights of others; and

  •
  prevent others from infringing on its proprietary rights.

        Our combined company will be able to protect its proprietary rights from unauthorized use by third parties only to the extent that the proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. Our combined company will have 31 issued U.S. patents and 12 U.S. patent applications, 425 foreign patents and 92 foreign patent applications. Our license agreement with Eli Lilly with respect to anidulafungin includes 12 U.S. patents, 12 U.S. patent applications, 37 foreign patents and 132 foreign patent applications. Our collaborative agreement with Pharmacia with respect to the development of oxazolidinones includes one U.S. patent and five U.S. patent applications. Our collaborative agreement with Novartis includes three U.S. patent applications.

        The patent position of biopharmaceutical companies involves complex legal and factual questions and, therefore, we cannot predict with certainty whether they will be enforceable. Versicor and Biosearch have in the past and our combined company might in the future receive office actions or other notices from U.S. or foreign patent authorities seeking to limit or otherwise qualify some patent claims. Patents, if issued, might be challenged, invalidated or circumvented. Thus, any patents that our combined company owns or licenses from third parties might not provide any protection against competitors. Our pending patent applications, those our combined company might file in the future, or those our combined company might license from third parties, might not result in patents being issued. Also, patent rights might not provide our combined company with adequate proprietary protection or competitive advantages against competitors with similar technologies. The laws of many foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States.

        In addition to patents, our combined company will rely on trade secrets and proprietary know-how. Our combined company will seek protection, in part, through confidentiality and proprietary information agreements. These agreements might not provide meaningful protection or adequate remedies for our technology in the event of unauthorized use or disclosure of confidential and proprietary information. Failure to protect our proprietary rights could seriously impair our combined company's competitive position and harm our business.

If third parties claim we are infringing their intellectual property rights, we could suffer significant litigation or licensing expenses or be prevented from marketing our future products.

        Research has been conducted for many years in the areas in which we and Biosearch have focused our research and development efforts. This has resulted in a substantial number of issued patents and an even larger number of still-pending patent applications. Patent applications in the United States are, in most cases, maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Our combined company's commercial success will depend significantly on an ability to operate without infringing the patents and other proprietary rights of third parties. Our combined company's technologies might infringe the patents or violate other proprietary rights of third parties. In the event an infringement claim is brought against our combined company, it might be required to pay legal and other expenses to defend such claim and, if it is unsuccessful, our combined company and its collaborators might be prevented from pursuing product development and commercialization and might be subject to damage awards.

        The biotechnology and pharmaceutical industries have been characterized by extensive litigation regarding patents and other intellectual property rights. The defense and prosecution of intellectual property legal actions, U.S. Patent and Trademark Office interference proceedings and related legal and administrative proceedings in the United States and internationally involve complex legal and factual questions. As a result, such proceedings are costly and time-consuming to pursue and their outcome is uncertain. Litigation might be necessary to:

  •
  enforce patents that our combined company will own or license;

  •
  protect trade secrets or know-how that our combined company will own or license; or

  •
  determine the enforceability, scope and validity of the proprietary rights of others.

        If our combined company becomes involved in any litigation, interference or other administrative proceedings, our combined company will incur substantial expense and the efforts of our technical and management personnel will be significantly diverted. An adverse determination might subject our combined company to loss of proprietary position or to significant liabilities, or require our combined company to seek licenses that might not be available from third parties. Our combined company might be restricted or prevented from manufacturing and selling products, if any, in the event of an adverse determination in a judicial or administrative proceeding or if our combined company fails to obtain necessary licenses. Costs associated with these arrangements might be substantial and might include ongoing royalties. Furthermore, our combined company might not be able to obtain the necessary licenses on satisfactory terms, if at all.

If the government and third-party payors fail to provide adequate coverage and reimbursement rates for our combined company's future products, if any, its revenues and prospects for profitability will be harmed.

        In both domestic and foreign markets, our sales of any future products will depend in part upon the availability of reimbursement from third-party payors. Such third-party payors include government health administration authorities, managed care providers, private health insurers and other organizations. These third-party payors are increasingly challenging the price, and examining the cost effectiveness, of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Our combined company might need to conduct post-marketing studies in order to demonstrate the cost-effectiveness of any future products. Such studies might require our combined company to commit a significant amount of management time and financial and other resources. Our combined company's future products might not ultimately be considered cost-effective. Adequate third-party reimbursement might not be available to enable our combined company to maintain price levels sufficient to realize an appropriate return on investment in product development. Domestic and foreign governments continue to propose and pass legislation designed to reduce the cost of healthcare. For example, in some foreign markets, the government controls prescription pharmaceuticals' pricing and profitability. In the United States, we expect that there will continue to be federal and state proposals to implement similar governmental control. In addition, increasing emphasis on managed care in the United States will continue to put pressure on pharmaceutical product pricing. Cost control initiatives could decrease the price that we would receive for any products in the future, which would limit our combined company's revenues and profitability. Accordingly, legislation and regulations affecting the pricing of pharmaceuticals might change before our proposed products are approved for marketing. Adoption of such legislation could further limit reimbursement for pharmaceuticals.

If a successful product liability claim or series of claims is brought against our combined company for uninsured liabilities or in excess of insured liabilities, our combined company could be forced to pay substantial damage awards.

        The use of any of our combined company's product candidates in clinical trials, and the sale of any approved products, might expose our combined company to product liability claims. Each of Versicor and Biosearch has previously obtained limited product liability insurance coverage for our clinical trials. Versicor currently maintains, and we expect that our combined company will continue to maintain, product liability insurance coverage in the amount of $10 million per occurrence and $10 million in the aggregate. Our combined company will attempt to maintain this coverage or to procure similar coverage for its clinical trials. Such insurance coverage might not protect our combined company against all of the claims to which our combined company might become subject. Our combined company might not be able to maintain adequate insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against potential losses. In the event a claim is brought against us, our combined company might be required to pay legal and other expenses to defend the claim, as well as uncovered damage awards resulting from a claim brought successfully against us. Furthermore, whether or not we are ultimately successful in defending any such claims, our combined company might be required to direct financial and managerial resources to such defense and adverse publicity could result, all of which could harm our combined company's business.

Risks Related to the Securities Markets

Our stock price has been and is likely to continue to be volatile, and your investment could suffer a decline in value.

        The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

  •
  clinical trial data;

  •
  general economic conditions;

  •
  changes in, or failure to achieve, financial estimates by securities analysts;

  •
  future sales of equity or debt securities;

  •
  new products or services introduced or announced by us or our competitors;

  •
  announcements of scientific innovations by us or our competitors;

  •
  actual or anticipated variations in our annual and quarterly operating results;

  •
  conditions or trends in the biotechnology and pharmaceutical industries;

  •
  announcements by us of significant acquisitions, strategic collaborations, joint ventures or capital commitments;

  •
  additions or departures of key personnel;

  •
  new regulatory legislation adopted in the United States or abroad; and

  •
  sales of our common stock.

        In addition, the stock market in general, and the Nasdaq National Market, the Nuovo Mercato and the market for biotechnology stocks in particular, have experienced significant price and volume fluctuations. Over the 52-week period ending October 1, 2002, the intra-day sales prices of Versicor common stock as reported on the Nasdaq National Market have ranged from a high of $25.40 to a low of $7.78. Volatility in the market price for particular companies has often been unrelated or disproportionate to the operating performance of those companies. Further, there has been particular volatility in the market prices of securities of biotechnology and pharmaceutical companies. These broad market and industry factors might seriously harm the market price of our common stock, regardless of our operating performance. In addition, securities class action litigation has often been initiated following periods of volatility in the market price of a company's securities. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management's attention and resources.

We have implemented anti-takeover provisions that could delay or prevent any attempt to replace or remove the management of our combined company following the merger.

        Provisions of our restated certificate of incorporation, our bylaws, as amended and restated upon completion of the merger, and our shareholder rights plan might increase the likelihood that any third party would need to negotiate with our board prior to initiating a takeover proposal for our company and could have the effect of delaying or preventing a change of control of our combined company. In addition, some of our current stockholders and some current shareholders of Biosearch have entered into a stockholders agreement in which they have agreed, for a period of three years following completion of the merger, to vote as recommended by the board on some issues. These provisions could delay or prevent an attempt to replace or remove the management of our combined company following completion of the merger.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This proxy statement/prospectus contains or incorporates by reference statements which, to the extent that they do not recite historical fact, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe," "expect," "anticipate," "intend," "estimate," "may," "might," "will" or "could" and similar expressions or the negatives of these words or phrases are intended to identify forward-looking statements. Versicor and Biosearch have based these forward-looking statements on their current expectations and projections about the growth of their businesses, their financial performances and the development of our industry. Because these statements reflect our current views concerning future events, these forward-looking statements involve risks and uncertainties. Examples of these statements include, without limitation, statements regarding the following: the extent to which Versicor's and Biosearch's issued and pending patents may protect their respective products and technology; Versicor's and Biosearch's ability to identify new product candidates using their proprietary expertise; the potential of such product candidates to lead to the development of safer or more effective therapies; Versicor's and Biosearch's ability to develop the technology derived from their research programs and collaborations; the anticipated timing of the initiation or completion of Phase I, Phase II or Phase III clinical trials for any of Versicor's and Biosearch's product candidates; Versicor's and Biosearch's future operating expenses; and Versicor's and Biosearch's future losses and their future expenditures for research and development. Investors should note that many factors, as more fully described in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations of Versicor," "Business of Versicor," "Management's Discussion and Analysis of Financial Condition and Results of Operations of Biosearch," "Business of Biosearch" and elsewhere in this proxy statement/prospectus could affect our future financial results and could cause our actual results to differ materially from those expressed in forward-looking statements contained in this proxy statement/prospectus.

        The projections referred in this proxy statement/prospectus are based on a variety of assumptions relating to Biosearch's and Versicor's business that, although considered appropriate at the time, may not be realized. Moreover, those projections and the assumptions upon which they are based are subject to significant uncertainties and contingencies, many of which are beyond our control. Consequently, the projections and the underlying assumptions are necessarily speculative in nature and inherently imprecise, and there can be no assurance that projected financial results will be realized. It is expected that there will be differences between actual and projected results, and projected results and actual results are likely to vary materially from those shown. Any such variance will likely increase over time. Neither we nor our affiliates or advisors intend to update or otherwise revise the projections.

        You should not place undue reliance on the forward-looking statements contained in this proxy statement/prospectus. These forward-looking statements speak only as of the date on which the statements were made. We do not undertake any obligation to update our forward-looking statements after the date of this proxy statement/prospectus for any reason, even if new information becomes available or other events occur in the future. In evaluating forward-looking statements, you should consider these risks and uncertainties, together with the other risks described from time to time in our reports and documents filed with the Securities and Exchange Commission.

THE SPECIAL MEETING OF VERSICOR STOCKHOLDERS

        This proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by Versicor's board of directors in connection with the proposed merger for use at the special meeting.

Date, Time and Place of the Special Meeting

        The special meeting of the stockholders of Versicor is scheduled to be held as follows:

[meeting date], 2002
[time], local time
The Marriott Hotel
46100 Landing Parkway
Fremont, California 94538
United States of America

Purpose of the Special Meeting

        The special meeting is being held so that the stockholders of Versicor may consider and vote upon:

  •
  a proposal to approve the merger agreement by and between Versicor and Biosearch (including the merger plan ("progetto di fusione") by and between Versicor Inc. and Biosearch Italia S.p.A., according to Italian law, in the form attached to the merger agreement);

  •
  a proposal to amend the Versicor 2001 Stock Option Plan; and

  •
  a proposal to authorize us to adjourn the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the two foregoing proposals;

as well as to transact any other business that properly comes before the special meeting or any adjournment or continuation thereof, potentially including the adjournment proposal discussed below. Adoption of the merger agreement will also constitute approval of the merger and the other transactions contemplated by the merger agreement.

        After careful consideration, Versicor's board of directors has unanimously approved the merger agreement (including the merger plan ("progetto di fusione") by and between Versicor and Biosearch, according to Italian law, in the form attached to the merger agreement) and the amendments to the 2001 Stock Option Plan, and determined that each of them is fair to you and in your best interests. Approval of the amendments to the 2001 Stock Option Plan is a condition to the merger proposal. Versicor's board of directors unanimously recommends that you vote "FOR" the adoption of the merger agreement and "FOR" the stock option plan amendment.

        If there are not enough affirmative votes initially present (or represented by proxy) at the special meeting to approve either the merger proposal or the stock option plan amendment, the chairman of the meeting might move to adjourn the meeting to permit further solicitation of proxies by Versicor and its board in hope of obtaining a sufficient number of proxies to approve both proposals. (Under Delaware law, a lesser vote is required to approve adjournment of the meeting than is required to approve merger of the company.) Approval of the adjournment proposal is not a condition to either the merger proposal or the stock option plan proposal. Approval of the adjournment proposal would permit the adjournment of the special meeting to solicit additional proxies. Versicor's board of directors unanimously recommends that you vote "FOR" the adjournment proposal.

Record Date and Shares Outstanding

        Versicor's board of directors has fixed the close of business on [record date], 2002 as the record date for determination of Versicor stockholders entitled to notice of and entitled to vote at the special meeting. On the record date, there were [                        ] shares of Versicor's sole class of common stock issued and outstanding and held by approximately [    ] holders of record. Versicor has no outstanding voting securities other than the common stock. Every holder of Versicor common stock is entitled to one vote for each share held on the record date for each proposal presented at the special meeting.

Quorum

        A quorum is necessary for the transaction of most business at the special meeting. A quorum requires the presence, either in person or represented by proxy, of a majority of the shares of Versicor common stock that both:

  •
  were outstanding on the record date; and

  •
  are entitled to vote.

As mentioned above, at the close of business on the record date, [            ] shares of our common stock were issued and outstanding, all of which are entitled to one vote per share on all matters. Accordingly, [            ] shares must be present, either in person or represented by proxy, at the meeting to constitute a quorum at the special meeting.

Abstentions and Broker Non-Votes

        When an eligible voter attends the meeting but decides not to vote (either in person or by proxy), his or her decision not to vote is called an abstention. Properly executed proxy cards that are marked "abstain" on any proposal will be treated as abstentions for that proposal. We will treat abstentions as follows:

  •
  abstentions will be treated as not voting for purposes of determining the approval of any matter submitted to the stockholders for a vote requiring a plurality, a majority or some other percentage of the votes actually cast;

  •
  abstention shares are present and entitled to vote for purposes of determining the presence of a quorum; and

  •
  abstentions will have the same effect as votes against a proposal if the vote required is a majority or some other percentage of all the votes entitled to be cast.

        Many of our investors do not hold our shares directly, but instead hold the shares in "street name" through their brokers. Brokers holding shares for their clients generally do not have authority to vote those shares on extraordinary proposals such as our merger proposal, unless the client provides specific voting instructions to the broker. When no such instructions are received, brokers are generally required to return the proxy card (or a substitute) marked with an indication that the broker lacks voting power for the proposal. This type of response is known as a broker non-vote.

        There is some Delaware authority suggesting that shares represented by broker non-votes should not qualify as shares entitled to vote (which would have the effect of making it harder for us to obtain a quorum but easier to obtain passage of proposals that require the affirmative vote of some percentage of shares present and entitled to vote). However, taking what we consider a more conservative view, broker non-votes on any proposal at the special meeting will be treated as abstentions with respect to that matter (i.e., as entitled to vote, but opting not to vote). Accordingly, broker non-votes will count toward the presence of a quorum, but will count against any proposal, such as the merger proposal, that requires the affirmative vote of a specified percentage of shares entitled to vote.

Vote Required

        Assuming that a quorum is present, the vote required to approve each proposal will be as follows:

  •
  Merger Proposal. As specified in Delaware law, approval of the merger agreement (including the merger plan ("progetto di fusione") by and between Versicor and Biosearch, according to Italian law, in the form attached to the merger agreement) will require the affirmative vote of a majority of the shares of our common stock outstanding on the record date and entitled to vote. Accordingly, abstentions and broker non-votes will have the same effect as votes against the merger proposal, although they will count toward the presence of a quorum. In other words, based on the number of shares outstanding on October 1, 2002, at least 13,188,144 shares must be voted in favor of the merger proposal for it to be approved.

  •
  Stock Option Plan Amendments. It is a condition to the completion of the merger that the 2001 Stock Option Plan amendments be approved by holders of a majority of the shares of Versicor common stock outstanding on the record date and entitled to vote. Accordingly, abstentions and broker non-votes will have the same effect as votes against the proposal for purposes of the merger agreement's closing conditions. If the merger agreement is approved by the vote described above while the amendments to the 2001 Stock Option Plan are approved by the vote required by Nasdaq (as discussed below), but not by the vote required by the closing condition, each company's board of directors may choose to waive the closing condition and proceed with the merger. However, if the merger proposal is not approved, the amendments to the 2001 Stock Option Plan will not be implemented.

  •
  Adjournment Proposal. Under Delaware law, approval of the adjournment proposal requires the affirmative vote of a majority of the shares of our common stock present in person (or represented by proxy) and entitled to vote on the proposal. Accordingly, abstentions and broker non-votes will have the same effect as votes against the adjournment proposal. However, approval of the adjournment proposal will require a lower number of affirmative votes than the proposals above because it requires merely a majority of the voting power present rather than a majority of the voting power outstanding.

        If other matters are properly brought before the special meeting, then the vote required will be determined by applicable law, Nasdaq rules, and the Versicor charter and bylaws.

        As described above, approval of the proposed amendments to the 2001 Stock Option Plan by holders of a majority of the outstanding shares of Versicor common stock is one of the conditions of both parties' obligations to complete the merger; however, both parties could waive that condition. The vote required for approval of the amendments to the 2001 Stock Option Plan for purposes unrelated to the merger is lower than the standard required by the parties' agreed upon closing condition. In order for Versicor to comply with Nasdaq rules, the amendment to the 2001 Stock Option Plan must be approved by a majority of the total votes actually cast on the proposal, in person or by proxy. In order to qualify under Section 162(m) and Section 422 of the tax code, the amendments to the 2001 Stock Option Plan must be approved by the vote that would be required for stockholder approval under Delaware law and, although Delaware law does not independently require Versicor to seek stockholder approval of the amendments to the 2001 Stock Option Plan, when a routine matter such as this proposal is submitted for stockholder approval, the proposal will be approved under Delaware law if a quorum is present and the proposal receives the affirmative vote of a majority of shares present in person (or represented by proxy) and entitled to vote on the proposal. Accordingly abstentions and broker non-votes would have no effect on the result of the vote for Nasdaq purposes but would have the same effect as votes against the proposal for purposes of those tax code sections. If the amendments to the 2001 Stock Option Plan are approved by the lesser Nasdaq standard, our board will consider whether or not it should waive the closing condition in the merger agreement requiring the higher vote. Conversely, if the amendments to the 2001 Stock Option Plan are not approved by at least the Nasdaq standard, we will not have enough shares available under our various stock option plans (even after including our 2002 plan shares) to satisfy our contractual commitments to issue options upon consummation of the merger. Accordingly we would not practically be able to waive the closing condition and the merger would not be completed.

        If the merger proposal is not approved, the amendments to the 2001 Stock Option Plan will not be implemented.

Voting Agreements and Shares Controlled by Management

        George F. Horner III, our president, chief executive officer and a member of our board of directors, and HealthCare Ventures V, L.P., one of our stockholders, owning collectively approximately 5.5% of the shares of our common stock outstanding and entitled to vote at the meeting, have entered into voting agreements with Biosearch that commit those stockholders, among other things, to vote all of their shares in favor of the proposals described above. However, these agreements do not ensure approval of the merger by Versicor stockholders; that is, if each Versicor stockholder who is a party to a voting agreement votes in accordance with the terms of the voting agreement, the vote of approximately 11,727,775 additional shares of our common stock (or 44.5% of the outstanding shares of our common stock) will be required to approve the merger. The form of the voting agreements appears as an exhibit to the merger agreement, which is included as Appendix A to this proxy statement/prospectus. For a summary of material provisions of the voting agreements, see "The Merger—Summary of Material Terms of Voting Agreements."

        On June 30, 2002, Versicor directors and executive officers beneficially owned 3,696,637 shares of Versicor common stock (not including any shares subject to unexercised options), 17,500 of which are subject to the voting agreements referred to above. These shares represented approximately 14.0% of Versicor's shares of common stock outstanding on June 30, 2002. Each of the directors and executive officers of Versicor has indicated that he intends to vote for approval of the merger and related proposals.

Voting of Proxies

        All shares of our common stock represented by properly executed proxies received before or at the special meeting or any adjournment thereof will, unless the proxies are revoked, be voted in accordance with the instructions indicated on them. Properly executed proxies that do not contain voting instructions will be voted "FOR" adoption of the merger agreement (including the merger plan ("progetto di fusione") by and between Versicor and Biosearch, according to Italian law, in the form attached to the merger agreement) and "FOR" amendment of the 2001 Stock Option Plan. Every Versicor stockholder is urged to mark the box on the proxy indicating how the stockholder wishes to vote the stockholder's shares.

        Because adoption of the merger agreement and the amendment to the 2001 Stock Option Plan requires the affirmative vote of at least a majority of the shares of our common stock outstanding as of the record date, any failure to return a proxy will have the same effect as a vote AGAINST the merger.

        We do not expect that any matter other than approval of the merger agreement (including the merger plan ("progetto di fusione")) and the amendment to the 2001 Stock Option Plan will be brought before the special meeting. However, if there are not enough affirmative votes present at the special meeting to approve either the merger proposal or the amendment to the 2001 Stock Option Plan, the chairman of the meeting may move to adjourn the meeting to permit further solicitation of proxies by Versicor and its board in hope of obtaining a sufficient number of proxies to approve both proposals. In this vote, properly executed proxies that do not contain voting instructions will be voted "FOR" the adjournment proposal. We will not adjourn the special meeting for the purpose of soliciting additional votes unless the adjournment proposal is approved. If other matters are properly presented to the special meeting, the persons named as proxies will vote in accordance with their judgment with respect to those matters, unless authority to do so is withheld in the proxy.

Revocability of Proxies

        A stockholder may revoke the stockholder's proxy at any time before it is voted by:

  •
  notifying in writing the Secretary of Versicor Inc., 34790 Ardentech Court, Fremont, California 94555, United States of America;

  •
  granting a subsequent proxy; or

  •
  appearing in person and voting at the special meeting (attendance at the special meeting will not in and of itself constitute revocation of a proxy).

Solicitation of Proxies

        We intend to hire a proxy solicitor to assist in the distribution of proxy materials and solicitation of votes. We expect that we will have to pay them a fee and reimburse them for reasonable out-of-pocket expenses. We also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to stockholders.

Biosearch Special Meeting; Vote Required; Posting of Shareholder Approval; Voting Agreements

        Biosearch will hold a special shareholders meeting to vote upon the proposed merger at about the same time as the Versicor special meeting. In order for Biosearch to complete the merger, two-thirds of the Biosearch ordinary shares present (or represented by proxy) at the Biosearch special meeting must be voted in favor or the merger.

        The Biosearch board of directors approved the merger and is informing Biosearch shareholders of the terms of the proposed transaction by means of a separate document, the Documento Informativo, under Italian law. In accordance with applicable Italian law, this Versicor proxy statement/prospectus will be deposited at the registered office of Biosearch in Gerenzano, Italy at least 30 days prior to the Biosearch special meeting, where it will be available for examination by Biosearch shareholders, in lieu of the "Report of Directors" that we would otherwise be required to deposit there under Italian law.

        Biosearch will announce the special shareholders meeting by publishing a notice in the Official Gazette of the Italian Republic, which notice may indicate three different dates on which the special meeting may be validly held (i.e., the first, second and third calls). The notice must be published at least 30 days before the first call. In the event that the meeting cannot be validly held at the first call (because, for example, an insufficient number of shares are represented at the meeting), the meeting may be held at the second call, at the relevant date and time indicated in the notice. In the event that the meeting cannot be validly held at the second call, the meeting may be held at the third call, at the relevant date and time indicated in the notice. Any special shareholders meeting must also comply with (i) attendance quorum rules, and (ii) resolution quorum rules under Italian law and Biosearch's bylaws. With regards to the attendance quorum rules, if the meeting is held at the first call, more than a majority of the outstanding Biosearch ordinary shares must be present; if the meeting is held at the second call, more than one-third of the outstanding Biosearch ordinary shares must be present; and if the meeting is held at the third call, more than one-fifth of the outstanding Biosearch ordinary shares must be present.

        Provided that resolutions approving the merger are duly adopted by the Biosearch shareholders at the special meeting, under Italian law, the resolutions must be registered with the Italian Companies' Register and a 60-day waiting period must be observed prior to the filing of the merger deed whereby the merger will be effected. During this waiting period, creditors of Biosearch and Versicor may challenge the merger before an Italian court of competent jurisdiction. In such a case, the court may still authorize the completion of the merger upon the posting of a bond sufficient to satisfy the creditors' claims.

        Three Biosearch shareholders (namely, 3i Group plc, and Drs. Claudio Quarta and Francesco Parenti), owning collectively approximately 27.69% of the presently outstanding Biosearch ordinary shares entitled to vote at the special meeting, have entered into voting agreements with Versicor that commit those shareholders, among other things, (i) not to sell any of their shares (or, in the case of 3i Group plc, to hold approximately 60% of its shares) prior to the special meeting, and (ii) subject to some exceptions, to vote all of the shares held by such shareholders at the time of the special meeting in favor of the merger. For a summary of the material provisions of the voting agreements, see "The Merger—Summary of Material Terms of Voting Agreements." Subject to the differences noted in "The Merger—Summary of Material Terms of Voting Agreement" with respect to 3i, the form of such voting agreements appears as an exhibit to the merger agreement, which is included as Appendix A to this proxy statement/prospectus.

        The existence of these voting agreements does not ensure approval of the merger by the Biosearch shareholders; that is, if each Biosearch shareholder who is a party to a voting agreement votes in favor of the merger, the vote of approximately 5,278,402 additional Biosearch ordinary shares (or 43.41% of the outstanding Biosearch ordinary shares) will be required to approve the merger, assuming that 100% of the Biosearch ordinary shares are represented at the special meeting.

        On October 1, 2002, Biosearch directors and executive officers beneficially owned 3,475,270 Biosearch ordinary shares (not including any shares subject to unexercised options), 2,020,453 of which are subject to the voting agreements referred to above. The shares held by Biosearch directors and executive officers represented approximately 28.6% of Biosearch's ordinary shares outstanding on October 1, 2002.

MATERIAL CONTACTS BETWEEN VERSICOR AND BIOSEARCH PRIOR TO THE MERGER

        In February 1998, Versicor and Biosearch entered into a license agreement and a collaboration agreement. Pursuant to the license agreement, Biosearch granted Versicor an exclusive license to develop and commercialize dalbavancin, at that time called BI-397, in the United States and Canada. In exchange for the license and upon the receipt of favorable results in pre-clinical studies, Versicor paid to Biosearch $2.0 million and issued to it 250,000 shares of its common stock. Moreover, Versicor agreed to make up to $10.5 million in additional payments to Biosearch, of which $2.5 million has been paid through September 30, 2002, upon Versicor's achievement of specified milestones and to pay royalties in respect of sales of any product that results from the licensed compound. Subject to its establishment of an FDA-approved facility capable of manufacturing dalbavancin within an agreed-upon time frame, Biosearch has a right of first refusal to manufacture and supply Versicor with its requirements for dalbavancin. The license agreement terminates on a country-by-country basis upon the later of February 12, 2003 or the expiration of all product patents in the country.

        Under the collaboration agreement between Versicor and Biosearch, as amended by an addendum executed by both companies in January 2001, the companies established a lead optimization collaboration called BIOCOR. Biosearch contributes leads of microbial origin, while Versicor contributes combinatorial chemistry expertise to optimize the leads. Under the terms of the collaboration agreement, the parties have agreed to share equally all costs associated with preclinical studies required for the filing of an IND. Versicor agreed to pay Biosearch milestone payments for each compound developed through pre-clinical and Phase I clinical trials. Through September 30, 2002, Versicor has paid Biosearch $254,000 in cost-sharing payments under the collaboration agreement to support medicinal chemists in Italy, and has not made any milestone payments to Biosearch. Biosearch has the exclusive license in Europe to commercialize intravenous formulations for the hospital setting resulting from this collaboration and will retain all income derived from commercialization in Europe. Versicor has the exclusive license in the United States and Canada for the commercialization of intravenous formulations of hospital products and will retain all income resulting from commercialization in the United States and Canada. Both companies will share all revenue from commercialization of hospital products in all countries outside the United States, Canada and Europe, as well as worldwide revenues from any oral formulations and primary care products that are developed. Subject to its establishment of an FDA-approved facility capable of manufacturing dalbavancin within an agreed-upon time frame, Biosearch has a right of first refusal to manufacture and supply Versicor with its requirements for products that result from this collaboration. The collaboration agreement terminates upon the expiration of all licensed patents resulting from the collaboration; however, to date no licensed patents or patent applications have resulted from the collaboration. The collaboration agreement is otherwise terminable by either party upon the other party's material breach or by the mutual consent of both parties. In January 2001, the companies expanded the collaboration by increasing their commitment of resources to BIOCOR.

        For more information about these agreements and the research related to these agreements see "Business of Versicor" and "Business of Biosearch."

THE MERGER

        This section of the proxy statement/prospectus describes the proposed merger. Although Versicor and Biosearch believe that the following description covers the material terms of the merger and the related transactions, this summary might not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus for a more complete understanding of the merger.

General

        The merger agreement provides that Biosearch will merge with and into Versicor at the effective time of the merger, with Versicor continuing in existence as the surviving corporation. As the surviving corporation, Versicor will succeed to and assume all of the rights and obligations as well as the assets and liabilities of both Versicor and Biosearch, in accordance with Delaware and Italian law.

Background of the Merger

        Periodically, the management of each of Versicor and Biosearch have reviewed their company's respective position in light of the changing competitive environment of the biotechnology industry with the objective of determining what strategic alternatives are available to enhance stockholder value. While each of the companies believes that it has positive future prospects on a stand-alone basis, from time to time the management of each of Versicor and Biosearch has had conversations with other companies to explore opportunities to improve the competitive position of Versicor or Biosearch, respectively, including potential acquisitions or dispositions of assets, joint ventures, collaborations, licensing arrangements or other strategic transactions. Versicor's board evaluates each such opportunity on its own merits, and has elected to enter into collaborations and license agreements with larger companies such as Pharmacia, Novartis and Eli Lilly because of the perceived benefits of such relationships. Versicor has also had informal conversations on an infrequent basis with other similarly situated biopharmaceutical companies about potential strategic transactions, but has not exchanged proposals with any third party other than Biosearch relating to any possible business combination.

        Versicor and Biosearch have been collaborators in a lead optimization collaboration called BIOCOR since February 1998. At that time, Biosearch also granted Versicor an exclusive license to develop and commercialize dalbavancin, then called V-Glycopeptide, or BI-397, in the United States and Canada. Biosearch also supplies Versicor with the active ingredient for dalbavancin through its manufacturing capabilities in Italy. The working relationship, which progressed through the development of dalbavancin and the BIOCOR collaboration, led to several discussions between senior management of Versicor and Biosearch regarding a potential strategic transaction. The contacts and discussions between Versicor and Biosearch since early 2001 with respect to a potential strategic transaction are summarized below.

        During early 2001, George F. Horner III, president and chief executive officer of Versicor, and Claudio Quarta, chief executive officer of Biosearch, discussed a possible business combination or other strategic transaction between Versicor and Biosearch. In May 2001, Versicor and Biosearch entered into a mutual confidentiality and standstill agreement which provided for each of Versicor and Biosearch to exchange information with each other and to maintain the confidentiality of all information exchanged between the parties. Under the terms of that agreement, each party agreed that, during the six months following the date of that agreement, it would not directly or indirectly acquire any securities of the other party or solicit any proxies to vote or influence the voting of any securities of the other party.

        In July 2001, Mr. Horner and James H. Cavanaugh, a member of the board of directors of Versicor, and Dr. Quarta and Francesco Parenti, president and chairman of the board of directors of Biosearch, met in order to evaluate the possibility of entering into a potential strategic transaction between Versicor and Biosearch.

        In August 2001, Versicor engaged Lehman Brothers to provide financial advisory services to Versicor in connection with a potential strategic transaction with Biosearch.

        During August 2001, Versicor began consulting with financial and legal advisors about issues relating to a potential strategic transaction with Biosearch. Versicor's senior management discussed with its tax advisors alternative structures for a possible business combination, including an earn-out structure providing for contingent payments to Biosearch shareholders following completion of a merger.

        On August 29, 2001, representatives from O'Melveny & Myers LLP, Versicor's counsel, Gianni Origoni Grippo & Partners, Versicor's Italian counsel and Lehman Brothers, Versicor's financial advisor, and representatives from Chiomenti Studio Legale, Biosearch's counsel, Skadden, Arps, Slate, Meagher & Flom LLP, Biosearch's U.S. counsel and SG Cowen, Biosearch's financial advisor, participated in a conference call to discuss alternative structures for a potential business combination between Versicor and Biosearch. These alternative structures included, among others, a merger of Biosearch with and into Versicor, a tender offer by Versicor for Biosearch's shares followed by a merger, a merger of Versicor into Biosearch and the formation of a holding company to hold the shares of Versicor and Biosearch.

        On September 7, 2001, representatives from Versicor's counsel and financial advisors and Biosearch's counsel and financial advisors participated in a conference call to discuss the U.S. and Italian tax consequences of the various structures being considered by the parties. During these discussions, the earn-out feature was determined not to be feasible due to, among other things, potentially significant negative tax consequences to holders of Biosearch ordinary shares.

        On September 24, 2001, representatives from Versicor's and Biosearch's respective counsels and financial advisors participated in a conference call to discuss the schedule of the proposed business combination transaction, alternative structures for a business combination and the preparation of related draft documentation.

        On October 2, 2001, representatives from Versicor's and Biosearch's respective counsels and financial advisors participated in a conference call to discuss alternative structures for a potential business combination and a schedule for a series of meetings between representatives of Versicor and Biosearch to be held in Milan, Italy.

        On October 5 and 6, 2001, Mr. Horner and Versicor's counsel and financial advisors and Drs. Quarta and Parenti, Dr. Ubaldo Livolsi, a member of Biosearch board of directors, and Biosearch's counsel and financial advisors met in Milan, Italy, to discuss, among other things, the U.S. and Italian regulatory issues raised by a potential business combination between Versicor and Biosearch.

        During October and November 2001, Versicor's counsel and Biosearch's counsel exchanged materials in connection with their respective due diligence examinations of the other party.

        On October 15, 2001, Versicor's counsel sent a draft of a proposed merger agreement to Biosearch's counsel. The proposed merger agreement reflected a proposed stock-for-stock merger with a fixed exchange ratio, subject to adjustment based on movements in the market prices of each party's shares. However, the draft merger agreement did not contain an exchange ratio at this time. Versicor's counsel also sent a draft of a proposed form of voting agreement between Versicor and some shareholders of Biosearch to Biosearch's counsel. The form of voting agreement contained, among other things, an agreement by the shareholder to vote in favor of the proposed merger transaction and against any competing transactions.

        On October 19, 2001, Versicor's counsel and financial advisor and Biosearch's counsel and financial advisor participated in a conference call to discuss Versicor's October 15, 2001 drafts of the merger agreement and the form of voting agreement.

        On October 23, 2001, Dr. Quarta corresponded with Mr. Horner regarding possible merger terms between Versicor and Biosearch, including discussion points relating to the concept of a fixed exchange ratio on a fully-diluted basis, management of the combined company and corporate governance of the combined company following the completion of the merger.

        On October 30, 2001, Mr. Horner and Dr. Cavanaugh and Drs. Quarta, Parenti and Dr. Livolsi met in London in order to discuss financial and other terms of a potential merger transaction, including provisions regarding management of the combined company and corporate governance. No decisions were made at this time concerning an exchange ratio or any other terms of a merger transaction.

        On November 5, 2001, Versicor's and Biosearch's respective counsel and financial advisor participated in a video conference call to discuss the issues raised in the October 30, 2001 meeting between the principals of the parties. The parties also discussed which shareholders of Biosearch and Versicor may be asked to execute voting agreements in connection with a merger agreement.

        On November 14, 2001, Biosearch's counsel responded to the revised draft merger agreement in writing.

        At the end of November 2001, the negotiations between the parties terminated due to an inability to reach agreement on the financial and other terms of the proposed transaction.

        Beginning in late 2001, Mr. Horner and Dr. Quarta re-engaged in discussions regarding a potential business combination. Also at that time, representatives from Versicor's counsel requested additional due diligence items from Biosearch, and Biosearch's counsel requested additional due diligence items from Versicor. Versicor and Biosearch each provided to or made available to the other party legal and business due diligence materials in response to such requests.

        On January 3, 2002, Versicor's counsel sent a draft merger agreement to Biosearch's counsel. The draft agreement contemplated an initial exchange ratio that would result in a 50/50 ownership of the combined company by current Versicor stockholders and Biosearch shareholders following the completion of the merger, with adjustments to the exchange ratio based on the amount of the implied premium represented by the initial exchange ratio, based on the relative trading prices of shares of Versicor common stock and Biosearch ordinary shares at the time. Biosearch's counsel responded to Versicor's counsel with comments to the draft merger agreement on January 11, 2002, and Versicor's counsel and Biosearch's counsel met and discussed the matters raised by the comments on January 14, 2002. On January 16, 2002, Versicor's counsel sent a revised draft of the merger agreement to Biosearch's counsel. The drafts of the merger agreement exchanged between the parties did not specify, among other things, an exchange ratio or the structure of executive management following the proposed merger.

        In addition, on January 11, 2002, Versicor's counsel distributed drafts of a proposed form of a voting agreement between Versicor and Biosearch shareholders, a proposed form of voting agreement between Biosearch and Versicor stockholders, and a proposed form of stockholders agreement related to certain corporate governance issues following the merger to Biosearch's counsel. At this time, Biosearch and Versicor had not reached agreement on which Versicor stockholders or Biosearch shareholders would be parties to the voting agreements or the stockholders agreement.

        On January 18, 2002, Versicor entered into a mutual confidentiality agreement with 3i Group plc, which at the time was the largest outside shareholder of Biosearch. On January 25, 2002, Mr. Horner and Versicor's counsel met with representatives from 3i Group and 3i Group's counsel to discuss whether 3i Group would be willing to enter into a voting agreement with Versicor pursuant to which 3i Group would agree to vote a certain percentage of its shares in favor of the proposed merger. 3i Group and 3i Group's counsel also engaged in a due diligence investigation of Versicor. The parties did not reach agreement on the proposed form of a voting agreement.

        On January 22, 2002, Biosearch's counsel sent to Versicor's counsel comments to Versicor's January 11, 2002 draft merger agreement. On January 25, 2002, Versicor's counsel sent to Biosearch's counsel a draft of the amended and restated bylaws which would govern the combined company after the proposed merger. Versicor's counsel responded to Biosearch's counsel with a revised draft of the merger agreement on January 28, 2002. On February 1 and 4, 2002, Biosearch's counsel sent to Versicor's counsel comments to the drafts of the merger agreement, voting agreements, stockholders agreement and bylaws. In addition, representatives from Versicor's counsel provided an update to Versicor's board on the status of open issues in the negotiations with Biosearch, including, among others, the inclusion of a limit on rescission payments to Biosearch shareholders as a condition to closing, and whether the exchange ratio should be determined on a fully-diluted basis or on the basis of primary shares only.

        In early February 2002, representatives from Versicor's counsel provided to Versicor's board of directors draft agreements and other materials regarding the possible transaction, and reviewed with the board the proposed terms of the merger agreement, voting agreements, stockholders agreement and bylaws. In addition, representatives from Versicor's counsel provided an update to Versicor's board on the status of open issues in the negotiations with Biosearch, including, among others, the inclusion of a limit on rescission payments to Biosearch shareholders as a condition to closing, and whether the exchange ratio should be determined on a fully-diluted basis or on the basis of primary shares only. Representatives from Lehman Brothers made preliminary financial presentations setting forth Lehman Brothers' financial analyses relating to a possible combination.

        On February 7, 2002, the board of directors of Versicor convened an executive session to discuss the proposed merger between Versicor and Biosearch. At the conclusion of the February 7, 2002 meeting, the Versicor board of directors authorized Versicor's management to continue discussions with Biosearch regarding a possible merger, provided that the implied premium to Biosearch shareholders for each share of Biosearch ordinary shares as merger consideration was within a range typical of comparable transactions.

        On February 8, 2002, representatives from Versicor's counsel and Biosearch's counsel participated in a conference call to discuss the latest drafts of the merger agreement, voting agreements, stockholders agreement and bylaws. Also on that date, Mr. Horner informed Dr. Quarta that Versicor's board had determined that in order for the proposed merger to be completed, the implied premium represented by the exchange ratios previously discussed between Versicor and Biosearch would need to be lowered. On February 11, 2002, Biosearch, after considering Versicor's proposal to lower the range of possible exchange ratios, determined not to proceed with the proposed transaction and all discussions between the parties with respect to a possible business combination terminated.

        From March 2002 through late June 2002, representatives of Versicor and Biosearch did not discuss further a possible merger between Versicor and Biosearch. However, during such time period, the parties did discuss alternative possible transactions, including a possible joint venture between Versicor and Biosearch.

        Discussions between the parties regarding a possible joint venture were terminated, and discussions regarding a possible merger were re-initiated, because, among other reasons, based on the market prices of Versicor common stock and Biosearch ordinary shares at that time, the implied premium to be received by Biosearch shareholders in a stock-for-stock tranaction had become more typical of comparable transactions and it became more apparent that Versicor's interests would be better served if a single company managed the clinical trials for dalbavancin on a worldwide basis. In late June 2002, Mr. Horner and Dr. Quarta met in person to discuss again the possibility of a merger between Versicor and Biosearch on the basis of a fixed, non-adjustable exchange ratio. In connection with the re-commencement of discussions between Versicor and Biosearch, Versicor again began consulting with financial and legal advisors about issues relating to a possible merger with Biosearch.

        In July 2002, during the pendency of the tail period of the August 2001 engagement letter between Versicor and Lehman Brothers, Versicor re-engaged Lehman Brothers to provide financial advisory services to Versicor in connection with a possible merger. Versicor's engagement of Lehman Brothers was set forth in a letter dated July 3, 2002, and the term of Lehman Brothers' engagement thereunder was extended until October 30, 2002.

        During July 2002, Versicor and Biosearch each provided to, or made available to, the other party supplemental legal and business due diligence materials to update each of their due diligence reviews since the parties termination of discussions with respect to a possible business combination in February 2002.

        On July 9, 2002, Versicor's legal counsel delivered to Biosearch and its legal advisors a proposed form of merger agreement. On July 11, 2002, Mr. Horner and Dr. Cavanaugh and Drs. Quarta, Parenti and Livolsi met in person to discuss the proposed merger. On July 12, 2002, Versicor's legal counsel delivered to Biosearch and its counsel proposed forms of the voting agreements, stockholders agreement and bylaws.

        On July 13, 2002, Biosearch's counsel sent to Versicor's counsel comments to Versicor's July 9, 2002 draft of the merger agreement. On July 14, 2002, Versicor's counsel responded to Biosearch's counsel with a revised draft of the merger agreement.

        On July 15, 2002, Biosearch's counsel sent to Versicor's counsel comments to Versicor's July 12, 2002 drafts of the voting agreements and stockholders agreement. On July 16, 2002, Versicor's counsel responded to Biosearch's counsel with revised drafts of the voting agreements, stockholders agreement and bylaws.

        On July 17, 2002, representatives of Versicor's and Biosearch's respective counsel and financial advisors participated in a conference call to discuss the latest drafts of the merger agreement, voting agreements, stockholders agreement and bylaws. During the discussions, the parties agreed that Mr. Horner and Healthcare Ventures V, L.P., a stockholder of Versicor, would each enter into a voting agreement with Biosearch, and Drs. Quarta and Parenti would each enter into a voting agreement with Versicor, at the time the merger agreement is executed. In addition, the parties determined that Mr. Horner and Drs. Cavanaugh, Quarta and Parenti would enter into the stockholders agreement. On July 18, 2002, Versicor's counsel distributed to Biosearch's counsel revised drafts of the merger agreement, and forms of the voting agreement and stockholders agreement.

        On July 22 and 23, 2002, Mr. Horner and representatives from Versicor's counsel and financial advisors and Mr. Quarta and representatives from Biosearch's counsel and financial advisors met in person to discuss the revised drafts of the merger agreement, forms of the voting agreement, and stockholders agreement and the bylaws.

        As a result of these and later discussions, it ultimately became apparent that, among other things:

  •
  the proposed merger would be an all-stock transaction, structured as a one-step merger of Biosearch with and into Versicor, with Versicor as the surviving company;
  •
  each share of Biosearch would be exchanged for a number of shares of Versicor common stock on a fixed exchange ratio basis, with current Versicor stockholders owning approximately 55% of the combined company following the merger, and current Biosearch shareholders owning approximately 45% of the combined company;
  •
  the combined company would have its corporate management and finance team headquartered in King of Prussia, Pennsylvania, and would have two research centers (Gerenzano, Italy and Fremont, California) and one manufacturing site in Pisticci, Italy; and
  •
  the shares of the combined company would be listed on both the Nasdaq and the Nuovo Mercato stock exchanges.

        From July 24 through July 29, 2002, representatives of and counsel to Versicor and Biosearch continued to negotiate and finalize each of these agreements.

        On July 18, 2002, Versicor's counsel sent to 3i Group's counsel a draft of a voting agreement between Versicor and 3i Group. On July 24, 2002, 3i Group's counsel sent to Versicor's counsel a memorandum containing questions about the proposed 3i Group voting agreement, requesting, among other things, an explanation of representations and warranties requested of 3i Group which were included in the agreement to comply with U.S. securities laws, and on July 25, 2002, Versicor's counsel responded to the questions raised by 3i Group's counsel.

        Prior to a special meeting of the Versicor board of directors on July 30, 2002, the Versicor board of directors was provided with draft agreements and other materials regarding the possible transaction. At the meeting, presentations were made to the board as follows:

  •
  representatives of Versicor's counsel reviewed with the board of directors of Versicor certain legal issues with respect to the proposed merger of Versicor and Biosearch, including proposed resolutions to be considered and approved by the board of directors of Versicor in connection with the possible merger at that meeting; and
  •
  representatives of Lehman Brothers made a financial presentation to the Versicor board of directors and delivered Lehman Brothers' opinion that, as of that date, from a financial point of view, and based upon and subject to the considerations in its opinion and based upon such other matters as Lehman

  Brothers considered relevant, the exchange ratio to be paid by Versicor in the proposed transaction was fair to Versicor.

        At the special meeting of the Versicor board, the Versicor board of directors considered the approval of the merger agreement, the voting agreement with the 3i Group and the other related agreements and transactions contemplated by these agreements. Following a discussion, the Versicor board of directors unanimously approved the merger agreement and the transactions contemplated thereby and unanimously resolved to recommend that the Versicor stockholders vote to approve the merger agreement and the amendments to the 2001 Stock Option Plan.

        Prior to a special meeting of the Biosearch board of directors on July 30, 2002, Biosearch directors were provided with draft agreements and other materials regarding the possible transaction. At the meeting, presentations were made to the Biosearch board as follows:

  •
  representatives of Biosearch's counsel reviewed with the board of directors of Biosearch certain legal issues with respect to the proposed merger of Versicor and Biosearch, including proposed resolutions to be considered and approved by the board of directors of Biosearch in connection with the possible merger at that meeting; and
  •
  representatives of SG Cowen made a financial presentation to the Biosearch board of directors and delivered SG Cowen's opinion that, as of that date, from a financial point of view, and based upon and subject to the considerations its opinion and based upon such other matters as SG Cowen considered relevant, the exchange ratio to be received by Biosearch shareholders in the proposed transaction was fair to the shareholders of Biosearch.

        At the special meeting, the Biosearch board of directors considered the approval of the merger agreement, the merger plan, the financial statements of Biosearch as of June 30, 2002 (in accordance with Italian law) and the other related agreements and transactions contemplated by these agreements. Following a discussion, the Biosearch board of directors unanimously approved the merger agreement, the Biosearch financial statements and the transactions contemplated thereby and unanimously resolved to recommend that the Biosearch stockholders vote to approve the merger agreement.

        The merger agreement and the related agreements were executed by the parties on July 30, 2002.

        On July 31, 2002, each of Versicor and Biosearch issued a press release announcing the execution of the merger agreement.

        On August 6, 2002, Versicor and Biosearch submitted a request for a tax ruling to the Milan tax authorities.

        On August 14, 2002, Versicor and Biosearch entered into a first amendment to the agreement and plan of merger to address certain matters pertaining to the formula for determining the exercise price of replacement options to be granted to former holders of Biosearch stock options at the completion of the merger.

        On September 17, 2002, Versicor and Biosearch received a favorable tax ruling from the Milan tax authorities.

Versicor's Reasons for the Merger; Recommendation of the Versicor Board

        Versicor's board of directors has approved the merger agreement (including the merger plan ("progetto di fusione")), has deemed the merger advisable and has determined that the terms of the merger agreement are fair and in the best interests of Versicor and its stockholders. During the course of its deliberations, the Versicor board of directors considered, with the assistance of its management and its financial and other advisors, a number of factors. The following discussion of the factors Versicor's board of directors considered in making its decision is not intended to be exhaustive but includes the material factors considered by the Versicor board of directors:

        In reaching its conclusion that the merger is likely to be beneficial to Versicor and its stockholders, and in deciding to authorize the merger agreement, Versicor's board of directors considered the following potentially positive factors:

  •
  The merger should accelerate our move from a drug discovery and development company to a commercially viable biopharmaceutical company.
  •
  The merger will provide us with unified ownership rights in dalbavancin, a product candidate in Phase II clinical trials.
  •
  Following the merger, our gross margin percentage on any future sales of dalbavancin (following marketing approvals) will increase from the high 60's to over 90 because we will no longer be required to pay any royalties or manufacturing fees to Biosearch.
  •
  The merger should enhance our antifungal and antibiotic agent market position through the acquisition of additional pre-clinical compounds and expertise in other tough-to-treat infections.
  •
  The merger will substantially increase our cash reserves by providing access to Biosearch's cash and cash equivalents totalling approximately $105 million as of June 30, 2002 (based on exchange rates then prevailing) and, therefore, reduce our dependence on capital market transactions to raise additional capital.
  •
  Following completion of the construction of Biosearch's proposed manufacturing plant in southern Italy, the merger will provide us with manufacturing capabilities for the production of product candidates and agents.
  •
  The merger will provide us with a European presence from which to market our future products to the European market.
  •
  As a result of our four-year collaboration with Biosearch, we believe that our corporate cultures are a good match and that by merging Biosearch with and into us we believe we can more efficiently pursue our shared goal of bringing new antibiotic and antifungal agents to market.
  •
  In the written opinion of Lehman Brothers, the exchange ratio to be paid by Versicor in the merger is fair to Versicor, from a financial point of view. Lehman Brothers' opinion was based upon the procedures and subject to the assumptions, qualifications and limitations described in its opinion letter, the text of which is attached to this proxy statement/prospectus as Appendix C.

  •
  The merger should provide additional critical mass of infrastructure, management talent and financial resources to facilitate further initiatives to grow Versicor's presence in the pharmaceutical industry.
  •
  The merger should improve in-licensing and out-licensing opportunities, and enable Versicor to offer a more attractive portfolio to potential licensees.
  •
  The merger should improve Versicor's ability to conduct expensive clinical trials by providing access to Biosearch's cash reserves.
  •
  The merger agreement restricts Biosearch's ability to solicit offers from potential acquirers of 20% or more of Biosearch's stock or assets and, if it were to do so, or if it were to terminate the merger agreement without an appropriate reason (or if its actions were to cause us to terminate for an appropriate reason), all as described under "The Agreement and Plan of Merger—Termination Fee," Biosearch might be required to pay us a $6 million termination fee.

        Versicor's board of directors also considered the following potentially negative factors as reasons that would tend to make the merger and the merger less beneficial to Versicor and its stockholders:

  •
  Substantial management time and effort will be required to negotiate and close the transaction.
  •
  The merger will subject the company to new risks, including those risks listed above under the caption "Risk Factors—Risks Related to the Merger Transaction."
  •
  The additional shares to be issued in furtherance of the merger will be dilutive, at least in the near term.
  •
  As a result of the merger, the increase in our gross margin on any future sales of dalbavancin would be offset for our combined company by the loss of Biosearch's right to receive royalties and manufacturing fees from Versicor in connection with such sales of dalbavancin.
  •
  Significant legal, financial advisor and accounting fees will be incurred in connection with negotiating and closing the transaction, which are currently estimated to total approximately $10 million for the combined company.
  •
  The merger agreement restricts our ability to solicit offers from potential acquirers of 20% or more of our stock or assets and, if we were to do so, or if we were to terminate the merger agreement without an appropriate reason (or if our actions were to cause Biosearch to terminate for an appropriate reason), all as described in "The Agreement and Plan of Merger—Termination Fee," we might be required to pay Biosearch a $6 million termination fee.

Biosearch's Reasons for the Merger; Recommendation of the Biosearch Board

        In reaching its decision to approve the merger agreement and to recommend adoption of the merger agreement by Biosearch shareholders, Biosearch's board of directors consulted with its management team and advisors and independently considered the proposed merger, the merger agreement and the transactions contemplated by the merger agreement. The following discussion of the factors considered by the Biosearch board of directors in making its decision is not intended to be exhaustive. However, Biosearch has informed us that the following includes the material factors considered by the Biosearch board of directors.

        In reaching its conclusion that the merger is likely to be beneficial to Biosearch's shareholders, and in deciding to authorize the merger agreement, Biosearch's board of directors considered the following potentially positive factors:

  •
  The merger should augment Biosearch's presence in the European market through the commercialization of anidulafungin.
  •
  The merger will enable Biosearch to re-unify worldwide control of development and commercialization of dalbavancin.
  •
  The merger should allow Biosearch to commercialize its product candidates (following receipt of regulatory approvals) in the most important world markets and to gain access to U.S. capital markets.
  •
  The merger should accelerate and expand Biosearch's ability to create a more advanced biopharmaceutical company with direct sales in North America and Europe (following receipt of regulatory approvals);
  •
  In the written opinion of SG Cowen, the exchange ratio to be received by Biosearch shareholders in the merger is fair to those shareholders, from a financial point of view. SG Cowen's opinion was based upon the procedures and subject to the assumptions, qualifications and limitations described in its opinion letter, the text of which is attached to this proxy statement/prospectus as Appendix D.
  •
  The merger should improve in-licensing and out-licensing opportunities, and enable Biosearch to offer a more attractive portfolio to potential licensees.
  •
  The merger might accelerate the discovery of new clinical candidate molecules by integrating the companies' technological platforms.
  •
  The merger agreement restricts Versicor's ability to solicit offers from potential acquirers of 20% or more of Versicor's stock or assets and, if Versicor were to do so, or if Versicor were to terminate the merger agreement without an appropriate reason (or if its actions were to cause Biosearch to terminate for an appropriate reason), all as described under "The Agreement and Plan of Merger—Termination Fee," Versicor might be required to pay Biosearch a $6 million termination fee.

        Biosearch's board of directors also considered the following potentially negative factors as reasons that would tend to make the merger agreement and the merger less beneficial to Biosearch and its shareholders:

  •
  Substantial management time and effort will be required to negotiate and close the transaction.
  •
  The merger will subject the company to new risks, including those risks listed above under the caption "Risk Factors—Risks Related to the Merger Transaction."
  •
  As a result of the merger, Biosearch will lose the right to receive royalties and manufacturing fees from Versicor in connection with any future sales of dalbavancin.
  •
  Significant legal, financial advisor and accounting fees will be incurred in connection with negotiating and closing the transaction, which are currently estimated to total approximately $10 million for our combined company.
  •
  The merger agreement restricts Biosearch's ability to solicit offers from potential acquirers of 20% or more of its stock or assets and, if Biosearch were to do so, or if Biosearch were to terminate the merger agreement without an appropriate reason (or if Biosearch's actions were to cause Versicor to terminate for an appropriate reason), all as described in "The Agreement and Plan of Merger—Termination Fee," Biosearch might be required to pay Versicor a $6 million termination fee.

Lehman Brothers' Opinion

        In August 2001, Versicor engaged Lehman Brothers to act as its financial advisor with respect to pursuing an acquisition of Biosearch. On July 30, 2002, Lehman Brothers rendered its opinion to the Versicor board of directors that as of such date and, based upon and subject to certain matters stated therein, from a financial point of view, the exchange ratio to be paid by Versicor to Biosearch in the merger was fair to Versicor.

        A copy of the full text of Lehman Brothers' opinion, dated July 30, 2002, the "Lehman Brothers' Opinion", is attached as Appendix C to this proxy statement/prospectus. Stockholders should read the Lehman Brothers' Opinion for a discussion of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Lehman Brothers in rendering its opinion. The following is a summary of the Lehman Brothers' Opinion and the methodology that Lehman Brothers used to render its fairness opinion.

        Lehman Brothers' advisory services and opinion were provided for the information and assistance of the Versicor board of directors in connection with its consideration of the merger. The Lehman Brothers' Opinion is not intended to be and does not constitute a recommendation to any stockholder of Versicor as to how such stockholder should vote with respect to the merger. Lehman Brothers was not requested to opine as to, and the Lehman Brothers' Opinion does not address, Versicor's underlying business decision to proceed with or effect the merger.

        In arriving at its opinion, Lehman Brothers reviewed and analyzed:

  •
  the merger agreement and the specific terms of the proposed transaction;
  •
  the publicly available information concerning Versicor and Biosearch that Lehman Brothers believed to be relevant to its analysis, including Versicor's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Versicor's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, and Biosearch's Annual Report for the fiscal year ended December 31, 2001;
  •
  financial and operating information with respect to the business, operations and prospects of Versicor furnished to Lehman Brothers by Versicor, including financial projections of Versicor prepared by management of Versicor (the "Versicor Projections" or the "Company Projections") and Versicor's draft Quarterly Report on Form 10-Q for the quarter ended June 30, 2002;
  •
  financial and operating information with respect to the business, operations and prospects of Biosearch furnished to Lehman Brothers by Biosearch and Versicor, including financial projections of Biosearch prepared by management of Biosearch (the "Biosearch Projections") and financial projections of Biosearch prepared by management of Versicor (the "Versicor's Biosearch Projections") and a draft of Biosearch's Semiannual Report for the period ended June 30, 2002;
  •
  the trading histories of the common stock of Versicor and the ordinary shares of Biosearch from the dates of their respective initial public offerings to July 30, 2002 and a comparison of these trading histories with each other and with those of other companies that Lehman Brothers deemed relevant;
  •
  a comparison of the historical and projected financial results and present financial condition of Versicor with those of other companies that Lehman Brothers deemed relevant;
  •
  a comparison of the historical and projected financial results and present financial condition of Biosearch with those of other companies that Lehman Brothers deemed relevant;
  •
  a comparison of the financial terms of the proposed merger with the financial terms of certain other transactions that Lehman Brothers deemed relevant;

  •
  the potential pro forma effect of the proposed merger on the current and future financial performance of Versicor, including the impact on the cash position of Versicor;

  •
  the relative contributions of Versicor and Biosearch to the future financial performance of the combined company on a pro forma basis;

  •
  information provided to Lehman Brothers by Versicor and Biosearch and their respective counsel relating to the feasibility of obtaining patents in respect of patent applications filed by Biosearch in international jurisdictions; and

  •
  publicly available reports prepared by independent research analysts, including reports by Banca IMI and SG Cowen on Biosearch and reports by Lehman Brothers, Lazard and JP Morgan HQ on Versicor, regarding the future financial performance of Versicor and Biosearch, respectively.

        In addition, Lehman Brothers had discussions with the management of each of Versicor and Biosearch concerning their respective businesses, operations, assets, financial conditions and prospects and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

        In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by Lehman Brothers without assuming any responsibility for independent verification of such information and further relied upon the assurances of management of each of Versicor and Biosearch that they are not aware of any facts or circumstances that would make their respective information inaccurate or misleading. With respect to the Biosearch Projections, upon advice of Biosearch, Lehman Brothers assumed that such projections had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Biosearch's management as to the future performance of Biosearch. With respect to Versicor's Biosearch Projections, upon advice of Versicor, Lehman Brothers assumed that such projections had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Versicor's management as to the future performance of Biosearch, and, following discussions with management of Versicor, Lehman Brothers further assumed that Biosearch will perform substantially in accordance with these projections. With respect to the Company Projections, upon advice of Versicor, Lehman Brothers assumed that such projections had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Versicor as to the future financial performance of Versicor and that Versicor will perform substantially in accordance with such projections. In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of Versicor or Biosearch and did not make or obtain any evaluations or appraisals of the assets or liabilities of Versicor or Biosearch. The Lehman Brothers' Opinion necessarily is based upon market, economic and other conditions as they existed on and could be evaluated as of July 30, 2002.

        In connection with rendering its opinion, Lehman Brothers performed certain financial, comparative and other analyses as described below. In arriving at its opinion, Lehman Brothers did not ascribe a specific range of value to Versicor or Biosearch, but rather made its determination as to the fairness, from a financial point of view, to Versicor of the exchange ratio to be paid by Versicor in the merger on the basis of financial and comparative analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances, and therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Versicor and Biosearch. None of Versicor, Biosearch, Lehman Brothers or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

        The following is a summary of the material financial analyses used by Lehman Brothers in connection with providing its opinion to the Versicor board of directors. Certain of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Lehman Brothers, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Accordingly, the analyses listed in the tables and described below must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the Lehman Brothers' Opinion.

  Stock Trading History

        Lehman Brothers considered historical data with regard to the trading prices of Versicor common stock and Biosearch ordinary shares for the period from July 27, 2001 to July 30, 2002 and the relative stock price performances during this same period of Versicor, Biosearch, the American Stock Exchange Biotechnology Index and the Nasdaq Composite for Versicor, and the Italian MIB 30 Index and the Italian NUMTEL Index for Biosearch.

        During this period the closing stock price of Versicor common stock ranged from $24.16 to $9.65 per share, and the closing price of Biosearch ordinary shares ranged from €17.32 to €7.35 per share. Lehman Brothers noted that both Versicor and Biosearch outperformed their comparable indices over this period of time.

  Historical Exchange Ratio Analysis

        Lehman Brothers also compared the historical per share prices of Versicor and Biosearch common stock and ordinary shares, respectively, during different periods from August 2, 2000 to July 30, 2002 in order to determine the implied average exchange ratio that existed for those periods. The following table indicates the average exchange ratio of Versicor common stock for Biosearch ordinary shares for the periods indicated:

Time or Period	Average Exchange Ratio
On July 30, 2002	1.31x
One month period prior to July 30, 2002	1.20x
Three month period prior to July 30, 2002	1.15x
Six month period prior to July 30, 2002	1.07x
One year period prior to July 30, 2002	1.06x
From August 2, 2000 to July 30, 2002	2.60x

  Comparable Company Analysis

        In order to assess how the public market values shares of similar publicly traded companies, Lehman Brothers reviewed and compared specific financial and operating data relating to Biosearch with selected companies that Lehman Brothers deemed comparable to Biosearch. Lehman Brothers compared Biosearch to the leading, largest publicly-traded biotechnology companies, which Lehman Brothers believed had operating, market valuation and trading valuations similar to what might be expected of Biosearch in 2006 and 2007. These companies were:

  •
  Amgen, Inc.;

  •
  Genentech, Inc.;

  •
  MedImmune Inc.;

  •
  Gilead Sciences, Inc.;

  •
  Biogen, Inc.;

  •
  IDEC Pharmaceuticals Corporation;

  •
  Genzyme General Division; and

  •
  Chiron Corporation.

This list includes all companies initially included in Lehman Brothers' analysis (that is, no company was initially included, but later excluded, from the analysis). The enterprise value of each company was obtained by adding its short and long term debt to the sum of the market value of its common equity, the value of any preferred stock (at liquidation value) and the book value of any minority interest, and subtracting its cash and cash equivalents. Using publicly available information, Lehman Brothers calculated and analyzed the multiple of each company's enterprise value to projected 2002 and 2003 revenues and earnings before interest, taxes, depreciation and amortization, or EBITDA.

        The following table presents the multiples of enterprise value to projected 2002 and 2003 revenues and EBITDA. The information in the table is based on closing stock prices on July 30, 2002:

	Enterprise Value / Revenues		Enterprise Value / EBITDA
	2002	2003	2002	2003
Mean	8.69x	6.58x	20.5x	17.4x
Median	7.41x	6.24x	18.8x	16.0x
High	16.83x	12.13x	31.6x	35.4x
Low	4.01x	3.52x	10.6x	8.6x

        Using a range of multiples from 5.0x to 6.0x applied to expected 2006 and 2007 revenues and discounted back at 35% per year, Lehman Brothers calculated the implied equity value per share of Biosearch ordinary shares which yielded per share values of $21.27 to $29.62. Lehman Brothers noted that the equity value per share offered in the merger, based upon the closing prices and exchange ratio on July 30, 2002 was $21.43, and this was within this range.

        However, because of the inherent differences between the business, operations and prospects of Biosearch and the business, operations and prospects of the companies included in the comparable companies analysis, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of Biosearch and the companies included in the comparable company analysis that would affect the public trading values of each.

  Transaction Premium Analysis

        Lehman Brothers reviewed the premiums paid in comparable transactions in the biotechnology sector from January 1, 1998 to July 30, 2002. All public company transactions in the biotechnology sector since January 1, 1998, with transaction values greater than $25 million, were included in this analysis. These transactions (listed as acquirer / target), and their dates of announcement, were:

Comparable Transaction (acquirer/target)		Announcement Date
•	Serono S.A. / Genset SA	6/26/2002
•	Berna Biotech AG / Rhein Biotech NV	5/23/2002
•	Schering AG / Collateral Therapeutics	3/20/2002
•	Amgen Inc. / Immunex Corp.	12/17/2001
•	Millennium Pharmaceuticals / COR Therapeutics	12/6/2001
•	MedImmune Inc. / Aviron	12/3/2001
•	Celera Genomics / Axys Pharmaceuticals	6/13/2001
•	PerkinElmer / Packard Biosciences	7/15/2001
•	Sequenom / Gemini Genomics	5/29/2001
•	Merck & Co. / Rosetta Inpharmatics	5/11/2001
•	Vertex / Aurora Biosciences	4/30/2001
•	Johnson & Johnson / ALZA Pharmaceuticals	3/27/2001
•	Shire / BioChem Pharma	12/11/2000
•	Corixa / Coulter	10/16/2000
•	Genzyme / GelTex	9/11/2000
•	Chiron / Pathogenesis	8/14/2000
•	Evotec / Oxford Asymmetry International	7/31/2000
•	Molecular Devices / LJL Biosystems	6/8/2000
•	Guilford Pharmaceuticals / Gliatech	5/30/2000
•	Genzyme-General / Biomatrix	3/6/2000
•	Elan Corp. Plc / Liposome Company Inc.	3/6/2000
•	King Pharmaceuticals Inc. / Medco Research Inc.	12/1/1999
•	Baxter International, Inc. / North American Vaccine Inc.	11/18/1999
•	Celltech Chiroscience / Medeva	11/11/1999
•	Genzyme General / Cell Genesys	10/18/1999
•	Millennium Pharmaceuticals Inc. / LeukoSite Inc.	10/14/1999
•	E.I. Du Pont de Nemours and Company / CombiChem, Inc.	10/5/1999
•	MedImmune, Inc. / U.S. Bioscience, Inc.	9/22/1999
•	Merck / Sibia Neurosciences	8/2/1999
•	Johnson & Johnson / Centocor	7/21/1999
•	Abbott Laboratories / Alza Corp.	6/21/1999
•	Pharmacia & Upjohn Inc. / SUGEN Inc.	6/15/1999
•	Celltech plc / Chiroscience Group plc	6/15/1999
•	Corixa / Ribi Immunochem	6/10/1999
•	Gilead Sciences, Inc. / NeXstar Pharmaceuticals, Inc.	3/1/1999
•	Warner- Lambert / Agouron Pharmaceuticals	1/27/1999
•	Alza Corp. / SEQUUS Pharmaceuticals	10/5/1998
•	Amersham Pharmacia Biotech (jv between Nycomed Amersham/P&U) / Molecular Dynamics	8/10/1998
•	Baxter International Inc. / Somatogen	2/24/1998
•	Ligand Pharmaceuticals / Seragen	5/8/1998
•	Monsanto / Dekalb Genetics	5/11/1998
•	T Cell Sciences / Virus Research Institute	5/12/1998
•	Elan / Neurex	4/29/1998
•	Abbott Laboratoties / International Murex Tech	3/16/1998

Lehman Brothers calculated the premium per share paid by the acquiror compared to the share price of the target company prevailing (i) one day, (ii) one week and (iii) one month prior to the announcement of the transaction. This analysis produced the following average premiums and implied equity values for Biosearch:

	Period Prior to Announcement
	One Day	One Week	One Month
Biosearch share price	$15.87	$13.70	$13.52
Average premiums	38.0%	50.6%	55.2%
Implied equity value per share	$21.91	$20.63	$20.98

  Discounted Cash Flow Analysis

        As part of its analysis, Lehman Brothers prepared a discounted after-tax cash flow model that was based upon Versicor's Biosearch Projections. Lehman Brothers used after-tax discount rates of 30.0% to 40.0% and a terminal value based on a range of multiples of EBITDA, in 2010 of 11.0x to 17.0x. Based on the midpoint of these discount rates and this range of terminal multiples, Lehman Brothers calculated the implied equity value per share of Biosearch ordinary shares at approximately $23.41 to $29.13.

  Contribution Analysis

        Lehman Brothers analyzed the respective contributions of Versicor and Biosearch to the estimated calendar years 2008 revenues, EBIT, defined as earnings before interest and taxes, pre-tax income and net income of the combined company based on the Versicor Projections and Versicor's Biosearch Projections. The results of this analysis supported Lehman Brothers' opinion that the exchange ratio to be paid by Versicor to Biosearch in the merger was fair, from a financial point of view, to Versicor.

  Pro Forma Analysis

        Lehman Brothers analyzed the pro forma effect of the transaction on the earnings per share of Versicor. For the purposes of this analysis, Lehman Brothers assumed:

  •
  a $21.43 per share price for Biosearch ordinary shares acquired pursuant to the merger;

  •
  a $12.11 per share price for Versicor common stock (the closing market price per share on July 30, 2002);

  •
  a transaction structure with 100% stock consideration; and

  •
  the Versicor Projections and Versicor's Biosearch Projections.

        Lehman Brothers estimated that, based on the assumptions described above, the pro forma impact of the transaction on the earnings per share of Versicor would not be meaningful for the first three years following the transaction because Versicor does not anticipate having positive earnings per share over the next three years. The financial forecasts that underlie this analysis are subject to substantial uncertainty and, therefore, actual results may be substantially different.

        Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Versicor board of directors selected Lehman Brothers because of its expertise, reputation and familiarity with Versicor and the biotechnology industry generally and because its investment banking professionals have substantial experience in transactions comparable to the merger.

        As compensation for its services in connection with the merger, Versicor paid Lehman Brothers a retainer fee and an additional fee upon the delivery of the Lehman Brothers' Opinion. Additional compensation in an amount customary for transactions of this type will be payable upon the completion of the merger, against which the amounts paid upon delivery of the Lehman Brothers' Opinion and as retainer fees will be credited. In sum, 62.5% of Lehman Brothers' compensation is contingent upon the consummation of the merger. In addition, Versicor has agreed to reimburse Lehman Brothers for reasonable out-of-pocket expenses incurred in connection with the merger and to indemnify Lehman Brothers for certain liabilities that may arise out of its engagement by Versicor and the rendering of the Lehman Brothers' Opinion. Lehman Brothers has previously rendered investment banking services to Versicor and received customary fees for such services.

        In the ordinary course of its business, Lehman Brothers may actively trade in the debt or equity securities of Versicor and Biosearch for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

SG Cowen's Opinion

        Pursuant to an engagement letter dated October 15, 2001, Biosearch retained SG Cowen Securities Corporation, or SG Cowen, to render an opinion to the board of directors of Biosearch as to the fairness, from a financial point of view, to the shareholders of Biosearch of the exchange ratio paid in the merger.

        On July 30, 2002, SG Cowen delivered certain of its written analyses and its oral opinion to the Biosearch board, subsequently confirmed in writing as of the same date, to the effect that and subject to the various assumptions set forth therein, as of July 30, 2002, the exchange ratio paid in the merger was fair, from a financial point of view, to the shareholders of Biosearch. The full text of the written opinion of SG Cowen, dated July 30, 2002, is attached as Appendix D to this proxy statement/prospectus. Holders of Biosearch ordinary shares are urged to read the opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by SG Cowen. The summary of the written opinion of SG Cowen set forth herein is qualified in its entirety by reference to the full text of such opinion. SG Cowen's analyses and opinion were prepared for and addressed to the Biosearch board and are directed only to the fairness to the shareholders of Biosearch, from a financial point of view, of the exchange ratio paid in the merger, and do not constitute an opinion as to the merits of the merger or a recommendation to any shareholder as to how to vote on the proposed merger. The exchange ratio paid in the merger was determined through negotiations between Biosearch and Versicor and not pursuant to recommendations of SG Cowen.

        In arriving at its opinion, SG Cowen reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

  •
  a draft of the merger agreement dated July 24, 2002;

  •
  certain publicly available information for Biosearch and other relevant financial and operating data furnished to SG Cowen by Biosearch;

  •
  certain publicly available information for Versicor and other relevant financial and operating data furnished to SG Cowen by Versicor;

  •
  certain internal financial analyses, financial forecasts, reports and other information regarding Biosearch, which we refer to as the Biosearch forecasts, and Versicor, which we refer to as the Versicor forecasts, furnished to SG Cowen by Biosearch and Versicor, respectively;

  •
  First Call estimates and financial projections in Wall Street analyst reports for each of Biosearch and Versicor;

  •
  discussions SG Cowen had with certain members of the managements of Biosearch and Versicor concerning the historical and current business operations, financial conditions and prospects of Biosearch and Versicor and such other matters SG Cowen deemed relevant;

  •
  certain operating results, the reported price and trading histories of the Biosearch ordinary shares and Versicor common stock as compared to the operating results, reported price and trading histories of certain publicly traded companies SG Cowen deemed relevant;

  •
  certain financial terms of the merger as compared to the financial terms of certain selected business combinations SG Cowen deemed relevant;

  •
  based on the Biosearch forecasts and the Versicor forecasts, the cash flows generated by Biosearch and Versicor, respectively, on a stand-alone basis to determine the present value of the discounted cash flows; and

  •
  such other information, financial studies, analyses and investigations and such other factors that SG Cowen deemed relevant for the purposes of this opinion.

        In conducting its review and arriving at its opinion, SG Cowen, with Biosearch's consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it by Biosearch and Versicor, respectively, or which was publicly available. SG Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independently to verify, this information. In addition, SG Cowen did not conduct, or assume any obligation to conduct any physical inspection of the properties or facilities of Biosearch or Versicor. SG Cowen further relied upon the assurance of management of Biosearch that they were unaware of any facts that would make the information provided to SG Cowen incomplete or misleading in any respect. SG Cowen, with Biosearch's consent, assumed that the Biosearch forecasts and Versicor forecasts provided to SG Cowen were reasonably prepared by their respective managements, and reflected the best available estimates and good faith judgments of such managements as to the future performance of Biosearch and Versicor, in each case on bases reflecting the best currently available estimates and good faith judgements of such management as to the future performance of Biosearch and Versicor. Management of each of Biosearch and Versicor confirmed to SG Cowen, and SG Cowen assumed, with Biosearch's consent, that each of the Biosearch forecasts and the Versicor forecasts, the First Call estimates and financial projections in Wall Street analyst reports used in SG Cowen's analyses with respect to Biosearch and Versicor provided a reasonable basis for its opinion.

        SG Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of Biosearch or Versicor, nor was SG Cowen furnished with these materials. With respect to all legal matters relating to Biosearch and Versicor, SG Cowen relied on the advice of legal counsel to Biosearch. SG Cowen's services to Biosearch in connection with the merger were comprised of rendering an opinion from a financial point of view of the exchange ratio paid in the merger. SG Cowen's opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by SG Cowen on the date of its opinion. It should be understood that although subsequent developments may affect its opinion, SG Cowen does not have any obligation to update, revise or reaffirm its opinion and SG Cowen expressly disclaims any responsibility to do so. Additionally, SG Cowen was not authorized or requested to, and did not, solicit alternative offers for Biosearch or its assets, nor did SG Cowen investigate any other alternative transactions that may be available to Biosearch.

        For the purposes of rendering its opinion, SG Cowen assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger will be satisfied without waiver thereof. SG Cowen assumed that the final form of the merger agreement would be substantially similar to the last draft received by SG Cowen prior to rendering its opinion. SG Cowen also assumed that all governmental, regulatory and other consents and approvals contemplated by the merger agreement would be obtained and that, in the course of obtaining any of those consents, no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the merger. Biosearch informed SG Cowen, and SG Cowen assumed, that the merger will constitute a tax-neutral transaction for Biosearch shareholders.

        SG Cowen's opinion does not constitute a recommendation to any shareholder as to how the shareholder should vote on the proposed merger. SG Cowen's opinion does not imply any conclusion as to the likely trading range for Versicor common stock following consummation of the merger or otherwise, which may vary depending on numerous factors that generally influence the price of securities. SG Cowen's opinion is limited to the fairness to the shareholders of Biosearch, from a financial point of view, of the exchange ratio paid in the merger. SG Cowen expresses no opinion as to the underlying business reasons that may support the decision of the Biosearch board to approve, or Biosearch's decision to consummate, the merger.

        The following is a summary of the principal financial analyses performed by SG Cowen to arrive at its opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. SG Cowen performed certain procedures, including each of the financial analyses described below, and reviewed with the management of Biosearch and Versicor the assumptions on which such analyses were based and other factors, including the historical and projected financial results of Biosearch and Versicor. No limitations were imposed by the Biosearch board with respect to the investigations made or procedures followed by SG Cowen in rendering its opinion.

  Analysis of Selected Acquisition Premiums

        SG Cowen reviewed the percentage premiums of the offer prices over the trading prices one trading day and four weeks prior to the announcement date of acquisition transactions in the biopharmaceutical industry, the health care industry and all industries announced in the previous year, and previous three years, ending July 26, 2002. There were seven, 10 and 43 transactions in the biopharmaceutical industry, health care industry and all industries, respectively, in the previous year ending July 26, 2002. There were 32, 41 and 278 transactions in the biopharmaceutical industry, health care industry and all industries, respectively, in the previous three years ending July 26, 2002.

        The following table presents the median and mean of the percentage premiums of the offer prices over the trading prices one day and four weeks prior to the announcement date for the biopharmaceutical industry transactions, the health care industry transactions and the all industry transactions announced in the previous year, and previous three years, ending July 26, 2002, and the premiums implied for Biosearch, based on the exchange ratio paid in the merger pursuant to the merger agreement. The information in the table for Versicor and Biosearch is based on the closing stock prices on July 26, 2002.

	Premiums Paid for:
							Premium Implied by the Exchange Ratio paid in the Merger
	Biopharmaceutical Industry Transactions		Health Care Industry Transactions		All Industry Transactions
Premiums Paid to Stock Price:
	Median	Mean	Median	Mean	Median	Mean
Previous One Year Ending July 26, 2002:
One day prior to announcement	29.2%	52.7%	30.2%	43.3%	28.0%	41.2%	28.6%
Four weeks prior to announcement	60.3	68.6	54.1	58.3	17.7	40.1	39.8
Previous Three Years Ending July 26, 2002:
One day prior to announcement	27.1%	33.7%	29.2%	32.8%	25.8%	31.3%	28.6%
Four weeks prior to announcement	49.2	53.9	52.7	53.9	36.8	44.5	39.8

  Analysis of Selected Transactions

        SG Cowen reviewed the financial terms, to the extent publicly available, of selected acquisition transactions in the biotechnology industry, which were announced or completed since June 11, 1999. These transactions were (listed as acquirer/target):

  •
  Johnson & Johnson/Tibotec-Virco NV

  •
  Schering AG/Collateral Therapeutics, Inc.

  •
  OSI Pharmaceuticals, Inc./Gilead Sciences, Inc. (Oncology Assets)

  •
  Exelixis, Inc./Genomica Corp.

  •
  Genzyme Corp./Novazyme Pharmaceuticals, Inc.

  •
  Sequenom, Inc./Gemini Genomics plc

  •
  Inhale Therapeutic Systems Inc./Shearwater Corp.

  •
  Vertex Pharmaceuticals Inc./Aurora Biosciences Corp.

  •
  Inhale Therapeutic Systems, Inc./Bradford Particle Design plc

  •
  Corixa Corp./Coulter Pharmaceutical Inc.

  •
  Amgen Inc./Kinetix Pharmaceuticals, Inc.

  •
  Human Genome Sciences Inc./Principia Pharmaceutical Corp.

  •
  Exelixis, Inc./Agritope, Inc.

  •
  Chiron Corp./Pathogenesis Corp.

  •
  Celgene Corp./Signal Pharmaceuticals, Inc.

  •
  Guilford Pharmaceuticals, Inc./Gliatech, Inc.

  •
  Creative BioMolecules, Inc./Ontogeny, Inc.

  •
  King Pharmaceuticals Inc./Medco Research Inc.

  •
  Millennium Pharmaceuticals, Inc./LeukoSite, Inc.

  •
  Schering AG/Diatide Inc.

  •
  Pharmacia & Upjohn Company/Sugen, Inc.

  •
  Celltech plc/Chiroscience Group plc

  •
  Solvay SA/Unimed Pharmaceuticals, Inc.

        SG Cowen reviewed the equity value of common stock plus total debt less cash and equivalents, which we refer to as enterprise value, paid in the biotechnology transactions as a multiple of revenue for the latest reported twelve months, which we refer to as LTM, transaction year, which we refer to as TY, and transaction year plus one year, which we refer to as TY+1.

        The following table presents, for the periods indicated, the multiples of enterprise value to LTM, TY and TY+1 revenue. The information in the table is based on the closing stock price of Versicor stock on July 26, 2002.

	Enterprise Value as a Multiple of Revenue in Biotechnology Industry Transactions
									Multiple Implied by the Exchange Ratio Paid in the Merger
Period
	Low		Median		Mean		High
LTM	6.30	x	8.71	x	16.05	x	35.33	x	14.75	x
TY	5.57		7.41		9.86		16.74		19.23
TY+1	4.08		5.91		13.99		48.50		10.57

        Although the biotechnology industry transactions were used for comparison purposes, none of those transactions is directly comparable to the merger, and none of the companies in those transactions is directly comparable to Biosearch or Versicor. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the acquisition value of such companies or Biosearch to which they are being compared.

  Analysis of Premiums Paid in Selected Transactions

        SG Cowen reviewed the percentage premiums of the offer prices over the trading prices one trading day and four weeks prior to the announcement date of the biotechnology industry transactions listed above.

        The following table presents the median and mean of the percentage premiums of the offer prices over the trading prices one day and four weeks prior to the announcement date for the biotechnology industry transactions, and the premiums implied for Biosearch, based on the exchange ratio paid in the merger pursuant to the merger agreement. The information in the table for Versicor and Biosearch is based on the closing stock prices on July 26, 2002.

	Premiums Paid for Biotechnology Transactions
			Premium Implied by the Exchange Ratio Paid in the Merger
	Median	Mean
Premiums Paid to Stock Price:
One day prior to announcement	34.2%	42.6%	28.6%
Four weeks prior to announcement	58.4	68.6	39.8

  Analysis of Selected Premiums in Merger-of-Equals Transactions

        SG Cowen reviewed the percentage premiums of the offer prices over the trading prices one trading day and four weeks prior to the announcement date of merger-of-equals transactions in the health care industry and all other industries announced since February 5, 1997, which included seven health care merger-of-equals transactions and 38 other merger-of-equals transactions.

        The following table presents the median and mean of the percentage premiums of the offer prices over the trading prices one day and four weeks prior to the announcement date for the health care merger-of-equals transactions, the all other merger-of-equals transactions and all of the merger-of-equals transactions announced since February 5, 1997, and the premiums implied for Biosearch, based on the exchange ratio paid in the merger pursuant to the merger agreement. The information in the table for Versicor and Biosearch is based on the closing stock prices on July 26, 2002.

	Premiums Paid for:
							Premium Implied by the Exchange Ratio Paid in the Merger
	Health Care Merger-of-Equals Transactions		Other Merger-of-Equals Transactions		All Merger-of-Equals Transactions
Premiums Paid to Stock Price:
	Median	Mean	Median	Mean	Median	Mean
One day prior to announcement	12.6%	13.1%	9.8%	16.7%	11.1%	16.2%	28.6%
Four weeks prior to announcement	19.3	17.1	14.0	21.3	16.0	20.7	39.8

  Analysis of Selected Publicly Traded Companies for Biosearch

        To provide contextual data and comparative market information, SG Cowen compared selected historical operating and financial data and multiples for Biosearch to the corresponding financial data and multiples of selected other companies, which we refer to as the selected Biosearch comparable companies, the securities of which are publicly traded and which SG Cowen believes have operating, market valuation and trading valuations similar to what might be expected of Biosearch. These companies were:

  •
  Cubist Pharmaceuticals Inc.

  •
  Kosan Biosciences Inc.

  •
  Triangle Pharmaceuticals, Inc.

  •
  Trimeris, Inc.

  •
  Versicor Inc.

  •
  Vertex Pharmaceuticals, Inc.

        The data and multiples included the enterprise value of the selected Biosearch comparable companies as multiples of LTM, expected calendar year 2002 and projected calendar years 2003-2005 revenue.

        The following table presents, for the periods indicated, the multiples of enterprise value to LTM, expected calendar year 2002 and projected calendar years 2003-2005 revenue. The information in the table is based on closing stock prices on July 26, 2002.

	Selected Biosearch Comparable Companies' Enterprise Value as a Multiple of Revenue
									Multiple Implied by the Exchange Ratio Paid in the Merger
Period
	Low		Median		Mean		High
Expected Calendar Year 2002	5.06	x	17.43	x	18.25	x	30.86	x	19.23	x
Projected Calendar Year 2003	2.17		6.99		8.72		18.90		10.57
Projected Calendar Year 2004	0.74		3.57		3.32		5.50		11.18
Projected Calendar Year 2005	0.44		2.29		2.07		3.09		2.53

        Although the selected Biosearch comparable companies were used for comparison purposes, none of those companies is directly comparable to Biosearch. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected Biosearch comparable companies and other factors that could affect the public trading value of the selected Biosearch comparable companies or Biosearch to which they are being compared.

  Analysis of Selected Publicly Traded Companies for Versicor

        To provide contextual data and comparative market information, SG Cowen compared selected historical operating and financial data and multiples for Versicor to the corresponding financial data and multiples of selected other companies, which we refer to as the selected Versicor comparable companies, the securities of which are publicly traded and which SG Cowen believes have operating, market valuation and trading valuations similar to what might be expected of Versicor. These companies were:

  •
  Biosearch

  •
  Cubist Pharmaceuticals Inc.

  •
  Kosan Biosciences Inc.

  •
  Triangle Pharmaceuticals, Inc.

  •
  Trimeris, Inc.

  •
  Vertex Pharmaceuticals, Inc.

        The data and multiples included the enterprise value of the selected Versicor comparable companies as multiples of LTM, expected calendar year 2002 and projected calendar years 2003-2005 revenue.

        The following table presents, for the periods indicated, the multiples of enterprise value to LTM, expected calendar year 2002 and projected calendar years 2003-2005 revenue. The information in the table is based on closing stock prices on July 26, 2002.

	Selected Versicor Comparable Companies' Enterprise Value as a Multiple of Revenue
Period									Versicor Multiple
	Low		Median		Mean		High
Expected Calendar Year 2002	5.06	x	16.57	x	13.83	x	21.32	x	30.86	x
Projected Calendar Year 2003	2.17		6.99		7.14		14.06		18.90
Projected Calendar Year 2004	0.74		3.68		3.36		5.50		3.55
Projected Calendar Year 2005	0.44		2.32		2.08		3.09		1.80

        Although the selected Versicor comparable companies were used for comparison purposes, none of those companies is directly comparable to Versicor. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected Versicor comparable companies and other factors that could affect the public trading value of the selected Versicor comparable companies or Versicor to which they are being compared.

  Historical Exchange Ratio Analysis

        SG Cowen analyzed the ratios of the closing prices of Biosearch common stock to those of Versicor common stock over various periods ended July 26, 2002. The table below illustrates the ratios for those periods and the percentage premium or discount to the offer price in the merger to the historical exchange ratios.

Period	Exchange Ratio		Percentage Premium/(Discount) to the Exchange Ratio
Latest twelve months average	0.97	x	82.1%
Latest six months average	0.98		80.4
Latest three months average	1.09		62.0
Latest one month average	1.17		51.3
Twelve months prior	1.26		40.3
Six months prior	0.82		116.4
Three months prior	1.27		39.0
One month prior	1.00		76.3
Low (latest twelve months)	0.55		220.7
High (latest twelve months)	1.42		24.5
Current	1.38		28.6
Exchange ratio for Biosearch	1.77		NA

  Stock Trading History

        To provide contextual data and comparative market data, SG Cowen reviewed the historical market prices of Biosearch common stock for the 12 month period ended July 26, 2002. SG Cowen noted that over the indicated period the high and low prices for shares of Biosearch common stock were €19.55 and €8.02, respectively.

        SG Cowen also reviewed the historical market prices of Versicor common stock for the 12 month period ended July 26, 2002. SG Cowen noted that over the indicated period the high and low prices for shares of Versicor common stock were $24.16 and $9.65, respectively.

  Contribution Analysis

        SG Cowen analyzed the respective contributions of expected calendar year 2002 and projected calendar years 2003-2010 revenue, research and development, earnings before interest, taxes, depreciation and amortization, earnings before interest and taxes, which we refer to as EBIT, and net income of Biosearch and Versicor to the combined company, based upon the Biosearch forecasts and the Versicor forecasts.

  Pro Forma Ownership Analysis

        SG Cowen analyzed the pro forma ownership in the combined company by the holders of Biosearch and noted that holders of Biosearch common stock would own approximately 45.0% of the combined company.

  Discounted Cash Flow Analysis for Biosearch

        SG Cowen estimated a range of values for Biosearch common stock based upon the discounted present value of the projected after-tax cash flows of Biosearch described in the Biosearch forecasts for the fiscal years ended December 31, 2002 through December 31, 2010, and of the terminal value of Biosearch at December 31, 2010, based upon the perpetuity growth method. After-tax cash flow was calculated by taking projected EBIT and subtracting from this amount projected cash taxes, capital expenditures and changes in working capital and adding back projected depreciation and amortization. This analysis was based upon certain assumptions described by, projections supplied by and discussions held with the management of Biosearch. In performing this analysis, SG Cowen used discount rates ranging from 25.0% to 30.0% and used perpetual growth rates ranging from negative 3.0% to 3.0%.

        Using this methodology, the per share equity value of Biosearch ranged from $21.96 to $31.39 per share, based on the Biosearch forecasts.

  Discounted Cash Flow Analysis for Versicor

        SG Cowen estimated a range of values for Versicor common stock based upon the discounted present value of the projected after-tax cash flows of Versicor described in the Versicor forecasts for the fiscal years ended December 31, 2002 through December 31, 2010, and of the terminal value of Versicor at December 31, 2010, based upon multiples of earnings before interest, after taxes, which we refer to as EBIAT. After-tax cash flow was calculated by taking projected EBIT and subtracting from this amount projected cash taxes, capital expenditures and changes in working capital, and adding back projected depreciation and amortization. This analysis was based upon certain assumptions described by, projections supplied by and discussions held with the management of Versicor. In performing this analysis, SG Cowen used discount rates ranging from 25.0% to 30.0% and used terminal multiples of EBIAT ranging from 15.0 times to 19.0 times.

        Using this methodology, the per share equity value, as of the date of this analysis, of Versicor ranged from $11.09 to $16.57 per share, based on the Versicor forecasts.

        The summary set forth above does not purport to be a complete description of all the analyses performed by SG Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. SG Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, SG Cowen believes, and has advised the Biosearch board, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, SG Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Biosearch and Versicor. These analyses performed by SG Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, the analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Biosearch, Versicor, SG Cowen or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by SG Cowen and its opinion were among several factors taken into consideration by the Biosearch board in making its decision to enter into the merger agreement and should not be considered as determinative of such decision.

        SG Cowen was selected by the Biosearch board to render an opinion to the Biosearch board because SG Cowen is an internationally recognized investment banking firm and because, as part of its investment banking business, SG Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. SG Cowen is providing financial services for Biosearch for which it will receive customary fees. In addition, in the ordinary course of its business, SG Cowen and its affiliates trade the equity securities of Biosearch and Versicor for their own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. SG Cowen and its affiliates in the ordinary course of business have from time to time provided, and in the future may continue to provide, commercial and investment banking services to Biosearch, including serving as a financial advisor on potential acquisitions and as an underwriter on equity offerings, and have received and may in the future receive fees for the rendering of such services. In particular, in July 2000, SG Cowen acted as lead manager of Biosearch's initial public offering.

        Pursuant to the SG Cowen engagement letter, if the merger is consummated, SG Cowen will be entitled to receive a customary transaction fee. Biosearch has also agreed to pay a customary fee to SG Cowen for rendering its opinion, which fee shall be credited against any transaction fee paid. Additionally, Biosearch has agreed to reimburse SG Cowen for its out-of-pocket expenses, including attorneys' fees, and has agreed to indemnify SG Cowen against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with SG Cowen, which are customary in transactions of this nature, were negotiated at arm's length between Biosearch and SG Cowen, and the Biosearch board was aware of the arrangement, including the fact that a significant portion of the fee payable to SG Cowen is contingent upon the completion of the merger.

Summary of Material Terms of Voting Agreements

        Approximately 5.5% of Versicor's outstanding common shares and 27.69% of Biosearch's outstanding ordinary shares are subject to voting agreements in which the holders of the shares agree to vote their shares in favor of the merger, as described below.

  Versicor Stockholder Voting Agreements

        In connection with the execution and delivery of the merger agreement, Biosearch entered into a Versicor stockholder voting agreement dated as of the date of the merger agreement with each of the following Versicor stockholders: Mr. George F. Horner III; and HealthCare Ventures V, L.P. The following summary describes certain material provisions of the Versicor stockholder voting agreements. A complete copy of the form of the Versicor stockholder voting agreements is attached to the merger agreement, which is attached to this proxy statement/prospectus as Appendix A.

        Transfer and Voting of Shares.    Under the Versicor stockholder voting agreements, the Versicor stockholders agreed that, except as contemplated by the Versicor stockholders agreements, they will not transfer, enter into any agreement or understanding to transfer, or deposit into a voting trust or any similar arrangement any of the shares of Versicor common stock owned by them and subject to the Versicor stockholder voting agreements (as listed in Schedule I to each Versicor stockholder voting agreement and totaling 1,460,369 shares of Versicor common stock). These restrictions on transfer terminate upon Versicor stockholder approval of both the merger and the amendment to the 2001 Stock Option Plan.

        Agreement to Vote Shares; Grant of Irrevocable Proxy.    Under the Versicor stockholder voting agreements, the Versicor stockholders agreed to vote all of the shares of Versicor common stock owned by them and subject to the Versicor stockholder voting agreements, as follows:

  •
  in favor of the merger, the merger agreement and each of the transactions contemplated thereby; and

  •
  against the following actions, to the extent that such actions require the approval of Versicor stockholders or in relation to which such approval is sought:

  •
  any alternative transaction (as defined in the merger agreement);

  •
  a reorganization, recapitalization, dissolution or liquidation of Versicor; and

    •
    any change in the present capitalization of Versicor or any amendment of the certificate of incorporation or similar governing document of Versicor, or any other change in the corporate structure or business of Versicor; or

    •
    any other action which, is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the completion of the merger.

        Furthermore, each Versicor stockholders agreed to grant Biosearch an irrevocable proxy to vote the Versicor stockholder's shares of Versicor common stock accordingly.

        Termination.    The Versicor stockholder voting agreements will terminate upon the earlier of the date of termination of the merger agreement or the date of the completion of the merger.

  Biosearch Shareholder Voting Agreements

        In connection with the execution and delivery of the merger agreement, Versicor entered into a Biosearch shareholder voting agreement dated as of the date of the merger agreement with the following Biosearch shareholders: Dr. Francesco Parenti; Dr. Claudio Quarta; and the 3i Group plc. The following summary describes certain material provisions of the Biosearch shareholder voting agreements. Subject to differences noted below with respect to the Biosearch shareholder voting agreement entered into by the 3i Group plc, a complete copy of the form of the Biosearch shareholder voting agreements is attached to the merger agreement, which is attached to this proxy statement/prospectus as Appendix A.

        Transfer and Voting of Shares.    Under the Biosearch shareholder voting agreements, the Biosearch shareholders agreed that, except as contemplated by the Biosearch shareholders agreements, they will not transfer, enter into any agreement or undertake to transfer, or deposit into a voting trust or any similar arrangement:

  •
  in the case of Drs. Quarta and Parenti, any of the ordinary shares of Biosearch owned by them on the date of each of their Biosearch shareholder voting agreements (as listed in Schedule I to each agreement and totaling 2,020,453 ordinary shares of Biosearch); and

  •
  in the case of the 3i Group plc, 808,145 ordinary shares of Biosearch (which represents approximately 60% of the ordinary shares of Biosearch held by the 3i Group plc on the date of its Biosearch shareholder voting agreement).

These restrictions on transfer terminate upon receipt of Biosearch shareholder approval of the merger.

        Agreement to Vote Shares; Grant of Irrevocable Proxy.    Under the Biosearch shareholder voting agreements, the Biosearch shareholders agreed to vote all of the shares of the Biosearch ordinary shares held by them on the date of the Biosearch shareholder meeting (or any postponement or adjournment thereof) as follows:

  •
  in favor of the merger, the merger agreement and each of the transactions contemplated thereby; and

  •
  against the following actions, to the extent that such actions require the approval of Biosearch shareholders or in relation to which such approval is sought:

  •
  any alternative transaction (as defined in the merger agreement);

  •
  a reorganization, recapitalization, dissolution or liquidation of Biosearch and

  •
  any change in the present capitalization of Biosearch or any amendment of the articles of association or similar governing document of Biosearch, or any other change in the corporate structure or business of Biosearch; or

  •
  any other action which, is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the completion of the merger, except that the 3i Group plc is not obligated to vote against any actions whereby the Biosearch shareholders would receive cash for their ordinary shares of Biosearch.

        Furthermore, under the Biosearch voting agreements, each Biosearch shareholder agreed to grant Versicor an irrevocable proxy to vote the shareholder's ordinary shares of Biosearch accordingly.

        Termination.    The Biosearch shareholder voting agreements with Drs. Parenti and Quarta will terminate upon the earlier of the date of termination of the merger agreement or the date of the completion of the merger. The Biosearch shareholder voting agreement with 3i Group plc will terminate upon the earlier of:

  •
  the announcement of the termination of the merger;
  •
  the occurrence of the Biosearch shareholders special meeting to consider the merger; or
  •
  February 28, 2003.

Interests of Certain Persons in the Merger

        Our chief executive officer, George F. Horner III, also serves on our board of directors. In connection with the merger, Mr. Horner will relocate (together with Versicor's executive management team), from California to Pennsylvania. We employ Mr. Horner under a written employment agreement. Mr. Horner's employment agreement provides that if within two years after a change in our control occurs we terminate Mr. Horner without cause or he resigns for good reason (including being asked to relocate his or her place of employment by more than 50 miles), then we are required to make a payment to Mr. Horner equal to two times the sum of his annual base salary then being paid or his highest annual base salary for any one of the prior two years, plus the largest amount of bonuses he received during any one calendar year. However, the proposed merger with Biosearch does not constitute a "change in control" under Mr. Horner's employment agreement and, thus, his relocation in connection with the merger will not give rise to any such special payments.

        Dr. Francesco Parenti, Dr. Claudio Quarta, Dr. Ubaldo Livolsi, Mr. Constantino Ambrosio and Mr. Rino De Maria all serve on the board of directors of Biosearch. Biosearch has granted 50,000 stock options to Mr. Ambrosio, 10,000 stock options to Dr. Livolsi and 5,000 stock options to Mr. De Maria, each with an exercise price equal to the greater of the fair market value of the shares on the date of grant and the market price of the shares at the date of the shareholders meeting which approved the stock option plan. These options will be replaced with Versicor stock options in connection with the merger upon the terms described in "The Agreement and Plan of Merger—Conversion of Biosearch Shares in the Merger." In addition, in connection with the merger, we entered into employment agreements with each of Dr. Parenti and Dr. Quarta and an independent consultant agreement with Mr. Ambrosio providing for annual salaries and other benefits, as described in "Management of the Combined Company after the Merger—Employment Agreements with our Executives Located in Italy." These agreements also provide for additional option grants as described in "Proposal to Amend Versicor's 2001 Stock Option Plan." These agreements are filed with the SEC as exhibits to our merger registration statement on Form S-4.

        An expectation of receiving the above benefits might have influenced the above directors to support the merger.

Accounting Treatment

  U.S. Accounting Treatment

        Versicor will account for the merger under the purchase method. Accordingly, Versicor will reflect Biosearch's results of operations in Versicor's consolidated results for periods from the date that the merger is completed. In addition, Versicor will allocate the aggregate purchase price of the acquisition (including the value of the Versicor common stock issued, and equivalent stock options assumed by Versicor, as well as direct costs of the acquisition) based upon the fair values of the assets acquired and liabilities assumed. Any excess purchase price will be recorded as goodwill. Under current generally accepted accounting principles in the United States, goodwill is no longer being amortized but instead must be capitalized and reviewed periodically for impairment.

Regulatory Approvals

  U.S. Antitrust Regulatory Approvals

        Prior to completion of the merger, Versicor and Biosearch may be required to give notification of the merger and furnish information to the U.S. Federal Trade Commission and the Antitrust Division of the United States Department of Justice and observe a statutory waiting period requirement. If such notification by the parties is required, at any time before or after the effective time of the merger, and notwithstanding that the waiting period has terminated or the merger may have been completed, the U.S. Federal Trade Commission, the Antitrust Division or any state within the United States could take any action under the applicable antitrust or competition laws as it deems necessary or desirable. This action could include seeking to enjoin the completion of the merger. Private parties may also institute legal actions under the antitrust laws under some circumstances.

  Italian or European Union Antitrust Regulatory Approvals

        Versicor and Biosearch may be required to provide notice of the merger to either the European Commission, which we call the Commission, or the Italian Antitrust Authority, which we call the IAA, depending on their net revenues worldwide, within the European Union and within Italy.

        If notification of the merger is required under the European Union rules, notice of the merger must be provided to the Commission within seven days after the party's board of directors approves the merger. Within one month after providing the notice, the Commission must make a formal determination whether to (i) approve the merger, or (ii) investigate further, in which case the Commission has four additional months to complete its investigation and issue a final decision. If notification of the merger is required under the European Union rules, the merger may not be implemented prior to providing the notice and receiving approval from the Commission (unless, in certain instances, an exception is granted).

        If notification of the merger is not required under the European Union rules, notification may be required under Italian law. If so, notice of the merger must be provided to the IAA before the completion of the merger by the parties. Within thirty days after providing the notice, the IAA must make a formal determination whether to (i) approve the merger, or (ii) investigate further, in which case the IAA has generally an additional 45 days to complete its investigation and issue a final decision. Pending IAA approval, implementation of the merger need not be suspended. However, if the IAA finds that the merger raises serious competition concerns, then the IAA may require the parties to undertake any action that it considers appropriate in order to restore conditions of effective competition.

Appraisal or Dissenters' Rights; Rescission Rights

        While Versicor's stockholders will not be entitled to appraisal or dissenters' rights in connection with the merger under Delaware law, Italian law provides Biosearch shareholders with specified rescission rights. Under Italian law, shareholders of Italian joint stock companies are entitled to exercise rescission rights whenever a resolution is adopted at a special meeting of shareholders with respect to:

  •
  a change in the business purpose of the company;
  •
  a change in the legal form of the company;
  •
  a transfer of the headquarters of the company outside of Italy; or

  •
  a merger in which the shareholders of the company receives shares which are not listed on a national regulated stock market in Italy.

Because the headquarters of the combined company will be located in the United States, Biosearch shareholders that do not vote in favor of the merger are entitled to exercise rescission rights in connection with the merger by giving notice to Biosearch within a specified time period after the Biosearch shareholders are asked to approve the merger. For Biosearch shareholders that attend the Biosearch special meeting, this time period ends three days after the Biosearch special meeting at which shareholders are asked to approve the transaction. For Biosearch shareholders that do not attend the Biosearch special meeting in person, this time period ends 15 days after the resolution by the Biosearch shareholders approving the merger is filed with the Register of Enterprises in Milan, Italy.

        At the effective time of the merger, those Biosearch shareholders that have exercised their rescission rights are entitled to receive a cash payment for their Biosearch ordinary shares. The amount of this cash payment is determined by averaging the closing price for a Biosearch ordinary share on the Nuovo Mercato over the six months prior to the date of the Biosearch shareholders' approval of the merger. However, the merger agreement provides that Versicor shall not be obligated to consummate the merger if the aggregate amount to be paid to dissenting Biosearch shareholders equals or exceeds $25 million. As a closing condition, this requirement may be waived with the consent of both Versicor and Biosearch.

Listing on Nuovo Mercato

        As a condition to the completion of the merger, Versicor common stock must be approved for listing on the Nuovo Mercato. As a closing condition, this requirement may be waived with the consent of both Versicor and Biosearch.

U.S. Federal Securities Law Consequences; Resale Restrictions

        The shares of Versicor common stock to be issued in the merger will be registered under the Securities Act. These shares will be freely transferable under the Securities Act, except for Versicor common stock issued to any person who is deemed to be an affiliate of Biosearch or Versicor. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with Biosearch and include Biosearch's officers and directors, as well as its principal shareholders. Biosearch's affiliates may not sell their Versicor common stock acquired in the merger, except pursuant to:

  •
  an effective registration statement under the Securities Act covering the resale of those shares;
  •
  an exemption under paragraph (d) of Rule 145 under the Securities Act; or
  •
  any other applicable exemption under (or in a transaction not subject to) the Securities Act.

Material U.S. Federal Income Tax Considerations

        The following discussion summarizes the material U.S. federal income tax consequences of the merger. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, existing Treasury regulations and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to Versicor, Biosearch or the Biosearch shareholders.

        The following discussion does not address the tax consequences of the merger under foreign, state or local tax laws, tax consequences of transactions effectuated before, after or concurrently with the merger (whether or not any such transactions are undertaken in connection with the merger), or tax consequences to holders of options, warrants or similar rights to acquire Biosearch capital stock. In addition, this discussion does not address all U.S. federal income tax considerations that may be relevant to particular Biosearch shareholders that are subject to special rules or that may be important in light of such shareholders' individual circumstances, such as shareholders who:

  •
  are dealers in securities or foreign currency;
  •
  are subject to the alternative minimum tax provisions of the Internal Revenue Code;
  •
  are Foreign persons, as defined below;
  •
  are financial institutions or insurance companies;
  •
  are tax-exempt organizations;
  •
  do not hold their Biosearch ordinary shares as capital assets;
  •
  acquired their shares in connection with any stock option or stock purchase plans or in other compensatory transactions; or
  •
  hold Biosearch ordinary shares as part of an integrated investment, including a "straddle" or "conversion" transaction, pledge against currency risk, or constructive sale, comprised of shares of Biosearch ordinary shares and one or more other positions.

        Biosearch shareholders are urged to consult their own tax advisors as to the specific tax consequences of the merger, including the applicable U.S. federal, state, local and foreign tax consequences of the merger.

        For purposes of this summary, "U.S. person" means (a) a citizen or resident of the United States, (b) a corporation, partnership, or other entity created or organized in or under the laws of the U.S., or any political subdivision thereof, (c) an estate, the income of which is subject to U.S. income taxation regardless of its source, and (d) a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons has the authority to control all substantial decisions of the trust, and "Foreign person" means any person not a U.S. person as defined herein.

        Completion of the merger is conditioned upon receipt by Versicor of a tax opinion from its counsel, O'Melveny & Myers LLP. The tax opinion will be subject to certain assumptions, limitations and qualifications, and will be based upon representations received from Versicor to support the opinion, and in other documents related to Versicor. O'Melveny & Myers LLP has also provided a written tax opinion to Versicor, which has been filed with the SEC as an exhibit to Versicor's registration statement on Form S-4. These opinions to Versicor provide that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. As a result of such treatment, neither Versicor nor the Versicor stockholders should recognize gain or loss solely as a result of the merger. The U.S. federal income tax consequences to the Biosearch shareholders and to other recipients of Versicor common stock are as follows:

        (1)  A Biosearch shareholder who is a U.S. person and who holds Biosearch ordinary shares with a fair market value of less than $50,000 on the date of the merger will generally experience the following material U.S. federal income tax consequences:

  •
  these Biosearch shareholders will not recognize any gain or loss solely upon receipt in the merger of Versicor common stock in exchange for Biosearch ordinary shares, except to the extent of cash received in lieu of fractional shares of Versicor common stock;
  •
  the aggregate tax basis of Versicor common stock received by a Biosearch shareholder in the merger, including any fractional shares of Versicor common stock not actually received, will be the same as the aggregate tax basis of the surrendered Biosearch ordinary shares;
  •
  the holding period for Versicor common stock received by a Biosearch shareholder in the merger will include the period for which the surrendered Biosearch ordinary shares was considered to be held;

  •
  cash payments received by a Biosearch shareholder in lieu of fractional shares of Versicor common stock will be treated as if fractional shares of Versicor common stock had been issued in the merger and then redeemed by Versicor—a Biosearch shareholder receiving cash in lieu of a fractional share will recognize gain or loss with respect to such payment measured by the difference, if any, between the amount of cash received and the tax basis in the fractional share; and
  •
  a Biosearch shareholder who exercises dissenters' rights will generally recognize gain or loss for U.S. federal income tax purposes, measured by the difference between the amount of cash received and the holder's aggregate tax basis in such shares.

        (2)  Biosearch shareholders who are U.S. persons and who hold Biosearch stock with a fair market value of $50,000 or more on the date of the merger will generally experience the following material U.S. federal income tax consequences:

  •
  these Biosearch shareholders will recognize gain, but not loss, upon receipt in the merger of Versicor common stock in exchange for Biosearch ordinary shares in an amount equal to the excess of the fair market value of the consideration received by each shareholder and each shareholder's aggregate tax basis in the Biosearch ordinary shares surrendered; provided, however, that each shareholder may instead elect to include in income as a deemed dividend the all earnings and profits amount, as defined in U.S. Treasury regulations, allocable to its shares in Biosearch;
  •
  the aggregate tax basis in the Versicor common stock received by a Biosearch shareholder who recognizes gain will equal its fair market value as of the date the merger is completed and each shareholder's holding period for his or her Versicor common stock will begin the day after the merger; and
  •
  the aggregate tax basis in the Versicor common stock received by a Biosearch shareholder who makes an election to include the all earnings and profit amount in income as a deemed dividend will equal the shareholder's prior basis in the Biosearch ordinary shares plus the amount taken into account as a dividend and the shareholder's holding period for his or her Versicor common stock will include the period for which the surrendered Biosearch ordinary shares was considered to be held.

        The U.S. federal income tax consequences of the merger to a Biosearch shareholder whose Biosearch ordinary shares are worth $50,000 or more are complicated and these shareholders should consult their tax advisors as to their specific tax consequences as a result of the merger.

        (3)  A recipient of shares of Versicor common stock could recognize gain to the extent that those shares were considered to be received in exchange for services or property other than solely Biosearch ordinary shares. All or a portion of the gain may be taxable as ordinary income. A Biosearch shareholder could be required to recognize gain to the extent that the shareholder was treated as receiving, directly or indirectly, consideration other than Versicor common stock in exchange for Biosearch ordinary shares.

        Versicor and Biosearch will not request a ruling from the U.S. Internal Revenue Service, or the IRS, in connection with the merger, and the tax opinion from O'Melveny & Myers LLP will not be binding upon the IRS. The IRS is therefore not precluded from successfully asserting a contrary position. A successful IRS challenge to the reorganization status of the merger as a result of a failure to meet any of the requirements of a reorganization would result in all of the Biosearch shareholders who are U.S. persons recognizing taxable gain or loss with respect to each Biosearch ordinary share surrendered equal to the difference between their bases in such shares and the fair market value, as of the date the merger is completed, of the Versicor common stock received in the merger. In such event, a shareholder's aggregate tax basis in the Versicor common stock so received would equal its fair market value as of the date the merger is completed and the shareholder's holding period for such stock would begin the day after the merger.

        Specified non-corporate Biosearch shareholders may be subject to backup withholding on cash payments received in connection with the merger. Backup withholding will not apply, however, to a Biosearch shareholder who:

  •
  furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on the substitute Form W-9 or successor form;
  •
  provides a certification of foreign status on Form W-8 BEN or successor form; or
  •
  is otherwise exempt from backup withholding.

Biosearch shareholders will be required to attach a statement containing specified information required by the IRS concerning their participation as a shareholder in the merger to their U.S. federal income tax returns for the taxable year in which the merger occurs. Biosearch shareholders are urged to consult their own tax advisors regarding any information reporting and backup withholding requirements.

Material Italian Tax Considerations

        The following is a general summary that does not discuss every aspect of Italian taxation that may be relevant to you in connection with the merger. This summary also assumes that Versicor and Biosearch would be considered residents for tax purposes of the United States and of the Republic of Italy and that they are organized and that their business will be conducted in the manner outlined in this proxy statement/prospectus. Changes in the tax residence or organizational structure of Versicor or Biosearch or the manner in which they conduct their business may invalidate this summary.

        The statements below regarding Italian taxation are based on the laws in force in the Republic of Italy as of the date of this proxy statement/prospectus and are subject to any changes in law occurring after such date, which changes could be made on a retroactive basis. We will not update this summary to reflect changes in law and if such a change occurs the information in this summary could become invalid.

        Stockholders of Versicor and shareholders of Biosearch are advised to consult their own tax advisors concerning the overall tax consequences of the merger.

  The Merger

        In connection with the merger, a favorable tax ruling has been received from the Italian tax authorities regarding the tax-neutrality for Biosearch of the merger for Italian income tax purposes.

  Tax Consequences for Biosearch and Versicor

        Based in part on the favorable tax ruling, the merger of Biosearch with and into Versicor will not trigger any taxable event for Biosearch for Italian income tax purposes, such that no capital gains and/or capital losses will be deemed to have resulted from the transaction by Biosearch.

        Following completion of the merger, Biosearch will cease to exist and all the assets of Biosearch will become assets belonging to an existing branch of Versicor located in Italy, which branch will qualify as a permanent establishment of Versicor in Italy under the Italian Income Tax Code, or ITC, and the reciprocal tax treaty of the United States and Italy. The assets of the Italian branch of Versicor will be deemed to have the same tax basis as when they belonged to Biosearch prior to the merger; any gains or losses resulting from the disposition of such assets would be taxable to the branch. Shortly after the completion of the merger, all assets belonging to the Italian branch of Versicor will be contributed to a newly-formed subsidiary of Versicor in the form of an Italian limited liability company, in exchange for the entire equity capital of such Italian subsidiary. All of those equity securities will be held by the

Italian branch of Versicor. Subject to certain conditions, the contribution will be tax neutral to Versicor for Italian income tax purposes.

  Tax Consequences for the Shareholders of Biosearch

        The merger of Biosearch with and into Versicor will not trigger any taxable event for Italian income tax purposes for the shareholders of Biosearch who are resident in Italy for tax purposes. The Versicor common stock received by each of such Biosearch shareholders at the effective time of the merger would be deemed as having the same aggregate tax basis as the Biosearch ordinary shares held by such shareholders prior to the merger.

        The merger of Biosearch with and into Versicor may, however, trigger a taxable event for Italian income tax purposes for the shareholders of Biosearch who are resident outside of Italy for tax purposes. In particular, non-resident shareholders may be subject to tax in Italy on any deemed capital gain, equal to the difference between the fair market value of the Versicor common stock received by any such shareholder at the effective time of the merger and the tax basis of the shareholder's Biosearch ordinary shares cancelled by operation of the merger. This capital gain would not, however, be taxable in the following cases:

  •
  if the non-resident shareholder (i) never owned Biosearch ordinary shares representing more than 2% of the voting rights in the Biosearch ordinary shareholders' meeting or more than 5% of the Biosearch stated capital, and (ii) did not and will not dispose of Biosearch ordinary shares representing in the aggregate (i.e., including the Biosearch ordinary shares cancelled by operation of the merger) more than either of the above thresholds in any twelve-month period prior to or after the effective time of the merger; or
  •
  if the non-resident shareholder is entitled to the benefits of a reciprocal tax treaty entered into by Italy and his/her/its country of residence providing for the taxation of capital gains on stock exclusively in the shareholder's country of residence, and all of the requirements and procedures established by the applicable reciprocal tax treaty are complied with.

        Since no fractional shares will be issued by Versicor to Biosearch shareholders in connection with the merger, Biosearch shareholders will be entitled, through a qualified intermediary duly appointed for the purpose, to purchase or sell, at the Biosearch ordinary share price listed on the Nuovo Mercato on the relevant day of trading, a minimum number of Biosearch ordinary shares necessary to achieve a whole number of Versicor shares. Any capital gain realized by Biosearch shareholders upon the sale of these shares would in principle be subject to tax in Italy. The relevant capital gain would be represented by the difference between the sale price and tax basis of the Biosearch ordinary shares sold. The applicable tax regime would depend upon the residency for tax purposes and the status of the Biosearch shareholder.

        Under Italian law, Biosearch shareholders who abstain from the vote or dissent to the merger are entitled to exercise a withdrawal right. In such case, the redemption price of each of their Biosearch ordinary shares, to be paid at the effective time of the merger, shall be equal to the average closing sales price of one Biosearch ordinary share listed on the Nuovo Mercato during the six-month period prior to the date of the special shareholders' meeting at which the merger is approved by the Biosearch shareholders. Biosearch shareholders redeeming shares will in principle be subject to tax in Italy on any profits derived from the redemption, which profits will be deemed equal to the difference between the redemption price and the tax basis of their Biosearch ordinary shares. The applicable tax regime would depend upon the residency for tax purposes and the status of the Biosearch shareholder.

THE AGREEMENT AND PLAN OF MERGER

        In this proxy statement/prospectus, we refer to the agreement and plan of merger, as amended, as the merger agreement. The material provisions of the merger agreement are described below. We have attached a copy of the merger agreement as Appendix A to this proxy statement/prospectus and we hereby incorporate the merger agreement into this proxy statement/prospectus by reference. The summary of the merger agreement we provide below is qualified in its entirety by reference to the merger agreement. We encourage you to read carefully the merger agreement in its entirety for a more complete understanding of the merger agreement.

Structure of the Merger

        The parties have agreed that at the effective time of the merger, Biosearch will merge with and into Versicor. Following the merger, Biosearch's separate corporate existence will cease and Versicor will continue as the surviving corporation and will assume all of the rights and obligations as well as the assets and liabilities of Biosearch while retaining those of Versicor. Shortly after the completion of the merger, all assets belonging to the Italian branch of Versicor will be contributed to a subsidiary of Versicor, newly formed as an Italian limited liability company, and Versicor will own the entire equity capital of such Italian subsidiary.

Effective Time of the Merger

        The merger will close at a date and time to be specified by the parties, not later than the second business day after the satisfaction or waiver of the last of the conditions to the merger. The merger will become effective when the parties file a certificate of merger with the Secretary of State of Delaware and a deed of merger with the Companies' Register in Milan, Italy, or alternatively, at any later time as the parties specify in the certificate of merger, the deed of merger or other appropriate documents. The companies expect such documents to specify that the merger will become effective immediately prior to the date that Versicor common stock commences trading on the Nuovo Mercato.

Conversion of Biosearch Shares in the Merger

        Each Biosearch ordinary share issued and outstanding as of the effective time of the merger, other than those Biosearch ordinary shares held by Versicor or Biosearch, will be converted into the right to receive 1.77 shares of Versicor common stock (including, with respect to each whole share of Versicor common stock, the associated preferred stock right described in the section entitled "Comparison of Rights of Versicor Stockholders and Biosearch Shareholders—Rights Plan"). Any Biosearch ordinary shares held by Versicor or Biosearch and all Versicor common shares held by Biosearch will be canceled at the effective time and no Versicor common stock or other consideration will be delivered in exchange for such canceled shares.

        No fractional shares of Versicor common stock will be issued in the merger. Instead of issuing fractional shares to Biosearch's shareholders, Biosearch shall be entitled to purchase and/or sell a minimum number of Biosearch ordinary shares, at the price recorded on the Nuovo Mercato on the day when the sale or purchase is carried out, for the purpose of achieving a whole number of Versicor common stock.

        The merger agreement provides that each holder of a Biosearch stock option that is outstanding immediately prior to the closing of the merger has two choices as described below:

  •
  First, a Biosearch option holder may consent to the termination of his Biosearch options. In that case, upon completion of the merger, the holder will be entitled to receive an option under our 2002 Stock Option Plan (or in the discretion of our board of directors, our 2001 Stock Option Plan). The number of Versicor shares subject to each new option will equal the number of

    Biosearch ordinary shares subject to the holder's terminated Biosearch option multiplied by 1.77. The per share exercise price of the new option will equal the greater of (i) the closing price for a share of Versicor common stock on the Nasdaq National Market on the closing of the merger, and (ii) the average of the closing prices for a share of our common stock on the Nasdaq National Market for each trading day during the one-month period immediately preceding the effective time of the merger. Each new option will be subject to a new four-year vesting schedule regardless of the vesting schedule of the predecessor Biosearch option.

  •
  Alternatively, a Biosearch option holder may take no action, in which case the holder's Biosearch option will be assumed by us and will become an option to acquire shares of our common stock at the effective time of the merger. The number of shares of our common stock that will be subject to each assumed option will equal the number of Biosearch ordinary shares subject to the option immediately prior to the effective time of the merger multiplied by 1.77. The per share exercise price of each assumed option will equal the exercise price of the Biosearch option divided by 1.77, and that amount will be converted from euros into U.S. dollars.

Rescission Shares

        The merger agreement provides that if the merger is completed, Biosearch ordinary shares outstanding immediately prior to the effective time and held by a holder who has exercised and perfected his rescission rights in accordance with Italian law and who does not subsequently withdraw such exercise or abandon such right will not be converted into or exchanged for the right to receive Versicor common stock, but instead, effective as of the effective time or at any other time determined by Biosearch and Versicor in accordance with applicable laws, the holders of such rescission shares will be entitled to receive an amount of cash per Biosearch ordinary share equal to the average closing sales price of one Biosearch ordinary share on the Nuovo Mercato during the six-month period prior to the date of the special shareholders' meeting at which the merger is approved by the Biosearch shareholders. The procedures that Biosearch shareholders must follow to perfect their rescission rights under Italian law are described in "The Merger—Appraisal or Dissenters' Rights; Rescission Rights."

Exchange Procedures

        As soon as reasonably practicable after the completion of the merger, (i) Versicor will deposit with [            ], the exchange agent for the merger, in escrow for the benefit of the holders of Biosearch ordinary shares converted in the merger, a book-entry position representing the shares of Versicor common stock issuable pursuant to the merger agreement, and (ii) the exchange of Biosearch ordinary shares for Versicor common stock will be carried out through the centralized depositary system managed by Monte Titoli and in accordance with the applicable provisions of Italian law by means of book-entry changes, in which book-entry positions previously representing Biosearch ordinary shares will be exchanged for book-entry positions representing whole shares of Versicor common stock issued as merger consideration.

Corporate Organization and Governance

        At the effective time of the merger, Versicor will become the surviving corporation and will continue to be governed by the laws of the State of Delaware, and the certificate of incorporation and bylaws of the surviving corporation. The bylaws of the surviving corporation will be amended and restated at the completion of the merger. The principal change to the bylaws affects the director nomination procedure for three years, see "Management of the Combined Company after the Merger—Bylaw Amendments affecting Board Composition."

        The merger agreement sets forth (as of the effective time):

  •
  in the case of the surviving corporation, the board of directors, the committees of the board of directors, the composition of such committees and certain chief officers, until the earlier resignation or removal of any named individual or until a successor is duly elected or qualified;

  •
  in the case of the Italian branch of the surviving corporation, the Italian branch manager, until the earlier resignation or removal of the named individual or until a successor is duly elected or qualified; and

  •
  in the case of Biosearch Manufacturing, the board of directors, the committees of the board of directors, the composition of such committees and certain officers, until the earlier resignation or removal of any named individual or until a successor is duly elected or qualified.

Versicor's Stockholder Meeting and Biosearch's Shareholder Meeting

        Versicor and Biosearch will each convene separate special meetings of their stockholders and shareholders, respectively, in accordance with applicable law, to consider and vote upon:

  •
  in the case of Versicor,

  •
  the merger and the merger agreement (including the merger plan, or "progetto di fusione"); and

  •
  an increase in the number of shares available for option (and other) awards under Versicor's 2001 Stock Option Plan by an additional 5,400,737 shares of Versicor common stock and an increase in the number of shares that may be granted under Versicor's 2001 Stock Option Plan to one person during any calendar year by an additional 650,000 shares.

  •
  in the case of Biosearch,

  •
  the approval of the merger and the merger agreement (including the merger plan, or "progetto di fusione").

The Versicor stockholders' special meeting and the Biosearch shareholders' special meeting are scheduled to be held on [meeting date(s)].

Representations and Warranties

        The merger agreement contains generally reciprocal representations and warranties made by Versicor and Biosearch regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the merger. The complete text of the representations and warranties can be found in the merger agreement, attached to this proxy statement/prospectus as Appendix A. These representations and warranties relate to the following:

  •
  each party represents that it is duly organized, is validly existing, is in good standing, and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted;

  •
  each party represents as to the amount of its authorized capital stock and describes its capital structure;

  •
  each party represents the extent to which it owns the capital stock of its subsidiaries;

  •
  each party represents that it has duly authorized, executed and delivered the merger agreement and the transactions contemplated by the merger agreement, subject to required stockholder approvals, and that the merger agreement and the transactions contemplated by the merger agreement are enforceable against the party;

  •
  each party represents that there is an absence of any conflict or violation of any applicable legal requirements, or of such party's corporate charter and bylaws or other agreements as a result of such party entering into and carrying out the transactions contemplated by the merger agreement;

  •
  each party represents as to the governmental and regulatory approvals that are required by it to complete the merger;

  •
  each party represents that there are no undisclosed liabilities or obligations not disclosed by such party;

  •
  each party represents that, except as otherwise disclosed, there is an absence of any event since March 31, 2002 that could have a material adverse effect on its business and financial condition;

  •
  each party represents, among other tax-related matters, that it has timely filed all material tax returns and reports required to be filed by it, that there is no claim or deficiency for any taxes, that there are no material liens on the party's assets relating to taxes, except for liens for taxes not yet due;

  •
  each party represents that there is an absence of undisclosed material pending or threatened suits, actions, investigations, audits, proceedings or outstanding judgments, decrees, injunctions, rules or orders of any governmental entity or arbitrator against that party;

  •
  each party describes its stock options plans, stock appreciation rights plans, restricted stock plans and stock purchase plans, if any;

  •
  each party represents, among other matters relating to employee benefits, that it has delivered to the other party true, correct and complete copies of all employee benefit plans, collective bargaining agreements or material bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, phantom stock, retirement, vacation, severance, disability death benefit, hospitalization, medical or other material plans, arrangements or understandings currently maintained or contributed to by such party;

  •
  each party represents that, except as otherwise disclosed, it is in compliance with applicable laws and permits necessary to own, lease or operate its properties and assets and to carry on its business as now conducted;

  •
  each party describes its intellectual property and represents, among other matters relating to intellectual property, that, to such party's knowledge and except as otherwise disclosed, it owns or has a valid right to use its intellectual property necessary for the conduct of its business;

  •
  each party represents that the merger agreement and attachments thereto summarize the material terms of any payment obligations under, all labor union, collective bargaining and employment agreements between the party and its employees;

  •
  each party makes a representation about the effect of entering into and carrying out the transactions contemplated by the merger agreement on its material contracts;

  •
  each party represents that it will receive fairness opinions, if any;

  •
  each party describes its interests in real property and represents that it has good and marketable title to its properties and that all of its current leases are in full force and effect;

  •
  each party represents that it is insured by reputable insurers against all risks normally insured against by companies in similar lines of business and all of the insurance policies and bonds maintained by it are in full force and effect;

  •
  each party represents that it is in compliance with third party reimbursement policies in connection with pharmaceutical products;

  •
  each party makes a representation about the stockholder or shareholder voting requirements in connection with such party's approval of the merger and the transactions contemplated by the merger agreement;

  •
  each party represents that, except as otherwise described, there are no insider interests or conflicts of interests in connection with the merger;

  •
  each party makes a representation about the absence of any undisclosed non-competition or similar restrictions on the party's business;

  •
  each party makes a representation about the absence of any takeover statute or similar statute or regulation that applies to such party in connection with the merger, the merger agreement or any of the transactions contemplated by the merger agreement; and

  •
  each party makes a representation about the truthfulness, accuracy and completeness of its disclosure in connection with the merger.

        The merger agreement also contains representations and warranties from Biosearch to Versicor to the effect that:

  •
  the reports and other documents filed with the Italian securities regulatory commission, known as CONSOB, and the Italian stock market administration, known as Borsa Italiana, are accurate; applicable disclosure rules were complied with in compiling the financial and other information contained in those reports and documents; and the information supplied for inclusion or incorporation by reference into this proxy statement/prospectus, the related registration statement and the information document prepared by Biosearch in connection with the merger is accurate, correct and complete;

  •
  that Biosearch's independent accountants have been appointed as "experts" by Biosearch's board of directors, as required by Italian law; and

  •
  that Biosearch is currently in compliance with all requirements in respect of the grants and subsidized loans from Italian and EU governmental agencies.

        The merger agreement also contains the representations and warranties by Versicor to Biosearch relating to:

  •
  the accuracy of reports and other documents filed with the SEC; the compliance with applicable disclosure rules of the financial and other information contained in these reports and documents; and the accuracy, correctness and completeness of the information supplied for inclusion or incorporation by reference into this proxy statement/prospectus, the related registration statement and the information document prepared by Biosearch in connection with the merger.

All representations and warranties of Versicor and Biosearch will expire at the effective time of the merger.

Biosearch's Covenants Relating to Conduct of Business

        Biosearch has agreed that from the date of the merger agreement until the effective time of the merger, it will and will cause its subsidiaries to carry on their respective businesses in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws and regulations, and use all reasonable efforts to:

  •
  preserve intact their current business organizations;

  •
  keep available the services of their current officers and employees; and

  •
  preserve their relationships with those persons having business dealings with them.

        Biosearch has also agreed, except as permitted or contemplated by the merger agreement, or as consented to by Versicor in writing, from the date of the merger agreement until the effective time of the merger, it will not, will not authorize and will not permit its subsidiaries to:

  •
  declare, set aside or pay (whether in cash, stock, property or otherwise) any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by any direct or indirect wholly-owned subsidiary of Biosearch to Biosearch;

  •
  purchase, redeem or otherwise acquire any shares of ordinary shares of Biosearch or any of its subsidiaries, any other securities of Biosearch or its subsidiaries or any rights, warrants or options to acquire any of these shares or other securities;

  •
  other than (1) the issuance of Biosearch ordinary shares upon the exercise of Biosearch stock options outstanding on July 30, 2002, the date of the merger agreement, in accordance with their present terms, or (2) the issuance of Biosearch stock options under the Biosearch stock option plan in the ordinary course of business generally consistent with past practice,

  •
  issue, deliver, sell, award, pledge, dispose of or otherwise encumber or authorize or propose the issuance, delivery, grant, sale, award, pledge or other encumbrance (including limitations in voting rights) or authorization of, any shares of its ordinary shares, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any of these shares, voting securities or convertible securities;

  •
  amend or otherwise modify the terms of any such rights, warrants or options; or

  •
  accelerate the vesting of any of the Biosearch stock options;

  •
  incur any indebtedness for borrowed money except in the ordinary course of business consistent with past practices or pursuant to the terms of existing loans, or guarantee any of the indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Biosearch or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing;

  •
  make any loans, advances or capital contributions to, or investments in, any other person, other than to Biosearch or any direct or indirect wholly owned subsidiary of Biosearch; or

  •
  except in the ordinary course of business consistent with past practice:

  •
  increase the rate or terms of compensation payable or to become payable generally to any of Biosearch's or any of its subsidiaries' directors, officers or employees other than usual and customary increases to non-management employees and except as permitted or contemplated by employment agreements;

  •
  pay or agree to pay any pension, retirement allowance, severance, continuation or termination benefit or other employee benefit not provided for by any existing pension plan, employee benefit plan or employment agreement disclosed in the merger agreement; or

  •
  establish, adopt or commit itself to any additional pension, profit sharing, bonus, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, continuation pay, termination pay, retirement or other employee benefit plan, agreement or arrangement, or increase the rate or terms of any employee plan or benefit arrangement, or amend or modify or increase the rate or benefits under or take any action to accelerate the rights or benefits under any collective bargaining agreement or any employee benefit plan, agreement or arrangement, including any stock option plan or other employee benefit plan.

Versicor's Covenants Relating to Conduct of Business

        Versicor has agreed that from the date of the merger agreement until the effective time of the merger, it will carry on its business in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws and regulations, and use all reasonable efforts to:

  •
  preserve intact its current business organizations;

  •
  keep available the services of its current officers and employees; and

  •
  preserve its relationships with those persons having business dealings with it.

        Versicor has also agreed, except as permitted or contemplated by the merger agreement, or as consented to by Biosearch in writing, from the date of the merger agreement until the effective time of the merger, it will not:

  •
  declare, set aside or pay (whether in cash, stock, property or otherwise) any dividends on, or make any other distributions in respect of, any of its capital stock;

  •
  purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any of these shares or other securities;

  •
  other than (1) the issuance of Versicor common stock upon the exercise of options to purchase common stock outstanding on the date of the merger agreement in accordance with their present terms or in accordance with the terms of any employment agreements existing on the date of the merger agreement or entered into in the ordinary course of business consistent with past practice, (2) the issuance of options to purchase Versicor common stock under any stock option plan currently in effect in the ordinary course of business, consistent with past practice, or (3) pursuant to the merger agreement:

  •
  issue, deliver, sell, award, pledge, dispose of or otherwise encumber or authorize or propose the issuance, delivery, grant, sale, award, pledge or other encumbrance (including limitations in voting rights) or authorization of, any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any of these shares, voting securities or convertible securities;

  •
  amend or otherwise modify the terms of any of the rights, warrants or options; or

  •
  accelerate the vesting of any of outstanding options to purchase Versicor common stock;

  •
  incur any indebtedness for borrowed money except in the ordinary course of business consistent with past practices or guarantee any of the indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Versicor, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing;

  •
  make any loans, advances or capital contributions to, or investments in, any other person; or

  •
  except in the ordinary course of business consistent with past practice:

  •
  increase the rate or terms of compensation payable or to become payable generally to any of Versicor's directors, officers or employees other than usual, customary or previously-agreed to increases to non-management employees;

  •
  pay or agree to pay any pension, retirement allowance, severance, continuation or termination benefit or other employee benefit not provided for by any existing pension plan, employee benefit plan or employment agreement described in its filings with the SEC, filed prior to the date of the merger agreement and publicly available; or

  •
  except as allowed by the merger agreement and the transactions contemplated thereby, establish, adopt or commit itself to any additional pension, profit sharing, bonus, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, continuation pay, termination pay, retirement or other employee benefit plan, agreement or arrangement, or increase the rate or terms of any employee plan or benefit arrangement, or amend or modify or increase the rate or benefits under or take any action to accelerate the rights or benefits under any collective bargaining agreement or any employee benefit plan, agreement or arrangement, including any employee benefit plan.

Mutual Covenants Relating to Conduct of Business

        Both Versicor and Biosearch have agreed, except as permitted or contemplated by the merger agreement, or as consented to by the other party in writing, from the date of the merger agreement until the effective time of the merger, it will not, will not authorize and, in the case of Biosearch, will cause any of its subsidiaries not to:

  •
  amend its organizational documents;

  •
  split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

  •
  acquire or agree to acquire (for cash or shares of stock or otherwise) (i) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division, or (ii) any assets except purchases of inventory, fixtures, furniture and equipment in the ordinary course of business consistent with past practice, provided, however, that in no event shall purchase orders for receipt of merchandise after July 31, 2002 be made without the prior written consent of the other party;

  •
  enter into or commit to enter into any lease with a lease commencement date on or after July 31, 2002;

  •
  mortgage or otherwise encumber or subject to any lien, or sell, lease, exchange or otherwise dispose of any of, its properties or assets, except for sales of its properties or assets in the ordinary course of business consistent with past practice;

  •
  make or agree to make any new capital expenditures which individually exceed $250,000 or which in the aggregate exceed $1,000,000 except for leasehold improvements, furniture and fixtures in the ordinary course of business consistent with past practice;

  •
  make or rescind any express or deemed election relating to taxes, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its income tax return for the taxable year ending December 31, 2000, except as may be required by applicable law;

  •
  pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the parties included in documents filed with either CONSOB or the SEC, as appropriate, or incurred in the ordinary course of business consistent with past practice;

  •
  modify, amend, renew, fail to renew or terminate any material contract or agreement to which the relevant party, or subsidiary of the relevant party, is a party or waive, release or assign any material rights or claims, except in the ordinary course of business consistent with past practice and on commercially reasonable terms;

  •
  change fiscal years;

  •
  take any material actions or make any material management decisions with respect to the conduct of its business; or

  •
  take any action in furtherance of relinquishing any intellectual property rights.

No Solicitation of Transactions

        In the merger agreement, subject to certain exceptions described below, each of Versicor and Biosearch has agreed that it will not, nor will it authorize or permit any representatives retained by it to (and in the case of Biosearch, it will not permit any of its subsidiaries, nor will it authorize or permit any representatives retained by its subsidiaries to), directly or indirectly:

  •
  solicit, initiate or encourage, or take any other action designed to facilitate, any inquiries or the making of any proposal the consummation of which would result in:

  •
  a transaction or series of transactions pursuant to which a person or group of persons, other than Versicor or Biosearch and Biosearch's subsidiaries, would acquire beneficial ownership of more than 20% of the outstanding shares of Versicor's common stock or Biosearch's ordinary shares;

  •
  any acquisition or proposed acquisition of Versicor or Biosearch or any of Biosearch's significant subsidiaries by a merger or other business combination, regardless of whether Versicor or Biosearch (or any of Biosearch's subsidiaries) survives the merger; or

  •
  any other transaction pursuant to which a third party would acquire, directly or indirectly, control of assets of Versicor or Biosearch (or any of their subsidiaries, including the equity securities of the subsidiaries), for consideration equal to 20% or more of the fair market value of all of the outstanding shares of Versicor's common stock or Biosearch's ordinary shares;

  •
  participate in any discussions or negotiations regarding any proposals or offers described above, each of which we will refer to as an "alternative transaction;"

  •
  withdraw, qualify or modify, or propose publicly to do any of the foregoing, in a manner adverse to the other party, its approval or recommendation with respect to the merger or the merger agreement (and in the case of Versicor, the issuance of Versicor's common stock in connection with the merger);

  •
  approve or recommend, or propose publicly to approve or recommend, any alternative transaction; or

  •
  enter into an agreement with respect to any alternative transaction.

        Each of Versicor and Biosearch is obligated to promptly advise the other of any request for information or of any proposal in connection with an alternative transaction, the material terms and conditions of the request or proposal and the identity of the person making the request or proposal and keep the other party reasonably informed of the status and details of any request or proposal.

        Notwithstanding the prohibitions in the merger agreement with respect to alternative transaction proposals, if either Versicor or Biosearch receives an unsolicited proposal with respect to an alternative transaction and the holders of its common stock or ordinary shares have not adopted the merger proposals described in this proxy statement/prospectus, and if its board of directors determines in good faith, after consultation with outside legal counsel, that the failure to provide information or participate in the negotiations would result in a reasonable possibility that its board of directors would breach its fiduciary duties to its stockholders or shareholders, then it may:

  •
  furnish information with respect to itself and its subsidiaries pursuant to a customary confidentiality agreement containing terms no less restrictive than the one between Versicor and Biosearch;

  •
  participate in negotiations regarding the unsolicited proposal; and

  •
  if the proposal qualifies as a "superior proposal" as defined in the merger agreement, inform its stockholders or shareholders that it no longer believes that the merger or the merger agreement is advisable and no longer recommends the merger proposal with Biosearch.

        A "superior proposal" means any proposal made by a third party to enter into an alternative transaction that the board of directors of Versicor or Biosearch determines in its good faith judgment, after consultation with a financial advisor of internationally recognized reputation, to be more favorable to its stockholders or shareholders than the merger. Prior to making the determination that a proposal constitutes a superior proposal, Versicor or Biosearch must provide the other notice which includes the terms and conditions of the superior proposal. Also, each of Versicor and Biosearch must submit the merger agreement to its stockholders or shareholders, as the case may be, even if its board of directors determines that is no longer advisable and no longer recommends the merger proposal.

        The merger agreement provides that the restrictions with respect to alternative transactions will not prohibit Versicor or Biosearch from making any disclosure to its stockholders or shareholders if, in the good faith judgment of its board of directors, after consultation with outside counsel, the failure to disclose would be inconsistent with its board of directors' fiduciary duties to its stockholders or shareholders, provided, however, that each of Versicor and Biosearch will provide the other with a copy of such disclosure prior to making the disclosure. Additionally, the merger agreement provides that such restrictions will not prohibit Versicor from complying with Rule 14e-2(a) and Rule 14d-9 under the Securities Exchange Act of 1934.

Indemnification and Insurance

        For a period of six years from the effective time of the merger, Versicor, as the surviving corporation, has agreed not to amend, repeal or otherwise modify the provisions of its certificate of incorporation or bylaws which relate to indemnification and exculpation from liability, in any manner that would adversely affect the indemnification and insurance rights under such provisions of individuals who were directors, officers, employees or agents of Biosearch on or prior to the effective time of the merger, unless a modification is required by law.

        Versicor will maintain directors' and officers' liability insurance, covering those persons who were covered by Versicor's and Biosearch's respective directors' and officers' liability insurance policies prior to the effective time of the merger, for a period of six years on terms no less favorable than the terms of the previous insurance coverage. In lieu of obtaining coverage as described above, Versicor, with

Biosearch's written consent, may purchase a six-year extended reporting period endorsement under its existing directors' and officers' liability insurance coverage.

        In the event that Versicor, as the surviving corporation, or any of its successors or assigns:

  •
  consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of the consolidation or merger, or

  •
  transfers all or substantially all of its properties and assets to any person,

then and in each case, Versicor will make proper provisions so that its successors and assigns assume Versicor's obligations relating to indemnification and insurance matters set forth in the merger agreement.

Conditions

        The respective obligations of Versicor and Biosearch to effect the merger and the other transactions contemplated by the merger agreement, are subject to the satisfaction of various conditions that include, in addition to other customary closing conditions, the following:

  •
  the approval of Versicor stockholders and Biosearch shareholders required under the merger agreement, as described above, must have been received;

  •
  the Nasdaq National Market must have approved the listing, subject to official notice of issuance, of the shares of Versicor common stock issuable in connection with the merger;

  •
  the Nuovo Mercato must have approved the listing of Versicor common stock;

  •
  there must be no pending or threatened litigation by a governmental entity seeking to enjoin or prohibit the completion of the merger, and there must be no legal restraint or prohibition preventing the completion of the merger;

  •
  Versicor's registration statement on Form S-4 prepared in connection with the merger must have been declared effective by the SEC and no stop order suspending its effectiveness may be in effect nor have been initiated, or to the knowledge of Versicor or Biosearch, threatened;

  •
  the amount of cash to be paid to the holders of rescission shares must not exceed $25 million;

  •
  a favorable ruling from the applicable Italian tax authorities as to the tax-neutrality of the merger must have been received (and such a ruling has been received);

  •
  after the Biosearch shareholders approve the merger and the minutes of their meeting are recorded with the Companies' Register in Milan, Biosearch's creditors have a two-month period in which to challenge the merger and this period must have either expired or been terminated early pursuant to Biosearch posting a bond sufficient to satisfy Biosearch's creditors' claims, if any;

  •
  the waiting period under any applicable antitrust laws (and any extensions thereof) must have expired or been terminated;

  •
  Versicor must have received written opinions from its respective U.S. and Italian tax counsels, and Biosearch's corporate counsel; and

  •
  Biosearch must have received written opinions from its Italian tax counsel and Versicor's corporate counsel.

In the event that any or all of the conditions to both companies' obligations are not satisfied prior to completion of the proposed merger, both companies together may waive any or all of the unsatisfied conditions without any further stockholder or shareholder approvals. However, as a legal matter, the parties may not waive conditions imposed by law, such as receipt of necessary stockholder approvals.

        Versicor's obligation to effect the merger is further subject to satisfaction of the following additional conditions:

  •
  the representations and warranties of Biosearch described in the merger agreement must be true, correct and complete in all material respects as of the closing date of the merger as though made on the closing date, or if representations and warranties expressly related to an earlier date, then as of that date, and Versicor must have received an officer's certificate from Biosearch to that effect;

  •
  Biosearch must have performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by it on or prior to the closing date of the merger, and Versicor must have received an officer's certificate from Biosearch to that effect;

  •
  each of the Biosearch continuing senior executives identified in the merger agreement and the continuing independent consultant identified in the merger agreement must have have countersigned an employment agreement or independent consultant agreement, as applicable;

  •
  Versicor must have received all certificates and other deliveries required under the merger agreement;

  •
  Versicor must have received a "comfort letter," written report and other documents from PricewaterhouseCoopers SpA as required under the merger agreement;

  •
  from and including the date of the merger agreement, there must not have occurred any event which has caused or is reasonably likely to cause a material adverse effect on the business, operations or prospects of Biosearch;

  •
  subject to limited exceptions contained in the merger agreement, Biosearch or its subsidiaries must have received or completed, as applicable, all consents, approvals and filings with any governmental entity or other entity as required by the merger agreement or as may be required to complete the transactions contemplated by the merger agreement; and

  •
  specified Biosearch shareholders continuing as stockholders of the surviving corporation must have executed the Stockholders Agreement, the form of which is attached as an exhibit to the merger agreement (and appears in Appendix A to this proxy statement/prospectus).

In the event that any or all of these conditions to Versicor's obligations are not satisfied prior to completion of the proposed merger, Versicor may waive any or all of the unsatisfied conditions without any further stockholder approval.

        Biosearch's obligation to effect the merger is further subject to satisfaction of the following additional conditions:

  •
  the representations and warranties of Versicor contained in the merger agreement must be true, correct and complete in all material respects as of the closing date of the merger as though made on the closing date, or if representations and warranties expressly related to an earlier date, then as of that date and Biosearch must have received an officer's certificate from Versicor to that effect;

  •
  Versicor must have performed or complied in all material respects with all of its agreements and covenants which the merger agreement requires to be performed or complied with on or prior to the closing date of the merger and Biosearch must have received an officer's certificate from Versicor to that effect;

  •
  Versicor must have countersigned the employment agreement of each Biosearch continuing senior executive identified in the merger agreement and the independent consultant agreement of the Biosearch continuing independent consultant identified in the merger agreement;

  •
  Biosearch must have received all certificates and other deliveries required under the merger agreement;

  •
  Biosearch must have received a "comfort letter," written report and other documents from PricewaterhouseCoopers LLP as required under the merger agreement;

  •
  each director and officer of Versicor required to resign must have tendered his resignation, and the directors and officers of the surviving corporation must have been appointed;

  •
  from and including the date of the merger agreement, there must not have occurred any event which has caused or is reasonably likely to cause a material adverse effect on the business, operations or prospects of Versicor;

  •
  subject to limited exceptions contained in the merger agreement, Versicor must have received or completed, as applicable, all consents, approvals and filings with any governmental entity or other entity as required by the merger agreement or as may be required to complete the transactions contemplated by the merger agreement; and

  •
  specified Versicor stockholders continuing as stockholders of the surviving corporation must have executed the Stockholders Agreement, the form of which is attached as an exhibit to the merger agreement (and appears in Appendix A to this proxy statement/prospectus).

In the event that any or all of these conditions to Biosearch's obligations are not satisfied prior to completion of the proposed merger, Biosearch may waive any or all of the unsatisfied conditions without any further shareholder approval.

Termination

        Either Versicor or Biosearch may terminate the merger agreement prior to receiving their respective stockholders' or shareholders' approval of the merger by mutual written consent, if a majority of the members of each board of directors votes to do so.

        The merger agreement may also be terminated by either Versicor or Biosearch at any time prior to the effective time of the merger in the following circumstances:

  •
  if Biosearch shareholders fail to approve and adopt the merger agreement at the Biosearch shareholders' meeting;

  •
  if Versicor stockholders fail to approve and adopt the merger agreement at the Versicor stockholders' meeting;

  •
  if the conditions to each party's obligation to close are not satisfied (or are incapable of being satisfied) or waived by February 28, 2003;

  •
  at any time prior to the Versicor shareholders' meeting, by the board of directors of Biosearch if the Versicor board of directors has (i) failed to include in this proxy statement its recommendation without modification or qualification that its stockholders approve the merger agreement and the transactions contemplated by the merger agreement, (ii) subsequently withdrawn its recommendation, (iii) modified or qualified its recommendation in a manner adverse to Biosearch's interests, or (iv) failed to reconfirm its recommendation following a written request from Biosearch; and

  •
  at any time prior to the Biosearch shareholders' meeting, by the board of directors of Versicor if the Biosearch board of directors has (i) failed to recommend without modification or qualification that the Biosearch shareholders approve the merger agreement and the transactions contemplated by the merger agreement, (ii) subsequently withdrawn its recommendation, (iii) modified or qualified its recommendation in a manner adverse to Versicor's interests, or (iv) failed to reconfirm its recommendation following a written request from Versicor.

Termination Fee

        Biosearch is entitled to receive a termination fee of $6 million dollars from Versicor in the event that the merger agreement is terminated under any of the following circumstances, by the party indicated:

  •
  if Biosearch terminates the merger agreement prior to its shareholders' meeting because the Versicor board of directors had:

  •
  failed to include in this proxy statement/prospectus its recommendation without modification or qualification that its stockholders approve the merger agreement and the transactions contemplated by the merger agreement;

  •
  subsequently withdrawn its recommendation;

  •
  modified or qualified its recommendation in a manner adverse to the interests of Biosearch; or

  •
  failed to reconfirm its recommendation following a written request from Biosearch; or

  •
  if Biosearch terminates the merger agreement as a result of Versicor's material breach of selected sections of the merger agreement relating to:

  •
  no solicitation by Versicor;

  •
  Versicor's obligations to have the merger recommended by its board of directors and to call and hold a stockholders meeting for the purpose of approving the merger, which breach is not cured within thirty days; or

  •
  Versicor's obligations to prepare and file the required disclosure documents and to provide information for the disclosure documents, in addition to other related matters, which breach is not cured within 30 days,

  •
  if Biosearch terminates the merger agreement as a result of Versicor's board of directors' failure to take certain actions relating to the merger (examples of which are preparing and filing various documents, providing information and holding their stockholders' meeting) in connection with the board's receipt of a superior proposal and its decision not to recommend the merger proposal to its stockholders.

        Versicor is entitled to receive a termination fee of $6 million dollars from Biosearch, in the event that the merger agreement is terminated under any of the following circumstances, by the party indicated:

  •
  if Versicor terminates the merger agreement because the Biosearch board of directors (before the Biosearch shareholders' meeting) had:

  •
  failed to recommend without modification or qualification that the Biosearch shareholders approve the merger agreement and the transactions contemplated by the merger agreement;

  •
  subsequently withdrawn their recommendation;

  •
  modified or qualified their recommendation in a manner adverse to the interests of Versicor; or

    •
    failed to reconfirm such recommendation by a written request from Versicor; or

  •
  if Versicor terminates the merger agreement as a result of Biosearch's material breach of selected sections of the merger agreement relating to:

  •
  no solicitation by Biosearch;

  •
  Biosearch's obligations to call and hold a stockholders meeting for the purpose of approving the merger and to have the merger recommended by its board of directors, which breach is not cured within thirty days; or

  •
  Biosearch's obligations to prepare and file the required disclosure documents, to provide information for the disclosure documents and to hold its shareholders' meeting, in addition to other related matters, which breach is not cured within 30 days.

  •
  If Versicor terminates the merger agreement as a result of Biosearch's board of directors' failure to take certain actions relating to the merger (examples of which are preparing and filing various documents, providing information and holding their stockholders' meeting) in connection with the board's receipt of a superior proposal and its decision not to recommend the merger proposal to its stockholders.

        The termination fees described above are payable in cash no later than thirty days following the delivery of a notice of termination. Interest will accrue on the termination fee at a rate of 1.5% per month interest, compounded monthly.

Expenses

        Whether or not the merger is completed, we will each pay our own costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement, except for the following expenses, which will be shared equally by Versicor and Biosearch:

  •
  the filing, printing and mailing of the registration statement on Form S-4, the information document and listing particulars, and this proxy statement/prospectus, including related SEC filing fees; and

  •
  the filings of the pre-merger notification and report forms under the Hart Scott Rodino Act, including filing fees.

        Under some circumstances, a party will be required to pay all of the fees and expenses outlined above. As long as the terminating party is not in material breach of its representations, warranties, covenants or agreements in the merger agreement, the non-terminating party will be required to pay these fees and expenses in the following cases:

  •
  if the terminating party terminates the merger agreement as a result of the non-terminating party's breach of any of its representations, warranties, covenants or agreements in the merger agreement; or

  •
  if the terminating party terminates the merger agreement as a result of any of the non-terminating party's representations or warranties becoming untrue or incorrect, which would inhibit the following closing conditions from being capable of being satisfied by February 28, 2003:

  •
  the condition that, except in limited circumstances, the non-terminating party's representations and warranties set forth in the merger agreement be true and correct as of the closing date of the merger agreement, or as of any other date provided, and that the non-terminating party has delivered officers' certificates to the other party to such effect, or

    •
    the condition that the non-terminating party's performance of or compliance, in all material respects, with all of its agreements and covenants set forth in the merger agreement by the closing date of the merger agreement and that the non-terminating party has delivered officers' certificates to the other party to such effect.

Amendment; Extension and Waiver

        On August 14, 2002 we entered into the first amendment to the merger agreement. The first amendment is included within Appendix A in this proxy statement/prospectus. The purpose of the first amendment was to revise the formula for determining the exercise prices of the replacement options to be issued to former holders of Biosearch options.

        Versicor and Biosearch may further amend the merger agreement by mutual written consent at any time before or after their respective stockholders and shareholders have approved the matters contemplated by the merger agreement. After receiving the Versicor stockholder and Biosearch shareholder approvals, the parties may not make any amendment that, by law, requires further approval by the respective stockholders or shareholders without first obtaining such approvals.

        At any time prior to the effective time of the merger agreement, by mutual written consent, the parties may do the following in connection with the merger agreement:

  •
  extend the time for the performance of any of the obligations or other acts of the other parties;

  •
  waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

  •
  subject to specified terms, waive compliance with any of the agreements or conditions contained in the merger agreement.

COMPARATIVE STOCK PRICES AND DIVIDENDS

Versicor

        Versicor common stock is traded on the Nasdaq National Market under the trading symbol "VERS." The following table presents the range of high and low (intra-day) sales prices of Versicor common stock as reported on the Nasdaq National Market since August 9, 2000, the closing date of Versicor's initial public offering.

	Common Stock
	High	Low
2000
Third Quarter	$16.31	$8.50
Fourth Quarter	15.06	5.75
2001
First Quarter	9.63	7.00
Second Quarter	14.12	6.53
Third Quarter	15.67	11.95
Fourth Quarter	21.06	13.15
2002
First Quarter	25.40	15.70
Second Quarter	19.00	9.26
Third Quarter	13.20	7.78
Fourth Quarter (through October 1)	8.44	7.95

        As of October 1, 2002, there were 106 stockholders of record of Versicor common stock and 26,376,287 common shares outstanding. Versicor has not paid any cash dividends since its inception and does not anticipate paying any cash dividends in the foreseeable future.

Biosearch

        Biosearch ordinary shares are traded on the Nuovo Mercato under the trading symbol "BIO." The following table presents the range of high and low (intra-day) sales prices of Biosearch ordinary shares, as reported on the Nuovo Mercato since July 31, 2000, the closing date of Biosearch's initial public offering, in euros and converted to dollars at the exchange rate then prevailing.

	Ordinary Shares
	Euros		Dollars
	High	Low	High	Low
2000
Third Quarter	€78.20	€48.35	$69.30	$43.92
Fourth Quarter	64.65	36.05	57.00	32.95
2001
First Quarter	56.15	23.30	53.03	20.55
Second Quarter	27.55	21.00	24.49	17.82
Third Quarter	24.19	8.01	20.60	7.34
Fourth Quarter	18.90	13.40	16.91	12.31
2002
First Quarter	19.98	15.25	17.51	13.47
Second Quarter	17.80	11.12	15.69	10.73
Third Quarter	18.90	11.20	18.53	11.32
Fourth Quarter (through October 1)	13.95	13.38	13.73	13.17

        As of [most recent practicable date], there were [    ] shareholders of record of Biosearch ordinary shares and 12,160,500 ordinary shares outstanding. Biosearch has not paid any cash dividends since its inception and does not anticipate paying any cash dividends in the foreseeable future.

Additional Comparative Information

        The following table sets forth the high, low and last reported sales prices per share of Versicor common stock and Biosearch ordinary shares and the implied value of the merger consideration (based on the exchange ratio), in each case on July 30, 2002, the last full trading day prior to the public announcement of the proposed merger, and on August 19, 2002, the last practicable trading day before the date of this proxy statement/prospectus.

	Versicor Common Stock			Biosearch Ordinary Shares
Date								Implied Value of Merger Consideration
	High	Low	Close	High	Low	Close (€)	Close ($)*
July 30, 2002	$12.12	$11.40	$12.11	€16.88	€15.75	€16.00	$15.79	$21.43
October 1, 2002	$8.44	$7.95	$8.19	€13.95	€13.38	€13.55	$13.34	$14.50

*
Based on the exchange rate then prevailing.

        The data in the "Implied Value of Merger Consideration" column was calculated by multiplying the last reported sale price of one share of Versicor common stock on the specified dates by 1.77, the merger exchange ratio.

        The market prices of the shares of Versicor common stock and Biosearch ordinary shares fluctuate. You should obtain current market quotations.

SELECTED FINANCIAL DATA OF VERSICOR

        The following selected financial data for the years ended December 31, 1999, 2000 and 2001, and the balance sheet data as of December 31, 2000 and 2001 are derived from our audited financial statements appearing elsewhere in this proxy statement/prospectus. The financial data for the years ended December 31, 1997 and 1998 and the balance sheet data as of December 31, 1997, 1998 and 1999 are derived from audited financial statements not included in this proxy statement/prospectus. The financial data for the six months ended June 30, 2001 and 2002 and the balance sheet data at June 30, 2002 are derived from our unaudited financial statements which are included elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial positions and results of operations for these periods. Operating results for the six months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2002 or any other future interim period. The following data should be read together with financial statements, related notes and other financial information included in this prospectus.

	Year ended December 31,					Six months ended June 30,
	1997	1998	1999	2000	2001	2001	2002
	(in thousands, except per share amounts)
Statement of Operations Data:
Revenues:
Collaborative research and development and contract services	$—	$—	$3,750	$5,338	$6,145	$3,040	$3,044
License fees and milestones	—	—	525	553	283	267	258

Total revenues	—	—	4,275	5,871	6,428	3,307	3,302

Operating expenses:
Research and development	5,403	11,429	25,472	15,531	32,612	14,154	22,065
General and administrative	807	1,386	2,586	8,891	9,600	4,913	4,537

Total operating expenses	6,210	12,815	28,058	24,422	42,212	19,067	26,602

Loss from operations	(6,210)	(12,815)	(23,783)	(18,551)	(35,784)	(15,760)	(23,300)
Interest income	104	770	749	3,712	3,313	2,132	781
Interest expense	(178)	(540)	(6,171)	(482)	(316)	(180)	(124)
Other	—	—	(14)	18	(60)	—	—

Net loss	(6,284)	(12,585)	(29,219)	(15,303)	(32,847)	(13,808)	(22,643)
Preferred stock deemed dividends and accretion to redemption value	(422)	(2,527)	(38,175)	(3,486)	—	—	—

Net loss available to common stockholders	$(6,706)	$(15,112)	$(67,394)	$(18,789)	$(32,847)	$(13,808)	$(22,643)

Net loss per share, basic and diluted	$(24.31)	$(47.11)	$(127.28)	$(1.95)	$(1.42)	$(0.60)	$(0.92)
Shares used in computing net loss per share, basic and diluted	276	321	530	9,638	23,090	23,048	24,642
	December 31,
						June 30, 2002
	1997	1998	1999	2000	2001
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents and marketable securities	$14,491	$4,507	$34,619	$85,934	$63,768	$85,150
Total assets	26,258	15,865	45,233	91,596	70,697	91,102
Term loan payable, less current portion	6,034	5,172	4,310	3,448	1,004	1,047
Convertible and redeemable preferred stock	31,472	33,984	83,843	—	—	—
Accumulated deficit	(12,536)	(26,454)	(55,673)	(70,976)	(103,823)	(126,466)
Total stockholders' equity (deficit)	(12,551)	(27,076)	(48,796)	80,287	52,894	73,695

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF VERSICOR

        The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and notes to those statements included elsewhere in this proxy statement/prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. The words "believe," "expect," "anticipate," "estimate," "may," "will," or "could" and similar expressions or the negatives of these words or phrases are intended to identify forward-looking statements. As a result of many factors, such as those set forth under "Risk Factors" and elsewhere in this proxy statement/prospectus, our actual results may differ materially from those anticipated in such forward-looking statements.

Overview

        We are a biopharmaceutical company focused on the discovery, development and marketing of pharmaceutical products for the treatment of bacterial and fungal infections. Since our inception on May 2, 1995 as a wholly-owned subsidiary of Sepracor Inc., we have devoted substantially all of our efforts to establishing our business and conducting research and development activities related to our proprietary product candidates, including anidulafungin and dalbavancin, as well as collaborative product candidates.

        Since 1996, we have been operating as an independent company. In August 2000, we sold 4,600,000 shares of our common stock at $11 per share in an initial public offering, and in September 2000 the underwriters exercised an over-allotment option and purchased an additional 690,000 shares. We received total net proceeds from the initial public offering and the over-allotment of approximately $52.7 million.

        On April 9, 2002, we completed a private placement of 2,993,800 shares of our common stock to selected institutional investors at a purchase price of $15 per share. We received net proceeds from the private placement of approximately $41.9 million.

        On July 30, 2002, we entered into an agreement and plan of merger with Biosearch Italia S.p.A., a publicly listed company in Italy (Nuovo Mercato: BIO), wherein it is contemplated that Biosearch will merge with and into Versicor in a stock-for-stock exchange. The merger agreement, which has been approved by the boards of directors of both companies, provides that Biosearch shareholders will receive 1.77 shares of newly-issued Versicor common stock in exchange for each Biosearch ordinary share. Completion of the proposed merger is subject to satisfaction of certain conditions set forth in the merger agreement, including, without limitation, (i) the favorable vote of the holders of a majority of our outstanding common stock, and (ii) the favorable vote of the holders of at least two-thirds of the Biosearch ordinary shares present at the Biosearch shareholders' meeting, provided that the quorum required for the Biosearch shareholders' meeting shall consist of more than one-half of the outstanding Biosearch ordinary shares as of the relevant record date during the first call, more than one-third of the outstanding Biosearch ordinary shares as of the relevant record date during the second call, and more than one-fifth of the outstanding Biosearch ordinary shares as of the relevant record date during the third call, and (iii) certain regulatory approvals in Italy. We expect that this transaction will close in the first quarter of 2003.

        Since we began our operations in May 1995, we have not generated any revenues from product sales. Our lead antifungal product candidate, anidulafungin, is in Phase III clinical trials and our lead antibiotic product candidate, dalbavancin, has completed Phase II clinical trials in skin and soft tissue infections and is in Phase II clinical trials for bloodstream infections. We also have several lead compounds in pre-clinical studies.

        Our revenues in the near term are expected to consist primarily of collaborative research payments, license fees and milestone payments to be received from our collaborators. Certain of these payments are dependent on achievement of specified milestones. If the development efforts result in clinical success, regulatory approval and successful commercialization of our products, we will generate revenues from sales of these products and from receipt of royalties on sales of these products.

        Our expenses have consisted primarily of costs incurred when in-licensing existing product candidates, research and development of new product candidates and in connection with our collaboration agreements, and from general and administrative costs associated with our operations. We expect licensing costs to increase as certain milestones are achieved, and our research and development expenses to increase as we continue to develop our product candidates. Assuming the completion of the proposed merger of Biosearch with and into us, we also expect that our general and administrative expenses will increase as we add personnel, integrate our operations and continue to expand our research and development operations. In addition, our expenses will increase as a result of professional fees incurred in connection with the proposed merger whether or not the proposed merger is completed. We expect to incur sales and marketing expenses in the future when we establish our sales and marketing organization.

        Since our inception, we have incurred significant losses. As of June 30, 2002, we had an accumulated deficit of $126.5 million. We anticipate incurring additional losses, which may increase for the foreseeable future, including at least through December 31, 2003.

        We have a limited history of operations. We anticipate that our quarterly results of operations will fluctuate for the foreseeable future due to several factors, including payments made or received pursuant to licensing or collaboration agreements, progress of our research and development efforts and the timing and outcome of regulatory approvals. Our limited operating history makes predictions of future operations difficult or impossible to ascertain.

Major Research and Development Projects

        Our ongoing clinical trials of anidulafungin and dalbavancin are our two most significant research and development projects, generating 40% and 22%, respectively, of our total research and development expenses (excluding non-cash stock compensation expense) during the 18 months ended June 30, 2002.

  Anidulafungin

        Anidulafungin is our lead antifungal product candidate. We in-license anidulafungin from Eli Lilly pursuant to the May 1999 agreement described below. As of October 1, 2002, the intravenous formulation of anidulafungin is in:

  •
  Phase III clinical trials for the treatment of esophageal candidiasis, patient enrollment completed;

  •
  Phase III clinical trials for the treatment of aspergillosis; and

  •
  Phase II clinical trials for the treatment of candidemia, patient enrollment completed.

        In May 1999, we obtained from Eli Lilly an exclusive worldwide license for the development and commercialization of anidulafungin. We paid $11.0 million for the license and an additional $3.0 million for product inventory (which we have received). As a result, we recognized $14.0 million of research and development costs in 1999. If specified milestones are achieved on the intravenous formulation of anidulafungin in the United States and Canada, we will be obligated to make additional payments of up to $14 million to Eli Lilly. We are also obligated to make additional payments of up to $8 million to Eli Lilly if specified milestones on the intravenous formulation of anidulafungin are achieved in

Europe, and additional payments of up to $8 million if specified milestones on the intravenous formulation of anidulafungin are achieved in Japan. We are obligated to make royalty payments in respect of sales of any product resulting from the compound. In addition, we are obligated to make additional payments to Eli Lilly if sales of an intravenous formulation of anidulafungin exceed specified thresholds in the United States and Canada, Europe and Japan and if specified milestones are achieved on any oral formulation of anidulafungin. We have also granted to Eli Lilly an option to license the exclusive worldwide rights to any oral formulation of anidulafungin, which is exercisable upon successful completion of Phase II clinical trials. If Eli Lilly exercises this option, Eli Lilly would pay us an up-front fee and royalties based on net product sales, and would reimburse us for any milestone payments paid plus the value, on a cost-plus basis, of all prior development expenses attributed to the development and commercialization of the oral formulation of anidulafungin. We are not currently developing an oral formulation of anidulafungin and do not presently intend to do so in the future.

        Research and development expense (excluding non-cash stock compensation expense) allocated to our anidulafungin project, expressed as a percentage of total research and development expense for the period (excluding non-cash stock compensation expense), was:

  •
  44% for the six months ended June 30, 2002 compared to 32% for the six months ended June 30, 2001;

  •
  37% for the year 2001 compared to 14% for the year 2000 and 65% for the year 1999; and

  •
  38% in the aggregate from the inception of our company through June 30, 2002.

        Our clinical administration overhead costs are included in total research and development expense for the each period, but are not allocated among our various projects.

        The goal of our anidulafungin project is to obtain marketing approval from the U.S. Food and Drug Administration, or FDA, and analogous international agencies; and we will consider the project substantially complete if we obtain those approvals even though subsequent to that time we might incur additional expenses in conducting additional clinical trials and follow-up studies. To obtain the first of such approvals, we hope to file a New Drug Application, or NDA, with the FDA at the conclusion of our Phase III trials for treatment of esophageal candidiasis, which has completed patient enrollment, assuming that the clinical trial's results support a filing. That trial began in the first quarter of 2001 and, assuming successful completion of the Phase III trials, we anticipate filing an NDA for anidulafungin by the end of April 2003. Subsequent to June 30, 2002 through the submission date of any NDA, we expect to incur significant additional research and development expense relating to anidulafungin. Material cash inflows relating to our anidulafungin project will not commence until after marketing approvals are obtained, and then only if anidulafungin finds acceptance in the marketplace. To date, we have not received any revenues from product sales of anidulafungin. Because of the many risks and uncertainties relating to the completion of clinical trials, receipt of marketing approvals and acceptance in the marketplace, we cannot predict when material cash inflows from our anidulafungin project will commence, if ever.

        A failure to obtain marketing approval for anidulafungin would likely have the following results on our operations, financial position and liquidity:

  •
  because our research and development projects are independent, a failure to obtain marketing approval for anidulafungin would not necessarily interrupt our development programs for dalbavancin or our pre-clinical compounds; however, we might reduce our development staff (unless one or more of our other product candidates is then entering in late-stage clinical trials, in which case we might re-assign anidulafungin researchers to those projects);

  •
  we would be relieved of our contingent obligation to make further milestone payments and royalty payments to Eli Lilly;

  •
  we would not earn any sales revenue from anidulafungin, which would increase the likelihood that we would need to obtain additional financing for our other development efforts; and

  •
  our reputation among investors might be harmed, which might make it more difficult for us to obtain equity capital on attractive terms or at all.

  Dalbavancin

        Dalbavancin is our lead antibiotic product candidate. We in-license dalbavancin from Biosearch pursuant to the February 1998 agreement described below. As of October 1, 2002, dalbavancin is in:

  •
  Phase II clinical trials for the treatment of skin and soft tissue infections; and

  •
  Phase II clinical trials for the treatment of blood stream infections.

        In February 1998, we entered into a license agreement and a collaborative agreement with Biosearch. Under the license agreement, Biosearch granted us an exclusive license to develop and commercialize dalbavancin in the United States and Canada. In exchange for the license and upon the receipt of favorable results in pre-clinical studies, we paid an initial license fee of $2.0 million and issued 250,000 shares of our common stock to Biosearch. In May 2001, we began a Phase II clinical trial for dalbavancin and paid Biosearch an additional milestone payment. We are obligated to pay up to $8.0 million in additional payments to Biosearch upon the achievement of specified milestones and are also required to pay Biosearch royalties in respect of sales of any product that results from the compound.

        Research and development expense (excluding non-cash stock compensation expense) allocated to our dalbavancin project, expressed as a percentage of total research and development expense for the period (excluding non-cash stock compensation expense), was:

  •
  20% for the six months ended June 30, 2002 compared to 29% for the six months ended June 30, 2001;

  •
  23% for the year 2001 compared to 7% for the year 2000 and 5% for the year 1999; and

  •
  17% in the aggregate from the inception of our company through June 30, 2002.

        Our clinical administration overhead costs are included in total research and development expense for each period, but are not allocated among our various projects.

        The goal of our dalbavancin project is to obtain marketing approval from the FDA and analogous international agencies; and we will consider the project substantially complete if we obtain those approvals even though subsequent to that time we might incur additional expenses in conducting additional clinical trials and follow-up studies. Before we can obtain such marketing approvals we will need to complete pivotal Phase III clinical trials with satisfactory results and submit a NDA to the FDA. In any case, we would not expect to file an NDA for dalbavancin until the second half of 2004, at the earliest. Subsequent to June 30, 2002 through the submission date of any NDA, we expect to incur significant additional research and development expense relating to dalbavancin. Material cash inflows relating to our dalbavancin project will not commence until after marketing approvals are obtained, and then only if dalbavancin finds acceptance in the marketplace. Because of the many risks and uncertainties relating to the completion of clinical trials, receipt of marketing approvals and acceptance in the marketplace, we cannot predict when material cash inflows from our anidulafungin project will commence, if ever.

        A failure to obtain marketing approval for dalbavancin would likely have the following results on our operations, financial position and liquidity:

  •
  because our research and development projects are independent, a failure to obtain marketing approval for dalbavancin would not necessarily interrupt our development programs for anidulafungin or our pre-clinical compounds; however, we might reduce our development staff (unless one or more of our other product candidates is then entering in late-stage clinical trials, in which case we might be able to re-assign dalbavancin researchers to those projects);

  •
  we would be relieved of our contingent obligation to make further milestone payments and royalty payments to Biosearch;

  •
  we would not earn any sales revenue from dalbavancin, which would increase the likelihood that we would need to obtain additional financing for our other development efforts; and

  •
  our reputation among investors might be harmed, which might make it more difficult for us to obtain equity capital on attractive terms or at all.

  Risks relating to our major research and development projects

        We face many risks that could prevent or delay the completion of our anidulafungin and dalbavancin projects, including those listed under the caption "Risk Factors—Risks Related to Operating in our Industry."

  Other research and development projects

        The remaining 38% of our total research and development expenses (excluding non-cash stock compensation expense) during the 18 months ended June 30, 2002 were generated by our clinical administration costs and by various pre-clinical studies and drug discovery programs, including our collaborations with Pharmacia and Novartis described below.

        In March 1999, we entered into a collaboration agreement with Pharmacia Corporation pursuant to which we are collaborating to discover, synthesize and develop second and third generation oxazolidinone product candidates. In connection with the collaboration, Pharmacia made an equity investment in us of $3.8 million and paid us research support and license fee payments. Under the terms of the agreement and in consideration of our research obligations, we are entitled to receive funding from Pharmacia to support certain of our full-time researchers. If specified milestones are achieved, Pharmacia is obligated to pay us additional payments for each compound, a portion of which may be credited against future royalty payments to which we are entitled on the worldwide sales of any drug developed and commercialized from the collaboration. In October 2000, Pharmacia increased its funding for this collaboration by 30%, and in June 2001, we received a milestone payment for the initiation of clinical development of one of the compounds. As a result of progress achieved by the collaboration, in July 2002 we agreed with Pharmacia by amendment to extend the collaboration for an additional three years through March 2005.

        In March 1999, we entered into a collaboration agreement with Novartis Pharma AG pursuant to which we are collaborating to discover and develop novel deformylase inhibitors. In connection with the collaboration, Novartis made an initial equity investment in us of $3.0 million and provides us with funding to support certain of our full-time researchers. We have also received a number of milestone payments from Novartis and are entitled to receive additional payments upon the achievement of specified milestones, a portion of which may be credited against future royalty payments to which we are entitled on the worldwide sales of any drug developed and commercialized from this collaboration. As a result of progress achieved by the collaboration, in July 2002 we agreed with Novartis by amendment to extend the collaboration by an additional year through March 2003.

Deferred Stock Compensation

        We have recorded deferred stock compensation expense in connection with the grant of stock options to employees and consultants. Deferred stock compensation for options granted to employees is the difference between the fair value for financial reporting purposes of our common stock on the date such options were granted and their exercise price. Deferred stock compensation for options granted to consultants has been determined in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," as the fair value of the equity instruments issued. Deferred stock compensation for options granted to consultants is periodically remeasured as the underlying options vest in accordance with Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services."

        We recorded deferred stock compensation of $52,000 and $1.4 million in the six months ended June 30, 2002 and 2001, respectively. These amounts were recorded as a component of stockholders' equity and are being amortized as charges to operations over the vesting periods of the options. We recorded amortization of deferred stock compensation of $1.3 million and $3.3 million in the six months ended June 30, 2002 and 2001, respectively.

Results of Operations

Six Months ended June 30, 2002 Compared to Six Months Ended June 30, 2001

        Revenues were $3.3 million in both the six months ended June 30, 2002 and June 30, 2001. Revenues in both six-month periods consisted of collaborative research and development, contract service and license fees from Pharmacia Corporation and collaborative research and development fees and milestone payments from Novartis.

        Research and development expenses were $22.1 million and $14.2 million in the six months ended June 30, 2002 and 2001, respectively. The increase is primarily due to increased clinical expenditure of $5.9 million for the development of anidulafungin and dalbavancin. In the last year, we have started an additional Phase III clinical trial for anidulafungin and two Phase II clinical trials for dalbavancin. We have also increased our development team headcount by an additional 17 development personnel since June 30, 2001, resulting in an increased expenditure of $2.0 million.

        General and administrative expenses were $4.5 million and $4.9 million in the six months ended June 30, 2002 and 2001, respectively. General and administrative expenses include amortization of non-cash stock compensation expense of $872,000 and $2.1 million in the six months ended June 30, 2002 and 2001, respectively. Excluding these charges, general and administrative expenses increased by $861,000 primarily due to business development activities related to the proposed merger.

        Other Income (Expense).    Net interest income was $657,000 and $2.0 million in the six months ended June 30, 2002 and 2001, respectively. The 2001 period reflects greater interest income as a result of higher average cash and investment balances during the six months and also higher interest rates during that period.

Years ended December 31, 2001, 2000 and 1999

        Revenues were $6.4 million, $5.9 million and $4.3 million in 2001, 2000 and 1999, respectively. Revenues consisted of $3.7 million, $3.1 million and $2.1 million of collaborative research and development, contract services and licensing fees from Pharmacia in 2001, 2000 and 1999, respectively, and $2.7 million, $2.8 million and $2.2 million of collaborative research and development fees and milestone payments from Novartis in 2001, 2000 and 1999, respectively. The increase in revenues in both 2001 and 2000 is due to the increase in collaborative research and development funding from both Pharmacia and Novartis.

        Research and development expenses were $32.6 million, $15.5 million and $25.5 million in 2001, 2000 and 1999, respectively. Research and development expenses consist of salaries and related costs of research and development personnel, as well as the costs of consultants, parts and supplies and clinical trials associated with research and development projects. During 2001 and 2000, we recorded $2.4 million and $2.1 million of amortization of non-cash stock compensation, respectively. During 1999, we recorded $14.0 million of expense related to license fees and product inventory paid to Eli Lilly and amortization of non-cash stock compensation of $3.3 million. Excluding these payments to Eli Lilly and the non-cash stock compensation expenses, research and development expenses were $30.3 million, $13.5 million and $7.3 million in 2001, 2000 and 1999, respectively. The increase in research and development expenditure in both 2001 and 2000 is primarily due to the increase in clinical expenditure for the development of our product candidates. Our lead product candidate, anidulafungin, moved into Phase III clinical trials in the first half of 2001 and our second product candidate, dalbavancin, moved into Phase II clinical trials in the second quarter of 2001. In addition, we have expanded our collaborative and internal research programs.

        General and administrative expenses were $9.6 million, $8.9 million and $2.6 million in 2001, 2000 and 1999, respectively. General and administrative expenses consist of salaries and related costs for executive and other administrative personnel, as well as the costs of facilities, insurance, legal fees and administrative service fees paid to Sepracor prior to our initial public offering in August 2000. General and administrative costs included amortization of non-cash stock compensation expense of $2.6 million, $5.6 million and $1.1 million in 2001, 2000 and 1999, respectively. Excluding the amortization of non-cash stock compensation charges, general and administrative expenses were $7.0 million, $3.3 million and $1.5 million in 2001, 2000 and 1999, respectively. The increase in general and administrative expenses in 2001 is due to the increase in personnel, legal, insurance and other expenses associated with being a public company, the expansion of our research and development operations and business development activities. The increase in general and administrative expenses in 2000 is due to the increase in personnel, legal, insurance and other expenses associated with being a public company.

        Net interest income (expense) was $3.0 million, $3.2 million and $(5.4) million in 2001, 2000 and 1999, respectively. Net interest income (expense) consists of interest income on cash and cash equivalents and marketable securities and interest expense on term loans payable, and in 1999, on a bridge financing. The decrease in interest income in 2001 is due to the reduction in interest rates during 2001. The increase in interest income in 2000 is due to the higher average cash and investment balances we maintained as a result of our initial public offering in August 2000. In 1999, interest expense includes non-cash interest expense of $5.5 million related to the beneficial conversion feature and the fair value of warrants issued in connection with a bridge loan financing.

        Income taxes.    As of December 31, 2001, we had federal and state net operating loss carryforwards of approximately $49.9 million and $17.3 million, respectively. As of December 31, 2001, we have recorded a full valuation allowance for our existing net deferred tax assets due to uncertainties regarding their realization. We also have federal research credit carryforwards of $1.0 million. The federal net operating loss and credit carryforwards may be limited by the change in ownership provisions contained in Section 382 of the Internal Revenue Code.

Liquidity and Capital Resources

        We have funded our operations principally with the proceeds of $78.5 million from a series of nine preferred stock offerings over the period 1995 through 1999, and net proceeds of $52.7 million from our initial public offering received in August and September 2000. In addition, on April 9, 2002, we completed a private placement of 2,993,800 shares of common stock to selected institutional investors at a purchase price of $15 per share, from which we received net proceeds of approximately $41.9 million.

        As of June 30, 2002, we have also received approximately $24.2 million in payments for collaborative research, contract services and milestone payments, as well as license fees from our collaborators, including Sepracor. Of these payments, $1.4 million constitutes deferred revenue as of June 30, 2002. P

        In addition, we have a $6.0 million term loan and $2.0 million equipment note with a commercial bank. The term loan accrues interest at the prime rate plus 0.50% (the prime rate was 4.75% at June 30, 2002) and the equipment note's interest rate is based on the LIBOR rate plus an applicable margin (the LIBOR rate was 1.9% at June 30, 2002). As of June 30, 2002, there was an outstanding loan balance of $3.0 million and an outstanding note balance of $1.8 million. Proceeds from the loan were used to repay Sepracor for leasehold improvements to our facilities and for general corporate purposes. Proceeds from drawdowns on the equipment note are being used to finance capital expenditure. The final loan balance is payable on December 31, 2002 and the final note balance is payable on December 31, 2004.

Six Months ended June 30, 2002 Compared to Six Months ended June 30, 2001

        Cash used in operations was $20.1 million and $10.0 million in the six months ended June 30, 2002 and 2001, respectively. The net loss of $22.6 million in the first six months of 2002 was reduced by non-cash charges for depreciation and non-cash stock compensation expense of $1.9 million. In the first six months of 2001, the net loss of $13.8 million was reduced by non-cash charges for depreciation and non-cash stock compensation expense of $3.8 million. The decrease in non-cash stock compensation expense in 2001 is due to the fact that the majority of the compensation relates to options issued prior to our initial public offering in August 2000 and is being amortized on an accelerated basis in accordance with Financial Accounting Standards Board Interpretation No. 28.

        Cash from investing activities was $8.6 million and $(6.4 million) in the six months ended June 30, 2002 and 2001, respectively. In the first six months of 2002, the principal source of cash resulted from the net sale of marketable securities of $9.1 million. Net proceeds from these sales are being used to fund our operating losses. In the first six months of 2001, the principal use of cash resulted from the net purchase of marketable securities of $5.2 million due to a change in investment portfolio managers. Capital expenditure was $516,000 and $1.2 million in the first six months of 2002 and 2001, respectively. Expenditure in both periods relates to the purchase of laboratory, office and computer equipment to support our increase in headcount during those periods.

        Cash from financing activities was $42.0 million and $(416,000) in the six months ended June 30, 2002 and 2001, respectively. The principal source of cash in the first six months of 2002 resulted from net proceeds of $41.9 million received from the private placement of 2,993,800 shares of common stock to certain institutional investors in April 2002. In the first six months of 2001, the net cash outflow principally related to repayments on our term loans of $431,000. Repayments on our term loans increased in the first half of 2002 due to the equipment note that we entered into in the second half of 2001.

        At June 30, 2002, our cash, cash equivalents and marketable securities totaled $85.2 million compared to $63.8 million at December 31, 2001.

Years ended December 31, 2001, 2000 and 1999

        Cash used in operations was $21.4 million, $215,000 and $15.4 million in 2001, 2000 and 1999, respectively. The net loss of $32.8 million for 2001 was partially offset by non-cash charges for the amortization of non-cash stock compensation and depreciation of $6.0 million and an increase in accounts payable and accrued liabilities of $6.0 million. The increase in accounts payable and accrued liabilities is a direct result of the increase in our operating costs principally relating to the increase in clinical trial expenditure for the development of our product candidates. In 2000, the net loss of

$15.3 million was partially offset by non-cash charges for the amortization of non-cash stock compensation and depreciation of $8.6 million and also the release of $5.0 million of restricted cash that was no longer required to be maintained under our term loan agreement with Fleet National Bank. In 1999, the net loss of $29.2 million was offset by non-cash charges for non-cash stock compensation, depreciation and interest expense on bridge loans of $10.8 million. The decrease in non-cash stock compensation in 2001 and 2000 is due to the fact that the majority of the compensation relates to options issued prior to our initial public offering in August 2000 and is being amortized on an accelerated basis in accordance with Financial Accounting Standards Board Interpretation No. 28.

        Investing activities used $16.3 million, $18.4 million and $264,000 of cash during 2001, 2000 and 1999, respectively. In 2001, cash was primarily used for the net purchases of marketable securities of $14.4 million due to a change in investment portfolio managers and the purchase of laboratory, office and computer equipment as well as leasehold improvements to our California facility of $2.0 million to support our increase in headcount during the year. In 2000, cash was primarily used for the net purchases of marketable securities with the net proceeds of our initial public offering, and in 1999 cash was used for the purchase of laboratory, office and computer equipment.

        Financing activities provided $1.0 million, $52.0 million and $45.8 million of cash in 2001, 2000 and 1999, respectively. In 2001, the draw down on our equipment loan of $1.5 million was partially offset by repayments of our term loan of $862,000. In 2000, we received net proceeds of $52.7 million from our initial public offering in August 2000, and in 1999 we received net proceeds of $41.1 million from the issuance of preferred stock.

        We expect to have negative cash flow from operations for the foreseeable future. We expect to incur increasing research and development, and general and administrative expenses, including expenses relating to clinical development, additions to personnel, production and commercialization efforts and the integration of our operations with those of Biosearch. Our future capital requirements will depend on a number of factors, including our success in developing markets for our products, payments received or made under collaboration agreements, the timing and outcome of regulatory approvals, the need to acquire licenses to new products or compounds, the status of competitive products, the availability of other financing and whether the proposed merger of Biosearch with and into us is completed. We believe our existing cash and cash equivalents and marketable securities, in addition to the cash and cash equivalents, trading securities and available-for-sale securities acquired in the merger, will be sufficient to fund our operating expenses, debt repayments and capital requirements for at least 24 months.

Recent Accounting Pronouncements

        In April 2002, the Financial Accounting Standards Board, known as the FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (SFAS 145). This standard will require gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet the criteria of unusual and infrequent in Opinion 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Any gain or loss on extinguishment will be recorded in the most appropriate line item to which it relates within net income before extraordinary items. SFAS 145 is effective for fiscal years beginning after May 15, 2002; however, certain sections are effective for transactions occurring after May 15, 2002. We do not expect the adoption of this standard to have a material effect on its financial statements.

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). This standard will require us to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The standard replaces the existing guidance provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The standard is effective for fiscal years beginning after December 31, 2002. We do not expect the adoption of this standard to have a material effect on its financial statements.

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations is based on our financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates on historical experience and other various assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

        Our critical accounting policies are as follows:

  Revenue Recognition

        We recognize revenues as they are earned. Revenue from license fees and contract services are recognized over the initial license or contract service term as the related work is performed, which generally is on a straight-line basis. Nonrefundable milestone payments received are recognized when they are earned, as the specific events in the related collaboration agreements are achieved. Milestone payments received that are creditable against future royalty payments are deferred and recognized as revenue when the royalties are earned or when the payment is no longer creditable against future payments, unless the future royalty payments are determined to be at fair value in which case the milestone payment will be recognized as income as earned and when all other revenue recognition criteria have been met. Collaborative research and development payments are recognized as the related work is performed.

  Valuation Allowance

        We have established a valuation allowance to reduce our deferred tax asset to an amount that is more likely than not to be realized. We account for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income.

Quantitative and Qualitative Disclosures About Market Risk

  Interest rates

        Our exposure to interest rate risk relates to our cash and cash equivalents and marketable securities as well as our term loan and equipment note with a commercial bank. Our marketable securities are subject to interest rate risk and could decline in value if interest rates fluctuate. However, due to the conservative and short-term nature of these investments, such exposure is limited. Borrowings under our term loan and equipment note are also exposed to interest rate risk as they are subject to interest rates based on the bank's base rate or LIBOR.

        The table below presents principal amounts and related weighted average interest rates by year of maturity for our cash and cash equivalents and marketable securities as of June 30, 2002 (in thousands):

	2002	2003
Cash and cash equivalents	$61,873	—
Average interest rate	1.86%	—
Marketable securities	$14,837	$8,398
Average interest rate	2.22%	2.51%

        The estimated fair value of our cash and cash equivalents and marketable securities approximate the principal amounts reflected above based on the short-term maturities of these financial instruments.

        The estimated fair value of our debt obligations approximates the principal amounts due based on the interest rates currently available to us for debt with similar terms and remaining maturities.

  Currency Risk

        If the merger is completed we will be exposed to foreign currency exchange rate risk. See "Risk Factors—Risks Related to International Expansion."

Inflation

        We do not believe that inflation has had a material adverse impact on our business or operating results during the quarters presented.

BUSINESS OF VERSICOR

Overview

        We are a biopharmaceutical company focused on the discovery, development and marketing of pharmaceutical products for the treatment of bacterial and fungal infections. We focus on seeking to develop antibiotics and antifungals that may have competitive advantages over existing products, such as greater potency, improved effectiveness against difficult to treat strains and reduced toxicity. Because the development process for anti-infective products is relatively efficient and well-defined, we believe the costs and time required to bring new anti-infective products to market can be significantly less than the time required to bring products to market in other major therapeutic categories.

        We have a two-fold approach to product development and marketing. Our primary strategy is to focus on the development of proprietary products, concentrating on injectable antibiotic and antifungal products for the hospital market. We expect to market these products to hospitals in North America through our to be developed direct sales force, which we believe we can accomplish through a targeted and cost-effective sales and marketing infrastructure. Our product candidates target disease indications that represent markets where there is demand for new therapies.

        Our secondary strategy is to collaborate with major pharmaceutical companies to discover and develop orally administered antibiotic and antifungal products for the non-hospital market. Major pharmaceutical companies are generally better suited to market these products, as these products require substantial expenditures for sales and marketing to reach their full market potential. Under our typical collaboration agreements, we are responsible for discovering the compounds and our collaborators are responsible for developing and marketing them. We expect to receive a combination of research funding, milestone payments and equity investments from our collaborators, as well as royalty fees if any products are commercialized.

        Our discovery platform combines our proprietary expertise in the critical areas of functional genomics, mechanism-based rational drug design and lead optimization. We intend to leverage our technology platform to discover and supply lead compounds both for internal development and commercialization, in the case of intravenous products, and for our pharmaceutical collaborations, in the case of oral products.

Our Proprietary Products

        Our lead antifungal product candidate, anidulafungin, is an antifungal intended for the intravenous treatment of serious systemic fungal infections. Anidulafungin has potent activity against the principal yeasts, such as Candida, and molds, such as Aspergillus, that cause serious fungal infections. In addition, anidulafungin has fungicidal activity, which means that it kills the fungus. This is in contrast to many widely-used antifungal agents which only inhibit fungal growth. Because of anidulafungin's novel mechanism of action, it is active against strains resistant to other agents, such as fluconazole. We believe anidulafungin will have competitive advantages over existing therapies because it combines potent fungicidal activity with a good safety profile to date. We began a Phase III trial with anidulafungin for the treatment of esophageal candidiasis in the first quarter of 2001, and have completed patient enrollment. Assuming a successful outcome in this trial, we intend to file a new drug application, or NDA, by the end of April 2003. We began a Phase II trial in invasive candidiasis and candidemia in the second quarter of 2001 and have completed patient enrollment, and began a Phase III trial in aspergillosis in the fourth quarter of 2001.

        Our lead antibiotic product candidate, dalbavancin, is a next-generation antibiotic belonging to the same class as vancomycin, the most widely used injectable antibiotic for Staphylococcal infections. Dalbavancin is intended for the treatment of serious systemic infections, particularly those caused by Staphylococci. Dalbavancin is more potent than vancomycin, in particular against methicillin-resistant

Staphylococci, a common and difficult-to-treat bacteria. Dalbavancin has bactericidal activity, which means that it kills the bacteria rather than inhibits its growth, as shown in both the laboratory and in infected animals. Because of its unique pharmacokinetic properties and the tolerability profile seen to date even at high doses, dalbavancin has the potential to be dosed either daily or weekly, which is a significant competitive advantage over other products. We successfully completed a Phase II trial with dalbavancin for the treatment of skin and soft tissue infections and in the first quarter of 2002, we initiated Phase II trial in catheter-related bloodstream infections. We intend to commence our first Phase III clinical trial with dalbavancin in the second half of 2002.

Research Programs

  Research Collaborations

        Our most advanced collaboration is with Pharmacia Corporation and is aimed at discovering second and third generation oxazolidinones. The oxazolidinones represent the first new major class of antibacterial products to enter the market in over 30 years. They are active against a broad range of bacteria, including multidrug resistant Staphylococci, Streptococci and Enterococci. Pharmacia received FDA approval, independent of us, for the first generation oxazolidinone called Zyvox™. We have identified several structurally novel second generation oxazolidinone candidates, certain of which have either a broader spectrum of activity or improved potency. Some of these compounds also have good activity in pre-clinical in vivo studies when administered orally. In October 2000, Pharmacia increased its research support payments to us by 30% and, in June 2002, we amended our original agreement with Pharmacia to extend the research term an additional three years.

        Our second collaboration is with Novartis Pharma AG and is designed to develop deformylase inhibitors as new antibacterial agents and to provide novel target-based screens. Deformylase is an essential enzyme present in bacteria but absent in human cells, and thus represents a target for the discovery of inhibitors that can serve as broad spectrum antibacterial agents. We have identified several lead inhibitor molecules that are active against multidrug resistant strains, as well as respiratory pathogens such as S. pneumoniae, H. influenzae and M. catarrhalis. Several lead compounds have demonstrated activity in pre-clinical in vivo studies when administered orally, representing an example of de novo design of an active antibacterial agent. Additionally, in August 2001 and January 2002, we received a fourth and fifth milestone payment, respectively, as a result of our delivery of our fourth and fifth target-based screens, which we expect will be used in Novartis' high-throughput screening laboratory to identify new anti-infectives. In March 2002, we amended the original agreement in order to extend the research term an additional year and to provide that Novartis will make an additional payment upon our achievement of a new milestone.

        Our third collaboration is with Biosearch and is called BIOCOR. Biosearch scientists have already been responsible for the discovery of an antibiotic, teicoplanin. Natural product antibiotics frequently require chemical modification to convert them into a usable drug. Biosearch makes such naturally occurring lead molecules available to us, and we employ our expertise in combinatorial and medicinal chemistry to optimize the leads and produce clinical candidates. Early progress has validated our ability to apply combinatorial chemistry to these frequently large and complex molecules.

  Internal Discovery Research

        In addition to our external research collaborations, we have an internal research program. The objective of internal research is to discover novel antimicrobials for hospital use for development by us. This effort combines our internal expertise in functional genomics-based target selection, novel assay development, mechanism-based rational drug design, combinatorial chemistry and medicinal chemistry. We are currently investigating several in vivo active leads.

Versicor's Strategy

        Our objective is to be a leader in the discovery, development and marketing of pharmaceutical products for the treatment of bacterial and fungal infections in the hospital setting. We intend to achieve this goal through the implementation of four strategies:

  •
  Focus our discovery and development efforts on products to treat bacterial and fungal infections. We believe that anti-infective products have significant development advantages over products in other therapeutic categories. These advantages include lower costs and shorter development cycles. In addition, this area has a greater probability of clinical success due to the higher predictive value of clinical trials in this area. Additionally, there is a growing demand for new anti-infective products. This demand is driven primarily by the aging of the population, the growing number of seriously ill patients in hospitals and an increase in immunosuppression and fungal and bacterial resistance to existing therapies.

  •
  Target our resources on products that have potential utility in the hospital setting. We believe that our efforts are best focused on developing products that would be administered in a hospital setting. Because of the increased number of elderly patients and the severity of illnesses among patients in intensive care units, we believe that hospitals present an addressable market with significant unmet needs. This strategy will also allow us to use a relatively small sales force, thereby allowing us to reach the greatest number of patients while still remaining cost-effective.

  •
  Focus on products that have a competitive advantage over currently marketed drugs. We intend to focus our development efforts on products that we expect to have potential advantages over currently marketed drugs. This strategy reduces the time and expense we will need to effectively educate physicians about new types of treatments and will allow us to market our relative benefits directly against our competitors' products.

  •
  Pursue our two-fold approach to product development. We have a two-fold approach to product development and marketing. Our primary strategy is to internally develop anti-infective products with utility in a hospital setting and market these products with our own direct sales force. For oral products with utility in treating community-acquired infections, we intend to collaborate in our development and marketing efforts with large pharmaceutical companies. This two-fold approach allows us to pursue proprietary internal development and marketing of those products for which we feel the development and marketing requirements are manageable and to out-license products that require greater resources than we are willing to commit, such as oral products.

Our Proprietary Product Candidates

        The table below summarizes our product candidates, their target infections, their nature of activity and their development status.

Product Candidate/Program	Target Infections	Nature of Activity	Development Status
Proprietary
Anidulafungin	Esophogeal Candidiasis	Fungicidal	Phase III(1)
	Aspergillosis	Fungicidal	Phase III
	Candidemia	Fungicidal	Phase II(1)
Dalbavancin	Skin and Soft Tissue Infections	Bactericidal	Phase II(2)
	Blood Stream Infections	Bactericidal	Phase II
Collaborations
Oxazolidinones	Bacterial Infections	Bacteriostatic	Pre-clinical
(Pharmacia)			in vivo
Deformylase Inhibitors	Bacterial Infections	Bacteriostatic/	Pre-clinical
(Novartis)		Bactericidal	in vivo

(1)
Patient enrollment complete.

(2)
Clinical trial complete.

Anidulafungin—A Novel Antifungal for the Treatment of Serious Infections

  Clinical Efficacy of Anidulafungin

        Anidulafungin demonstrated efficacy in a Phase II clinical trial involving 29 evaluable patients with esophagitis. Esophagitis is an inflammation of the lower part of the esophagus, usually caused by a fungal infection, such as with Candida. This disease is most frequently encountered in AIDS patients and is a serious cause of morbidity. Patients enrolled in this trial were treated with daily intravenous infusions of anidulafungin for up to 21 days. As demonstrated by the figure below, at both dosing regimens, over 80% of evaluable patients were cured or improved, as measured by an endoscope, an instrument permitting visual examination of the esophagus. Anidulafungin was well-tolerated at both of the doses studied.

Anidulafungin Dosage (Loading/Maintenance)	Endoscopic Response
50 mg/25 mg	13/16 (81%)
70 mg/35 mg	11/13 (85%)

        A subsequent safety and tolerance study indicated that an anidulafungin loading dose of 260 mg followed by daily maintenance doses of 130 mg was well-tolerated by volunteers. Based upon the proportion of complete and partial responders observed in the Phase II trials and the safety data obtained from the maximum tolerable dose study, we believe that anidulafungin may achieve improved efficacy at a dose higher than that used in the Phase II esophagitis trial, while maintaining its safety and tolerability profile.

        A pivotal Phase III trial of anidulafungin for the treatment of esophageal candidiasis, which we began in the first quarter of 2001, recently completed enrollment. In this randomized, double-blind, double-dummy trial involving 600 patients, anidulafungin at a loading dose of 100 mg and daily maintenance doses of 50 mg is being compared with fluconazole. Treatment will continue for between

14 and 21 days, with the primary assessment of response made at the end of therapy. Additional evaluations will be made at a follow-up visit approximately two weeks later. As in the Phase II trial, endoscopic response will be the primary endpoint, with both clinical responses and eradication of fungi as secondary endpoints. We have completed patient enrollment, and assuming successful completion of the Phase III trial, we anticipate filing an NDA by the end of April 2003.

        We began a Phase II trial in candidemia and invasive Candida infections in the second quarter of 2001 and have completed patient enrollment. In this randomized, open-label clinical trial, we are comparing the efficacy of different anidulafungin dosages: a loading dose of 200 mg and daily maintenance doses of 100 mg, a loading dose of 150 mg and daily maintenance doses of 75 mg, and a loading dose of 100 mg and daily maintenance doses of 50 mg. The trial involves 120 patients at centers in the United States. Assuming successful completion of the Phase II trial, we expect to initiate a Phase III trial in invasive candidiasis and candidemia in the fourth quarter of 2002.

        We began a Phase III trial of anidulafungin for the treatment of aspergillosis in the fourth quarter of 2001. Aspergillosis is an extremely serious disease, with a very high rate of mortality, for which new therapies are urgently needed today. For this reason, and because our Phase I trial demonstrated that higher doses of anidulafungin were well tolerated by volunteers, we have taken an anidulafungin dose of a 200 mg loading dose followed by daily maintenance doses of 100 mg directly into our Phase III trials. This open-label, non-comparative study will enroll up to 60 hospitalized patients with a diagnosis of invasive aspergillosis. A single daily intravenous infusion of anidulafungin and a single daily intravenous infusion of a lipid-complexed formulation of amphotericin B will be administered to patients for up to 90 days. The primary endpoint is combined global response, i.e., clinical and radiographic responses, at the conclusion of therapy. Secondary endpoints are survival measured at 28 days, at the conclusion of therapy and at four weeks following therapy in addition to clinical, radiographic and mycologic responses at the end of therapy and at four weeks following therapy.

  Characteristics of Anidulafungin

        Anidulafungin, our lead antifungal product candidate, belongs to the new echinocandin class of antifungal agents. It is being developed for the treatment of serious fungal infections, including disseminated or bloodstream infections, pulmonary infections and esophagitis, or severe infections of the esophagus. The most serious fungal infections generally occur in individuals who have impaired immune systems. In vitro, anidulafungin is fungicidal, which means that it kills, rather than just inhibits, fungi. Anidulafungin is active against strains resistant to azoles, such as fluconazole.

        Anidulafungin is a chemically modified derivative of a natural product that was chosen for development because of its improved properties over existing treatments. In May 1999, we obtained an exclusive worldwide license for its development and commercialization from Eli Lilly.

        As compared with current therapies, we believe that anidulafungin has a number of advantages, including the following:

  •
  Novel mechanism of action. Anidulafungin belongs to a new class of antifungal drug that only recently has been developed for human use. It selectively inhibits an enzyme, found only in fungi, which is critical for the production and integrity of the fungal cell wall. This mechanism is completely different from that of the polyenes, such as Amphotericin B, and the azoles, such as fluconazole. The mechanism of action of anidulafungin has advantages, including fungicidal activity and lack of cross-resistance with traditional therapies. In addition, this novel mechanism of action may allow for synergistic combinations with polyenes or azoles and may result in better outcomes for patients with the most difficult-to-treat infections.

  •
  Potent broad spectrum. Anidulafungin has shown highly potent in vitro activity against diverse groups of fungi, both yeasts and molds, that cause life-threatening infections. Anidulafungin is particularly potent against Candida, including fluconazole-resistant strains, and Aspergillus, the two most common types of fungi causing serious human infections. The following figure illustrates the in vitro potency of anidulafungin against Candida albicans, as measured by the MIC90, or the concentration of drug that inhibits the growth of 90% of the fungal strains, on a logarithmic scale. The figure demonstrates that to inhibit the growth of Candida albicans, less anidulafungin is needed as compared with existing agents caspofungin, amphotericin B and fluconazole.

Source: NIAID MSG 33-34 Survey

        The following figure illustrates the in vitro potency of anidulafungin against Aspergillus fumigatus, as measured by the mean MIC of the drug. The figure demonstrates that to inhibit growth of Aspergillus fumigatus, far less anidulafungin is needed as compared with existing agents caspofungin and amphotericin B.

Source: J. Clin. Microbiol. (1998), 36:2950 J. Clin. Microbiol. (1998), 42:2726

        As compared with other antifungal agents, these data illustrate that anidulafungin is more potent than available therapies. Anidulafungin also demonstrated impressive activity in a variety of animal models of Candida and Aspergillus infection. These included quite severe infections in immunosuppressed animals, such as disseminated infections and pulmonary aspergillosis. Efficacy was shown against different species and strains of Candida, including strains resistant to fluconazole. For example, in animal models the number of Candida in the liver, spleen, kidneys and lungs were reduced by 99.99% at the anidulafungin dosage of 0.5 mg/kg. In animals infected with Aspergillus, 80% of those treated with 2.5 mg/kg/day of anidulafungin survived until the end of the experiment (ten days), whereas all untreated animals died within four days.

  •
  Fungicidal.  Anidulafungin kills fungi. This is an important characteristic of its novel mechanism of action, which it affects the integrity of the protective cell wall of fungi. This is an advantage over the widely used azole class of antifungal agents, which are fungistatic, meaning that they merely inhibit the growth of fungi and do not kill them. For example, when comparing anidulafungin to fluconazole, a fungistatic agent, anidulafungin's killing power is clearly demonstrated: After twelve hours of exposure to anidulafungin, more than 99.5% of the exposed fungus was killed. After twelve hours of exposure to fluconazole, none of the exposed fungus was killed.

        Patients that are severely immunosuppressed may be more effectively treated with a therapy that is fungicidal rather than fungistatic.

  •
  Low potential for developing resistance.  As shown in the figure below, in the laboratory it has proven very difficult to develop resistance to anidulafungin. The lines represent the amount of anidulafungin and fluconazole needed to inhibit the growth of Candida. As more days pass in the experiment, the amount of fluconazole required to inhibit the fungus increases, while the amount of anidulafungin required to inhibit the fungus is unaffected.

  •
  Well-tolerated in humans.  In 11 separate Phase I, II and III clinical trials, over 200 volunteers and patients have received anidulafungin and it has been well-tolerated. Amphotericin B, which belongs to the polyene class of compounds, is an effective fungicidal drug. However, even with the newer lipid formulations, the use of polyenes may be associated with severe side effects and use is sometimes limited by toxicity. The other major class of antifungal drugs, the azoles, is better tolerated than the polyenes, but they lack fungicidal activity against Candida.

Dalbavancin—A Next-Generation Antibiotic for the Treatment of Serious Gram-Positive Infections

  Clinical Experience with Dalbavancin

        Phase I dose-ranging trials in normal volunteers have been concluded. High single doses, up to 1120 mg, and multiple doses, consisting of a loading dose of 1000 mg and repeat daily doses up to 100 mg for six days, were evaluated in these trials. The pharmacokinetics of dalbavancin with these dosage regimens were reproducible and followed the predictions made on the basis of pre-clinical, preliminary Phase I and modeling studies. The safety and tolerability profile was very good, with no dose-limiting toxicities encountered. On the basis of these results, we initiated and completed a Phase II clinical trial in skin and soft tissue infections. We also started a Phase II trial in catheter-related bloodstream infections in the first quarter of 2002. Both Phase II trials will include dose arms that evaluate the efficacy and safety of weekly administration of dalbavancin.

  Characteristics of Dalbavancin

        Dalbavancin is a novel next-generation glycopeptide antibiotic, a chemically modified derivative of a natural product. We are developing dalbavancin as an alternative to vancomycin for the treatment of serious Gram-positive infections, predominantly in hospitalized patients. Dalbavancin has potent in vitro activity against Gram-positive bacteria. In particular, we are targeting infections caused by Staphylococci, including methicillin-resistant strains, the principal indication for vancomycin. Serious infections caused by Staphylococci include skin and soft tissue infections, bloodstream infections and osteomyelitis. An additional advantage of dalbavancin is its ease of administration, because of its unique pharmacokinetic profile and its safety and tolerability profile to date. We initiated a Phase II clinical trial of dalbavancin for the treatment of skin and soft tissue infections in the second quarter of 2001 which we completed in the second quarter of 2002. We also initiated a Phase II trial in catheter-related bloodstream infections in the first quarter of 2002. We plan to commence our first Phase III trial in the fourth quarter of 2002.

        We believe dalbavancin has the following advantages over current therapies:

  •
  Greater potency.  In the laboratory, dalbavancin demonstrated better activity against a range of Gram-positive bacteria, including all of the staphylococcal species, in particular against MRSA and MRSE. These organisms are among the most difficult to treat successfully and vancomycin is one of the few treatment options currently available. As shown in the figure below, dalbavancin was more potent in vitro than other marketed and experimental antibiotics belonging to the glycopeptide class against MRSA and MRSE. The figure demonstrates that to inhibit the growth of MRSA and MRSE, less dalbavancin is needed as compared with existing agents vancomycin, teicoplanin and the investigational agent, oritavancin. Activity is expressed as by the MIC90.

Source: JAC (1999), 44:179

        This data illustrates that dalbavancin is more potent than available therapies. Dalbavancin also demonstrated impressive potency in a number of animal model infections, caused by a variety of Gram-positive bacteria, including those resistant to methicillin. Dalbavancin was efficacious against Staphylococcal endocarditis in animal models, as well as against Streptococcus pneumoniae pulmonary infection in normal and immunosuppressed animal models. Pharmacodynamic studies in animal models demonstrated bactericidal activity in the animals coupled with good tissue penetration and distribution of dalbavancin.

  •
  Bactericidal.  Dalbavancin kills Gram-positive bacteria. This may be an advantage over certain other therapies such as Zyvox™, which is only bacteriostatic. Patients with serious infections caused by methicillin-resistant Staphylococci may be more effectively treated with a therapy that is bactericidal rather than bacteriostatic.

  •
  Unique, flexible and infrequent dosing regimen.  Human pharmacokinetic data and studies in animal models demonstrated that dalbavancin has a long duration of action after administration and shows promise to become the first available once-weekly injectable antibiotic for the treatment of Staphylococcal and other serious Gram-positive hospital infections. Once-weekly dosing may allow some patients to have IV lines discontinued, which translates into fewer opportunities for local infection and blood stream infections. This may also provide pharmacoeconomic benefits, such as shorter hospital stays, less need for follow-up oral antibiotics and other reduced costs.

  •
  Well-tolerated in humans.  We successfully completed our Phase I dose-escalation clinical trial in which dalbavancin was well tolerated even at very high doses and its pharmacokinetics were predictable.

Research Collaborations

  Oxazolidinones

        We are collaborating with Pharmacia to identify new generations of oxazolidinones. The oxazolidinones are the first major new chemical class of antibacterial products to enter the market in over 30 years. Pharmacia has received FDA approval, independent of us, for a new drug called Zyvox™, the most advanced molecule in this class. Based on historical precedents for antibiotics, it is likely that the development of subsequent generations of oxazolidinones with improved potency and broader spectrum of activity will create a major market opportunity. Oxazolidinones are active against a broad spectrum of Gram-positive pathogens, including multidrug resistant Staphylococci, Streptococci and Enterococci. They have a novel mechanism of action involving inhibition of an early step in protein biosynthesis. This process is also inhibited by antibiotics such as tetracycline. Oxazolidinones have no cross resistance to other classes of antibiotics.

        We began working on oxazolidinones at a time when several large pharmaceutical companies were already actively involved in this area. Our scientists used their expertise in combinatorial chemistry to optimize leads around the core oxazolidinone structure and identified several novel lead structures with good in vivo activity when administered orally. Pharmacia signed a collaboration agreement with us in March 1999. We have identified several novel molecules with an enhanced spectrum of activity, including activity against the pathogen H. influenzae, improved potency against multidrug resistant bacteria including MRSA, MRSE, vancomycin-resistant Enterococci and penicillin-resistant Streptococcus pneumoniae. Several compounds have also demonstrated good activity in pre-clinical in vivo studies when administered orally and are therefore undergoing advanced in vivo testing. Advanced in vivo testing includes testing the efficacy of the compounds with increased dosages, the absorption of the compound in the blood, the differences between the oral formulation and the intravenous formulation and the toxicity of the compound. In October 2000, Pharmacia increased its research funding to us by 30%. In June 2002, we amended our original agreement with Pharmacia in order to extend the research term an additional three years.

  Deformylase Inhibitors

        We are collaborating with Novartis to develop deformylase inhibitors as antibacterial agents. Deformylase is an essential enzyme present in bacteria but absent in human cells, thus representing a good target for the discovery of inhibitors that can serve as broad spectrum antibacterial agents. Deformylase is a metal-containing enzyme, or metalloenzyme. If this metal is removed or interfered with, the enzyme can no longer function. Since it is possible to design molecules that bind to metals, this makes it especially attractive for the design of mechanism-based drugs. Captopril™, the first drug to be rationally designed using this approach, is an inhibitor of a metalloenzyme called Angiotensin Converting Enzyme, or ACE. The design of Captopril, which is used to treat hypertension and congestive heart failure, represented a major pharmaceutical breakthrough. Deformylase offers an excellent opportunity for integrating this principle of mechanism-based drug design with our combinatorial chemistry based approach.

        Based on our scientists' experience in the Captopril™ field, we initiated a highly focused chemistry effort targeting the rational design and synthesis of deformylase inhibitors. We designed a set of pharmacophoric libraries specifically suited for metalloenzyme targets and also developed new synthetic methodologies for the preparation of these libraries. Screening these libraries against deformylase led to the identification of several molecules with excellent enzymatic and whole-cell inhibitory activity. Our proprietary "Gene to Screen" technology helped identify those leads that inhibited bacterial growth by specifically inhibiting deformylase. Through proper integration of combinatorial chemistry with medicinal chemistry, more specific lead series were further optimized with excellent selectivity, as well as activity against clinically significant multidrug resistant bacteria. Novartis has filed patent applications on the novel structures that we have synthesized. Many of these compounds have demonstrated good in vivo activity in pre-clinical studies when administered orally. We are in the process of selecting a compound for development by Novartis, from the advanced lead molecules that we have available. In addition to the work on deformylase inhibitors, we have been delivering to Novartis a series of screening assays based on novel anti-bacterial targets. For each screen that Novartis accepts as validated, we receive a milestone payment. In August 2001 and January 2002, Novartis paid us our fourth and fifth milestone payment, respectively, for this collaboration. In March 2002, we amended our original collaboration agreement with Novartis to extend the research term an additional year and to provide that Novartis shall make an additional payment upon our achievement of a new milestone.

  BIOCOR Collaboration

        In February 1998, we established an exclusive lead optimization collaboration with Biosearch called BIOCOR. Through this collaboration, Biosearch contributes natural product leads, and we contribute our combinatorial and medicinal chemistry expertise to optimize these leads and identify product candidates. The advantage of working with these leads is that they have already been shown to inhibit the growth of intact bacterial cells. Penetrating an intact cell is frequently a major obstacle to the successful development of an active drug. Biosearch is the management spin-off of an infectious disease research center that was formerly part of Hoechst Marion Roussel, now called Aventis. Biosearch scientists have been screening microbial fermentations for over 20 years. BIOCOR provides us with access to the attractive area of natural product leads without the expensive infrastructure necessary to generate such leads independently. In December 2000, we expanded this collaboration by sponsoring additional chemists in Italy and by providing novel proprietary screening assays and targets to BIOCOR. Biosearch has increased the number of natural product libraries that they are contributing to BIOCOR.

Internal Discovery Research

        We use a variety of approaches combining the best drug discovery tools available. Thus, we integrate our capabilities in the areas of lead optimization, functional genomics and mechanism-based rational drug design to fill both our proprietary and collaborators' product pipelines.

  Lead Optimization

        Several members of our scientific staff are pioneers in the application of combinatorial chemistry to drug discovery. We have focused our efforts on the practical applications of this powerful technology for the discovery and development of new antibacterial agents. We believe that the best use of combinatorial chemistry is in lead optimization via preparation of hundreds of discrete, well-characterized compounds based on core lead structures. We have analyzed the antibacterial field to arrive at potential lead optimization candidates that are either previously abandoned molecules, or are molecules on which work is still being done. In both cases, we have chosen molecules that have the potential for significant improvements in potency, spectrum of activity or other properties. Our expertise allows us to develop combinatorial methods for modifying structurally complex molecules. Once a suitable molecule for lead optimization is selected, we establish a proprietary position by using combinatorial chemistry to prepare new analogs that fall outside the patent scope of our likely competitors. Following the discovery of novel bioactive lead structures, we integrate our combinatorial and medicinal chemistry efforts to prepare individual molecules that can be navigated efficiently through pre-clinical testing. Once an in vivo active lead has been established, we determine whether the molecule best fits our proprietary product or our collaborators' product portfolios. The successful execution of this strategy has been demonstrated by our collaborative oxazolidinone project with Pharmacia.

  Functional Genomics and Mechanism-Based Rational Drug Design

        The complete genetic blueprints, or genomes, of the majority of clinically relevant bacteria are now accessible through the Internet. We take a highly focused and practical approach to using this genomic information by carefully selecting targets that have a mechanism suited to rational drug design. To facilitate efficient integration of mechanism-based drug discovery with combinatorial chemistry, we select mechanism-based families of targets such as metalloenzymes. We search genomes for characteristic genetic signatures and compare different genomes to identify targets that are present in a clinically relevant spectrum of bacteria. We use genetic techniques to establish that any target selected is essential for growth, and confirm this in several relevant bacterial species. Once we have carefully selected the target, we begin a highly focused chemistry effort using mechanism-based drug design. We then apply our "Gene to Screen" technology that allows us to increase or decrease the amount of target gene product, which is usually an enzyme, inside a cell by use of a special genetic regulator. Our ability to vary the concentration of a target enzyme inside a cell has proved an important support tool for our chemists, as they can then confirm whether a potent enzyme inhibitor stops the growth of bacteria by inhibiting the same enzyme. Our "Gene to Screen" technology allows our chemists to select leads that have the correct mechanism, without the inhibition of other enzymes that could result in toxicity. This integrated approach has been validated by our metalloenzyme program with Novartis to develop deformylase inhibitors. We are currently working with four additional metalloenzyme targets to build on this success in our novel molecules programs.

Licensing and Collaborative Agreements

  Eli Lilly

        In May 1999, we entered into a license agreement with Eli Lilly to obtain an exclusive worldwide license for the development and commercialization of anidulafungin. The license agreement provides for a number of payments from us to Eli Lilly, as follows: (i) an up-front payment for the license; (ii) periodic milestone payments bearing on achieving certain goals related to intravenous and oral formulations; (iii) payments during the period 2000 through 2002 for product inventory; and (iv) royalty payments based upon the net sales of the applicable products. We have also granted to Eli Lilly an option to license the exclusive worldwide rights to any oral formulation of anidulafungin, which is exercisable upon successful completion of Phase II clinical trials. If Eli Lilly exercises this option, Eli Lilly will pay us an up-front fee and royalties based on net product sales, and will reimburse us for any milestone payments paid plus the value, on a cost-plus basis, of all prior development expenses attributed to the development and commercialization of the oral formulation of anidulafungin.

  Biosearch Italia

        In February 1998, we entered into a license agreement and a collaboration agreement with Biosearch. Under the license agreement, Biosearch granted us an exclusive license to develop and commercialize dalbavancin in the United States and Canada. In exchange for the license and upon the receipt of favorable results in pre-clinical studies, we paid a license fee and issued shares of our common stock to Biosearch. We are obligated to make additional payments upon the achievement of specified milestones. We are also required to pay Biosearch royalties in respect of sales of any product that results from the compound. Subject to its establishment of an FDA-approved facility capable of manufacturing dalbavancin within an agreed-upon time frame, Biosearch has a right of first refusal to manufacture and supply us with our requirements for dalbavancin. The license agreement terminates on a country-by-country basis upon the expiration of all product patents in the country.

        Under the collaboration agreement with Biosearch and a related addendum entered into in January 2001, we established a lead optimization joint venture called BIOCOR. Biosearch contributes leads, while we contribute our combinatorial and medicinal chemistry expertise to optimize the leads. Under the terms of the collaboration agreement, the parties have agreed to share equally all costs associated with preclinical studies for the filing of an NDA, and we agreed to pay Biosearch milestone payments for each lead compound that is successfully optimized and developed through Phase I clinical trials. Biosearch has the exclusive license in Europe to commercialize intravenous products for the hospital setting resulting from this collaboration and will retain all income derived from commercialization in Europe. We have the exclusive license in the United States and Canada for the commercialization of intravenous products for the hospital setting and will retain all income resulting from commercialization in the United States and Canada. We will share with Biosearch all revenue from the commercialization of intravenous products for the hospital setting in all countries other than the United States and Canada and outside of Europe, as well as from any oral products that are developed. Subject to its establishment of an FDA-approved facility within an agreed-upon time frame, Biosearch has a right of first refusal to manufacture and supply us with our requirements for products that result from this collaboration. The collaboration agreement terminates upon the expiration of all licensed patents resulting from the collaboration. In January 2001, we expanded this collaboration by sponsoring additional chemists in Italy and making certain proprietary screening assays available to Biosearch through BIOCOR. Biosearch has increased the number of natural product libraries they are contributing to BIOCOR.

  Pharmacia Corporation

        In March 1999, we entered into a collaboration agreement with Pharmacia pursuant to which we are collaborating to discover, synthesize and develop second and third generation oxazolidinone product candidates. In connection with the collaboration, Pharmacia made an initial equity investment in us and paid research support and license fee payments to us. Under the terms of this agreement and as consideration for our research obligations, we are entitled to receive from Pharmacia funding to support certain of our full-time researchers. If specified milestones are achieved, Pharmacia must pay us additional payments per compound. In October 2000, pursuant to an agreement between Pharmacia and us, Pharmacia increased its funding for this collaboration by 30%. We have assigned to Pharmacia one United States patent application and a corresponding Patent Cooperation Treaty patent application relating to this collaboration. Both applications involve the methodology of preparing oxazolidinones, libraries and pharmaceutical compositions. Pharmacia has agreed to conduct the development, manufacture and sale of products resulting from the collaboration. We are entitled to receive royalties on the sales of any products developed and commercialized. Pharmacia is allowed to offset some of its royalty payments with previous milestone payments made to us. This agreement will terminate on a country-by-country basis with respect to a product developed under the collaboration upon the later of 10 years from the date of the first commercial sale of the product in the country or the expiration of all product patents in the country. In June 2002, we amended the original agreement to extend the research term an additional three years.

  Novartis Pharma AG

        In March 1999, we entered into a collaboration agreement with Novartis pursuant to which we are collaborating to discover and develop novel deformylase inhibitors. In connection with the collaboration, Novartis has made an equity investment in us and has made milestone payments to us. Under the terms of this agreement, we have established with Novartis a joint research committee and we are responsible for performing the three-year research plan developed by the committee. In return, Novartis has agreed to pay us a fee. In addition, we granted Novartis and Novartis granted us reciprocal research licenses. We also granted Novartis an exclusive worldwide commercial license, pursuant to which it may develop, manufacture and sell products resulting from this collaboration. We are entitled to receive payments upon Novartis' achievement of certain research milestones. For each product that Novartis develops and launches in a major country, we are entitled to receive royalties on sales of the product and additional payments if the product contains one of our compounds and a lesser sum if the product contains a Novartis compound. Novartis may offset some of its royalty payments with previous milestone payments made to us. We have the option to co-promote with Novartis in hospitals in the United States and Canada any product that contains one of our compounds as an active ingredient, but we will not be entitled to royalties from sales of the product in this territory if we exercise our co-promotion option. This agreement terminates on a country-by-country basis with respect to a product developed under the collaboration upon the longer of 10 years from the date of the first commercial sale of the product in the country or the time at which the product is no longer covered by a pending or issued patent in the country. In March 2002, we amended the original agreement in order to extend the research term an additional year and to provide that Novartis shall make an additional payment upon our achievement of a new milestone.

Sales and Marketing

        We intend to market and sell our proprietary products through a direct sales force in the United States and Canada. Because we are targeting the hospital market, we believe we can hire a relatively small sales force which will be sufficient to provide full coverage. Our management has experience in building specialty pharmaceutical sales forces. We expect to collaborate with other pharmaceutical companies to market our collaboration products outside hospitals in the United States and Canada, and in overseas markets.

Manufacturing

        We have no manufacturing facilities and have used contract manufacturers to produce our drugs. Biosearch is our supplier of bulk drug substance dalbavancin. In June 2001, we entered into a manufacturing, development and supply agreement with Abbott pursuant to which Abbott would manufacture final formulation of anidulafungin. In August 2002, we agreed with Abbott to terminate this agreement. Eli Lilly has supplied us with sufficient anidulafungin active pharmaceutical ingredients to finish clinical trials and market the drug for a couple of years.

Intellectual Property

        The proprietary nature of, and protection for, our products, product candidates, processes and know-how are important to our business. We seek patent protection in the United States and internationally for our product candidates and other technology. Our policy is to patent or in-license the technology, inventions and improvements that we consider important to the development of our business. In addition, we use license agreements to selectively convey to others rights to our own intellectual property. We also rely on trade secrets, know-how and continuing innovation to develop and maintain our competitive position.

        We have four issued U.S. patents and eight U.S. patent applications. We have acquired proprietary and exclusive rights worldwide to develop, make, use and sell anidulafungin in particular fields in connection with our license agreement with Eli Lilly. This license agreement covers 12 U.S. patents, 12 U.S. patent applications, 37 foreign patents and 132 foreign patent applications. Our license agreement with Biosearch with respect to dalbavancin includes three issued U.S. patents, two issued Canadian patents and several pending U.S. and Canadian patent applications. Our collaborative agreement with Pharmacia with respect to the development of oxazolidinones includes one U.S. patent and five U.S. patent applications. Our collaborative agreement with Novartis includes three U.S. patent applications.

        The material patents included in our owned and licensed portfolio expire between 2008 and 2016. We expect to continue to protect our proprietary technology with additional filings as appropriate.

Competition

        We believe our products will face intense competition from both existing therapies and new generations of antibiotics and antifungals. We expect to compete against existing therapies on the basis of greater potency, improved effectiveness and reduced toxicity. Several pharmaceutical and biotechnology companies are actively engaged in research and development related to new generations of antibiotic and antifungal products. We cannot predict the basis upon which we will compete with new products marketed by others. Many of our competitors have substantially greater financial, operational, sales and marketing, and research and development resources than we have. Companies that market or are known to be in active development of antibiotic or antifungal products in our target markets include Bristol-Myers Squibb Co., Schering-Plough Corp., Aventis S.A., Fujisawa

Pharmaceutical Co. Limited, Janssen, a division of Johnson & Johnson Inc., J.B. Roerig, a division of Pfizer Inc., Merck & Co. Inc., Cubist Pharmaceuticals Inc., Gilead Sciences Inc. and InterMune.

Governmental Regulation and Product Approval

        Regulation by governmental authorities in the United States and other countries is a significant factor in the manufacture and marketing of pharmaceuticals and in our ongoing research and development activities. All of our products will require regulatory approval by governmental agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous pre-clinical testing and clinical trials and other pre-marketing approval requirements by the FDA and regulatory authorities in other countries. In the United States, various federal, and in some cases state statutes and regulations also govern or impact upon the manufacturing, safety, labeling, storage, record-keeping and marketing of such products. The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations, require the expenditure of substantial resources. Regulatory approval, when and if obtained, may be limited in scope which may significantly limit the indicated uses for which a product may be marketed. Further, approved drugs, as well as their manufacturers, are subject to ongoing review, and the discovery of previously unknown problems with such products may result in restrictions on their manufacture, sale or use or in their withdrawal from the market.

  Pre-Clinical Stages

        The process for new drug approval consists of pre-clinical stages, which occur prior to studies on human volunteers, and clinical trials, which involve testing the compound on human volunteers in clinic settings. Pre-clinical stages include the following:

        Drug discovery.    In the initial stages of drug discovery before a compound reaches the laboratory, tens of thousands of potential compounds are randomly screened for activity against an assay assumed to be predictive for particular disease targets. This drug discovery process can take several years. Once a company locates a "lead compound," or starting point for drug development, isolation and structural determination may begin. The development process results in numerous chemical modifications to the screening lead in an attempt to improve the drug properties of the lead. After a compound emerges from this process, the next steps are to conduct further preliminary studies on the mechanism of action, further in vitro screening against particular disease targets and finally, some in vivo screening. If the compound passes these barriers, the toxic effects of the compound are analyzed by performing preliminary exploratory animal toxicology. If the results demonstrate acceptable levels of toxicity, the compound emerges from the basic research mode and moves into the pre-clinical phase.

        Pre-clinical testing.    During the pre-clinical testing stage, laboratory and animal studies are conducted to show biological activity of the compound against the targeted disease, and the compound is evaluated for safety. These tests typically take approximately two years to complete, and must be conducted in compliance with the FDA's Good Laboratory Practice regulations.

        Investigational new drug application.    During the pre-clinical testing, an IND is filed with the FDA to begin human testing of the drug. The IND becomes effective if not rejected by the FDA within 30 days. The IND must indicate the results of previous experiments, how, where and by whom the new studies will be conducted, the chemical structure of the compound, the method by which it is believed to work in the human body, any toxic effects of the compound found in the animal studies and how the compound is manufactured. All clinical trials must be conducted in accordance with the FDA's Good Clinical Practice regulations. In addition, an Institutional Review Board, comprised of physicians at the hospital or clinic where the proposed studies will be conducted, must review and approve the IND. The Institutional Review Board also continues to monitor the study. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA. In addition, the FDA may, at any time during the 30-day period or at any time thereafter, impose a clinical hold on proposed or ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization and then only under terms authorized by the FDA. In some instances, the IND application process can result in substantial delay and expense.

        Some limited human clinical testing may be done under a physician's IND in support of an IND application and prior to receiving an IND. A physician's IND is an IND application that allows a single individual to conduct a clinical trial. A physician's IND does not replace the more formal IND process, but can provide a preliminary indication as to whether further clinical trials are warranted, and can, on occasion, facilitate the more formal IND process.

  Clinical Trials

        Clinical trials are typically conducted in three sequential phases, but the phases may overlap.

  •
  Phase I clinical trials.  After an IND becomes effective, Phase I human clinical trials can begin. These tests usually involve between 20 and 80 healthy volunteers or patients and typically take one to two years to complete. The tests study a drug's safety profile, and may include the safe dosage range. The Phase I clinical studies also determine how a drug is absorbed, distributed, metabolized and excreted by the body, and the duration of its action.

  •
  Phase II clinical trials.  In Phase II clinical trials, controlled studies are conducted on an expanded population of patients with the targeted disease. The primary purpose of these tests is to evaluate the effectiveness of the drug on the volunteer patients as well as to determine if there are any side effects. These studies generally take approximately one year, and may be conducted concurrently with Phase I clinical trials. In addition, Phase I/II clinical trials may be conducted to evaluate not only the efficacy of the drug on the patient population, but also its safety.

  •
  Phase III clinical trials.  This phase typically lasts one to two years and involves an even larger patient population. During the Phase III clinical trials, physicians monitor the patients to determine efficacy and to observe and report any reactions that may result from long-term use of the drug.

  New drug application

        After the completion of all three clinical trial phases, if there is substantial evidence that the drug is safe and effective, an NDA is filed with the FDA. The NDA must contain all of the information on the drug gathered to that date, including data from the clinical trials. NDAs are often over 100,000 pages in length.

        The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. In such an event, the NDA must be resubmitted with the additional information and, again, is subject to review before filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the Federal Food, Drug and Cosmetic Act, the FDA has 180 days in which to review the NDA and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification regarding information already provided in the submission. The FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee. If FDA evaluations of the NDA and the manufacturing facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the NDA. When and if those conditions have been met to the FDA's satisfaction, the FDA will issue an approval letter, authorizing commercial marketing of the drug for certain indications. If the FDA's evaluation of the NDA submission or manufacturing facilities is not favorable, the FDA may refuse to approve the NDA or issue a not approvable letter.

  Marketing approval

        If the FDA approves the NDA, the drug becomes available for physicians to prescribe. Periodic reports must be submitted to the FDA, including descriptions of any adverse reactions reported.

  Phase IV clinical trials and post marketing studies

        Even after the drug is on the market, the FDA may request additional studies (known as Phase IV) to evaluate long-term effects. In addition to studies requested by the FDA after approval, these trials and studies are conducted to explore new indications. The purpose of these trials and studies and related publications is to broaden the application and use of the drug and its acceptance in the medical community.

  Orphan drug designation

        The FDA may grant orphan drug designation to drugs intended to treat a "rare disease or condition," which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. If a product that has orphan drug designation subsequently receives FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, which means the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for seven years.

  Approvals outside of the United States

        Steps similar to those in the United States must be undertaken in virtually every other country comprising the market for our products before any such product can be commercialized in those countries. The approval procedure and the time required for approval vary from country to country and may involve additional testing. There can be no assurance that approvals will be granted on a timely basis or at all. In addition, regulatory approval of prices is required in most countries other than the United States. There can be no assurance that the resulting prices would be sufficient to generate an acceptable return to us.

        We have limited experience in conducting and managing clinical trials, and as of June 30, 2002 had 21 full-time clinical development employees. Like many other biotechnology companies in our stage of development, we rely on third parties, including our collaborators, clinical research organizations and outside consultants, to assist us in managing and monitoring clinical trials. We also have a clinical advisory board that meets periodically with our staff and management to discuss present and future clinical testing activities.

Facilities

        Our facilities currently consist of approximately 55,000 square feet of laboratory and office facilities located in Fremont, California, which is leased to us until February 2009, and an aggregate of approximately 11,200 square feet of office facilities in King of Prussia, Pennsylvania, which are leased to us under three lease agreements until September 2007. We believe that these current facilities are adequate for our needs for the foreseeable future and that, should it be needed, suitable additional space will be available to accommodate expansion of our operations on commercially reasonable terms.

Employees

        As of June 30, 2002, we employed 74 persons, 31 of whom hold Ph.D. or M.D. degrees. Approximately 65 employees are engaged in research and development, and nine support administration, finance, management information systems and human resources. We believe that we maintain good relations with our employees.

Legal Proceedings

        We are not a party to any material legal proceedings.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT OF VERSICOR

        The following table sets forth as of June 30, 2002 the names, addresses, and holdings of those persons known to us to be beneficial owners of more than 5% of our common stock, the names and holdings of each director and each executive officer named in the Summary Compensation Table and the holdings of all executive officers and directors as a group.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned and Nature of Beneficial Ownership(1)	Percent Beneficially Owned(2)
Sepracor Inc.(3) 111 Locke Drive Marlborough, MA 01752	1,885,393	7.2%
HealthCare Ventures V, L.P.(4) 44 Nassau Street Princeton, NJ 08542	1,588,737	6.0%
Apax Europe IV GP Co. Limited PO Box 431 13-15 Victoria Road St. Peter Port, Guernsey Channel Islands GYI 32D	1,501,043	5.7%
Apax Partners, Inc. 2100 Geng Road Palo Alto, CA 94303	1,500,961	5.7%
George F. Horner III(5)	603,598	2.3%
Timothy J. Henkel, M.D., Ph.D.(6)	168,357	*
Richard J. White, Ph.D(7)	310,162	1.2%
Dov A. Goldstein, M.D.(8)	114,703	*
Dinesh V. Patel, Ph.D(9)	102,713	*
David V. Milligan, Ph.D(10)	126,041	*
Timothy J. Barberich(11)	1,905,038	7.2%
James H. Cavanaugh, Ph.D(12)	1,604,748	6.1%
Mark Leschly(13)	8,485	*
Christopher T. Walsh, Ph.D(14)	112,400	*
All directors and executive officers as a group (10 persons)(15)	5,056,245	19.2%

*
Holdings represent less than 1% of all shares outstanding.

(1)
Except as provided with respect to certain shares held in trust with the person's spouse and as otherwise provided under state community property laws, we believe that each of the stockholders named in this table has sole voting and investment power over the shares of common stock indicated.

(2)
Applicable percentages are based on 26,319,283 shares outstanding on June 30, 2002. All expressions of percentage assume that warrants and options exercisable within 60 days after June 30, 2002, if any, of the particular person or group in question, and no others, have been exercised. Except as otherwise noted, the address of each person listed is c/o Versicor Inc., 34790 Ardentech Court, Fremont, California 94555.

(3)
Includes 76,250 shares issuable upon exercise of warrants that expire on December 9, 2002. Timothy J. Barberich is chief executive officer and chairman of the board of directors of Sepracor Inc. Mr. Barberich disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in these shares.

(4)
Includes 145,868 shares issuable on the exercise of warrants. The warrant for 73,125 shares expires on December 9, 2002. The warrant for 72,743 shares expires on August 8, 2005. James H. Cavanaugh, Ph.D. is a general partner of HealthCare Partners V, L.P., which is the general partner of HealthCare Ventures V, L.P. Dr. Cavanaugh disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in these shares.

(5)
Includes 586,098 shares underlying options that are exercisable within 60 days of June 30, 2002.

(6)
Includes 166,665 shares underlying options that are exercisable within 60 days of June 30, 2002.

(7)
Includes 6,252 shares owned by Dr. White's children and 190,673 shares underlying options that are exercisable within 60 days of June 30, 2002.

(8)
Includes 114,703 shares underlying options that are exercisable within 60 days of June 30, 2002.

(9)
Includes 60,407 shares underlying options that are exercisable within 60 days of June 30, 2002.

(10)
Includes 103,541 shares underlying options that are exercisable within 60 days of June 30, 2002.

(11)
Includes 13,457 shares underlying options that are exercisable within 60 days of June 30, 2002. Also includes 1,809,143 shares owned by Sepracor Inc. and 76,250 shares issuable upon the exercise of warrants by Sepracor Inc. The warrants expire on December 9, 2002. Mr. Barberich is chief executive officer and chairman of the board of directors of Sepracor Inc. As such, he may be deemed to have voting and dispositive power over the shares held by Sepracor Inc. However, Mr. Barberich disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(12)
Includes 1,442,869 shares owned by HealthCare Ventures V, L.P. and 145,868 shares issuable upon the exercise of warrants by HealthCare Ventures V, L.P. The warrant for 73,125 shares expires on December 9, 2002. The warrant for 72,743 shares expires on August 8, 2005. Dr. Cavanaugh is a general partner of HealthCare Partners V, L.P., which is the general partner of HealthCare Ventures V, L.P. As such, he may be deemed to have voting and dispositive power over the shares held by HealthCare Ventures V, L.P. However, Dr. Cavanaugh disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(13)
Includes 5,832 shares underlying options that are exercisable within 60 days of June 30, 2002.

(14)
Includes 112,400 shares underlying options that are exercisable within 60 days of June 30, 2002.

(15)
Includes 1,359,608 shares issuable upon exercise of options granted to our directors and executive officers that are exercisable within 60 days of June 30, 2002.

SELECTED CONSOLIDATED FINANCIAL DATA OF BIOSEARCH

         The following selected financial data for the years ended December 31, 2000 and 2001, and the balance sheet data as of December 31, 2000 and 2001 are derived from Biosearch's audited consolidated financial statements presented in euros, which have been prepared in accordance with U.S. GAAP, and which appear elsewhere in this proxy statement/prospectus. The financial data for the six months ended June 30, 2001 and 2002 and the consolidated balance sheet data at June 30, 2002 are derived from Biosearch's unaudited consolidated financial statements presented in euros which are prepared in accordance with U.S. GAAP, and which are included elsewhere in this proxy statement/prospectus. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which Biosearch considers necessary for a fair presentation of its financial position and results of operations for these periods. Operating results for the six months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2002 or any other future interim periods. The following data should be read together with financial statements, related notes and other financial information included in this proxy statement/prospectus.

Amounts in accordance with U.S. GAAP

	Year ended December 31,		Six months ended June 30,
	2000	2001	2001	2002
	(in thousands, except per share amounts)
Statement of Operations Data:
Revenues:
License fees and milestones	€3,066	€3,484	€2,975	€206
Research and development consulting and contract services and government grants	5,766	3,749	2,868	1,681

Total revenues	8,832	7,233	5,843	1,887

Operating expenses:
Research and development(1)	28,181	16,756	6,980	6,300
General and administrative(2)	4,834	4,251	1,645	2,127
Loss (gain) on trading securities	2,970	(1,812)	(968)	(782)
Amortization of negative goodwill	(1,268)	(1,268)	(634)	—

Total operating expenses	34,717	17,927	7,023	7,645

Loss from operations	(25,885)	(10,694)	(1,180)	(5,758)
Investment income (expense)	319	(163)	(623)	1,135

Net loss	€(25,566)	€(10,857)	€(1,803)	€(4,623)

Net loss per share, basic and diluted	€(2.69)	€(0.89)	€(0.15)	€(0.38)
Shares used in computing net loss per share, basic and diluted	9,505	12,154	12,161	12,104

(1)
Research and development expense for the year ended December 31, 2000 and for the six months ended June 30, 2002 includes non-cash stock-based compensation expenses of €19,173 and €18, respectively.

(2)
General and administrative expense for the year ended December 31, 2000 includes non-cash stock-based compensation expense of €2,407.

Amounts in accordance with U.S. GAAP

	December 31,
			June 30, 2002
	2000	2001
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents and unrestricted marketable securities	€130,931	€114,377	€106,214
Total assets	146,323	139,470	133,434
Long-term loan, less current portion	429	407	1,132
Accumulated deficit	(25,422)	(36,279)	(40,902)
Total stockholders' equity	136,204	127,919	119,192

        The following selected financial data for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 and the consolidated balance sheet data as of December 31, 1997, 1998, 1999, 2000 and 2001 have been derived from the consolidated financial statements of Biosearch not included in this prospectus, have been prepared in accordance with Italian GAAP and are presented in euros. Balances and amounts prior to January 1, 1999 have been restated from the prior reporting currency of Italian lire to the euro using the fixed exchange rate established as of January 1, 1999 of 1936.27 Italian lire per euro. The selected financial data for periods prior to January 1, 1999 reported in euros depict the same trends as would have been presented if Biosearch had continued to present selected financial data in Italian lire. Financial data for periods prior to January 1, 1999 will not be comparable to the financial statements of other companies that report in euros and that restated amounts from a different currency than the Italian lira.

Amounts in accordance with Italian GAAP

	Year Ended December 31,
	1997	1998	1999	2000	2001
	(in thousands)
Statement of Operations Data:
Revenues	€5,080	€7,496	€11,318	€11,248	€10,092
Operating loss	(1,921)	(1,257)	(319)	(4,891)	(15,771)
Net loss	—	—	—	(180)	(12,214)

Amounts in accordance with Italian GAAP

	December 31,
	1997	1998	1999	2000	2001
	(in thousands)
Balance Sheet Data:
Total assets	€18,001	€24,156	€27,293	€158,457	€148,678
Long-term loan, less current portion	11,992	15,455	13,044	1,001	471
Net assets	4,958	6,617	11,877	152,296	140,017

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BIOSEARCH

        The following discussion of Biosearch's financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this document. This discussion may contain forward-looking statements that involve risks and uncertainties. The words "believe," "expect," "anticipate," "estimate," "may," "might," "will," or "could" and similar expressions or the negatives of these words or phrases are intended to identify forward-looking statements. As a result of many factors, such as those set forth under "Risk Factors" and elsewhere in this document, Biosearch's actual results might differ materially from those anticipated in these forward-looking statements.

Overview

        Biosearch is a biopharmaceutical company focused on the discovery, development and production of new antibiotics for the prevention and treatment of infectious diseases caused by multi-resistant micro-organisms (bacteria and fungi). Biosearch's discovery strategy is based on five integrated technological platforms including the high-throughput screening of its large and diversified library of microbial extracts, which can lead to the isolation of a drug candidate. Biosearch presently has three products under clinical development: dalbavancin, ramoplanin and BI-K-0376, in Phase II, Phase III and Phase I of clinical development, respectively. All these product candidates were discovered at Biosearch's laboratories.

        Biosearch was established on the last day of 1996 following a management buy-out of the Lepetit Research Center from Hoechst-Marion-Roussel. In 2000, Biosearch established a wholly-owned subsidiary, Biosearch Manufacturing S.r.l, to eventually produce active ingredients. The construction of a manufacturing plant to produce such active ingredients is currently in progress in southern Italy.

        Biosearch has licensed the North American rights to dalbavancin to Versicor and has licensed the North American rights to ramoplanin to Genome Therapeutics, while retaining rights for the rest of the world (including Europe), where Biosearch currently intends to develop its own marketing and sales organization. Biosearch's North American collaborators are conducting clinical trials of dalbavancin and ramoplanin, while Biosearch is conducting BI-K-0376 studies. As of August 19, 2002:

  •
  dalbavancin is in Phase II clinical trials;

  •
  ramoplanin is in Phase III clinical trials;

  •
  BI-K-0376 is in Phase I clinical trials; and

  •
  Biosearch has additional lead compounds in pre-clinical studies.

        In addition to its core business, Biosearch conducts research for pharmaceutical companies on a fee-for-service basis, offering a flexible and customized program that Biosearch calls "VITACHEM." Biosearch has also entered into collaborations with other biotechnology companies to enhance its discovery capabilities both in the field of anti-infectives and other therapeutic areas. Biosearch also engages in a series of collaborative projects with academic and governmental institutions and provides analytical services to third parties.

        On July 30, 2002, Biosearch entered into an agreement and plan of merger with Versicor, a public company listed on the Nasdaq National Market, which contemplates that Biosearch will merge with and into Versicor in a stock-for-stock exchange. The merger agreement, which has been approved by the boards of directors of both companies, provides that Biosearch shareholders will receive 1.77 shares of newly issued Versicor common stock in exchange for each Biosearch ordinary share. Completion of the proposed merger is subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including, without limitation, the favorable vote of the holders of a majority of the outstanding shares of common stock of Versicor, and the favorable vote of the holders of at least two-thirds of the Biosearch ordinary shares present at the Biosearch shareholders' meeting, assuming that a quorum is present. The quorum required for the Biosearch shareholders' meeting will consist of more than one-half of the outstanding Biosearch ordinary shares as of the relevant record date during the first call, more than one-third of the outstanding Biosearch ordinary shares as of the relevant record date during the second call, and more than one-fifth of the outstanding Biosearch ordinary shares as of the relevant record date during the third call. Completion of the merger is also subject to regulatory approvals in Italy. We expect that this transaction will close in the first quarter of 2003.

        Biosearch expenses have consisted primarily of costs incurred for discovery of new lead compounds and development and production of its product candidates and in connection with collaboration agreements, and from general and administrative costs associated with operations. Moreover, in the year 2001 and in the first half of 2002, Biosearch has incurred costs related to the construction of its new manufacturing facility. In addition, Biosearch expects to incur sales and marketing expenses in the future as its sales and marketing organization is established.

        To date, Biosearch's research and development costs have consisted of, and for the near future are expected to consist of:

  •
  salaries and other related costs of Biosearch's staff who are engaged directly in research and development activities;

  •
  manufacturing costs associated with clinical research and development;

  •
  the cost of consumables that Biosearch uses in its research laboratories;

  •
  an appropriate allocation from Biosearch's general and administrative expenses that are indirectly related to research and development;

  •
  the cost of services provided by third-party research [and manufacturing] organizations that Biosearch employs to conduct pre-clinical and clinical development work on its behalf; and

  •
  amounts Biosearch pays to third parties, including other biotechnology companies and various academic and governmental institutions, under the terms of the collaboration and joint venture programs to which it is a party.

        The historical expenditures for Biosearch's most advanced research and development projects are summarized below:

  •
  ramoplanin—research and development in connection with ramoplanin is in clinical development (Phase III) and is being carried out pursuant to a collaboration agreement between Biosearch and Genome Therapeutics Corp. The research and development costs incurred by Biosearch for the ramoplanin project, expressed as a percentage of Biosearch's total research and development expenses for the period, were 20% in 2000, 39% in 2001, 5% during the six months ended June 30, 2002, and 27% for the period from January 1, 2000 through June 30, 2002. Biosearch estimates that it will incur significant additional costs for research and development of ramoplanin, and expects that the NDA for ramoplanin will be filed in 2004.

  •
  dalbavancin—research and development in connection with dalbavancin is in clinical development (Phase II) and is being carried out pursuant to a collaboration agreement between Biosearch and Versicor. The costs incurred by Biosearch for the dalbavancin project, expressed as a percentage of Biosearch's total research and development expenses for the period, were approximately 13% in 2000, 5% in 2001, 24% during the six months ended June 30, 2002, and 11% for the period from January 1, 2000 through June 30, 2002. Biosearch estimates that it will incur significant additional costs in the research and development of dalbavancin, and expects that the NDA for dalbavancin will be filed in 2004.

  •
  BI-K-0376—research and development in connection with BI-K-0376 is in clinical development (Phase I) and is being carried out internally by Biosearch. The costs incurred by Biosearch for the BI-K-0376 project, expressed as a percentage of Biosearch's total research and development expenses for the period, were approximately 6% in 2000, 3% in 2001, 5% during the six months ended June 30, 2002, and 4% for the period from January 1, 2000 through June 30, 2002. Biosearch estimates that it will incur significant additional costs in the research and development of BI-K-0376, and expects that the NDA for BI-K-0376 will be filed in 2006.

  •
  VITACHEM program—research and development in connection with the VITACHEM program is being carried out pursuant to collaboration agreements with Schering-Plough Inc., Bayer A.G. and Menarini S.p.A., and partnerships with Myriad Genetic Corp. and Newron Pharmaceutical S.p.A. The costs incurred by Biosearch for the VITACHEM program, expressed as a percentage of Biosearch's total research and development expenses for the period, were approximately 1% in 2000, 2% in 2001 and 1% for the period from January 1, 2000 through June 30, 2002. No research and development expenses in connection with the VITACHEM program have been incurred by Biosearch in 2002.

        Biosearch's aggregate costs relating to other research and development projects, exclusive of stock-based compensation expense and expressed as a percentage of Biosearch's total research and development expense for the period, were 60% in 2000, 52% in 2001 and 67% for the six months ended June 30, 2002.

        To date, Biosearch's revenues have consisted of, and for the near future are expected to consist of:

  •
  license fees for product candidates in various stages of development;

  •
  government and EU grants for research and development in accordance with certain provisions of Italian and EU law; and

  •
  revenues from pharmaceutical companies under specific collaboration agreements.

Some of these payments are dependent on achievement of certain milestones. Research funding and milestone payments are, for the most part, inherently unpredictable. In the future, if Biosearch's development efforts result in clinical success, regulatory approval and successful commercialization of any products, Biosearch expects that it would also generate revenues from sales of those future products and from receipt of royalties on sales of licensed products. Biosearch estimates that net cash inflows will commence in 2005 from the sale of ramoplanin and dalbavancin, and in 2007 from the receipt of royalties in connection with BI-K-0376. At this time, an estimate of the onset of net cash inflows in connection with the VITACHEM program is not possible, as any such generation of revenue is dependent on the success of discovery activities carried out by the Biosearch's VITACHEM program partners.

        In February 2002, Biosearch granted options to purchase 250,000 ordinary shares to employees, non-employee directors and contractors of Biosearch. Of these, options to purchase 235,000 ordinary shares were granted to employees and non-employee directors and are being accounted for as variable awards. U.S. GAAP requires that compensation expense for these awards be measured on the first date on which both the number of shares the holder is entitled to receive and the option price are known, which date is referred to as the final measurement date. The final measurement date for these option grants will be the date of exercise of the options. Until the final measurement date, compensation cost will be subject to variability based on the difference between the options' exercise price and the fair value of Biosearch's ordinary shares. As a result, the compensation expense Biosearch will be required to report with respect to these options will be adjusted in the future to take into account variations in the fair value of its ordinary shares. For the six months ended June 30, 2002, Biosearch has not recorded compensation expense relating to these options because the exercise price of the options is greater than the fair value of Biosearch's ordinary shares.

        On July 31, 2000, Biosearch was listed on the Nuovo Mercato. Biosearch received proceeds from its initial public offering of approximately €132.5 million before deducting related issuance costs. The offering consisted of 3,780,000 ordinary shares of Biosearch, of which 2,835,000 primary shares were offered by the company and 945,000 secondary shares were offered by selling shareholders. The offering consisted of a maximum 2,693,250 shares to institutions, a minimum 945,000 shares to the public and 141,750 shares for consultants and employees of Biosearch. An over-allotment option for an additional 567,000 shares (of which 50% were primary shares and 50% were secondary shares) was exercised on August 21, 2000. The initial public offering price of each share was €42.5.

Results of Operations

Six months ended June 30, 2002 as compared to the six months ended June 30, 2001

  Revenues

        Revenues were €1.9 million and €5.8 million for the six months ended June 30, 2002 and 2001, respectively, consisting of revenues from license fees and milestones, research and development consulting, and contract services.

        License fees and milestones.    Revenues from license fees and milestones were €206,000 and €3.0 million for the six months ended June 30, 2002 and 2001, respectively. For the six months ended June 30, 2002, these revenues were the result of a systematic recognition of previously deferred up-front fees under development arrangements for dalbavancin with Versicor and ramoplanin with Genome Therapeutics. For the six month period ended June 30, 2001, these revenues were the result of €1.8 million primarily related to the achievement of milestones in connection with clinical development of dalbavancin by Versicor and the recognition of €1.2 million of previously deferred revenue in connection with the termination of Biosearch's relationship with IntraBiotics Pharmaceutical, Inc. regarding the clinical development of ramoplanin.

        Research and development consulting and contract services and government grants.    Revenues from research and development consulting and contract services were €605,000 and €155,000 for the six months ended June 30, 2002 and 2001, respectively. The €450,000 increase in revenue from research and development consulting and contract services in 2002 was due to a new consulting agreement and increased consulting services related to new activities provided to other third parties.

        Government grant revenue was €1.1 million and €2.7 million for the six months ended June 30, 2002 and 2001, respectively. These amounts have been granted to us from the Ministero Istruzione Università Ricerca, or MIUR, which was formerly known as Ministero Università Ricerca Scientifica Tecnologica, or MURST. The decrease of €1.6 million in government grant revenue for the six months ended June 30, 2002 as compared to the six months ended June 30, 2001 is due to the completion of Biosearch's largest government-financed project during 2001, which involved the discovery of new anti-infective molecules from natural sources.

  Research and development expenses

        Research and development expenses were €6.3 million and €7.0 million for the six months ended June 30, 2002 and 2001, respectively. Research and development expenses include non-cash stock-based compensation for options, depreciation, rent expenses, salaries and related costs of research and development personnel, as well as the costs of supplies and materials, and clinical trials associated with research and development projects. The decrease of €700,000 in research and development expenses, excluding non-cash compensation, relates to expenses incurred directly by Biosearch related to the clinical development of ramoplanin as a result of termination of its development agreement with IntraBiotics during the six months ended June 30, 2001. During the six months ended June 30, 2002, the clinical development of ramoplanin was continued by Genome Therapeutics at its own expense.

  General and administrative expenses

        General and administrative expenses were €2.1 million and €1.6 million for the six months ended June 30, 2002 and 2001, respectively. General and administrative expenses consists of depreciation, rent expense, salaries and related costs for executive and other administrative personnel, as well as the costs of insurance, legal fees and administrative service fees. The increase in general and administrative expenses for the six months ended June 30, 2002 as compared to the six months ended June 30, 2001 is the result of legal and professional expenses incurred in connection with Biosearch's proposed merger with Versicor. These fees were recognized as an expense when previous merger discussions ceased in February 2002.

  Loss (gain) on trading securities

        Loss (gain) on trading securities was €(782,000) and €(968,000) for the six months ended June 30, 2002 and 2001, respectively. Trading securities were purchased with the proceeds from Biosearch's initial public offering on Italy's Nuovo Mercato in July 2000. Reduced gains in Biosearch's trading securities portfolio during the six months ended June 30, 2002 as compared to the six months ended June 30, 2001 was primarily due to a shift in the portfolio from investments in equity securities to more conservative debt securities.

  Amortization of negative goodwill

        Amortization of negative goodwill was €634,000 for the six months ended June 30, 2001. Negative goodwill was fully amortized in the year ended December 31, 2001.

  Investment income (expense)

        Investment income (expense) was €1.1 million and €(623,000) for the six months ended June 30, 2002 and 2001, respectively. Investment income (expense) consists of investment income on cash and cash equivalents, realized gain (losses) on available-for-sale securities and amortization of premium/discounts on held-to-maturity securities. The increase in investment income in the six months ended June 30, 2002 as compared to the six months ended June 30, 2001 was primarily due to the recognition of gains from the sale of Versicor common stock of €958,000 during the six months ended June 30, 2002, as well as the recognition of a loss of €784,000 in the six months ended June 30, 2001 resulting from an "other-than-temporary" decline in the fair value of the IntraBiotics common stock held by Biosearch.

  Income taxes

        As of December 31, 2001, Biosearch had recorded a full valuation allowance for its existing net deferred tax assets due to uncertainties regarding the realization of such assets. As of December 31, 2001 and 2000, Biosearch had net operating loss carry-forwards of €12.9 million and €142,000, respectively.

Year ended December 31, 2001 as compared to the year ended December 31, 2000

  Revenues

        Revenues were €7.2 million and €8.8 million in 2001 and 2000, respectively consisting of revenues from license fees and milestones, research and development consulting and contract services.

        License fees and milestones.    Revenues from license fees and milestones were €3.5 million and €3.1 million in 2001 and 2000, respectively. In 2001, these revenues consisted of revenues from Genome Therapeutics for the licensing rights to ramoplanin in North America and recognition of €1.2 million of previously deferred revenue in connection with the termination of Biosearch's relationship with IntraBiotics Pharmaceutical, Inc. regarding clinical development of ramoplanin. The revenues also included €1.8 million from Versicor related to the achievement of milestones in connection with the clinical development of dalbavancin. In 2000, these revenues were the result of a milestone payment of €2.9 million from IntraBiotics relating to the beginning of Phase III clinical development of ramoplanin and the recognition of previously deferred up-front fees under development arrangements for dalbavancin with Versicor.

        Research and development consulting and contract services and government grants.    Revenues from research and development consulting and contract services were €365,000 and €188,000 in 2001 and 2000, respectively. The increase in revenues from research and development activities of €177,000 in 2001 as compared to 2000 is the result of a new consulting project for a third party that Biosearch started in 2001.

        Government grant revenue was €3.4 million and €5.6 million in 2001 and 2000, respectively. These amounts have been granted to Biosearch from MIUR. The decrease of €2.2 million in 2001 as compared to 2000 is the result of the completion of Biosearch's largest government-financed project in the second half of 2001, which involved the discovery of new anti-infective molecules from natural sources.

  Research and development expenses

        Total research and development expenses were €16.8 million and €28.2 million in 2001 and 2000, respectively, including €19.2 million in 2000 of non-cash compensation expense relating to the issuance of stock options to employees. This non-cash compensation expense was the result of the exercise price of the fully-vested options granted being less than the deemed fair value of Biosearch's common stock at the date of grant. Research and development expenses, excluding non-cash compensation, were €16.8 million and €9.0 million in 2001 and 2000, respectively, and consisted of depreciation, rent expense, salaries and related costs of research and development personnel, as well as the costs of supplies and materials, and clinical trials associated with research and development projects. The increase in research and development expenses excluding non-cash compensation expense in 2001 as compared to 2000 is a result of increased costs incurred related to the clinical development of ramoplanin in 2001 due to the reacquisition of the North American development rights of ramoplanin, increased personnel costs in 2001 and costs related to Biosearch Manufacturing which began operations in the second half of 2001.

  General and administrative expenses

        General and administrative expenses were €4.3 million and €4.8 million in 2001 and 2000, respectively, including €2.4 million in 2000 of non-cash compensation expense relating to issuance of stock options to employees. Non-cash compensation expense in 2000 was the result of the exercise price of the options granted being less than the deemed fair value of Biosearch's common stock at the date of grant. General and administrative expenses excluding non-cash compensation expense were €4.3 million and €2.4 million in 2001 and 2000, respectively, and consisted of depreciation, rent expense, salaries and related costs for executive and other administrative personnel, as well as the costs of insurance, legal fees and administrative service fees. The increase of general and administrative expenses excluding non-cash compensation expense from 2000 to 2001 is the result of an increase in legal and professional services incurred by Biosearch in connection with the proposed merger between Versicor and Biosearch as well as increased personnel expenses.

  Loss (gain) on trading securities

        Loss (gain) on trading securities was (€1.8) million and €3.0 million in 2001 and 2000, respectively. Trading securities were purchased with the proceeds from Biosearch's initial public offering on Italy's Nuovo Mercato in July 2000. In 2001, Biosearch revised its investment strategies, and as a result, reinvested in less volatile securities. The gain in Biosearch's trading securities in 2001 resulted from increased market values of securities in its trading portfolio. The loss in 2000 is a result of declining market values in equity securities.

  Amortization of negative goodwill

        Amortization of negative goodwill was €1.3 million in both 2001 and 2000. Negative goodwill was fully amortized in the year ended December 31, 2001.

  Investment income (expense)

        Investment income (expense) was €(163,000) and €319,000 in 2001 and 2000, respectively. Investment income consists of investment income on cash and cash equivalents, realized gain (losses) on available-for-sale securities and amortization of premium/discounts on held-to-maturity securities. In 2001, Biosearch recognized investment income which was offset by the recognition of a loss of €784,000 in 2001 resulting from an "other-than-temporary" decline in the fair value of the IntraBiotics common stock held by Biosearch.

Liquidity and Capital Resources

        Prior to its initial public offering in June 2000, Biosearch funded its activities primarily from equity and debt provided by venture capital, grants for research projects from MURST and license fees received from licensing its product candidates. During this time period, Biosearch obtained €14.5 million from 3i Group (through capital investments in 1998, 1999 and 2000).

        On July 31, 2000, Biosearch was listed on the Nuovo Mercato. Biosearch received total proceeds from its initial public offering of €132.5 million, before related issuance costs.

        Biosearch accounts for some of its investments in marketable securities as trading securities under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires that purchases, sales and unrealized holding gains (losses) related to securities classified as trading securities be included as a component of operating cash flows. This has a significant impact on Biosearch's operating cash flows, as discussed below.

Six Months ended June 30, 2002 Compared to Six Months ended June 30, 2001

        Cash provided by operating activities of €17.6 million during the six months ended June 30, 2002 resulted primarily from a reduction of trading securities of €17.1 million and a reduction of accounts receivable of €4.8 million. The reduction of trading securities is comprised of both changes in the value of securities held, as well as sales of securities for cash proceeds to fund Biosearch's ongoing losses. The reduction of accounts receivable was due primarily to the periodic reimbursement by MIUR of qualifying research and development costs incurred by Biosearch. These amounts were partially offset by a net loss of €4.6 million, a gain on the sale of available-for-sale securities of €958,000 and a reduction of accounts payable of €951,000. Cash provided by operating activities of €3.9 million during the six months ended June 30, 2001 resulted primarily from a reduction of trading securities of €9.6 million and a decrease in accrued reimbursements receivable of €1.9 million. These amounts were partially offset by a net loss of €1.8 million, an increase in accounts receivable of €3.9 million, and a decrease in deferred revenue of €1.3 million. The reduction of trading securities is comprised of both changes in the value of securities held, as well as sales of securities for cash proceeds. The decrease in accrued reimbursements receivable and the increase in accounts receivable are primarily the result of receivables recorded for reimbursement by MIUR of qualifying costs incurred. The decrease in deferred revenue relates to the recognition of previously deferred revenue in connection with the termination of Biosearch's relationship with IntraBiotics Pharmaceutical, Inc. regarding clinical development of ramoplanin.

        Investing activities used €1.8 million of cash during the six months ended June 30, 2002 as a result of additions to property, plant and equipment of €3.0 million primarily relating to construction in progress of the manufacturing plant in Pisticci, which were partially offset by proceeds from sales of available-for-sale securities of €1.2 million. Investing activities used €1.5 million of cash during the six months ended June 30, 2001 as a result of additions to property, plant and equipment of €1.5 million primarily relating to the purchase of land for and construction in progress of the manufacturing plant in Pisticci.

        Financing activities provided €41,000 of cash for the six months ended June 30, 2002 due to the net effect of the payment of capital lease obligations of €144,000 and the repurchase of common stock as required by the Italian Stock Exchange for €647,000, which were offset by proceeds from the issuance of long-term debt of €832,000 to MIUR relating to research and development activities. Financing activities used cash of €102,000 during the six months ended June 30, 2001 relating to the payment of capital lease obligations.

Years ended December 31, 2001 and 2000

        Cash provided by operating activities of €4.7 million during the year ended December 31, 2001 resulted primarily from a reduction in trading securities of €18.0 million, a decrease in accrued reimbursements receivable of €3.3 million, and an increase in accounts payable of €2.3 million. These amounts were partially offset by a net loss of €10.9 million, amortization of negative goodwill of €1.3 million, an increase of accounts receivable of €6.4 million, and an increase in long-term receivables of €1.7 million. The reduction of trading securities is comprised both of changes in the value of securities held and sales of securities for cash proceeds. The decrease in accrued reimbursements receivable and the increase in accounts receivable and long-term receivables are primarily the result of receivables recorded for reimbursement by MIUR of qualifying costs incurred. Cash used in operating activities of €121.5 million during the year ended December 31, 2000 resulted primarily from an increase in trading securities of €112.5 million from the investment of proceeds from the initial public offering, an increase in accrued reimbursements receivable of €2.3 million and an increase in long-term receivables of €2.8 million. These amounts were partially offset by stock-based compensation expense of €21.6 million relating to grants of stock options to employees and directors prior to the initial public offering and an increase in accounts payable of €1.5 million. The reduction of trading securities during the periods is comprised of both changes in the value of securities held, as well as sales of securities for cash proceeds.

        Investing activities used €4.8 million of cash during the year ended December 31, 2001 primarily as a result of additions to property, plant and equipment of €4.8 million, of which €2.5 million relates to construction in progress of the manufacturing plant in Pisticci and the remainder primarily relating to purchases of research and development and laboratory equipment. Investing activities used €1.5 million of cash during the year ended December 31, 2000 primarily as a result of additions to property, plant and equipment of €1.0 million primarily relating to purchases of research and development equipment, and purchases of restricted held-to-maturity securities of €455,000 to guarantee advances received from MIUR relating to qualifying research and development activities.

        Financing activities used cash of €915,000 during the year ended December 31, 2001 as a result of the payment of capital lease obligations of €280,000 and repurchases of common stock of €975,000, which were offset by proceeds from the sale of treasury stock of €340,000. The repurchase of common stock and sale of treasury stock were required by the Italian Stock Exchange. Financing activities provided cash of €128.8 million during the year ended December 31, 2000 primarily as a result of net proceeds from the sale of common stock at the initial public offering of €123.1 million, proceeds from the issuance of long-term debt of €429,000 to MIUR relating to research and development activities, proceeds from the exercise of employee stock options of €520,000, and proceeds from sale of common stock in conjunction with conversion of a convertible bond of €6.5 million. These amounts were offset by payments of capital lease obligations of €201,000 and repayment of long-term debt of €1.4 million.

        Biosearch expects to have negative cash flow from operations for the foreseeable future. Biosearch expects to incur increasing research and development and general and administrative expenses,

including expenses related to additions to personnel and production and commercialization efforts. Biosearch's future capital requirements will depend on a number of factors, including continued research and development of its product candidates, the timing and outcome of regulatory approvals, payments received or made under collaborative agreements, the need to acquire licenses to new products or compounds, Biosearch's success in developing markets for its products, the status of competitive products and the availability of other financing. Biosearch believes its existing cash and cash equivalents and marketable securities will be sufficient to fund its operating expenses, debt repayments and capital equipment requirements for approximately three years.

        Except for capital and operating leases and loans from government entities with stated interest rates of 2%, Biosearch has no credit facility or other committed sources of capital. To the extent Biosearch's capital resources are insufficient to meet future capital requirements, it might need to raise additional capital or incur indebtedness to fund its operations. Biosearch cannot guarantee that additional debt or equity financing will be available on acceptable terms, if at all. If adequate funds are not available, it might be required to delay, reduce the scope of or eliminate research and development programs, reduce its commercialization efforts or obtain funds through arrangements with collaborators or others that might require it to relinquish rights to some product candidates or lead compounds that it might otherwise seek to develop or commercialize. Any future funding might dilute the ownership of its equity investors.

        The following table presents Biosearch's contractual obligations, excluding interest charges, as of December 31, 2001:

	Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in thousands)
Long-term borrowings	€1,261	€64	€264	€274	€659
Capital lease commitments	511	265	173	73	—
Operating lease commitments	586	183	266	127	10

Total contractual cash obligations	€2,358	€512	€703	€474	€669

Recent Accounting Pronouncements

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (SFAS 145). This standard will require gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet the criteria of unusual and infrequent in Opinion 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Any gain or loss on extinguishment must be recorded in the most appropriate line item to which it relates within net income before extraordinary items. SFAS 145 is effective for fiscal years beginning after May 15, 2002; however, certain sections are effective for transactions occurring after May 15, 2002. Biosearch does not expect the adoption of this standard to have a material effect on its financial statements.

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). This standard will require Biosearch to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The standard replaces the existing guidance provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The standard is effective for fiscal years beginning after

December 31, 2002. Biosearch does not expect the adoption of this standard to have a material effect on its financial statements.

Critical Accounting Policies

        The discussion and analysis of Biosearch's financial condition and results of operations are based on its consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Note 1 of the notes to Biosearch's consolidated financial statements describes Biosearch's significant accounting policies and is an essential part of its consolidated financial statements. The preparation of Biosearch's consolidated financial statements requires Biosearch to make estimates and assumptions that affect the reported amounts and disclosures.

        Biosearch believes the following to be critical accounting policies. By "critical accounting policies," Biosearch means policies that are both important to the portrayal of its financial condition and financial results and require critical management judgments and estimates about matters that are inherently uncertain. Although Biosearch believes that its judgments and estimates are appropriate, actual future results might differ from Biosearch's estimates.

        Biosearch's critical accounting policies are as follows:

  "Other-than-temporary" declines in market value of available-for-sale securities

        Biosearch periodically evaluates whether the declines in fair value of its investments are "other-than-temporary." This evaluation consists of a review of qualitative and quantitative factors by members of management. Biosearch considers various factors to determine whether declines in fair value are other-than-temporary, such as the portfolio company's financial condition, results of operations, operating trends and other financial ratios. The evaluation also considers publicly available information regarding the portfolio company, including reports from investment analysts and other publicly available company-specific news or general market conditions. Management's decision to impair the value of the securities is based on management's judgment after consideration of the above factors.

  Valuation Allowance

        Biosearch has recorded a valuation allowance equal to the net deferred tax asset balance based on management's determination that the recognition criteria for realization have not been met. Biosearch considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. Should Biosearch determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

BUSINESS OF BIOSEARCH

Overview

        Biosearch is a biopharmaceutical company focused on the discovery, development and production of new antibiotics for the prevention and treatment of infectious diseases caused by multi-resistant micro-organisms (bacteria and fungi). Biosearch's discovery strategy is based on five integrated technological platforms including the high-throughput screening of its large and diversified library of microbial extracts, which can lead to the isolation of a drug candidate. Biosearch presently has three products under clinical development: dalbavancin, ramoplanin and BI-K-0376, in Phase II, Phase III and Phase I, respectively. All of these product candidates were discovered at Biosearch's laboratories.

        Biosearch was established the last day of 1996 following a management buy-out of the Lepetit Research Center from Hoechst-Marion-Roussel. In 2000, Biosearch established a wholly-owned subsidiary, Biosearch Manufacturing S.r.l, to eventually produce active ingredients. The construction of a manufacturing plant to produce such active ingredients is currently in progress in southern Italy.

Research and Development of New Pharmaceutical Products

        Biosearch's research activities may be subdivided into two distinct but interrelated phases: (i) the discovery phase; and (ii) the development phase.

        The discovery phase is aimed at the discovery and profiling of new microbial substances possessing therapeutic characteristics effective against infectious diseases. The development phase involves the pre-clinical development of a product candidate including the identification of (i) its anti-microbial characteristics, (ii) its chemical and physicochemical characteristics, (iii) its therapeutic potential against infections in animals which simulate human infections, and (iv) its toxicological characteristics. Biosearch's toxicological studies are outsourced to specialized centers.

        While a product candidate is still in pre-clinical development, Biosearch also commences the development of the production processes, including the genetic improvement of the producing organism, the variation of fermentation, extraction and purification conditions and the development of analytical methods.

        Biosearch is strongly focused on research and development and, thus, its operations are primarily research and development oriented.

  Discovery

        Biosearch's approach to the discovery of new leads is highly integrated, involving numerous researchers, each with a separate specialty, who collaborate towards the achievement of a final common goal: the identification of a lead molecule having the characteristics deemed necessary in order to proceed to the development phase. Biosearch's discovery activities may be classified into eight different technological platforms, each important in and of itself, but even more so in the context of Biosearch's integrated discovery processes:

  •
  isolation of genetically diversified micro-organisms;

  •
  generation, isolation and identification of microbial products deriving from the above micro-organisms;

  •
  development of mechanistically-based testing;

  •
  high-throughput screening (HTS) and hit identification;

  •
  comparative database and deconvolution;

  •
  profiling;

  •
  lead optimization; and

  •
  computerized control of research.

        The following paragraphs describe each of the above-mentioned activities in detail.

        Isolation of genetically diversified micro-organisms.    Microbes are known producers of a large variety of molecules with a remarkable diversity of structures and activities deriving from and reflecting their genetic diversity. Drawing from the tradition of the Lepetit Group research center, Biosearch has built a large library of rare micro-organisms which have proven to be capable of producing an array of new molecular structures. Such organisms are isolated from various environments through the use of Biosearch's proprietary techniques. The microbial diversity of Biosearch's collection continues to be improved and supplemented through a combination of proprietary isolation methods and selective sources such as soil, leaf, litter, marine, lake sediments and plant material. At present, Biosearch's growing microbial collection amounts to approximately 57,000 strains.

        Generation, isolation and identification of microbial products deriving from Biosearch's library of micro-organisms.    These microbes are cultivated under a variety of conditions to stimulate their productive capacities. The resulting substances are processed using Biosearch's proprietary techniques for purposes of achieving the concentration and partial purification of the molecules. The molecules are then conserved in its extract library in a form suitable for purposes of undergoing a range of tests. Presently, Biosearch's library exceeds 150,000 such microbial extracts, which, in the opinion of Biosearch's management, makes it a large collection of microbial extracts.

        Development of mechanistically-based testing.    Biosearch has developed a range of proprietary tests aimed at discovering antimicrobial molecules active against pathogens resistant to traditional antibiotics. These tests are aimed at identifying molecules capable of inhibiting the vital functions of micro-organisms without interfering with the functions of human cells. Biosearch has developed a sequential system incorporating both microbiological tests (on growing microbes) and biochemical tests (on enzymes or cellular extracts) capable of rapidly identifying molecules having the desired characteristics ("hits") and ascertaining their level of novelty.

        High-Throughput Screening and Hit Identification.    Biosearch utilizes an advanced screening process designed to evaluate large numbers of microbial extracts in several tests simultaneously and rapidly. This process is carried out through multiple robotic stations and a variety of detection methods, and generates numerous data points which are automatically sent to a computer. The entire process is regulated by an original software program developed by Biosearch. This approach makes possible the discovery of hits active against certain targets, which would not be identifiable using a traditional screening approach.

        Comparative Database and deconvolution.    Previously discovered products must be rapidly eliminated from any extract that has produced a positive result against a target. This process is known as "deconvolution". The positive extract is broken down, and the physio-chemical characteristics and the bioactivity of each part are determined and captured by a computer program that systematically compares them with Biosearch's continuously growing proprietary database comprising more than 29,000 microbial products.

        This database has been generated and computerized over the past 10 years and represents a substantial asset and important tool for Biosearch's research activities. The use of state-of-the art analytical instruments allows the collection of comparable data from very small amounts of substances (approximately a microgram, equal to one millionth of a gram) with significant cost and time savings.

        Profiling.    Once the selection and isolation of a hit have been carried out, the experimentation and more in-depth selection of the product may begin. This is effected through a multidisciplinary process of characterization of hits which, if they possess characteristics corresponding with pre-established criteria, are classified as "leads." Simultaneously, while profiling hits, Biosearch is in a position to collect the information necessary to file a patent application aimed at protecting the results of Biosearch's research.

        Biological profiling.    In order to assess its effectiveness and potential therapeutic utility, a hit must undergo a series of tests aimed at determining its biological profile. In order to determine which clinical conditions the hit may treat, its activity is observed in the context of clinical tests using small animals, such as rats and mice, carrying infections which simulate infections found in human beings.

        Biosearch has in-house technologies needed for purposes of (i) characterizing the antimicrobial spectrum (i.e., determining the pathogenic micro-organisms in relation to which the substance is effective and to what extent it is effective); (ii) identifying the type of activity of the substance against the pathogenic microorganism (i.e., in order to determine whether the substance kills the pathogen or simply inhibits its growth); (iii) identifying the mechanism of action (i.e., to determine which molecular structure of the pathogen is affected by the substance and how); and (iv) establishing the propensity of the pathogenic micro-organisms to develop resistance to the substance. Biosearch has also developed specific pharmacokinetic methods to determine the efficacy of product candidates in curing experimental infections in animals and to study the behavior of the product candidate in animals.

        The determination of the toxicological characteristics is outsourced to specialized external laboratories.

        Chemical profiling.    This involves the systematic determination of chemical and physico-chemical characteristics of the new molecules. Biosearch possesses in-house expertise and instruments (chromatography, mass-spectrometry, NMR) to complete the chemical characterization of novel microbial molecules.

        Pilot Plant.    In order to characterize, biologically and chemically, new molecules larger quantities of products are needed in comparison to the microgram-amounts required for screening. To satisfy this need, Biosearch uses an in-house scaled pilot plant with reactors of 2, 20, 200 and 2,000 liters, as well as ancillary equipment needed for extraction and purification (including filters, mixers, columns, fraction collectors, concentrators and dryers).

        Preparation of patent applications.    If, through biological and chemical profiling, the molecule appears to be novel and effective, Biosearch generally files a patent in order to better secure the ownership rights in the product candidate. In special cases, molecules that do not have all the desired characteristics but are endowed with a novel mechanism of action and are candidates for "lead optimization" are also generally patented at this stage.

        Subsequently, if a molecule becomes a product candidate undergoing clinical development, its production and purification process may also be patentable. This may allow Biosearch to extend the proprietary lifetime of its product candidates and to secure a solid and extensive protection over the relevant ownership rights. See "Business of Biosearch—Intellectual Property."

        Lead Optimization.    A lead may have all the characteristics that are needed to become potentially a marketable drug, including (i) activity on the relevant pathogens, (ii) effectiveness in experimental animal models of infection, (iii) ease of formulation, (iv) appropriate pharmacokinetic behavior, and (v) lack of toxicity. In this case, a lead is ready to undergo clinical development.

        A lead may lack one or more of the characteristics mentioned above, while having one or more interesting properties. In this case, the lead undergoes a process of chemical transformation aimed at generating derivatives of the lead having all the desired characteristics. This process is called "lead optimization".

        Microbial product optimization techniques involve biotransformation, medicinal chemistry or combinatorial chemistry. Biotransformation refers to the chemical modification of the microorganism through the action of certain microbes or enzymes. Medicinal chemistry is the study of the relationship between the chemical structure of the molecule and its biological properties, and the manner in which alterations in its structure impact on such relationships. Making use of knowledge generated by medicinal chemistry, combinatorial chemistry simultaneously modifies the molecule in various manners, thus generating a large number of derivatives.

        Biosearch has experience and expertise in biotransformation and in medicinal chemistry of complex molecules. As a result of Biosearch's research activities, its management anticipates the discovery of more leads than may be optimized in-house and therefore expects to complete certain optimization programs through outsourcing and collaborations.

        Currently Biosearch is applying both directly and indirectly biotransformation techniques and medicinal chemistry to optimize certain leads. Biosearch has entered into a lead optimization joint venture with Versicor called BIOCOR. Biosearch contributes leads, while Versicor contributes its combinatorial and medicinal chemistry expertise to optimize the leads.

        Computerized control of research.    Most of Biosearch's activities have been designed as robot-based and computer-controlled. These include the organization of the microbial libraries, processing of the extracts, the HTS system and automatic data capturing to record data generated by robots. Bar-coded systems ensure accurate data tracking. A special software system developed in-house allows Biosearch to collect research data directly from the robotic stations and to analyze, to perform statistical calculations and to generate reports on the research data with significant savings in time and resources. Biosearch's proprietary software is protected against external intrusions by a "firewall" system provided by an external company. Access to the software by Biosearch's personnel is regulated by a double password system. A back-up of data is created on a daily basis by an external company. A total back-up is created on a daily basis and the magnetic tapes are deposited in a fireproof safe located at Biosearch's facilities. Every six months the magnetic tapes are placed in a safe deposit box with a bank.

  Development

        The development of a lead involves three distinct phases: (i) pre-clinical development; (ii) clinical development; and (iii) development of the productive process.

        Biosearch has the experience and capacity to undertake in-house most of its requirements for pre-clinical tests in mice and rats. Toxicity studies and tests on larger animals are organized by Biosearch but outsourced to specialized laboratories.

        Pre-clinical development.    Pre-clinical development involves the further determination of the therapeutic potential of a lead using more sophisticated animal models of infection, studies of the antimicrobial activity on vast numbers of pathogens isolated from various sources and pharmacokinetic and metabolic studies. At this phase the level of tolerability of the lead is also determined by in vitro and in vivo tests. Biosearch has the capability to perform studies on the therapeutic potential of leads, while tolerability studies are outsourced to specialized centers.

        Clinical development.    While Biosearch has managed Phase I clinical trials on ramoplanin and is currently managing Phase I clinical trials for BI-K-0376, Biosearch prefers to have third parties organize and manage the clinical development of its products via collaborations with third parties. Accordingly, the clinical development of dalbavancin and ramoplanin is being conducted in collaboration with the respective U.S.-based licensees (Versicor for dalbavancin and Genome Therapeutics for ramoplanin). The licensees are responsible for organizing the clinical development program, while Biosearch conducts analytical studies related to the quality of materials and the final product, and develops methods of analyzing the product candidate in biological fluids.

        On the basis of licensing agreements and collaboration agreements, Biosearch receives, in addition to up-front payments, milestone payments upon the achievement of agreed upon milestones. Biosearch also retains rights to use the results obtained by such companies during the experimentation phase, for purposes of future marketing of the products outside the United States and Canada.

        Development of productive processes.    As interest in a substance increases, it becomes necessary to increase the production process in order to produce, at first, the grams and, subsequently, the kilograms required for the pre-clinical and clinical development and marketing. Such increase in productivity must continue after the substance is launched on the market in order to optimize volume, time and production costs. Such process is carried out by way of three principal approaches:

  •
  modification of the productive microorganism for purposes of increasing its productive capabilities (strain improvement);

  •
  improvement in culture conditions such that they may reach their maximum productive potential (fermentation improvement); and

  •
  optimization of the extraction and purification processes to increase final production yields (recovery optimization).

        Simultaneously with the performance of clinical tests, the micro-organisms which produce the leads must be manipulated for purposes of increasing their capability to produce the active molecule. At this stage it is necessary to genetically manipulate strains and to optimize the conditions in which they are cultivated.

        Biosearch has developed proprietary processing specifically for the creation of mutant microbes having elevated production capabilities. Biosearch has also developed a patented technique used for the transfer of genes responsible for the production of an antibiotic from the original producer molecule to a different strain having a genetic and physiological make-up which is well known and therefore easily manipulated. This renders the production processes more efficient and capable of duplication since the same strain shall be used for the production of various leads. The genetic development of the strains, as well as the development of the fermentation, are necessary in order to make production on an industrial level possible.

        Simultaneously, Biosearch optimizes the processes of extraction and purification of the active ingredient of the microbial cultures and, where necessary, the process of chemical transformation of the original molecules.

Principal Product Candidates

        Biosearch is currently developing a pipeline of product candidates, including several in various phases of development. Outlined below are the product candidates which have entered the clinical development phase, followed by those in the optimization and pre-clinical phases.

  Product candidates in clinical development

        Biosearch's product candidates currently in clinical development are dalbavancin, ramoplanin and BI-K-0376.

  Dalbavancin

        Dalbavancin is a chemical derivative of a naturally occurring glycopeptidic antibiotic. Both the glycopeptide and the semisynthetic derivative have been discovered and patented by Biosearch. Tests indicate that dalbavancin is effective against all staphylococci including those resistant to most current therapies. In collaboration with Versicor, its licensee for North America, Biosearch is developing dalbavancin for the treatment of infections caused by problematic gram-positive bacteria including multidrug resistant staphylococci, enterococci, and penicillin-resistant streptococci, in hospitalized patients. Versicor has completed Phase I trials, has completed Phase II clinical trials for skin and soft tissue infections, and is currently conducting Phase II clinical trials for bloodstream infections. Based on available data, Biosearch's management believes that dalbavancin has an excellent safety profile and promises to be effective in doses administered only once weekly.

  Ramoplanin

        Ramoplanin belongs to a chemical class of naturally occurring antibacterial product candidates discovered and patented by Biosearch. It has the following characteristics:

  •
  it selectively inhibits gram-positive bacteria including methicillin-resistant Staphylococcus aureus (MRSA) and all types of vancomycin-resistant enterococci (VRE) and Clostridia including Clostridium difficile;

  •
  it does not show propensity to select resistant mutants; and

  •
  it does not show cross-resistance with known antibiotics.

        In collaboration with Genome Therapeutics, Biosearch's licensee of ramoplanin in North America, Biosearch is developing ramoplanin, in an oral form, for the prevention of infection in hospitalized patients displaying VRE in their gastrointestinal tract. This product has successfully completed Phase II clinical studies, establishing proof of concept in human patients, and in June 2000 entered Phase III, the final phase of clinical studies required before possible FDA approval. Biosearch is investigating the possibility of developing ramoplanin for additional indications and in different forms.

  BI-K-0376

        BI-K-0376 is a semisynthetic derivative of a novel class of antibiotics discovered and patented by Biosearch. It has a novel mechanism of action. It shows selective activity against the agent associated with acne, Propionibacterium acnes, including drug resistant strains, while it shows modest activity against normal skin flora and thus has a low probability of inducing superinfection. As a result, it could selectively eliminate the Propionibacterium acnes without affecting the natural bacterial flora of the skin. Phase I clinical studies are in progress.

  Leads

        Biosearch has discovered and developed a series of new molecules, having in management's opinion novel structures and mechanisms of action, which show potential for use in treatment against multidrug resistant bacterial and fungal infections. Several leads are still at the biological and chemical profiling stage and Biosearch believes constitute good candidates for lead optimization.

        The following table describes Biosearch's principal leads and their respective status.

Chemical Class	Product	Disease Targets	Status
Lanthibiotic	Actagardin-derivative Cell wall inhibitor	Resistant Gram-positive Infections	Lead optimization
Peptide	GE-81112 Novel protein synthesis inhibitor	Antibacterial	Lead

        The most advanced pre-clinical leads are BI-K0603 and the Actagardine-derivative, which are described below.

        BI-K0603 is a semisynthetic derivative of ramoplanin that retains the high antimicrobial potency of the parent compound against multi-resistant Gram-positive pathogens and, unlike the parent compound, is well-tolerated when injected intravenously or subcutaneously. It effectively treats experimental septicemia in animals. Its toxicity profile in animals, upon systemic administration is being evaluated.

        Actagardine-derivative is a semisynthetic derivative of what Biosearch's management believes to be a novel class of antibiotics discovered and patented by Biosearch (Actagardine). It is active against MRSA and VRE (i.e., multidrug resistant gram-positive micro-organisms), has a novel mechanism of action and does not show cross-resistance with known antibiotics. It effectively treats experimental septicemia in animals. Biosearch is currently studying the safety profile of the Actagardine-derivative.

Other Activities

  VITACHEM Program

        Biosearch's policy is to focus its discovery efforts on the field of anti-infective drugs. However, Biosearch's large collection of microbial chemicals is likely to also contain molecules which can be used in other fields and therefore may have pharmaceutical and non-pharmaceutical utility in many markets.

        In an endeavor to better exploit its commercial potential in sectors other than that of its core business, Biosearch has developed a special program known as "VITACHEM", in the context of which self-contained but integrated research modules, which can be offered to collaborators, have been established including:

  •
  microbial chemical libraries;

  •
  high-throughput screening;

  •
  product fractioning; and

  •
  laboratory-scale fermentation.

        Each collaborator can request from VITACHEM the combination of modules best suited to the specific collaboration. There are two types of collaborations:

  •
  fee-for-service collaborations, which provide Biosearch with short-term as well as medium/long-term revenues in the form of research fees plus milestone payments and royalties calculated as a percentage of net sales;

  •
  fifty-fifty collaborations, based on cost- and reward-sharing.

        To date, Biosearch has entered three fee-for-service collaborations, with Schering-Plough, Bayer AG and Menarini, and two fifty-fifty collaborations with Myriad Genetics Inc. on oncology, cardiovascular and viral targets and Newron Pharmaceutical S.p.A. on central nervous system targets.

  BIOCOR

        Biosearch established a collaborative agreement with Versicor in 1998, amended by an addendum executed by both companies on January 2001 based on the lead optimization partnership called BIOCOR.

  Supply of analytical services

        Biosearch possesses highly advanced scientific equipment not available to small and medium sized companies. Such equipment simplifies analytical activities but requires highly specialized personnel available within Biosearch but not generally available in smaller companies in Italy. Biosearch has therefore organized a program whereby Biosearch provides a series of analytical services on an ad hoc basis to small- to medium-sized companies operating in Northern Italy, utilizing its own personnel and equipment. This program is organized in such a way as to avoid any interference with Biosearch's core business.

  The Roberto Lepetit Consortium for Biotechnologies

        In February 1998, Biosearch established in conjunction with the University of Bologna and the University of Palermo the "Roberto Lepetit Consortium for Biotechnologies," a non-profit organization aimed at the promotion of the development of biotechnologies through advanced research activities in collaboration with academic institutions with a view to utilizing new technologies and products for industrial purposes. The headquarters of the Consortium are located at Biosearch's facilities.

Relevant Market for Product Candidates

  Potential market for Biosearch's product candidates

        Biosearch's management believes that the principal characteristics of the relevant market for its product candidates may be summarized as follows:

  •
  the existence of an unsatisfied medical need;

  •
  a tolerance for higher prices for hospital-prescribed drugs;

  •
  a low risk of insolvency of public hospitals;

  •
  an increase in hospitalized patients; and

  •
  an increase in the number of patients treated at home with hospital-prescribed drugs.

        Biosearch's research activities focus on the discovery and development of products capable of combating multidrug resistant pathogenic micro-organisms which, as such, are insensitive to treatment with traditional drugs. The resistance of pathogenic bacteria and fungi is widespread in the most industrialized countries, where the frequent use of antibiotics has led to the development of resistant strains. The principal pathogens of this type include: (i) among the gram-positive bacteria, staphylococci (Staphylococcus aureus and Staphylococcus epidermidis), streptococci (penicillin resistant streptococci) and, particularly in the United States, enterococci (Enterococcus faecium and Enterococcus faecalis). Gram-positive bacteria are responsible for over 60% of bacteremia (blood infection) contracted in hospitals in the United States (source: Clin. Inf. Dis. 1999—29:239-244) and their incidence has increased from 5.3% to 33.2% among patients in UK hospitals (source: J. Antim. Chem. 1992—29 (Supp. A) 19-24); (ii) among gram-negative bacteria, the pseudomonas and certain enterobacteria; and (iii) among fungi (yeasts and pathogenic molds), Aspergilla and Candida.

        Furthermore, Propionibacterium acnes, a micro-organism associated with acne, has developed resistance to many of the antibiotics in current use. Biosearch is currently developing ramoplanin and dalbavancin for the prevention and cure of infections caused by Gram-positive bacteria. Both product candidates are intended for the hospital market and are aimed at combating enterococci infections (ramoplanin) and staphylococci infections (dalbavancin). Biosearch is also developing a novel antibiotic, BI-K-0376, which is active on multidrug resistant Propionibacterium acnes for the topical treatment of acne. Biosearch also has discovery programs underway for the development of antifungal agents.

Competition

        Similar biotechnology companies actively pursuing discovery and development of products in Biosearch's target markets include Cubist Pharmaceuticals Inc., Genome Therapeutics Corp., InterMune, Inc., IntraBiotics Pharmaceuticals Inc. and Versicor, each with headquarters in the United States. Some of these companies, such as Cubist, Genome Therapeutics, InterMune and Versicor, are

active in both discovery and development, while the others are principally active in the development sector. Cubist has experience in the development of innovative testing for the discovery of new anti-infectives, and Versicor is specialized in combinatorial chemistry. None of the above companies operates in Biosearch's specific sector, namely in the generation of chemical diversity using cultures of micro-organisms. Biosearch has also established strategic alliances with Versicor and Genome Therapeutics in relation to the development of Biosearch's product candidates, dalbavancin and ramoplanin, respectively.

        Biosearch expects continued and increased competition from current and future competitors, many of whom have significantly greater financial, technical, marketing and other resources than Biosearch does.

Intellectual Property

        The commercial success of Biosearch also depends on its ability to obtain patent protection for its product candidates and its technology (including processes, products and use of products) in Europe, the United States and other countries, and to protect the confidentiality of the know-how of Biosearch and its collaborators. Biosearch holds 452 patents and 96 patent applications for industrial inventions regarding molecules and/or technologies related to products currently under development, or related to its new leads. Some of these inventions are protected by patents or patent applications submitted originally in most of the industrialized countries (including the European Union, the United States and Japan) by the Lepetit Group and subsequently transferred to Biosearch and by patents or patent applications submitted directly by Biosearch.

        No assurance can be given that:

  •
  Biosearch will develop additional inventions which are patentable;

  •
  patent applications filed by Biosearch will result in the issue of patents; or

  •
  any patents issued or licensed to Biosearch will not be challenged and found invalid.

        In general, patent applications are not published until 18 months after the date of filing. For this reason, there is no guarantee that the contents of a patent application filed by Biosearch has not been previously submitted by other parties who would thus enjoy priority rights with respect to such patent. Biosearch has, in the past, and may continue to receive office actions or other notices from U.S. or foreign patent authorities seeking to limit or otherwise qualify some of Biosearch's patent claims. Biosearch intends to defend such claims when the disputes relate to key proprietary rights that are important to Biosearch's current or future business. In addition, substantial costs could be incurred if Biosearch is required to defend its key proprietary rights against third parties.

        Biosearch provides information, materials and substances to research collaborators in the context of both academic and commercial collaboration arrangements pursuant to which such collaborators are requested to conduct tests on the substances, pursuant to confidentiality agreements. Biosearch also relies upon unpatented proprietary technology, processes, know-how and data which it regards as trade secrets and which are protected in part by confidentiality agreements with its employees, one of its consultants and certain sub-contractors, including manufacturing sub-contractors. There can be no assurance that these agreements or other trade secret protection will provide meaningful protection or will not be breached, that Biosearch will have adequate remedies for any breach, or that its trade secrets will not otherwise become known or be independently developed by competitors.

Facilities

        Biosearch owns offices and laboratory facilities consisting of approximately 150,000 square feet located in Gerenzano, Italy. Biosearch uses about 70% of the square footage of these buildings and has leased a number of the offices and laboratories it does not use to Areta International or Newron Pharmaceuticals S.p.A.

Employees

        As of June 30, 2002, Biosearch has 101 employees, 80 of whom are dedicated to research and development programs.

Litigation

        As of the date hereof, Biosearch is not party to any legal or arbitration proceedings which in Biosearch's management's view may have, or have recently had, a material effect on Biosearch's economic and financial position.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT OF BIOSEARCH

        The following table sets forth, as of August 5, 2002, the names and addresses for (i) each person who is known by Biosearch to own beneficially more than 5% of its outstanding ordinary shares, (ii) each director of Biosearch, (iii) each executive officer of Biosearch, and (iv) all directors and executive officers of Biosearch as a group.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned and Nature of Beneficial Ownership(2)	Percent Beneficially Owned(3)
3i Group plc 91, Waterloo Road SE1 8XP London, UK	1,199,026	9.86%
Claudio Quarta	1,345,968	11.07%
Francesco Parenti	674,485	5.55%
Stefano Donadio	337,240	2.77%
Constantino Ambrosio	161,736	1.33%
Rino De Maria	63,467	*
Ubaldo Livolsi Cassina De Pechhi (Milan) Via Antares 14 Italy	1,270	*
Jean-Francois Labbe 27, allee des Bocage 78110 Le Vesinet France	—	—
Carlo Musu	—	—
Ermenegildo Beghé	170	*
Giorgio Mosconi	43,860	*
Romeo Ciabatti	337,240	2.77%
Enrico Selva	182,556	1.50%
Daniela Jabes	22,902	*
Luigi Colombo	304,376	2.50%
Directors and executive officers as a group	3,475,270	28.6%

*
Holdings represent less than 1% of all shares outstanding.

(1)
Except otherwise noted, the address of each person listed is c/o Biosearch Italia S.p.A., Via Abbondo Sangiorgio 18, Milano 20145, Italy.

(2)
Except as provided with respect to certain shares held in trust with the person's spouse and as otherwise provided under state community property laws, Biosearch believes that each of the shareholders named in this table has sole voting and investment power over the ordinary shares indicated.

(3)
Applicable percentages are based on 12,160,500 shares outstanding on June 30, 2002. All expressions of percentage assume that warrants and options exercisable within 60 days after June 30, 2002, if any, of the particular person or group in question, and no others, have been exercised.

CONDITIONS IN ITALY AND THE EUROPEAN UNION

Exchange Rates; European Economic and Monetary Union

        Pursuant to the Treaty on European Union, signed at Maastricht on February 7, 1992, the third stage of European Economic and Monetary Union, or EMU, commenced on January 1, 1999. On that date, a single currency, the euro, was introduced and became legal tender in the participating member states of the EU (including Italy), and those participating member states transferred authority for conducting monetary policy to the European Central Bank. From the start of the third stage of EMU, the value of the euro as against the currencies of each of the participating member states was irrevocably fixed. The conversion rate between the euro and the lira was fixed at Lit. 1,936.27 per euro.

        The following 12 member states are participating in the EMU: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. During the transition period from January 1, 1999, through December 31, 2001, the euro was available only in "paperless form," pending the production and release of euro banknotes and coins, while the participating members states' national currencies were maintained. During that transition period, the value of the national currency of a participating member state in the national currency of another country (whether a participating member state or not) was by law determinable only through the bilateral conversion method, i.e., by converting the first currency into euros and then converting this euro equivalent into the second currency. Euro banknotes and coins debuted on January 1, 2002 and, since then, the national currency of each member state, including the lira, has been withdrawn from circulation, and both financial and consumer transactions in participating member states of the EMU are denominated in euros.

        The majority of Biosearch's revenues and expenses have historically been denominated in lira. Starting from March 31, 2000, when its reporting currency switched to the euro, Biosearch has also prepared and published its financial statements in the euro.

        The euro floats freely against the dollar. Accordingly, after the merger we will face exchange rate risk relating to the value of the euro relative to the dollar. Furthermore, a portion of Biosearch's revenues and expenses and some liabilities are denominated in foreign currencies outside the euro zone and, therefore, fluctuations in the exchange rates of such currencies in relation to the euro may affect our combined company's results of operations. See "Risk Factors—Risks Related to International Expansion."

        The table below sets forth, for the dates indicated, the average, high, low and period-end median 4 p.m. Greenwich Mean Time, or GMT, spot rate as per a number of snapshots taken from Reuters for the euro expressed in U.S. dollars per euro. The average rates set forth in the table below are the average of the median 4 p.m. GMT spot rates on the last business day of each month during the relevant period. For any time or period before January 1, 1999, the median 4 p.m. GMT spot rates have been derived from the median 4 p.m. GMT spot rates for the Italian lira converted into euros at the irrevocable conversion rate between the Italian lira and the euro. These rates are provided solely for the convenience of the reader and are not necessarily the rates we used in the preparation of our financial statements. We make no representation that Italian lire or euros could have been converted into U.S. dollars at the rates shown or at any other rate for such periods or at such dates.

        The following table sets forth the median 4 p.m. GMT spot rate for the euro for each of the previous five years, the six months ended June 30, 2002 and for each of the last six months (expressed in U.S. dollars per one euro).

	U.S. dollars per Euro
Calendar Year				Period End
	Average	High	Low
1997	1.14	1.28	1.05	1.10
1998	1.12	1.22	1.06	1.17
1999	1.07	1.18	1.00	1.00
2000	0.92	1.03	0.83	0.94
2001	0.90	0.95	0.84	0.89
Six months ended
June 30, 2002	0.93	1.01	0.86	0.99
Calendar Period	High	Low
2002—Month ended
April	0.90	0.87
May	0.94	0.90
June	0.99	0.94
July	1.01	0.97
August	0.99	0.96
September	1.00	0.97
The median 4 p.m. GMT spot rate on September 30, 2002 was $0.99 = €1.00.

Exchange Controls

        Italy does not impose exchange controls on transfers of currency abroad. Residents and non-residents of Italy may invest in Italian securities without restriction and may transfer to and from Italy cash, instruments of credit and securities, in both foreign currency and the euro, representing interest, dividends, other asset distributions and the proceeds of dispositions.

        Certain reporting and record-keeping requirements, however, are imposed under Italian and EU laws regarding the free movement of capital. Such laws require transfers into or out of Italy of cash or securities in excess of 10,329 euros be reported in writing to the Italian Exchange Office by residents or non-residents who effect such transfers directly, or by credit institutions or other intermediaries that effect such transactions on their behalf. In addition, credit institutions and other intermediaries effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for five years, which may be inspected at any time by Italian tax and judicial authorities. Non-compliance with these reporting and record-keeping requirements may result in administrative fines or, in the case of false reporting and in certain cases of incomplete reporting, criminal penalties. The Italian Exchange Office is required to maintain reports for a period of ten years and may use them, directly or through other government offices, to police money laundering, tax evasion and any other crime or violation.

Regulatory Framework

  Laws and regulations governing the research, experimentation, production and marketing of new pharmaceutical products

        Biosearch and its subsidiary's research activities, facilities and equipment and the production and marketing of its products are subject to several laws and regulations issued by authorities in Italy, the EU, the United States and other foreign countries where such products are sold.

        Italy and the EU have adopted high standards of review for new pharmaceutical products. Such products are typically reviewed at each of the following stages:

  •
  underlying research;

  •
  pre-clinical studies;

  •
  clinical trials

  •
  registration of the product;

  •
  production of the product; and

  •
  marketing of the product.

Consequently, the entire approval process for new pharmaceutical and/or medicinal products is typically lengthy. At the Italian level, the authorizations necessary for manufacturing and marketing medicinal products are granted by the Italian Ministry of Health and, upon certain circumstances, may be limited or revoked. At the EU level, the regulatory authority is the European Agency for the Evaluation of Medicinal Products, or EMEA. Based in London, EMEA is responsible for coordinating scientific resources in EU countries and evaluates and supervises the manufacturing and marketing of medicinal products for use across the EU. On the basis of EMEA's recommendation, the European Commission may authorize the marketing of new products.

  Laws and regulations governing intellectual property rights

        Italian laws enforce the agreements on "Trade Related Aspects of Intellectual Property Rights," reached in the context of the Uruguay Round negotiations of the General Agreement on Tariffs and Trade, known as GATT. Italian laws also address the protection of trademark use in Italy. As far as patents are concerned, at the EU level, the European Patent Convention of October 1973 applies and at the Italian level, Royal Decree no. 1127 of June 29, 1939 (as amended and integrated) applies. The EU laws are enforced by the Administrative Council of the European Patent Organization.

  Laws and regulations governing reimbursement for the purchase of pharmaceutical products.

        Italian laws regulate the amount by which pharmaceutical companies are reimbursed for products covered by the public health system. If this reimbursement amount does not cover the entire cost of the product, then the difference must be paid by the consumer.

  Italian laws and regulations governing safety and hygiene in the workplace and environmental protections.

        Italian laws specifically address and regulate the following matters, among others:

  •
  safety and hygiene in the workplace;

  •
  the use of genetically modified micro-organisms;

  •
  the use of ionized radiation; and

  •
  waste management.

  Italian laws and regulations governing the granting of research incentives, the hiring of personnel and productive investments.

        In addition to the laws and regulations encouraging medical investment, research and training discussed below, certain Italian laws and regulations relate to subsidies for investments made in southern Italy and tax benefits to support technological innovation.

Governmental Support of Medical Research and Training

        In order to encourage scientific and medical research and training, both Italy and the EU have instituted targeted investment programs.

  Italian Investment Programs

        Italian law provides that companies carrying out certain research and/or training projects may qualify for receiving government grants and/or subsidized loans. Italian grants and subsidized loans are awarded by the Ministero Istruzione Università Ricerca, or MIUR, and disbursed by an authorized bank, as instructed by MIUR.

        In order to be awarded grants or subsidies, eligible companies must submit a detailed request to MIUR describing their business and specifying the proposed project. MIUR will then evaluate the request and decide whether to make an award. Each awarded grant and subsidy will be paid, depending on the evidenced progress of the project (a portion of the grants may, however, be disbursed in advance by the authorized bank if instructed by MIUR). The companies receiving the grants must comply with certain conditions relating to, among other things, the geographical, technical and timeline development of the projects and the characteristics and location of the companies receiving the grants. MIUR is entitled to discontinue or revoke the grants and subsidies.

        Due to the nature of its medical research activities, many of Biosearch's projects and programs have qualified for and received grants and subsidized loans from those sources. From the Italian authorities, Biosearch has received government grants and subsidized loans relating to Biosearch's:

  •
  oncology project (research activities);

  •
  genomics project (training and research activities); and

  •
  antibiotics project (training and research activities).

In addition, in May 2002, Biosearch's antimicrobial drugs project was approved by MIUR, which might result in Biosearch's receipt of a related grant and a subsidized loan. Biosearch has also applied for a grant and subsidized loan for a project for identification and implementation of new research technology.

        The grant and subsidy agreements entered into between Biosearch and the authorized bank, San Paolo IMI S.p.A., provide that:

  •
  notice of any structural and organizational changes affecting Biosearch (including the change of its directors) and/or its business (including the award of further grants or subsidies) must be provided in advance to the authorized bank;

  •
  consent to any merger, de-merger or transformation of Biosearch must be received in advance from the authorized bank; and

  •
  any default by Biosearch under any of the agreements can cause the termination of all the agreements concerning the payment of grants and subsidies with the additional consequence that Biosearch must repay the relevant sums with interest.

        Based on the above, in order to seek to avoid the forfeiture of any sums already received by Biosearch, plus the payment of interest on those sums, Versicor and Biosearch informally contacted the authorized bank in order to start the procedure aimed at receiving its consent to the merger. Shortly after the merger occurs, we intend to contribute Biosearch's assets into an Italian subsidiary. Since this subsidiary will be an Italian company, we expect it will be eligible to receive new grants and subsidies as its programs qualify from time to time.

  Regional Investment Programs

        Biosearch Manufacturing, Biosearch's wholly-owned subsidiary, has been awarded a grant by Regione Basilicata, a local authority in southern Italy, for the construction of a new manufacturing plant. This grant will be paid in installments in accordance with the completion of various stages of the construction work, and can be revoked or reduced if Biosearch Manufacturing fails to comply with its obligations. In order to maintain eligibility for the whole grant awarded by Regione Basilicata, Biosearch Manufacturing must also comply with certain requirements relating to, among other things, number of its employees, its turnover levels and its independence of other companies. Following the merger, the parties anticipate that subject to compliance with the terms and conditions of the grant, a significant portion of the awarded grants will be available to Biosearch Manufacturing following completion of the merger.

  European Union Investment Programs

        Under EU law, Biosearch benefits from EU grant programs for its:

  •
  Eurocellwall project;

  •
  Megatop project; and

  •
  Actapharm project.

        The agreements relevant to these grants, which are governed by Belgian law, provide that the grants may be awarded only to EU entities or entities of an "Associated State" that has entered into a convention with the EU. The United States has not entered into such a convention. As a result, the combined company will not be eligible for these grants after the merger and we expect that the EU Commission will require us to repay any subsidies already paid to Biosearch, totalling approximately €251,630.

        Shortly after completing the merger, we intend to create an Italian subsidiary to hold the assets of Biosearch. In the name of the Italian subsidiary, we may, from time to time, apply to MIUR and the EU Commission for additional grants and subsidies. However, there can be no assurance that the Italian subsidiary will qualify or be approved for any grants or subsidies may be applicable to us.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The following pro forma condensed consolidated financial information is based on the historical U.S. GAAP financial statements of Versicor and Biosearch and has been prepared to illustrate the effect of the merger of Versicor and Biosearch.

        The unaudited pro forma condensed consolidated balance sheet is as of June 30, 2002 and is presented as if the merger occurred as of June 30, 2002. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2001 and for the six months ended June 30, 2002 assume that the merger occurred as of January 1, 2001.

        The merger will be accounted for under the purchase method of accounting. Under the purchase method of accounting, assets acquired and liabilities assumed are recorded at their estimated fair values. Goodwill is recorded to the extent that the merger consideration, including certain acquisition and closing costs, exceeds the fair value of the net assets acquired. The goodwill arising from the merger will be recorded on Versicor's balance sheet and will not be amortized; however it will be subject to future impairment tests. The value assigned to identifiable intangible assets will be amortized over their estimated useful lives of between five and ten years. Amounts allocated to in-process research and development will be expensed immediately. The final determination of the purchase price allocation will be based on the fair values of the assets, including the fair value of in-process research and development and other intangibles, and the fair value of liabilities assumed at the date of the closing of the merger. The purchase price will remain preliminary until Versicor is able to complete a third party valuation of significant intangible assets acquired, including in-process research and development, and evaluate the fair value of other assets and liabilities acquired. The final determination of the purchase price allocation is expected to be completed as soon as practicable after the date of the closing of the merger. The final amounts allocated to assets and liabilities acquired could differ significantly from the amounts presented in the accompanying unaudited pro forma condensed consolidated financial information.

        The pro forma adjustments are based upon available information and assumptions that our management believes are reasonable. The unaudited condensed consolidated statements of operations are not necessarily indicative of our future results of operations or the results of operations which might have occurred had the proposed merger occurred on January 1, 2001. The pro forma adjustments are described in the following footnotes.

        The unaudited pro forma condensed consolidated financial information should be read in conjunction with our audited financial statements and related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Versicor" and in conjunction with Biosearch's audited financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Biosearch," all of which are included elsewhere in this proxy statement/prospectus.

Unaudited Pro Forma Condensed Consolidated
Statement of Operations
Year Ended December 31, 2001
(in thousands, except per share amounts)

	Historical Versicor	Historical Biosearch	Pro Forma Adjustments		Pro Forma
		(Note 2)
Revenues:
Collaborative research and development and contract services	$6,145	$3,360	$(509)	(a)	$8,996
License fees and milestones	283	3,122	(1,649)	(a)	1,756

Total revenues	6,428	6,482	(2,158)		10,752

Operating expenses:
Research and development	32,612	15,017	(2,159)	(a)	45,623
			153	(c)
General and administrative	9,600	3,810	—		13,410
Gain on trading securities	—	(1,624)	—		(1,624)
Amortization of intangible assets	—	—	2,863	(b)	2,863
Amortization of negative goodwill	—	(1,136)	—		(1,136)

Total operating expenses	42,212	16,067	857		59,136

Loss from operations	(35,784)	(9,585)	(3,015)		(48,384)
Interest income (expense), net	2,997	(146)	—		2,851
Other	(60)	—	—		(60)

Net loss	$(32,847)	$(9,731)	$(3,015)		$(45,593)

Net loss per share, basic and diluted	$(1.42)	$(0.80)			$(1.02)	(e	)
Shares used in computing net loss per share, basic and diluted	23,090	12,154			44,614

Unaudited Pro Forma Condensed Consolidated
Statement of Operations
Six Months Ended June 30, 2002
(in thousands, except per share amounts)

	Historical Versicor	Historical Biosearch	Pro Forma Adjustments		Pro Forma
		(Note 2)
Revenues:
Collaborative research and development and contract services	$3,044	$1,510	$(994)	(a)	$3,560
License fees and milestones	258	185	(78)	(a)	365

Total revenues	3,302	1,695	(1,072)		3,925

Operating expenses:
Research and development	22,065	5,660	(1,072)	(a)	26,729
			76	(c)
General and administrative	4,537	1,911	—		6,448
Gain on trading securities	—	(703)	—		(703)
Amortization of intangible assets	—	—	1,431	(b)	1,431

Total operating expenses	26,602	6,868	435		33,905

Loss from operations	(23,300)	(5,173)	(1,507)		(29,980)
Interest income (expense), net	657	1,020	(861)	(d)	816

Net loss	$(22,643)	$(4,153)	$(2,368)		$(29,164)

Net loss per share, basic and diluted	$(0.92)	$(0.34)			$(0.63)	(e	)
Shares used in computing net loss per share, basic and diluted	24,642	12,104			46,166

Unaudited Pro Forma Condensed Consolidated
Balance Sheet
June 30, 2002
(in thousands)

	Historical Versicor	Historical Biosearch	Pro Forma Adjustments		Pro Forma
		(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	$61,873	$21,306	$—		$83,179
Marketable securities	23,277	83,594	(2,098)	(i)	104,773
Accounts receivable, net	—	4,258	(308)	(a)	3,950
Prepaid expenses and other current assets	764	2,795	—		3,559

Total current assets	85,914	111,953	(2,406)		195,461
Property, plant and equipment, net	5,085	8,955	—		14,040
Goodwill	—	—	14,731	(f)	14,731
Intangible assets	—	—	23,100	(f)	23,100
Restricted marketable securities	—	5,884	—		5,884
Other assets	103	4,991	—		5,094

Total assets	$91,102	$131,783	$35,425		$258,310

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$4,162	$5,066	$(308)	(a)	$8,920
Accrued liabilities	6,870	1,973	(1,004)	(k)	17,839
			10,000	(g)
Current portion of long-term loan	3,715	127	—		3,842
Deferred revenue	884	5,626	(785)	(a)	5,725

Total current liabilities	15,631	12,792	7,903		36,326
Long-term loan	1,047	1,118	—		2,165
Deferred revenue	500	—	—		500
Other long-term liabilities	229	156	—		385

Total liabilities	17,407	14,066	7,903		39,376

Stockholders' equity:
Common stock	26	12,011	(11,989)	(h)	48
Additional paid-in capital	202,421	145,626	293	(c)	441,529
			93,189	(h)
Treasury stock	—	(1,266)	1,266	(h)	(2,098)
			(2,098)	(i)
Deferred stock compensation	(2,328)	—	(293)	(c)	(2,621)
Accumulated other comprehensive income	42	1,742	(1,742)	(h)	42
Accumulated deficit	(126,466)	(40,396)	(91,500)	(j)	(217,966)
			40,396	(h)

Total stockholders' equity	73,695	117,717	27,522		218,934

Total liabilities and stockholders' equity	$91,102	$131,783	$35,425		$258,310

NOTES TO UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1.    Basis of Presentation

        On July 30, 2002, Versicor signed a definitive agreement to acquire Biosearch in a transaction to be accounted for as a purchase under accounting principles generally accepted in the United States of America. Under the terms of the merger agreement, each share of Biosearch ordinary shares outstanding at the closing of the merger will be converted into 1.77 shares of Versicor common stock. In addition, the merger agreement provides that each holder of a Biosearch stock option outstanding at the closing of the merger may either terminate his Biosearch option and receive a replacement Versicor option or keep his existing Biosearch option that will then be assumed by Versicor and become an option to acquire shares of Versicor common stock. In both cases, the option to acquire the number of shares of Versicor common stock will be determined by multiplying the number of shares of Biosearch common stock subject to the option by 1.77. For the purposes of the pro forma information presented, we have assumed that all Biosearch stock options outstanding at the closing of the merger will be terminated and replaced with Versicor options. If all Biosearch stock options outstanding are instead assumed by Versicor, the impact on this pro forma information would not be significant.

        As of June 30, 2002, there were 12,160,500 shares of Biosearch ordinary shares outstanding and approximately 250,000 Biosearch shares issuable upon exercise of outstanding options. Based on these amounts, if the merger had taken place on June 30, 2002, Biosearch shareholders would have received approximately 21,524,000 shares of Versicor common stock, and holders of Biosearch options would have received options to purchase approximately 443,000 shares of Versicor common stock. The exact number of shares and options to be issued will depend on the number of Biosearch ordinary shares and options outstanding at the closing of the merger. In addition, we currently have contractual commitments in place to issue options covering an additional 2,845,000 shares upon completion of the merger to Biosearch key employees and one of its consultants.

        The estimated purchase price of the acquisition is $248.8 million as follows (in thousands):

Issuance of Versicor shares	$236,115
Issuance of options to acquire Versicor shares	2,722
Transaction costs	10,000

Total	$248,837

        The fair value of the Versicor shares used in determining the purchase price was $10.97 per share based on the average closing price of Versicor's stock from the two days before through two days after July 31, 2002, the date of the public announcement of the merger. The fair value of the options to acquire Versicor shares was determined using the Black-Scholes option pricing model assuming a market price of $10.99, the closing market price of Versicor stock on July 31, 2002; an exercise price of $11.03; an expected average life of 4 years; a weighted average interest rate of 4.65%; volatility of 70%; and no expected dividends.

        The preliminary allocation of the purchase price is as follows (in thousands):

Current assets	$111,953
Property, plant and equipment	8,955
In-process research and development	91,500
Intangible assets	23,100
Goodwill	14,731
Other assets	10,875
Current liabilities	(11,003)
Long-term liabilities	(1,274)

Net assets	$248,837

        The final determination of the purchase price allocation will be based on the fair values of the assets, including the fair value of in-process research and development and other intangibles, and the fair value of liabilities assumed at the date of the closing of the merger. The purchase price will remain preliminary until Versicor is able to complete a third party valuation of significant intangible assets acquired, including in-process research and development, and evaluate the fair value of other assets and liabilities acquired. The final determination of the purchase price allocation is expected to be completed as soon as practicable after the date of the closing of the merger. The final amounts allocated to assets and liabilities acquired could differ significantly from the amounts presented in the unaudited pro forma condensed consolidated financial information above.

        The valuation of the purchased in-process research and development of $91.5 million was based on the result of a valuation using the income approach and applying the percentage completion to risk-adjust the discount rates associated with each of the two significant in-process projects and one minor project. The two significant in-process projects relate primarily to the development of a novel antibiotic to treat Gram-positive bacteria fair valued at $24.5 million and a novel second-generation glycopeptide agent fair valued at $61.2 million. These in-process projects require additional significant rigorous scientific and clinical testing expected to be completed in the second half of 2004 with cash inflows from product sales forecasted to begin in 2005. One project is estimated to be approximately 80% complete (based on cost) and the other project is approximately 30% complete (based on cost), an additional $15.7 million for additional scientific research and chemical development, expenses associated with conducting clinical trials for various stages, and legal and regulatory expenses in connection with the drug approval process is projected to be required to complete the in-process projects. Both significant in-process projects are still undergoing clinical trials and have not received regulatory approval. The primary risk in completing the projects is the successful completion of the clinical testing and regulatory approval process. This process is time and research intensive and new drugs face significant challenges before they can be brought to the market. Any delay in the approval process could have significant consequences including increased costs thus jeopardizing the economic returns expected to be realized, delay in the rollout of the product with potential lower revenues due to competing products reaching the market and potential loss of credibility to the company's scientific team.

        Under the income approach, value is dependent on the present value of future economic benefits to be derived from the ownership of an asset. Central to this method is an analysis of the earnings potential represented by the appraised asset and of the underlying risk associated with obtaining those earnings. Value indications are developed by discounting future net cash flows available for distribution to their present value at market-based rates of return. Discount rates of 45%-50% were used, which are commensurate with the overall risk and percent complete of the in-process projects. Management concluded that technological feasibility of the purchased in-process research and development had not been reached, and the technology had no alternative future uses. Accordingly, the amount allocated to in-process research and development will be charged to the statement of operations in the period in which the acquisition is consummated. The results of the income approach do not necessarily indicate the price that a third party would be willing to pay to acquire the in-process project.

        The estimated goodwill arising from the merger is $14.7 million. In accordance with Statements of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets", the goodwill will be recorded as an asset on the balance sheet and will be reviewed for impairment on at least an annual basis.

        The estimated identifiable intangible assets arising from the merger total $23.1 million and represent $16.1 million for Biosearch's patents and core technology, $1.5 million for bioinformatics software platform and $5.5 million for library of microbial extracts. These intangible assets have estimated useful lives of between five and ten years.

2.    Exchange Rates

        The historic Biosearch statements of operations have been translated into U.S. dollars using the average Euro/U.S. dollar exchange rates for the periods presented. The average Euro/U.S. dollar exchange rate is 0.896 and 0.898 for the year ended December 31, 2001 and the six months ended June 30, 2002, respectively. The historic Biosearch balance sheet as of June 30, 2002 has been translated into U.S. dollars using the closing Euro/U.S. dollar exchange rate at June 30, 2002 of 0.988.

3.    Pro Forma Adjustments

a)
Represents the elimination of intercompany balances/transactions.

b)
Represents amortization of identifiable intangible assets based on estimated fair values and useful lives assigned to these assets at the date of acquisition.

c)
Represents deferred stock compensation and amortization over the four year vesting period arising from the assumed termination of Biosearch options and the issuance of new Versicor options.

d)
Represents the elimination of the gain recognized by Biosearch on the sale of Versicor common stock.

e)
Pro forma basic and diluted earnings per share is calculated by dividing the pro forma net loss by the pro forma weighted average shares outstanding as follows (in thousands):

	Year ended December 31, 2001	Six months ended June 30, 2002
Versicor historical weighted average shares	23,090	24,642
Shares issued to acquire Biosearch	21,524	21,524
Pro forma weighted average shares	44,614	46,166
f)
Represents the estimated fair values of identifiable intangible assets and goodwill arising from the merger.

g)
Represents the estimated transaction costs.

h)
Represents the elimination of historical stockholders' equity accounts for Biosearch and the issuance of Versicor common stock and options as part of the purchase price.

i)
Represents the reclassification of Versicor stock held by Biosearch.

j)
Represents the estimated fair value of in-process research and development. This amount will be recorded as an expense in the period in which the merger is completed.

k)
Represents Versicor's obligation under a collaboration agreement that will be eliminated upon completion of the merger.

MANAGEMENT OF THE COMBINED COMPANY AFTER THE MERGER

        Set forth below is the name, age, prior association and position on the board of directors of the persons who will serve as our directors upon completion of the merger:

Name	Age	Prior Association	Position on the Board following the Merger
James H. Cavanaugh, Ph.D.	65	Versicor	Chairman of the Board; Director(1)(2)(3)
George F. Horner III	58	Versicor	Director(3)
Claudio Quarta, Ph.D.	47	Biosearch	Director(2)(3)
Ubaldo Livolsi, Ph.D.	57	Biosearch	Director(1)(2)
Francesco Parenti, Ph.D.	62	Biosearch	Director(3)
Constantino Ambrosio	59	Biosearch	Director
Christopher T. Walsh, Ph.D.	58	Versicor	Director(1)
David V. Milligan, Ph.D.	61	Versicor	Director(2)

(1)
Member of the Audit Committee.

(2)
Member of the Compensation Committee.

(3)
Member of the Nominating Committee.

        Set forth below is the name, age, prior association and position of the persons who will serve as our executive officers upon completion of the merger:

Name	Age	Prior Association	Title following the Merger
George F. Horner III	58	Versicor	Chief Executive Officer
Claudio Quarta, Ph.D.	47	Biosearch	Chief Operating Officer
Francesco Parenti, Ph.D.	62	Biosearch	Chief Scientific Officer, Worldwide
Timothy J. Henkel, M.D., Ph.D.	43	Versicor	Chief Medical Officer
Constantino Ambrosio	59	Biosearch	Chief Manufacturing Officer
Richard J. White, Ph.D.	60	Versicor	Chief Scientific Officer, North America
Dov A. Goldstein, M.D.	34	Versicor	Chief Financial Officer

Business Experience

        Set forth below is a brief account of the business experience and education of the persons named above who will serve as our directors and officers following the merger:

        James H. Cavanaugh, Ph.D.    Dr. Cavanaugh has served as a member of Versicor's Board of Directors since 1999 and currently serves on Versicor's Audit Committee. Since 1989, he has served as President and General Partner of HealthCare Ventures based in Princeton, New Jersey. Prior to joining HealthCare Ventures, Dr. Cavanaugh was President of SmithKline and French Laboratories-U.S., the domestic pharmaceutical division of SmithKline Beecham Corporation, as well as President of Allergan International. Dr. Cavanaugh served as Staff Assistant to President Nixon for Health Affairs and then as Deputy Director, Domestic Council. Under President Ford, he was Deputy Assistant to the President for Domestic Affairs and then Deputy Chief of the White House Staff. Dr. Cavanaugh is Trustee Emeritus of the California College of Medicine. He is a member of the board of directors of Diversa Corporation, MedImmune, Inc. and 3-Dimensional Pharmaceuticals, Inc., and is non-executive Chairman of Shire Pharmaceuticals Group PLC. He is a past Director of the Pharmaceutical Research and Manufacturers Association.

        George F. Horner III.    Mr. Horner has served as Versicor's President and Chief Executive Officer and a member of Versicor's Board of Directors since 1996. Prior to joining us, Mr. Horner was Corporate Vice President of Ligand Pharmaceuticals from 1993 to 1995. He also served in a number of executive positions during his 17 years at Abbott Laboratories from 1976 to 1993, including President, Canada; Regional Director, Latin America; General Manager, Mexico; General Manager, Southern Africa Region; and Regional Manager, Southeast Asia. From 1967 to 1976, Mr. Horner served in a number of sales and product management positions at E.R. Squibb, Inc.

        Claudio Quarta, Ph.D.    Dr. Quarta has served as Chief Executive Officer of Biosearch since its formation in 1996. Prior to forming Biosearch as part of a management buyout of the Lepetit Research Center, Dr. Quarta held a number of positions during his 25 years with the Lepetit Group and its affiliates, including Managing Director and Director of Biological Sciences of the Lepetit Research Center. In 1998, Dr. Quarta served as president of the Consorio per le Biotecnologie Roberto Lepetit, which promotes biotechnology links between academia and industry. In 1997, Dr. Quarta was appointed Contract Professor in Biotechnology at the Milan University in 1997.

        Ubaldo Livolsi, Ph.D.    Dr. Livolsi is a director of Biosearch. He is the main partner of the merchant bank "Livolsi  & Partners." Previously he was Chief Executive Officer for Fininvest S.p.A., Treasurer of Dow Chemical Company and Treasurer of Lepetit Group. He holds a degree in Economics from the Catholic University of Milan.

        Francesco Parenti, Ph.D.    Dr. Parenti has served in several executive positions at Biosearch since 1997, most recently as President and Chief Scientific Officer and Chairman of Biosearch's board of directors. Prior to forming Biosearch as part of a management buyout of the Lepetit Research Center, Mr. Parenti held a number of positions during his 25 years with the Lepetit Group and its affiliates, including Vice President of Business for Europe, Middle East and Africa at Hoechst-Marion-Roussel; President of Marion Merrel Dow, which was later purchased by Hoechst-Marion-Roussel; Managing Director and Director-General, Italy for the Lepetit Research Center; and director of pre-clinical research at Dow-Lepetit, where he was responsible for patenting teicoplanin.

        Constantino Ambrosio.    Mr. Ambrosio is Biosearch's Executive Vice President of Manufacturing. He has extensive manufacturing experience with Marion Merrell Dow where he was responsible for bulk pharmaceutical manufacturing and with Dow where he was responsible for chemical manufacturing for Southern Europe.

        Christopher T. Walsh, Ph.D.    Dr. Walsh has served as a member of Versicor's Board of Directors since 1998 and currently serves on Versicor's Audit Committee. Since 1991, he has served as the Hamilton Kuhn Professor of Biological Chemistry and Molecular Pharmacology at the Harvard Medical School. He was the President of the Dana-Farber Cancer Institute from 1992 to 1995. From 1987 to 1995, he served as the Chairman of the Department of Biological Chemistry and Molecular Pharmacology at the Harvard Medical School. Dr. Walsh is a member of the scientific advisory boards for KOSAN Biosciences and Millennium Pharmaceuticals. He is a member of the board of directors of Transform Pharmaceuticals, KOSAN Biosciences and Critical Therapeutics. He has also held various positions at Massachusetts Institute of Technology, including the Chairman, Chemistry Department and has served on the editorial boards of various scientific publications.

        David V. Milligan, Ph.D.    Dr. Milligan has served as Versicor's Chairman of the Board of Directors and has been a member of Versicor's scientific advisory board since 1997. From 1979 to 1996, he served in several executive positions at Abbott Laboratories, most recently as Senior Vice President and Chief Scientific Officer from 1994 to 1996. Dr. Milligan is chairman of the board of directors of Caliper Technologies Inc. and serves as a member of the board of directors of ICOS Corporation, Galileo Laboratories, Maxia Pharmaceuticals and Reliant Pharmaceuticals. He also serves on the Princeton

University Chemistry Department Advisory Board. In addition, Dr. Milligan is a Vice President with Bay City Capital, a San Francisco-based merchant bank.

        Timothy J. Henkel, M.D., Ph.D.    Dr. Henkel has served as Versicor's Executive Vice President and Chief Medical Officer since February 2001. Prior to joining Versicor, Dr. Henkel was Vice President of Worldwide Anti-Infective Clinical Development at SmithKline Beecham from 1996 to 2001. Dr. Henkel was Assistant Professor of Internal Medicine and Infectious Diseases at Barnes Hospital and Washington University Medical Center in St. Louis. He received his M.D. and Ph.D. in 1998 from Washington University School of Medicine.

        Richard J. White, Ph.D.    Dr. White has served as Versicor's Executive Vice President and Chief Scientific Officer since 1998. Dr. White joined Versicor in 1997 as Senior Vice President of Biology. Prior to joining Versicor, Dr. White was Vice President for Infectious Diseases at Bristol Myers Squibb from 1985 to 1997. Dr. White has also held research management positions at Lederle Laboratories, Glaxo Group Research in the United Kingdom, and Lepetit Research in Italy.

        Dov A. Goldstein, M.D.    Dr. Goldstein has served as Versicor's Vice President, Finance and Chief Financial Officer since July 2000. Prior to joining Versicor, Dr. Goldstein was Director of Venture Analysis at HealthCare Ventures from 1998 to 2000. Dr. Goldstein served as Vice President, Biotechnology Research Analysis at Brean Murray & Co. from 1997 to 1998. He completed his internship in the Department of Medicine of Columbia-Presbyterian Hospital and received his Master of Business Administration from Columbia Business School in 1998 and his M.D from Yale University in 1995.

Bylaw Amendments Affecting Board Composition

        As a result of the board appointments listed above and the amendments to our bylaws described below, we expect that for at least three years following the merger, our board will remain evenly composed of persons previously associated with Versicor and persons previously associated with Biosearch.

        Upon completion of the merger we will have an eight member board of directors composed of four persons previously associated with Versicor and four persons previously associated with Biosearch, as listed above. The board will remain classified in three classes with staggered terms. Upon completion of the merger, our bylaws will provide that, subject in all cases to the directors' fiduciary duties, during a transition period extending until the third anniversary of the merger:

  •
  the four Versicor directors will have the right to nominate their replacements and the four Biosearch directors will have the right to nominate their replacements;

  •
  each person nominated by the Versicor directors or the Biosearch directors must be confirmed by the whole board (or the applicable class of the board, as applicable) and, if he or she is not confirmed, then the Versicor directors or Biosearch directors, as applicable, will select a new nominee and the process will repeat itself until the full board ultimately approves the nominee. Once a nominee is approved by the board, he or she will stand for election (or re-election, as the case may be) by the stockholders at the annual meeting. However, if the nominee is being selected to fill a board vacancy (rather than an expiring board term) the board has the power to appoint him or her directly to the board without a stockholder vote;

  •
  if changes in Nasdaq rules or other applicable laws require us to have a greater number of independent directors, then we will have to comply with the new rules while maintaining an even balance of Versicor directors and Biosearch directors;

  •
  each committee of the board shall be composed of equal numbers of Versicor and Biosearch directors, except as may otherwise be required to comply with Nasdaq rules or applicable law;

  •
  a quorum of the board requires at least one Versicor director and one Biosearch director;

  •
  any action of the board requires the affirmative vote of at least one Versicor director and one Biosearch director; and

  •
  the board of our Italian manufacturing subsidiary shall be composed of two directors, one of whom shall be a Versicor director and the other of whom shall be a Biosearch director.

The form of our amended bylaws appears as an exhibit to the merger agreement, which is attached to this proxy statement/prospectus as Appendix A.

Stockholders Agreement

        In connection with the execution and delivery of the merger agreement, two current and two prospective stockholders of Versicor entered into a stockholders agreement dated as of July 30, 2002, the date of the merger agreement. These stockholders are Mr. Horner and Drs. Cavanaugh, Quarta and Parenti. The following summary describes material provisions of the stockholders agreement. A copy of the stockholders agreement is attached to the merger agreement, which is attached to this proxy statement/prospectus as Appendix A.

        Voting of Versicor Common Stock.    As listed in Schedule I to the stockholders agreement, the current stockholders held 27,679 shares of Versicor common stock on the date of that agreement and the prospective stockholders will likely own 3,348,713 shares upon the completion of the merger. Under the stockholders agreement, the stockholders agreed that they will cause all shares of Versicor common stock owned by them to be voted:

  •
  with respect to the election of directors, in favor of those individuals recommended by the Versicor board of directors; and

  •
  in accordance with the recommendation of the Versicor board of directors with respect to proposals relating to the following matters:

  •
  any charter or bylaw amendment;

  •
  the acquisition or disposition of assets (by way of merger, consolidation or otherwise); and

  •
  any change in capitalization, liquidation or other action out of the ordinary course of business of Versicor.

        In addition, under the stockholders agreement, the stockholders agreed that they should be present in person or by proxy at all meetings in order that all shares of Versicor common stock owned by them and subject to the stockholders agreement may be counted for the purpose of determining a quorum.

        Standstill Provisions.    Under the stockholders agreement, the stockholders agreed that they will not:

  •
  participate in any way in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any securities of Versicor in opposition of the recommendation of Versicor's board of directors with respect to any matter, including the election of directors; or

  •
  except for the stockholders agreement, deposit any of the stockholders' shares of Versicor common stock subject to the stockholders agreement in a voting trust or any similar arrangement.

        Termination.    The stockholders agreement will terminate upon the earlier of:

  •
  the date of termination of the merger agreement; or

  •
  three years from the effective date of the merger agreement.

Compensation of Directors

        We plan to continue our current director compensation practices following the merger.

        Currently directors who are also our employees or officers do not receive any additional compensation for their service on the board. We reimburse our non-employee directors for expenses incurred in connection with attending board and committee meetings, but we do not compensate them for their services as board or committee members.

        In the past, non-employee directors have been granted non-employee director options to purchase our common stock pursuant to the terms of our 1997 Equity Incentive Plan, and the Board continues to have discretion to grant options to new non-employee directors under either the 1997 Equity Incentive Plan or, following its adoption by our stockholders in September 2001, our 2001 Stock Option Plan. We anticipate that we will grant options from time to time under the 1997 Equity Incentive Plan and the 2001 Stock Option Plan to non-employee directors. For a list of our currently planned option grants to executives of the combined company, see "Proposal to Amend Versicor's 2001 Stock Option Plan—Compensation of Versicor's Officers and Directors; Specific Benefits under the 2001 Stock Option Plan Amendments."

Compensation of Executives

        The following table summarizes the compensation awarded or paid by either Versicor or Biosearch for the past three full fiscal years to each person who will serve as an executive officer of the combined company following the merger (the "named executive officers").

Summary Compensation Table

		Annual Compensation							Long-Term Compensation Securities Underlying Options (#)(2)
Name and Principal Position	Year	Salary or Fee			Bonus			Other Annual Compensation(1)		All Other Compensation
George F. Horner III Chief Executive Officer	2001 2000 1999	$ $ $	271,249 271,300 249,615		$ $ $	52,000 75,000 71,625		— — —	— — 457,956		— — —
Claudio Quarta Chief Operating Officer	2001 2000 1999	€ € €	145,000 103,300 88,893			€21,000 — —	(3)	— — —	— — —		— — —
Francesco Parenti Chief Scientific Officer, Worldwide	2001 2000 1999	€ € €	147,000 120,334 99,289			€21,000 — —	(3)	— — —	— — —		— — —
Timothy J. Henkel, M.D., Ph.D. Chief Medical Officer	2001 2000 1999		$263,230 — —	(4)		— — —		— — —	— 400,000 —		$154,597 — —	(5)
Constantino Ambrosio Chief Manufacturing Officer	2001 2000 1999		€152,000 — —			€103,000 — —	(3)	— — —	— — —		— — —
Richard J. White, Ph.D. Chief Scientific Officer, North America	2001 2000 1999	$ $ $	255,754 250,866 231,935		$ $ $	36,445 40,000 38,200		— — —	— — 125,000	$ $ $	40,000 146,667 2,355	(6) (6)
Dov A. Goldstein, M.D. Chief Financial Officer	2001 2000 1999	$ $	208,039 96,323 —	(7)	$ $	11,130 15,000 —		— — —	— 212,500 —		— — —

(1)
The other annual compensation reported in this column excludes the value of perquisites which, in the aggregate, did not exceed the lower of $50,000 or 10% of each named executive officer's aggregate fiscal 1999, 2000 or 2001 salary and bonus compensation.

(2)
Unless otherwise noted, numbers in this column refer to shares of Versicor common stock underlying options granted under (i) the Versicor Inc. 1997 Equity Incentive Plan Stock (the "1997 Plan"), as amended, or (ii) the Versicor Inc. 1995 Stock Option Plan (the "1995 Plan"). There were no individual grants of stock options in tandem with stock appreciation rights ("SAR's") or freestanding SAR's made during the years ended December 31, 1999, 2000 or 2001 to the named executive officers.

(3)
Amounts accrued as of December 31, 2001.

(4)
Based on annual salary of $295,000. Dr. Henkel was hired on February 1, 2001.

(5)
Dr. Henkel received a signing bonus of $154,959 on February 1, 2001.

(6)
Dr. White issued to us a non-interest bearing promissory note dated May 15, 1997. The promissory note was in the original principal amount of $200,000 and was due on May 15, 2002. We forgave the unpaid principal balance of the promissory note of $146,667 in 2000 and $40,000 in 2001.

(7)
Based on annual salary of $205,000. Dr. Goldstein was hired on July 6, 2000.

Employment Arrangements with our Executives Located in Italy

        Upon completion of the merger, Dr. Quarta, Dr. Parenti and Mr. Ambrosio will become executive officers of Versicor. Currently, Drs. Parenti and Quarta are employed by Biosearch and Mr. Ambrosio is the managing director of Biosearch's manufacturing subsidiary. Under Italian law, all employees of Biosearch immediately before the merger will continue as employees of the combined company immediately after the merger, entitled to essentially unchanged employment terms and conditions. In Italy, employment terms and conditions are governed:

  •
  by individual employment agreements;

  •
  by law; and

  •
  by collective bargaining agreements.

        The general manner in which each of these three authorities will affect our employment relationship with our Italian executives following the merger is described below.

  Employment and Non-Competition Agreements

        Biosearch has not entered into employment agreements with any of its officers. On July 30, 2002, concurrently with our entry into the merger agreement, we entered into employment agreements with Drs. Quarta and Parenti, each of whom will be a director and an executive officer of our combined company. We also entered into a consulting agreement with the head of Biosearch's manufacturing subsidiary, Constantino Ambrosio, who will be a director and an executive officer of our combined company, and issued offer letters to key employees of Biosearch.

        Our agreements with Drs. Quarta and Parenti and Mr. Ambrosio will be effective upon the closing of the merger. These agreements are filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part. Under the agreements, we will pay base salaries to Mr. Quarta of €160,000 per year and to Mr. Parenti of €160,000 per year and we will make consulting payments to Mr. Ambrosio of €154,000 per year. In addition, each executive will be eligible for the fringe benefits package offered to our executive officers generally and for an annual bonus based on his performance under standards established in advance by the compensation committee. Each executive will also be awarded a specified number of stock options under our 2001 Stock Option Plan, as discussed under "Proposal to Amend Versicor's 2001 Stock Option Plan." In their agreements, each Italian executive agrees that for one year following any termination of services to us he will not engage in any business activity in Italy that competes against us. In exchange, in accordance with the custom in Italy, we agree to pay each executive a portion of his base compensation in a lump sum, one year following the termination of his employment. Although our Italian counsel has advised us that these non-compete agreements, comply with Italian law, the courts of many jurisdictions are hesitant to enforce non-competition agreements and we face the risk that these agreements might provide incomplete or no protection to us.

  Italian Law and National Collective Bargaining Agreements

        Many material terms of our Italian executives' employment are supplied by Italian law and national collective bargaining agreements. In Italy, collective bargaining agreements are much more prevalent than in the United States and are negotiated at a national level—beyond the control of any particular employer—between the unions of a particular business sector (mechanical, commerce, banks, chemical, etc.) and the employers' association of the same sector.

        In principle, the Italian national collective agreements will be legally binding on our employment relationships after the merger only if we, and the employees in question, have actually joined the relevant national associations or if our individual employment agreements expressly or implicitly accept that the employment relationship is to be regulated by a specified national collective agreement (which our executive employment agreements do not expressly provide). In practice, however, the treatment provided in the national collective agreements is generally considered to be the minimum acceptable and Italian courts apply the national collective agreements in every case.

        In particular, our employment relationships with our Italian executives will be regulated by Italy's National Collective Agreement for the Executives in the Industrial Sector of April 27th, 1995, as amended, which provides, among other things:

  •
  executives are entitled to minimum gross monthly salary and salary increases connected to length of service;

  •
  executives' yearly salaries are paid in 13 installments, two of which are paid in December;

  •
  executives are not subject to working time schedules or overtime rules;

  •
  executives are entitled to 35 days of holiday per year;

  •
  for justified reasons, executives are entitled to an unpaid leave period;

  •
  in case of illness the executives are entitled to maintain their job position for a period up to 12 months during which they will receive their full salary (with the cost of this illness indemnity being fully borne by the employer);

  •
  executives are entitled to mandatory paid maternity leave;

  •
  executives are entitled to insurance coverage for on- and off-duty accidents; and

  •
  executives are entitled to indemnification for any civil and criminal liabilities incurred by the executives in the performance of their employment activities.

        In addition, the National Collective Agreement provides that following a merger (including the proposed merger between Versicor and Biosearch), executives are entitled to resign without notice for three months from the date of a merger, regardless of any detriment in their working conditions. If one of our executives asserts this right, we will be required to pay the executive an indemnity equal to one-third of the indemnity in lieu of the notice period that we would have been required to pay if we had terminated his employment without notice (as described in the next paragraph). This right to resign cannot be waived by contract. Accordingly, even though we have entered into signed employment agreements with Drs. Quarta and Parenti as described above, we face the risk that they might resign following the merger. The preceding does not apply to Mr. Ambrosio in light of the fact that he is not an employee of Biosearch but of Biosearch Manufacturing (Biosearch's wholly-owned subsidiary, which is not a party to the merger).

        Finally, the National Collective Agreement regulates the severance benefits we would be required to pay upon any termination by us of our executives' employment. The severance amount varies based upon whether the termination is for cause, for justified reasons or for no justified reason:

  •
  Terminations for Cause. If we were to dismiss an executive for cause, he would not be entitled to any notice period or indemnity in lieu of the notice period, but he would be entitled to receive the severance compensation (so-called TFR). We would have "cause" to terminate an executive's employment, under Article 2119 of the Italian civil code, following any serious event that makes the continuation of the employment relationship impossible, even on a temporary basis. Events such as theft, riots and serious insubordination are generally considered to be "cause" for termination in Italy.

  •
  Terminations for Justified Reasons. If we were to terminate any executive's employment, other than for "cause," the executive would be entitled to a notice period. The notice period is equal to eight months for executives having a seniority of up to two years, and it is increased in proportion to seniority up to a maximum of 12 months for executives having more than 10 years of seniority. If we were to terminate an executive's employment for justified reasons without providing the required notice, he would be entitled to the indemnity in lieu of the notice period equal to the salary he would have received during the notice period, in addition to the severance compensation. The average amount of the bonuses paid to him during the prior three years and the value of his fringe benefits would be taken into account when calculating this indemnity. Under Article 2118 of the Italian civil code, the following events are generally considered to provide a "justified reason" for terminating an executive's employment: failure the executive to comply with material management directions; a restructuring or reorganization of the company; a complete closing of the company, or the closing of the office to which the executive is assigned.

  •
  Unlawful Terminations. If we were to terminate an executive's employment without cause or justified reasons, the executive might challenge the dismissal in court. If the termination of the employment relationship is deemed unlawful by the court, the executive may be awarded damages in the form of an indemnity (to be paid in addition to the indemnity in lieu of the notice period and the severance compensation) ranging from a minimum amount equal to the Notice Indemnity due to the executive plus two months' salary up to a maximum equal to 22 months' salary. An executive is never entitled to reinstatement in his/her employment position, regardless of the cause of termination.

Certain Relationships and Related Party Transactions

  Versicor Relationships

        Please refer to our proxy statement dated April 26, 2002 for a description of our business relationships and transactions with Drs. Walsh, Milligan and White and for a description of our employment and non-competition arrangements with our executives located in the United States.

  Biosearch Relationships

        ADM S.r.l., which was controlled by Constantino Ambrosio, one of Biosearch's directors and executive vice-president for manufacturing, was party to a consulting agreement with Biosearch whereby ADM S.r.l. provided services related to the production of active ingredients. Under that agreement, ADM S.r.l. received fees amounting to an aggregate of Lit. 288 million for the period 1997-1999.

        In February 2000, Biosearch acquired a 37.4% quota in Areta International S.r.l., a service provider active in the field of cellular biology established on September 21, 1999, with registered offices at Viale Regina Giovanna 17, Milan, Italy and a share capital of Lit. 200 million (or approximately €103,291). Although there are no binding agreements between Biosearch and Areta as of this date, Biosearch's management believes that the holding of the above interest will give Biosearch access to biotechnologies useful to some of its discovery and profiling programs. The purchase was carried out by way of a capital increase for a nominal amount of Lit. 74.7 million (or approximately €38,579) plus a share premium of Lit. 225.2 million (or approximately €116,306). Constantino Ambrosio, member of Biosearch's board of directors, holds a quota of 4.7% of the registered capital of Areta. On June 26, 2002, Mr. Ambrosio informed the board of Areta, pursuant to the pre-emption right procedure provided by Areta's bylaws, that Mr. Ambrosio intends to sell his shareholdings of Areta. Another interest equal to 24.1% of Areta's share capital is held by Ubaldo Livolsi, also a member of Biosearch's board of directors. In January, 2000, Biosearch entered into a services supply agreement with Areta providing for the supply by Biosearch to Areta of administrative and general services, including security, warehouse space, maintenance and cafeteria. Biosearch and Areta entered into a lease agreement providing for the lease by Biosearch to Areta of recently renovated laboratory and office space for a term of nine years, in exchange for rent in the amount of approximately Lit. 90 million (or approximately €46,481) per year. As of the date hereof, no other agreements are in effect between Biosearch and Areta.

        In July 2001, Biosearch entered into an agreement with Livolsi & Partners S.p.A., an advisory and consulting company controlled by Dr. Livolsi, a member of Biosearch's board of directors. Under this agreement, Livolsi & Partners agreed to provide various advisory services to Biosearch, including management and financial consulting and investor relations support. Biosearch agreed to pay Livolsi & Partners a monthly fee of €25,000. This agreement expired by its terms in July 2002, but has been extended through December 2002, on the same terms and conditions, through the mutual consent of Biosearch and Livolsi & Partners.

COMPARISON OF RIGHTS
OF VERSICOR STOCKHOLDERS AND BIOSEARCH SHAREHOLDERS

        Versicor is a Delaware corporation subject to the provisions of the Delaware General Corporation Law, which we refer to as Delaware law. Biosearch is an Italian joint stock company subject to the provisions of the Italian civil code, the Italian special laws and legislative decree number 58, dated February 24, 1998, all of which we refer to as Italian law. Biosearch's shareholders, whose rights are currently governed by the Biosearch bylaws, as amended and Italian law, will, upon completion of the merger, become stockholders of Versicor and their rights will be governed by the Versicor certificate of incorporation, as amended, the Versicor bylaws, as amended, and Delaware law.

        The following description summarizes the material differences that may affect the rights of Versicor stockholders and Biosearch shareholders but does not purport to be a complete statement of all those differences or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Stockholders should read carefully the relevant provisions of Italian law, Delaware law, the Versicor certificate of incorporation, as amended, the Versicor bylaws, as amended, and the Biosearch bylaws, as amended. Additionally, stockholders should read carefully the sections in this proxy statement/prospectus entitled "Management of the Combined Company After the Merger—Bylaw Amendments Affecting Board Composition," and "—Stockholders Agreement," together with the form of amended bylaws that appears as an exhibit to the merger agreement (which is attached to this proxy statement/prospectus as Appendix A), for a more complete understanding of the bylaw provisions that will govern Versicor upon completion of the merger.

Capitalization

  Versicor

        The total authorized shares of capital stock of Versicor consist of 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. On the close of business on October 1, 2002, there were 26,376,287 shares of Versicor common stock issued and outstanding, and there were no shares of Versicor preferred stock issued and outstanding.

        The Versicor certificate of incorporation, as amended, authorizes the Versicor board of directors to issue shares of preferred stock in one or more series, and to fix for each series voting rights, if any, designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions as provided in a resolution or resolutions adopted by the board. The Versicor board of directors may by resolution or resolutions increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, provided that the number of shares may not be decreased below the number of shares then outstanding.

  Biosearch

        The total authorized shares of capital stock of Biosearch consist of 12,410,500 ordinary shares, par value one euro per share. On the close of business on June 30, 2002, 12,160,500 Biosearch ordinary shares were issued and outstanding.

        The Biosearch bylaws, as amended, authorize the Biosearch board of directors to issue 170,000 ordinary shares in one or more series, par value one euro per share, to be reserved to the employees of Biosearch and its subsidiaries. The Biosearch bylaws, as amended, also authorize the Biosearch board of directors to issue 80,000 ordinary shares in one or more series, par value one euro per share, to be reserved to the directors and collaborators of Biosearch and its subsidiaries.

Number, Election, Vacancy and Removal of Directors

  Versicor

        Under Delaware law, a corporation must have at least one director. The Versicor bylaws provide that the total number of directors shall be as determined from time to time by resolution of a majority of the members then constituting the board of directors, and in the absence of such determination, the total number of directors shall be nine. The Versicor certificate of incorporation provides that the directors shall be divided into three approximately equal classes with staggered terms of three years for each class. Vacancies on the board of directors shall be filled by a majority vote of the remaining directors of the class in which the vacancy occurs or by the sole remaining director of that class if only one such director remains, or by the majority vote of the members of the remaining classes if no such director remains. The Versicor certificate of incorporation also provides that directors may be removed, with cause, by the affirmative vote of at least 75% of the votes entitled to be cast in the election of directors.

        Upon completion of the merger we will have an eight member board of directors composed of four persons previously associated with Versicor and four persons previously associated with Biosearch. The board will remain classified in three classes with staggered terms. Our bylaws will provide that, subject in all cases to the directors' fiduciary duties, during a transition period extending until the third anniversary of the merger:

  •
  the four Versicor directors will have the right to nominate their replacements and the four Biosearch directors will have the right to nominate their replacements;

  •
  each person nominated by the Versicor directors or the Biosearch directors must be confirmed by the whole board (or the applicable class of the board, as applicable) and, if he or she is not confirmed, then the Versicor directors or Biosearch directors, as applicable, will select a new nominee and the process will repeat itself until the full board ultimately approves the nominee. Once a nominee is approved by the board, he or she will stand for election (or re-election, as the case may be) by the stockholders at the annual meeting. However, if the nominee is being selected to fill a current board vacancy (rather than an expiring board term) the board has the power to appoint him or her directly to the board without a stockholder vote;

  •
  if and when Nasdaq rules or other applicable law requires us to have a greater number of independent directors, then we will need to comply with the new rules while maintaining an even balance of independent Versicor directors and independent Biosearch directors;

  •
  each committee of the board shall be composed of equal numbers of Versicor and Biosearch directors, except as may otherwise be required to comply with Nasdaq rules or applicable law;

  •
  a quorum of the board requires at least one Versicor director and one Biosearch director; and

  •
  any action of the board requires the affirmative vote of at least one Versicor director and one Biosearch director.

  Biosearch

        Under Italian law, a joint stock company must have at least one director. The Biosearch bylaws, as amended, provide that the total number of directors shall be between five and nine as determined by a resolution adopted by the shareholders at a shareholders meeting. Biosearch currently has eight directors. Vacancies on the board of directors shall be filled by a majority vote of the remaining directors and confirmed by a resolution adopted by the shareholders at a shareholders meeting. The Biosearch bylaws also provide that directors are elected by the shareholders at a shareholders meeting from a list of candidates put forth by individual shareholders or groups of shareholders. Italian law and the Biosearch bylaws also provide that directors may be removed at any time by the affirmative vote of a majority of the votes entitled to be cast at a duly held shareholders meeting provided that the required quorum is satisfied.

Amendments to Charter Documents

  Versicor

        Under Delaware law, an amendment to the certificate of incorporation of a corporation requires the approval of the board of directors and the approval of the holders of a majority of the outstanding stock entitled to vote upon the proposed amendment. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would:

  •
  increase or decrease the aggregate number of authorized shares of the class;

  •
  increase or decrease the par value of the shares of the class; or

  •
  alter or change the powers, preferences or special rights of the shares of the class, so as to affect them adversely.

        If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class.

        The Versicor certificate of incorporation provides that the affirmative vote of at least 75% of the shares then entitled to vote thereon is required to amend:

  •
  Article IX, relating to the number, election, vacancy, removal and powers of the board of directors;

  •
  Article XI, requiring the affirmative vote of the holders of not less than a majority of the outstanding voting shares in order for the corporation to consummate a merger or dispose of all or substantially all of its assets;

  •
  Article XII, relating to director liability; and

  •
  Article XIII, relating to stockholder actions.

  Biosearch

        Under Italian law, the articles of association of a joint stock company, such as Biosearch, may be amended at any time by the shareholders at a special shareholders meeting at which the required quorum has been achieved. The quorum required decreases with each successive attempt to call the meeting. At the first call, the attendance of at least a majority of the shares then outstanding is required; at the second call, the attendance of at least one-third of the shares then outstanding is required; and at the third call, the attendance of at least one-fifth of the shares then outstanding is required. According to the Biosearch bylaws, approval of a resolution to amend the certificate of incorporation requires the vote of at least two-thirds of the shares represented at the special shareholders meeting.

Amendments to Bylaws

  Versicor

        Under Delaware law, unless a corporation's certificate of incorporation provides otherwise, the stockholders entitled to vote have the power to adopt, amend or repeal the corporation's bylaws. The Versicor bylaws provide that either the board of directors or the stockholders may alter or amend the bylaws at any meeting, duly held, the notice of which includes notice of the proposed alteration or amendment. Any amendment of the bylaws by the stockholders shall require the approval of at least 75% of the shares then entitled to vote thereon.

  Biosearch

        Under Italian law, an amendment to Biosearch's bylaws requires shareholder approval at a special shareholders meeting at which the required quorum has been achieved (as described above). Approval of any amendment to the bylaws requires the vote of at least two-thirds of the shares represented at the special shareholders meeting.

Action by Written Consent

  Versicor

        As permitted under Delaware law, the Versicor certificate of incorporation provides that the stockholders of the corporation do not have the ability to take action by written consent; any action by Versicor stockholders must be taken at an annual meeting or special meeting.

  Biosearch

        Under Italian law, the shareholders of a joint stock company, such as Biosearch, do not have the ability to take action by written consent; any action by Biosearch shareholders must be taken at a shareholders meeting.

Notice of Stockholder Actions

  Versicor

        The Versicor bylaws provide that, for every meeting of Versicor stockholders, a written notice of the time, place and business to be acted upon must be mailed to each stockholder entitled to vote at the meeting not less than 10 days before the meeting, unless such notice is waived by the stockholder in writing or by the stockholder's presence at the meeting. In addition, Delaware law requires notice to be provided to each stockholder not more than 60 days before any meeting and not less than 20 days before a meeting at which the stockholders are to consider a merger.

        The Versicor bylaws provide that the only matters that may be considered and acted upon at an annual meeting of stockholders are those matters brought before the meeting:

  •
  through the notice of meeting;

  •
  by the Versicor board of directors; or

  •
  by a Versicor stockholder upon proper written notice.

        In order to be timely, a stockholder's notice must be delivered to the principal executive officers of Versicor not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders, unless the annual meeting has been scheduled for a date that is not within 30 days before or after such anniversary date, in which case the notice must be delivered no later than 15 days following the day on which notice of the date of the annual meeting was provided to the stockholder or disclosed publicly, whichever occurs first. A stockholder's notice must set forth as to each matter the stockholder proposes to bring before the meeting:

  •
  a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the meeting;

  •
  the name and record address of the stockholder proposing such business;

  •
  the class and number of Versicor shares that are beneficially owned by the stockholder; and

  •
  any material interest of the stockholder in such business.

  Biosearch

        Under Italian law, for each meeting of Biosearch shareholders, a written notice of the time, place and business to be acted upon must be published in the Official Gazette of the Italian Republic not less than thirty days before the first date scheduled for the meeting. The notice may indicate different dates on which the meeting may be validly held (i.e., the first and second calls; and for a special shareholders meeting, a third call may also be provided). In the event that the meeting cannot be validly held at the first call (because, for example, an insufficient number of shares are represented at the meeting), the meeting may be held at the second call, at the relevant date and time indicated in the notice. In the event that the meeting cannot be validly held at the second call, the meeting may be held at the third call at the relevant date and time indicated in the notice.

Special Stockholder Meetings

  Versicor

        As permitted under Delaware law, the Versicor bylaws provide that special meetings of stockholders may be held only upon notice given by or at the direction of the Versicor board of directors.

  Biosearch

        As permitted under Italian law, the Biosearch bylaws provide that special shareholders meetings may be held upon the provision of notice by or at the direction of the Biosearch board of directors and the timely publication of the notice in the Official Gazette of the Italian Republic.

Stockholder Inspection Rights; Stockholder Lists

  Versicor

        Under Delaware law, any stockholder, in person or by attorney or other agent, may, upon written demand given under oath and stating the purpose thereof, inspect for any proper purpose Versicor's stock ledger, a list of its stockholders and its other books and records. A proper purpose is a purpose reasonably related to such person's interest as a stockholder. A complete list of stockholders entitled to vote at any meeting of stockholders must be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least 10 days prior to the meeting. The list must also be kept at the place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. Pursuant to the Versicor bylaws, the list shall be arranged in alphabetical order and show the address and the number of shares registered in the name of each stockholder.

  Biosearch

        Under Italian law, any shareholder, in person or by attorney or other agent, may inspect at any time Biosearch's stock ledger and the shareholder meetings book and may request a copy of the same to be provided at the shareholder's expense.

Limitation of Personal Liability and Indemnification of Directors and Officers

  Versicor

        The Versicor certificate of incorporation provides that no director will be held personally liable to Versicor or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

  •
  for any breach of a director's duty of loyalty to the corporation or its stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  statutory liability for unlawful payment of dividends or unlawful stock purchase or redemption; or

  •
  for any transaction from which the director derived any improper personal benefit. The Versicor certificate of incorporation also provides that if Delaware law is amended to authorize further limitations of the liability of a director of a corporation, then the Versicor directors will be held free from liability to the fullest extent permitted by Delaware law as so amended.

        The Versicor bylaws provide that any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was or has agreed to become a director, officer, employee or agent of Versicor, or by reason of any action alleged to have been taken or omitted in such capacity, will be indemnified by Versicor against costs, charges, expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding and any appeal therefrom, if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of Versicor, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. If the action, suit or proceeding, however, was made by or in the right of the corporation, then no indemnification will be made in respect of any claim, issue or matter as to which such person will been adjudged to be liable for negligence or misconduct in the performance of the person's duty to the corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine that the person is fairly and reasonably entitled to indemnity.

        The right to indemnification conferred by the Versicor certificate of incorporation will be deemed a contract right between Versicor and each director, officer, employee or agent of Versicor who serves or served in such capacity at any time while the indemnification provisions of the Versicor bylaws are in effect. The Versicor bylaws also provide that these indemnification provisions will not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in the person's official capacity and as to action in another capacity while holding office or while employed by or acting as agent for the corporation, it being the policy of Versicor that indemnification of the persons specified above be made to the fullest extent permitted by applicable law.

  Biosearch

        Under Italian law, Biosearch is liable for damages to third parties caused by an employee of Biosearch during the performance of his duties in the course of such employment. Italian law and national collective bargaining agreements further provide that Biosearch will reimburse its executives for legal expenses incurred in the defense of such executive in any criminal legal proceeding, provided that such proceeding is related to actions taken by such executive in the performance of his duties to Biosearch, excluding cases of intentional misconduct or gross negligence.

Dividends

  Versicor

        Delaware law provides that Versicor may pay dividends out of its surplus or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. The Versicor bylaws provide that dividends may be paid on Versicor's common stock as and when declared by the Versicor board of directors out of funds legally available therefor. Delaware law also provides that dividends may not be paid out of the net profits if, after the payment of the dividend, the corporation's capital would be less than the capital represented by the issued and outstanding sock of all classes having a preference upon the distribution of assets.

  Biosearch

        Italian law provides that Biosearch may pay dividends out of its net profits or, if there are no net profits, out of its net profits accrued in preceding fiscal years, if any. The Biosearch bylaws provide that dividends may be paid on Biosearch's ordinary shares, out of funds legally available, as and when the distribution is approved in accordance with the applicable Italian law by the Biosearch shareholders at a shareholders' meeting duly held and properly convened. Furthermore, Italian law requires five percent of the net profits of each fiscal year be allocated as legal reserve until such reserve is equal to one-fifth the value of Biosearch's corporate capital.

Conversion

  Versicor

        Holders of Versicor ordinary shares have no rights to convert their shares into any other securities.

  Biosearch

        Holders of Biosearch ordinary shares have no right to convert their shares into any other securities.

Rights Plan

  Versicor

        In June 2001, the Versicor board of directors adopted the Versicor shareholder rights agreement and issued, as a dividend, one preferred stock purchase right for each outstanding share of Versicor common stock. One Versicor purchase right has also been issued with respect to each share of Versicor common stock issued since the date of that dividend. On July 30, 2002 Versicor amended the plan.

        Each Versicor purchase right entitles the holder to purchase from Versicor one one-hundredth of a share of Versicor's Series A Junior Participating Preferred Stock, par value $0.01, at a price of $98.00, subject to adjustment, or, under the circumstances described below, shares of Versicor common stock or common stock of a third party. The Versicor purchase rights will be exercisable after the earlier of:

  •
  ten business days following public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Versicor common stock, other than as a result of repurchases by Versicor or certain inadvertent actions; or

  •
  ten business days following the commencement of a tender offer or exchange offer that would result in a person or group of affiliated or associated persons beneficially owning 15% or more of the outstanding shares of Versicor common stock.

        If a person or group beneficially owns 15% or more of the outstanding shares of Versicor common stock (unless such group has been approved by our board), each holder of a Versicor purchase right may receive, in lieu of shares of Series A Junior Participating Preferred Stock, upon exercise of each purchase right then held, shares of Versicor common stock with a market value equal to two times the exercise price of a Versicor purchase right, except that purchase rights owned by such acquiring person or group will be void. If, following the date that a person or group becomes the beneficial owner of 15% or more of the outstanding shares of Versicor common stock, Versicor is acquired in a merger or other business combination, each Versicor purchase right will be exercisable, in lieu of shares of Series A Participating Preferred Stock, for the number of the acquiring company's shares of common stock having a market value equal to two times the exercise price of the Versicor purchase right.

        At any time prior to such time as any person or group becomes a beneficial owner of 15% or more of the outstanding shares of Versicor common stock, Versicor may (1) redeem all but not less than all of the then outstanding purchase rights at a price of $0.01 per right or (2) amend or supplement any provision of the rights agreement without the approval of any holders of purchase rights. Unless earlier redeemed or exchanged by Versicor, the purchase rights will expire on July 9, 2011.

        On July 30, 2002, our board resolved that the shareholder rights agreement would be inapplicable to the execution and delivery of the merger agreement or the completion of the transactions contemplated thereby.

  Biosearch

        Biosearch does not have a shareholders rights plan.

Voting Rights; Required Vote for Authorization of Certain Actions

  Versicor

        Each holder of Versicor common stock is entitled to one vote for each share held of record.

        Merger or Consolidation.    Under Delaware law, mergers or consolidations or sales or exchanges of all or substantially all of a corporation's assets or a dissolution of the corporation require the affirmative vote of the board of directors (except in certain limited circumstances). In addition, the affirmative vote of a majority of the outstanding stock of the corporation entitled to vote on the matter is required, except in certain cases, where stockholder approval is not required under Delaware law but may still be required by a corporation's certificate of incorporation.

        Under Delaware law, stockholder consent is not required under the following circumstances:

  •
  the merger agreement does not amend in any respect the surviving corporation's certificate of incorporation;

  •
  each share of the surviving corporation outstanding immediately prior to the merger remains an identical outstanding share of the surviving corporation after the merger; and

  •
  the surviving corporation does not issue in the merger more than 20% of its outstanding shares immediately prior to the merger.

        In addition to the requirements under Delaware law regarding mergers and consolidation, the Versicor certificate of incorporation provides that the affirmative vote of holders of not less than a majority of the outstanding voting stock of Versicor shall be required for the approval or authorization of any (1) merger or consolidation of the corporation with or into any other corporation or (2) sale, lease, exchange or other disposition of all or substantially all of the assets of the corporation to or with any other corporation, person or other entity.

        Business Combinations.    Versicor is subject to the anti-takeover provisions in Delaware law. The anti-takeover provisions prohibit business combinations between a Delaware corporation and an interested stockholder, as described below, within three years of the time the interested stockholder became an interested stockholder unless:

  •
  before that time, the board of directors approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation, excluding shares held by directors who are also officers of the corporation and by employee stock ownership plans that do not permit employees to determine confidentially whether shares held by the plan will be tendered in a tender or exchange offer; or

  •
  on or following that time, the business combination is approved by the board of directors and the business combination transaction is approved by the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

        The business combination restrictions described above do not apply if:

  •
  the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by the anti-takeover provisions in Delaware law;

  •
  the holders of a majority of the voting stock of the corporation approve an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by the anti-takeover provisions, which election will be effective 12 months after the amendment's adoption and would not apply to any business combination with a person who was an interested stockholder at or prior to the time the amendment was approved; or

  •
  the corporation does not have a class of voting stock that is (1) listed on a national securities exchange, (2) authorized for quotation on the Nasdaq Stock Market or (3) owned by more than 2,000 stockholders of record.

  Biosearch

        Each holder of Biosearch ordinary shares is entitled to one vote for each share held of record.

        Merger or Consolidation.    Under Italian law, mergers require the prior affirmative vote of the board of directors. In addition, an affirmative resolution adopted by shareholders at a special shareholders meeting is also required.

PROPOSAL TO AMEND VERSICOR'S 2001 STOCK OPTION PLAN

        We maintain the Versicor Inc. 2001 Stock Option Plan, which we refer to as the 2001 Stock Option Plan. Our board of directors has approved, subject to stockholder approval, amendments to the 2001 Stock Option Plan that increase the number of shares for award of grants by 5,400,737 shares and increase the number of shares that may be granted under the 2001 Stock Option Plan to one person during any calendar year by 650,000 shares. These amendments, which we call the 2001 Plan Amendments," are described in more detail below. Stockholders are being asked to approve the 2001 Plan Amendments.

Versicor's Stock Option Plans

        As described under "—Versicor's Equity Compensation Plans" below, we currently maintain the 2001 Stock Option Plan, as well as the 1995 Stock Option Plan, 1997 Equity Incentive Plan and the Employee Stock Purchase Plan. A new plan, the 2002 Stock Option Plan, will be effective only if the proposed merger with Biosearch is completed and may be used to grant replacement options in connection with that merger.

Biosearch's Stock Option Plan

        Biosearch currently maintains, and is authorized to grant stock options and other awards under, the Biosearch Stock Option Plan, which we refer to as the "Biosearch Plan." The Biosearch Plan provides that up to 250,000 ordinary shares in Biosearch may be issued or delivered pursuant to awards granted under that plan. As of August 19, 2002, all of the ordinary shares authorized under the Biosearch Plan were subject to awards then outstanding under that plan.

Effect of the Merger

        The merger agreement provides that all of the options outstanding under the Biosearch Plan immediately prior to the merger will either be cancelled and replacement options will be granted under the 2002 Stock Option Plan or the 2001 Stock Option Plan, or will be assumed by us and converted into options to acquire shares of Versicor common stock. For more information on the treatment of Biosearch options in the merger, refer to the material under the heading "The Agreement and Plan of Merger—Conversion of Biosearch Shares in the Merger."

Proposed Amendments to the 2001 Stock Option Plan

        As of August 19, 2002, 258,791 shares were available for award-grant purposes under our 1995 Stock Option Plan, 50,686 shares were available for award-grant purposes under our 1997 Equity Incentive Plan, and 978,500 shares were available for award grant purposes under our 2001 Stock Option Plan. If stockholders approve the 2001 Stock Option Plan amendments and the proposed merger with Biosearch is completed (1) the number of shares of our common stock authorized for award purposes under the 2001 Stock Option Plan will increase from 1,200,000 shares to 6,600,737 shares (an increase of 5,400,737 shares), (2) the number of shares of our common stock that may be granted under the 2001 Stock Option Plan to one person during any calendar year will increase from 300,000 shares to 950,000 (an increase of 650,000 shares), and (3) no new awards will be granted under the 1995 Stock Option Plan. The board believes that the additional shares requested under the 2001 Stock Option Plan will enable us to make the option grants contemplated in connection with the proposed merger and provide some flexibility for us to structure future incentives to better attract, retain and motivate employees, officers and directors.

Summary Description of the 2001 Stock Option Plan

        The principal terms of the 2001 Stock Option Plan are summarized below. The following summary is qualified in its entirety by the full text of the 2001 Stock Option Plan, which appears as Appendix B to this proxy statement/prospectus.

  Purpose

        The purpose of the 2001 Stock Option Plan is to provide a means by which selected eligible persons may be given an opportunity to benefit from increases in the market value of our common stock, thereby helping to align the interests of plan participants with those of stockholders.

  Awards

        The 2001 Stock Option Plan authorizes stock options, restricted stock, stock bonuses, and stock appreciation rights, which are called SARs. The 2001 Stock Option Plan retains the flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Generally, an option or SAR will expire, or other award will vest, not more than 10 years after the date of grant.

  Administration

        The 2001 Stock Option Plan will be administered by the board or by one or more committees appointed by the board. The appropriate acting body is referred to as the Administrator. The Administrator is currently the compensation committee of our board of directors.

        The Administrator determines the number of shares that are to be subject to awards and the terms and conditions of such awards, including the price, if any, to be paid for the shares or the award and the vesting and exercisability provisions. Subject to the other provisions of the 2001 Stock Option Plan, the Administrator has the authority:

  •
  to permit the recipient of any award to pay the purchase price of shares of common stock or the award in cash, the delivery of previously owned shares of common stock, a note satisfying the requirements of the 2001 Stock Option Plan to the extent permitted by applicable law, or such other legal consideration that may be acceptable to the Administrator;

  •
  to accelerate the receipt or vesting of benefits pursuant to an award; and

  •
  to make certain adjustments to an outstanding award and authorize the conversion, succession or substitution of an award.

  No Repricing

        Once granted, the Administrator may not "reprice" any award granted under the 2001 Stock Option Plan either by an amendment to the award or by the cancellation of the award and a re-grant of a new award, except to take account of stock splits, stock dividends, and certain other reorganizations affecting the common stock. For example, once granted, the Administrator may not subsequently reduce the exercise price of an option or the base price of an SAR, except, as noted above, to take account of stock splits, stock dividends, and certain other reorganizations affecting the common stock.

  Eligibility

        Persons eligible to receive awards under the 2001 Stock Option Plan include our officers and employees, our directors, and certain consultants and advisors to us. As of June 30, 2002, approximately 75 of our officers and employees (including all of our named executive officers), each of our five non-employee directors and six members of our scientific advisory board are considered eligible under the 2001 Stock Option Plan, subject to the power of the Administrator to determine eligible persons to whom awards will be granted. The number of eligible officers and employees is expected to increase to approximately 180, and the number of eligible non-employee directors is expected to remain at approximately five, upon completion of the merger with Biosearch.

  Transfer Restrictions

        Awards under the 2001 Stock Option Plan are generally not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient's lifetime, only by him or her. The Administrator may permit certain award transfers, such as transfers for estate or tax planning purposes.

  Limits on Awards; Authorized Shares

        The maximum number of shares of Versicor common stock that may be issued or delivered pursuant to awards granted under the 2001 Stock Option Plan is 1,200,000 shares; however, this maximum would be increased to 6,600,737 shares by the 2001 Stock Option Plan Amendments. The maximum number of shares subject to options and SARs, or all awards, that may be granted under the 2001 Stock Option Plan during any calendar year to any one individual is 300,000 shares; however, this maximum would be increased to 950,000 by the 2001 Stock Option Plan Amendments.

        As is customary in incentive plans of this nature, the number and kind of shares available under the 2001 Stock Option Plan and the then outstanding awards, as well as exercise or purchase prices and share limits, are subject to adjustment in the event of certain reorganizations, mergers, combinations, consolidations, recapitalizations, reclassifications, stock splits, stock dividends, asset sales or other similar events, or extraordinary dividends or distributions of property to our stockholders.

        The 2001 Stock Option Plan will not limit the authority of the board or the Administrator to grant awards or authorize any other compensation, with or without reference to the common stock, under any other plan or authority.

  Stock Options

        An option is the right to purchase shares of common stock at a future date at a specified price, which is referred to as the exercise price of the option. An option may either be an incentive stock option or a nonqualified stock option. Incentive stock option benefits are taxed differently from nonqualified stock options, as described under "Proposal to Amend Versicor's 2001 Stock Option Plan—U.S. Federal Income Tax Treatment of Awards under the 2001 Stock Option Plan" below. Incentive stock options are also subject to more restrictive terms and are limited in amount by the U.S. Internal Revenue Code and the 2001 Stock Option Plan.

  Exercise Price

        The per share exercise price of each option will be determined by the Administrator at the time of grant. Except for options granted pursuant to an assumption or substitution for other options (such as in the context of a merger or acquisition) and in limited circumstances to preserve favorable foreign tax treatment, in no case will the exercise price per share of an option be less than the fair market value of a share of common stock on the date of grant. Full payment for shares purchased on the exercise of any option must be made at the time of such exercise in a manner approved by the Administrator.

  Stock Appreciation Rights

        A stock appreciation right, or SAR, is the right to receive payment of an amount equal to the excess of the fair market value of a common share on the date of exercise of the SAR over the base price of the SAR. The base price will be established by the Administrator at the time of grant of the SAR, but will not be less than the fair market value of a share on the date of grant. SARs may be granted in connection with other awards or independently.

  Restricted Stock Awards

        A restricted stock award is an award typically for a fixed number of shares of common stock subject to restrictions. The Administrator specifies the price, if any, the participant must pay for such shares and the restrictions (which may include, for example, continued service only and/or performance standards) imposed on such shares.

  Stock Bonuses

        The Administrator may grant a stock bonus to any eligible person to reward exceptional or special services, contributions or achievements in the manner and on such terms and conditions (including any restrictions on such shares) as determined from time to time by the Administrator. The number of shares so awarded shall be determined by the Administrator and may be granted independently or in lieu of a cash bonus.

  Acceleration of Awards; Possible Early Termination of Awards

        In the event of a dissolution, liquidation or sale of all or substantially all of our assets, a merger or consolidation in which we are not the surviving entity, or a reverse merger in which we survive but our shares of stock outstanding immediately before the merger are converted into other property in connection with the merger, then:

  •
  any surviving or acquiring corporation will assume the awards then outstanding under the 2001 Stock Option Plan or substitute similar awards, or

  •
  if there is no surviving or acquiring corporation (or if the surviving or acquiring corporation does not assume the awards or substitute similar awards), the awards then outstanding under the 2001 Stock Option Plan generally will become fully vested and exercisable prior to the event and will terminate (to the extent not previously exercised) at the time of the event.

        In addition, if an award recipient's employment is terminated by us for any reason other than cause (as defined in the 2001 Stock Option Plan, and other than due to the recipient's death or disability), and within one year after a "Change in Control," then the awards held by the recipient immediately before the termination of his or her employment will become fully vested. A "Change in Control" under the 2001 plan generally includes (subject to certain exceptions) certain changes in a majority of the board, stockholder approval of certain mergers or consolidations, an acquisition by one person of 40% or more of the voting power in us, or stockholder approval of a liquidation of us or sale of all or substantially all of our business and/or assets. The proposed merger with Biosearch will not constitute a Change of Control.

  Termination of or Changes to the 2001 Stock Option Plan

        Our board may amend or terminate the 2001 Stock Option Plan at any time and in any manner. Stockholder approval for any amendment will generally not be required unless stockholder approval for the amendment is required by law. Unless previously terminated by the board, the 2001 Stock Option Plan will terminate on August 2, 2011. Outstanding awards may be amended, subject, however, to the consent of the holder if the amendment impairs the rights of the holder.

U.S. Federal Income Tax Treatment of Awards under the 2001 Stock Option Plan

        The U.S. federal income tax consequences of the 2001 Stock Option Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the 2001 Stock Option Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe state, local, or international tax consequences.

        With respect to a nonqualified stock option, we are generally entitled to deduct and the optionee recognizes taxable income in an amount equal to the difference between the exercise price of the option and the fair market value of the underlying shares at the time of exercise. With respect to an incentive stock option under Section 422 of the U.S. Internal Revenue Code, we are generally not entitled to a deduction nor does the optionee recognize income at the time of exercise, although the optionee may be subject to the U.S. federal alternative minimum tax.

        The current U.S. federal income tax consequences of other awards authorized under the 2001 Stock Option Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as nonqualified stock options; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid (if any) only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); bonuses and performance share awards are generally subject to tax at the time of payment. In each of the foregoing cases, the company will generally have a corresponding deduction at the time the award recipient recognizes income.

        If an award is accelerated under the 2001 Stock Option Plan in connection with a change in control (as this term is used under the U.S. Internal Revenue Code), the company may not be permitted to deduct the portion of the compensation attributable to the acceleration ("parachute payments") if it exceeds certain threshold limits under the U.S. Internal Revenue Code (and certain related excise taxes may be triggered). Furthermore, if the compensation attributable to awards is not "performance-based" within the meaning of Section 162(m) of the U.S. Internal Revenue Code, the company may not be permitted to deduct the compensation that is not performance-based in excess of $1 million in certain circumstances.

Compensation of Versicor's Officers and Directors; Specific Benefits under the 2001 Stock Option Plan Amendments

        As of August 19, 2002, options covering 221,500 shares of our common stock had been granted under the 2001 Stock Option Plan. All of these options had been granted to employees who were not executive officers or directors of us or associates of any of our executive officers or directors. The compensation paid by us to our directors and executive officers, including detailed information on the options granted to executive officers in 2001, and information regarding our other equity compensation plans is set forth in our proxy statement dated April 26, 2002, and under "Proposal to Amend Versicor's 2001 Stock Option Plan—Versicor's Equity Compensation Plans," below.

        Our compensation committee has approved, subject to stockholder approval of the 2001 Stock Option Plan Amendments and the completion of the proposed merger with Biosearch, and in addition to any assumption of options and replacement option grants under the 2002 Stock Option Plan contemplated by the material under the heading "Summary—Treatment of Biosearch Options" above, the following stock option grants under the 2001 Stock Option Plan. Except as described in the preceding sentence and reflected in the following table, the number, the amount and type of awards to be received by or allocated to eligible persons in the future under the 2001 Stock Option Plan cannot be determined at this time.

Contemplated Stock Option Awards
under the 2001 Stock Option Plan Amendments

Name	Position following the Merger	Number of Option Shares
Approved Grants to Executive Officers
George F. Horner III	Chief Executive Officer	—
Claudio Quarta, Ph.D.	Chief Operating Officer	700,000
Francesco Parenti, Ph.D.	Chief Scientific Officer, Worldwide	600,000
Timothy J. Henkel, M.D., Ph.D.	Chief Medical Officer	—
Constantino Ambrosio	Chief Manufacturing Officer	400,000
Richard J. White, Ph.D.	Chief Scientific Officer, North America	—
Dov A. Goldstein, M.D.	Chief Financial Officer	—

	Total for all Executive Officers as a group	1,700,000

Approved Grants to Non-Executive Directors
James H. Cavanaugh, Ph.D.	Chairman of the Board of Directors	—
Ubaldo Livolsi, Ph.D.	Director	—
Christopher T. Walsh, Ph.D.	Director	—
David V. Milligan, Ph.D.	Director	—

	Total for all Non-Executive Directors as a group	—

Approved Grants to all other Employees Other Employees (including officers who are not executive officers) as a group		1,145,000

	Total Approved Grants for all Directors, Executives, and Employees	2,845,000

        The stock options reflected in the foregoing table will be granted only if stockholders approve the 2001 plan amendments and only if the proposed merger with Biosearch is completed. Such grants will have a maximum term of 10 years and will be subject to four-year vesting schedules. Each such option will be granted with a per share exercise price equal to the greater of (i) the closing price for a share of our common stock on the Nasdaq National Market on the completion of the merger, and (ii) the average of the closing prices for a share of our common stock on the Nasdaq National Market for each trading day during the one-month period immediately preceding the closing of the merger and the options will otherwise be on terms similar to our prior stock option grants under the 2001 Stock Option Plan.

Summary of Currently Outstanding Option Grants
to Versicor's Officers as of June 30, 2002

        The following table shows information regarding the total number of stock options granted to our officers since the formation of our company, comprised of options exercised and option holdings, as of June 30, 2002:

			Number of Securities Underlying Options at June, 30, 2002
	Total Stock Options Granted	Number of Shares Acquired on Exercise
Name
			Exercisable	Unexercisable
George F. Horner III	750,000	11,250	567,016	171,734
Timothy J. Henkel, M.D., Ph.D.	444,309	—	149,999	294,310
Richard J. White, Ph.D.	563,661	142,001	182,601	239,059
Dov A. Goldstein, M.D.	227,856	400	105,849	121,607
Dinesh V. Patel, Ph.D.	187,501	46,681	57,191	83,629

Versicor's Equity Compensation Plans

        Versicor currently maintains the following five equity incentive plans:

  •
  1995 Stock Option Plan,  which was approved by stockholders in 1996 and 1997 and is referred to as the "1995 Stock Option Plan";

  •
  1997 Equity Incentive Plan,  which was approved by stockholders in December 1997 and is referred to as the "1997 Equity Incentive Plan";

  •
  2000 Employee Stock Purchase Plan,  which was approved by stockholders in August 2000 and is referred to as the "Employee Stock Purchase Plan";

  •
  2001 Stock Option Plan,  which was approved by stockholders in September 2001 and is referred to as the "2001 Stock Option Plan"; and

  •
  2002 Stock Option Plan,  which was approved by our board of directors in July 2002 but has not been approved by our stockholders and is referred to as the "2002 Stock Option Plan."

  Equity Compensation Plans Approved by Stockholders

        As noted above, each of our equity incentive plans, other than the 2002 Stock Option Plan, has been approved by stockholders. Stockholders are currently being asked to approve amendments to the 2001 Stock Option Plan to increase the number of shares available for award purposes under that plan and increase the number of shares that may be granted under the plan to one person during any calendar year.

        Stock options may be granted under our 1995 Stock Option Plan. Stock options, stock appreciation rights, stock bonuses, and stock purchase rights may be granted under our 1997 Stock Option Plan. Each plan is administered by, and each award grant must be approved by, our board of directors or a committee of our board of directors. Persons eligible to receive awards under these plans include employees of and consultants to Versicor and its subsidiaries, and members of our board of directors. Our board of directors or a committee of our board of directors will determine the purchase price for any shares of our common stock subject to an award, the vesting schedule (if any) applicable to each award, the term of each award, and the other terms and conditions of each award, in each case subject to the limitations of the plan under which the award is being granted. The 2001 Stock Option Plan is described in more detail above.

        Employees participating in the Employee Stock Purchase Plan may purchase common stock at the end of each purchase period at a purchase price equal to 85% of the lower of the fair market value of the stock at the beginning or the end of the period. Employees generally may contribute up to 15% of their base compensation to the purchase of stock under the plan. The plan generally operates in successive 6-month purchase periods. The 2001 Stock Option Plan is described in more detail above.

  Equity Compensation Plan Not Approved by Stockholders

        Our 2002 Stock Option Plan did not require approval of, and has not been approved by, our stockholders. Our board of directors adopted our 2002 Stock Option Plan in July 2002. If the merger is completed, stock options that we are obligated to grant in respect of any Biosearch options that are outstanding prior to but that terminate upon the merger will be granted under our 2002 Stock Option Plan or our 2001 Stock Option Plan. We intend to make these grants under our 2002 Stock Option Plan to the maximum extent possible. These replacement grants are the only option grants that are currently contemplated under our 2002 Stock Option Plan and the 2002 Stock Option Plan will not be effective if the proposed merger with Biosearch is not completed. Our 2002 Stock Option Plan allows our board of directors, or a committee of the Board, to grant stock options to employees of and consultants to Versicor and its subsidiaries, and members of our board of directors. Our board of directors or a committee of our board of directors will determine the purchase price for any shares of our common stock subject to an option granted under the 2002 Stock Option Plan, the vesting schedule (if any) applicable to each grant, the term of each grant, and the other terms and conditions of each grant, in each case subject to the limitations of the 2002 Stock Option Plan. Generally, options granted under the 2002 Stock Option Plan may not be for a term of more than ten years and, subject to limited exceptions, the exercise price of those options may not be less than the fair market value of the stock subject to the award at the time of the grant.

  Summary Table

        The following table sets forth, for each of Versicor's equity compensation plans, the number of our shares of common stock subject to outstanding options, the weighted-average exercise price of outstanding options, and the number of shares remaining available for future award grants as of December 31, 2001.

Equity Compensation Plan Table

Plan category	Number of shares of Versicor common stock to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of shares of Versicor common stock remaining available for future issuance under equity compensation plans (excluding shares reflected in the first column)
Equity compensation plans approved by stockholders	2,770,466(1)	$4.09	3,194,195(1)(2)
Equity compensation plans not approved by stockholders	—(3)	—	—(3)

Total	2,770,466	$4.09	3,194,195

(1)
As noted in (2) below, additional shares will become available for award grant purposes under the 2001 Stock Option Plan if stockholders approve the 2001 Plan Amendments and if the proposed merger with Biosearch is completed. If the merger is completed, Versicor expects that it will grant additional stock options covering up to approximately [                    ] shares of Versicor common stock in connection with the merger, comprised of options covering 422,500 shares to be issued in replacement for (or upon assumption of) currently outstanding Biosearch options, options covering 2,845,000 shares to be granted to key employees and consultants of Biosearch, pursuant to employment agreements and offer letters we have delivered to those persons, and options covering approximately [                    ] shares, which we intend to issue to other employees of Biosearch in connection with the closing of the merger. We intend that the grant (or assumption) of the 422,500 options will be under our 2002 Stock Option Plan (or the assumed Biosearch plan) as discussed in note (3) below. For more information on the contemplated new option grants under the 2001 Stock Option Plan in connection with the merger, refer to the Contemplated Stock Option Awards table above.

(2)
Of these shares, 1,096,585 were available under the Employee Stock Purchase Plan, 261,045 were available for option grants under our 1995 Stock Option Plan, and 636,565 and 1,200,000 were available for option, stock appreciation right, stock purchase, and stock bonus awards under our 1997 Equity Incentive Plan and 2001 Stock Option Plan, respectively.

  This number of shares does not include the 5,400,737 shares that will be available for future issuance if stockholders approve the 2001 Plan Amendments described in this proxy statement/prospectus and if the proposed merger with Biosearch is completed. This number of shares also does not reflect that the ability to grant new awards under the 1995 Stock Option Plan will terminate if stockholders approve the 2001 Plan Amendments and if the proposed merger with Biosearch is completed. If the ability to grant new awards under the 1995 Stock Option Plan terminates, the number of shares available for future awards would be reduced by the 261,045 shares currently available under the 1995 Stock Option Plan.

(3)
422,500 shares of Versicor common stock will become available under the 2002 Stock Option Plan if the proposed merger with Biosearch is completed. If the proposed merger with Biosearch is completed, up to 100% of the 422,500 shares that would then be available under the 2002 Stock Option Plan could be used to grant replacement stock options to former holders of Biosearch options. Versicor will assume any Biosearch option that is not cancelled and replaced under the 2002 Stock Option Plan in connection with the merger and convert that option into an option to acquire shares of Versicor common stock. Although the assumption of a Biosearch option by Versicor will not, except as described below, utilize share authority available under the 2002 Stock Option Plan, the number of shares of Versicor common stock subject to the assumed option will equal the same number of shares that would have been used under the 2002 Stock Option Plan had that option been cancelled and replaced under the 2002 Stock Option Plan in connection with the merger. Thus, assuming that the merger with Biosearch is completed and all currently outstanding Biosearch options remain outstanding until the effective time of the merger, we expect that a total of 442,500 shares of Versicor common stock will be subject to the Biosearch options that are either assumed in the merger or cancelled and replaced under the 2002 Stock Option Plan. The 2002 Stock Option Plan will not be effective if stockholders do not approve the proposed merger with Biosearch or if the merger is not completed for any other reason. For more information on the treatment of Biosearch options in the merger, refer to the material under the heading "Summary—Treatment of Biosearch Options" in this proxy statement/prospectus. If we are unable for any reason to make the replacement option grants contemplated in connection with the merger under our 2002 Stock Option Plan, then we will make the replacement grants under our 2001 Stock Option Plan.

Vote Required

        Approval of the proposed amendments to the 2001 Stock Option Plan by holders of a majority of the outstanding shares of Versicor common stock is one of the conditions of both parties' obligations to complete the merger; however, both parties could waive that condition. The vote required for approval of the amendments to the 2001 Stock Option Plan for purposes unrelated to the merger is lower than the standard required by the parties' agreed upon closing condition. In order for Versicor to comply with Nasdaq rules, the amendments to the 2001 Stock Option Plan must be approved by a majority of the total votes actually cast on the proposal, in person or by proxy. However, in order to qualify under Section 162(m) and Section 422 of the tax code, the amendments to the 2001 Stock Option Plan must be approved by the vote that would be required for stockholder approval under Delaware law and, although Delaware law does not independently require Versicor to seek stockholder approval of the amendments to the 2001 Stock Option Plan, when a routine matter such as this proposal is submitted for stockholder approval, the proposal will be approved under Delaware law if a quorum is present and the proposal receives the affirmative vote of a majority of shares present in person (or represented by proxy) and entitled to vote on the proposal. Accordingly abstentions and broker non-votes would have no effect on the result of the vote for Nasdaq purposes but would have the same effect as votes against the proposal for purposes of those tax code sections. If the amendments to the 2001 Stock Option Plan are approved by the lesser Nasdaq standard, our board would consider whether or not it should waive the closing condition in the merger agreement requiring the higher vote. Conversely, if the amendments to the 2001 Stock Option Plan are not approved by at least the Nasdaq standard, we will not have enough shares available under our various stock option plans (even after including our 2002 Stock Option Plan shares) to satisfy our contractual commitments to issue options upon consummation of the merger. Accordingly we would not practically be able to waive the closing condition and the merger would not be completed.

        If the merger proposal is not approved, the amendments to the 2001 Stock Option Plan will not be implemented.

Recommendation of Versicor Board of Directors

        The Versicor board of directors has unanimously approved and recommends a vote "FOR" the proposed 2001 Plan Amendments. Versicor stockholders should note that because each director may in the future be impacted by the proposed 2001 Plan Amendments, such directors may have a personal interest in the proposal and its approval by stockholders. However, the members of the Versicor board of directors believe that the proposed 2001 Plan Amendments are in the best interests of Versicor and its stockholders.

ADJOURNMENT PROPOSAL

Description and Effect of the Proposal

        If there are not enough affirmative votes initially present (or represented by proxy) at the special meeting to approve either the merger proposal or the stock option plan amendment, the chairman of the meeting might move to adjourn the meeting to permit further solicitation of proxies by Versicor and its board in hope of obtaining a sufficient number of proxies to approve both proposals. (Under Delaware law, a lesser vote is required to approve adjournment of the meeting than is required to approve merger of the company.) A vote in favor of the adjournment proposal will allow the meeting to be adjourned for that purpose.

        If such a solicitation effort were to be successful, the effect of the adjournment would be to cause one or more proposal, which would otherwise have been defeated, to be approved. In light of this significant effect, the Versicor board has concluded that authority to vote for such an adjournment proposal would not be merely incidental to the conduct of the special meeting and has separately included this proposal on the proxy card, for which stockholders may either grant or withhold authority to vote.

Vote Required

        Assuming a quorum is present, the affirmative vote of a majority of the common shares present (or represented by proxy) and entitled to vote at the special meeting would be necessary to approve the adjournment proposal.

        Approval of the adjournment proposal is not a condition to the merger proposal or the Plan Amendment proposal.

Recommendation of Versicor Board of Directors

        Our board of directors unanimously recommends a vote "FOR" the adjournment proposal.

OTHER PROPOSALS

        Our board of directors does not know of any matters to be presented at the special meeting other than those described in this proxy statement. If any other matters are properly brought before the special meeting, the proxies will be voted in accordance with the best judgment of the person or persons voting such proxies. These matters may include an adjournment or postponement of the special meeting from time to time if the chair of the meeting so determines. However, we will not adjourn the special meeting for the purpose of soliciting additional votes for the merger proposal or the Plan Amendment proposal unless the adjournment proposal is approved first.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for Versicor by O'Melveny & Myers LLP, San Francisco, California. Certain Italian law matters will be passed upon for Versicor by Gianni, Origoni, Grippo & Partners, Milan and Rome, Italy; and for Biosearch by Studio Legale Chiomenti, Milan, Italy.

EXPERTS

        The financial statements of Versicor Inc. as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of Biosearch Italia S.p.A. as of December 31, 2000 and 2001 and for each of the two years in the period ended December 31, 2001 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers SpA, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        Versicor is subject to the informational requirements of the Exchange Act, which means Versicor is required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information filed by Versicor can be inspected and copied at the Securities and Exchange Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by submitting a request in writing to the Securities and Exchange Commission. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Versicor's SEC filings are also available to you on the SEC's web site (http://www.sec.gov). In addition, Versicor's common stock is listed on the Nasdaq National Market and similar information concerning Versicor can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

        In addition, Versicor has filed with the Securities and Exchange Commission a registration statement on Form S-4 (of which this proxy statement/prospectus is a part) under the Securities Act with respect to the shares of Versicor common stock to be offered in connection with the merger. This proxy statement/prospectus does not contain all the information set forth in the registration statement, some portions of which have been incorporated by reference as permitted by the rules and regulations of the Securities and Exchange Commission.

INCORPORATION OF DOCUMENTS BY REFERENCE

        The Securities and Exchange Commission allows Versicor to "incorporate by reference" information it has filed previously with the SEC, which means Versicor can disclose information to you by referring you to those documents. Accordingly, we incorporate by reference:

  •
  our annual report on Form 10-K for the year ended December 31, 2001, including the portions of our definitive proxy statement on Schedule 14A for our 2002 Annual Meeting, which are incorporated by reference in the 10-K;

  •
  our quarterly reports on Form 10-Q for each of the periods ended March 31, 2002 and June 30, 2002;

  •
  our current reports on Form 8-K dated March 22, 2002, April 10, 2002 and July 31, 2002;

  •
  the description of our common stock contained in our registration statement on Form 8-A filed with the Securities and Exchange Commission on July 25, 2000, including any amendment or report updating this description; and

  •
  the description of our preferred stock purchase rights contained in our registration statement on form 8-A filed with the Securities and Exchange Commission on July 11, 2001, as amended July 31, 2002 and including any further amendment or report updating this description.

        Versicor also incorporates by reference all documents subsequently filed with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the completion of the merger. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. Any statements contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference will be deemed to be modified or superseded for the purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or in any subsequently filed document incorporated or deemed to be incorporated by reference modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified and superseded, to constitute a part of this proxy statement/prospectus.

        These documents are or will be available for inspection or copying at the locations identified above under the caption "Where You Can Find More Information."

        In addition, we will provide without charge to each person, including any beneficial owner of Versicor common stock or Biosearch ordinary shares, to whom this proxy statement/prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated by reference in this prospectus (without exhibits, unless the exhibits are specifically incorporated by reference but not delivered with this proxy statement/prospectus). Requests should be directed to the name and address appearing on the inside front cover.

        You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. The date of this proxy statement/prospectus appears on its cover. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to you nor the issuance of Versicor common stock in the merger creates any implication to the contrary.

VERSICOR INC.

Index to Financial Statements

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of
Versicor Inc.

        In our opinion, the financial statements listed in the index appearing on page F-1 present fairly, in all material respects, the financial position of Versicor Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP
San Jose, California
February 11, 2002

VERSICOR INC.
BALANCE SHEETS
(in thousands, except per share amounts)

	December 31,
			June 30, 2002
	2000	2001
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$67,989	$31,349	$61,873
Marketable securities	17,945	32,419	23,277
Employee notes receivable	357	13	—
Prepaid expenses and other current assets	591	1,624	764

Total current assets	86,882	65,405	85,914
Property and equipment, net	4,384	5,197	5,085
Employee notes receivable	188	—	—
Other assets	142	95	103

Total assets	$91,596	$70,697	$91,102

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,421	$4,335	$4,162
Accrued liabilities	3,225	6,278	6,870
Related party payable	12	—	—
Current portion of term loan payable	862	3,950	3,715
Deferred revenue	1,233	1,561	884

Total current liabilities	6,753	16,124	15,631
Term loan payable	3,448	1,004	1,047
Deferred revenue	108	500	500
Other long-term liabilities	1,000	175	229

Total liabilities	11,309	17,803	17,407

Commitments (Notes 7 and 12)
Stockholders' equity:
Preferred Stock, $0.001 par value; 5,000 shares authorized at December 31, 2001 and 2000 and June 30, 2002 (unaudited); no shares issued and outstanding	—	—	—
Common stock, $0.001 par value, 100,000 shares authorized at December 31, 2001 and 2000 and June 30, 2002 (unaudited); 23,242, 23,042 and 26,319 shares issued and outstanding at December 31, 2001 and 2000 and June 30, 2002 (unaudited), respectively	23	23	26
Additional paid-in capital	160,059	160,163	202,421
Deferred stock compensation	(8,819)	(3,567)	(2,328)
Accumulated other comprehensive income	—	98	42
Accumulated deficit	(70,976)	(103,823)	(126,466)

Total stockholders' equity	80,287	52,894	73,695

Total liabilities and stockholders' equity	$91,596	$70,697	$91,102

The accompanying notes are an integral part of these financial statements

VERSICOR INC.
STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended December 31,			Six Months Ended June 30,
	1999	2000	2001	2001	2002
				(unaudited)
Revenues:
Collaborative research and development and contract services	$3,750	$5,338	$6,145	$3,040	$3,044
License fees and milestones	525	533	283	267	258

Total revenues	4,275	5,871	6,428	3,307	3,302

Operating expenses:
Research and development—non-cash stock compensation expense	3,315	2,073	2,359	1,195	419
Research and development—other	22,157	13,458	30,253	12,959	21,646

Total research and development	25,472	15,531	32,612	14,154	22,065

General and administrative—non-cash stock compensation expense	1,081	5,631	2,599	2,109	872
General and administrative—other	1,505	3,260	7,001	2,804	3,665

Total general and administrative	2,586	8,891	9,600	4,913	4,537

Total operating expenses	28,058	24,422	42,212	19,067	26,602

Loss from operations	(23,783)	(18,551)	(35,784)	(15,760)	(23,300)
Other income (expense):
Interest income	749	3,712	3,313	2,132	781
Interest expense	(6,171)	(482)	(316)	(180)	(124)
Other	(14)	18	(60)	—	—

Net loss	(29,219)	(15,303)	(32,847)	(13,808)	(22,643)
Deemed dividends related to beneficial conversion feature of preferred stock	(35,112)	—	—	—	—
Accretion of dividends on preferred stock	(3,063)	(3,486)	—	—	—

Net loss available to common stockholders	$(67,394)	$(18,789)	$(32,847)	$(13,808)	$(22,643)

Net loss per share:
Basic and diluted	$(127.28)	$(1.95)	$(1.42)	$(0.60)	$(0.92)

Weighted average shares	530	9,638	23,090	23,048	24,642

The accompanying notes are an integral part of these financial statements

VERSICOR INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(in thousands)

	Common Stock				Accumulated Other Comprehensive Income
			Additional Paid In Capital	Deferred Stock Compensation		Accumulated Deficit
	Shares	Amount					Total
Balances, December 31, 1998	386	$—	$—	$(622)	$—	$(26,454)	$(27,076)
Exercise of common stock options	47	—	19				19
Issuance of common stock under license agreement	250	1	646				647
Exercise of warrants			623				623
Issuance of bridge loans with beneficial conversion feature			4,877				4,877
Deferred stock compensation			15,882	(15,882)			—
Amortization of deferred stock compensation				4,396			4,396
Accretion of dividends on preferred stock			(3,063)				(3,063)
Issuance of preferred stock with beneficial conversion feature			35,112				35,112
Deemed dividends on preferred stock			(35,112)				(35,112)
Net loss						(29,219)	(29,219)

Balances, December 31, 1999	683	1	18,984	(12,108)	—	(55,673)	(48,796)
Exercise of common stock options	392	—	151				151
Conversion of preferred stock to common stock	16,677	17	87,312				87,329
Issuance of common stock in initial public offering, net of issuance costs	5,290	5	52,683				52,688
Deferred stock compensation			4,415	(4,415)			—
Amortization of deferred stock compensation				7,704			7,704
Accretion of dividends on preferred stock			(3,486)				(3,486)
Net loss						(15,303)	(15,303)

Balances, December 31, 2000	23,042	23	160,059	(8,819)	—	(70,976)	80,287
Exercise of common stock options	175	—	369				369
Exercise of common stock warrants	22	—	—				—
Issuance of common stock under Employee Stock Purchase Plan	3	—	29				29
Deferred stock compensation			(294)	294			—
Amortization of deferred stock compensation				4,958			4,958
Change in unrealized gain on investments					98		98
Net loss						(32,847)	(32,847)

Balances, December 31, 2001	23,242	23	160,163	(3,567)	98	(103,823)	52,894
Exercise of common stock options (unaudited)	31	—	22				22
Exercise of common stock warrants (unaudited)	45	—	200				200
Issuance of common stock in private placement (unaudited)	2,994	3	41,902				41,905
Issuance of common stock under Employee Stock Purchase Plan (unaudited)	7	—	82				82
Deferred stock compensation (unaudited)			52	(52)			—
Amortization of deferred stock compensation (unaudited)				1,291			1,291
Change in unrealized gain on investments (unaudited)					(56)		(56)
Net loss (unaudited)						(22,643)	(22,643)

Balances, June 30, 2002 (unaudited)	26,319	$26	$202,421	$(2,328)	$42	$(126,466)	$73,695

The accompanying notes are an integral part of these financial statements

VERSICOR INC.
STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,			Six Months Ended June 30,
	1999	2000	2001	2001	2002
				(unaudited)
Cash flows from operating activities:
Net loss	$(29,219)	$(15,303)	$(32,847)	$(13,808)	$(22,643)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	944	880	1,026	497	628
Loss on disposal of property and equipment	—	—	60	—	—
Non-cash stock compensation expense	4,396	7,704	4,958	3,304	1,291
Accrued interest on convertible note	182	—	—	—	—
Non-cash interest expense on bridge loans	5,500	—	—	—	—
Changes in operating assets and liabilities:
Employee notes receivable	(24)	48	532	51	13
Prepaid expenses and other current assets	104	(547)	(1,033)	(210)	860
Restricted cash	—	5,000	—	—	—
Other assets	(15)	18	47	(16)	(8)
Accounts payable	(119)	1,335	2,914	(361)	(173)
Accrued liabilities	(93)	1,293	3,053	590	592
Related party payable	(26)	(9)	(12)	(12)	—
Deferred revenue	975	366	720	937	(677)
Other long-term liabilities	2,000	(1,000)	(825)	(957)	54

Net cash used in operating activities	(15,395)	(215)	(21,407)	(9,985)	(20,063)

Cash flows from investing activities:
Purchases of marketable securities	—	(41,153)	(54,714)	(24,904)	(15,091)
Sales/maturities of marketable securities	—	23,208	40,338	19,714	24,177
Additions to property and equipment	(264)	(447)	(1,956)	(1,245)	(516)
Disposals of property and equipment	—	—	57	—	—

Net cash used in investing activities	(264)	(18,392)	(16,275)	(6,435)	8,570

Cash flows from financing activities:
Proceeds from bridge loans and warrants	5,500	—	—	—	—
Proceeds from initial public offering, net	—	52,688	—	—	—
Proceeds from issuance of common stock, net	19	151	398	15	42,209
Proceeds from issuance of preferred stock, net	41,113	—	—	—	—
Proceeds from long-term debt	—	—	1,506	—	491
Repayments of long-term debt	(862)	(862)	(862)	(431)	(683)
Other	1	—	—	—	—

Net cash provided by financing activities	45,771	51,977	1,042	(416)	42,017

Net change in cash and cash equivalents	30,112	33,370	(36,640)	(16,836)	30,524
Cash and cash equivalents at beginning of year	4,507	34,619	67,989	67,989	31,349

Cash and cash equivalents at end of year	$34,619	$67,989	$31,349	$51,153	$61,873

Noncash transactions:
Conversion of convertible subordinated notes and accumulated interest into Series F Preferred Stock	$5,683	$—	$—	$—	$—

Issuance of common stock under license agreement	$647	$—	$—	$—	$—

Conversion of preferred stock to common stock	$—	$87,329	$—	$—	$—

Supplemental cash flow information:
Cash paid during the year for interest	$651	$440	$302	$180	$125

The accompanying notes are an integral part of these financial statements

VERSICOR INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

        Versicor Inc. ("Versicor" or the "Company") is a biopharmaceutical company focused on the discovery, development and marketing of drugs for the treatment of serious bacterial and fungal infections, primarily in the hospital setting. Since our inception on May 2, 1995 as a wholly owned subsidiary of Sepracor Inc., we have devoted substantially all of our efforts to establishing our business and conducting research and development activities related to our proprietary product candidates, including anidulafungin and dalbavancin, as well as collaborative product candidates.

        Since 1996, we have been operating as an independent company and on August 8, 2000, we sold 4,600,000 shares of our common stock at $11 per share in an initial public offering, and on September 7, 2000 the underwriters exercised an over-allotment option and purchased an additional 690,000 shares of common stock at $11 per share. We received total net proceeds from the initial public offering and the over-allotment of approximately $52.7 million.

        At December 31, 2001, Sepracor's ownership of the Company is approximately 7.8%. Through December 31, 2000, Sepracor provided certain facilities, support and administrative services under an administrative services agreement. Although this agreement expired on June 30, 1998, the companies continued to operate under the agreement until December 2000. The Company paid $78,000 and $143,000 to Sepracor under this agreement in 1999 and 2000, respectively. As a result of this agreement, the financial statements for 1999 and 2000 may not be indicative of the results that would have been achieved had the Company operated as a nonaffiliated entity. General and administrative costs on a stand-alone basis would not have been materially different from those recorded in the Company's statements of operations.

Interim financial statements (unaudited)

        The financial statements as of June 30, 2002 and for the six months ended June 30, 2001 and 2002 are unaudited. Such interim financial statements have been prepared in conformity with the rules and regulations of the Securities and Exchange Commission. Certain disclosures nornmally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations pertaining to interim financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other period.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain Risks and Uncertainties

        The Company is subject to risks common to companies in its industry, including, but not limited to, new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, uncertainty of market acceptance of products, product liability, the need to obtain financing and such other matters more particularly set forth in "Risk Factors".

Cash and Cash Equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Included in cash equivalents are commercial paper instruments aggregating $56.1 million and $14.5 million at December 31, 2000 and 2001, respectively.

Marketable Securities

        The Company has classified its marketable securities as available for sale in accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The marketable securities are reported at fair value with unrealized gains and losses recorded as a separate component of stockholders' equity.

Fair Value of Financial Instruments

        The carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents and accounts payable approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its debt obligations approximates fair value.

Property and Equipment

        Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, including ten years for leasehold improvements and fixtures and furniture, seven years for laboratory equipment and three years for computers, software and office equipment, or the lease term of the respective assets, if shorter. Gains and losses upon asset disposal are reflected in operations in the year of disposal.

Long-Lived Assets

        The Company periodically reviews the value of long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the future undiscounted cash flows arising from the assets with the carrying value of the asset. If impairment is indicated, the asset is written down to its estimated fair value on a discounted cash flow basis.

Revenue Recognition

        The Company recognizes revenues as they are earned. Revenue from license fees and contract services are recognized over the initial license or contract service term as the related work is performed, which generally is on a straight-line basis. Nonrefundable milestone payments received are recognized when they are earned, as the specific events in the related collaboration agreements are achieved. Milestone payments received that are creditable against future royalty payments are deferred and recognized as revenue when the royalties are earned or when the payment is no longer creditable against future payments, unless the future royalty payments are determined to be at fair value in which case the milestone payment will be recognized as income as earned and when all other revenue recognition criteria have been met. Collaborative research and development payments are recognized as the related work is performed. Deferred revenue is comprised of cash received in advance of the related revenue being recognized. All revenues recognized to date under research and development collaborations are not refundable if the relevant research effort is not successful.

Research and Development

        Research and development costs are charged to operations as incurred. Certain research and development projects are funded by research and development contracts, and the expenses related to these activities are included in research and development costs.

Business Segments

        The Company operates as a single business segment in the United States of America as defined in SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

Stock-Based Compensation

        The Company accounts for its stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock Based Compensation". Under APB 25, unearned compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company's stock and the exercise price. Unearned compensation is amortized and expensed in accordance with Financial Accounting Standards Board Interpretation No. 28. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services".

Income Taxes

        The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Net Loss Per Share

        Basic net loss per share is computed using the weighted average number of shares of common stock outstanding. Diluted net loss per share does not differ from basic net loss per share since potential common shares are antidilutive for all periods presented and therefore are excluded from the calculation of diluted net loss per share. The following potentially dilutive common shares were excluded from the computation of net loss per share because their effect was antidilutive:

	December 31,			June 30,
	1999	2000	2001	2001	2002
	(in thousands)			(unaudited)
Convertible and redeemable convertible preferred stock	16,677	—	—	—	—
Stock options	2,066	2,468	2,770	2,805	3,516
Common stock warrants	439	439	389	421	344
Common stock subject to repurchase	26	17	8	12	3

	19,208	2,924	3,167	3,238	3,863

        The restricted shares subject to repurchase are excluded from the loss per share calculations until the restrictions lapse. The weighted average common shares outstanding has been adjusted by weighted average common stock subject to repurchase of 30,000, 21,000 and 12,000 in 1999, 2000 and 2001, respectively, to give the denominator for the basic and diluted loss per share calculations.

Recent Accounting Pronouncements

        In July 2001, the Financial Accounting and Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations," and No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for under a single method—the purchase method. Use of the pooling-of-interests method is no longer permitted. SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment upon initial adoption of the Statement and on an annual basis going forward. The amortization of goodwill will cease upon adoption of SFAS 142. The provisions of SFAS 142 will be effective for fiscal years beginning after December 15, 2001. Versicor is required to adopt SFAS 142 in the first quarter of fiscal year 2002. We believe that the adoption of these standards will have no impact on our financial statements.

        In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal periods. This Statement supersedes FASB Statement No. 121 and APB 30, however, this Statement retains the requirement of Opinion 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of (by sale, by abandonment, or in a distribution to owners) or is classified as held for sale. This Statement addresses financial accounting and reporting for the impairment of certain long-lived assets and for long-lived assets to be disposed of. Management does not expect the adoption of SFAS 144 to have a material impact on the Company's financial position or results of operations.

NOTE 2—MARKETABLE SECURITIES

        The following is a summary of marketable securities at December 31, 2001:

	December 31, 2001
	Amortized Cost	Unrealized Gains	Estimated Fair Value
	(in thousands)
Commercial paper	$9,914	$45	$9,959
Government agency and corporate bonds	22,407	53	22,460

	$32,321	$98	$32,419

        At December 31, 2000 and 2001, all marketable securities were classified as available-for-sale and were due in less than one year. At December 31, 2000, marketable securities comprised government agency and corporate bonds and were reported at cost, which due to the short-term maturities of the securities, approximated fair value. Realized gains and losses were immaterial for all periods presented.

NOTE 3—PROPERTY AND EQUIPMENT

	December 31,		June 30,
	2000	2001	2002
	(in thousands)		(unaudited)
Leasehold improvements	$3,891	$4,655	$4,732
Laboratory equipment	2,593	2,763	2,915
Computers, software and office equipment	930	1,458	1,692
Fixtures and furniture	174	428	481

	7,588	9,304	9,820
Less: accumulated depreciation	(3,204)	(4,107)	(4,735)

Property and equipment, net	$4,384	$5,197	$5,085

        Depreciation expense was $944,000, $880,000 and $1.0 million for the years ended December 31, 1999, 2000 and 2001, respectively.

NOTE 4—EMPLOYEE NOTES RECEIVABLE AND RELATED PARTY TRANSACTIONS

        In 1996, 1997 and 2000, the Company made an aggregate of $825,000 of loans to certain key employees and officers. The loans accrued interest at 5% per annum with the exception of two loans that are interest free and forgivable. The loans were collateralized by the stock options of the employees and/or deeds of trust on the employees' residences. During 2000 and 2001, three of the loans were repaid in full. The remaining loan balance of $13,000 at December 31, 2001 will be fully forgiven in April 2002.

        In January 1997, the Company entered into a consulting agreement with a Director of the Company. Under this agreement, the Company pays the Director an annual fee of $100,000. The agreement terminated by its terms in December 1997, but has continued through mutual consent of the Company and the Director.

        In March 1998, the Company entered into a scientific agreement with a Director. Under this agreement, the Company pays the Director an annual fee of $50,000. The agreement terminated in January 2001, however, the Company continues to operate under the terms of this agreement. In addition, we paid the Director an annual laboratory gift of $25,000 in 1999.

NOTE 5—ACCRUED LIABILITIES

	December 31,		June 30,
	2000	2001	2002
	(in thousands)		(unaudited)
Research and development	$1,363	$3,484	$3,756
Employee compensation	1,055	1,081	1,398
Legal	219	1,197	1,596
Other	588	516	120

	$3,225	$6,278	$6,870

NOTE 6—BORROWINGS

        In December 1997, the Company and a commercial bank entered into a term loan, which is evidenced by two term notes in principal amounts of $2,000,000 and $4,034,000. The term loan is payable quarterly in fifteen installments, with each installment equal to $216,000, plus accrued interest, commencing on March 31, 1999 with the final payment of the balance of $2,802,000 payable on December 31, 2002. The term notes bear interest at the prime rate plus 0.50% (5.25% at December 31, 2001). The term loan originally required that the Company keep $4.0 million on deposit with the lender and maintain an additional $1.0 million of cash and cash equivalents. These amounts were shown as restricted cash at December 31, 1999. Following the Company's initial public offering in August 2000, the terms of the loan were renegotiated and the Company is no longer required to maintain these balances. Starting with the fourth quarter of 2000, the Company is required to comply with certain financial covenants. As of December 31, 2001, the Company was in compliance with these covenants. The term loan is collateralized by certain assets of the Company. There was $4.3 million and $3.5 million outstanding under this term loan at December 31, 2000 and 2001, respectively.

        In October 2001, the term loan was amended to include a four-year equipment note for $2.0 million that we are able to draw down on through June 30, 2002. The note bears interest at the prime rate unless we exercise an option to have the interest on all or any portion of the principal amount based on the LIBOR rate plus an applicable margin. The interest on the note is payable in quarterly installments commencing on March 31, 2002. The principal of the note is payable in equal installments beginning on March 31, 2002 with the final payment due on December 31, 2004. As of December 31, 2001, there was an outstanding note balance of $1.5 million and we have exercised our option to pay interest on this portion of the loan at LIBOR (4.75% at December 31, 2001).

        Future principal payments on the term loan and the equipment loan are as follows:

Year Ending December 31, (in thousands)
2002	$3,950
2003	502
2004	502

$4,954

NOTE 7—COMMITMENTS

        Future minimum lease payments under all noncancelable operating leases in effect at December 31, 2001 are as follows:

Year Ending December 31, (in thousands)
2002	$1,157
2003	1,199
2004	1,241
2005	1,283
2006	1,325
Thereafter	3,515

$9,720

        Future minimum lease payments under operating leases primarily relate to the Company's office and laboratory space in California and Pennsylvania. Rental expense under these leases amounted to $841,000, $849,000 and $1.2 million for the years ended December 31, 1999, 2000 and 2001, respectively.

NOTE 8—STOCKHOLDERS' EQUITY

        In March 1999, the Company sold 625,000 shares of Series D-1 Preferred Stock to a strategic investor for $3.8 million and 625,000 shares of Series E-1 Preferred Stock to another strategic investor for $3.0 million. The issuance of the Series E-1 Preferred Stock resulted in a beneficial conversion feature of $750,000, calculated in accordance with Emerging Issues Task Force Topic D-60, "Accounting for the Issuance of Convertible Preferred Stock and Debt Securities with a Nondetachable Conversion Feature". The beneficial conversion feature was reflected as a deemed preferred stock dividend in the Statement of Operations for 1999.

        In June 1999, the Company entered into a Note and Warrant Purchase Agreement with a group of investors, including Sepracor. Under the agreement, the investors agreed to lend the Company $11.0 million, of which $5.5 million was paid to Versicor in June 1999 at the first closing. The outstanding principal amount of the notes was due and payable to the investors by Versicor in June 2000. Interest on the notes accrued at 9.75% per annum and was payable annually. The issuance resulted in a beneficial conversion feature of $4.9 million, calculated in accordance with Emerging Issues Task Force No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features". The beneficial conversion feature was reflected as interest expense in the Statement of Operations for 1999. In October 1999, the holders converted the notes and accrued interest of $181,000 into the Company's Series F Preferred Stock. In connection with the financing, the investors were granted warrants to purchase 226,236 shares of Series F Preferred Stock at $4.72 per share.

        In October 1999, the Company completed a private equity financing of approximately $40.0 million. The Company converted its $5.5 million of bridge loans, plus accrued interest, into 1,204,072 shares of Series F Preferred Stock and issued 7,309,316 shares of Series F Preferred Stock at $4.72 per share, for $35.0 million in cash. Issuance costs associated with the transaction were $137,000. The issuance resulted in a beneficial conversion feature of $34.4 million, calculated in accordance with Emerging Issues Task Force No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features". The beneficial conversion feature was reflected as a deemed preferred stock dividend in the Statement of Operations for 1999.

        On August 8, 2000, the Company sold 4,600,000 shares of its common stock at $11 per share in an initial public offering. On September 7, 2000, the underwriters executed an overallotment option and purchased an additional 690,000 shares of common stock at $11 per share. The Company received net proceeds of approximately $52.7 million from the initial public offering and the overallotment after payment of underwriting discounts and commissions and other expenses. Immediately prior to the initial public offering, the Company split its common and preferred stock 5-for-4. Upon closing of the initial public offering, all of the Company's preferred stock automatically converted into 16,677,000 shares of common stock.

        At December 31, 2000 and 2001, there were 16,500 and 7,500 shares of common stock, respectively, subject to repurchase. The common stock is subject to repurchase at the original issuance price of $0.001 per share.

NOTE 9—STOCK OPTIONS AND WARRANTS

Stock options

        The 1995 Stock Option Plan ("1995 Plan") permits the Company to grant up to 315,000 shares of Common Stock as incentive stock options ("ISOs") and nonstatutory stock options ("NSOs"). The 1995 Plan was amended in 1997 to increase the maximum number of shares to be issued to 348,750. The 1995 Plan provides for the granting of ISOs to officers and key employees of the Company and NSOs to officers, key employees, consultants and directors of the Company. ISOs and NSOs granted under the 1995 Plan have a maximum term of ten years from the date of grant. Vesting provisions may vary but in each case will provide for vesting of at least 20% per year of the total number of shares subject to the option and have an exercise price not less than the fair value of the stock at the date of grant.

        The 1997 Equity Incentive Plan ("1997 Plan") permits the Company to grant up to 1,401,250 shares of Common Stock as ISOs, NSOs, stock bonuses, rights to purchase restricted stock, and stock appreciation rights. In 1999, the 1997 Plan was amended to increase the maximum number of shares available to 2,638,030. In 2000, the 1997 Plan was amended again to increase the maximum number of shares available to 4,038,030. All options shall be separately designated ISOs to officers and key employees and NSOs to officers, key employees, consultants and directors. ISOs granted under the 1997 Plan have a maximum term of ten years from the date of grant and have an exercise price of not less than fair value of the stock at the date of grant, as determined by the Company's Board of Directors. NSOs granted under the 1997 Plan have a maximum term of ten years from the date of grant and have an exercise price of not less than 85% of fair market value of the stock at the date of the grant, as determined by the Company's Board of Directors. Vesting provisions of ISOs and NSOs may vary but in each case will provide for vesting of at least 20% per year of the total number of shares subject to the option.

        The 2001 Stock Option Plan ("2001 Plan") permits the Company to grant up to 1,200,000 shares of Common Stock as incentive stock options ("ISOs") and nonstatutory stock options ("NSOs"). The 2001 Plan provides for the granting of ISOs to officers and key employees of the Company and NSOs to officers, key employees, consultants and directors of the Company. ISOs and NSOs granted under the 2001 Plan have a maximum term of ten years from the date of grant. Vesting provisions may vary but in each case will provide for vesting of at least 20% per year of the total number of shares subject to the option and have an exercise price not less than the fair value of the stock at the date of grant.

        Stock option activity under the plans for the years ended December 31, 1999, 2000 and 2001 and for the six months ended June 30, 2002 is as follows:

	1999		2000		2001		Six Months ended June 30, 2002
	Number	Weighted Average Exercise Price Per Share	Number	Weighted Average Exercise Price Per Share	Number	Weighted Average Exercise Price Per Share	Number	Weighted Average Exercise Price Per Share
							(unaudited)
Balance at beginning of period	1,282,013	$0.39	2,066,466	$0.43	2,468,312	$2.18	2,770,466	$4.09
Granted	932,626	0.47	888,313	5.28	573,200	12.08	819,339	19.18
Exercised	(47,425)	0.35	(391,782)	0.39	(175,098)	2.11	(30,764)	0.71
Canceled	(100,748)	0.37	(94,685)	0.48	(95,948)	4.80	(43,224)	13.45

Balance at end of period	2,066,466	0.43	2,468,312	2.18	2,770,466	4.09	3,515,817	7.53

        The following table summarizes information about stock options outstanding at December 31, 2001:

	Options outstanding			Options exercisable
Exercise Price Per Share	Number Outstanding	Remaining Contractual Life	Weighted Exercise Price Per Share	Number Exercisable	Weighted Exercise Price Per Share
$ 0.09–$ 0.48	1,524,729	7.08	$0.44	1,053,564	$0.43
$ 4.72–$ 7.56	697,287	8.78	5.55	198,901	5.41
$ 9.40–$12.50	400,800	9.54	11.64	2,082	10.56
$13.87–$15.55	147,650	9.64	14.47	—	—

	2,770,466		4.09	1,254,547	0.62

        There were 261,045, 636,565 and 1,200,000 options available for future grant under the 1995 Plan, the 1997 Plan and the 2001 Plan, respectively, as of December 31, 2001. The Company has reserved 5,257,523 shares of common stock for the exercise of stock options and warrants.

Employee Stock Purchase Plan

        In April 2001, the Company instituted an employee stock purchase plan. Under the plan, eligible employees can purchase Versicor stock through payroll deductions in semi-annual offerings at a price equal to the lower of 85% of the stock price at the beginning of the offering period and 85% of the stock price at the end of the offering period. The Company has reserved 1,100,000 shares of stock for issuance under the plan.

Fair value disclosures

        The Company applies the measurement principles of APB 25 in accounting for its employee stock options. Had compensation expense for options granted to employees been determined based on the fair value at the grant date as prescribed by SFAS No. 123, the Company's net loss and net loss per share would have been as follows:

	Year Ended December 31,
	1999	2000	2001
	(in thousands, except per share data)
Net loss available to common stockholders:
As reported	$(67,394)	$(18,789)	$(32,847)

Proforma	$(67,469)	$(19,556)	$(34,147)

Basic and diluted net loss per share:
As reported	$(127.28)	$(1.95)	$(1.42)

Proforma	$(127.42)	$(2.03)	$(1.48)

        The value of each option grant was estimated on the date of grant using the minimum value method until August 8, 2000; thereafter options were valued using the Black-Scholes option pricing model with the following weighted assumptions:

Stock Option Plans

	Year Ended December 31,
	1999	2000	2001
Risk-free interest rate	6.3%	5.1%	4.2%
Expected average life	6 years	4 years	4 years
Volatility	—	60%	60%
Expected dividends	—	—	—

Employee Stock Purchase Plan

	Year Ended December 31,
	1999	2000	2001
Risk-free interest rate	—	—	3.7%
Expected average life	—	—	0.5 years
Volatility	—	—	60%
Expected dividends	—	—	—

        The risk-free interest rate was calculated in accordance with the grant date and expected average life. The weighted average per share fair value of options granted during the years ended December 31, 1999, 2000 and 2001 was $14.18, $12.89 and $18.43, respectively.

Deferred stock based compensation

        During the period from January 1997 through December 31, 2001, the Company recorded $21.2 million of deferred stock based compensation in accordance with APB 25, SFAS 123 and Emerging Issues Task Force 96-18, related to stock options granted to consultants and employees. For options granted to consultants, the Company determined the fair value of the options using the Black-Scholes option pricing model with the following assumptions: expected lives of four years; weighted average risk-free interest rate between 4.7% and 6.2%; expected dividend yield of zero percent; volatility between 60% and 75%, and values of common stock between $0.40 and $20.35 per share. Stock compensation expense is being recognized in accordance with FIN 28 over the vesting periods of the related options, generally four years. The Company recognized stock compensation expense of $4.4 million, $7.7 million and $5.0 million for the years ended December 31, 1999, 2000 and 2001, respectively.

Warrants

        In 1997, the Company issued warrants to purchase 45,000 shares of common stock at $4.45 per share. These warrants were still outstanding at December 31, 2001 and expire on March 10, 2002. The fair value of these warrants was estimated using the Black Scholes pricing model and was not material.

        In 1997, the Company issued warrants to purchase 168,125 shares of Series C Preferred Stock (which converted to warrants to purchase common stock upon the Company's initial public offering) at $4.00 per share. 149,375 of these warrants were still outstanding at December 31, 2001 and expire on December 9, 2002. The fair value of these warrants was estimated using the Black Scholes pricing model and was not material.

        In 1999, the Company issued warrants to purchase 226,236 shares of Series F Preferred Stock (which converted to warrants to purchase common stock upon the Company's initial public offering) at $4.72 per share in connection with a bridge loan financing. 195,072 of these warrants were still outstanding at December 31, 2001 and expire on August 7, 2005. The warrants were valued using the Black-Scholes pricing model. The allocated fair value of these warrants of $623,000 has been reflected as interest expense in the 1999 statement of operations.

NOTE 10—INCOME TAXES

        Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to tax benefit carryforwards and to differences between the financial statement amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates. A valuation allowance is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized. Accordingly, a valuation allowance has been established for the full amount of the deferred tax asset.

        The statutory and effective tax rates were 34% and 0%, respectively, for all periods presented. The effective tax rate resulted from net operating losses and nonrecognition of any deferred tax asset At December 31, 2001, the Company had federal and state tax net operating loss carryforwards ("NOL") of approximately $49.9 million and $17.3 million, which will expire beginning in the year 2010 and 2003, respectively. Based upon the Internal Revenue Code and changes in the Company's ownership, utilization of the NOL will be subject to an annual limitation. The Company had federal and state research and experimentation credit carryforwards of approximately $1.0 million and $800,000 at December 31, 2001, which will expire beginning in the year 2010.

        The components of net deferred taxes were as follows:

	December 31,
	2000	2001
	(in thousands)
Assets:
Net operating losses	$7,983	$18,665
Capitalized R&D	11,240	10,335
Credits	1,417	1,575
Accrued expenses and other liabilities	785	918
Property and equipment	4	646
Less: valuation allowance	(21,429)	(32,139)

Net deferred taxes	$—	$—

NOTE 11—EMPLOYEE SAVINGS PLAN

        Up until October 31, 2000, the Company's employees were able to participate in Sepracor's 401(k) savings plan. From November 1, 2000, the Company's employees were able to participate in the Versicor 401(k) savings plan. Under the provisions of both plans, employees may voluntarily contribute up to 15% of their compensation up to the statutory limit. In addition, the Company can make a matching contribution at its discretion. The Company matches 50% of the first $3,000 up to a maximum of $1,500 per employee per annum. The Company's contributions made during 1999, 2000 and 2001 were $39,000, $47,000 and $62,000, respectively.

NOTE 12—AGREEMENTS

        In February 1998, we entered into a license agreement and a collaborative agreement with Biosearch Italia. Under the license agreement, Biosearch granted us an exclusive license to develop and commercialize dalbavancin in the United States and Canada. In exchange for the license and upon receipt of favorable results in preclinical studies, we paid an initial license fee of $2.0 million and issued 250,000 shares of our common stock to Biosearch. The license fee payment and the fair value of the common stock of $647,000 were expensed as research and development in 1998. Under the agreement, we are also obligated to make up to $8.0 million in additional milestone payments to Biosearch upon the achievement of specified milestones and are also required to pay to Biosearch royalties in respect of sales of any product that result from the compound. Under the collaborative agreement, we have established a lead optimization collaboration called BIOCOR. Biosearch contributes natural product leads and we contribute our combinatorial and medicinal chemistry expertise to optimize these leads and identify product candidates.

        In March 1999, we entered into a collaboration agreement with Pharmacia Corporation pursuant to which we are collaborating to discover, synthesize and develop second and third generation oxazolidinone product candidates. In connection with the collaboration, Pharmacia Corporation made an initial equity investment in us of $3.75 million and paid us research support and license fee payments. Under the terms of this agreement and in consideration for our research obligations, we are entitled to receive funding from Pharmacia to support certain of our full-time researchers. If specified milestones are achieved, Pharmacia is obligated to pay us additional payments for each compound, a portion of which may be credited against future royalty payments to which we are entitled on the worldwide sales of any drug developed and commercialized from the collaboration. In October 2000, Pharmacia increased its funding for this collaboration by 30% and in June 2001 we received a milestone payment for the initiation of clinical development of one of the compounds which is recorded as deferred revenue in the accompanying balance sheet. Total revenue recognized from this collaboration agreement for the years ended December 31, 2001, 2000 and 1999 amounted to $3.8 million, $3.1 million and $2.1 million, respectively. Total costs incurred under this collaboration agreement amounted to $3.3 million, $3.0 million and $2.3 million for the same respective periods.

        In March 1999, we entered into a collaboration agreement with Novartis Pharma AG pursuant to which we are collaborating to discover and develop deformylase inhibitors. In connection with the collaboration, Novartis made an initial equity investment in us of $3.0 million and provides us with funding to support certain of our full-time researchers. We have also received a number of milestone payments from Novartis and are entitled to receive additional payments upon the achievement of specified milestones, a portion of which may be credited against future royalty payments to which we are entitled on the worldwide sales of any drug developed and commercialized from the collaboration. Total revenue recognized from this collaboration agreement for the years ended December 31, 2001, 2000 and 1999 amounted to $2.7 million, $2.8 million and $2.2 million, respectively. Total costs incurred under this collaboration agreement amounted to $2.6 million, $2.8 million and $2.3 million for the same respective periods.

        In May 1999, we obtained from Eli Lilly an exclusive worldwide license for the development and commercialization of anidulafungin. We paid $11 million for the license and have agreed to pay an additional $3 million for product inventory, which we have received, over a three-year period. As a result, we recognized $14 million of research and development costs in 1999. We are obligated to make additional payments to Eli Lilly if certain milestones are achieved and royalty payments in respect of sales of any product resulting from the compound. Eli Lilly has an option to license the exclusive development and commercialization rights to oral formulations of anidulafungin, which is exercisable upon successful completion of Phase II clinical trials. If Eli Lilly exercises this option, we will have the right to receive royalty payments and reimbursement of prior development expenses and milestone payments. We will also have the right to co-promote the product with Eli Lilly.

        In June 2001, we entered into a manufacturing, development and supply agreement with Abbott pursuant to which Abbott would manufacture final formulation of anidulafungin. Additionally, pursuant to this terms of the agreement with Abbott and in consideration of Abbott's obligations to us, we have agreed to pay Abbott (i) a non-refundable research and development fee, and (ii) subject to certain conditions, an additional research and development fee. At such time as we begin commercial sales of a product containing anidulafungin and to the extent that Abbott is able to meet our manufacturing and commercial supply requirements, and once we have agreed upon a satisfactory price with Abbott, we have agreed to purchase a substantial portion of our commercial supplies of anidulafungin from Abbott. Our agreement with Abbott may be terminated by either party upon 12-months prior notice at the end of the fourth year following the date on which the first product containing anidulafungin is made by us.

NOTE 13—QUARTERLY FINANCIAL DATA (UNAUDITED)

        The following is selected unaudited quarterly financial data for the years ended December 31, 2000 and 2001. In the opinion of the Company's management, this quarterly information has been prepared on the same basis as the financial statements and included all adjustments necessary to present fairly the information for the periods presented.

	Quarter Ended
	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000
	(in thousands, except per share amounts)
Revenues	$1,258	$1,560	$1,309	$1,744
Net loss	$(3,558)	$(2,734)	$(3,916)	$(5,095)
Net loss available to common stockholders	$(4,993)	$(4,170)	$(4,531)	$(5,095)
Net loss per share, basic and diluted	$(7.09)	$(4.57)	$(0.33)	$(0.22)
Shares used in computing net loss per share, basic and diluted	705	913	13,690	23,021
	Quarter Ended
	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
	(in thousands, except per share amounts)
Revenues	$1,494	$1,813	$1,563	$1,558
Net loss	$(5,166)	$(8,642)	$(8,574)	$(10,465)
Net loss available to common stockholders	$(5,166)	$(8,642)	$(8,574)	$(10,465)
Net loss per share, basic and diluted	$(0.22)	$(0.37)	$(0.37)	$(0.45)
Shares used in computing net loss per share, basic and diluted	23,041	23,054	23,085	23,176

NOTE 14—SUBSEQUENT EVENTS (UNAUDITED)

        On July 30, 2002, we entered into an agreement under which we will acquire all of the outstanding shares of Biosearch Italia S.p.A., a publicly listed company in Italy. The board of directors of each company has approved the transaction which is subject to the approval of each company's shareholders, certain regulatory approvals in Italy and certain other conditions set forth in the merger agreement. We will issue 1.77 shares of our common stock for each outstanding share of Biosearch stock, or approximately 21.5 million shares. The merger is expected to close early in the first quarter of 2003.

BIOSEARCH ITALIA S.P.A.

Index to Consolidated Financial Statements

Page
Report of Independent Accountants	F-21
Consolidated Balance Sheets as of December 31, 2000 and 2001 and June 30, 2002 (unaudited)	F-22
Consolidated Statements of Operations for the years ended December 31, 2000 and 2001 and the six months ended June 30, 2001 (unaudited) and June 30, 2002 (unaudited)	F-23
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income (Loss) for the years ended December 31, 2000 and 2001 and the six months ended June 30, 2002 (unaudited)	F-24
Consolidated Statements of Cash Flows for the years ended December 31, 2000 and 2001 and the six months ended June 30, 2001 (unaudited) and June 30, 2002 (unaudited)	F-25
Notes to Consolidated Financial Statements	F-26

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of
Biosearch Italia S.p.A.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of Biosearch Italia S.p.A. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers SpA

Carlo de Vilas
(Partner)

Milan, Italy
August 9, 2002

BIOSEARCH ITALIA S.p.A.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	December 31,
			June 30, 2002
	2000	2001
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	€6,814	€5,709	€21,573
Trading securities	120,539	102,570	82,352
Available-for-sale securities	3,578	6,098	2,289
Accounts receivable, net of allowance for doubtful accounts of €15, €8 and €20 (unaudited)	2,729	9,111	4,311
Accrued reimbursements receivable	3,730	412	964
Prepaid expenses and other current assets	924	1,554	1,866

Total current assets	138,314	125,454	113,355
Long-term receivables	2,951	4,637	5,054
Restricted available-for-sale securities	2,400	2,334	5,500
Restricted held-to-maturity securities	456	457	458
Property, plant and equipment, net	2,202	6,588	9,067

Total assets	€146,323	€139,470	€133,434

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	€3,748	€6,080	€5,129
Accrued liabilities	1,737	1,720	1,826
Deferred revenue	2,576	2,848	3,025
Advances received	—	—	2,671
Current portion of capital lease obligations	217	237	172
Current portion of long-term debt	—	22	129

Total current liabilities	8,278	10,907	12,952
Negative goodwill	1,268	—	—
Capital lease obligations, net of current portion	144	237	158
Long-term debt, net of current portion	429	407	1,132

Total liabilities	10,119	11,551	14,242
Commitments (Note 7)
Stockholders' equity:
Common stock; €1.00 par value per share, 12,160,500, 12,410,500 and 12,410,500 (unaudited) shares authorized; 12,160,500, 12,160,500 and 12,160,500 (unaudited) shares issued	12,161	12,161	12,161
Additional paid-in capital	147,433	147,433	147,451
Accumulated other comprehensive income	2,032	5,239	1,764
Accumulated deficit	(25,422)	(36,279)	(40,902)
Treasury stock; at cost, 0, 37,145 and 76,351 (unaudited) shares	—	(635)	(1,282)

Total stockholders' equity	136,204	127,919	119,192

Total liabilities and stockholders' equity	€146,323	€139,470	€133,434

The accompanying notes are an integral part of these consolidated financial statements.

BIOSEARCH ITALIA S.p.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

	Year Ended December 31,		Six Months Ended June 30,
	2000	2001	2001	2002
			(unaudited)
Revenues:
License fees and milestones	€3,066	€3,484	€2,975	€206
Research and development consulting and contract services and government grants	5,766	3,749	2,868	1,681

Total revenues	8,832	7,233	5,843	1,887
Operating expenses:
Research and development (excluding stock-based compensation expense)	9,008	16,756	6,980	6,282
Research and development—stock-based compensation expense	19,173	—	—	18

Total research and development expense	28,181	16,756	6,980	6,300
General and administrative (excluding stock-based compensation expense)	2,427	4,251	1,645	2,127
General and administrative—stock-based compensation expense	2,407	—	—	—

Total general and administrative expense	4,834	4,251	1,645	2,127
Loss (gain) on trading securities	2,970	(1,812)	(968)	(782)
Amortization of negative goodwill	(1,268)	(1,268)	(634)	—

Total operating expenses	34,717	17,927	7,023	7,645
Loss from operations	(25,885)	(10,694)	(1,180)	(5,758)
Investment income (expense)	319	(163)	(623)	1,135

Net loss	€(25,566)	€(10,857)	€(1,803)	€(4,623)

Net loss per share:
Basic and diluted	€(2.69)	€(0.89)	€(0.15)	€(0.38)

Weighted average shares	9,504,730	12,154,070	12,160,500	12,104,180

The accompanying notes are an integral part of these consolidated financial statements.

BIOSEARCH ITALIA S.p.A.
CONSOLIDATED STATEMENTS OF CHANGES IN
STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

	Preferred Stock		Common Stock
						Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)
	Number of Shares	Par Value	Number of Shares	Par Value	Additional Paid-in Capital			Treasury Stock	Total Stockholders' Equity
Balances, January 1, 2000	499,200	€500	6,929,364	€6,929	€(544)	€—	€144	€—	€7,029
Conversion of preferred stock into common stock	(499,200)	(500)	499,200	500					—
Exercise of common stock options			520,000	520					520
Issuance of common stock in connection with conversion of convertible bond			1,093,430	1,093	6,449				7,542
Issuance of common stock at € 42.50 per share, net of issuance costs of € 9,470			3,118,506	3,119	119,948				123,067
Stock-based compensation expense					21,580				21,580
Comprehensive loss:
Net loss							(25,566)
Change in unrealized gain (loss) on available-for-sale securities						2,032
Total comprehensive loss									(23,534)

Balances, December 31, 2000	—	—	12,160,500	12,161	147,433	2,032	(25,422)	—	136,204
Repurchases of common stock								(975)	(975)
Sales of treasury stock								340	340
Comprehensive loss:
Net loss							(10,857)
Change in unrealized gain (loss) on available-for-sale securities						2,423
Reclassification adjustment for loss on available-for-sale securities included in net loss						784
Total comprehensive loss									(7,650)

Balances, December 31, 2001	—	—	12,160,500	12,161	147,433	5,239	(36,279)	(635)	127,919
Repurchases of common stock								(647)	(647)
Stock-based compensation expense					18				18
Comprehensive loss:
Net loss							(4,623)
Change in unrealized gain (loss) on available-for-sale securities						(2,517)
Reclassification adjustment for gain on sale of available-for-sale securities included in net loss						(958)
Total comprehensive loss									(8,098)

Balances, June 30, 2002 (unaudited)	—	€—	12,160,500	€12,161	€147,451	€1,764	€(40,902)	€(1,282)	€119,192

The accompanying notes are an integral part of these consolidated financial statements.

BIOSEARCH ITALIA S.p.A.
CONSOLDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Year Ended December 31,		Six Months Ended June 30,
	2000	2001	2001	2002
			(unaudited)
Cash flows from operating activities:
Net loss	€(25,566)	€(10,857)	€(1,803)	€(4,623)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	372	817	255	463
Amortization of negative goodwill	(1,268)	(1,268)	(634)	—
Amortization of discount/premium on restricted held-to-maturity securities	(1)	(1)	(1)	(1)
Loss (gain) on sale of property, plant and equipment	14	(1)	—	49
Stock-based compensation expense	21,580	—	—	18
Non-cash impairment of available-for-sale marketable securities	—	784	784	—
Gain on sale of available-for-sale marketable securities	—	—	—	(958)
Changes in operating assets and liabilities:
Trading securities	(112,507)	17,969	9,558	17,143
Accounts receivable	(710)	(6,382)	(3,944)	4,800
Accrued reimbursements receivable	(2,257)	3,318	1,931	(552)
Prepaid expenses and other current assets	(56)	(630)	(468)	(312)
Long-term receivables	(2,815)	(1,686)	(307)	(417)
Accounts payable	1,503	2,332	(522)	(951)
Accrued liabilities	254	(17)	433	106
Deferred revenue	(22)	272	(1,343)	177
Advances received	—	—	—	2,671

Net cash provided by (used in) operating activities	(121,479)	4,650	3,939	17,613

Cash flows from investing activities:
Additions to property, plant and equipment	(1,009)	(4,812)	(1,460)	(3,030)
Proceeds from the sale of property, plant and equipment	1	3	1	39
Proceeds from sales of available-for-sale securities	—	—	—	1,201
Purchases of restricted available-for-sale securities	—	(31)	—	—
Purchases of restricted held-to-maturity securities	(455)	—	—	—

Net cash used in investing activities	(1,463)	(4,840)	(1,459)	(1,790)

Cash flows from financing activities:
Payment of capital lease obligations	(201)	(280)	(102)	(144)
Payment of long-term debt	(1,446)	—	—	—
Proceeds from issuance of long-term debt	429	—	—	832
Repurchases of common stock	—	(975)	—	(647)
Proceeds from the sale of treasury stock	—	340	—	—
Proceeds from the exercise of employee stock options	520	—	—	—
Proceeds from sale of common stock at initial public offering, net of issuance costs	123,067	—	—	—
Proceeds from sale of common stock in conjunction with conversion of a convertible bond	6,456	—	—	—

Net cash provided by (used in) financing activities	128,825	(915)	(102)	41

Net change in cash and cash equivalents	5,883	(1,105)	2,378	15,864
Cash and cash equivalents at beginning of period	931	6,814	6,814	5,709

Cash and cash equivalents at end of period	€6,814	€5,709	€9,192	€21,573

Non-cash investing and financing activities:
Acquisition of property, plant and equipment through capital lease	€194	€393	€—	€—

Conversion of convertible bond into common stock	€1,086	€—	€—	€—

Conversion of preferred stock into common stock	€500	€—	€—	€—

Change in unrealized gain (loss) on available-for-sale securities	€1,935	€3,304	€1,123	€(3,566)

Change in unrealized gain (loss) on restricted available-for-sale securities	€97	€(97)	€45	€91

Reclassification of trading securities to restricted available-for-sale securities	€2,303	€—	€—	€3,075

The accompanying notes are an integral part of these consolidated financial statements.

Biosearch Italia S.p.A.

Notes to Consolidated Financial Statements

Amounts in thousands (except for share and per share amounts)

NOTE 1—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

        Biosearch Italia S.p.A. ("Biosearch" or the "Company") is a biopharmaceutical company specializing in the phases of discovery and development of new antibacterial and anti-fungal infectious disease pharmaceutical products for hospital use. The Company was established in the form of a limited liability company under the name GRC S.r.l. in September 1996. In December 1996 a management buy-out was completed, in which Lepetit Group, an Italian affiliate of HMR Aventis, transferred its research center in Gerenzano to the Company. Subsequently, GRC S.r.l. was incorporated as Biosearch Italia S.p.A., a joint stock company.

        In March 2000, the shareholders of the Company approved the conversion of the Company's share capital from Lire to Euro and approved a 13 for 25 reverse split of common stock in order to arrive at a par value of €1 per share. All references to number of shares and per share amounts of the Company's common and preferred stock in the accompanying financial statements and notes have been restated to reflect the conversion and stock split.

        In March 2000, the 499,200 outstanding shares of the Company's preferred stock were converted into an equal number of shares of the Company's common stock.

        In July 2000, the Company sold 2,835,000 shares of its common stock at €42.50 per share in an initial public offering on Italy's Nuovo Mercato. In August 2000, the underwriters exercised their over-allotment option to purchase an additional 283,506 shares of common stock from the Company at €42.50 per share. The Company received net proceeds of €123,067 from the initial public offering and the over-allotment after payment of underwriting discounts and commissions and other direct expenses of €9,470. Existing stockholders sold 945,000 and 283,494 shares of common stock in the initial public offering and in the exercise of the over-allotment option, respectively, for €42.50 per share before discounts, commissions, and expenses.

USE OF ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates include depreciation, amortization and impairment of long-lived assets and the deferred tax asset valuation allowance. Actual results could differ from those estimates.

UNAUDITED INTERIM FINANCIAL STATEMENTS

        In the opinion of the Company's management, the June 30, 2001 and 2002 unaudited interim financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial statements. All references hereinafter to amounts for the six months ended June 30, 2001 and 2002 and as of June 30, 2002 are based on unaudited information.

CERTAIN RISKS AND UNCERTAINTIES

        The Company is subject to risks common to companies in the bio-pharmaceutical industry including, but not limited to, new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, uncertainty of market acceptance of products, product liability and the need to obtain financing.

CONSOLIDATION

        The consolidated financial statements include all majority owned subsidiaries in which the Company has the ability to exercise control. All intercompany transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

CONCENTRATION OF CREDIT RISKS

        As of June 30, 2002, the majority of the Company's cash, cash equivalents and marketable securities were placed with three major financial institutions.

        Two customers represented 96% of the Company's total revenues for the year ended December 31, 2000. Three customers represented 89% and 97% of the Company's total revenues for the year ended December 31, 2001 and the six months ended June 30, 2001, respectively. One customer represented 57% of the Company's total revenues for the six months ended June 30, 2002. As of December 31, 2000 and 2001 and June 30, 2002, one customer represented 77%, 90% and 67% of accounts receivable, respectively.

MARKETABLE SECURITIES AND RESTRICTED SECURITIES

        Marketable securities classified as trading in accordance with Statement of Financial Accounting Standard No. 115, (SFAS 115) "Accounting for Certain Investments in Debt and Equity Securities" are stated at fair value with associated unrealized gains or losses recorded in investment income (expense) within the Company's Consolidated Statements of Operations. Marketable securities classified as available-for-sale in accordance with SFAS 115 are stated at fair value with unrealized gains and losses recorded in comprehensive income (loss) as a separate component of stockholders' equity. Realized gains or losses are determined based on the specific identification method. The fair value of all securities is determined by quoted market prices.

        Restricted securities relate to securities purchased in connection with guarantees required under government grant agreements. These securities are classified as non-current assets based on the terms of the restrictions. All restricted equity securities are classified as available-for-sale securities in accordance with SFAS 115, as discussed above. All restricted debt securities are classified as held-to-maturity securities under SFAS 115 because the Company has the positive intent and ability to hold the securities to maturity, as required under the terms of the related guarantees. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion discounts to maturity.

        The Company periodically evaluates whether the declines in fair value of its investments are other-than-temporary. This evaluation consists of a review of qualitative and quantitative factors by members of management. The Company considers various factors to determine whether declines in fair value are other-than-temporary, such as the investee's financial condition, results of operations, operating trends and other financial ratios. The evaluation also considers publicly available information regarding the investee company, including reports from investment analysts and other publicly available investee-specific news or general market conditions. Other-than-temporary reductions in market value of €784 are included in investment expense for the year ended December 31, 2001 and the six months ended June 30, 2001.

FAIR VALUE OF FINANCIAL INSTRUMENTS

        The carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, restricted cash, accounts receivable, other receivables and assets, accounts payable, accrued liabilities and other payables and liabilities, approximate fair value due to their short maturities. Marketable and restricted securities classified as available-for-sale and trading securities are carried at fair value. Restricted securities classified as held-to-maturity securities are carried at amortized cost, which approximates fair value. Based on borrowing rates currently available to the Company for loans with similar terms for similar circumstances, the carrying value of its debt obligations approximates fair value.

PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the assets or the lease term of the respective assets, if shorter. Gains and losses upon asset disposal are reflected in operations in the period of disposal.

        The following is a summary of estimated useful lives of the Company's property, plant and equipment:

Useful Lives
Buildings	10 - 18 years
Laboratory equipment	2.5 - 5 years
Machinery, equipment and vehicles	3 - 8 years
Furniture and fixtures	8 - 10 years

NEGATIVE GOODWILL

        Negative goodwill represents the excess of the fair market value of the identifiable net assets at the date of acquisition over the cost of the business acquired. Negative goodwill of €6,340 recorded in the Company's books is related to the management buy-out in 1996 and is amortized on a straight-line basis over the estimated period to be benefited, determined by management to be five years. Accumulated amortization of negative goodwill was €5,072 at December 31, 2000 and amounts were fully amortized at December 31, 2001.

LONG-LIVED ASSETS

        The Company periodically reviews the value of long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the future undiscounted cash flows arising from the assets with the carrying value of the asset. If an impairment is indicated, the asset is written down to its estimated fair value on a discounted cash flow basis.

REVENUE RECOGNITION

        Nonrefundable and noncreditable up-front fees received under license and collaboration agreements are recognized ratably over the period of the arrangement. Where the Company is obligated to provide specified future deliverables for no consideration under a licensing agreement, a portion of the up-front payment equal to the fair value of the future deliverable is deferred until delivery occurs. Nonrefundable and noncreditable milestone payments received are recognized upon the completion of substantive milestones as specified in the related agreements. License and collaboration agreements provide for royalties to be paid to the Company for future sales of product. To date, no royalties have been earned as there have been no sales of products. Deferred revenue is comprised of cash received in advance of the related revenue being recognized.

        Revenue from fee-for-service research and development consulting is nonrefundable and is recognized upon completion of the services and acceptance by the customer. The Company recognized revenue of €188 and €365 for the years ended December 31, 2000 and 2001, respectively, and €155 (unaudited) and €605 (unaudited) for the six month periods ended June 30, 2001 and 2002, respectively, relating to fee-for-service research and development consulting. The Company incurred costs of €112 and €275 for the years ended December 31, 2000 and 2001, respectively, and €96 (unaudited) and €387 (unaudited) for the six month periods ended June 30, 2001 and 2002, respectively, relating to fee-for-service research and development consulting. Additionally, certain fee-for-service agreements provide for royalties to be paid to the Company for future sales of product. To date, no royalties have been earned as there have been no sales of product. Qualifying costs for certain research and development projects are partially reimbursed through research and development grants from the Ministero Istruzione Universita Ricerca ("MIUR"), a department of the Italian national government, and certain other governmental entities. Such amounts to be reimbursed are recorded as revenue in the period the related costs are incurred. Qualifying costs incurred which have not been submitted for reimbursement are recorded as accrued reimbursements receivable in the Company's Consolidated Balance Sheet. Qualifying costs for which the Company has requested reimbursement but has not yet received payment are included in accounts receivable and long-term receivables in the Company's Consolidated Balance Sheets.

RESEARCH AND DEVELOPMENT

        Research and development costs are charged to operations as incurred.

STOCK-BASED COMPENSATION

        The Company accounts for its stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock Based Compensation". Under APB 25, unearned compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company's stock and the exercise price of the options. Unearned compensation is amortized and expensed in accordance with Financial Accounting Standards Board Interpretation No. 28. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services".

INCOME TAXES

        Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

NET LOSS PER SHARE

        Basic net loss per share is computed using the weighted average number of shares of common stock outstanding. Diluted net loss per share does not differ from basic net loss per share since potential common shares are antidilutive for all periods presented and therefore are excluded from the calculation of diluted net loss per share. The Company has excluded 1,093,430 and 499,200 shares of potentially dilutive common stock from the computation of net loss per share for the year ended December 31, 2000 relating to shares issuable under the convertible bond agreement and upon conversion of preferred stock, respectively, because their effect would have been antidilutive. The Company has excluded 520,000 and 250,000 shares of potentially dilutive common stock from the computation of net loss per share for the year ended December 31, 2000 and the six months ended June 30, 2002, respectively, relating to stock options because their effect would have been antidilutive.

RECENT ACCOUNTING PRONOUNCEMENTS

        In June 2001, the Financial Accounting Standards Board (FASB or the "Board") issued Statement of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations," and No. 142 (SFAS 142), "Goodwill and Other Intangible Assets," collectively referred to as the "Standards". The Company adopted the provisions of SFAS 142 as of January 1, 2002, which had no impact on the results of its operations. Application of the nonamortization and impairment provisions of SFAS 142 will not have a material impact on the results of its operations, as the Company had no goodwill or intangibles assets at the date of adoption.

        In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." This standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This standard supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. The provisions of SFAS 144 will be effective for fiscal years beginning after December 15, 2001. The Company adopted the provisions of SFAS 144 as of January 1, 2002, which had no impact on the results of its operations.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (SFAS 145). This standard will require gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet the criteria of unusual and infrequent in Opinion 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Any gain or loss on extinguishment will be recorded in the most appropriate line item to which it relates within net income before extraordinary items. SFAS 145 is effective for fiscal years beginning after May 15, 2002; however, certain sections are effective for transactions occurring after May 15, 2002. The Company does not expect the adoption of this standard to have a material effect on its financial statements.

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). This standard will require Companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The standard replaces the existing guidance provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The standard is effective for fiscal years beginning after December 31, 2002. The Company does not expect the adoption of this standard to have a material effect on its financial statements.

NOTE 2—EQUITY METHOD INVESTMENT AND RELATED PARTY TRANSACTIONS

        In February 2000, the Company acquired a 37.4% share in Areta International S.r.l. ("Areta"), a service provider active in the field of cellular biology. The Company accounts for its investment in Areta under the equity method as a component of prepaid expenses and other current assets. The Company's investment in Areta was €70, excluding loans, as of June 30, 2002. The Company has recorded its proportionate share of the net losses of Areta as a component of investment income (expense), totaling €33 and €48 for the years ended December 31, 2000 and 2001, respectively, and €43 and €36 for the six months ended June 30, 2001 and 2002, respectively. While the Company remains a shareholder in Areta, it is obliged under Italian law to fund its proportionate share of future losses of Areta.

        In January 2000, the Company entered into an agreement to provide Areta with certain general and administrative services. The Company provided services totaling €90 and €113 for the years ended

December 31, 2000 and 2001, respectively and €55 and €67 for the six months ended June 30, 2001 and 2002, respectively, under this agreement. As of December 31, 2000 and 2001 and June 30, 2002, the Company has recorded receivables of €24, €63 and €127, respectively, for such services provided to Areta. In December 2000, the Company issued a loan of €26 to Areta, which bears interest at 7% annually and is due on December 31, 2005.

        Additionally, certain members of the Company's board of directors own, directly or indirectly, 24.1% of the registered capital of Areta as of June 30, 2002.

NOTE 3—MARKETABLE AND RESTRICTED SECURITIES

        The following is a summary of the change in net unrealized holding (gains) losses included in loss (gain) on the Company's securities classified as trading securities:

	For the Year Ended December 31,		For the Six Months Ended June 30,
Trading Securities:
	2000	2001	2001	2002
			(unaudited)
Change in net unrealized holding (gains) losses included in loss (gain) on trading securities	€(1,600)	€1,723	€1,114	€297

        The Company's investments in trading securities consist of mutual funds and government bonds.

        The following is a summary of information regarding the Company's securities classified as available-for-sale securities:

Available-for-sale Securities	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Aggregate Fair Value	Change in net unrealized holding gain (loss) recorded in other comprehensive income (loss) for the period then ended
Unrestricted
As of:
December 31, 2000	€1,935	€—	€3,578	€1,935
December 31, 2001	5,239	—	6,098	2,520
June 30, 2001 (unaudited)	3,058	—	3,917	339
June 30, 2002 (unaudited)	1,723	50	2,289	(2,608)
Restricted
As of:
December 31, 2000	€97	€—	€2,400	€97
December 31, 2001	—	—	2,334	(97)
June 30, 2001 (unaudited)	142	—	2,445	45
June 30, 2002 (unaudited)	91	—	5,500	91

        The Company's investments in unrestricted available-for sale securities consist of common stock of companies publicly traded in the United States, which were received under license and collaboration agreements with the companies. Gross realized gains on the sales of available-for sale securities of €958 are included in investment income for the six months ended June 30, 2002. There were no sales of available-for sale securities during the years ended December 2000 and 2001 or the six months ended June 30, 2001. Other-than-temporary reductions in market value of €784 relating to common stock classified as available-for sale securities are included in investment expense for the year ended December 31, 2001 and the six months ended June 30, 2001.

        The following is a summary of information regarding the Company's securities classified as held-to-maturity securities:

Held-to-maturity Restricted Securities	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Aggregate Fair Value
As of:
December 31, 2000	€456	€—	€1	€455
December 31, 2001	457	—	—	457
June 30, 2001 (unaudited)	456	—	1	455
June 30, 2002 (unaudited)	458	1	2	457

        The Company's investments in held-to-maturity restricted securities consist of corporate bonds. As of June 30, 2002, the contractual maturities of held-to-maturity restricted securities ranged from May 2005 to January 2006.

NOTE 4—PROPERTY, PLANT AND EQUIPMENT

        The following is a summary of the Company's property, plant and equipment:

	December 31,
			June 30, 2002
	2000	2001
			(unaudited)
Land	€—	€388	€388
Buildings	348	517	552
Laboratory equipment	1,065	2,954	3,121
Machinery, equipment and vehicles	1,117	1,736	1,837
Furniture and fixtures	47	137	132

	2,577	5,732	6,030
Less: accumulated depreciation and amortization	(775)	(1,562)	(1,958)
Construction in progress	400	2,418	4,995

	€2,202	€6,588	€9,067

        Assets recorded under capital leases are included in property, plant and equipment disclosed in the table above, as follows:

	December 31,
			June 30, 2002
	2000	2001
			(unaudited)
Laboratory equipment	€487	€880	€776
Machinery, equipment and vehicles	206	206	206

	693	1,086	982
Less: accumulated amortization	(217)	(410)	(448)

	€476	€676	€534

NOTE 5—ACCRUED LIABILITIES

        The following is a summary of the Company's accrued liabilities:

	December 31,
			June 30, 2002
	2000	2001
			(unaudited)
Accrued compensation and benefits	€1,636	€1,657	€1,732
Other accrued liabilities	101	63	94

	€1,737	€1,720	€1,826

NOTE 6—BORROWINGS

        In July 1998, the Company issued a convertible bond to 3i Group plc for total proceeds of €2,473. The bond did not bear interest, was subdivided into three tranches and was convertible into an aggregate of 2,490,001 shares of the Company's common stock upon the payment of an additional €10,329 in the aggregate, as required by the convertible bond agreement. In September 1999, the first tranche of the bond was converted into 1,396,561 shares of the Company's common stock upon the receipt of an additional €3,873. In June 2000, the remaining two tranches of the convertible bond with an aggregate face value of €1,086 were converted into 1,093,430 shares of the Company's common stock upon receipt of an additional €6,456.

        In November 2000, the Company entered into a loan agreement with MIUR with regards to the funding of certain research projects undertaken by the Company. Under this agreement, the Company received a loan of €429 with a stated interest rate of 2%, which matures in January 2011. In June 2002, the loan agreement was amended to increase the loan amount by €832.

        Future principal payments due under the amended loan agreement as of June 30, 2002, are as follows (unaudited):

Year Ending December 31,
2002	€64
2003	131
2004	133
2005	136
2006	138
2007 and thereafter	659

1,261
Less: Current portion	(129)

Long-term debt, net of current portion	€1,132

        In March 2001, the Company entered into a financing agreement with a department of the Italian national government with regards to the design and construction of laboratory and manufacturing operations in the Basilicata region. Under this agreement, the Italian government has made available to the Company a nonrefundable grant facility totaling €8,906 which may be drawn against by the Company. In February 2002, the Company drew €2,671 of the grant facility, which has been recorded in advances received in the Company's Consolidated Balance Sheet as of June 30, 2002 since construction of the related facility had not commenced.

        The Company has purchased certain securities, classified as restricted available-for-sale securities, which are held by a third-party in connection with guarantees required upon utilization of amounts under the grant facility.

NOTE 7—COMMITMENTS

        Operating lease payments primarily relate to the Company's office space in Milan, laboratory and office facilities in Pisticci and certain equipment leases. Rental expense under these leases was €1 and €141 for the years ended December 31, 2000 and 2001, respectively, and €50 and €91 for the six months ended June 30, 2001 and 2002, respectively.

        Future minimum lease payments under all noncancelable capital and operating leases in effect at June 30, 2002 are as follows (unaudited):

Year Ending December 31,
	Capital Leases	Operating Leases	Total
2002	€265	€183	€448
2003	173	170	343
2004	73	96	169
2005		65	65
2006		62	62
2007 and thereafter		10	10

	511	€586	€1,097

Less:
Amounts paid from January 1, 2002 to June 30, 2002	(163)
Imputed interest (at rates from 3.6% to 11.2%)	(18)

Present value of minimum lease payments	330
Less: Current portion	(172)

Long-term portion of obligations	€158

NOTE 8—STOCKHOLDERS' EQUITY

PREFERRED STOCK

        In March 2000, the Company's 499,200 outstanding shares of preferred stock were converted into an equal number of shares of the Company's common stock.

COMMON STOCK

        In September 2001, the Company's shareholders approved a plan for the Company to repurchase up to a maximum of 1,200,000 shares of its common stock. The Company repurchased 58,675 and 39,206 shares of its common stock during the year ended December 31, 2001 and the six months ended June 30, 2002, respectively, which have been recorded as treasury stock. The Company sold 21,530 shares of treasury stock during the year ended December 31, 2001. The Company did not sell shares of treasury stock during the six months ended June 30, 2002.

STOCK OPTIONS

        In November 1999, the Company adopted the 1999 Stock Option Plan (the "1999 Plan") to provide for grants of options to purchase up to 520,000 shares of common stock to employees, non-employee directors and independent contractors of the Company who are eligible to participate in the 1999 Plan.

        In March 2000, the Company granted options to purchase 520,000 shares of the Company's common stock. These options were vested at the time of grant and had an exercise price of €1.00 per share, which was below the deemed fair market value of the Company's common stock at the date of grant of €42.50 per share. Accordingly, the Company has recorded compensation expense totaling €21,580 in its Consolidated Statement of Operations for the year ended December 31, 2000. These options were all exercised in May 2000.

        Stock option activity for the year ended December 31, 2000 was as follows:

	Number	Weighted Average Exercise Price Per Share
Balance at January 1, 2000	—	—
Granted	520,000	€1.00
Exercised	(520,000)	€1.00
Canceled	—	—

Balance at December 31, 2000	—	—

        No stock options were outstanding or granted during the year ended December 31, 2001.

        In June 2001, the Company adopted the 2001 Stock Option Plan (the "2001 Plan") to provide for grants of options to purchase up to 250,000 shares of common stock to employees, non-employee directors and independent contractors of the Company who are eligible to participate in the 2001 Plan. Options granted under the 2001 Plan will received variable treatment until exercised due to the terms of the 2001 Plan including clawback provisions and that the exercise price of options granted under the plan will be adjusted in the event of future changes in the Company's outstanding common stock.

        In February 2002, the Company granted options to purchase 250,000 shares of common stock under the 2001 Plan at an exercise price of €21.51 per share, which exceeded the fair market value of the Company's common stock on the date of grant. These options vest and become exercisable 30% on the first anniversary of the grant date, 30% on the second anniversary and 40% on the third anniversary, and expire in June 2006. Of these grants, options to purchase 235,000 shares of the Company's common stock were granted to employees or non-employee members of the board of directors and options to purchase 15,000 shares were granted to non-employees. The Company recorded stock-based compensation expense relating to research and development of €18 in the six months ended June 30, 2002 related to the options granted to non-employees.

        As of June 30, 2002, there were no options available for future grants under either the 1999 Plan or the 2001 Plan. The Company has fully reserved shares of common stock for the exercise of stock options granted under the plans.

        The Company applies the measurement principles of APB 25 in accounting for its employee stock options. Had compensation expense for options granted to employees been determined based on the fair value at the grant date as prescribed by SFAS 123, the Company's net loss and net loss per share would have been as indicated below:

Year Ended December 31, 2000
Net loss:
As reported	€(25,566)

Pro forma	€(25,570)

Net loss per share—
Basic and diluted:
As reported	€(2.69)

Pro forma	€(2.69)

        Had compensation expense for options granted to employees been determined based on the fair value at the grant date as prescribed by SFAS 123, there would have been no impact on the Company's net loss and net loss per share for the year ended December 31, 2001, as no options were granted or were outstanding during the year.

        The value of each option grant made during the year ended December 31, 2000 was estimated at the date of grant using the minimum value method based on the following assumptions:

Year Ended December 31, 2000
Risk-free interest rate	4.2%
Expected average life (months)	2.0
Expected dividends	0.0%

        The risk-free interest rate was calculated in accordance with the grant date and expected average life. The weighted-average per share fair value of options granted during the year ended December 31, 2000, all of which were granted with exercise prices less than fair value of the Company's common stock at the date of grant, was €41.51.

NOTE 9—INCOME TAXES

        Differences between the tax bases of assets and liabilities and the related amounts recorded in the financial statements are reflected as deferred income taxes based on enacted tax rates. The net deferred tax assets have been reduced by a full valuation allowance at December 31, 2000 and 2001, and June 30, 2002 based on management's determination that the recognition criteria for realization have not been met. As of December 31, 2001 the Company had aggregate net operating loss carryforwards of €12,868 to offset future taxable income for income tax purposes, of which €11,118 will expire between 2002 and 2006 and €1,750 which do not expire. Should certain changes in the Company's ownership occur, there could be limitations on the utilization of its net operating losses.

        The components of the Company's net deferred taxes were as follows:

	December 31,
	2000	2001
Assets:
Current:
Inventories	€393	€811
Deferred revenue	1,000	1,137
Other	14	71
Non-current:
Net operating loss carryforwards	51	4,632
Intangible assets	3,503	2,640
Property, plant and equipment	2,357	1,845
Negative goodwill	74	—
Other	10	12
Less: valuation allowance	(6,211)	(9,764)
Liabilities:
Current:
Marketable securities	(1,127)	(1,384)
Other	(64)	—

Net deferred taxes	€—	€—

        A reconciliation of the statutory rate applied to loss before income taxes to the change in valuation allowance was as follows:

	Year Ended December 31,
	2000	2001
Statutory rate applied to loss before income taxes	(40.3)%	(40.3)%
Non-deductible stock-based compensation expense	30.4	—
Non-deductible expenses for local taxes	4.3	4.3
Other non-deductible expenses	(1.1)	(5.8)
Change in valuation allowance	6.7	41.8

	—%	—%

        During the years ended December 31, 2000 and 2001, decreases of €732 and €1,154, respectively, in the valuation allowance were attributable to deferred tax liabilities relating to available-for-sale securities which were included in equity.

NOTE 10—SEGMENT INFORMATION

        The Company operates as a single business segment as defined in SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

        Revenue derived from external customers in varying geographic locations was as follows:

	Years Ended December 31,		Six Months Ended June 30,
	2000	2001	2001	2002
			(unaudited)
Revenues by location of customer:
United States	€3,066	€3,682	€3,014	€432
Italy	5,702	3,526	2,816	1,382
Other	64	25	13	73

	€8,832	€7,233	€5,843	€1,887

        Revenues derived from external customers by product was as follows:

	Years Ended December 31,		Six Months Ended June 30,
	2000	2001	2001	2002
			(unaudited)
Revenues by type of service:
License fees and milestones	€3,066	€3,484	€2,975	€206
Research and development consulting and contract services	188	355	155	605
Government grants	5,578	3,384	2,713	1,076

	€8,832	€7,223	€5,843	€1,887

NOTE 11—SUBSEQUENT EVENTS

        In July 2002, the Company entered into a loan agreement with Monte dei Paschi Siena, acting for the Basilicata Region, with regards to the design and construction of laboratory and manufactory operations in the Basilicata Region. Under the agreement, the Basilicata Region has made available to the Company, through Mente dei Paschi Siena, a loan facility of € 7,474 which bears interest at EURIBOR plus 1.65% (5.065% (unaudited) at June 30, 2002) and matures in 2012.

        In July 2002, the Company's Board of Directors approved a definitive agreement and plan of merger whereby the Company will merge with and into Versicor Inc. ("Versicor"), a company based in the United States with stock publicly traded on the NASDAQ market. The merger agreement provides that the Company's shareholders will receive 1.77 shares of newly issued Versicor common stock in exchange for each share of the Company's common stock. The Company has receivables of €279 (unaudited) recorded from Versicor as of June 30, 2002. The Company recognized revenue under a license agreement with Versicor, as discussed below, of €173 and €1,840 for the years ended December 31, 2000 and 2001, and €1,786 (unaudited) and €87 (unaudited) for the six months ended

June 30, 2001 and 2002, respectively. Additionally, the Company has a collaboration agreement with Versicor, also discussed below:

        In February 1998, the Company entered into two agreements with Versicor; a license agreement and a collaborative agreement. Under the licensing agreement, the Company granted to Versicor an exclusive license to develop and commercialize dalbavancin in the United States and Canada. In exchange for the license, Versicor issued 125,000 shares of common stock and paid $2 million US to the Company of which $1 million was refundable in the event that preclinical studies were not successful. Versicor issued an additional 125,000 shares of common stock to the Company upon the successful completion of the preclinical studies, at which time the previously paid $1 million became nonrefundable. Under the agreements, the Company will also receive certain milestone payments upon achievement of substantive milestones by Versicor, as described in the agreement. The Company will also receive royalties from Versicor, on a product-by-product and country-by-country basis, relating to future sales of in the event a commercialized product results from this agreement.

        Under the collaborative agreement, the Company established a target and lead optimization arrangement with Versicor entitled BIOCOR. Under this agreement, the Company agreed to contribute leads and targets, while Versicor agreed to contribute its combinatorial and medicinal chemistry expertise to optimize such leads. The Company has the exclusive license in Europe to commercialize intravenous drugs resulting from this collaboration and will retain all income derived from such commercialization in Europe. Versicor has the exclusive license in Canada and the United States for the commercialization of intravenous drugs in these countries and will retain all income resulting from such commercialization in the United States and Canada. The Company and Versicor will share all revenue from the commercialization of intravenous drugs in all countries other than the United States and Canada and outside of Europe as well as any oral drugs that are developed. The Company will receive certain milestone payments from Versicor in the event substantive milestones described in the agreement are reached. In December 2000, this collaboration was expanded by Versicor sponsoring additional chemists in Italy and increasing assays put in BIOCOR and the Company increasing the number of natural products libraries that it is contributing.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

Dated as of July 30, 2002

By And Between

VERSICOR INC.

And

BIOSEARCH ITALIA S.P.A.

Appendix A

Appendix A – page i

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF VERSICOR
3.1	Organization, Standing and Corporate Power	23
3.2	Capital Structure; Subsidiaries	24
3.3	Authority	25
3.4	Consents and Approvals; No Violations	25
3.5	SEC Documents; Financial Statements	26
3.6	Disclosure	27
3.7	Absence of Certain Changes or Events	27
3.8	Taxes	27
3.9	Actions and Proceedings	28
3.10	Certain Agreements	29
3.11	ERISA	29
3.12	Compliance with Applicable Laws	31
3.13	Intellectual Property	33
3.14	Agreements Regarding Employees; Labor Disputes	34
3.15	Contracts; Debt Instruments	34
3.16	Financial Advisors	35
3.17	Title to Properties	35
3.18	Insurance	35
3.19	Third Party Reimbursement Policies	36
3.20	Rights Plan	36
3.21	Insider Interests	36
3.22	Voting Requirements	36
ARTICLE IV
COVENANTS RELATING TO CONDUCT OF BUSINESS
4.1	Conduct of Business by Biosearch	36
4.2	Conduct of Business by Versicor	38
4.3	No Solicitation by Versicor	40
4.4	No Solicitation by Biosearch	42
4.5	Other Actions	44
ARTICLE V
ADDITIONAL AGREEMENTS
5.1	Preparation of Proxy Statement, Registration Statement, Information Document and Listing Particulars; Shareholders' and Stockholders' Meetings	44
5.2	Access to Information; Regulatory Communications	45
5.3	Reasonable Efforts; Notification	46
5.4	Termination and Replacement of Biosearch Stock Option Plan and Biosearch Stock Options	47
5.5	Conveyance Taxes	48
5.6	Indemnification, Exculpation and Insurance	48
5.7	Letters of Accountants	49
5.8	Fees and Expenses	49
5.9	Public Announcements	49
5.10	Resignation of Versicor Directors and Officers	50
5.11	Agreements Relating to Intellectual Property	50

Appendix A – page ii

ARTICLE VI
CONDITIONS PRECEDENT TO CLOSING
6.1	Conditions to Each Party's Obligations to Close	50
6.2	Additional Conditions to Obligations of Versicor	51
6.3	Additional Conditions to Obligations of Biosearch	53
ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER
7.1	Termination	54
7.2	Effect of Termination	55
7.3	Amendment	57
7.4	Extension; Waiver	57
7.5	Procedure for Termination, Amendment, Extension or Waiver	57
ARTICLE VIII
GENERAL PROVISIONS
8.1	Nonsurvival of Representations and Warranties	57
8.2	Notices	57
8.3	Definitions	58
8.4	Interpretation	59
8.5	Counterparts	59
8.6	Entire Agreement; No Third-Party Beneficiaries	59
8.7	Governing Law; Consent to Jurisdiction	59
8.8	Assignment	59

EXHIBITS

EXHIBIT A	2002 Stock Option Plan
EXHIBIT B	Form of Biosearch Shareholder Voting Agreement
EXHIBIT C	Form of Versicor Stockholder Voting Agreement
EXHIBIT D	Form of Stockholders Agreement
EXHIBIT E	Form of Employment Agreement
EXHIBIT F	Form of Independent Contractor Agreement
EXHIBIT G	Form of Offer Letter
EXHIBIT H	Form of Option Consent
EXHIBIT I	Form of Stock Option Agreement
EXHIBIT J	Form of Public Announcement
EXHIBIT K-1	Certificate of Incorporation of Surviving Corporation
EXHIBIT K-2	Bylaws of Surviving Corporation
EXHIBIT L	Bylaws of Italian Subsidiary
EXHIBIT M-1	Articles of Association of Biosearch Manufacturing
EXHIBIT M-2	Bylaws of Biosearch Manufacturing
EXHIBIT N	Form of Patent Acknowledgment
EXHIBIT O	Form of Trademark Acknowledgment
EXHIBIT P-1	Form of Opinion of Versicor's Counsel to Biosearch (Corporate)
EXHIBIT P-2	Form of Opinion of Versicor's U.S. Counsel to Versicor (Tax)
EXHIBIT P-3	Form of Opinion of Versicor's Italian Counsel to Versicor (Tax)
EXHIBIT Q-1	Form of Opinion of Biosearch's Counsel to Versicor (Corporate)
EXHIBIT Q-2	Form of Opinion of Biosearch's Counsel to Biosearch (Tax)

Appendix A – page iii

SCHEDULES

Schedule A	Merger Plan
Schedule B	Biosearch Significant Shareholders
Schedule C	Versicor Significant Stockholders
Schedule D	Surviving Corporation Stockholders
Schedule E	Continuing Senior Employees
Schedule F	Continuing Independent Contractor
Schedule G	Continuing Non-Management Employees
Schedule H	Other Biosearch Optionholders
Schedule 1.6(a)	Directors and Officers of the Surviving Corporation
Schedule 1.6(b)	Institore of Italian Branch; Directors and Officers of Italian Subsidiary
Schedule 1.6(c)	Directors and Officers of Biosearch Manufacturing
Schedule 5.6(b)	Covered Biosearch Directors and Managers

Appendix A – page iv

AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of July 30, 2002, by and between Versicor Inc., a Delaware corporation ("Versicor"), and Biosearch Italia S.p.A., an Italian joint stock company ("Biosearch").

        THE PARTIES TO THIS AGREEMENT enter into this Agreement on the basis of the following facts, intentions and understandings:

        A. The respective Boards of Directors of Versicor and Biosearch have each approved the transactions contemplated by this Agreement, subject to the terms and conditions herein, and have granted to their respective officers or managing directors, as applicable, the relevant powers to execute this Agreement.

          1.    The Board of Directors of Versicor has resolved to: (i) (a) approve the merger plan (progetto di fusione) in the form set forth on Schedule A attached hereto (together with the attachments thereto, including an English-translation approved and accepted by each of Versicor and Biosearch, the "Merger Plan"), and (b) review the financial statements of Versicor dated as of June 30, 2002; (ii) recommend to its stockholders the approval and adoption of this Agreement and the merger of Biosearch with and into Versicor (the "Merger") and the consummation of the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the "DGCL") and the Italian Civil Code, as amended, and any other applicable provision of Italian law ("Italian Law"); (iii) apply within five (5) days following the Shareholder Approvals (as defined in Recital C below), to the Borsa Italiana S.p.A. (the "Borsa Italiana") for the listing on the Nuovo Mercato of the shares of common stock, par value $0.001 per share, of Versicor ("Versicor Common Stock") and to the Commissione Nazionale per le Societa e la Borsa, the Italian securities regulatory commission ("CONSOB"), for the registration of the relevant Listing Particulars (as defined in Section 5.1(a) hereof); (iv) notify the National Association of Securities Dealers ("NASD") on the appropriate form no later than fifteen (15) days prior to the consummation of the Merger of the issuance and listing on the Nasdaq National Market of the shares of Versicor Common Stock to be issued as Merger Consideration (as defined in Section 1.7(b) hereof); and (v) convene the Versicor Stockholders' Meeting (as defined in Section 5.1(d) hereof) as described in Recital C.

          2.    The Board of Directors of Biosearch has resolved to: (i) approve (a) the Merger Plan, and (b) the financial statements of Biosearch dated as of June 30, 2002; (ii) recommend to its shareholders the approval and adoption of this Agreement and the Merger and the consummation of the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and Italian Law; (iii) cooperate with Versicor with respect to Versicor's application to the Borsa Italiana for the listing on the Nuovo Mercato of the shares of Versicor Common Stock and to CONSOB for the registration of the relevant Listing Particulars; (iv) convene the Biosearch Shareholders' Meeting (as defined in Section 5.1(d) hereof) as described in Recital B; and (v) to carry out any actions necessary in order to accomplish the above objectives.

As a consequence of the Merger, each share of ordinary shares, nominal value One Euro (Eur 1) per share, of Biosearch (the "Biosearch Ordinary Shares") (other than Biosearch Ordinary Shares to be cancelled in accordance with Section 1.7(a) hereof and Rescission Shares (as defined in Section 1.11 hereof)) shall be converted in accordance with Section 1.7(b) of this Agreement into that number of shares of Versicor Common Stock representing the Merger Consideration.

        B.    The Merger, the Merger Plan, this Agreement and certain of the transactions contemplated by this Agreement must be approved by the holders of at least two-thirds (66 2/3%) of the Biosearch

Appendix A – page 1

Ordinary Shares present at the Biosearch Shareholders' Meeting, provided that the quorum required for the Biosearch Shareholders' Meeting shall consist of more than one-half (50%) of the outstanding Biosearch Ordinary Shares as of the relevant record date during the first call, more than one-third (33 1/3%) of the outstanding Biosearch Ordinary Shares as of the relevant record date during the second call, and more than one-fifth (20%) of the outstanding Biosearch Ordinary Shares as of the relevant record date during the third call (the "Biosearch Shareholder Approval").

        C.    The Merger, the Merger Plan, this Agreement and certain of the transactions contemplated hereby, including, without limitation, (i) an increase in the number of options available under Versicor's 2001 Stock Option Plan (the "2001 Plan") by options to purchase an additional 5,400,737 shares of Versicor Common Stock, and (ii) the adoption of Versicor's 2002 Stock Option Plan, a copy of which is attached hereto as Exhibit A (the "2002 Plan"), require the approval of holders of a majority of the outstanding shares of Versicor Common Stock, and the issuance of shares of Versicor Common Stock as the Merger Consideration pursuant hereto requires the approval of a majority of the votes cast in person or by proxy at the Versicor Stockholders' Meeting (collectively, such approvals are referred to herein as the "Versicor Stockholder Approval" and, together with the Biosearch Shareholder Approval, the "Shareholder Approvals").

        D.    Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the parties' willingness to enter into this Agreement, (i) Versicor and each of the shareholders of Biosearch listed on Schedule B attached hereto ("Biosearch Significant Shareholders") shall enter into a voting agreement (each, a "Biosearch Shareholder Voting Agreement") in substantially the form attached hereto as Exhibit B, (ii) Biosearch and each of the stockholders of Versicor listed on Schedule C attached hereto ("Versicor Significant Stockholders") shall enter into a voting agreement (each, a "Versicor Stockholder Voting Agreement" and together with the Biosearch Shareholder Agreements, the "Shareholder Voting Agreements") in substantially the form attached hereto as Exhibit C, and (iii) Versicor and each of the current and prospective stockholders of the Surviving Corporation (as defined in Section 1.1 hereof) listed on Schedule D attached hereto ("Surviving Corporation Stockholders") shall enter into a stockholders agreement (the "Stockholders Agreement") in substantially the form attached hereto as Exhibit D, and the effectiveness of the Stockholders Agreement shall be subject to and conditioned upon the consummation of the Merger.

        E.    Concurrently with the execution of this Agreement and as a condition and inducement to the parties' willingness to enter into this Agreement, (i) Versicor and the employees of Biosearch listed on Schedule E attached hereto ("Continuing Senior Employees") shall enter into employment agreements (the "Employment Agreements") in substantially the form attached hereto as Exhibit E, and (ii) Versicor and the independent contractor of Biosearch listed on Schedule F attached hereto ("Continuing Independent Contractor") shall enter into an independent contractor agreement (the "Independent Contractor Agreement") in substantially the form attached hereto as Exhibit F, and the effectiveness of the Employment Agreements and the Independent Contractor Agreement shall be subject to and conditioned upon the consummation of the Merger. In addition, it is contemplated that (i) Versicor and the employees of Biosearch listed on Schedule G ("Continuing Non-Management Employees") will enter into offer letters in substantially the form attached hereto as Exhibit G (the "Offer Letters"), and (ii) Versicor and the holders of Biosearch Stock Options (as defined in Section 2.10 hereof) listed on Schedule H ("Other Biosearch Optionholders") will enter into written consents in substantially the form attached hereto as Exhibit H (the "Other Consents"), and the effectiveness of the Offer Letters and the Other Consents shall be subject to and conditioned upon the consummation of the Merger. At the Effective Time, each Continuing Senior Employee who executes an Employment Agreement submitted by Versicor, each Continuing Independent Contractor who executes an Independent Contractor Agreement and each Continuing Non-Management Employee who executes an Offer Letter submitted by Versicor, will be granted options to purchase that number of shares of Versicor Common Stock as set forth in such (i) employee's Employment Agreement or Offer

Appendix A – page 2

Letter, as applicable, or (ii) independent contractor's Independent Contractor Agreement, as the case may be, which options shall be granted under the 2001 Plan and shall be evidenced by and subject to the terms and conditions of written stock option agreements to be prepared by Versicor in substantially the form attached hereto as Exhibit I.

        F.    As a condition and inducement to each party's willingness to enter into this Agreement, the parties shall cooperate to obtain the listing of the Versicor Common Stock on the Nuovo Mercato, and, in furtherance thereof, the parties shall cooperate to, inter alia, (i) apply to the Borsa Italiana for the listing on the Nuovo Mercato of the shares of Versicor Common Stock and apply to CONSOB for the registration of the relevant Listing Particulars, (ii) notify the NASD prior to the issuance and listing on the Nasdaq National Market of the shares of Versicor Common Stock issued as Merger Consideration, and (iii) carry out any other actions or activity reasonably required pursuant to Italian Law in order to accomplish such listings. The effectiveness of the listing of the shares of Versicor Common Stock on the Nuovo Mercato and the newly issued shares of Versicor Common Stock on the Nasdaq National Market is intended to occur simultaneously.

        G.    For Italian income tax purposes, it is intended that the Merger shall constitute a tax-neutral transaction for Biosearch and for holders of Biosearch Ordinary Shares resident in Italy, except for transfers made pursuant to Sections 1.10 or 1.11 below. As an inducement to the parties' willingness to enter into this Agreement, within seven (7) business days after the date hereof, the parties shall cooperate in the preparation and filing by Biosearch of a request for a tax ruling from the competent Italian tax authorities pursuant to article 11 of Law n. 212 of July 27, 2000, and, as a condition to each party's willingness to consummate the transactions contemplated by this Agreement, Biosearch shall receive a favorable ruling from the competent Italian tax authorities, as to the tax-neutrality of the Merger for Biosearch and for holders of Biosearch Ordinary Shares resident in Italy (the "Favorable Tax Ruling"). It is understood that (i) the parties shall cooperate so as to allow Versicor to establish an Italian Branch, qualifying as a permanent establishment for Italian tax purposes (the "Italian Branch"), prior to the Closing (as defined in Section 1.2 below), (ii) at the Effective Time (as defined in Section 1.3 below), the assets of the Surviving Corporation that were owned by Biosearch immediately prior to the Effective Time shall be attributed to the Italian Branch, and (iii) within one hundred twenty (120) days after the Effective Time, the assets of the Italian Branch (other than cash) shall be contributed to a wholly-owned subsidiary of the Surviving Corporation in the form of an S.r.l. (the "Italian Subsidiary") in exchange for all of the quotas of capital stock of the Italian Subsidiary.

        H.    As a condition and inducement to Biosearch's willingness to enter into this Agreement, the parties agree that, (i) as of the Effective Time, the directors and officers of the Surviving Corporation and Biosearch Manufacturing S.r.l., Matera ("Biosearch Manufacturing") shall be as set forth on Schedules 1.6(a) and 1.6(c) attached hereto, respectively, and (ii) upon the contribution of the assets of the Italian Branch (other than cash) into the Italian Subsidiary, the directors and officers of the Italian Subsidiary shall be as set forth on Schedule 1.6(b) attached hereto.

        I.    Concurrently with the execution and delivery of this Agreement, the parties shall announce the Merger to the public and to the relevant securities authorities in compliance with the applicable securities laws and regulations. The contents of the public announcement shall be in the form attached hereto as Exhibit J.

        J.    Versicor and Biosearch desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the other transactions contemplated by this Agreement and also to prescribe various conditions to the Merger.

Appendix A – page 3

        NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, the parties agree as follows:

ARTICLE I
THE MERGER

        1.1    The Merger.    Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL and Italian Law, Biosearch shall be merged with and into Versicor at the Effective Time (as defined in Section 1.3 hereof). Following the Merger, the separate corporate existence of Biosearch shall cease and Versicor shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all of the rights and obligations as well as the assets and liabilities of Biosearch in accordance with the DGCL and Italian Law.

        1.2    Closing.    The Closing of the Merger shall take place at a date and time to be specified by the parties, which shall be no later than the second business day after satisfaction or waiver of the last of the conditions set forth in Article VI (the "Closing Date"), at the offices of Studio Notarile Marchetti, Via Agnello 18, Milan, Italy, before the Italian notary public, Mr. Piergaetano Marchetti (the "Italian Notary Public"), unless another time, date or place is mutually agreed upon in writing by the parties hereto. For purposes of this Agreement, the "Closing" shall mean the execution and delivery of all relevant legal and contractual documentation required hereunder and under each of the DGCL and Italian Law to properly consummate the Merger, provided that the parties hereby agree that the last legal document to be executed is the merger deed, drafted in the Italian language and signed by the parties before the Italian Notary Public (together with an English-translation thereof approved, accepted and countersigned by the parties, the "Merger Deed").

        1.3    Effective Time.    Subject to the provisions of this Agreement, as soon as practicable on or after the Closing Date, the parties shall file (a) a certificate of merger with the Secretary of State of Delaware in accordance with the relevant provisions of the DGCL (the "Certificate of Merger") and (b) the Merger Deed with the Companies' Register in Milan, Italy. The parties shall make all other filings and recordings required by the DGCL and Italian Law in connection with the Merger. The Merger shall become effective immediately prior to the first trading date on the Nuovo Mercato of the shares of Versicor Common Stock, or at such other time as Versicor and Biosearch shall agree should be specified in the Certificate of Merger, the Merger Deed or other appropriate documents (such date and time, or such later date or time as may be set forth therein, being the "Effective Time"). The parties intend that the Effective Time shall be as soon as practicable after the later to occur of (x) the filing of the Certificate of Merger with the Secretary of State of Delaware and (y) the recording of the Merger Deed or other appropriate documents on the Companies' Register in Milan, Italy. The accounting and fiscal effects of the Merger shall take effect as of the Effective Time.

        1.4    Effects of the Merger.    The Merger shall have the effects set forth in the applicable provisions of the DGCL and Italian Law.

        1.5    Certificate of Incorporation and Bylaws; Name of Surviving Corporation.    At the Effective Time, the Certificate of Incorporation and Bylaws of the Surviving Corporation shall be as set forth in Exhibits K-1 and K-2 attached hereto (which shall also be attached to the Merger Plan), until thereafter changed or amended as provided therein or by applicable law. At the Effective Time, the name of the Surviving Corporation shall remain Versicor; provided, however, that as soon as practicable after the Closing, the Surviving Corporation shall retain a public relations or similar firm to assist the Surviving Corporation in developing a new company name for the Surviving Corporation to be agreed upon by a

Appendix A – page 4

majority of each of the Biosearch Approved Designees (as defined in Section 1.6(a) hereof) and the Versicor Approved Designees (as defined in Section 1.6(a) hereof) within one (1) year of the Closing.

        1.6    Directors and Officers.

          (a)  As of the Effective Time, the Board of Directors, committees of the Board of Directors, composition of such committees (including chairpersons thereof) and certain of the chief officers of the Surviving Corporation shall be as set forth in Schedule 1.6(a) attached hereto until the earlier of the resignation or removal of any individual listed on Schedule 1.6(a) attached hereto or designated in accordance with this Section 1.6(a) or until their respective successors are duly elected and qualified, as the case may be, in the manner provided in the Certificate of Incorporation and Bylaws of the Surviving Corporation, or as otherwise provided by law. The Board of Directors of the Surviving Corporation shall remain classified, with approximately one-third of the members of the Board elected each year, and each Board member's class designation shall be as set forth in Schedule 1.6(a) attached hereto. The Stockholders Agreement shall provide, among other things, that for three (3) years immediately following the Effective Time, each of the Surviving Corporation Stockholders shall vote their shares of Versicor Common Stock in favor of the Biosearch Approved Designees (as defined in the Bylaws of the Surviving Corporation) and the Versicor Approved Designees (as defined in the Bylaws of the Surviving Corporation) to the Board of Directors of the Surviving Corporation.

          (b)  At the Effective Time, the "Institore" (Italian Branch Manager) of the Italian Branch shall be as set forth in Schedule 1.6(b) attached hereto until the earlier of such Italian Branch Manager's resignation or removal or until such Italian Branch Manager's respective successor is duly elected and qualified, as the case may be, in the manner provided in the Certificate of Incorporation and Bylaws of the Surviving Corporation. Upon the contribution of the assets of the Italian Branch (other than cash) into the Italian Subsidiary, the Board of Directors, committees of the Board of Directors, composition of such committees (including chairpersons thereof) and certain of the officers of the Italian Subsidiary shall be as set forth in Schedule 1.6(b) attached hereto until the earlier of the resignation or removal of any individual listed on or designated in accordance with this Section 1.6(b) or until their respective successors are duly elected and qualified, as the case may be, in the manner provided in the Articles of Association and Bylaws of the Italian Subsidiary (which Bylaws shall be substantially in the form attached hereto as Exhibit L) or as otherwise provided by law.

          (c)  At the Effective Time, the Board of Directors, committees of the Board of Directors, composition of such committees (including chairpersons thereof) and certain of the officers of Biosearch Manufacturing shall be as set forth in Schedule 1.6(c) attached to this Agreement until the earlier of the resignation or removal of any individual listed on or designated in accordance with this Section 1.6(c) or until their respective successors are duly elected and qualified, as the case may be, in the manner provided in the Bylaws of the Surviving Corporation and the Articles of Association and Bylaws of Biosearch Manufacturing (which Articles of Association and Bylaws shall be in substantially the form attached hereto as Exhibits M-1 and M-2), or as otherwise provided by law.

        1.7    Effect on Capital Stock.    At the Effective Time, by virtue of the Merger and without any action on the part of Versicor, the following shall occur:

          (a)  Cancellation of Biosearch Treasury Stock; Cancellation of Biosearch-Owned Shares of Versicor Common Stock. Each share of Biosearch Ordinary Shares that is owned by Biosearch immediately prior to the Effective Time shall automatically be cancelled without any conversion thereof and no consideration shall be delivered with respect thereto. Each share of Versicor Common Stock that is owned by Biosearch immediately prior to the Effective Time shall

Appendix A – page 5

  automatically be cancelled at the Effective Time. Biosearch shall take or cause to be taken all actions necessary in order to accomplish such cancellations.

          (b)  Conversion of Biosearch Ordinary Shares.

            (i)    Each share of Biosearch Ordinary Shares issued and outstanding as of the Effective Time (other than shares to be cancelled in accordance with Section 1.7(a) hereof and Rescission Shares), shall be converted, subject to Section 1.10 of this Agreement, into 1.77 (the "Exchange Ratio") shares of Versicor Common Stock (the "Merger Consideration"). Biosearch shall cause PricewaterhouseCoopers S.p.A., the independent auditing firm of Biosearch, to issue a report confirming the fairness of the Exchange Ratio in accordance with the applicable provisions of Italian Law.

            (ii)  As of the Effective Time, all such Biosearch Ordinary Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and each book-entry position with depositary intermediaries participating to Monte Titoli S.p.A. ("Monte Titoli") previously representing any such shares shall thereafter represent the shares of Versicor Common Stock into which such Biosearch Ordinary Shares were converted in the Merger in accordance with this Section 1.7. The holders of such book-entry positions with depositary intermediaries participating to Monte Titoli previously evidencing such Biosearch Ordinary Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to Biosearch and such Biosearch Ordinary Shares as of the Effective Time except as otherwise provided in Section 1.13 of this Agreement or by law. Such book-entry positions previously representing Biosearch Ordinary Shares shall be exchanged for book-entry positions representing whole shares of Versicor Common Stock issued as Merger Consideration, without interest. As of the Effective Time, each share of Versicor Common Stock issued as Merger Consideration shall be entitled to the same rights, preferences and privileges as other shares of Versicor Common Stock, including dividend rights. No fractional shares of Versicor Common Stock shall be issued, but in lieu thereof, the provisions of Section 1.10 shall apply.

          (c)  Biosearch Stock Options. Each and every Biosearch Stock Option outstanding under the Biosearch Stock Option Plan (as defined in Section 2.2 hereof) immediately prior to the Effective Time shall, pursuant to Section 5.4 hereof, be (1) replaced by an option to acquire shares of Versicor Common Stock under the 2001 Plan or the 2002 Plan pursuant to Section 5.4(a) hereof, in which case the corresponding Biosearch Stock Option(s) shall terminate at the Effective Time, or (2) assumed by Versicor and adjusted pursuant to Section 5.4(b) hereof.

          (d)  No Effect on Versicor Common Stock. At and after the Effective Time, each share of Versicor Common Stock issued and outstanding immediately prior to the Effective Time (except for any shares of Versicor Common Stock owned by Biosearch, which shall be cancelled pursuant to Section 1.7(a) above) shall remain an issued and outstanding share of Versicor Common Stock and shall not be affected by the Merger.

        1.8    Exchange of Shares.

          (a)  Exchange of Shares. Within ten (10) days following the Shareholder Approvals, Versicor and Biosearch shall select and enter into an agreement (in form and substance reasonably satisfactory to both parties) with a financial intermediary which participates to Monte Titoli or bank designated by the parties to act as exchange agent (the "Exchange Agent"). As soon as reasonably practicable after the Closing, Versicor shall deposit with the Exchange Agent, in escrow for the benefit of the holders of shares of Biosearch Ordinary Shares converted in the Merger, certificates representing the shares of Versicor Common Stock issuable pursuant to Section 1.7(b) hereof in exchange for Biosearch Ordinary Shares (collectively, the "Exchange Fund"). Except as contemplated by this Section 1.8, the Exchange Fund shall not be used for any other purpose.

Appendix A – page 6

          (b)  Exchange Procedure. The exchange procedure shall be carried out through the centralized depositary system managed by Monte Titoli and in accordance with the applicable provisions of Italian Law (including, but not limited to, Legislative Decree 213/1998) and standard operating procedures adopted by Monte Titoli. Biosearch and Versicor shall take all actions necessary or useful in order to accomplish the exchange. Biosearch acknowledges that Biosearch shall be responsible for delivering to Monte Titoli the relevant instructions regarding the Exchange Ratio and the Effective Time and any other information that Monte Titoli may require in connection with the exchange procedure. Such instructions shall be given by Biosearch prior to or on the Closing Date.

        1.9    [Intentionally Omitted].

        1.10    No Fractional Shares.

          (a)  No fractional shares of Versicor Common Stock shall be issued upon the conversion or exchange of Biosearch Ordinary Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Versicor.

          (b)  Each holder of Biosearch Ordinary Shares issued and outstanding at the Effective Time who would otherwise be entitled to receive a fractional share of Versicor Common Stock upon the cancellation of Biosearch Ordinary Shares for exchange pursuant to Article I (after taking into account all Biosearch Ordinary Shares then held by such holder) shall be entitled to purchase and/or sell, at the official prices recorded on the Nuovo Mercato on the day when the sale or purchase, as the case may be, is carried out, a minimum number of Biosearch Ordinary Shares for the purpose of achieving a whole number of Versicor Common Stock, without additional expenses, stamp duties and commissions payable by Biosearch or Versicor. For purposes of this Section 1.10, an authorized intermediary will be appointed by the parties.

        1.11    Rescission Shares.    Notwithstanding Section 1.7 hereof or any other provision of this Agreement, if the Merger is consummated pursuant to the terms and conditions of this Agreement and the DGCL and Italian Law, Biosearch Ordinary Shares outstanding immediately prior to the Effective Time and held by a holder who has exercised and perfected his or her rescission rights in accordance with Italian Law and who does not subsequently withdraw such exercise or abandon such right (the "Rescission Shares"), shall not be converted into or exchanged for the Merger Consideration, but, effective as of the Effective Time or at any other time determined by Biosearch and Versicor in accordance with applicable laws, the holders of Rescission Shares shall be entitled to receive cash per share of Biosearch Ordinary Shares equal to the Average Closing Price (as defined below). For purposes of this Section 1.11, "Average Closing Price" means the average closing price for a share of Biosearch Ordinary Shares on the Nuovo Mercato during the six (6) months prior to the date of the Biosearch Shareholder Approval. Biosearch shall give Versicor and its counsel prompt notice of any demands for rescission rights received by Biosearch or its counsel from the holders of Biosearch Ordinary Shares or their nominee, and shall not voluntarily make any payment with respect to Rescission Shares or settle or offer to settle any such demands without Versicor's prior written consent. Upon payment of the amounts due in respect of the Rescission Shares pursuant to this Section 1.11, the Rescission Shares and book-entry positions representing Rescission Shares shall automatically be cancelled and any holder thereof shall cease to have any rights with respect thereto, including as a stockholder of the Surviving Corporation or Versicor or as shareholder of Biosearch, and Biosearch shall give written instructions to Monte Titoli to this effect. Biosearch agrees and acknowledges that Versicor shall have no liability with respect to Rescission Shares unless and until the consummation of the Merger. In the event that the Merger is not consummated for any reason, Biosearch agrees to indemnify and hold Versicor harmless from and against any and all claims, liabilities or obligations with respect to claims for payment in respect of Rescission Shares. Stockholders of Versicor are not entitled to appraisal or dissenters' rights under the DGCL.

Appendix A – page 7

        1.12    Return of the Exchange Fund.    Any portion of the Exchange Fund that remains undistributed to the former shareholders of Biosearch for six (6) months after the Effective Time shall be delivered to the Surviving Corporation, upon demand by the Surviving Corporation, and any such former shareholders of Biosearch who have not theretofore complied with this Article I shall thereafter seek recourse only from the Surviving Corporation for payment of their claim for Versicor Common Stock. None of Versicor, Biosearch, the Surviving Corporation or the Exchange Agent shall be liable to any former holder of Biosearch Ordinary Shares for any shares of Versicor Common Stock or cash otherwise deliverable or payable to any holder of Biosearch Ordinary Shares to a public official pursuant to any applicable abandoned property, escheat or similar laws.

        1.13    No Further Ownership Rights in Biosearch Ordinary Shares.    All shares of Versicor Common Stock issued in accordance with the terms of this Article I (including any cash paid pursuant to Section 1.11 hereof) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to Biosearch Ordinary Shares. At the Effective Time, the stock transfer books of Biosearch shall be closed, and there shall be no further registrations of transfers of Biosearch Ordinary Shares thereafter on the records of Biosearch.

        1.14    Associated Rights.    References in this Agreement to Versicor Common Stock shall include, unless the context requires otherwise, the associated Preferred Stock Purchase Rights issued pursuant to that certain Stockholder Rights Agreement dated as of June 28, 2001 (as amended, the "Rights Plan"), by and between Versicor and American Stock Transfer & Trust Company, as Rights Agent.

        1.15    Further Assurances.    If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights (including, without limitation, the right to collect damages for past infringement of Intellectual Property (as defined below)), privileges, powers, franchises, properties or assets of either of Versicor or Biosearch or (b) otherwise to carry out the purposes of this Agreement, then the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name of and on behalf of either Versicor or Biosearch, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either Versicor or Biosearch, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation's right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of Versicor or Biosearch, as appropriate, and otherwise to carry out the purposes of this Agreement.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF BIOSEARCH

        Except as set forth on the Disclosure Schedule (provided that an item on such Disclosure Schedule shall be deemed to qualify only the particular section or sections of this Article II specified for such item, unless it is reasonably apparent that the disclosure or statement in one section of the Disclosure Schedule should apply to one or more sections thereof) delivered by Biosearch to Versicor prior to the execution of this Agreement (the "Biosearch Disclosure Schedule"), Biosearch represents and warrants to Versicor as follows:

        2.1    Organization, Standing and Corporate Power.    Biosearch and each of its subsidiaries is a joint stock company or limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority (or, in the case of limited liability company subsidiaries, limited liability company power and authority) to own, lease and operate its properties and to carry on its business as now being conducted. Biosearch and each of its subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its

Appendix A – page 8

properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a "material adverse effect" (as defined in Section 8.3 hereof) on Biosearch. The corporate records and minute books of Biosearch and its subsidiaries have been maintained in accordance with all applicable requirements and are true, correct and complete in all material respects. Biosearch has delivered to Versicor true, correct and complete copies of its Articles of Association and Bylaws and the organizational documents of its subsidiaries, in each case as amended to the date hereof.

        2.2    Capital Structure; Subsidiaries.

          (a)  As of the date hereof, the authorized capital stock of Biosearch consists of 12,410,500.00 shares of Biosearch Ordinary Shares, of which 12,160,500.00 shares are issued, subscribed, paid-in and outstanding and are represented by a book-entry position with depositary intermediaries participating to Monte Titoli. The rights, preferences and privileges of Biosearch Ordinary Shares are as stated in Biosearch's Articles of Association and in the applicable Italian Laws. On June 27, 2001, the extraordinary shareholders meeting of Biosearch granted (pursuant to art. 2443 of the Italian Civil Code) to Biosearch's Board of Directors the power to reserve 250,000 Biosearch Ordinary Shares for issuance pursuant to the Biosearch Stock Option Plan (as defined in Section 2.10 hereof). On February 6, 2002, Biosearch's Board of Directors increased the share capital from Euro 12,160,500.00 to Euro 12,410,500.00 and issued all of the Biosearch Stock Options (as defined in Section 2.10 hereof) to its directors, managers, employees, independent contractors and collaborators and, as of the date hereof, all of such options are outstanding. As of the date hereof, none of the Biosearch Stock Options are vested or have been exercised and, therefore, the subscribed and paid-in capital equals Euro 12,160,500.00. All issued and outstanding shares of Biosearch Ordinary Shares are, and all shares which may be issued upon the exercise of Biosearch Stock Options will be, duly authorized, validly issued, fully paid and nonassessable, and no issued or outstanding shares of Biosearch Ordinary Shares are subject to or were issued in violation of any preemptive rights, or were issued in violation of applicable securities laws. As of the date of this Agreement, except as set forth above, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Biosearch or any of its subsidiaries is a party or by which any of them is bound obligating Biosearch or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other securities (whether voting or otherwise) of Biosearch or of any of its subsidiaries or to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. Except as set forth in Schedule 2.2(a) of the Biosearch Disclosure Schedule, there are no outstanding contractual obligations of Biosearch or any of its subsidiaries (1) restricting the transfer of, (2) affecting the voting rights of (including, without limitation, voting trusts, voting agreements or irrevocable proxies), (3) requiring the repurchase, redemption or disposition of, (4) requiring the registration for sale of, or (5) granting any preemptive or antidilutive right with respect to, any shares of Biosearch Ordinary Shares or any Biosearch Stock Options. Biosearch has delivered or made available to Versicor and its counsel copies of all documents listed on Schedule 2.2(a) of the Biosearch Disclosure Schedule in response to the previous sentence. The execution and delivery of this Agreement and the agreements contemplated hereby to which Biosearch is a party do not, and the consummation of the transactions contemplated hereby and thereby and the compliance with the provisions hereof and thereof will not, give rise to any preemptive or antidilutive right of any person with respect to any shares of Biosearch Ordinary Shares or any Biosearch Stock Options. Except as set forth in Schedule 2.2(a) of the Biosearch Disclosure Schedule, from the close of business on December 31, 2001 to and including the Effective Time, no Biosearch Ordinary Shares or other capital stock or other securities (whether voting or otherwise) of Biosearch have been or will be issued or have been or will be transferred from Biosearch's treasury.

Appendix A – page 9

          (b)  Schedule 2.2(b) of the Biosearch Disclosure Schedule contains a list of each subsidiary of Biosearch, its jurisdiction of incorporation or organization, and its authorized, issued and outstanding capital stock. All the issued and outstanding shares of capital stock or other securities (whether voting or otherwise) of each subsidiary of Biosearch have been validly issued and are fully paid and nonassessable and are owned as set forth on Schedule 2.2(b) of the Biosearch Disclosure Schedule, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens"). Except for the capital stock of its subsidiaries, 200,000 shares of Versicor Common Stock acquired by Biosearch pursuant to that certain Stock Purchase Agreement dated February 12, 1998, by and between Versicor and Biosearch, and as set forth in Schedule 2.2(b) of the Biosearch Disclosure Schedule, Biosearch does not own, directly or indirectly, any capital stock or other securities (whether voting or otherwise) or other ownership interest in any corporation, joint stock company, partnership, limited partnership, limited liability company, joint venture or other entity. Except as set forth on Schedule 2.2(b) of the Biosearch Disclosure Schedule, each subsidiary of Biosearch is wholly-owned by Biosearch and no other person owns any rights to purchase capital stock or other securities (whether voting or otherwise) in any Biosearch subsidiary.

        2.3    Authority.    Biosearch has the requisite corporate power and authority to enter into this Agreement and, subject to Biosearch Shareholder Approval, to consummate the transactions contemplated hereby. The Board of Directors of Biosearch at a meeting duly called and held: (a) determined that the Merger and the Merger Plan are advisable and fair and in the best interests of Biosearch and its shareholders; (b) approved (i) the Merger Plan and (ii) the financial statements of Biosearch dated as of June 30, 2002; (c) resolved upon the adoption of this Agreement and recommended approval of the Merger and the consummation of the transactions contemplated by this Agreement upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and Italian Law by the holders of Biosearch Ordinary Shares; (d) called the Biosearch Shareholders Meeting and (e) directed that the Merger, the Merger Plan, this Agreement and the transactions contemplated by this Agreement be submitted for consideration by the holders of the Biosearch Ordinary Shares. The execution and delivery of this Agreement and the consummation by Biosearch of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Biosearch, subject only to the Biosearch Shareholder Approval. This Agreement has been duly executed and delivered by Biosearch and constitutes a valid and binding obligation of Biosearch, enforceable against Biosearch in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity. Biosearch has made available for review by Versicor and its counsel true, correct and complete copies of the minutes and resolutions of the Board of Directors, the Board of Statutory Auditors, and committees of Biosearch and its subsidiaries listed on Schedule 2.3 to the Biosearch Disclosure Schedule.

        2.4    Consents and Approvals; No Violations.    Except as set forth on Schedule 2.4 of the Biosearch Disclosure Schedule, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or Biosearch Material Contract (as defined in Section 2.15 hereof), or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Biosearch or any of its subsidiaries under: (a) the Articles of Association and Bylaws of Biosearch or the comparable organizational documents of any of its subsidiaries; (b) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Biosearch or any of its subsidiaries or their respective properties or assets; (c) any license, permit or other instrument, contract or agreement granted by, or entered into with, a Regulatory Agency (as defined in Section 2.12 below); (d) any grant or subsidized loan received by

Appendix A – page 10

Biosearch or any of its subsidiaries from any Italian, European Union ("EU") or other Governmental Entity, including, without limitation, the Italian Ministry of Scientific Research and Technology (Ministero dell'Universita e della Ricerca Scientifica e Tecnologica or "MURST") (collectively, the "Grants and Subsidies"); or (e) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Biosearch or any of its subsidiaries or their respective properties or assets, other than, in the case of foregoing clauses (b), (c), (d) or (e), any such conflicts, violations, defaults, rights or Liens that individually or in the aggregate would not (x) individually or in the aggregate have a material adverse effect on Biosearch, (y) impair in any material respect the ability of Biosearch to perform its obligations under this Agreement, or (z) prevent or materially delay the consummation of any of the transactions contemplated by this Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with, any Italian, United States, EU or other foreign court, administrative or regulatory agency or commission or other governmental authority or agency, (a "Governmental Entity"), is required by Biosearch or any of its subsidiaries in connection with the execution and delivery of this Agreement by Biosearch or the consummation by Biosearch of the transactions contemplated by this Agreement, except for (i) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required of or with the United States Federal Trade Commission and/or the United States Antitrust Division of the Department of Justice (the "Specified Agencies") under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), (ii) the filing with CONSOB of this Agreement, the Shareholder Voting Agreements, the Stockholders Agreement, the Information Document (as defined in Section 5.1(a) hereof), the minutes from the Biosearch Shareholders' Meeting (as defined in Section 5.1(d) hereof) and certain other documents as required under Italian Law relating to the Merger, (iii) the filing with the United States Securities and Exchange Commission (the "SEC") of such reports under the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act"), as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iv) the filing with the Borsa Italiana of the Information Document and certain other documents relating to the Merger, (v) the filing, publication and recordation of the Merger Deed or other appropriate documents and notices with the Companies' Register at the Italian Chamber of Commerce in Milan, Italy, (vi) the filing of the Certificate of Merger with the Secretary of State of Delaware in accordance with the relevant provisions of the DGCL, (vii) such filings and consents as may be required under any environmental, health or safety law or regulation (including any rules and regulations of the United States Food and Drug Administration (the "FDA")) pertaining to any notification, disclosure or required approval triggered by the Merger or by the transactions contemplated hereby, each of which is set forth in Schedule 2.4 of the Biosearch Disclosure Schedule, and (viii) such other consents, approvals, orders, authorizations, registrations, declarations and filings required by applicable laws, the failure of which to be obtained or made would not, individually or in the aggregate, (x) have a material adverse effect on Biosearch, (y) impair in any material respect the ability of Biosearch to perform its obligations under this Agreement, or (z) prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

        2.5    Publicly Filed Documents; Financial Statements.

          (a)  Except as set forth in Schedule 2.5 of the Biosearch Disclosure Schedule, since July 31, 2000, Biosearch has timely filed and published with the CONSOB and the Borsa Italiana all required reports and forms and other documents (the "CONSOB Documents"). As of their respective dates, the CONSOB Documents complied in all material respects with the requirements of Italian Law and the rules and regulations of the Borsa Italiana and the CONSOB promulgated thereunder and applicable to such CONSOB Documents, and none of the CONSOB Documents contained any untrue, incorrect or incomplete statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in

Appendix A – page 11

  light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any CONSOB Document has been revised or superseded by a later-filed CONSOB Document filed and publicly available prior to the date of this Agreement, none of the CONSOB Documents contains any untrue, incorrect and incomplete statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (b)  The audited financial statements of Biosearch included in the CONSOB Documents (together with the notes thereto, the "Biosearch Audited Financial Statements") and the unaudited financial statements of Biosearch included in the CONSOB Documents (the "Biosearch Unaudited Financial Statements"): (i) have been duly approved by the holders of the Biosearch Ordinary Shares at the appropriate meeting of such holders; (ii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the CONSOB and the Borsa Italiana with respect thereto; (iii) have been prepared in accordance with Italian accounting principles as prescribed by Italian Law ("Italian GAAP") applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto); (iv) fairly present the financial position of Biosearch as and at the respective dates thereof and the results of its operations and its cash flows for the periods then ended (subject, in the case of unaudited statements, to any other adjustments described therein and normal year-end audit adjustments and to any other adjustments described therein); and (v) in the case of the Biosearch Audited Financial Statements, have been duly audited by PricewaterhouseCoopers S.p.A. in accordance with Italian Law. The unconsolidated financial statements of each subsidiary of Biosearch for the fiscal years ended December 31, 2000 and December 31, 2001 (together with the Biosearch Audited Financial Statements and the Biosearch Unaudited Financial Statements, the "Biosearch Financial Statements") have been duly approved by Biosearch at the appropriate meeting and prepared in accordance with Italian GAAP applied on a consistent basis during the periods involved, and fairly present the financial position of such subsidiaries as at the respective dates thereof and the results of their operations and cash flows for the periods then ended. Except as required or permitted by Italian GAAP, Biosearch has not, since July 31, 2000, made any change in the accounting practices or policies applied in the preparation of the Biosearch Financial Statements. The books and records of Biosearch and its subsidiaries have been, and are being, maintained in all material respects in accordance with Italian GAAP and other applicable legal and accounting requirements. Except as set forth on the Biosearch Financial Statements and for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of the most recent Biosearch Financial Statements, neither Biosearch nor any of its subsidiaries has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by Italian GAAP to be recognized or disclosed on the Biosearch Financial Statements.

          (c)  Neither Biosearch nor any of its subsidiaries is or has ever been subject to any filing or other reporting requirements under the Securities Act or the Exchange Act, or the rules and regulations of the SEC promulgated thereunder. During all periods covered by the Biosearch Financial Statements, (i) to Biosearch's knowledge, a majority of the outstanding voting securities of Biosearch were not held by residents of the United States, (ii) a majority of the executive officers and directors of Biosearch were not citizens of the United States, (iii) a majority of the assets of Biosearch were located outside United States, and (iv) a majority of Biosearch's business was administered outside of the United States.

        2.6    Disclosure.    None of the information supplied by Biosearch specifically for inclusion or incorporation by reference in (a) the Registration Statement (as defined in Section 5.1 hereof) will, at the time the Registration Statement is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act of 1933, as amended, and the rules and

Appendix A – page 12

regulations promulgated thereunder (collectively, the "Securities Act"), contain any untrue, incorrect or incomplete statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, (b) the Proxy Statement (as defined in Section 5.1 hereof) will, at the date the Proxy Statement is first mailed to Versicor's stockholders or at the time of the Versicor Stockholders' Meeting (as defined in Section 5.1(d) hereof), contain any untrue, incorrect or incomplete statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (c) the Information Document (as defined in Section 5.1 hereof) and the Listing Particulars (as defined in Section 5.1 hereof) will, at the date they are first filed with the Borsa Italiana and the CONSOB, respectively, or made available at Biosearch's registered office in Milan, Italy or at the time of the Biosearch Shareholders' Meeting (as defined in Section 5.1(d) hereof), contain any untrue, incorrect or incomplete statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If, at any time prior to the Effective Time, any event with respect to Biosearch, its officers or directors shall occur which is required to be described in the Proxy Statement, the Registration Statement, the Information Document or the Listing Particulars, such event shall be so described, and an appropriate amendment or supplement shall be promptly filed with the SEC, the CONSOB or the Borsa Italiana, as appropriate, and, as required by law, disseminated to the stockholders or shareholders of Versicor and/or Biosearch, as appropriate; provided, however, that, subject to the requirements of Italian securities laws, in no event shall Biosearch make any disclosure without the prior written consent of Versicor if doing so would violate or cause a violation of United States securities laws. The Information Document will comply as to form in all material respects with the rules and regulations of the CONSOB and the Borsa Italiana, except that no representation or warranty is made by Biosearch with respect to statements made or incorporated by reference in the Information Document based on information supplied by Versicor specifically for inclusion or incorporation by reference therein.

        2.7    Absence of Certain Changes or Events.    Except as disclosed in Schedule 2.7 of the Biosearch Disclosure Schedule, since March 31, 2002, each of Biosearch and its subsidiaries have conducted their business only in the ordinary course consistent with prior practice and (a) Biosearch and its subsidiaries have not incurred any liability or obligation (indirect, direct or contingent), or entered into any oral or written agreement or other transaction, that is not in the ordinary course of business or that would, individually or in the aggregate, result in a material adverse effect on Biosearch, except for any such changes or effects resulting from this Agreement, the transactions contemplated hereby or the announcement thereof, (b) Biosearch and its subsidiaries have not sustained any damage, destruction or loss, whether or not covered by insurance, that has or could have a material adverse effect on Biosearch, (c) there has been no action taken by Biosearch or any of its subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a material breach of Section 4.1 hereof, and (d) there has been no event, circumstance or development that, to Biosearch's knowledge, would have a material adverse effect on Biosearch.

        2.8    Taxes.

          (a)  Unless otherwise set forth on Schedule 2.8 of the Biosearch Disclosure Schedule, each of Biosearch and its subsidiaries has timely filed all Italian, local or foreign tax returns and reports required to be filed by it through the date hereof and shall timely file all such returns and reports required to be filed on or before the Effective Time, and all such returns and reports are and will be true, correct and complete in all material respects. Biosearch and each of its subsidiaries has timely paid and discharged all material taxes due from them, including, without limitation, all direct taxes, IRAP and value added taxes, other than such taxes as are being contested in good faith by appropriate proceedings and are adequately reserved for on the most recent Biosearch

Appendix A – page 13

  Financial Statements filed prior to the date of this Agreement and publicly available. The most recent Biosearch Financial Statements filed prior to the date of this Agreement and publicly available properly reflect in accordance with Italian GAAP all material taxes payable by Biosearch and its subsidiaries for all taxable periods and portions thereof through the date of such Biosearch Financial Statements.

          (b)  No claim or deficiency for any taxes has been proposed, threatened in writing or assessed by any Italian, United States or other foreign taxing authority or agency (including, without limitation, the United States Internal Revenue Service (the "IRS") against Biosearch or any of its subsidiaries which would reasonably be expected to have a material adverse effect upon Biosearch. No requests for refunds or waivers of the time to assess any taxes have been granted or are pending.

          (c)  Each of Biosearch and its subsidiaries has withheld and paid over to the proper governmental authorities all material taxes required to have been withheld and paid over and complied with all material information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid to any employee, independent contractor, creditor or other third party.

          (d)  Copies of (i) any tax examinations, (ii) extensions of statutory limitations for the collection or assessment of taxes, and (iii) the tax returns of each of Biosearch and its subsidiaries in each applicable jurisdiction for the last five (5) fiscal years have been made available to Versicor.

          (e)  There are (and as immediately following the Effective Time there will be) no material Liens on the assets of Biosearch or any of its subsidiaries relating to or attributable to taxes, except for Liens for taxes not yet due.

          (f)    To Biosearch's knowledge, there is no basis for the assertion of any claim relating to or attributable to taxes that, if adversely determined, would result in any Lien on the assets of Biosearch or any of its subsidiaries or otherwise have a material adverse effect on Biosearch.

          (g)  None of Biosearch or any of its subsidiaries is, or has been at any time, a party to a tax sharing, tax indemnity or tax allocation agreement, and neither Biosearch nor any of its subsidiaries has assumed the tax liability of any other person under contract.

          (h)  Biosearch's or each subsidiary's tax basis in its assets for purposes of determining its future amortization, depreciation and other Italian or other income tax deductions is accurately reflected on Biosearch's or the relevant subsidiary's tax books and records, as the case may be, except for any variations that are immaterial in amount and significance.

          (i)    As used in this Agreement, "taxes" shall include all Italian income, property, sales, excise and other taxes (including IRAP), of any nature whatsoever (whether payable directly or by withholding), together with any interest and penalties, additions to tax or additional amounts imposed with respect thereto. Notwithstanding the definition of "subsidiary" set forth in Section 8.3 hereof, for the purposes of this Section 2.8, references to Biosearch and each of its subsidiaries shall include former subsidiaries of Biosearch for the periods during which any such corporations or other entities were included in the consolidated balance sheet of Biosearch.

        2.9    Actions and Proceedings.    Except as set forth in Schedule 2.9 of the Biosearch Disclosure Schedule, there is no suit, action, investigation, audit or proceeding in any Italian, United States, EU or other foreign jurisdiction, including, without limitation, any product liability claim, pending or, to the knowledge of Biosearch, threatened in writing against Biosearch or any of its subsidiaries or any of their respective management that, individually or in the aggregate, could reasonably be expected to (a) have a material adverse effect on Biosearch, (b) impair in any material respect the ability of

Appendix A – page 14

Biosearch to perform its obligations under this Agreement or (c) prevent or delay the consummation of any of the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Biosearch or any of its subsidiaries having, or which is reasonably likely to have, any effect referred to in the foregoing clauses (a), (b) or (c).

        2.10    Certain Agreements.    Except as set forth on Schedule 2.10 of the Biosearch Disclosure Schedule, there are no stock option, stock appreciation rights, restricted stock, stock purchase or other equity-based plan or agreement that Biosearch maintains or to which Biosearch is a party (collectively, the "Biosearch Plans"). Biosearch is not a party to any oral Biosearch Plans. A true, correct and complete copy of each Biosearch Plan, including, without limitation, the stock option regulation dated July 27, 2001 and the minutes of the Board of Directors of Biosearch dated April 10, 2001 and February 6, 2002 (the "Biosearch Stock Option Plan"), has been made available to Versicor and its counsel. Schedule 2.10 of the Biosearch Disclosure Schedule sets forth a true, correct and complete list of all holders of options to purchase Biosearch Ordinary Shares ("Biosearch Stock Options") or other Biosearch equity-based awards, grant dates, number of shares subject to awards, vesting and exercisability schedule and exercise price. As of the date of this Agreement, Biosearch is not a party to any oral or written agreement or plan, including any Biosearch Plan, any of the benefits of which will be increased, or the vesting or exercisability of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement either alone or upon the occurrence of any additional or further acts or events or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement either alone or upon the occurrence of any additional or further acts or events. No holder of any Biosearch Stock Options, or shares of Biosearch Ordinary Shares granted in connection with the performance of services for Biosearch, is or will be entitled to receive cash from Biosearch in lieu of or in exchange for such option or shares as a result of the transactions contemplated by this Agreement either alone or upon the occurrence of any additional or further acts or events (other than in lieu of fractional shares). Biosearch is not a party or subject to any termination benefits agreement (or arrangement) or severance agreement (or arrangement) or employment agreement (or arrangement) which would be triggered by the consummation of the transactions contemplated by this Agreement, except as set forth in Schedule 2.10 of the Biosearch Disclosure Schedule.

        2.11    Employee Benefits; Social Security.

          (a)  Schedule 2.11(a) of the Biosearch Disclosure Schedule summarizes the material terms of, including, without limitation, any payment obligations under, all Biosearch Plans, employee benefit plans and all other collective bargaining agreements or bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plans, arrangements or understandings (collectively, "Biosearch Benefit Plans") currently maintained, or contributed to, or required to be maintained or contributed to, by Biosearch or any of its subsidiaries, or with respect to which Biosearch or any of its subsidiaries has any material liability, including, without limitation, all employment, termination, change in control, severance or other contracts for the benefit of any current or former employees, officers or directors of Biosearch that require any material future performance by Biosearch. Schedule 2.11(a) of the Biosearch Disclosure Schedule contains a true, correct and complete list of all Biosearch Benefit Plans. Biosearch has delivered to, or made available for review by, Versicor, true, complete and correct copies of all Biosearch Benefit Plans, the most recent plan summary distributed to employees with respect to each such plan for which a summary was prepared, and any and all trust agreements and group annuity contracts regarding any such plan. The Biosearch Benefit Plans have been administered in accordance with their terms except for failures that would not have a material adverse effect. Biosearch and all such Biosearch Benefit Plans are in compliance with applicable

Appendix A – page 15

  provisions of Italian Law except for failures that would not have a material adverse effect on Biosearch or the occurrence of the transactions contemplated by this Agreement in accordance with the terms of this Agreement. Except as disclosed in Schedule 2.11(a) of the Biosearch Disclosure Schedule, Biosearch has no material unfounded liabilities pursuant to any Biosearch Benefit Plan, including, without limitation, any nonqualified deferred compensation plan or an excess benefit plan. Except as set forth in Schedule 2.11(a) of the Biosearch Disclosure Schedule, the consummation of the transactions contemplated by this Agreement, either alone or upon the occurrence of any additional or further act or event, will not result in an increase in any payment or an increase in the amount of compensation or benefits or accelerate the vesting, exercisability or timing of any benefits payable to or in respect of any employee or former employee, director, consultant or other independent contractor of Biosearch or the beneficiary or dependent of any such person or entity. The most recent Biosearch Financial Statements filed prior to the date of this Agreement and publicly available properly reflect in accordance with Italian GAAP all Biosearch Benefit Plan obligations accrued or payable (contingent or otherwise) by Biosearch and its subsidiaries for all taxable periods and portions thereof through the date of such Biosearch Financial Statements.

          (b)  Unless otherwise set forth on Schedule 2.11(b) of the Biosearch Disclosure Schedule, each of Biosearch and its subsidiaries has timely filed, within the times and in the manner prescribed by Italian Law, all social security returns and social security reports required to be filed by it through the date hereof and shall timely file all such returns and reports required to be filed on or before the Effective Time, and all such returns and reports are and will be true, correct and complete in all material respects. Biosearch and each of its subsidiaries has timely paid and discharged (or Biosearch has timely paid and discharged on such subsidiary's behalf) all social security contributions due from them, other than such social security contributions as are being contested in good faith by appropriate proceedings and are adequately reserved for on the most recent Biosearch Financial Statements filed prior to the date of this Agreement and publicly available. The most recent Biosearch Financial Statements filed prior to the date of this Agreement and publicly available properly reflect in accordance with Italian GAAP all social security contributions payable by Biosearch and its subsidiaries for all taxable periods and portions thereof through the date of such Biosearch Financial Statements.

          (c)  No claim or deficiency for any social security contributions has been proposed, threatened in writing, asserted or assessed by any Italian social security authority or agency against Biosearch or any of its subsidiaries which would reasonably be expected to have a material adverse effect upon Biosearch. No requests for refunds or waivers of the time to assess any social security contributions are pending.

          (d)  Each of Biosearch and its subsidiaries has withheld and paid over to the proper governmental authorities all social security contributions required to have been withheld and paid over and complied with all material information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid to any employee.

          (e)  Copies of (i) any social security examinations, (ii) extensions of statutory limitations for the collection or assessment of social security contributions, and (iii) the social security returns of each of Biosearch and its subsidiaries in each applicable jurisdiction for the last five fiscal years have been made available to Versicor.

          (f)    There are (and as immediately following the Effective Time there will be) no material Liens on the assets of Biosearch or any of its subsidiaries relating to or attributable to social security contributions, except for Liens for social security contributions not yet due.

Appendix A – page 16

          (g)  To Biosearch's knowledge, there is no basis for the assertion of any claim relating to or attributable to social security contributions that, if adversely determined, would result in any Lien on the assets of Biosearch or any of its subsidiaries or otherwise have a material adverse effect on Biosearch.

          (h)  As used in this Agreement, "social security contributions" shall include all social security contributions, of any nature whatsoever (whether payable directly or by withholding), together with any interest and penalties, additions to social security contribution or additional amounts imposed with respect thereto.

        2.12    Compliance with Applicable Laws.

          (a)  Except as disclosed in Schedule 2.12(a) of the Biosearch Disclosure Schedule, each of Biosearch and its subsidiaries has in effect all Italian, United States, EU and other foreign governmental approvals, authorizations, certificates, filings, franchises, licenses, notices, permits and rights ("Permits") necessary, under applicable laws, for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no default under any such Permit, except for the lack of Permits and for defaults under Permits, which lack or default individually or in the aggregate would not have a material adverse effect on Biosearch. Except as disclosed in Schedule 2.12(a) of the Biosearch Disclosure Schedule, Biosearch and its subsidiaries are not in violation of and have no liabilities, whether accrued, absolute, contingent or otherwise, under any applicable law, ordinance or regulation or any order, judgment, injunction, decree or other requirement of any court, arbitrator or governmental or regulatory body, relating to the operation of clinical testing laboratories, labor and employment practices, health and safety or zoning, except for violations of or liabilities under any of the foregoing which individually or in the aggregate would not have a material adverse effect on Biosearch or the occurrence of the transactions contemplated by this Agreement in accordance with the terms of this Agreement. To Biosearch's knowledge, there is no proceeding for the revocation, withdrawal or limitation, or threatening in writing the revocation, withdrawal or limitation of a Permit, nor are there any circumstances or facts that will cause the denial, limitation or revocation of any Permit for which an application has been submitted.

          (b)  Biosearch and each of its subsidiaries is, and has been in compliance in all material respects with all applicable Environmental Laws, except for noncompliance which individually or in the aggregate would not have a material adverse effect on Biosearch. The term "Environmental Laws" as used in this Section 2.12 means any Italian or other applicable law relating to: (i) emissions, discharges, releases or threatened releases of Hazardous Material (as defined below) into the environment, including, without limitation, into ambient air, soil, sediments, land surface or subsurface, buildings or facilities, surface water, groundwater, publicly owned treatment works, septic systems or land; (ii) the generation, treatment, storage, disposal, use, handling, manufacturing, transportation or shipment of Hazardous Material; (iii) protection of the environment; or (iv) employee health and safety.

          (c)  During the period of ownership or operation by Biosearch and its subsidiaries of any of their respective current or previously owned or leased properties, there have been no violations of Environmental Laws relating to Hazardous Material, including releases in, on, under or affecting such properties or, to the knowledge of Biosearch, any surrounding site, except in each case for those which individually or in the aggregate are not reasonably likely to have a material adverse effect on Biosearch. To Biosearch's knowledge, Biosearch and its subsidiaries have not shipped any Hazardous Material to any disposal site for which it is or will be subject to any liability. As used in this Section 2.12, "Hazardous Material" means (i) hazardous materials, contaminants, constituents, medical wastes, hazardous or infectious wastes and hazardous substances as those terms are defined in the Italian or other applicable laws, (ii) petroleum, including crude oil and any fractions

Appendix A – page 17

  thereof, (iii) natural gas, synthetic gas and any mixtures thereof, (iv) asbestos and/or asbestos-containing material, and (v) polychlorinated biphenyls ("PCBs") or materials or fluids containing PCBs in excess of 50 parts per million.

          (d)  Biosearch is in material compliance with the laws, rules and regulations of the Borsa Italiana. Biosearch has not received any written notice that the Borsa Italiana has commenced or threatened to initiate any actions to delist the Biosearch Ordinary Shares listed on the Nuovo Mercato. Biosearch has provided to Versicor and its counsel, prior to the Closing Date, copies of all material correspondence between Biosearch and the Borsa Italiana.

          (e)  Each of Biosearch and its subsidiaries is in compliance in all material respects with all (i) Italian, United States, EU and other foreign laws and regulations applicable to the research, experimentation, production, marketing and sale of drug substances to the extent such laws are applicable to it, including, without limitation, the United States Food, Drug and Cosmetics Act, as amended (the "FDCA"), (ii) rules and regulations of any and all applicable Italian, United States, EU and other foreign regulatory agencies, including, without limitation, the Ministry of Health in Italy, the European Agency for the Evaluation of Medical Products, and the FDA (collectively, "Regulatory Agencies"), to the extent such rules and regulations are applicable to it and its activities, and (iii) product applications (including investigational new drug applications, or INDs) which have been approved by a Regulatory Agency under which Biosearch or any of its subsidiaries has produced, experimented, marketed or sold any pharmaceutical or drug substances on or after December 31, 2000, except in each case where the failure to be in such compliance would not, individually or in the aggregate, have a material adverse effect on Biosearch. All manufacturing, experimentation and testing operations conducted by Biosearch or any of its subsidiaries have been and are being conducted in compliance with the current Good Manufacturing Practice regulations promulgated by the FDA and other EU and Italian applicable rules, except where the failure to be in such compliance would not, individually or in the aggregate, have a material adverse effect on Biosearch.

          (f)    To Biosearch's knowledge, each of Biosearch and its subsidiaries possesses approval or allowance by the applicable Regulatory Agency of all material investigational or marketed product applications as are currently legally required and are necessary for the conduct of its business as now being conducted, a list of which is attached hereto as Schedule 2.12(f) of the Biosearch Disclosure Schedule, true, correct and complete copies of which have been provided by Biosearch to Versicor and its counsel.

          (g)  To Biosearch's knowledge, as to each drug of Biosearch for which a product application has been approved by, or an IND has been filed with, the applicable Regulatory Agency, the applicant and all persons performing operations covered by the application are in compliance with all applicable Italian, United States and other foreign rules and regulations, including, without limitation, the requirements of the FDCA and the implementing regulations of the FDA, respectively, and all terms and conditions of the application, except where the failure to be in such compliance would not, individually or in the aggregate, have a material adverse effect on Biosearch.

          (h)  Biosearch has provided to Versicor and its counsel copies of any and all correspondence between Biosearch and any Regulatory Agencies within the last three (3) years.

          (i)    At no time has Biosearch or any of Biosearch's subsidiaries, any person on behalf of Biosearch or any of Biosearch's subsidiaries, or any Regulatory Agency suspended, or threatened in writing to suspend, clinical trials of any of Biosearch's product candidates based upon the exposure, or potential exposure, of participants in the clinical trials to unacceptable health risks or otherwise.

Appendix A – page 18

          (j)    Neither Biosearch nor any of its subsidiaries has received any written notice that a Regulatory Agency has commenced or threatened in writing to initiate (i) any action to withdraw its approval or request the recall of any product of Biosearch or any subsidiary of Biosearch, (ii) any action to enjoin (A) any production at any facility owned or used by Biosearch, any of Biosearch's subsidiaries or any person on behalf of Biosearch or any of Biosearch's subsidiaries, or (B) any facility (including any clinical facility where testing and/or trials occur) owned or used by Biosearch, and of Biosearch's subsidiaries or any person on behalf of Biosearch, (iii) the withdrawal of approval of any product application (including, any IND), other than such withdrawals of approval that would not, individually or in the aggregate, have a material adverse effect on Biosearch, or (iv) any material civil penalty, injunction, seizure or criminal action.

          (k)  As to each product application submitted to, but not approved by, the applicable Regulatory Agency, and not withdrawn by Biosearch or one of its subsidiaries, or, to the knowledge of Biosearch, applicants acting on its behalf as of the date of this Agreement, each of Biosearch and its subsidiaries has complied in all material respects with the applicable Italian, United States, EU or other foreign regulatory requirements, including, without limitation, of the FDCA and implementing FDA regulations and has provided all additional information and taken all additional action that has been deemed appropriate by Biosearch in connection with such application, including, without limitation, complying with the terms of any existing product development program for any product candidate or completing clinical trials for a product candidate within the applicable time frame. Biosearch has provided to Versicor copies of (1) all submissions to Regulatory Agencies regarding product approvals, and (2) all evidence of approvals, disapprovals and withdrawals of product applications.

        2.13    Intellectual Property.

          (a)  To Biosearch's knowledge, except as set forth on Schedule 2.13(a) of the Biosearch Disclosure Schedule, Biosearch and each of its subsidiaries owns or has a valid right to use under applicable Italian, United States and international trademark, copyright and patent laws, all: (i) trademarks, service marks, trade names, Internet domain names, designs, slogans, and general intangibles of like nature, together with all goodwill related to the foregoing and including any registrations, renewals and applications for any of the foregoing (collectively, "Trademarks"); (ii) patents (including any registrations, renewals and applications therefore, "Patents"); (iii) inventions (whether patented or not); (iv) copyrights (including any registrations, renewals and applications therefor); software; (v) technology, (vi) trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies (collectively, "Trade Secrets" and together will the foregoing, "Intellectual Property"), used in or necessary for the conduct of the business of Biosearch and each of its subsidiaries as currently conducted (the "Biosearch Intellectual Property").

          (b)  Schedule 2.13(b) of the Biosearch Disclosure Schedule sets forth a true, correct and complete list of all Biosearch Intellectual Property that is owned by Biosearch or its subsidiaries and that constitutes Italian, United States and other foreign (i) Patents, including, without limitation, the 26 Patents for industrial inventions regarding molecules and/or technologies related to products currently under development by Biosearch (i.e., Ramoplanin, BI397 and BI-K-0376), or related to Biosearch's compounds, (ii) Trademarks registrations (including Internet domain registrations) and applications and material unregistered Trademarks, indicating for each, the application serial number or registration number, the class of goods covered and the expiration date for each country in which a trademark has been registered, including, without limitation, Biosearch's trademark application under EU Regulation 40/94 for the protection of its name and logo in all the member states of the European Union, and/or (iii) copyright registrations and applications, indicating for each, the applicable jurisdiction, registration number (or application number), and date of issue (or date filed).

Appendix A – page 19

          (c)  Schedule 2.13(c) of the Biosearch Disclosure Schedule sets forth a true, correct and complete list of all Biosearch Intellectual Property consisting of license agreements granting any right to use or practice any rights under any Biosearch Intellectual Property, whether Biosearch or any of its subsidiaries is the licensee or licensor thereunder, and any written settlements relating to any Biosearch Intellectual Property to which Biosearch or any of its subsidiaries is a party or otherwise bound (collectively, the "Biosearch License Agreements"), indicating for each the title, the parties, date executed and the Biosearch Intellectual Property covered thereby. The Biosearch Intellectual Property consisting of license agreements in which Biosearch or its subsidiaries is the licensee, as listed in Schedule 2.13(c) of the Biosearch Disclosure Schedule constitutes all material licenses used by Biosearch or any of its subsidiaries in connection with their businesses.

          (d)  Except as set forth in Schedule 2.13(d) of the Biosearch Disclosure Schedule, Biosearch and its subsidiaries have not licensed or sublicensed their rights in any material Biosearch Intellectual Property other than pursuant to the Biosearch License Agreements, and no royalties, honoraria or other fees are payable by Biosearch or its subsidiaries for the use of or right to use any Biosearch Intellectual Property, except pursuant to the Biosearch License Agreements.

          (e)  Except as set forth on Schedule 2.13(e) of the Biosearch Disclosure Schedule, the Biosearch Intellectual Property owned by Biosearch is free and clear of all Liens, and Biosearch or its subsidiaries is listed in the records of the appropriate Italian, United States and other foreign agency as the sole owner of record for each application and registration listed in Schedule 2.13(b) of the Biosearch Disclosure Schedule.

          (f)    Except as set forth on Schedule 2.13(f) of the Biosearch Disclosure Schedule, the Biosearch Intellectual Property listed on Schedule 2.13(b) of the Biosearch Disclosure Schedule is valid and subsisting, in full force and effect, and has not been cancelled, expired, or abandoned. There is no pending or, to Biosearch's knowledge, threatened opposition, interference or cancellation proceedings against the registrations listed on Schedule 2.13(b) of the Biosearch Disclosure Schedule, or against any Biosearch Intellectual Property not owned by Biosearch or any of its subsidiaries.

          (g)  Except as set forth on Schedule 2.13(g) of the Biosearch Disclosure Schedule, neither Biosearch nor any of its subsidiaries has received any notice of invalidity or infringement of any rights of others with respect to the Biosearch Intellectual Property. The registration of the transfer of all patents originally submitted by the Lepetit Group S.p.A. (the "Lepetit Group") or persons employed by the Lepetit Group and subsequently transferred to Biosearch has been carried out in all required jurisdictions. No person has notified Biosearch or any of its subsidiaries that it is claiming any ownership of or right to use the Biosearch Intellectual Property. No person, to the knowledge of Biosearch, is infringing upon the Biosearch Intellectual Property in any way, except where such use would not have, individually or in the aggregate, a material adverse effect on Biosearch. To Biosearch's knowledge, there are no products currently on the market having the same therapeutic characteristics as Ramoplanin or Dalbavancin. To Biosearch's knowledge, the use of the Biosearch Intellectual Property by Biosearch and its subsidiaries does not and will not conflict with, infringe upon or otherwise violate the valid rights of any third party. No action has been instituted against or notice received by Biosearch or any of its subsidiaries that are presently outstanding alleging that the use of the Biosearch Intellectual Property infringes upon or otherwise violates any rights of a third party in or to such Intellectual Property. Biosearch has no knowledge that the contents of any of the patents have been previously submitted to any patent office by another party or parties who have priority rights with respect to such patent or patent application.

          (h)  Except as set forth on Schedule 2.13(h) of the Biosearch Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not result in the loss or material impairment of Biosearch or any of its subsidiaries' rights to own or use any of the Biosearch Intellectual Property, nor will it require the consent of any Governmental Entity or third party in respect of any such Intellectual Property.

Appendix A – page 20

          (i)    Biosearch and its subsidiaries have taken reasonable measures to protect the confidentiality of Trade Secrets, including requiring its employees and independent contractors having access thereto (excepting legal counsel) to execute written confidentiality agreements. Biosearch holds industrial secrets comprising the secret information concerning the "Processes/High productivity Strains" of Ramoplanin and A40926 (a precursor to Dalbavancin). Clones of said strains/processes are conserved at Biosearch's facilities in specially controlled areas, as well as in a bank safe deposit box, and are delivered to production sites only for production. To Biosearch's knowledge, there have been no breaches or alleged breaches of any such confidentiality agreements or unauthorized disclosures of said Trade Secrets.

          (j)    Except as set forth on Schedule 2.13(j) of the Biosearch Disclosure Schedule, each past and present employee or contractor of Biosearch or its subsidiaries has executed a written invention assignment agreement, substantially in the form attached to Schedule 2.13(j) of the Biosearch Disclosure Schedule (the "Biosearch Invention Assignment Agreements"), pursuant to which such employee or contractor has assigned to Biosearch or its subsidiaries, as appropriate, all Intellectual Property rights arising out of the employment or contracting relationship with Biosearch or its subsidiaries, and copies of which have been delivered by Biosearch to Versicor or its counsel.

        2.14    Agreements with Employees; Labor Disputes.    Schedule 2.14 of the Biosearch Disclosure Schedule summarizes the material terms of, including, without limitation, any payment obligations under, all labor union, collective bargaining and employment agreements (or agreements in the nature thereof), whether written or oral, between Biosearch and its employees, including, without limitation, employment agreements with each of the Continuing Employees. Except as set forth on Schedule 2.14 of the Biosearch Disclosure Schedule, (i) there is no labor strike, work stoppage or other labor dispute or unrest, pending or threatened in writing by any employee of Biosearch that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Biosearch, and Biosearch enjoys generally good working relationships with its employees, and (ii) there are no asserted or threatened claims made against Biosearch by any employees or other individuals, or labor, administrative, social security, pension or insurance authorities, related to discrimination, harassment, wrongful termination, unpaid benefits (including, without limitation, severance) or otherwise, without limitation, that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Biosearch. Biosearch has committed no violations of, nor is Biosearch responsible for violations of, applicable immigration laws that would reasonably be expected to have a material adverse effect on Biosearch. Biosearch has complied in all material respects with all applicable Italian national and company collective bargaining agreements and the individual terms and conditions of employment or service agreements with respect to each of its employees (and each of its former employees and independent contractors or consultants).

        2.15    Contracts; Debt Instruments.    Except as set forth on Schedule 2.15 of the Biosearch Disclosure Schedule, neither Biosearch nor any of its subsidiaries is a party to or bound by (i) any "material contract" (meaning by that, any contract that requires payments or repayments by Biosearch exceeding Fifty Thousand United States Dollars ($50,000) in the aggregate), (ii) any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, all or any material portion of the business of Biosearch and its subsidiaries, taken as a whole, is conducted, (iii) any contract the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of any of the transactions contemplated by this Agreement; (iv) any exclusive supply or purchase contracts or any exclusive requirements contracts, or (v) any contract or other agreement which would prohibit or materially delay the consummation of the Merger or any of the transactions contemplated by this Agreement (all contracts of the types described in clauses (i), (ii), (iii), (iv) and (v) above being referred to herein as "Biosearch Material Contracts"). Biosearch has delivered to Versicor prior to the date of this Agreement, true, correct and complete copies of all Biosearch Material Contracts. Each Biosearch

Appendix A – page 21

Material Contract is valid and binding on Biosearch (or, to the extent a Biosearch subsidiary is a party, such subsidiary) and is in full force and effect, and Biosearch and each Biosearch subsidiary have in all material respects performed all obligations required to be performed by them to date under each Biosearch Material Contract, except where such non-compliance, individually or in the aggregate, would not have a material adverse effect on Biosearch. Neither Biosearch nor any Biosearch subsidiary knows of, or has received notice of (x) any termination, cancellation or revocation with respect to, or (y) any violation or default under (nor, to the knowledge of Biosearch, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Biosearch Material Contract.

        2.16    Financial Advisors.

          (a)  Biosearch has received the written opinion of SG Cowen Securities Corporation ("SG Cowen"), with its principal place of business at 1221 Avenue of the Americas, New York, New York 10020, dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair to Biosearch's shareholders from a financial point of view, and Biosearch's Board of Directors has accepted such opinion. A copy of such signed opinion has been delivered to Versicor and its counsel.

          (b)  Neither Biosearch nor any of its subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder (other than SG Cowen and Livolsi & Partners), or incurred any liability for any brokerage, finder's, financial advisor's or similar fee, expense or commission, and no broker or finder has acted directly or indirectly for Biosearch or any of its subsidiaries, in connection with this Agreement or the transactions contemplated hereby. Pursuant to Italian Law, PricewaterhouseCoopers S.p.A., Biosearch's independent auditors, has been appointed "expert" by Biosearch's Board of Directors.

        2.17    Title to Properties.    Schedule 2.17 of the Biosearch Disclosure Schedule lists all real property interests owned by Biosearch or any of its subsidiaries and all real property leases to which Biosearch or any of its subsidiaries is a party, and each amendment thereto, that is in effect as of the date of this Agreement. All such current leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of the leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) that would give rise to a material claim against Biosearch. Biosearch and its subsidiaries have good and marketable title to, or valid leasehold interests in, all their material properties and assets, except where such failure, individually or in the aggregate, would not have a material adverse effect on Biosearch. Except as set forth on Schedule 2.17 of the Biosearch Disclosure Schedule, all real estate properties and moveable assets owned by Biosearch and/or Biosearch Manufacturing are owned free of mortgages, pledges, privileges, burdens, encumbrances and other Liens, whether in rem or otherwise.

        2.18    Insurance.    Biosearch and each of its subsidiaries is, and at all times since its initial public offering has been, insured with reputable insurers against all risks normally insured against by companies in similar lines of business, and all of the insurance policies and bonds maintained by Biosearch and its subsidiaries are in full force and effect. At no time has Biosearch been unable to obtain, or been denied, product liability or other insurance. Schedule 2.18 of the Biosearch Disclosure Schedule contains a list of all insurance policies currently maintained by Biosearch and contains a listing of all open workers compensation and general liability claims as of June 30, 2002. These claims, individually or in the aggregate, would not have a material adverse effect on Biosearch and its subsidiaries taken as a whole. To the knowledge of Biosearch, all necessary notifications of claims have been made to its insurance carriers.

        2.19    Third Party Reimbursement Policies.    Biosearch is in compliance with all applicable Italian, United States and other foreign laws and regulations governing reimbursement for the purchase of pharmaceutical products. Schedule 2.19 of the Biosearch Disclosure Schedule discloses all reimbursement polices applicable to any of Biosearch's products, together with a list of all existing

Appendix A – page 22

agreements with government health authorities or private health insurers and/or other organizations. Neither Biosearch nor any of its subsidiaries has received any indication from any public health service or private health insurer that a satisfactory reimbursement policy will not be made available to Biosearch for any of its products.

        2.20    Grants and Subsidies.    Biosearch is currently in compliance with all requirements in respect of the Grants and Subsidies including, without limitation, pursuant to Legislative Decree No. 279/99 and the specific progress reporting requirements and progress milestones of Grants and Subsidies financed pursuant to MURST decrees.

        2.21    Insider Interests.    Except as described in Schedule 2.21 of the Biosearch Disclosure Schedule, no Biosearch Significant Shareholder or member of the Board of Directors of Biosearch: (a) has any interest in any assets or property (whether real or personal, tangible or intangible) of or used in the business of Biosearch or any subsidiary of Biosearch (other than as an owner of outstanding securities of Biosearch), (b) has any direct or indirect interest of any nature whatever in any person or business which competes with, conducts any business similar to, has any arrangement or agreement (including arrangements regarding the shared use of personnel or facilities) with (whether as a customer or supplier or otherwise), or is involved in any way with, Biosearch or any subsidiary of Biosearch, or (c) is indebted or otherwise obligated to Biosearch. Biosearch is not indebted or otherwise obligated to any such person, except for amounts due under normal arrangements applicable to all employees generally as to salary or reimbursement of ordinary business expenses not unusual in amount or significance. As of the date hereof, to the knowledge of Biosearch there are no losses, claims, damages, costs, expenses, liabilities or judgments which would entitle any director, officer or employee of Biosearch or any of its subsidiaries to indemnification by Biosearch or its subsidiaries under applicable law, the Articles of Association or Bylaws of Biosearch or any of its subsidiaries or any insurance policy maintained by Biosearch or any of its subsidiaries.

        2.22    Voting Requirements.    The affirmative vote of the holders of at least two-thirds (66 2/3%) of the Biosearch Ordinary Shares present at the Biosearch Shareholders' Meeting are the only votes of the holders of any class or series of Biosearch's capital stock necessary to approve the Merger, the Merger Plan, this Agreement and the transactions contemplated hereby, provided that the quorum required for the Biosearch Shareholders' Meeting shall consist of more than one-half (50%) of the outstanding Biosearch Ordinary Shares as of the relevant record date during the first call, more than one-third (33 1/3%) of the outstanding Biosearch Ordinary Shares as of the relevant record date during the second call, and more than one-fifth (20%) of the outstanding Biosearch Ordinary Shares as of the relevant record date during the third call.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF VERSICOR

        Except as set forth on the Disclosure Schedule (provided that an item on such Disclosure Schedule shall be deemed to qualify only the particular section or sections of this Article III specified for such item, unless it is reasonably apparent that the disclosure or statement in one section of the Disclosure Schedule should apply to one or more sections thereof) delivered by Versicor to Biosearch prior to the execution of this Agreement (the "Versicor Disclosure Schedule"), Versicor represents and warrants to Biosearch as follows:

        3.1    Organization, Standing and Corporate Power.    Versicor is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Versicor is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a material

Appendix A – page 23

adverse effect on Versicor. The corporate records and minute books of Versicor have been maintained in accordance with all applicable requirements and are true, correct and complete in all material respects. Versicor has delivered to Biosearch true, correct and complete copies of its Certificate of Incorporation and Bylaws, in each case as amended to the date hereof.

        3.2    Capital Structure; Subsidiaries.

          (a)  As of the date hereof, the authorized capital stock of Versicor consists of 100,000,000 shares of Versicor Common Stock and 5,000,000 shares of preferred stock, par value $0.001 per share ("Versicor Preferred Stock"). The rights, preferences and privileges of Versicor Common Stock and Versicor Preferred Stock are as stated in Versicor's Certificate of Incorporation, Bylaws and applicable DGCL. The rights, preferences and privileges of the warrants to purchase Versicor capital stock listed on Schedule 3.2(a) of the Versicor Disclosure Schedule are as stated in the applicable warrant instruments. At the close of business on July 25, 2002, (i) 26,325,228 shares of Versicor Common Stock were issued and outstanding and no shares of Versicor Preferred Stock were issued and outstanding, (ii) 348,750 shares of Versicor Common Stock were reserved for issuance under Versicor's 1995 Stock Option Plan, (iii) 4,038,030 shares of Versicor Common Stock were reserved for issuance under Versicor's 1997 Equity Incentive Plan, (iv) 1,200,000 shares of Versicor Common Stock were reserved for issuance under the 2001 Plan, and (v) warrants to purchase 344,447 shares of Versicor Common Stock were issued and outstanding. As of the date of this Agreement, an additional 5,400,737 shares of Versicor Common Stock are reserved for issuance under the 2001 Plan and an additional 442,500 shares of Versicor Common Stock are reserved for issuance under the 2002 Plan, subject to receipt of the Versicor Stockholder Approval. As of the date of this Agreement, all issued and outstanding shares of capital stock of Versicor are, and all shares of Versicor Common Stock which may be issued upon the exercise of (x) options to purchase Versicor Common Stock issued under Versicor's 1995 Stock Option Plan, Versicor's 1997 Equity Incentive Plan, the 2001 Plan or the 2002 Plan, or (y) warrants to purchase Versicor Common Stock will be, duly authorized, validly issued, fully paid and nonassessable, and no outstanding shares of Versicor Common Stock are subject to or were issued in violation of preemptive rights, or were issued in violation of applicable securities laws. As of the date of this Agreement, except as set forth above and pursuant to the rights outstanding under the Rights Plan, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Versicor is a party or by which any of them is bound obligating Versicor to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other securities (whether voting or otherwise) of Versicor or to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. Except for the Versicor Stockholder Voting Agreement and the Stockholders Agreement and as set forth in Schedule 3.2(a) of the Versicor Disclosure Schedule, as of the date hereof, there are no outstanding contractual obligations of Versicor (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, (iv) requiring the registration for sale of or (v) granting any preemptive or antidilutive right with respect to, any shares of Versicor Common Stock or any Versicor Stock Options. Versicor has delivered or made available to Biosearch and its counsel copies of all documents listed on Schedule 3.2(a) of the Versicor Disclosure Schedule in response to the previous sentence. The execution and delivery of this Agreement and the agreements contemplated hereby to which Versicor is a party do not, and the consummation of the transactions contemplated hereby and thereby and the compliance with the provisions hereof and thereof will not, give rise to any preemptive or antidilutive right of any person with respect to any shares of Versicor Common Stock or any Versicor Stock Options. Except as set forth on Schedule 3.2(a) of the Versicor Disclosure Schedule, from the close of business on December 31, 2001 to and including the Effective Time, no shares of Versicor Common Stock or other capital

Appendix A – page 24

  stock or other securities (whether voting or otherwise) of Versicor have been or will be issued or have been or will be transferred from Versicor's treasury.

          (b)  Versicor has no subsidiaries. Except as set forth in Schedule 3.2(b) of the Versicor Disclosure Schedule, Versicor does not own, directly or indirectly, any capital stock or other securities (whether voting or otherwise) or other ownership interest in any corporation, partnership, limited partnership, limited liability company, joint venture or other entity.

        3.3    Authority.    Versicor has the requisite corporate power and authority to enter into this Agreement and, subject to the Versicor Stockholder Approval, to consummate the transactions contemplated by this Agreement. The Board of Directors of Versicor at a meeting duly called and held: (a) determined that the Merger and the Merger Plan is advisable and fair and in the best interests of Versicor and its stockholders; (b) approved the Merger, the Merger Plan and this Agreement and the transactions contemplated by this Agreement and reviewed the financial statements of Versicor dated as of June 30, 2002; (c) recommended approval of the Merger and this Agreement and the transactions contemplated by this Agreement by the holders of Versicor Common Stock; and (d) recommended to convene the Versicor Stockholders' Meeting and directed that the Merger and this Agreement and the transactions contemplated by this Agreement be submitted for consideration by the holders of Versicor Common Stock. The execution and delivery of this Agreement and the consummation by Versicor of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Versicor, subject only to the Versicor Stockholder Approval of this Agreement. This Agreement has been duly executed and delivered by Versicor and constitutes a valid and binding obligation of Versicor, enforceable against Versicor in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity. Versicor has made available for review by Biosearch and its counsel true, correct and complete copies of the minutes and resolutions of the Board of Directors and committees of the Board of Directors listed on Schedule 3.3 to the Versicor Disclosure Schedule.

        3.4    Consents and Approvals; No Violations.    Except as set forth in Schedule 3.4 of the Versicor Disclosure Schedule, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or Versicor Material Contract (as defined in Section 3.15 hereof) or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Versicor under, (a) the Certificate of Incorporation or Bylaws of Versicor, (b) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Versicor or its properties or assets, (c) any license, permit or other instrument, contract or agreement granted by, or entered into with, a Regulatory Agency, or (d) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Versicor or its properties or assets, other than, in the case of foregoing clauses (b) or (c), any such conflicts violations, defaults, rights or Liens that individually or in the aggregate would not (x) have a material adverse effect on Versicor, (y) impair in any material respect the ability of Versicor to perform its obligations under this Agreement, or (z) prevent or materially delay the consummation of any of the transactions contemplated by this Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required by Versicor in connection with the execution and delivery of this Agreement by Versicor or the consummation by Versicor of any of the transactions contemplated by this Agreement, except for (i) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required of or with the Specified Agencies under the HSR Act, (ii) the filing with the CONSOB of the application for listing of the shares of Versicor Common Stock on the Nuovo Mercato, (iii) the filing with the SEC of (A) the Proxy Statement, (B) the Registration

Appendix A – page 25

Statement, and (C) such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iv) receipt of an order from the SEC accelerating the effectiveness of the Registration Statement, (v) the filing with the Borsa Italiana of an application for listing of the shares of Versicor Common Stock on the Nuovo Mercato and the notification to the NASD of the issuance and listing of the additional shares of Versicor Common Stock on the Nasdaq National Market, (vi) the filing, publication and recordation of the Merger Deed or other appropriate documents and notices with the Companies' Register at the Italian Chamber of Commerce in Milan, Italy, (vii) the filing of the Certificate of Merger with the Secretary of State of Delaware in accordance with the relevant provisions of the DGCL, (viii) such filings and consents as may be required under any environmental, health or safety law or regulation (including any rules and regulations of the FDA) pertaining to any notification, disclosure or required approval triggered by the Merger or by the transactions contemplated hereby, each of which is set forth in Schedule 3.4 of the Versicor Disclosure Schedule, and (ix) such other consents, approvals, orders, authorizations, registrations, declarations and filings required by applicable laws, the failure of which to be obtained or made would not, individually or in the aggregate, (x) have a material adverse effect on Versicor, (y) impair in any material respect the ability of Versicor to perform its obligations under this Agreement, or (z) prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

        3.5    SEC Documents; Financial Statements.

          (a)  Since August 31, 2000, Versicor has timely filed with the SEC all required reports and forms and other documents (the "Versicor SEC Documents"). As of their respective dates, the Versicor SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Versicor SEC Documents, and none of the Versicor SEC Documents contained any untrue, incorrect or incomplete statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Versicor SEC Document has been revised or superseded by a later-filed Versicor SEC Document filed and publicly available prior to the date of this Agreement, none of the Versicor SEC Documents contains any untrue, incorrect or incomplete statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (b)  The audited financial statements of Versicor included in the Versicor SEC Documents (together with the notes thereto, the "Versicor Audited Financial Statements") and the unaudited financial statements of Versicor included in the Versicor SEC Documents (together with the Versicor Audited Financial Statements, the "Versicor Financial Statements") (i) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with generally accepted accounting principles applicable to United States listed companies ("U.S. GAAP") (except, in the case of the Versicor Unaudited Financial Statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) fairly present the financial position of Versicor as of the dates thereof and the results of its operations and cash flows for the periods then ended and (iv) in the case of the Versicor Audited Financial Statements, have been duly audited by PricewaterhouseCoopers, LLP. Except as required or permitted by U.S. GAAP, Versicor has not, since August 31, 2000, made any material change in the accounting practices or policies applied in the preparation of the Versicor Financial Statements. The books and records of Versicor have been, and are being, maintained in all material respects in accordance with U.S. GAAP and other applicable legal and accounting

Appendix A – page 26

  requirements. Except as set forth in the Versicor Financial Statements, and except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of the most recent Versicor Audited Financial Statements, Versicor has no material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by U.S. GAAP to be recognized or disclosed on a balance sheet of Versicor or in the notes thereto.

        3.6    Disclosure.    None of the information supplied by Versicor specifically for inclusion or incorporation by reference in (a) the Registration Statement, will, at the time the Registration Statement is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue, incorrect or incomplete statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, (b) the Proxy Statement will, at the date the Proxy Statement is first mailed to Versicor's stockholders or at the time of the Versicor Stockholders' Meeting, contain any untrue, incorrect or incomplete statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (c) the Information Document and the Listing Particulars will, at the date they are first filed with the Borsa Italiana and the CONSOB, respectively, or made available at Biosearch's registered office in Milan, Italy or at the time of the Biosearch Shareholders' Meeting, contain any untrue, incorrect or incomplete statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If, at any time prior to the Effective Time, any event with respect to Versicor, its officers or directors shall occur which is required to be described in the Proxy Statement, Registration Statement, the Information Document or the Listing Particulars, such event shall be so described, and an appropriate amendment or supplement shall be promptly filed with the SEC, the CONSOB or the Borsa Italiana, as appropriate, and, as required by law, disseminated to the stockholders or shareholders of Versicor and/or Biosearch, as appropriate; provided, however, that, subject to the requirements of the United States securities laws, in no event shall Versicor make any disclosure without the prior written consent of Biosearch if doing so would violate or cause a violation of Italian securities laws. The Registration Statement and Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations promulgated thereunder, except that no representation or warranty is made by Versicor with respect to statements made or incorporated by reference in either the Registration Statement or the Proxy Statement based on information supplied by Biosearch specifically for inclusion or incorporation by reference therein.

        3.7    Absence of Certain Changes or Events.    Except as set forth in Schedule 3.7 of the Versicor Disclosure Schedule, since March 31, 2002, Versicor has conducted its business only in the ordinary course consistent with prior practice and (a) Versicor has not incurred any liability or obligation (indirect, direct or contingent), or entered into any oral or written agreement or other transaction, that is not in the ordinary course of business or that would, individually or in the aggregate, result in a material adverse effect on Versicor, except for any such changes or effects resulting from this Agreement, the transactions contemplated hereby or the announcement thereof, (b) Versicor has not sustained any damage, destruction or loss, whether or not covered by insurance, that has or could have a material adverse effect on Versicor, (c) there has been no action taken by Versicor that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a material breach of Section 4.2 hereof, and (d) there has been no event, circumstance or development that, to Versicor's knowledge, would have a material adverse effect on Versicor.

        3.8    Taxes.

          (a)  Unless otherwise set forth on Schedule 3.8(a) of the Versicor Disclosure Schedule, Versicor has timely filed all material United States federal, state, local and foreign tax returns and reports required to be filed by it through the date hereof and shall timely file all such returns and

Appendix A – page 27

  reports required to be filed on or before the Effective Time and all such returns and reports are and will be true, correct and complete in all material respects. Versicor has paid and discharged all material taxes due from it, including, without limitation, all direct taxes and value added taxes, other than such taxes as are being contested in good faith by appropriate proceedings and are adequately reserved for on the most recent Versicor Financial Statements filed prior to the date of this Agreement and publicly available. The most recent Versicor Financial Statements filed prior to the date of this Agreement and publicly available properly reflect in accordance with U.S. GAAP all material taxes payable by Versicor for all taxable periods and portions thereof through the date of such Versicor Financial Statements.

          (b)  No claim or deficiency for any taxes has been proposed, threatened in writing or assessed by the "IRS" or any other taxing authority or agency against Versicor which would reasonably be expected to have a material adverse effect upon Versicor. No requests for refunds or waivers of the time to assess any taxes have been granted or are pending.

          (c)  Versicor has withheld and paid over to the proper governmental authorities all material taxes required to have been withheld and paid over and complied with all material information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid to any employee, independent contractor, creditor or other third party.

          (d)  Copies of (i) any tax examinations, (ii) extensions of statutory limitations for the collection or assessment of taxes and (iii) the tax returns of Versicor in each applicable jurisdiction for the last five (5) fiscal years have been made available to Biosearch.

          (e)  There are (and as immediately following the Effective Time there will be) no material Liens on the assets of Versicor relating to or attributable to taxes, except for Liens for taxes not yet due.

          (f)    To Versicor's knowledge, there is no basis for the assertion of any claim relating to or attributable to taxes that, if adversely determined, would result in any Lien on the assets of Versicor or otherwise have a material adverse effect on Versicor.

          (g)  Versicor is not, and has been at any time, a party to a tax sharing, tax indemnity or tax allocation agreement, and Versicor has not assumed the tax liability of any other person under contract.

          (h)  Versicor's tax basis in its assets for purposes of determining its future amortization, depreciation and other United States federal income tax deductions is accurately reflected on Versicor's tax books and records, except for any variations that are immaterial in amount and significance.

          (i)    As used in this Section 3.8, "taxes" shall include all United States income, property, sales, excise and other taxes, of any nature whatsoever (whether payable directly or by withholding), together with any interest and penalties, additions to tax or additional amounts imposed with respect thereto.

        3.9    Actions and Proceedings.    Except as set forth in Schedule 3.9 of the Versicor Disclosure Schedule, there is no suit, action, investigation, audit or proceeding in any United States or foreign jurisdiction, including, without limitation, any product liability claim, pending or, to the knowledge of Versicor, threatened in writing against Versicor or its management that, individually or in the aggregate, could reasonably be expected to (a) have a material adverse effect on Versicor, (b) impair in any material respect the ability of Versicor to perform its obligations under this Agreement or (c) prevent the consummation of any of the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding

Appendix A – page 28

against Versicor having, or which is reasonably likely to have, any effect referred to in the foregoing clauses (a), (b) or (c).

        3.10    Certain Agreements.    Except as set forth on Schedule 3.10 of the Versicor Disclosure Schedule, there are no stock option, stock appreciation rights, restricted stock, stock purchase or other equity-based plan or agreement that Versicor maintains or to which Versicor is a party (collectively, the "Versicor Stock Option Plans"). Versicor is not a party to any oral Versicor Stock Option Plans. A true, correct and complete copy of each Versicor Stock Option Plan, including, without limitation, Versicor's 1995 Stock Option Plan, Versicor's 1997 Equity Incentive Plan, Versicor's 2000 Employee Stock Purchase Plan, the 2001 Plan and the 2002 Plan, has been made available to Biosearch and its counsel. Schedule 3.10 of the Versicor Disclosure Schedule sets forth a true, correct and complete list of all holders of options to purchase Versicor Common Stock ("Versicor Stock Options") or other Versicor equity-based awards, grant dates, number of shares subject to awards, vesting and exercisability schedule and exercise price. As of the date of this Agreement, Versicor is not a party to any oral or written agreement or plan, including any Versicor Stock Option Plan, any of the benefits of which will be increased, or the vesting or exercisability of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement either alone or upon the occurrence of any additional or further acts or events or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement either alone or upon the occurrence of any additional or further acts or events. No holder of any Versicor Stock Options, or shares of Versicor Common Stock granted in connection with the performance of services for Versicor, is or will be entitled to receive cash from Versicor in lieu of or in exchange for such option or shares as a result of the transactions contemplated by this Agreement either alone or upon the occurrence of any additional or further acts or events. Versicor is not a party to any termination benefits agreement or severance agreement or employment agreement which would be triggered by the consummation of the transactions contemplated by this Agreement, except as set forth in Schedule 3.10 of the Versicor Disclosure Schedule.

        3.11    ERISA.

          (a)  Versicor has delivered to, or made available for review by, Biosearch true, correct and complete copies of all "employee benefit plans" (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), and all other collective bargaining agreements or material bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other material plans, arrangements or understandings (collectively, "Versicor Benefit Plans") currently maintained, or contributed to, or required to be maintained or contributed to, by Versicor or any other person or entity that, together with Versicor, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each a "Commonly Controlled Entity"), or with respect to which Versicor or any Commonly Controlled Entity has any liability, including, without limitation, all employment, termination, change in control, severance or other contracts for the benefit of any current or former employees, officers or directors of Versicor that require any material future performance by Versicor. Versicor has delivered to, or made available for review by, Biosearch true, correct and complete copies of (1) the three (3) most recent annual report on Form 5500 filed with the IRS with respect to each of its Versicor Benefit Plans (if any such report was required), including all schedules thereto, (2) the most recently prepared actuarial report for each such Versicor Benefit Plan for which such a report is required, (3) the most recent summary plan description for each such Versicor Benefit Plan for which such summary plan description is required, and all summaries of material modifications distributed since the most recent summary plan description, (4) the most recently received IRS determination letter for each such Versicor Benefit Plan for which a determination letter has been received, and (5) the most recent trust agreement (if any) and group annuity

Appendix A – page 29

  contract (if any) relating to any such Versicor Benefit Plan. Neither Versicor nor any Commonly Controlled Entity presently sponsors, maintains, contributes to, is required to contribute to, nor has Versicor or any Commonly Controlled Entity, in the past three (3) years, ever sponsored, maintained, contributed to, or been required to contribute to, any employee pension benefit plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code, including, without limitation, any multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA or Section 412 of the Code.

          (b)  The Versicor Benefit Plans have been administered in accordance with their respective terms in all material respects. Versicor and all such Versicor Benefit Plans are in material compliance with all applicable provisions of ERISA and the Code.

          (c)  All of the Versicor Benefit Plans intended to be qualified under Section 401(a) of the Code have been the subject of determination letters from the IRS to the effect that such Versicor Benefit Plans are qualified and exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code and no such determination letter has been revoked nor, to the knowledge of Versicor, has revocation been threatened. No Versicor Benefit Plan has been operated in any respect that reasonably could result in its disqualification or been amended since the date of its most recent determination letter or application therefor in any respect that reasonably could result in its disqualification or materially increase its costs.

          (d)  None of Versicor, any officer of Versicor or any of the Versicor Benefit Plans which are subject to ERISA, any trusts created thereunder or, to the knowledge of Versicor, any trustee or administrator thereof, has engaged in a non-exempt "prohibited transaction" (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject Versicor or any officer of Versicor to tax or penalty under ERISA, the Code or other applicable law that is material to the business of Versicor and that has not been corrected. Neither any of such Versicor Benefit Plans nor any of such trusts has been terminated.

          (e)  Except as set forth in Schedule 3.11(e) of the Versicor Disclosure Schedule, the transactions contemplated by this Agreement, either alone or upon the occurrence of any additional or further act or event, will not result in any payment or an increase in the amount of compensation or benefits or accelerate the vesting, exercisability or timing of payment of any benefits payable to or in respect of any current or former employee, director, consultant or other independent contractor of Versicor or the beneficiary or dependent of any such person or entity.

          (f)    With respect to any of the Versicor Benefit Plans that is an employee welfare benefit plan, (i) no such Versicor Benefit Plan is funded through a "welfare benefit fund," as such term is defined in Section 419(e) of the Code, (ii) each such Versicor Benefit Plan that is a "group health plan," as such term is defined in Section 5000(b)(1) of the Code, complies in all material respects with the applicable requirements of Section 4980B(f) of the Code and (iii) each such Versicor Benefit Plan (including any such Versicor Benefit Plan covering retirees or other former employees) may be amended or terminated without material liability to Versicor.

          (g)  Except as disclosed in Schedule 3.11(g) of the Versicor Disclosure Schedule, Versicor has no material unfunded liabilities pursuant to any Versicor Benefit Plan that is not intended to be qualified under Section 401(a) of the Code and is an employee pension benefit plan within the meaning of Section 3(2) of ERISA, including, without limitation, any nonqualified deferred compensation plan or an excess benefit plan.

Appendix A – page 30

          (h)  No amounts payable (individually or collectively) under any of the Versicor Benefit Plans, Versicor Stock Option Plans or any other contract, agreement or arrangement with respect to which Versicor may have any liability are reasonably expected to fail to be deductible for federal income tax purposes by virtue of Section 162(m) or Section 280G of the Code.

          (i)    Neither Versicor nor any of its Commonly Controlled Entities has used the services of workers provided by third party contract labor suppliers, temporary employees, "leased employees" (as that term is defined in Section 414(n) of the Code), or individuals who have provided services as independent contractors to an extent that could reasonably be expected to result in the disqualification of any of the Versicor Benefit Plans or the imposition of penalties or excise taxes with respect to the Versicor Benefit Plans by the IRS, the Department of Labor, or the Pension Benefit Guaranty Corporation which could reasonably result in material liability to Versicor.

        3.12    Compliance with Applicable Laws.

          (a)  Except as disclosed in Schedule 3.12(a) of the Versicor Disclosure Schedule, Versicor has in effect all Permits necessary, under applicable laws, for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no default under any such Permit, except for the lack of Permits and for defaults under Permits, which lack or default individually or in the aggregate would not have a material adverse effect on Versicor. Except as set forth in Schedule 3.12(a) of the Versicor Disclosure Schedule, Versicor is not in violation of and has no liabilities, whether accrued, absolute, contingent or otherwise, under any applicable law, ordinance or regulation or any order, judgment, injunction, decree or other requirement of any court, arbitrator or governmental or regulatory body, relating to the operation of clinical testing laboratories, labor and employment practices, health and safety or zoning, except for violations of or liabilities under any of the foregoing which individually or in the aggregate would not have a material adverse effect on Versicor or the occurrence of the transactions contemplated by this Agreement in accordance with the terms of this Agreement. To Versicor's knowledge, there is no proceeding for the revocation, withdrawal or limitation, or threatening the revocation, withdrawal or limitation, of a Permit, nor are there any circumstances or facts that will cause the denial, limitation or revocation of any Permit for which an application has been submitted.

          (b)  Versicor is, and has been, in compliance in all material respects with all applicable Environmental Laws, except for noncompliance that individually or in the aggregate would not have a material adverse effect on Versicor. The term "Environmental Laws" as used in this Section 3.12 means any United States or other applicable law relating to: (i) emissions, discharges, releases or threatened releases of Hazardous Material (as defined below) into the environment, including, without limitation, into ambient air, soil, sediments, land surface or subsurface, buildings or facilities, surface water, groundwater, publicly owned treatment works, septic systems or land; (ii) the generation, treatment, storage, disposal, use, handling, manufacturing, transportation or shipment of Hazardous Material; (iii) protection of the environment; or (iv) employee health and safety.

          (c)  During the period of ownership or operation by Versicor of any of its current or previously owned or leased properties, there have been no violations of Environmental Laws relating to Hazardous Material, including releases in, on, under or affecting such properties or, to the knowledge of Versicor, any surrounding site, except in each case for those which individually or in the aggregate are not reasonably likely to have a material adverse effect on Versicor. To Versicor's knowledge, Versicor has not shipped any Hazardous Material to any disposal site for which it is or will be subject to any liability. As used in this Section 3.12, "Hazardous Material" means (i) hazardous materials, contaminants, constituents, medical wastes, hazardous or infectious wastes and hazardous substances as those terms are defined in the United States or other

Appendix A – page 31

  applicable laws, (ii) petroleum, including crude oil and any fractions thereof, (iii) natural gas, synthetic gas and any mixtures thereof, (iv) asbestos and/or asbestos-containing material, and (v) PCBs or materials or fluids containing PCBs in excess of 50 parts per million.

          (d)  Versicor is in material compliance with the rules and regulations of the NASD. Versicor has not received any written notice that the NASD has commenced or threatened to initiate any actions to delist the Versicor Common Stock listed on the Nasdaq National Market. Versicor has provided or made available to Biosearch and its counsel copies of all material correspondence between Versicor and the NASD, other than ordinary and customary correspondence with the NASD arising at or about the time of Versicor's public offerings wherein no material issues were raised and/or are currently outstanding.

          (e)  To Versicor's knowledge, Versicor possesses FDA approval or allowance of all material investigational or marketed product applications as are currently legally required and are necessary for the conduct of its business as now being conducted, a list of which is attached hereto as Schedule 3.12(e) of the Versicor Disclosure Schedule, true, correct and complete copies of which have been provided to Biosearch by Versicor.

          (f)    Versicor is in compliance in all material respects with all (i) United States federal, state and foreign laws applicable to the research, experimentation, production, marketing and sale of pharmaceutical products to the extent such laws are applicable to it and its activities, (ii) rules and regulations of the FDA and any comparable foreign regulatory agencies to the extent such rules and regulations are applicable to it, and (iii) product applications (including INDs) has been approved by the FDA under which Versicor has produced, experimented, marketed or sold any product on or after December 31, 2000, except in each case where the failure to be in such compliance would not, individually or in the aggregate, have a material adverse effect on Versicor.

          (g)  To Versicor's knowledge, as to each drug of Versicor for which a product application has been approved by, or an IND has been filed with, the FDA, the applicant and all persons performing operations covered by the application are in compliance with the requirements of the FDCA and the implementing regulations of the FDA, respectively, and all terms and conditions of the application, except where the failure to be in such compliance would not, individually or in the aggregate, have a material adverse effect on Versicor.

          (h)  Versicor has made available to Biosearch copies of any and all correspondence received from or issued by the FDA within the last three (3) years.

          (i)    At no time has Versicor, any person on behalf of Versicor or the FDA suspended, or threatened in writing to suspend, clinical trials of any of Versicor's product candidates based upon the exposure, or potential exposure, of participants in the clinical trials to unacceptable health risks or otherwise.

          (j)    Versicor has not received any written notice that the FDA has commenced or threatened in writing to initiate (i) any action to withdraw its approval or request the recall of any product of Versicor, (ii) any action to enjoin (A) production at any facility owned or used by Versicor or any person on behalf of Versicor, or (B) any facility (including any clinical facility where testing and/or trials occur) owned or used by Versicor or any person on behalf of Versicor, (iii) the withdrawal of approval of any product application (including any IND), other than such withdrawals of approval that would not, individually or in the aggregate, have a material adverse effect on Versicor, or (iv) any material civil penalty, injunction, seizure or criminal action.

          (k)  As to each product application submitted to, but not approved by, the FDA, and not withdrawn by Versicor or, to Versicor's knowledge, applicants acting on its behalf as of the date of this Agreement, Versicor has complied in all material respects with the requirements of the FDCA and implementing FDA regulations and has provided all additional information and taken all

Appendix A – page 32

  additional action that has been deemed appropriate by Versicor in connection with such application, including, without limitation, complying with the terms of any existing product development program for any product candidate or completing clinical trials for a product candidate within the applicable time frame. Versicor has provided to Biosearch copies of (1) all submissions to the FDA regarding product approvals, and (2) all evidence of approvals, disapprovals and withdrawals of product applications.

        3.13    Intellectual Property.

          (a)  To Versicor's knowledge, except as set forth in Schedule 3.13(a) of the Versicor Disclosure Schedule, Versicor owns or has a valid right to use under applicable United States and international trademark, copyright and patent laws all Intellectual Property used in or necessary for the conduct of the business of Versicor as currently conducted (collectively, the "Versicor Intellectual Property").

          (b)  Schedule 3.13(b) of the Versicor Disclosure Schedule sets forth a true, correct and complete list of all Versicor Intellectual Property that is owned by Versicor and that constitutes United States and foreign (i) Patents, (ii) Trademark registrations (including Internet domain registrations) and applications and material unregistered Trademarks, indicating for each, the application serial number or registration number, the class of goods covered and the expiration date for each country in which a trademark has been registered, and (iii) copyright registrations and applications, indicating for each, the applicable jurisdiction, registration number (or application number), and date of issue (or date filed).

          (c)  Schedule 3.13(c) of the Versicor Disclosure Schedule sets forth a true, correct and complete list of all Versicor Intellectual Property consisting of license agreements granting any right to use or practice any rights under any Versicor Intellectual Property, whether Versicor is the licensee or licensor thereunder, and any written settlements relating to any Versicor Intellectual Property to which Versicor is a party or otherwise bound (collectively, the "Versicor License Agreements"), indicating for each the title, the parties, date executed and the Versicor Intellectual Property covered thereby. The Versicor Intellectual Property consisting of license agreements in which Versicor is the licensee, as listed in Schedule 3.13(c) of the Versicor Disclosure Schedule, constitutes all material licenses used by Versicor in connection with its business.

          (d)  Except as set forth in Schedule 3.13(d) of the Versicor Disclosure Schedule or in the ordinary course of its business, Versicor has not licensed or sublicensed their rights in any material Versicor Intellectual Property other than pursuant to the Versicor License Agreements, and no royalties, honoraria or other fees are payable by Versicor for the use of or right to use any Versicor Intellectual Property, except pursuant to the Versicor License Agreements.

          (e)  Except as set forth in Schedule 3.13(e) of the Versicor Disclosure Schedule, the Versicor Intellectual Property owned by Versicor is free and clear of all Liens, and Versicor is listed in the records of the appropriate United States, state, foreign or international agency as the sole owner of record for each application and registration listed in Schedule 3.13(b) of the Versicor Disclosure Schedule.

          (f)    Except as set forth in Schedule 3.13(f) of the Versicor Disclosure Schedule, the Versicor Intellectual Property listed on Schedule 3.13(b) of the Versicor Disclosure Schedule is valid and subsisting, in full force and effect, and has not been cancelled, expired, or abandoned. There is no pending or, to Versicor's knowledge, threatened opposition, interference or cancellation proceedings against the registrations listed on Schedule 3.13(b) of the Versicor Disclosure Schedule, or against any Versicor Intellectual Property not owned by Versicor.

          (g)  Except as set forth in Schedule 3.13(g) of the Versicor Disclosure Schedule, Versicor has not received any notice of invalidity or infringement of any rights of others with respect to the

Appendix A – page 33

  Versicor Intellectual Property. No person has notified Versicor that it is claiming any ownership of or right to use the Versicor Intellectual Property. No person, to the knowledge of Versicor, is infringing upon the Versicor Intellectual Property in any way, except where such use would not have, individually or in the aggregate, a material adverse effect on Versicor. To Versicor's knowledge, the use of the Versicor Intellectual Property by Versicor does not and will not conflict with, infringe upon or otherwise violate the valid rights of any third party, and no action has been instituted against or notice received by Versicor or any of its subsidiaries that are presently outstanding alleging that the use of the Versicor Intellectual Property infringes upon or otherwise violates any rights of a third party in or to such Intellectual Property. Versicor has no knowledge that the contents of any of the patents have been previously submitted to any patent office by another party or parties who have prior rights with respect to such patent or patent application.

          (h)  Except as set forth in Schedule 3.13(h) of the Versicor Disclosure Schedule, the consummation of the transactions contemplated hereby will not result in the loss or material impairment of Versicor's rights to own or use any of the Versicor Intellectual Property, nor will it require the consent of any Governmental Entity or third party in respect of any such Intellectual Property.

          (i)    Versicor has taken reasonable measures to protect the confidentiality of its Trade Secrets, including requiring its employees and independent contractors having access thereto (excepting legal counsel) to execute written confidentiality agreements. To Versicor's knowledge, there have been no breaches or alleged breaches of any such confidentiality agreements or unauthorized disclosures of said Trade Secrets.

          (j)    Except as set forth in Schedule 3.13(j) of the Versicor Disclosure Schedule, each past and present employee or contractor of Versicor has executed a written invention assignment agreement, substantially in either of the forms attached to Schedule 3.13(j) of the Versicor Disclosure Schedule (the "Versicor Invention Agreement"), pursuant to which such employee or contractor has assigned to Versicor all Intellectual Property rights arising out of the employment or contracting relationship with Versicor (the "Versicor Invention Assignment Agreements"), copies of which have been delivered by Versicor to Biosearch or its counsel.

        3.14    Agreements Regarding Employees; Labor Disputes.    Schedule 3.14 of the Versicor Disclosure Schedule summarizes the material terms of, including, without limitation, any payment obligations under, all labor union, collective bargaining and employment agreements (or agreements in the nature thereof), whether written or oral, between Versicor and its employees. Except as set forth on Schedule 3.14 of the Versicor Disclosure Schedule, (i) there is no labor strike, work stoppage or other labor dispute or unrest, pending or threatened in writing by any employee of Versicor that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Versicor, and Versicor enjoys generally good working relationships with its employees, and (ii) there are no openly asserted or overtly threatened claims made against Versicor by any employees or other individuals, or labor, administrative, social security, pension or insurance authorities, related to discrimination, harassment, wrongful termination or unpaid benefits, without limitation, that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Versicor. Versicor has committed no violations of, nor is Versicor responsible for violations of, federal immigration laws that would reasonably be expected to have a material adverse effect on Versicor. Versicor has complied in all material respects with the individual terms and conditions of employment or service agreements with respect to each of its employees (and each of its former employees and independent contractors or consultants).

        3.15    Contracts; Debt Instruments.    Except as set forth on Schedule 3.15 of the Versicor Disclosure Schedule, Versicor is not a party to or bound by (i) any "material contract" (meaning by that, any contract that requires that payments or repayments by Versicor exceeding Fifty Thousand

Appendix A – page 34

United States Dollars ($50,000) in the aggregate), (ii) any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, all or any material portion of the business of Versicor is conducted, (iii) any contract the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of any of the transactions contemplated by this Agreement, (iv) any exclusive supply or purchase contracts or any exclusive requirements contracts or (v) any contract or other agreement which would prohibit or materially delay the consummation of the Merger or any of the transactions contemplated by this Agreement (all contracts of the types described in clauses (i), (ii), (iii), (iv) and (v) above being referred to herein as "Versicor Material Contracts"). Versicor has delivered to Biosearch prior to the date of this Agreement, true, correct and complete copies of all Versicor Material Contracts. Each Versicor Material Contract is valid and binding on Versicor and is in full force and effect, and Versicor has in all material respects performed all obligations required to be performed by it to date under each Versicor Material Contract, except where such non-compliance, individually or in the aggregate, would not have a material adverse effect on Versicor. Versicor does not know of, or has not received notice of (x) any termination, cancellation or revocation with respect to, or (y) any violation or default under (nor, to the knowledge of Versicor, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Versicor Material Contract.

        3.16    Financial Advisors.

          (a)  Versicor has received the written opinion of Lehman Brothers Inc., with its principal place of business at 745 7th Avenue, 24thFloor, New York, New York 10019, dated the date of this Agreement, to the effect that, as of such date, the consideration to be paid by Versicor in the Merger is fair to Versicor and the stockholders of Versicor from a financial point of view, and Versicor's Board of Directors has accepted such opinion. A copy of such signed opinion has been delivered to Biosearch and its counsel.

          (b)  Neither Versicor nor any of its officers, directors or employees has employed any broker or finder (other than Lehman Brothers Inc.) or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for Versicor in connection with this Agreement or the transactions contemplated hereby.

        3.17    Title to Properties.    Schedule 3.17 of the Versicor Disclosure Schedule lists all real property interests owned by Versicor and all real property leases to which Versicor is a party, and each amendment thereto, that are in effect as of the date of this Agreement. All such current leases are in full force and effect, are valid and effective in accordance with their respective terms and there is not, under any of the leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) that would give rise to a material claim against Versicor. Versicor has good and marketable title to, or valid leasehold interests in, all their material properties and assets, except where such failure, individually or in the aggregate, would not have a material adverse effect on Versicor.

        3.18    Insurance.    Versicor is, and at all times since its initial public offering has been, insured with reputable insurers against all risks normally insured against by companies in similar lines of business, and all of the insurance policies and bonds maintained by Versicor are in full force and effect. At no time has Versicor been unable to obtain, or been denied, product liability or other insurance. Schedule 3.18 of the Versicor Disclosure Schedule contains a list of all insurance policies currently held by Versicor and contains a listing of all open workers compensation and general liability claims as of December 31, 2001. These claims, individually or in the aggregate, would not have a material adverse effect on Versicor. To the knowledge of Versicor, all necessary notifications of claims have been made to its insurance carriers.

Appendix A – page 35

        3.19    Third Party Reimbursement Policies.    Versicor is in material compliance with all applicable United States and other foreign laws and regulations governing reimbursement for the purchase of pharmaceutical products. Schedule 3.19 of the Versicor Disclosure Schedule discloses all material reimbursement policies applicable to any of Versicor's products, together with a list of all existing agreements between Versicor and any government health authorities or private health insurers and/or other organizations. Versicor has not received any indication from any public health service or private health insurer that a satisfactory reimbursement policy will not be made available to Versicor for any of its products.

        3.20    Rights Plan.    Versicor has taken all action so that (i) no shareholder of Biosearch shall be an "Acquiring Person" as a result of the transactions contemplated hereby, and (ii) the entering into this Agreement and the consummation of the Merger and the other transactions contemplated hereby will not result in the grant of any rights to any person under the Rights Plan or enable or require the Preferred Stock Purchase Rights to be exercised, distributed or triggered.

        3.21    Insider Interests.    Except as described in Schedule 3.21 of the Versicor Disclosure Schedule, no Versicor Significant Stockholder or member of the Board of Directors of Versicor: (a) has any interest in any assets or property (whether real or personal, tangible or intangible) of or used in the business of Versicor or any subsidiary of Versicor (other than as an owner of outstanding securities of Versicor), (b) has any direct or indirect interest of any nature whatever in any person or business which competes with, conducts any business similar to, has any arrangement or agreement (including arrangements regarding the shared use of personnel or facilities) with (whether as a customer or supplier or otherwise), or is involved in any way with, Versicor, or (c) is indebted or otherwise obligated to Versicor. Versicor is not indebted or otherwise obligated to any such person, except for amounts due under normal arrangements applicable to all employees generally as to salary or reimbursement of ordinary business expenses not unusual in amount or significance. As of the date hereof, to the knowledge of Versicor there are no losses, claims, damages, costs, expenses, liabilities or judgments which would entitle any director, officer or employee of Versicor to indemnification by Versicor under applicable law, the Certificate of Incorporation or Bylaws of Versicor or any insurance policy maintained by Versicor.

        3.22    Voting Requirements.    The affirmative vote of the holders of a majority of the outstanding shares of Versicor Common Stock are the only votes of the holders of any class or series of Versicor's capital stock necessary to approve the Merger, this Agreement and the transactions contemplated by this Agreement; provided, that, the issuance of shares of Versicor Common Stock as Merger Consideration pursuant to this Agreement and the transactions contemplated hereby must be approved by a majority of the votes cast in person or by proxy at the Versicor Stockholders' Meeting.

ARTICLE IV
COVENANTS RELATING TO CONDUCT OF BUSINESS

        4.1    Conduct of Business by Biosearch.    During the period from the date of this Agreement to the Effective Time, Biosearch shall, and shall cause its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them. Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time or until the earlier termination of this Agreement pursuant to its terms, Biosearch shall not, and shall not permit

Appendix A – page 36

any of its subsidiaries to, except (i) as contemplated by this Agreement, or (ii) with the prior written consent of Versicor:

          (a)  (i) declare, set aside or pay (whether in cash, stock, property or otherwise) any dividends on, or make any other distributions in respect of, any of its capital stock or other securities (whether voting or otherwise), other than dividends and distributions by any direct or indirect wholly-owned subsidiary of Biosearch to Biosearch, (ii) split, combine or reclassify any of its capital stock or other securities (whether voting or otherwise) or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other securities (whether voting or otherwise), or (iii) purchase, redeem or otherwise acquire any shares of capital stock or other securities (whether voting or otherwise) of Biosearch or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

          (b)  other than (1) the issuance of Biosearch Ordinary Shares upon the exercise of Biosearch Stock Options outstanding on the date of this Agreement in accordance with their present terms, or (2) the issuance of Biosearch Stock Options under the Biosearch Stock Option Plan in the ordinary course of business generally consistent with past practice, (i) issue, deliver, sell, award, pledge, dispose of or otherwise encumber or authorize or propose the issuance, delivery, grant, sale, award, pledge or other encumbrance (including limitations in voting rights) or authorization of, any shares of its capital stock, any securities (whether voting or otherwise) or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, (ii) amend or otherwise modify the terms of any such rights, warrants or options (except as expressly contemplated by this Agreement), or (iii) accelerate the vesting of any of the Biosearch Stock Options;

          (c)  amend its Articles of Association, Bylaws or other comparable charter or organizational documents (or the comparable organizational documents of any of its subsidiaries);

          (d)  acquire or agree to acquire (for cash or shares of stock or otherwise) (i) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof, or (ii) any assets other than in connection with purchases of inventory, fixtures, furniture and equipment in the ordinary course of business consistent with past practice, provided, however, that in no event shall purchase orders for receipt of merchandise after July 31, 2002 be made without the prior written consent of Versicor;

          (e)  enter into or commit to enter into any lease with a lease commencement date on or after July 31, 2002;

          (f)    mortgage or otherwise encumber or subject to any Lien, or sell, lease, exchange or otherwise dispose of any of, its properties or assets, except for sales of its properties or assets in the ordinary course of business consistent with past practice;

          (g)  (i) incur any indebtedness for borrowed money except in the ordinary course of business consistent with past practices or pursuant to the terms of existing loans, or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Biosearch or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or (ii) make any loans, advances or capital contributions to, or investments in, any other person, other than to Biosearch or any direct or indirect wholly owned subsidiary of Biosearch;

Appendix A – page 37

          (h)  make or agree to make any new capital expenditures which individually exceed US$250,000 or which in the aggregate exceed US$1,000,000, except for leasehold improvements, furniture and fixtures in the ordinary course of business consistent with past practice;

          (i)    make or rescind any express or deemed material election relating to taxes, settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its income tax returns for any taxable year, except as may be required by applicable law;

          (j)    pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated Biosearch Financial Statements (or the notes thereto) or incurred in the ordinary course of business consistent with past practice;

          (k)  except in the ordinary course of business consistent with past practice, or as otherwise required by applicable law or by the terms of any Plan, (i) increase the rate or terms of compensation payable or to become payable generally to any of Biosearch's or any of its subsidiaries' directors, officers or employees other than usual and customary increases to non-management employees and except as permitted or contemplated by employment agreements, (ii) pay or agree to pay any pension, retirement allowance, severance, continuation or termination benefit or other employee benefit not provided for by any existing pension plan, Benefit Plan or employment agreement described on Schedule 2.11 of the Biosearch Disclosure Schedule, or (iii) establish, adopt or commit itself to any additional pension, profit sharing, bonus, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, continuation pay, termination pay, retirement or other employee benefit plan, agreement or arrangement, or increase the rate or terms of any employee plan or benefit arrangement, or amend or modify or increase the rate or benefits under or take any action to accelerate the rights or benefits under any collective bargaining agreement or any employee benefit plan, agreement or arrangement, including any Biosearch Stock Option Plan or any other Biosearch Benefit Plan;

          (l)    except in the ordinary course of business consistent with past practice and on reasonable terms, or as set forth on Schedule 4.1(l) of the Biosearch Disclosure Schedule, modify, amend, renew, fail to renew or terminate any material contract or agreement to which Biosearch or any subsidiary is a party or waive, release or assign any material rights or claims;

          (m)  change fiscal years;

          (n)  take any material actions or make any material management decisions with respect to the conduct of Biosearch's business;

          (o)  take any action in furtherance of relinquishing any of Biosearch's Intellectual Property Rights (including, without limitation, responding to any office or related action with any patent and trademark office or the equivalent thereof); or

          (p)  authorize any of, or commit or agree to take any of, the foregoing actions.

        4.2    Conduct of Business by Versicor.    During the period from the date of this Agreement to the Effective Time, Versicor shall carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, use all reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers and

Appendix A – page 38

employees and preserve its relationships with customers, suppliers and others having business dealings with it. Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time or until the earlier termination of this Agreement pursuant to its terms, Versicor shall not, except (i) as contemplated by this Agreement or (ii) with the prior written consent of Biosearch:

          (a)  (i) declare, set aside or pay (whether in cash, stock, property or otherwise) any dividends on, or make any other distributions in respect of, any of its capital stock or other securities (whether voting or otherwise), (ii) split, combine or reclassify any of its capital stock or other securities (whether voting or otherwise) or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other securities (whether voting or otherwise) or (iii) purchase, redeem or otherwise acquire any shares of capital stock or other securities (whether voting or otherwise) of Versicor or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

          (b)  other than (1) as described in Schedule 4.2(b) of the Versicor Disclosure Schedule, (2) the issuance of Versicor Common Stock upon the exercise of Versicor Stock Options outstanding on the date of this Agreement in accordance with their present terms or in accordance with the terms of any employment agreements existing on the date of this Agreement or entered into in the ordinary course of business generally consistent with past practice, (3) the issuance of Versicor Stock Options under the Versicor Stock Option Plans of Versicor in the ordinary course of business generally consistent with past practice, or (4) pursuant to this Agreement, (i) issue, deliver, sell, award, pledge, dispose of or otherwise encumber or authorize or propose the issuance, delivery, grant, sale, award, pledge or other encumbrance (including limitations in voting rights) or authorization of, any shares of its capital stock, any other securities (whether voting or otherwise) or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, (ii) amend or otherwise modify the terms of any such rights, warrants or options, or (iii) accelerate the vesting of any of outstanding Versicor Stock Options;

          (c)  amend its Certificate of Incorporation, Bylaws or other comparable charter or organizational documents;

          (d)  acquire or agree to acquire (for cash or shares of stock or otherwise) (i) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof, or (ii) any assets other than in connection with purchases of inventory, fixtures, furniture and equipment in the ordinary course of business consistent with past practice, provided, however, that in no event shall purchase orders for receipt of merchandise after July 31, 2002, be made without the prior written consent of Biosearch;

          (e)  enter into or commit to enter into any lease with a lease commencement date on or after July 31, 2002;

          (f)    mortgage or otherwise encumber or subject to any Lien, or sell, lease, exchange or otherwise dispose of any of, its properties or assets, except for sales of its properties or assets in the ordinary course of business consistent with past practice;

          (g)  (i) incur any indebtedness for borrowed money except in the ordinary course of business consistent with past practices or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Versicor, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or (ii) make any loans, advances or capital contributions to, or investments in, any other person;

Appendix A – page 39

          (h)  make or agree to make any new capital expenditures which individually exceed US$250,000 or which in the aggregate exceed US$1,000,000, except for leasehold improvements, furniture and fixtures in the ordinary course of business consistent with past practice;

          (i)    make or rescind any express or deemed material election relating to taxes, settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its income tax returns for any taxable year, except as may be required by applicable law;

          (j)    pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated Versicor Financial Statements (or the notes thereto) or incurred in the ordinary course of business consistent with past practice;

          (k)  except in the ordinary course of business consistent with past practice, or as otherwise required by applicable law or by the terms of any Plan, (i) increase the rate or terms of compensation payable or to become payable generally to any of Versicor's directors, officers or employees other than usual, customary or previously-agreed to increases to non-management employees, (ii) pay or agree to pay any pension, retirement allowance, severance, continuation or termination benefit or other employee benefit not provided for by any existing pension plan, Benefit Plan or employment agreement described in the Versicor SEC Documents filed prior to the date of this Agreement and publicly available, or (iii) except as pursuant to this Agreement and the transactions contemplated thereby, establish, adopt or commit itself to any additional pension, profit sharing, bonus, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, continuation pay, termination pay, retirement or other employee benefit plan, agreement or arrangement, or increase the rate or terms of any employee plan or benefit arrangement, or amend or modify or increase the rate or benefits under or take any action to accelerate the rights or benefits under any collective bargaining agreement or any employee benefit plan, agreement or arrangement, including any Versicor Benefit Plan;

          (l)    except in the ordinary course of business consistent with past practice and on reasonable terms, or as set forth on Schedule 4.2(l) of the Versicor Disclosure Schedule, modify, amend, renew, fail to renew or terminate any material contract or agreement to which Versicor is a party or waive, release or assign any material rights or claims;

          (m)  change fiscal years;

          (n)  take any material actions or make any material management decisions with respect to the conduct of Versicor's business;

          (o)  take any action in furtherance of relinquishing any of Versicor's Intellectual Property Rights (including, without limitation, responding to any office or related action with any patent and trademark office or the equivalent thereof); or

          (p)  authorize any of, or commit or agree to take any of, the foregoing actions.

        4.3    No Solicitation by Versicor.

          (a)  Versicor shall not, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it to, directly or indirectly through another person, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed to facilitate, any

Appendix A – page 40

  inquiries or the making of any proposal the consummation of which would constitute an Alternative Transaction (as hereinafter defined) or (ii) participate in any discussions or negotiations regarding any Alternative Transaction; provided, however, that if, at any time prior to the Versicor Stockholder Approval, the Board of Directors of Versicor determines in good faith, after receipt of advice from outside counsel, that the failure to provide such information or participate in such negotiations or discussions would result in a reasonable possibility that the Board of Directors of Versicor would breach its fiduciary duties to Versicor's stockholders under applicable law, Versicor may, in response to any such proposal that was not solicited by it or which did not otherwise result from a breach of this Section 4.3(a), and subject to compliance with Section 4.3(c) hereof, (x) furnish information with respect to Versicor to any person pursuant to a customary confidentiality agreement containing terms as to confidentiality no less restrictive than the Confidentiality Agreement dated May 3, 2001 entered into between Biosearch and Versicor (the "Confidentiality Agreement"), and (y) participate in negotiations regarding such proposal. For purposes of this Agreement "Alternative Transaction" means any of (i) a transaction or series of transactions pursuant to which any person (or group of persons) other than Versicor and other than Biosearch and its subsidiaries (a "Third Party") acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 20% of the outstanding shares of Biosearch or Versicor, as the case may be, whether from Biosearch or Versicor or pursuant to a tender offer or exchange offer or otherwise, (ii) any acquisition or proposed acquisition of Biosearch or any of its significant subsidiaries or Versicor, as the case may be, by a merger or other business combination (including any so called "merger of equals" and whether or not Biosearch or any of its significant subsidiaries or Versicor, as the case may be, is the entity surviving any such merger or business combination), or (iii) any other transaction pursuant to which any Third Party acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding equity securities of subsidiaries of Biosearch or Versicor, as the case may be, and any entity surviving any merger or combination including any of them) of Biosearch or any of its subsidiaries or Versicor, as the case may be, for consideration equal to 20% or more of the fair market value of all of the outstanding shares of Biosearch Ordinary Shares or all of the outstanding shares of Versicor Common Stock, as the case may be, on the date prior to the date hereof.

          (b)  Neither the Board of Directors of Versicor nor any committee thereof shall (i) except as expressly permitted by this Section 4.3, withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Biosearch, the approval or recommendation by such Board of Directors or such committee of the Merger, or this Agreement, or the issuance of Versicor Common Stock in connection with the Merger, (ii) approve or recommend, or propose publicly to approve or recommend, any Alternative Transaction, or (iii) cause Versicor to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, a "Versicor Acquisition Agreement") related to any Alternative Transaction. Notwithstanding the foregoing, in the event that prior to the Versicor Stockholder Approval the Board of Directors of Versicor determines in good faith, after it has received a Versicor Superior Proposal (as defined below) and after receipt of advice from outside counsel, that the failure to take any of the actions described in clauses (i), (ii) and (iii) above would result in a reasonable possibility that the Board of Directors of Versicor would breach its fiduciary duties to Versicor's stockholders under applicable law, the Board of Directors of Versicor may (subject to this and the following sentences) inform Versicor stockholders that it no longer believes that the Merger or this Agreement is advisable and no longer recommends approval (a "Versicor Subsequent Determination"), but only at a time that is after the seventh business day following Biosearch's receipt of written notice advising Biosearch that the Board of Directors of Versicor has received a Versicor Superior Proposal, specifying the material terms and conditions of such Versicor Superior Proposal, identifying the person making such Versicor Superior Proposal and stating that it intends

Appendix A – page 41

  to make a Versicor Subsequent Determination. After providing such notice, Versicor shall provide a reasonable opportunity to Biosearch to make such adjustments in the terms and conditions of this Agreement as would enable Versicor to proceed with its recommendation to stockholders without making a Versicor Subsequent Determination; provided, however, that any such adjustments shall be at the discretion of the parties at such time. For purposes of this Agreement, a "Versicor Superior Proposal" means any proposal (on its most recently amended or modified terms, if amended or modified) made by a Third Party to enter into an Alternative Transaction on terms which the Board of Directors of Versicor determines in its good faith judgment (based on the advice of an independent financial advisor of internationally recognized reputation) to be more favorable to Versicor's stockholders than the Merger taking into account all relevant factors (including whether, in the good faith judgment of the Board of Directors of Versicor, after obtaining advice from the independent financial advisor of internationally recognized reputation, the third party is reasonably able to finance the transaction, and any proposed changes to this Agreement that may be proposed by Biosearch in response to such Alternative Transaction). Notwithstanding any other provision of this Agreement, Versicor shall submit this Agreement to its stockholders whether or not the Board of Directors of Versicor makes a Versicor Subsequent Determination.

          (c)  In addition to the obligations of Versicor set forth in paragraphs (a) and (b) of this Section 4.3, Versicor shall promptly advise Biosearch orally and in writing of any request for information or of any proposal in connection with an Alternative Transaction, the material terms and conditions of such request or proposal and the identity of the person making such request or proposal. Versicor will keep Biosearch reasonably informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a current basis.

          (d)  Nothing contained in this Section 4.3 shall prohibit Versicor from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, or (ii) making any disclosure to its stockholders if, in the good faith judgment of the Board of Directors of Versicor, after receipt of advice from outside counsel, failure so to disclose would be inconsistent with its fiduciary duties to holders of Versicor's securities under applicable law; provided, however, that Versicor agrees to provide Biosearch with a copy of such disclosure prior to such disclosure.

        4.4    No Solicitation by Biosearch.

          (a)  Biosearch shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal the consummation of which would constitute an Alternative Transaction, or (ii) participate in any discussions or negotiations regarding any Alternative Transaction; provided, however, that if, at any time prior to the Biosearch Shareholder Approval, the Board of Directors of Biosearch determines in good faith, after receipt of advice from outside counsel, that the failure to provide such information or participate in such negotiations or discussions would result in a reasonable possibility that the Board of Directors of Biosearch would breach its fiduciary duties to Biosearch's shareholders under applicable law, Biosearch may, in response to any such proposal that was not solicited by it or that did not otherwise result from a breach of this Section 4.4(a), and subject to compliance with Section 4.4(c) hereof, (x) furnish information with respect to Biosearch and its subsidiaries to any person pursuant to a customary confidentiality agreement containing terms as to confidentiality no less restrictive than the terms of the Confidentiality Agreement, and (y) participate in negotiations regarding such proposal.

Appendix A – page 42

          (b)  Neither the Board of Directors of Biosearch nor any committee thereof shall (i) except as expressly permitted by this Section 4.4, withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Versicor, the approval or recommendation by such Board of Directors or such committee of the Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Alternative Transaction, or (iii) cause Biosearch to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, a "Biosearch Acquisition Agreement") related to any Alternative Transaction. Notwithstanding the foregoing, in the event that prior to the Biosearch Shareholder Approval the Board of Directors of Biosearch determines in good faith, after it has received a Biosearch Superior Proposal (as defined below) and after receipt of advice from outside counsel, that the failure to do so would result in a reasonable possibility that the Board of Directors of Biosearch would breach its fiduciary duties to Biosearch's shareholders under applicable law, the Board of Directors of Biosearch may (subject to this and the following sentences) inform Biosearch shareholders that it no longer believes that the Merger or this Agreement is advisable and no longer recommends approval (a "Biosearch Subsequent Determination"), but only at a time that is after the seventh business day following Versicor's receipt of written notice advising Versicor that the Board of Directors of Biosearch has received a Biosearch Superior Proposal specifying the material terms and conditions of such Superior Proposal, identifying the person making such Biosearch Superior Proposal and stating that it intends to make a Biosearch Subsequent Determination. After providing such notice, Biosearch shall provide a reasonable opportunity to Versicor to make such adjustments in the terms and conditions of this Agreement as would enable Biosearch to proceed with its recommendation to shareholders without making a Biosearch Subsequent Determination; provided, however, that any such adjustments shall be at the discretion of the parties at such time. For purposes of this Agreement, a "Biosearch Superior Proposal" means any proposal (on its most recently amended or modified terms, if amended or modified) made by a Third Party to enter into an Alternative Transaction which the Board of Directors of Biosearch determines in its good faith judgment (based on the advice of an independent financial advisor of internationally recognized reputation) to be more favorable to Biosearch's shareholders than the Merger taking into account all relevant factors (including whether, in the good faith judgment of the Board of Directors of Biosearch, after obtaining advice from the independent financial advisor of internationally recognized reputation, the third party is reasonably able to finance the transaction, and any proposed changes to this Agreement that may be proposed by Versicor in response to such Alternative Transaction). Notwithstanding any other provision of this Agreement, Biosearch shall submit this Agreement to its stockholders whether or not the Board of Directors of Biosearch makes a Biosearch Subsequent Determination.

          (c)  In addition to the obligations of Biosearch set forth in paragraphs (a) and (b) of this Section 4.4, Biosearch shall promptly advise Versicor orally and in writing of any request for information or of any proposal in connection with an Alternative Transaction, the material terms and conditions of such request or proposal and the identity of the person making such request or proposal. Biosearch will keep Versicor reasonably informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a current basis.

          (d)  Nothing contained in this Section 4.4 shall prohibit Biosearch from making any disclosure to its shareholders in accordance with the applicable provisions of Italian Law if, in the good faith judgment of the Board of Directors of Biosearch, after receipt of advice from outside counsel, failure so to disclose would be inconsistent with its fiduciary duties to Biosearch's shareholders under applicable law; provided, however, that Biosearch shall provide a copy of such disclosure to Versicor prior to such disclosure.

Appendix A – page 43

        4.5    Other Actions.    Neither Biosearch nor Versicor shall, nor shall Biosearch permit any of its subsidiaries to, take any action that would result in (a) any of the representations and warranties of such party set forth in this Agreement that are qualified as to materiality becoming untrue, incorrect or incomplete or (b) any of such representations and warranties that are not so qualified becoming untrue, incorrect or incomplete in any material respect.

ARTICLE V
ADDITIONAL AGREEMENTS

        5.1    Preparation of Proxy Statement, Registration Statement, Information Document and Listing Particulars; Shareholders' and Stockholders' Meetings.

          (a)  As promptly as practicable after the execution of this Agreement, (i) Versicor shall prepare and file with the SEC a proxy statement relating to the meeting of the Versicor's stockholders to obtain the Versicor Stockholder Approval (together with any amendments thereof or supplements thereto, the "Proxy Statement"), and (ii) Versicor shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the "Registration Statement"), in which the Proxy Statement shall be included as part of the prospectus, in connection with the registration under the Securities Act of the shares of Versicor Common Stock to be issued to the holders of Biosearch Ordinary Shares pursuant to the Merger. Each of Versicor and Biosearch shall use all reasonable efforts to cause the Registration Statement to become effective as promptly as practicable, and shall take all or any action required under any applicable federal or state securities laws in connection with the issuance of shares of Versicor Common Stock pursuant to the Merger. As promptly as practicable after the execution of this Agreement, in accordance with applicable rules and regulations of CONSOB and the Borsa Italiana, (y) Biosearch shall prepare and file with the Borsa Italiana and make available at Biosearch's registered office in Milan, Italy, an information document relating to the Biosearch Shareholders' Meeting (together with any amendments thereof or supplements thereto, the "Information Document"), and (z) Versicor shall prepare (with the cooperation of Biosearch) and file with the CONSOB a listing application (the "Listing Particulars") for the listing of the shares of Versicor Common Stock on the Nuovo Mercato. Each of Versicor and Biosearch shall furnish all information concerning itself to the other as the other may reasonably request in connection with such actions and the preparation of the Information Document, Proxy Statement, Registration Statement and Listing Particulars, provided that neither party shall use any such information without the prior consent of the other party or if doing so would violate or cause a violation of United States or Italian securities laws. Biosearch authorizes Versicor to utilize in the Registration Statement and in all such state filed materials, the information concerning Biosearch and its subsidiaries provided to Versicor in connection with, or contained in, the Proxy Statement. Versicor will promptly advise Biosearch when the Registration Statement has become effective and of any supplements or amendments thereto, and Biosearch shall not distribute any written material that would constitute, as advised by counsel to Biosearch, a "prospectus" relating to the Merger or the Versicor Common Stock within the meaning of the Securities Act or any applicable state securities law without the prior written consent of Versicor. As promptly as practicable after the Registration Statement shall have become effective, Versicor shall mail the Proxy Statement to its stockholders.

          (b)  Versicor agrees promptly to advise Biosearch if at any time prior to the Biosearch Shareholders' Meeting any information provided by it in the Information Document is or becomes untrue, incorrect or incomplete in any material respect and to provide Biosearch with the information needed to correct such inaccuracy or omission. Versicor will furnish Biosearch with such supplemental information as may be necessary in order to cause the Information Document, insofar as it relates to Versicor, to comply with applicable law after Biosearch files such document

Appendix A – page 44

  with the CONSOB and/or the Borsa Italiana and makes such documents available at its principal offices in Milan.

          (c)  Biosearch agrees promptly to advise Versicor if at any time prior to the Versicor Stockholders' Meeting any information provided by it in the Proxy Statement is or becomes untrue, incorrect or incomplete in any material respect and to provide Versicor with the information needed to correct such inaccuracy or omission. Biosearch will furnish Versicor with such supplemental information as may be necessary in order to cause the Proxy Statement, insofar as it relates to Biosearch and its subsidiaries, to comply with applicable law after the mailing thereof to stockholders of Versicor.

          (d)  As soon as practicable following the date of this Agreement in accordance with all applicable rules and regulations of the SEC, the CONSOB and the Borsa Italiana and DGCL and Italian Law, each of Biosearch and Versicor shall call and hold a meeting of its respective shareholders and stockholders (the "Biosearch Shareholders' Meeting" and the "Versicor Stockholders' Meeting", respectively), for the purpose of obtaining Biosearch Shareholder Approval and the Versicor Stockholder Approval, respectively. Versicor shall use reasonable efforts to obtain the Versicor Stockholder Approval, and through its Board of Directors, shall (subject to Section 4.3) recommend to its stockholders the obtaining of the Versicor Stockholder Approval. Biosearch shall use reasonable efforts to obtain the Biosearch Shareholder Approval, and through its Board of Directors, shall (subject to Section 4.4) recommend to its shareholders the obtaining of the Biosearch Shareholder Approval. At the Versicor Stockholders' Meeting, all of the shares of Versicor Common Stock then owned by Biosearch or any of Biosearch's subsidiaries shall be voted in favor of the Merger.

          (e)  Each of Biosearch's and Versicor's obligations under this Section 5.1 shall at all times remain subject to the provisions of Sections 4.3(b) and 4.4(b) hereof, respectively, in the event that under the circumstances described therein, the Board of Directors of Biosearch shall have made a Biosearch Subsequent Determination or the Board of Versicor shall have made a Versicor Subsequent Determination, as the case may be.

        5.2    Access to Information; Regulatory Communications.

          (a)  Versicor and Biosearch shall, and Biosearch shall cause its subsidiaries to, afford the other party, and the officers, employees, accountants, counsel, financial advisors and other representatives of such other party, reasonable access, by giving one (1) day prior notice, during normal business hours during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and, during such period, Versicor and Biosearch shall, and Biosearch shall cause each of its subsidiaries to, furnish promptly to the other party, (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of United States federal or state or Italian securities laws, and (ii) all other information concerning its business, properties and personnel as such other party may reasonably request. Each of Biosearch and Versicor will hold, and will cause its respective officers, employees, accountants, counsel, financial advisers and other representatives and affiliates to hold, any confidential information in accordance with the Confidentiality Agreement.

          (b)  Versicor and Biosearch shall notify and consult with each other promptly (i) after receipt of a material communication from any Regulatory Agency and before giving any material submission to such Regulatory Agency, and (ii) prior to making any material change to a study protocol, the addition of new trials, or a material change to the development timeline for any of its product candidates or programs; provided, however, that in the event either Versicor or Biosearch (x) is orally contacted by a Regulatory Agency, and (y) has made a good faith effort to include representatives of the other party in such discussion without success, then Versicor or Biosearch, as

Appendix A – page 45

  appropriate, shall be allowed to participate in such discussions without the other party and shall promptly inform the other party of the content of such discussions.

        5.3    Reasonable Efforts; Notification.

          (a)  Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the making of all necessary registrations and filings (including filings with Governmental Entities and Regulatory Agencies, if any), (ii) the obtaining of all necessary actions, consents, approvals or waivers from Governmental Entities, Regulatory Agencies and other third parties, (iii) the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity or Regulatory Agency, (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement, (v) the defending of any lawsuits or other legal proceedings, judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby or thereby, including the using of all reasonable efforts necessary to lift, rescind or mitigate the effect of any injunction or restraining order or other order adversely affecting the ability of any party hereto to consummate the transactions contemplated hereby, (vi) the using of all reasonable efforts to fulfill all conditions to the obligations of Versicor or Biosearch pursuant to this Agreement, and (vii) the using of all reasonable efforts to prevent, with respect to a threatened or pending temporary, preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order, the entry, enactment or promulgation thereof, as the case may be; provided, however, neither Versicor nor Biosearch shall be obligated to take any action pursuant to the foregoing if the taking of such action or the obtaining of any waiver, consent, approval or exemption is reasonably likely to be materially burdensome to Versicor or Biosearch and their respective subsidiaries taken as a whole or to impact in a materially adverse manner the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger. In connection with and without limiting the foregoing, Versicor and Biosearch and members of their respective Boards of Directors shall (1) grant such approvals and take all such other actions as may be necessary so that no United States state or Italian takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and (2) if any United States state or Italian takeover statute or similar statute or regulation becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, grant such approvals and take all such other actions as may be necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise to eliminate or minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

          (b)  Biosearch shall give prompt written notice to Versicor, and Versicor shall give prompt written notice to Biosearch, of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue, incorrect or incomplete in any respect or any such representation or warranty that is not so qualified becoming untrue, incorrect or incomplete in any material respect, (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, or (iii) the occurrence of any change or event having, or which insofar as can reasonably be foreseen, individually or in the aggregate, a material adverse effect on Biosearch or

Appendix A – page 46

  Versicor, as the case may be; provided, however, that no such notification shall (1) affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement, or (2) limit or otherwise affect the remedies available hereunder to the party receiving such notice.

        5.4    Termination and Replacement or Assumption of Biosearch Stock Option Plan and Biosearch Stock Options.

          (a)  Biosearch shall use reasonable efforts to obtain from each holder of Biosearch Stock Options such holder's written consent to the termination of Biosearch Stock Options at the Effective Time in return for replacement Versicor stock options pursuant to this Section 5.4(a). The Biosearch Stock Options held by each such person who so consents at or prior to the Effective Time shall terminate upon the Effective Time. At the Effective Time, Versicor shall issue to each holder of Biosearch Stock Options that are so terminated options to purchase Versicor Common Stock. The terms of such options to purchase Versicor Common Stock shall be as follows: (i) such options shall be exercisable (or shall become exercisable in accordance with its terms) for that number of whole shares of Versicor Common Stock equal to the product of the number of Biosearch Ordinary Shares that were issuable upon exercise of the corresponding terminated Biosearch Stock Option immediately prior to the Effective Time multiplied by 1.77 (the "Option Exchange Ratio"), rounded down to the nearest whole number of shares of Versicor Common Stock; (ii) the per share exercise price for the shares of Versicor Common Stock issuable upon exercise of such options shall equal the average of the closing prices for a share of Versicor Common Stock on the Nasdaq National Market for each trading day during the one-month period immediately preceding the Effective Time; (iii) the optionees may be required to confirm as a condition of their option grants that they waive any and all rights with respect to their Biosearch Stock Options and any action for damages, repayments or otherwise with respect to the termination of such Biosearch Stock Options, such waiver to be effective as of the Effective Time; (iv) such options shall vest, subject in each case to the former Biosearch Stock Option holder's continued employment by, continued independent contractor relationship with or continued provisions of services to Versicor or one of its subsidiaries through the respective vesting date, in installments in accordance with a four-year vesting schedule commencing at the Effective Time with a one-year cliff (i.e., one-year holding period); and (v) such options shall be granted under the 2002 Plan (or, in the discretion of the Versicor Board of Directors, the 2001 Plan) and shall otherwise be subject to the terms and conditions of such plan and written option agreements to be entered into to evidence the option grants (such option agreements to be in substantially the same form as the form of option agreement attached hereto as Exhibit I), subject to applicable laws of the United States of America and any other applicable laws.

          (b)  At the Effective Time, Versicor shall assume each Biosearch Stock Option outstanding immediately before the Effective Time for which the holder has not consented, at or prior to the Effective Time, to the termination and replacement of such option pursuant to Section 5.4(a) hereof. Each Biosearch Stock Option that is so assumed shall continue in accordance with its terms, except that the following adjustments shall automatically be made at the Effective Time: (i) the option shall constitute an option to acquire shares of Versicor Common Stock as opposed to Biosearch Ordinary Shares; (ii) the number of shares of Versicor Common Stock subject to the option shall equal the product of the number of Biosearch Ordinary Shares that were issuable upon exercise of such Biosearch Stock Option immediately prior to the Effective Time multiplied by the Option Exchange Ratio, rounded down to the nearest whole number; and (iii) the per share exercise price for the shares of Versicor Common Stock issuable upon exercise of the option shall equal the result obtained by dividing the per share exercise price of the Biosearch Stock Option immediately prior to the Effective Time by the Option Exchange Ratio, and converting such amount into United States Dollars based on the applicable exchange rate published in the Wall

Appendix A – page 47

  Street Journal on the latest practicable date prior to the Effective Time and rounding up to the nearest whole cent.

          (c)  Versicor shall take such actions as are reasonable or appropriate to effectuate the provisions of Sections 5.4(a) and (b) hereof, including the reservation, issuance and listing of the shares of Versicor Common Stock that are subject to (or will become subject to, as the case may be) the options referred to in those sections. Versicor shall exercise reasonable efforts to file a registration statement on Form S-8 (or any successor form) for the shares of Versicor Common Stock issuable (i) with respect to the options to purchase Versicor Common Stock issued in respect of former Biosearch Stock Options pursuant to Section 5.4(a) hereof, and (ii) with respect to the former Biosearch Stock Options which do not terminate at the Effective Time, but are assumed and converted into options to acquire Versicor Common Stock pursuant to Section 5.4(b) hereof to the extent Form S-8 (or any successor form) is available as soon as reasonably practicable after the Effective Time, and shall use reasonable efforts to maintain such registration statement on Form S-8 (or any successor form) thereafter for so long as any of such options are outstanding.

          (d)  Biosearch shall take such actions prior to the Effective Time as are reasonable or appropriate to effect the provisions of Section 5.4(b) hereof, including, without limitation, (i) taking such actions as may be required to confirm that the Versicor Board of Directors shall, effective as of the Effective Time, become the administrator of the Biosearch Option Plan and the outstanding Biosearch Stock Options and shall have any and all amendment authority with respect thereto, and (ii) adopting such amendments and obtaining such consents as may be required to effect the assumptions and adjustments of Biosearch Stock Options contemplated by Section 5.4(b) hereof.

          (e)  Versicor, Biosearch and the Surviving Corporation shall take all such steps as may be reasonably required to cause the transactions contemplated by this Section 5.4 and any other dispositions of equity securities of Biosearch (including, without limitation, derivative securities) or acquisitions of Versicor equity securities (including, without limitation, derivative securities) in connection with this Agreement by each individual who (i) is a director or officer of Biosearch, or (ii) at the Effective Time, shall become a director or officer of a Surviving Corporation, to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with that certain SEC No Action Letter [1999 Transfer Binder] Fed. Sec. L. Rep. (CCH) 77,515 (Jan. 12, 1999).

        5.5    Conveyance Taxes.    Versicor and Biosearch shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated hereby that are required or permitted to be filed on or before the Effective Time. All of such taxes and expenses shall be borne equally by Versicor and Biosearch.

        5.6    Indemnification, Exculpation and Insurance.

          (a)  (i) The Certificate of Incorporation of the Surviving Corporation shall contain the provisions with respect to indemnification and exculpation from liability set forth in Versicor's Certificate of Incorporation on the date of this Agreement, and (ii) the Bylaws of the Surviving Corporation shall contain the provisions with respect to indemnification and exculpation from liability set forth in the Bylaws attached hereto as Exhibit K-2, which provisions mentioned under clause (i) and (ii) above shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who on or prior to the Effective Time were directors, officers, employees or agents of Biosearch, unless such modification is required by law.

Appendix A – page 48

          (b)  For six years from the Effective Time, the Surviving Corporation shall maintain in effect directors' and officers' liability insurance covering Biosearch's directors and managers set forth on Schedule 5.6(b) attached hereto (the "Covered Biosearch Directors and Managers") and those persons who are currently covered by Versicor's directors' and officers' liability insurance policies (copies of which have been heretofore delivered to Biosearch) on terms no less favorable than the terms of such current insurance coverage; provided, however, that in lieu of the purchase of such insurance by the Surviving Corporation, Versicor, with Biosearch's written consent, may purchase a six-year extended reporting period endorsement ("reporting tail coverage") under its existing Directors' and Officers' liability insurance coverage.

          (c)  If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, reasonable efforts shall be taken so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 5.6.

        5.7    Letters of Accountants.    Biosearch shall use its reasonable efforts to cause to be delivered to Versicor "comfort" letters from PricewaterhouseCoopers S.p.A., Biosearch's independent public accountants, in connection with the financial information of Biosearch to be included in the Registration Statement, dated and delivered on the date on which the Registration Statement shall become effective and the Closing Date, each addressed to Versicor, in form and substance reasonably satisfactory to Versicor and reasonably customary in scope and substance for letters delivered by independent public accountants in connection with transactions such as those contemplated by this Agreement. Versicor shall use reasonable efforts to cause to be delivered to Biosearch "comfort" letters from PricewaterhouseCoopers LLP, Versicor's independent public accountants, in connection with the financial information of Versicor to be included in the Information Document, dated and delivered on the date on which the Information Statement shall become effective and the Closing Date, each addressed to Biosearch, in form and substance reasonably customary in scope and substance for letters delivered by independent public accountants in connection with transactions such as those contemplated by this Agreement.

        5.8    Fees and Expenses.    Except as set forth in this Section 5.8 and in Section 7.2, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that those expenses incurred in connection with preparation and printing of the Proxy Statement, Registration Statement, Information Document and Listing Particulars, as well as the filing fee relating to the Proxy Statement and Registration Statement paid to the SEC and the premerger notification and report form filed by Versicor or Biosearch, if any, under HSR Act, will be shared equally by Versicor and Biosearch.

        5.9    Public Announcements.    Versicor, on the one hand, and Biosearch, on the other hand, will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement (including the Merger), including, without limitation, those press releases that may be required by applicable law, court process or by obligations pursuant to any listing agreement with any United States or Italian securities exchange (but excluding that certain Public Announcement substantially in the form attached hereto as Exhibit J) in accordance with Recital I of this Agreement; provided, however, that Versicor shall not make any disclosure without the prior consent of Biosearch if doing so would violate or cause a violation of Italian securities laws for Biosearch, and Biosearch shall not make any disclosure without the prior written consent of Versicor if doing so would violate or cause a violation of United States federal or state securities laws for Versicor.

Appendix A – page 49

        5.10    Resignation of Versicor Directors and Officers.    Versicor shall use its reasonable efforts to cause its officers and directors which will not be officers and directors of the Surviving Corporation pursuant to Section 1.6 hereof to resign their positions as such effective as of the Effective Time, and shall cause the officers and directors of the Surviving Corporation, as specified on Schedule 1.6(a) attached hereto, to be appointed as such as of the Effective Time. Biosearch shall use its reasonable efforts to cause its officers and directors that will not be officers and directors of the Surviving Corporation pursuant to Section 1.6 hereof to resign their positions as such effective as of the Effective Time. Each of Versicor and Biosearch shall use reasonable business efforts to obtain confidentiality agreements on reasonable terms from its officers and other key employees as may be reasonably requested by the other party.

        5.11    Agreements Relating to Intellectual Property.

          (a)  Biosearch shall deliver a Patent Acknowledgment of Assignment substantially in the form attached hereto as Exhibit N (the "Patent Acknowledgment"), pursuant to which Biosearch shall acknowledge the assignment of all Patents owned by Biosearch to Versicor. Biosearch shall deliver a Trademark Acknowledgment of Assignment substantially in the form attached hereto as Exhibit O (the "Trademark Acknowledgment"), pursuant to which Biosearch shall acknowledge the assignment of all Trademarks owned by Biosearch to Versicor in each case at and as of the Effective Time. Forty-two (42) originals of the Patent Acknowledgment and forty-two (42) originals of the Trademark Acknowledgment shall be executed as of the Closing.

          (b)  Biosearch shall use its reasonable efforts to obtain and deliver to Versicor copies of Biosearch Invention Assignment Agreements executed by each present employee or contractor of Biosearch or its subsidiaries listed on Schedule 2.13(j) of the Biosearch Disclosure Schedule, and shall use reasonable efforts to obtain and deliver to Versicor copies of Biosearch Invention Assignment Agreements from past employees or contractors of Biosearch or its subsidiaries listed on Schedule 2.13(j) of the Biosearch Disclosure Schedule. Versicor shall use its reasonable efforts to obtain and deliver to Biosearch copies of Versicor Invention Assignment Agreements executed by each present employee or contractor of Versicor listed on Schedule 3.13(j) of the Versicor Disclosure Schedule, and shall use reasonable efforts to obtain and deliver to Biosearch copies of Versicor Invention Assignment Agreements from past employees or contractors of Versicor listed on Schedule 3.13(j) of the Versicor Disclosure Schedule.

ARTICLE VI
CONDITIONS PRECEDENT TO CLOSING

        6.1    Conditions to Each Party's Obligations to Close.    The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver (in writing) on or prior to the Closing Date of the following conditions:

          (a)  Shareholder Approvals. The Shareholder Approvals shall have been obtained.

          (b)  Stock Market Listing. The shares of Versicor Common Stock issuable to the holders of Biosearch Ordinary Shares pursuant to this Agreement and under the Stock Option Plans shall have been approved for listing on the Nasdaq National Market, subject to official notice of issuance, and the shares of Versicor Common Stock shall have been approved for listing on the Nuovo Mercato.

          (c)  No Injunctions or Restraints. No litigation brought by a Governmental Entity shall be pending, and no litigation shall be threatened by any Governmental Entity, which seeks to enjoin or prohibit the consummation of the Merger, and no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect.

Appendix A – page 50

          (d)  Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or, to the knowledge of Versicor or Biosearch, threatened by the SEC.

          (e)  Antitrust Approvals. The applicable waiting period (and any extension thereof) under any applicable antitrust laws shall have expired or been terminated.

          (f)    Favorable Tax Ruling. Biosearch shall have received the Favorable Tax Ruling.

          (g)  Biosearch and Versicor Opinions. Versicor's corporate and tax counsels and Biosearch's corporate and tax counsels shall have delivered to Biosearch or Versicor, as appropriate, written opinions substantially in the forms of Exhibits P-1, P-2 and P-3 and Exhibits Q-1 and Q-2, respectively. In preparing the Biosearch and Versicor corporate and tax opinions, Biosearch's and Versicor's counsel may make and rely on reasonable assumptions and may also rely on (and to the extent reasonably required, the parties and the Biosearch Significant Shareholders and Versicor Significant Stockholders shall make) reasonable representations related thereto.

          (h)  Payments in Respect of Rescission Shares. The amount of cash, if any, to be paid to the holders of Rescission Shares in connection with the Merger shall not exceed in the aggregate Twenty-Five Million United States Dollars ($25,000,000), to be converted into Euro at the applicable exchange rate published in the Wall Street Journal on the third business day immediately prior to the date of the Biosearch Shareholders' Meeting.

          (i)    Expiration or Satisfaction of Biosearch Creditor Claims. The two-month period following the recording of the minutes of the Biosearch Shareholder Approval on the Companies' Register at the Italian Chamber of Commerce of Milan shall have expired or have been earlier terminated pursuant to the posting of a bond by Biosearch sufficient to satisfy Biosearch's creditors' claims, if any.

        6.2    Additional Conditions to Obligations of Versicor.    The obligations of Versicor to effect the Merger are also subject to the satisfaction or waiver (in writing) on or prior to the Closing Date of the following conditions:

          (a)  Representations and Warranties. Each of the representations and warranties of Biosearch contained in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (provided that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date), except in each case, or the aggregate, as does not constitute a material adverse effect on Biosearch at the Closing Date. Versicor shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Biosearch to such effect.

          (b)  Agreements and Covenants. Biosearch shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date. Versicor shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Biosearch to that effect.

          (c)  Employment Agreements and Independent Contractor Agreement. Each of the Continuing Senior Employees and the Continuing Independent Contractor shall have countersigned an Employment Agreement or Independent Contractor Agreement, as applicable, and each of such Employment Agreements and the Independent Contractor Agreement shall be valid, in full force and effect, and complied with in all material respects by the employee and Independent Contractor signatories thereto.

          (d)  Certificates and Other Deliveries. Biosearch shall have delivered, or caused to be delivered, to Versicor (i) a certificate of good standing (or appropriate counterpart) from the

Appendix A – page 51

  appropriate governmental entity in Italy and of comparable authority in other jurisdictions in which Biosearch's subsidiaries are incorporated or qualified to do business stating that each is a validly existing joint stock company (or limited liability company, as applicable) in good standing; (ii) duly adopted resolutions of the Board of Directors and shareholders of Biosearch approving the execution, delivery and performance of this Agreement and the instruments contemplated hereby and thereby, certified by the Secretary of Biosearch, and (iii) a true, correct and complete copy of the Articles of Association or comparable governing instruments, as amended, of Biosearch's subsidiaries certified by the appropriate governmental entity in Italy or comparable authority in other jurisdictions, and a true, correct and complete copy of the Bylaws or comparable governing instruments, as amended, of Biosearch's subsidiaries certified by the Secretary of Biosearch's subsidiaries.

          (e)  Comfort Letter; Expert Report. Versicor shall have received the "comfort letters" referenced in Section 5.7 hereof from PricewaterhouseCoopers S.p.A. on the date on which the Registration Statement becomes effective and the Closing Date. In addition, PricewaterhouseCoopers S.p.A. shall have delivered to Biosearch, in accordance with the applicable provisions of Italian Law, a report confirming the fairness of the Exchange Ratio (a copy of which shall have been provided to Versicor prior to the Effective Date).

          (f)    No Material Adverse Effect. From and including the date hereof, there shall not have occurred any material adverse effect on Biosearch.

          (g)  Consents and Approvals. Versicor shall have received evidence, in form and substance reasonably satisfactory to it, that such licenses, permits, consents, approvals, waivers, authorizations, qualifications and orders of, and declarations, registrations and filings with (collectively, "Consents and Filings"), all Governmental Entities and parties to loan or credit agreements, notes, mortgages, indentures, leases or other contracts, agreements or instruments, including, without limitation, the Biosearch Material Contracts, to which Biosearch or any of its subsidiaries is a party or by which Biosearch or any of its subsidiaries or their respective assets are bound or affected, as are required in connection with the Merger and the consummation of the transactions contemplated hereby, including, without limitation, Consents and Filings with: (i) the Specified Agencies with respect to filings and the expiration of any required waiting periods under applicable antitrust laws; (ii) the CONSOB, SEC and the Borsa Italiana with respect to required filings in connection with this Agreement and the transactions contemplated this Agreement, including, without limitation, receipt of an order from the SEC accelerating the effectiveness of the Registration Statement; (iii) the Official Gazette of the Republic of Italy, and Companies' Register at the Italian Chamber of Commerce in Milan with respect to any required publications, filings and notifications under Italian Law; and (iv) the Regulatory Agencies with respect to any filings and consents set forth in Schedule 2.4 of the Biosearch Disclosure Schedule, other than consents with reference to the Italian and EU Grants (as defined in Schedule 2.4 of the Biosearch Disclosure Schedule), have been obtained or made, as applicable, by Biosearch, and are in full force and effect, other than those Consents and Filings which, if not obtained or made, would not, either individually or in the aggregate, have (x) a material adverse effect on the transactions contemplated hereby, (y) a material adverse effect on the Surviving Corporation after the Effective Time, or (z) a material adverse effect on the continuation of the operations and business of Biosearch and its subsidiaries by the Surviving Corporation after the consummation of the transactions contemplated hereby.

          (h)  Stockholders Agreement. Each of the Biosearch shareholders who will be Surviving Corporation Stockholders shall have countersigned the Stockholders Agreement, and the Stockholders Agreement shall be valid and in full force and effect with respect to and complied with in all material respects by the Biosearch shareholder signatory thereto.

Appendix A – page 52

        6.3    Additional Conditions to Obligations of Biosearch.    The obligations of Biosearch to effect the Merger are also subject to the satisfaction or waiver (in writing) on or prior to the Closing Date of the following conditions:

          (a)  Representations and Warranties. Each of the representations of Versicor contained in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (provided that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date), except, in each case, or the aggregate as does not constitute a material adverse effect on Versicor at the Closing Date. Biosearch shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Versicor to such effect.

          (b)  Agreements and Covenants. Versicor shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date. Biosearch shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Versicor to such effect.

          (c)  Employment Agreements and Independent Contractor Agreement. Versicor shall have countersigned each Employment Agreement and the Independent Contractor Agreement, and each of such Employment Agreements and the Independent Contractor Agreement shall be valid, in full force and effect, and complied with in all material respects by Versicor.

          (d)  Certificates and Other Deliveries. Versicor shall have delivered to Biosearch (i) a certificate of good standing from the Secretary of State of the State of Delaware stating that Versicor is a validly existing corporation in good standing; (ii) duly adopted resolutions of the Board of Directors of Versicor approving the execution, delivery and performance of this Agreement and the instruments contemplated hereby, and of the stockholders of Versicor approving the issuance of the Versicor Common Stock pursuant to the Merger, each certified by the Secretary or the Assistant Secretary of Biosearch; and (iii) a true, correct and complete copy of the articles of incorporation, as amended, of Versicor certified by the Secretary of State of the state of Delaware, and a true, correct and complete copy of the Bylaws, as amended, of Versicor certified by the Secretary or Assistant Secretary of Versicor, as applicable.

          (e)  Comfort Letter. Biosearch shall have received the "comfort letters" referenced in Section 5.7 hereof from PricewaterhouseCoopers LLP, dated as of the date that is thirty (30) days prior to the date of the Biosearch Shareholder Approval and the Closing Date.

          (f)    No Material Adverse Effect. From and including the date hereof, there shall not have occurred any material adverse effect on Versicor.

          (g)  Consents and Approvals. Biosearch shall have received evidence, in form and substance reasonably satisfactory to it, that all Consents and Filings with all Governmental Entities and parties to loan or credit agreements, notes, mortgages, indentures, Leases or other contracts, agreements or instruments, including, without limitation, the Versicor Material Contracts, to which Versicor is a party or by which Versicor or its assets are bound or affected, as are required in connection with the Merger and the consummation of the transactions contemplated hereby, including, without limitation, Consents and Filings with: (i) the Specified Agencies with respect to filings and the expiration of any required waiting periods under applicable antitrust laws, (ii) the CONSOB, SEC, and the Borsa Italiana with respect to required filings in connection with this Agreement and the transactions contemplated this Agreement; and (iii) the Regulatory Agencies with respect to any filings and consents set forth in Schedule 2.4 of the Versicor Disclosure Schedule, other than consents with reference to the Italian and EU Grants, have been obtained or made, as applicable, by Versicor, and are in full force and effect, other than those Consents and Filings which, if not obtained or made, would not, either individually or in the aggregate, have

Appendix A – page 53

  (x) a material adverse effect on the transactions contemplated hereby, (y) a material adverse effect on the Surviving Corporation after the Effective Time, or (z) a material adverse effect on the continuation of the operations and business of Versicor by the Surviving Corporation after the consummation of the transactions contemplated hereby.

          (h)  Resignations; Directors and Officers. Each director and officer of Versicor whose resignation is required in order to implement Section 1.6 hereof at and as of the Effective Time shall have tendered such resignation, and the directors and officers of the Surviving Corporation, as specified in Section 1.6 hereof, shall have been appointed as such.

          (i)    Stockholders Agreement. Each of the Versicor stockholders who will be Surviving Corporation Stockholders shall have countersigned the Stockholders Agreement, and the Stockholders Agreement shall be valid and in full force and effect with respect to and complied with in all material respects by the Versicor stockholder signatory thereto.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

        7.1    Termination.    This Agreement may be terminated at any time prior to the Effective Time, and (except in the case of 7.1(a), 7.1(i) or 7.1(j)) whether before or after the Shareholder Approvals:

          (a)  by mutual written consent of Versicor and Biosearch, prior to receipt of the Shareholder Approvals, if the Board of Directors of each so determines by the affirmative vote of a majority of the members of its entire Board of Directors;

          (b)  by Versicor (provided that Versicor is not then in material breach of any representation, warranty, covenant or other agreement contained herein), (i) upon a breach of any representation, warranty, covenant or agreement on the part of Biosearch set forth in this Agreement or (ii) if any representation or warranty of Biosearch shall have become untrue or incorrect, in any case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) hereof, as the case may be, would be incapable of being satisfied by February 28, 2003 (the "End Date");

          (c)  by Biosearch (provided that Biosearch is not then in material breach of any representation, warranty, covenant or other agreement contained herein), (i) upon a breach of any representation, warranty, covenant or agreement on the part of Versicor set forth in this Agreement, or (ii) if any representation or warranty of Versicor shall have become untrue or incorrect, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) hereof, as the case may be, would be incapable of being satisfied by the End Date;

          (d)  by either Versicor or Biosearch if all of the conditions set forth in Section 6.1 hereof shall not have been satisfied or waived by the End Date;

          (e)  by Versicor if all of the conditions set forth in Section 6.2 hereof have not been satisfied or waived by the End Date;

          (f)    by Biosearch if all of the conditions set forth in Section 6.3 hereof have not been satisfied or waived by the End Date;

          (g)  by either Versicor or Biosearch, if any approval of the shareholders of Biosearch required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of Biosearch's shareholders or at any adjournment or postponement thereof;

          (h)  by either Versicor or Biosearch, if any approval of the stockholders of Versicor required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of Versicor's stockholders or at any adjournment or postponement thereof;

Appendix A – page 54

          (i)    by the Board of Directors of Biosearch, at any time prior to the Versicor Stockholders' Meeting, if the Versicor Board of Directors shall have (A) failed to include in the Proxy Statement its recommendation without modification or qualification that such stockholders approve this Agreement and the transactions contemplated hereby, (B) subsequently withdrawn such recommendation, (C) modified or qualified such recommendation in a manner adverse to the interests of Biosearch, or (D) failed to reconfirm such recommendation within ten (10) business days of receipt of a written request from Biosearch to do so; or

          (j)    by the Board of Directors of Versicor, at any time prior to the Biosearch Shareholders' Meeting, if the Biosearch Board of Directors shall have (A) failed to recommend without modification or qualification that the Biosearch Shareholders approve this Agreement and the transactions contemplated hereby, (B) subsequently withdrawn such recommendation, (C) modified or qualified such recommendation in a manner adverse to the interests of Versicor or (D) failed to reconfirm such recommendation within ten (10) business days of receipt of a written request from Versicor to do so.

        7.2    Effect of Termination.

          (a)  In the event of termination of this Agreement by either Biosearch or Versicor as provided in Section 7.1 hereof, and subject to the provisions of Section 8.1 hereof, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Versicor or Biosearch or their respective officers or directors, except as set forth in this Section 7.2 and in Sections 1.11, 2.16(b), 3.16(b), 5.2(a), 5.8 and Article VIII hereof, which shall survive termination, and to the extent that such termination results from the willful breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive any termination of this Agreement.

          (b)  If this Agreement is terminated (i) by Biosearch pursuant to Section 7.1(i) hereof or (ii) by Biosearch as a result of Versicor's material breach of Sections 4.3 or 5.1(a) or (d) hereof which, in the case of Section 5.1 hereof only, is not cured within thirty (30) days after notice thereof to Versicor, Versicor shall pay to Biosearch a termination fee of Six Million Dollars ($6,000,000) (the "Versicor Termination Fee"). Versicor hereby acknowledges and agrees that the amount of the Versicor Termination Fee is fair after taking into account the value of the Merger, the transactions contemplated hereby and all of the costs and expenses already incurred by the parties before entering into this Agreement.

          (c)  If this Agreement is terminated (i) by Versicor pursuant to Section 7.1(j) hereof or (ii) by Versicor as a result of Biosearch's material breach of Sections 4.4 or 5.1(a) or (d) hereof which, in the case of Section 5.1 only, is not cured within 30 days after notice thereof to Biosearch, Biosearch shall pay to Versicor a termination fee of Six Million Dollars ($6,000,000) (the "Biosearch Termination Fee"). Biosearch hereby acknowledges and agrees that the amount of the Biosearch Termination Fee is fair after taking into account the value of the Merger, the transactions contemplated hereby and all of the costs and expenses already incurred by the parties before entering into this Agreement.

          (d)  The Versicor Termination Fee and the Biosearch Termination Fee (individually, "Termination Fee") payable under Sections 7.2(b) and (c), respectively, shall each (i) be payable in cash, (ii) be payable no later than thirty (30) days following the delivery of notice of termination to the other party, (iii) accrue interest at a rate of 1.5% per month, compounded monthly, and (iv) be paid free and clear of all deductions or withholdings. Versicor shall not withhold any United States withholding taxes on any payment to Biosearch under Section 7.2 hereof and Biosearch shall not withhold any Italian withholding taxes on any payment to Versicor under

Appendix A – page 55

  Section 7.2 hereof. In connection with the payment of the Versicor Termination Fee under Section 7.2(b), Biosearch shall provide an IRS Form W-8BEN or similar form on a protective basis certifying that if the payment of the Versicor Termination Fee under Section 7.2(b) was deemed to be United States source income, such payments would be exempt from withholding under the Italy-United States Income Tax Treaty as in effect as of the date any such payment is made. With respect to the Versicor Termination Fee and the Biosearch Termination Fee, in the event that a deduction or withholding is required by law, the party owing the Termination Fee to the other shall pay such additional amount as shall be required to ensure that the net amount received by the party entitled to the Termination Fee shall equal the full amount which would have been received by it, had no such deduction or withholding been required to be made.

          (e)  Subject to the provisions of this Section 7.2(e), Biosearch hereby agrees to indemnify Versicor with respect to any liability for United States federal withholding taxes (including any interest, additions to tax, or penalties related thereto) with respect to the payment by Versicor to Biosearch of the Termination Fee described in Section 7.2(b) of this Agreement ("Possible Withholding Taxes"). If Versicor is notified, in writing, as part of an audit or other administrative proceeding related to taxes (a "Contest"), that the IRS is asserting a claim for Possible Withholding Taxes, then (i) Versicor shall as promptly as reasonably practicable notify Biosearch of such claim in writing, (ii) Versicor shall permit Biosearch, at Biosearch's sole cost and expense, to control that portion of the Contest related to Possible Withholding Taxes, including the execution of any powers-of-attorney or similar documents necessary for Biosearch to control such portion of the Contest; provided, however, that in executing such powers-of-attorney or similar documents, Versicor and Biosearch agree that such powers shall be limited to such portion of the Contest, and (iii) Versicor shall not settle or otherwise compromise such portion of the Contest related to Possible Withholding Taxes without the prior written consent of Biosearch, which consent shall not be unreasonably withheld or delayed. If Biosearch does not assume control under Section 7.2(e)(ii) above, then Biosearch shall reimburse Versicor promptly upon demand for reasonable out-of-pocket expenses incurred by Versicor in connection with that portion of a Contest related to Possible Withholding Taxes. Biosearch must inform Versicor of all terms of any proposed settlement prior to settling that portion of the Contest related to Possible Withholding Taxes and, if Versicor objects to Biosearch entering into such settlement, Biosearch shall pay to Versicor the amount that would be payable by Biosearch under this Section 7.2(e) if such settlement were entered into and upon payment of such amount, any liability of Biosearch under this Section 7.2(e) shall terminate. Biosearch shall keep Versicor informed of material developments in that portion of the Contest that is controlled by Biosearch. Further, without the prior written consent of Biosearch, which shall not be unreasonably withheld or delayed, Versicor shall not take any position on any tax return or similar filing that Possible Withholding Taxes may be due and owing, unless such position is required by law pursuant to a final determination. Neither Versicor nor its officers, employees, representatives or affiliates shall take any action that prejudices the defense by Biosearch of any claim subject to indemnification hereunder. Biosearch and Versicor shall (i) provide, or cause to be provided, to each other, the assistance of officers, employees, representatives or affiliates, or such assistance as may reasonably be requested by any of them in connection with the portion of the Contest related to Possible Withholding Taxes and (ii) retain, or cause to be retained, for so long as the taxable year in which a payment was made by Versicor to Biosearch shall remain open for adjustments, any records or information which may be relevant to any tax returns or audits for such taxable year related to Possible Withholding Taxes. If Versicor fails to comply with any of the provisions set forth in this Section 7.2(e), Biosearch shall be relieved of any obligation under this Section 7.2(e) to the extent of any actual prejudice suffered by Biosearch as a result of such failure.

          (f)    If this Agreement is terminated (i) by Versicor pursuant to Section 7.1(b) hereof or (ii) by Biosearch pursuant to Section 7.1(c) hereof, the non-terminating party shall pay all fees and

Appendix A – page 56

  expenses incurred in connection with this Agreement and the transactions contemplated hereby, including, without limitation, any expenses incurred in connection with printing the Proxy Statement, Registration Statement and Information Document, as well as the filing fee relating to the Proxy Statement and Registration Statement paid to the SEC and the premerger notification and report form under HSR Act.

        7.3    Amendment.    This Agreement may be amended by the parties at any time before or after the Shareholder Approvals; provided, however, that after such Shareholder Approvals have been obtained there shall not be made any amendment that by law requires further approval by either the shareholders of Biosearch or the stockholders of Versicor without the further approval of such shareholders or stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

        7.4    Extension; Waiver.    At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 7.3 hereof, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing, signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

        7.5    Procedure for Termination, Amendment, Extension or Waiver.    A termination of this Agreement pursuant to Section 7.1 hereof, an amendment of this Agreement pursuant to Section 7.3 hereof or an extension or waiver pursuant to Section 7.4 hereof shall, in order to be effective, require in the case of Versicor or Biosearch, action by its Board of Directors, acting by the affirmative vote of a majority of the members of the entire Board of Directors.

ARTICLE VIII
GENERAL PROVISIONS

        8.1    Nonsurvival of Representations and Warranties.    None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time of the Merger.

        8.2    Notices.    All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          (a)  if to Versicor, to

      Versicor Inc.
      34790 Ardentech Court
      Fremont, California 94555
      Facsimile: (510) 739-3003
      Attention: Mr. George F. Horner III
                        Dov A. Goldstein, M.D.

Appendix A – page 57

      with a copy to:

      O'Melveny & Myers LLP
      Embarcadero Center West
      275 Battery Street, Suite 2600
      San Francisco, CA 94111
      Facsimile: (415) 984-8701
      Attention: Peter T. Healy, Esq.

          (b)  if to Biosearch, to:

      Biosearch Italia S.p.A.
      Via Roberto Lepetit n.34
      Gerenzano, Italy 21040
      Facsimile: 39 (029) 647-4400
      Attention: Mr. Francesco Parenti
                        Mr. Claudio Quarta

      with a copy to:

      Studio Legale Chiomenti
      Via A. Boito n.8
      Milan, Italy 20121
      Facsimile: 39 (027) 215-7230
      Attention: Paolo Giacometti

      with a copy to:

      Skadden, Arps, Slate, Meagher & Flom LLP
      525 University Avenue, 11th Floor
      Palo Alto, CA 94301
      Facsimile: (650) 470-4570
      Attention: Kenton J. King, Esq.

        8.3    Definitions.    For purposes of this Agreement:

          (a)  an "affiliate" of any person means another person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person;

          (b)  "material adverse change" or "material adverse effect" means, when used in connection with Biosearch, the Surviving Corporation or Versicor, any change or effect (or any development that insofar as can reasonably be foreseen, is likely to result in any change or effect) that is or is likely to be materially adverse to the business, assets, financial condition or results of operations of such party and its subsidiaries taken as a whole; it being understood that none of the following shall be deemed by itself or by themselves, either alone or in combination, to constitute a material adverse effect: (A) a change in the market price or trading value of Biosearch or Versicor securities, (B) changes in conditions affecting any of the industries in which such entity operates generally or the economies of the United States or Italy, as applicable, (C) any change or effect resulting from compliance with the terms of this Agreement, (D) any change or effect resulting from the announcement or pendency of the Merger or (E) any change or effect resulting from political instability, acts of terrorism or war;

          (c)  "person" means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity; and

Appendix A – page 58

          (d)  a "subsidiary" of any person means another person, the capital of which is controlled directly or indirectly by such first person; for this purpose, the notion of a "controlled person" means a person in which another person has at its disposal the majority of the votes to be cast in a meeting of the holders of shares, stock, quotas or other interests of any kind.

        8.4    Interpretation.    When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" and "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

        8.5    Counterparts.    This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

        8.6    Entire Agreement; No Third-Party Beneficiaries.    This Agreement, the Merger Plan, the Confidentiality Agreement, the Shareholder Voting Agreements (when and if executed) and the Stockholder Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and except for the provisions of Article I and Sections 5.4 and 5.6 hereof, and the Employment Agreements and Offer Letters executed in connection with the transactions contemplated by this Agreement, are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

        8.7    Governing Law; Consent to Jurisdiction.    This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any United States federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a federal court sitting in the State of Delaware or a Delaware state court. Service of any process, summons, notice or document by mail to such party's address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court. Each party not located in the United States irrevocably appoints CT Corporation System, which currently maintains a Delaware office at 1209 Orange Street, Wilmington, Delaware 19801, United States of America, as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the State of Delaware.

        8.8    Assignment.    Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

[The remainder of this page has been intentionally left blank.]

Appendix A – page 59

        IN WITNESS WHEREOF, Versicor and Biosearch have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

"VERSICOR"
VERSICOR INC., a Delaware corporation
By:	/s/ GEORGE F. HORNER III George F. Horner III President and Chief Executive Officer
"BIOSEARCH"
BIOSEARCH ITALIA S.P.A., an Italian joint stock company
By:	/s/ CLAUDIO QUARTA Claudio Quarta Chief Executive Officer

[SIGNATURE PAGE TO MERGER AGREEMENT]

S-1

Appendix A – page 60

Schedule A

Progetto di fusione per incorporazione
della
BIOSEARCH ITALIA S.p.A.
nella
VERSICOR Inc.
Ex art. 2501 bis codice civile

        I Consigli di Amministrazione della Biosearch Italia S.p.A., società di diritto italiano (di seguito B.I.) e della Versicor Inc., società di diritto statunitense soggetta alla legge dello Stato del Delaware (di seguito Versicor), nelle loro riunioni entrambe del 30 luglio 2002, hanno concordemente predisposto il seguente progetto di fusione, cui si premette:

          (a)  Versicor è una società di diritto statunitense, soggetta alla legge dello Stato del Delaware, le cui azioni sono quotate al NASDAQ National Market.

          (b)  B.I. è una società di diritto italiano, le cui azioni sono quotate al Nuovo Mercato, organizzato e gestito dalla Borsa Italiana S.p.A. ("Nuovo Mercato").

          (c)  Entrambe le società partecipanti alla fusione operano nel settore biotecnologico della ricerca e dello sviluppo di antibiotici di origine biologica per la prevenzione e la cura di malattie infettive.

          (d)  Al fine di realizzare l'integrazione dell'attività svolta dalla B.I. con l'attività della Versicor, le due società sopra menzionate intendono procedere alla fusione per incorporazione della B.I. nella Versicor con contestuale quotazione delle azioni Versicor in Italia al Nuovo Mercato.

        Tutto ciò premesso, si sottopone all'approvazione delle assemblee delle due società il presente

PROGETTO DI FUSIONE PER INCORPORAZIONE

        Il progetto di fusione è redatto nella lingua italiana e nella lingua inglese, fermo restando che in ogni caso la versione in lingua italiana prevale.

Merger plan through Incorporation
of
BIOSEARCH ITALIA S.p.A.
into
VERSICOR Inc.
Pursuant to Article 2501 bis of the
Italian Civil Code

        The Board of Directors of Biosearch Italia S.p.A., a company duly incorporated and existing under the laws of Italy (hereinafter referred to as B.I.) and Versicor Inc., a company duly incorporated and existing under the laws of the state of Delaware, U.S.A. (hereinafter referred to as Versicor), in their meetings both held on July 30, 2002, prepared, by mutual agreement, the following merger plan:

WHEREAS

          (a)  Versicor is a U.S. company, duly incorporated and existing under the laws of the state of Delaware, whose shares are listed on the NASDAQ National Market.

          (b)  B.I. is a company duly incorporated and existing under the laws of Italy, whose shares are listed on the Nuovo Mercato, organized and managed by Borsa Italiana S.p.A. ("Nuovo Mercato").

          (c)  Both companies participating in the merger are operating in the biotechnological sector of research and development of antibiotics for the prevention and treatment of infectious diseases.

          (d)  For the purpose of realizing the integration of the activity performed by B.I. with the activity performed by Versicor, the two companies wish to proceed with the merger through incorporation of B.I. into Versicor with simultaneous listing of Versicor shares in Italy on the Nuovo Mercato.

        Now, therefore, in consideration of the above premises, the following

MERGER PLAN THROUGH INCORPORATION

        is submitted to the approval of the companies' shareholders at the shareholders' meetings of the respective companies.

        The merger plan is drafted in the Italian language and in the English language. However, the Italian language version shall prevail.

1

Appendix A – page 61

1      TIPO, DENOMINAZIONE SOCIALE E SEDE DELLE SOCIETÀ PARTECIPANTI ALLA FUSIONE

1.1    Società incorporante

  •
  Denominazione sociale: Versicor Inc.;

  •
  Tipo: società per azioni;

  •
  Sede legale: 1209 Orange Street, Wilmington, Delaware, U.S.A.;

  •
  Capitale sociale: autorizzato di USD 105.000, rappresentato da n. 100.000.000 azioni ordinarie, delle quali n. 26,325,228, alla data del 25 luglio 2002, sono in circolazione e il relativo capitale è stato interamente versato e sottoscritto, e da n. 5.000.000 azioni privilegiate (preferred stock), che non sono state emesse, entrambe del valore nominale di USD 0,001 cadauna;

  •
  Costituita in data: 2 maggio 1995;

  •
  Data di quotazione al NASDAQ—National Market: 2 agosto 2000. Società disciplinata dalla legislazione dello Stato del Delaware, U.S.A..

1.2    Società incorporanda

  •
  Denominazione sociale: Biosearch Italia S.p.A.;

  •
  Tipo: società per azioni;

  •
  Sede legale: Milano, via Abbondio Sangiorgio, 18;

  •
  Capitale sociale: deliberato per euro 12.410.500,00 e sottoscritto e versato per euro 12.160.500,00, rappresentato da n. 12.160.500 azioni ordinarie del valore nominale di 1 euro ciascuna;

  •
  Iscrizione nel Registro delle Imprese di Milano e Codice fiscale: n. 11922440158;

  •
  R.E.A.: 1508958

  •
  Partita IVA: n. 11922440158

  •
  Costituita in data: 10 settembre 1996

  •
  Data di quotazione al Nuovo Mercato: 30 luglio 2000.

1      TYPE, REGISTERED NAME AND REGISTERED OFFICE OF THE COMPANIES PARTICIPATING IN THE MERGER

1.1    Incorporating Company

  •
  Registered Name: Versicor Inc.;

  •
  Type: joint stock company or company limited by shares;

  •
  Registered office:1209 Orange Street, Wilmington, Delaware, U.S.A.;

  •
  Share Capital: authorized of USD 105,000, represented by no. 100,000,000 shares of common stock, no. 26,325,228 of which, as of July 25, 2002, are outstanding and are fully paid up and subscribed, and by no. 5,000,000 shares of preferred stock, which were not issued, both having a nominal value of USD 0.001 each;

  •
  Incorporated on: May 2, 1995:

  •
  Date of Listing on NASDAQ National Market: August 2, 2000. Company governed by the laws of the state of Delaware, U.S.A.

1.2    Company being merged

  •
  Registered name: Biosearch Italia S.p.A.;

  •
  Type: joint stock company;

  •
  Registered office: Milano, via Abbondio Sangiorgio, 18;

  •
  Share Capital: authorized of euro 12,410,500.00 fully paid up and subscribed in the amount of euro 12,160,500.00, represented by n. 12.160.500 ordinary shares of 1 euro nominal value;

  •
  Registered with the Companies' Register of Milan and Tax Code: no. 11922440158;

  •
  R.E.A.: 1508958

  •
  VAT Number: 11922440158

  •
  Incorporated on: September 10, 1996

  •
  Date of listing on the Nuovo Mercato: July 30, 2000.

2

Appendix A – page 62

2      ATTO COSTITUTIVO E STATUTO DELLA INCORPORANTE CON LE EVENTUALI MODIFICHE STATUTARIE DERIVANTI DALLA FUSIONE.

2.1    L'atto costitutivo della Versicor (Certificate of Incorporation), attualmente vigente, non viene modificato in conseguenza della fusione. Una copia dell'atto costitutivo è allegata al presente progetto di fusione, per farne parte integrante e sostanziale.

2.2    Lo statuto sociale della Versicor, attualmente vigente, verrà modificato in conseguenza della fusione.

        Il testo dello statuto, come modificato in conseguenza della fusione, è allegato al presente progetto sia in lingua italiana sia in lingua inglese; in caso di difformità, prevale la versione in lingua inglese dello statuto della Versicor.

2.3    Versicor mantiene la nazionalità statunitense ed è soggetta alla legge dello Stato del Delaware.

3      RAPPORTO DI CAMBIO.

        Il rapporto di cambio delle azioni è stato così fissato:

        n. 1,77 azioni della Versicor, da nominali USD 0,001 cadauna, contro n. 1 azione B.I. da nominali Euro 1 (un Euro) cadauna.

        Non è previsto il conguaglio in denaro. Trovano applicazione le disposizioni del paragrafo 4.3.

2      CERTIFICATE OF INCORPORATION AND BY-LAWS OF THE INCORPORATING COMPANY FOR THE PURPOSE OF ANY AMENDMENTS TO THE BY-LAWS DERIVING FROM THE MERGER.

2.1    The Certificate of Incorporation of Versicor, currently in force, is not amended as a result of the merger. A copy of the Certificate of Incorporation is attached to this merger plan, and forms an integral and substantial part hereof.

2.2    The By-laws of Versicor, currently in force, will be changed as a consequence of the merger.

        The text of the By-laws, as amended as a consequence of the merger, is attached to this merger plan both in the Italian and in the English language; in the event of discrepancies, the English language version of the By-laws of Versicor shall prevail.

2.3    Versicor maintains the USA citizenship and it is subject to the law of the State of Delaware.

3      SHARE EXCHANGE RATIO.

        The exchange ratio of the shares was fixed as follows:

        No. 1,77 shares in Versicor, from nominal USD 0.001 each, against No. 1 B.I. share having a nominal value of 1 (one Euro) each.

        No cash balance is provided. The provisions of paragraph 4.3 shall apply.

3

Appendix A – page 63

4      MODALITÀ DI ASSEGNAZIONE DELLE AZIONI DELLA SOCIETÀ INCORPORANTE

4.1    Al perfezionamento dell'operazione di fusione la società incorporante procederà:

  •
  al cambio delle n. 12.160.500 azioni ordinarie della B.I. detenute dagli azionisti di B.I., dedotte le azioni proprie possedute da B.I. alla Data di Efficacia, nel rapporto di cambio sopra indicato, mediante l'emissione complessiva di massime n. 21.524.085 azioni dell'incorporante del valore nominale di USD 0,001 cadauna, con conseguente aumento del capitale sociale dell'incorporante di massimi USD 21.524, fatti salvi gli effetti dell'eventuale diritto di recesso di azionisti di B.I..

        Le azioni Versicor possedute da B.I. verranno annullate per effetto della fusione, cosi come le n. 76.808 azioni proprie attualmente possedute da B.I.. Versicor non possiede azioni di B.I..

4.2    Le azioni della Versicor saranno assegnate ai possessori di azioni della B.I. accentrate presso Monte Titoli S.p.A. per i titoli dalla stessa amministrati e dematerializzati ai sensi del D. Lgs. N. 213/98 e normativa di attuazione, a partire dal primo giorno lavorativo successivo alla data di decorrenza degli effetti giuridici della fusione.

4.3    Agli azionisti B.I. sarà assicurata, tramite una società autorizzata all'uopo incaricata la cui denominazione verrà comunicata con apposito avviso pubblicato su un quotidiano a diffusione nazionale, la possibilità di (i) acquistare il numero minimo di ulteriori azioni B.I. al fine di conseguire, in base al rapporto di cambio, un numero intero di azioni ordinarie Versicor; ovvero (ii) vendere le azioni B.I. che non consentono, in base al rapporto di cambio, di conseguire un numero intero di azioni ordinarie Versicor; il tutto ai prezzi ufficiali registrati nel Nuovo Mercato nel giorno in cui viene effettuata la compravendita, senza aggravio di spese, bolli e commissioni.

4      TERMS FOR THE ALLOCATION OF THE SHARES OF THE INCORPORATING COMPANY

4.1    Upon completion of the merger transaction, Versicor shall proceed with:

  •
  The exchange of no. 12,160,500 ordinary shares of B.I. held by B.I. shareholders, deducted the treasury stock owned by B.I. as of the Effective Date, in the above-mentioned share exchange ratio, through the overall issue of a maximum of No. 21,524,085 shares of the incorporating company having a nominal value of USD 0.001 each, with consequent increase in the outstanding share capital of the incorporating company in a maximum amount of USD 21,524, subject to the effects of the right of withdrawal (if any) by B.I. shareholders.

        Versicor's shares of common stock owned by B.I. shall be cancelled as a consequence of the merger, likewise n. 76,808 treasury stocks presently owned by B.I.. Versicor does not own B.I.'s shares.

4.2    The shares of Versicor will be allocated to the holders of B.I. shares deposited with Monte Titoli S.p.A. for the securities managed by the same and dematerialized pursuant to Legislative Decree no. 213/98 and relevant implementation rules, effective from the first working day following the effective date of the legal consequences of the merger.

4.3    B.I. shareholders will be ensured the possibility, through a qualified company duly appointed to such purpose, the name of which will be notified by an appropriate notice published on a daily newspaper distributed throughout the national territory, to: (i) purchase the minimum number of further shares of B.I. for the purpose of achieving, based on the exchange ratio, a whole number of Versicor shares; or (ii) sell the B.I. shares that do not permit to achieve, based on the exchange ratio, a whole number of Versicor shares; all of this, at the official prices recorded on the Nuovo Mercato on the day when the sale and purchase is performed, without additional expenses, stamp duties and commissions.

4

Appendix A – page 64

5      DATA DALLA QUALE LE AZIONI DI NUOVA EMISSIONE PARTECIPANO AGLI UTILI

        Le azioni Versicor di nuova emissione attribuite agli azionisti B.I. in concambio delle azioni B.I. estinte per effetto della fusione avranno il medesimo godimento delle azioni Versicor in circolazione alla Data di Efficacia.

6      DATA DI DECORRENZA DEGLI EFFETTI DELLA FUSIONE.

        Gli effetti giuridici della fusione decoreranno, nel rispetto dell'art. 2504-bis c.c., dalla data che verrà indicata nell'atto di fusione (la "Data di Efficacia").

        Le operazioni della società incorporata saranno imputate al bilancio della Versicor, a decorrere dalla Data di Efficacia della fusione.

        Da tale data Versicor assumerà tutto il patrimonio, tutti i diritti e gli obblighi di B.I. così come previsto anche dall'art. 2504 bis primo comma codice civile italiano.

7      TRATTAMENTO EVENTUALMENTE RISERVATO A PARTICOLARI CATEGORIE DI SOCI.

        Non esistono categorie particolari di soci cui sia riservato un trattamento particolare né sono attualmente in circolazione azioni diverse da quelle ordinarie, né titoli recanti diritti di acquisto, sottoscrizione o conversione in azioni dell'incorporante o dell'incorporata.

8      VANTAGGI PARTICOLARI EVENTUALMENTE PROPOSTI A FAVORE DEGLI AMMINISTRATORI DELLE SOCIETÀ PARTECIPANTI ALLA FUSIONE.

        Nessun particolare vantaggio è previsto a favore degli amministratori delle società partecipanti alla fusione, fatta eccezione per determinate clausole di indennizzo previste nell'atto costitutivo e nello statuto di Versicor, qui allegati, in favore dei nuovi amministratori di Versicor stessa.

5      DATE FROM WHICH THE NEWLY ISSUED SHARES PARTICIPATE IN THE PROFITS

        The Versicor newly issued shares awarded to B.I. shareholders in exchange of the B.I. shares shall be entitled to have the same enjoyment as of the Versicor's shares of common stock outstanding as of the Effective Date.

6      EFFECTIVE DATE OF THE MERGER.

        The legal effects of the merger shall start, in compliance with Article 2504-bis of the Italian Civil Code, from the date that will be indicated in the deed of merger (the "Effective Date").

        The transactions of the merged company shall be entered in the balance sheet of Versicor, from the Effective Date of the merger.

        Effective from the above-mentioned date, Versicor shall take over all the assets, rights and obligations of B.I. so as provided by Article 2504 bis, first paragraph, of the Italian Civil Code.

7      TREATMENT POSSIBLY RESERVED TO PARTICULAR CATEGORIES OF SHAREHOLDERS.

        No particular categories of shareholders exist to which a particular treatment is reserved and no shares are currently outstanding other than ordinary shares or common stock, as applicable, and no securities exist, bearing any purchase, subscription or conversion rights in shares of the incorporating company or merged company.

8      PARTICULAR BENEFITS, IF ANY, PROPOSED IN FAVOUR OF THE DIRECTORS OF THE COMPANIES PARTICIPATING IN THE MERGER.

        No particular benefits are provided in favour of the directors of the Companies participating in the merger, except for certain indemnification provisions set forth in the attached Versicor's Certificate of Incorporation and Versicor's Bylaws in favour of the new directors of Versicor.

5

Appendix A – page 65

9      DIRITTO DI RECESSO

        È fatta salva per gli azionisti di B.I., assenti o dissenzienti, la facoltà di esercitare il diritto di recesso ai sensi dell'art. 2437 del codice civile (i.e., mutamento dell'oggetto sociale e trasferimento della sede sociale all'estero).

        Il recesso sarà efficace subordinatamente al perfezionamento della fusione.

        Il prezzo di rimborso delle azioni della B.I. in caso di recesso sarà pari alla media aritmetica dei prezzi ufficiali rilevati sul Nuovo Mercato nel semestre antecedente alla deliberazione di fusione assunta dall'assemblea straordinaria della B.I.. Il prezzo di rimborso sarà corrisposto a far tempo dalla Data di Efficacia della fusione.

10    CONDIZIONI AL PERFEZIONAMENTO DELL'ATTO DI FUSIONE

        Si precisa che l'esercizio della delega rilasciata dagli azionisti delle società partecipanti alla fusione ai legali rappresentanti per il perfezionamento del relativo atto di fusione sarà subordinato all'approvazione dei competenti organi deliberativi delle società partecipanti alla fusione, alle autorizzazioni di legge e regolamentari delle autorità governative e di vigilanza, e al parere favorevole dell'amministrazione finanziaria italiana in relazione alla neutralità fiscale della fusione, alle seguenti ulteriori condizioni che dovranno verificarsi entro la data di stipula dell'atto di fusione:

            (i)  Provvedimento di ammissione delle azioni Versicor alla quotazione al Nuovo Mercato e provvedimento di ammissione a quotazione al Nasdaq National Market delle nuove azioni Versicor da emettersi in concambio agli azionisti di B.I. e da emettersi in esecuzione del piano di stock options di Versicor;

          (ii)  Assenza di azioni giudiziarie o di procedimenti di qualsiasi tipo intrapresi da enti governativi finalizzati ad impedire il perfezionamento della fusione;

9      RIGHT OF WITHDRAWAL

        B.I. shareholders who are absent or dissenting, shall be entitled to exercise the right of withdrawal pursuant to Article 2437 of the Italian Civil Code (i.e. change of the corporate purpose and transfer of the company's registered office abroad).

        The withdrawal shall be effective, subject to the completion of the merger.

        The price of redemption of B.I. shares shall be equal to the arithmetic mean of the official prices recorded on the Nuovo Mercato in the six-month period prior to the merger resolution passed by the extraordinary shareholders' meeting of B.I. The redemption price shall be paid from the Effective Date of the merger.

10    CONDITIONS PRECEDENT TO THE CONCLUSION OF THE DEED OF MERGER

        It is pointed out that the exercise of the proxy delivered by the shareholders of the companies participating in the merger to the legal representatives of the companies for the execution and filing of the relevant deed, shall be subject to the approval of the competent bodies of the companies participating in the merger, the authorizations provided by the applicable provisions of law and regulations of the governmental and surveillance authorities, as well as to the favourable opinion of the Italian finance administration on the tax neutrality of the merger, and the following additional conditions, to be complied with by the date of entering into the merger deed:

            (i)  Approval of Versicor shares for listing on the Nuovo Mercato and approval of Versicor shares issuable to former B.I. shareholders and under Versicor's stock option plan for listing on the NASDAQ National Market;

          (ii)  Absence of any litigation or injunctions or legal restraints brought by, threatened by or issued by a governmental entity prohibiting the consummation of the merger;

6

Appendix A – page 66

          (iii)  Efficacia della Registration Statement ("dichiarazione di registrazione"), ai sensi del diritto americano, trasmessa da Versicor alla U.S. Securities and Exchange Commission;

          (iv)  Decorso del termine per l'approvazione dell'operazione di fusione da parte dell'Autorità Garante della Concorrenza e del Mercato;

          (v)  Ricezione da parte di B.I. e di Versicor dei pareri legali in materia societaria e fiscale, nei testi già concordati, dai rispettivi consulenti;

          (vi)  Esercizio del diritto di recesso di cui al precedente paragrafo 9, per un corrispettivo complessivo inferiore a USD 25.000.000 da convertirsi in euro al tasso di cambio EURO / USD applicabile tre giorni lavorativi prima della data della delibera assembleare di approvazione del progetto di fusione, quale risultante da Il Sole 24-ore;

        (vii)  Assenza di eventi sostanzialmente sfavorevoli relativi a B.I. e a Versicor;

        (viii)  Ricezione da parte di B.I. e di Versicor dei pareri di congruità del rapporto di cambio delle rispettive società di revisione in relazione alle situazioni patrimoniali di entrambe le società partecipanti alla fusione;

          (ix)  Dimissioni di determinati attuali amministratori e dirigenti di Versicor e nomina di dirigenti, collaboratori ed amministratori su indicazione di B.I.;

          (x)  Approvazione da parte dell'assemblea degli azionisti di Versicor, convocata per l'approvazione del progetto di fusione, (i) dell'incremento nel numero di azioni ordinarie Versicor for l'assegnazione ai sensi del 2001 Piano di Stock Options di Versicor di almeno n. 5.400.737 azioni (o il maggior numero che dovesse essere deliberato dal consiglio di amministrazione di Versicor e sottoposto all'approvazione dell'assemblea), e (ii) dell'adozione del 2002 Piano di Stock Options di Versicor.

          (iii)  Effectiveness of the registration statement filed by Versicor with the U.S. Securities and Exchange Commission;

          (iv)  Expiration or termination of applicable waiting periods under for the approval of the merger by the Autorità Garante della Concorrenza e del Mercato;

          (v)  Receipt by B.I. and Versicor of corporate and tax opinions, in the agreed form, by each other party's corporate and tax counsel;

          (vi)  Exercise of the right of withdrawal provided in paragraph 9 above, for an overall consideration less than USD 25,000,000, to be converted into euro at the exchange ratio EURO / USD applicable three business days prior to the date of the shareholders meeting approving the merger plan, as resulting from Il Sole 24-ore;

        (vii)  Absence of any material adverse changes to either B.I. or Versicor;

        (viii)  Receipt of letters on the fairness of the exchange ratio from auditors of B.I. and Versicor as to the financial statements of B.I. and Versicor;

          (ix)  Resignation of certain current Versicor directors and officers and appointment of officers, collaborators and directors designated by B.I.;

          (x)  Approval by Versicor's stockholders at the Versicor Stockholders' Meeting, called for the approval of the merger plan, of (i) the increase of the number of shares of Versicor Common Stock available for award grant purposes under the 2001 Plan by at least n. 5,400,737 shares (or such greater number as the Versicor Board of Directors may approve and submit for stockholder approval at such meeting), and (ii) the adoption of the 2002 Plan.

7

Appendix A – page 67

          (xi)  Consegna da parte di ciascuna delle società partecipanti alla fusione all'altra società dei seguenti certificati: (a) il certificato di vigenza (o l'equivalente appropriato) della società; (b) la copia delle delibere del Consiglio di Amministrazione e dell'assemblea dei soci che approvano il progetto di fusione e (c), una copia conforme e completa dello Statuto della società controllata di B.I..

11    ALTRE INFORMAZIONI

        Sarà chiesto che alla Data di Efficacia della fusione tutte le azioni Versicor, incluse quelle assegnate in concambio agli ex azionisti B.I. e quelle emesse in esecuzione del piano di stock options di Versicor, siano negoziate sia sul NASDAQ National Market che sul Nuovo Mercato, in modo che la procedura di ammissione a quotazione sul NASDAQ National Market e sul Nuovo Mercato delle azioni Versicor di nuova emissione si completi in tempo utile per garantire la simultaneità della trattazione di dette azioni sui due mercati.

        Gli scambi di azioni Versicor effettuati sul Nuovo Mercato saranno liquidati attraverso Monte Titoli, mentre le operazioni effettuate sul NASDAQ National Market saranno liquidate attraverso "The Depository Trust Company" ("DTC"), che è il principale sistema di compensazione americano. Pertanto, al fine di vendere sul NASDAQ National Market azioni detenute attraverso Monte Titoli, l'investitore dovrà istruire un broker americano e provvedere al deposito delle azioni presso detto broker. Il trasferimento delle azioni verrà effettuato attraverso il collegamento Monte Titoli-DTC.

        Il tutto salvo le esigenze tecniche dei mercati interessati.

* * *

        Sono salve rettifiche del presente progetto di fusione e degli allegati atto costitutivo e statuto di Versicor richieste ai fini dell'iscrizione del presente progetto di fusione nel Registro delle Imprese di Milano e da ogni competente autorità in materia.

          (xi)  Delivery from one company to the other of the following certificates: (a) certificate of good standing (or appropriate counterpart) of the company; (b) duly adopted resolutions of the Board of Directors and shareholders of each of the companies approving the merger plan, and (c) a true, correct and complete copy of the bylaws of Biosearch's subsidiary.

11    ADDITIONAL INFORMATION

        It will be required that, on the Effective Date of the merger, all Versicor shares, including those awarded in exchange to the former B.I. shareholders and those issued in connection with Versicor's stock options plan, will be traded both on the NASDAQ National Market and on the Nuovo Mercato, so that the procedure for the admission to the listing on the NASDAQ National Market and on the Nuovo Mercato of Versicor newly issued shares be completed within a reasonable period of time in order to ensure the simultaneous listing of said shares on both markets.

        The exchange of Versicor shares made on the Nuovo Mercato will be settled through Monte Titoli, whilst the transactions performed on the NASDAQ National Market will be settled through "The Depository Trust Company" ("DTC"), which is the principal clearing system in the U.S.A. Therefore, for the purpose of selling on the NASDAQ National Market the shares held through Monte Titoli, the investor shall instruct a broker in the U.S.A. affiliated with DTC and deposit the shares with said broker. The transfer of the shares will be made through the connection between Monte Titoli and DTC.

        All the above is subject to the technical requirements of the markets concerned.

* * *

        Subject to any adjustments and amendments to this merger plan and the enclosed Versicor's Certificate of Incorporation and Versicor's Bylaws, requested for the purpose of the registration of this merger plan in the Register of Enterprises of Milan and/or requested by the competent authorities in the subject matter hereof.

8

Appendix A – page 68

Allegati:

  •
  Atto costitutivo Versicor Inc.;

  •
  Statuto di Versicor, come modificato in conseguenza della fusione;

Data 30 luglio, 2002

Il Presidente del consiglio di amministrazione di Biosearch Italia S.p.A.

Attachments

  •
  Certificate of Incorporation of Versicor Inc.;

  •
  Bylaws of Versicor, as amended as a consequence of the merger;

Date July 30, 2002

The Chairman of the board of directors of Versicor Inc.

9

Appendix A – page 69

EXHIBIT B

FORM OF BIOSEARCH SHAREHOLDER VOTING AGREEMENT

        THIS VOTING AGREEMENT (this "Agreement") is made and entered into as of July 30, 2002, by and between Versicor Inc., a Delaware corporation ("Versicor"), and the undersigned shareholder (the "Biosearch Shareholder") of Biosearch Italia S.p.A., an Italian joint stock company ("Biosearch").

        THE PARTIES TO THIS AGREEMENT enter into this Agreement on the basis of the following facts, intentions and understandings:

        A.    As of the date hereof, the Biosearch Shareholder has full title to and is entitled to dispose of (or to direct the disposition of) and/or to vote (or to direct the voting of) the number of ordinary shares, nominal value Euro 1 per share, of Biosearch ("Biosearch Ordinary Shares"), set forth opposite such Biosearch Shareholder's name on Schedule I attached hereto (such Biosearch Ordinary Shares are collectively referred to herein as the "Subject Shares") and the Biosearch Shareholder does not own and is not entitled to dispose of or vote any other securities of Biosearch or any other interest in any such securities (collectively, the "Other Biosearch Securities").

        B.    The parties hereto acknowledge that on July 30, 2002 (i) Biosearch's board of directors approved the Plan of Merger (Progetto di Fusione) (the "Merger Plan") in relation to the Merger (as defined below), and (ii) Versicor and Biosearch entered into that certain Agreement and Plan of Merger dated as of July 30, 2002 (together with the Merger Plan, as the same may be amended from time to time, the "Merger Agreement"; capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Merger Agreement), pursuant to which, upon the terms and subject to the conditions thereof, Biosearch will merge with and into Versicor and Versicor shall be the surviving corporation (the "Merger").

        C.    The Biosearch Shareholder, who declares to know the content of the Merger Agreement, in order to induce Versicor to enter into the Merger Agreement and consummate the Merger and the transactions contemplated by the Merger Agreement, and in consideration therefor, has agreed to enter into this Agreement.

        NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, the parties agree as follows:

ARTICLE I

TRANSFER AND VOTING OF SUBJECT SHARES

        1.1    Transfer of Subject Shares.    Except as may otherwise be agreed upon by Versicor in writing and as contemplated by the terms of this Agreement, from the date hereof through and including the date of the Biosearch Shareholder Approval (as defined in the Merger Agreement), the Biosearch Shareholder shall not, directly or indirectly, (a) transfer (which term shall include, without limitation, any sale, gift, pledge, encumbrance or other disposition), or consent to any transfer of, any or all of the Subject Shares, any Other Biosearch Securities or any interest therein or any voting power in relation thereto, (b) deposit the Subject Shares, any Other Biosearch Securities or any interest therein into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares or grant any proxy, power of attorney or other authorization in or with respect thereto, or (c) enter into any contract, option or other agreement or understanding with respect to any such transfer of any or all of the Subject Shares, any Other Biosearch Securities or any interest therein or any voting power in relation thereto.

Appendix A – page 70

        1.2    Agreement to Vote the Subject Shares.    The Biosearch Shareholder shall, at each and every meeting of the shareholders of Biosearch called with respect to any of the following, and at any adjournment or postponement thereof, and in any other circumstances upon which a vote or other approval with respect to any of the following is sought, solely in its capacity as a shareholder of Biosearch, take each and every action and accomplish each and every formality as is necessary to participate in the meetings and vote (and cause to be voted) all of the Subject Shares and each interest therein:

          (a)  in favor of the Merger, the Merger Agreement and the transactions contemplated thereby and, upon the request of Versicor, any actions required in furtherance thereof and hereof, including, without limitation, any proposal to permit Biosearch to adjourn such meeting (an "Adjournment Proposal");

          (b)  against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement), to the extent that such actions require the Biosearch Shareholder's approval or in relation to which such approval is sought: (i) any Alternative Transaction; (ii) a reorganization, recapitalization, dissolution or liquidation of Biosearch; and (iii) (A) any change in the present capitalization of Biosearch or any amendment of the articles of association or similar governing document of Biosearch, (B) any other change in the corporate structure or business of Biosearch; or (C) any other action which, in the case of each of the matters referred to in clauses (A) and (B) above, is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger and the other transactions contemplated by the Merger Agreement or this Agreement; and

          (c)  in favor of each other matter relating to the consummation of the transactions contemplated by the Merger Agreement;

provided, however, that upon the request of Versicor, the Biosearch Shareholder shall refrain from participating in such meetings for quorum purposes and the other purposes set forth in this Section 1.2, and shall not participate in any such meeting until such time that Versicor instructs the Biosearch Shareholder to resume attending such meetings for quorum purposes and the other purposes set forth in this Section 1.2.

        1.3    Grant of Irrevocable Proxy; Appointment of Proxy.

          (a)  Concurrently with the execution of this Agreement, and from time to time thereafter (including as soon as a Biosearch Shareholders' Meeting is called concerning any of the matters set forth in Section 1.2 hereof), the Biosearch Shareholder hereby agrees to deliver to Versicor an irrevocable proxy in the form attached hereto as Exhibit A (the "Proxy") with respect to the Subject Shares, which shall be coupled with an interest of Versicor and irrevocable to the fullest extent permissible by law.

          (b)  The Biosearch Shareholder represents that any proxies heretofore given in respect of the Subject Shares are revocable, and that any such proxies are hereby revoked or will be revoked by appropriate notice (or other instrument) prior to or concurrently with the execution and delivery of this Agreement. The Biosearch Shareholder hereby terminates, as of the date immediately before the date of this Agreement, that certain syndicate agreement for block and vote entered into on January 30, 2001 (as amended, the "Prior Biosearch Voting Agreement"), by and among Biosearch and certain managers and shareholders of Biosearch, and represents that the Prior Biosearch Voting Agreement is of no further force or effect as of the date of this Agreement.

          (c)  The Biosearch Shareholder recognizes that the Merger will be of benefit to the Biosearch shareholder and acknowledges that Versicor is incurring costs and expenses in reliance on the

2

Appendix A – page 71

  representations and agreements of the Biosearch Shareholder set forth in this Agreement. The Biosearch Shareholder hereby affirms and agrees that the Proxies referred to in this Section 1.3 shall be given in connection with the adoption by Versicor of the Merger Agreement, and that such Proxies are given to secure the performance of the duties of the Biosearch Shareholder under this Agreement. The Biosearch Shareholder hereby further affirms and agrees that such Proxies are coupled with an interest of Versicor and are intended to be irrevocable to the fullest extent permissible by law. The Biosearch Shareholder hereby confirms and agrees that the Proxies are effective to consummate the intent of this Agreement to the maximum extent permitted by applicable law.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE BIOSEARCH SHAREHOLDER

        The Biosearch Shareholder hereby represents and warrants to Versicor as follows:

        2.1    Ownership of Subject Shares; Agreements.

          (a)  On the date hereof, the Biosearch Shareholder owns, directly or indirectly, and has the power to direct the voting of, the Subject Shares set forth next to the Biosearch Shareholder's name set forth on Schedule I attached hereto. On the date hereof, the Subject Shares constitute all of the shares of capital stock of Biosearch or Other Biosearch Securities owned of record or otherwise by the Biosearch Shareholder or as to which such Biosearch Shareholder has the power to direct the voting of such shares. The Biosearch Shareholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Article 1 hereof, sole power of disposition, sole power of conversion, sole power (if any) to demand, appraisal or rescission rights, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Biosearch Shareholder's Subject Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

          (b)  As of the date hereof, the Biosearch Shareholder is not a party to any other agreement in respect of the capital stock of Biosearch or any Other Biosearch Securities, including, without limitation, (i) any voting agreement or arrangement, (ii) any agreement or arrangement to grant a proxy or power of attorney or other authorization, or (iii) any other contract, option or other agreement or understanding, in each instance except as contemplated hereby.

        2.2    Power; Binding Agreement.    The Biosearch Shareholder has all requisite powers and authority to enter into and perform all of its obligations under this Agreement. The execution, delivery and performance of this Agreement by the Biosearch Shareholder shall not violate any agreement to which the Biosearch Shareholder is a party, including, without limitation, the Prior Biosearch Voting Agreement, or any other voting agreement, proxy arrangement, pledge agreement, shareholders agreement, voting trust or trust agreement. This Agreement has been duly and validly executed and delivered by the Biosearch Shareholder to Versicor and constitutes a legally valid and binding obligation of the Biosearch Shareholder, enforceable against the Biosearch Shareholder in accordance with its terms, except as may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors' rights generally, or (b) general principles of equity relating to enforceability, whether considered in a proceeding at law or in equity. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Biosearch Shareholder is a trustee whose consent is required for the execution and delivery of this Agreement or the compliance by the Biosearch Shareholder with the terms hereof. If the Biosearch Shareholder is a natural person and is married, and the Subject Shares constitute community property or the Biosearch Shareholder otherwise needs spousal or other similar approval for this Agreement to be legal, valid and

3

Appendix A – page 72

binding, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Biosearch Shareholder's spouse, enforceable against such spouse in accordance with its terms.

        2.3    No Conflicts.    None of the execution and delivery of this Agreement by the Biosearch Shareholder, the consummation by the Biosearch Shareholder of the transactions contemplated hereby or compliance by the Biosearch Shareholder with any of the provisions hereof shall (a) conflict with or violate any agreement, law, rule, regulation, order, judgment or decision or other instrument binding upon the Biosearch Shareholder or any of the Biosearch Shareholder's properties or assets, nor require any consent, notification, regulatory filing or approval which has not been obtained, (b) result in any violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give to any third party a right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Biosearch Shareholder is a party or by which the Biosearch Shareholder or any of its properties or assets may be bound or affected, or (c) in the case of a Biosearch Shareholder that is other than a natural person, conflict with, or result in any breach of, any organizational documents applicable to the Biosearch Shareholder.

        2.4    No Liens.    Except as established hereby, the Subject Shares (with the exception of the Subject Shares which are not owned by the Biosearch Shareholder, but for which the Biosearch Shareholder exercises the relevant voting power) are now and, at all times during the term hereof will be, held by the Biosearch Shareholder, or by a nominee or custodian for the benefit of the Biosearch Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever.

        2.5    No Solicitation.    The Biosearch Shareholder hereby agrees, in the Biosearch Shareholder's capacity as a shareholder of Biosearch, that neither the Biosearch Shareholder nor any of the Biosearch Shareholder's subsidiaries, if applicable, shall (and the Biosearch Shareholder shall cause the Biosearch Shareholder's officers, directors, employees, investment bankers, consultants, attorneys, accountants, agents, advisors and representatives not to), directly or indirectly, take any action to solicit, initiate, encourage, facilitate, participate in or initiate discussions or negotiations with, or provide any information to, any person (other than Versicor or any of its affiliates or representatives) concerning any Alternative Proposal; provided, however, that nothing contained in this Section 2.5 shall restrict the Biosearch Shareholder or any officer, director or employee of the Biosearch Shareholder or the Biosearch Shareholder's subsidiaries, if applicable, from taking any action in his or her capacity as a director, officer or employee of Biosearch which is permitted to be taken pursuant to Section 4.4 of the Merger Agreement.

        2.6    No Purchases Within 12 Months.    The Biosearch Shareholder has not, during the period from and including the date twelve (12) months prior to the date hereof through and including the date hereof, purchased, obtained or acquired in any manner whatsoever (other than in connection with a stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Biosearch affecting the Biosearch Ordinary Shares) any Biosearch Ordinary Shares.

        2.7    Accuracy of Representations.    The representations and warranties contained in this Agreement are accurate in all respects as of the date of this Agreement, will be accurate in all respects at all times until termination of this Agreement.

4

Appendix A – page 73

ARTICLE III

REPRESENTATIONS AND WARRANTIES
OF VERSICOR

        On the date hereof, Versicor (a) does not own, directly or indirectly any shares of Biosearch Ordinary Shares or Other Biosearch Securities and (b) except for this Agreement, the Brioni Shareholder Voting Agreement dated as of July 30, 2002, by and between Versicor and 3i Group plc, the Merger Agreement and the transactions contemplated by those agreements, is not a party to any agreement in respect of the capital stock of Biosearch or any Other Biosearch Securities, including, without limitation, (i) any voting agreement or arrangement, (ii) any agreement or arrangement to grant a proxy or power of attorney or other authorization, or (iii) any other contract, option or other agreement or understanding, in each instance except as contemplated hereby.

ARTICLE IV

COVENANTS

        4.1    Further Assurances.    From time to time and without any additional consideration, upon the request of Versicor, the Biosearch Shareholder shall execute and deliver to Versicor such additional instruments containing grants of proxy with respect to the Subject Shares (which grants of proxy shall be in substantially the form described in Section 1.3(a) hereof) as Versicor may reasonably request in connection with the Biosearch Shareholder's obligations under this Agreement.

        4.2    Waiver of Rescission Rights.    To the fullest extent enforceable under applicable law, the Biosearch Shareholder hereby undertakes not to exercise, and therefore waives, any rights of withdrawal or rescission with respect to the Merger that the Biosearch Shareholder may have.

        4.3    No Inconsistent Actions.    The Biosearch Shareholder shall not, nor shall it permit any of its directors, officers, partners, employees or agents or any investment banker, attorney or other adviser or representative of the Biosearch Shareholder to, directly or indirectly, take any action that would in any way restrict, limit or interfere with the performance of the Biosearch Shareholders obligations hereunder or the transactions contemplated hereby or by the Merger Agreement, or which shall cause any of the representations set forth in Article 2 of this Agreement to become untrue. In this regard, the Biosearch Shareholder hereby agrees that it shall not, during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms, purchase, obtain or acquire in any manner whatsoever (other than in connection with a stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Biosearch affecting the Biosearch Ordinary Shares) any Biosearch Ordinary Shares or any capital stock of Biosearch or any Other Biosearch Securities.

        4.4    Reasonable Efforts.    Subject to the terms and conditions of this Agreement, Versicor agrees to use its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

        4.5    Permitted Actions.    The parties hereto hereby agree and acknowledge that nothing contained in this Agreement shall restrict the Biosearch Shareholder or any officer, director or employee of the Biosearch Shareholder or the Biosearch Shareholder's subsidiaries (if applicable) from taking any action in his or her capacity as a director, officer or employee of Biosearch which is permitted to be taken pursuant to Section 4.4 of the Merger Agreement.

5

Appendix A – page 74

ARTICLE V

TERMINATION

        Other than Article VI hereof (which shall survive in any event), this Agreement and the covenants, representations and warranties, agreements and irrevocable proxy or proxies contained herein or granted pursuant hereto shall automatically terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with Article VII thereof, and (ii) the consummation of the Merger. Upon any termination of this Agreement, this Agreement shall thereupon become void and of no further force and effect, and there shall be no liability in respect of this Agreement or of any transactions contemplated hereby or by the Merger Agreement on the part of any party hereto or any of its directors, officers, partners, stockholders, employees, agents, advisors, representatives or affiliates; provided, however, that nothing herein shall relieve any party from any liability for such party's willful breach of this Agreement; and provided further, that nothing herein shall limit, restrict, impair, amend or otherwise modify the rights, remedies, obligations or liabilities of any person under any other contract or agreement, including without limitation, the Merger Agreement.

ARTICLE VI

MISCELLANEOUS

        6.1    Specific Performance.    Each party hereto recognizes and agrees that, if for any reason any of the provisions of this Agreement are not performed by the other parties in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused to the non-breaching parties for which money damages would not be an adequate remedy. Accordingly, the parties agree that, in addition to any other available remedies, the non-breaching parties shall be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement without the necessity of the non-breaching parties posting a bond or other form of security. In the event that any action should be brought in equity to enforce the provisions of this Agreement, the breaching party will not allege, and the breaching party hereby waives the defense, that there is an adequate remedy at law.

        6.2    Severability.    Any term or provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction by any rule or law or public policy shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without rendering invalid, illegal or unenforceable the remaining terms and provisions of this Agreement or affecting the validity, legality or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. Without limiting the foregoing, upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

        6.3    Entire Agreement; Amendments.    This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may not be amended except by an instrument in writing signed by each of the parties against whom such amendment is sought to be enforced.

        6.4    Assignment.    Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by either of the parties without the prior written consent of the other party. Subject to the preceding sentence, this

6

Appendix A – page 75

Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

        6.5    Headings.    The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        6.6    Notices.    All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by express courier (providing proof of delivery) or communicated by confirmed facsimile to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          (a)  if to the Biosearch Shareholder, to the addresses set forth next to the Biosearch Shareholder's name on Schedule II attached hereto, and

          (b)  if to Versicor, to:

      Versicor Inc.
      34790 Ardentech Court
      Fremont, California 94555
      Facsimile: (510) 739-3003
      Attention:  Mr. George F. Horner, III
                          Dov A. Goldstein, M.D.

      with a copy to:

      O'Melveny & Myers LLP
      Embarcadero Center West
      275 Battery Street, Suite 2600
      San Francisco, CA 94111
      Facsimile: (415) 984-8701
      Attention: Peter T. Healy, Esq.

        6.7    Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

          (a)  This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

          (b)  Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Delaware state court, or Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware state court or, to the extent permitted by law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware state or Federal court, and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding any such Delaware state or Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be

7

Appendix A – page 76

  conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 6.6 hereof. Each party not located in the United States irrevocably appoints CT Corporation System, which currently maintains a Delaware office at 1209 Orange Street, Wilmington, Delaware 19801, United States of America, as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the State of Delaware. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by law.

          (c)  EACH PARTY ACKNOWLEDGES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY ACKNOWLEDGES AND AGREES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD, IN THE EVENT OF LITIGATION, SEEK TO PREVENT OR DELAY THE ENFORCEMENT OF EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.7(C).

        6.8    Counterparts; Effectiveness.    This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

[Signature page follows.]

8

Appendix A – page 77

        IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed as of the date first written above.

"VERSICOR"
VERSICOR INC., a Delaware corporation
By:	George F. Horner III President and Chief Executive Officer
"BIOSEARCH SHAREHOLDER"

Name:

[SIGNATURE PAGE TO BIOSEARCH SHAREHOLDER VOTING AGREEMENT]

S-1

Appendix A – page 78

SCHEDULE I

LIST OF BIOSEARCH SHAREHOLDERS

Registered Holder	Number of Shares Subject to This Agreement
Claudio Quarta	1,345,968
Francesco Parenti	674,485

Schedule I

Appendix A – page 79

SCHEDULE II

NOTICES

Biosearch Shareholder	Notice To:	With a Copy To:
Claudio Quarta	c/o Biosearch Italia, S.p.A. Via Roberto Lepetit n. 34 Gerenzano, Italy 21040 Facsimile: 011 3902 96474 400	Studio Legale Chiomenti Via A. Boito n.8 Milan, Italy 20121 Facsimile: 011 39027215 7230 Attention: Paolo Giacometti
Francesco Parenti	c/o Biosearch Italia, S.p.A. Via Roberto Lepetit n. 34 Gerenzano, Italy 21040 Facsimile: 011 3902 96474 400	Studio Legale Chiomenti Via A. Boito n.8 Milan, Italy 20121 Facsimile: 011 39027215 7230 Attention: Paolo Giacometti

Schedule II

Appendix A – page 80

EXHIBIT A TO
BIOSEARCH SHAREHOLDER VOTING AGREEMENT

FORM OF IRREVOCABLE PROXY

        The undersigned shareholder of Biosearch Italia S.p.A., an Italian joint stock company ("Biosearch"), born in                        ,                         on                         , [in his/her capacity as legal representative of                        , with its registered office at                        ,                         ], hereby irrevocably (to the fullest extent permitted by law) appoints George F. Horner III and Dov A. Goldstein, M.D., and each of them individually, in their capacities as Chief Executive Officer and Chief Financial Officer of Versicor Inc., a Delaware corporation ("Versicor"), and any successor in any office of Versicor currently held by either or both, as the undersigned's attorney-in-fact (with full power of substitution and resubstitution), for and in the name, place and stead of the undersigned, to represent the undersigned at the Biosearch Shareholders' Meeting, and to vote and exercise all other rights belonging to the undersigned in his/her/its capacity as a shareholder of Biosearch with respect to all of ordinary shares, nominal value Euro 1 per share, of Biosearch ("Biosearch Ordinary Shares"), that now are or hereafter may be beneficially owned by the undersigned, or the voting power or title over which may be acquired by the undersigned on or after the date hereof (the "Subject Shares"):

        (a)  in favor of the Merger, the Merger Agreement and the transactions contemplated thereby, and any actions required in furtherance thereof and hereof, including, without limitation, any proposal to permit Biosearch to adjourn such meeting (an "Adjournment Proposal");

        (b)  against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement), to the extent that such actions require the Biosearch Shareholders' approval or in relation to which such approval is sought: (i) any Alternative Transaction; (ii) a reorganization, recapitalization, dissolution or liquidation of Biosearch; and (iii) (A) any change in the present capitalization of Biosearch or any amendment of the articles of incorporation or similar governing document of Biosearch, (B) any other change in the corporate structure or business of Biosearch; or (C) any other action which, in the case of each of the matters referred to in clauses (A) and (B) above, is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely effect the consummation of the Merger and the other transactions contemplated by the Merger Agreement or this Agreement; and

        (c)  in favor of each other matter relating to the consummation of the transactions contemplated by the Merger Agreement.

        The Subject Shares beneficially owned by the undersigned as of the date of this Proxy are listed on Schedule I to that certain Biosearch Shareholder Voting Agreement dated July     , 2002, by and between Versicor and the undersigned (as the same may be amended from time to time, the "Voting Agreement").

        This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest of Versicor and is granted pursuant to the Voting Agreement in consideration of Versicor entering into the Agreement and Plan of Merger dated as of July [    ], 2002 (as the same may be amended from time to time, the "Merger Agreement"), by and between Versicor and Biosearch (capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Merger Agreement).

A-1

Appendix A – page 81

        Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned. The undersigned hereby ratifies and confirms in advance all that such attorneys-in-fact may lawfully do or cause to be done by virtue of this Proxy.

        Dated: [                        ], 2002

[Name of Biosearch Shareholder]

Name:

A-2

Appendix A – page 82

EXHIBIT C

FORM OF VERSICOR STOCKHOLDER VOTING AGREEMENT

        THIS VOTING AGREEMENT (this "Agreement") is made and entered into as of July 30, 2002, by and between Biosearch Italia S.p.A., an Italian joint stock company ("Biosearch"), and the undersigned stockholder (the "Versicor Stockholder") of Versicor Inc., a Delaware corporation ("Versicor").

        THE PARTIES TO THIS AGREEMENT enter into this Agreement on the basis of the following facts, intentions and understandings:

        A.    As of the date hereof, the Versicor Stockholder has full title to and is entitled to dispose of (or to direct the disposition of) and/or vote (or to direct the voting of) the number of shares of common stock, par value $0.001 per share, of Versicor ("Versicor Common Stock"), set forth opposite such Versicor Stockholder's name on Schedule I attached hereto (such shares of Versicor Common Stock are collectively referred to herein as the "Subject Shares").

        B.    The parties hereto acknowledge that on July 30, 2002 (i) Versicor's board of directors approved the Plan of Merger (Progetto di Fusione) (the "Merger Plan") in relation to the Merger (as defined below) and (ii) Versicor and Biosearch entered into that certain Agreement and Plan of Merger dated as of July 30, 2002 (together with the Merger Plan, as the same may be amended from time to time, the "Merger Agreement"; capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Merger Agreement), pursuant to which, upon the terms and subject to the conditions thereof, Biosearch will merge with and into Versicor and Versicor shall be the surviving corporation (the "Merger").

        C.    The Versicor Stockholder, who declares to know the content of the Merger Agreement, in order to induce Biosearch to enter into the Merger Agreement and consummate the Merger and the transactions contemplated by the Merger Agreement, and in consideration therefor, has agreed to enter into this Agreement.

        NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, the parties agree as follows:

ARTICLE I

TRANSFER AND VOTING OF SUBJECT SHARES

        1.1    Transfer of Subject Shares.    Except as may otherwise be agreed upon by Biosearch in writing and as contemplated by the terms of this Agreement, from the date hereof through and including the date of the Versicor Stockholder Approval (as defined in the Merger Agreement), the Versicor Stockholder shall not, directly or indirectly, (a) transfer (which term shall include, without limitation, any sale, gift, pledge, encumbrance or other disposition), or consent to any transfer of, any or all of the Subject Shares or any interest therein or any voting power in relation thereto, (b) deposit the Subject Shares or any interest therein into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares or grant any proxy, power of attorney or other authorization in or with respect thereto, or (c) enter into any contract, option or other agreement or understanding with respect to any such transfer of any or all of the Subject Shares or any interest therein or any voting power in relation thereto.

        1.2    Agreement to Vote the Subject Shares.    The Versicor Stockholder shall, at each and every meeting of the stockholders of Versicor called with respect to any of the following, and at any adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Versicor with respect to any of the following, and in any other circumstances upon

Appendix A – page 83

which a vote, consent or other approval with respect to any of the following is sought, solely in its capacity as a stockholder of Versicor, take each and every action and accomplish each and every formality as is necessary to participate in the meetings (if applicable) and vote (or cause to be voted) all of the Subject Shares and each interest therein:

          (a)  in favor of the Merger, the Merger Agreement and the transactions contemplated thereby and, upon the request of Biosearch, any actions required in furtherance thereof and hereof, including, without limitation, any proposal to permit Versicor to adjourn such meeting (an "Adjournment Proposal");

          (b)  against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement), to the extent that such actions require the Versicor Stockholder's approval or in relation to which such approval is sought: (i) any Alternative Transaction; (ii) a reorganization, recapitalization, dissolution or liquidation of Versicor; and (iii) (A) any change in the present capitalization of Versicor or any amendment of the Certificate of Incorporation or similar governing document of Versicor, (B) any other change in the corporate structure or business of Versicor; or (C) any other action which, in the case of each of the matters referred to in clauses (A) and (B) above, is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger and the other transactions contemplated by the Merger Agreement or this Agreement; and

          (c)  in favor of each other matter relating to the consummation of the transactions contemplated by the Merger Agreement.

        1.3    Grant of Irrevocable Proxy; Appointment of Proxy.

          (a)  Concurrently with the execution of this Agreement, and from time to time thereafter (including as soon as a Versicor Stockholders' Meeting is called concerning any of the matters set forth in Section 1.2 hereof), the Versicor Stockholder hereby agrees to deliver to Biosearch an irrevocable proxy in the form attached hereto as Exhibit A (the "Proxy") with respect to the Subject Shares, which shall be coupled with an interest and irrevocable to the fullest extent permissible by law.

          (b)  The Versicor Stockholder represents that any proxies heretofore given in respect of the Subject Shares are revocable, and that any such proxies are hereby revoked or will be revoked by appropriate notice (or other instrument) prior to or concurrently with the execution and delivery of this Agreement.

          (c)  The Versicor Stockholder recognizes that the Merger will be of benefit to the Versicor Stockholder and acknowledges that Biosearch is incurring costs and expenses in reliance on the representations and agreements of the Versicor Stockholder set forth in this Agreement. The Versicor Stockholder hereby affirms and agrees that the Proxies set forth in this Section 1.3 are given in connection with the adoption by Biosearch of the Merger Agreement, and that such Proxies are given to secure the performance of the duties of the Versicor Stockholder under this Agreement. The Versicor Stockholder hereby further affirms and agrees that the Proxies are coupled with an interest and are intended to be irrevocable to the fullest extent permissible by law. The Versicor Stockholder hereby confirms and agrees that the Proxies are effective to consummate the intent of this Agreement to the maximum extent permitted by applicable law.

2

Appendix A – page 84

ARTICLE II

REPRESENTATIONS AND WARRANTIES
OF THE VERSACE STOCKHOLDER

        The Versicor Stockholder hereby represents and warrants to Biosearch as follows:

        2.1    Ownership of Subject Shares.    On the date hereof, the Versicor Stockholder owns, directly or indirectly, and has the power to direct the voting of, the Subject Shares set forth next to the Versicor Stockholder's name set forth on Schedule I attached hereto. On the date hereof, the Subject Shares constitute all of the shares of voting capital stock of Biosearch owned of record or otherwise by the Versicor Stockholder or as to which such Versicor Stockholder has the power to direct the voting of such shares. The Versicor Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Article 1 hereof, sole power of disposition, sole power of conversion, sole power (if any) to demand, appraisal or rescission rights, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Versicor Stockholder's Subject Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

        2.2    Power; Binding Agreement.    The Versicor Stockholder has all requisite powers and authority to enter into and perform all of its obligations under this Agreement. The execution, delivery and performance of this Agreement by the Versicor Stockholder shall not violate any agreement to which the Versicor Stockholder is a party, including, without limitation, any voting agreement, proxy arrangement, pledge agreement, stockholders agreement, voting trust or trust agreement. This Agreement has been duly and validly executed and delivered by the Versicor Stockholder, and constitutes a legally valid and binding obligation of the Versicor Stockholder, enforceable against the Versicor Stockholder in accordance with its terms, except as may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors' rights generally, or (b) general principles of equity relating to enforceability, whether considered in a proceeding at law or in equity. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Versicor Stockholder is a trustee whose consent is required for the execution and delivery of this Agreement or the compliance by the Versicor Stockholder with the terms hereof. If the Versicor Stockholder is a natural person and is married, and the Subject Shares constitute community property or the Versicor Stockholder otherwise needs spousal or other similar approval for this Agreement to be legal, valid and binding, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Versicor Stockholder's spouse, enforceable against such spouse in accordance with its terms.

        2.3    No Conflicts.    None of the execution and delivery of this Agreement by the Versicor Stockholder, the consummation by the Versicor Stockholder of the transactions contemplated hereby or compliance by the Versicor Stockholder with any of the provisions hereof shall (a) conflict with or violate any agreement, law, rule, regulation, order, judgment or decision or other instrument binding upon the Versicor Stockholder or any of the Versicor Stockholder's properties or assets, nor require any consent, notification, regulatory filing or approval which has not been obtained, (b) result in any violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give to any third party a right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Versicor Stockholder is a party or by which the Versicor Stockholder or any of its properties or assets may be bound or affected, or (c) if the Versicor Stockholder is other than a natural person, conflict with, or result in any breach of, any organizational documents applicable to the Versicor Stockholder.

3

Appendix A – page 85

        2.4    No Liens.    Except as established hereby, the Subject Shares (with the exception of the Subject Shares which are not owned by the Versicor Stockholder, but for which the Versicor Stockholder exercises the relevant voting power) are now and, at all times during the term hereof will be, held by the Versicor Stockholder, or by a nominee or custodian for the benefit of the Versicor Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever.

        2.5    No Solicitation.    The Versicor Stockholder hereby agrees, in the Versicor Stockholder's capacity as a stockholder of Versicor, that neither the Versicor Stockholder nor any of the Versicor Stockholder's subsidiaries, if applicable, shall (and the Versicor Stockholder shall cause the Versicor Stockholder's officers, directors, employees, investment bankers, consultants, attorneys, accountants, agents, advisors and representatives not to), directly or indirectly, take any action to solicit, initiate, encourage, facilitate, participate in or initiate discussions or negotiations with, or provide any information to, any person (other than Biosearch or any of its affiliates or representatives) concerning any Alternative Proposal; provided, however, that nothing contained in this Section 2.5 shall restrict the Versicor Stockholder or any officer, director or employee of the Versicor Stockholder or the Versicor Stockholder's subsidiaries, if applicable, from taking any action in his or her capacity as a director, officer or employee of Versicor which is permitted to be taken pursuant to Section 4.3 of the Merger Agreement.

        2.6    Accuracy of Representations.    The representations and warranties contained in this Agreement are accurate in all respects as of the date of this Agreement, will be accurate in all respects at all times until termination of this Agreement.

ARTICLE III

COVENANTS

        3.1    Further Assurances.    From time to time and without any additional consideration, upon the request of Biosearch, the Versicor Stockholder shall execute and deliver to Biosearch such additional instruments containing grants of proxy with respect to the Subject Shares (which grants of proxy shall be in substantially the form described in Section 1.3(a) hereof) as Biosearch may reasonably request in connection with the Versicor Stockholder's obligations under this Agreement.

        3.2    No Inconsistent Actions.    The Versicor Stockholder shall not, nor shall it permit any of its directors, officers, partners, employees or agents or any investment banker, attorney or other adviser or representative of the Versicor Stockholder to, directly or indirectly, take any action that would in any way restrict, limit or interfere with the performance of the Versicor Stockholders obligations hereunder or the transactions contemplated hereby or by the Merger Agreement, or which shall cause any of the representations set forth in Section 2 of this Agreement to become untrue.

        3.3    Reasonable Efforts.    Subject to the terms and conditions of this Agreement, Biosearch agrees to use its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

        3.4    Permitted Actions.    Nothing contained in this Agreement shall restrict the Versicor Stockholder or any officer, director or employee of the Versicor Stockholder or the Versicor Stockholder's subsidiaries (if applicable) from taking any action in his or her capacity as a director, officer or employee of Versicor which is permitted to be taken pursuant to Section 4.3 of the Merger Agreement.

4

Appendix A – page 86

ARTICLE IV

TERMINATION

        Other than Article V hereof (which shall survive in any event), this Agreement and the covenants, representations and warranties, agreements and irrevocable proxy or proxies contained herein or granted pursuant hereto shall automatically terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with Article VII thereof, and (ii) the consummation of the Merger. Upon any termination of this Agreement, this Agreement shall thereupon become void and of no further force and effect, and there shall be no liability in respect of this Agreement or of any transactions contemplated hereby or by the Merger Agreement on the part of any party hereto or any of its directors, officers, partners, stockholders, employees, agents, advisors, representatives or affiliates; provided, however, that nothing herein shall relieve any party from any liability for such party's willful breach of this Agreement; and provided further, that nothing herein shall limit, restrict, impair, amend or otherwise modify the rights, remedies, obligations or liabilities of any person under any other contract or agreement, including without limitation, the Merger Agreement.

ARTICLE V

MISCELLANEOUS

        5.1    Specific Performance.    Each party hereto recognizes and agrees that, if for any reason any of the provisions of this Agreement are not performed by the other parties in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused to the non-breaching parties for which money damages would not be an adequate remedy. Accordingly, the parties agree that, in addition to any other available remedies, the non-breaching parties shall be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement without the necessity of the non-breaching parties posting a bond or other form of security. In the event that any action should be brought in equity to enforce the provisions of this Agreement, the breaching party will not allege, and the breaching party hereby waives the defense, that there is an adequate remedy at law.

        5.2    Severability.    Any term or provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction by any rule or law or public policy shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without rendering invalid, illegal or unenforceable the remaining terms and provisions of this Agreement or affecting the validity, legality or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. Without limiting the foregoing, upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

        5.3    Entire Agreement; Amendments.    This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may not be amended except by an instrument in writing signed by each of the parties against whom such amendment is sought to be enforced.

        5.4    Assignment.    Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by either of the parties without the prior written consent of the other party. Subject to the preceding sentence, this

5

Appendix A – page 87

Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

        5.5    Headings.    The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        5.6    Notices.    All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by express courier (providing proof of delivery) or communicated by confirmed facsimile to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          (a)  if to the Versicor Stockholder, to the addresses set forth next to the Versicor Stockholder's name on Schedule II attached hereto,

      with a copy to:

      O'Melveny & Myers LLP
      275 Battery Street, Suite 2600
      San Francisco, CA 94111
      Facsimile: (415) 984-8701
      Attention: Peter T. Healy, Esq.

      and

          (b)  if to Biosearch, to:

      Biosearch Italia S.p.A.
      Via Roberto Lepetit n.34
      Gerenzano, Italy 21040
      Facsimile: 39 (029) 647-4400
      Attention: Francesco Parenti
                          Claudio Quarta

      with a copy to:

      Studio Legale Chiomenti
      Via A. Boito n.8
      Milan, Italy 20121
      Facsimile: 39 (027) 215-7230
      Attention: Paolo Giacometti

      with a copy to:

      Skadden, Arps, Slate, Meagher & Flom LLP
      525 University Avenue, 11th Floor
      Palo Alto, CA 94301
      Facsimile: (650) 470-4570
      Attention: Kenton J. King, Esq.

        5.7    Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

          (a)  This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

6

Appendix A – page 88

          (b)  Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Delaware state court, or Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware state court or, to the extent permitted by law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware state or Federal court, and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding any such Delaware state or Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 5.6 hereof. Each party not located in the United States irrevocably appoints CT Corporation System, which currently maintains a Delaware office at 1209 Orange Street, Wilmington, Delaware 19801, United States of America, as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the State of Delaware. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by law.

          (c)  EACH PARTY ACKNOWLEDGES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY ACKNOWLEDGES AND AGREES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD, IN THE EVENT OF LITIGATION, SEEK TO PREVENT OR DELAY THE ENFORCEMENT OF EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.7(c).

        5.8    Counterparts; Effectiveness.    This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

[Signature page follows.]

7

Appendix A – page 89

        IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed as of the date first written above.

"BIOSEARCH"
BIOSEARCH ITALIA S.p.A., an Italian joint stock company

By:
Claudio Quarta Chief Executive Officer

"VERSICOR STOCKHOLDER"

Name:

[SIGNATURE PAGE TO VERSICOR STOCKHOLDER VOTING AGREEMENT]

S-1

Appendix A – page 90

UPPER-CASE ROMAN NUMERALS, NO PREFIX

SCHEDULE I

LIST OF VERSICOR STOCKHOLDERS

Versicor Stockholder	Number of Shares Subject to This Agreement
George F. Horner III	17,500
HealthCare Ventures V, L.P.	1,442,869

Schedule I

Appendix A – page 91

SCHEDULE II

NOTICES

Versicor Stockholder	Notice To:	With a Copy To:
George F. Horner III	Versicor Inc. 34790 Ardentech Court Fremont, California 94555 Facsimile: (510) 739-3003	O'Melveny & Myers LLP 275 Battery Street, 26th Floore San Francisco, CA 94111 Facsimile: (415) 984-8701 Attention: Peter T. Healy, Esq.
HealthCare Ventures V, L.P.	Healthcare Ventures V, L.P. 44 Nassau Street Princeton, NJ 08452 Attn: James H. Cavanaugh, Ph.D Facsimile: (609) 430-9525	O'Melveny & Myers LLP 275 Battery Street, 26th Floor San Francisco, CA 94111 Facsimile: (415) 984-8701 Attention: Peter T. Healy, Esq.

Schedule II

Appendix A – page 92

EXHIBIT A TO
VERSICOR STOCKHOLDER VOTING AGREEMENT

FORM OF IRREVOCABLE PROXY

        The undersigned shareholder of Versicor Inc., a Delaware corporation ("Versicor"), born in                        ,                         on                         , [in his/her capacity as legal representative of                        , with its registered office at                        ,                         ], hereby irrevocably (to the fullest extent permitted by law) appoints Francesco Parenti and Claudio Quarta, and each of them individually, in their capacities as President and Chief Executive Officer of Biosearch Italia S.p.A., an Italian joint stock company ("Biosearch"), and any successor in any office of Biosearch currently held by either or both, as the undersigned's attorney-in-fact (with full power of substitution and resubstitution), for and in the name, place and stead of the undersigned, to represent the undersigned at the Versicor Stockholders' Meeting, and to vote and exercise all other rights belonging to the undersigned in his/her/its capacity as a stockholder of Versicor with respect to all of the shares of common stock, par value $0.001 per share, of Versicor ("Versicor Common Stock"), that now are or hereafter may be beneficially owned by the undersigned, or the voting power or title over which may be acquired by the undersigned on or after the date hereof (the "Subject Shares"):

          (a)  in favor of the Merger, the Merger Agreement and the transactions contemplated thereby, and any actions required in furtherance thereof and hereof, including, without limitation, any proposal to permit Versicor to adjourn such meeting (an "Adjournment Proposal");

          (b)  against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement), to the extent that such actions require the Versicor Stockholders' approval or in relation to which such approval is sought: (i) any Alternative Transaction; (ii) a reorganization, recapitalization, dissolution or liquidation of Versicor; and (iii) (A) any change in the present capitalization of Versicor or any amendment of the Certificate of Incorporation or similar governing document of Versicor, (B) any other change in the corporate structure or business of Versicor; or (C) any other action which, in the case of each of the matters referred to in clauses (A) and (B) above, is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely effect the consummation of the Merger and the other transactions contemplated by the Merger Agreement or this Agreement; and

          (c)  in favor of each other matter relating to the consummation of the transactions contemplated by the Merger Agreement

        The Subject Shares beneficially owned by the undersigned as of the date of this Proxy are listed on Schedule I to that certain Versace Stockholder Voting Agreement dated July    , 2002, by and between Biosearch and the undersigned (as the same may be amended from time to time, the "Voting Agreement").

        This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to the Voting Agreement in consideration of Biosearch entering into the Agreement and Plan of Merger dated as of July [    ], 2002 (as the same may be amended from time to time, the "Merger Agreement"), by and between Versicor and Biosearch (capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Merger Agreement).

A-1

Appendix A – page 93

        Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned. The undersigned hereby ratifies and confirms in advance all that such attorneys-in-fact may lawfully do or cause to be done by virtue of this Proxy.

        Dated: [                        ], 2002

[Name of Versicor Stockholder]

A-2

Appendix A – page 94

EXHIBIT D

FORM OF STOCKHOLDERS AGREEMENT

        THIS STOCKHOLDERS AGREEMENT (this "Agreement") is made and entered into as of July 30, 2002, by and among those current and prospective stockholders listed on Schedule I hereto (the "Stockholders") of Versicor Inc., a Delaware corporation (the "Company").

        THE PARTIES TO THIS AGREEMENT enter into this Agreement on the basis of the following facts, intentions and understandings:

        A.    Concurrently with the execution and delivery of this Agreement, the Company and Biosearch Italia S.p.A., an Italian joint stock company ("Biosearch"), have entered into that certain Agreement and Plan of Merger dated as of July 30, 2002 (as the same may be amended from time to time, the "Merger Agreement") pursuant to which, upon the terms and subject to the conditions thereof, Biosearch will merge with and into the Company and the Company shall be the surviving corporation (the "Merger").

        B.    During the term of this Agreement, each Stockholder will "beneficially own" (such term having the meaning as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) and be entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of) shares of common stock, par value $0.001 per share, of the Company ("Common Shares") (such Common Shares, the "Subject Shares").

        C.    The Stockholders desire to secure continuity and stability of policy and management of the Company.

        D.    In the mutual interest, and for the mutual consideration, of fulfilling a necessary condition of the Merger Agreement so as to permit consummation of the transactions contemplated thereby, each Stockholder hereby acknowledging that the Merger will be a benefit to such Stockholder, the Stockholders enter into this Agreement.

        NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, the parties agree as follows:

ARTICLE I

COVENANTS OF THE STOCKHOLDERS

        Until the termination of this Agreement, each Stockholder agrees that:

        1.1    Voting of Subject Shares.    The Stockholder shall take such action as may be required so that all Subject Shares owned directly or indirectly by the Stockholder are voted at all duly noticed and convened meetings of holders of Common Shares (i) for nominees to the Board of Directors of the Company who have been recommended by the Company's Board of Directors according to the procedures set forth in Section 14A of the proposed Amended and Restated Bylaws of the Company, which will be in effect at the Effective Time, and (ii) on all other matters submitted to the holders of Common Shares with respect to any Significant Event (as defined below) in accordance with the recommendations of the Company's Board of Directors. As used herein, the term "Significant Event" means any charter or bylaw amendment, acquisition or disposition of assets (by way of merger, consolidation or otherwise), change in capitalization, liquidation or other action out of the ordinary course of business of the Company. The Stockholder shall take such action as may be required so that all Subject Shares owned by the Stockholder shall be present in person or by proxy at all duly noticed and convened meetings of holders of Common Shares of the Company, so that the Subject Shares

Appendix A – page 95

owned by the Stockholder may be counted for the purpose of determining the presence of a quorum at such meetings.

        1.2    No Other Voting Agreements.    The Stockholder shall not directly or indirectly deposit any Subject Shares in a voting trust and shall not in any other manner, except pursuant to this Agreement, subject any Subject Shares to any arrangement or agreement with respect to the voting thereof.

        1.3    No Solicitation.    The Stockholder shall not directly or indirectly solicit proxies or become a "participant" in a "solicitation" in opposition to the recommendation of the Company's Board of Directors with respect to any matter or in any "election contest" relating to the election of directors of the Company (as such terms are defined in Regulation 14A under the Exchange Act).

ARTICLE II

TERMINATION

        Other than Article IV of this Agreement (which shall survive in any event), this Agreement and the representations, warranties, covenants and agreements contained herein shall terminate at the earlier of (i) the date of termination of the Merger Agreement in accordance with Article VII thereof and (ii) the date that is three (3) years from the Effective Time (as such term is defined in the Merger Agreement).

ARTICLE III

REPRESENTATIONS AND WARRANTIES
OF THE STOCKHOLDERS

        Each Stockholder hereby represents and warrants to each other party hereto as follows:

        3.1    Power; Binding Agreement.    The Stockholder has all requisite power and authority to enter into and perform all of its obligations under this Agreement. The execution, delivery and performance of this Agreement by the Stockholder will not violate any agreement to which the Stockholder is a party, including, without limitation, any voting agreement, proxy arrangement, pledge agreement, shareholders agreement, voting trust or trust agreement. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a legally valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors' rights generally, or (b) general principles of equity relating to enforceability, whether considered in a proceeding at law or in equity. If the Stockholder is a natural person and is married, and the Subject Shares constitute community property or the Stockholder otherwise needs spousal or other similar approval for this Agreement to be legal, valid and binding, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Stockholder's spouse, enforceable against such spouse in accordance with its terms.

        3.2    No Conflicts.    None of the execution and delivery of this Agreement by the Stockholder, the consummation by the Stockholder of the transactions contemplated hereby or thereby or compliance by the Stockholder with any of the provisions hereof or thereof shall (a) conflict with or violate any agreement, law, rule, regulation, order, judgment or decision or other instrument binding upon the Stockholder or any of the Stockholder's properties or assets, nor require any consent, notification, regulatory filing or approval which has not been obtained, (b) result in any violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give to any third party a right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, contract, agreement, lease,

2

Appendix A – page 96

license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or any of its properties or assets may be bound or affected, or (c) if the Stockholder is other than a natural person, conflict with, or result in any breach of, any organizational documents applicable to the Stockholder.

ARTICLE IV

MISCELLANEOUS

        4.1    Specific Performance.    Each party hereto recognizes and agrees that, if for any reason any of the provisions of this Agreement are not performed by the other parties in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused to the non-breaching parties for which money damages would not be an adequate remedy. Accordingly, the parties agree that, in addition to any other available remedies, the non-breaching parties shall be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement without the necessity of the non-breaching parties posting a bond or other form of security. In the event that any action should be brought in equity to enforce the provisions of this Agreement, the breaching party will not allege, and the breaching party hereby waives the defense, that there is an adequate remedy at law.

        4.2    Severability.    Any term or provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction by any rule or law or public policy shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without rendering invalid, illegal or unenforceable the remaining terms and provisions of this Agreement or affecting the validity, legality or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. Without limiting the foregoing, upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

        4.3    Entire Agreement; Amendments.    This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Nothing herein is intended or should be construed to modify or amend any of the agreements between Versicor and Biosearch contained in the Merger Agreement. This Agreement may not be amended in a matter that affects the rights or obligations of any Stockholder hereunder, except by an instrument in writing signed by such Stockholder and each of the other Stockholders. After the date of this Agreement, other stockholders or prospective stockholders of the Company who agree to the terms of this Agreement may become parties to this Agreement by executing a counterpart to this Agreement as evidence thereof. Notwithstanding the foregoing, the inclusion of such stockholders and prospective stockholders shall not be deemed an amendment to this Agreement which would require the written consent of any of the Stockholders.

        4.4    Assignment.    Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any Stockholder without the prior written consent of each of the other Stockholders. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

        4.5    Headings.    The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

3

Appendix A – page 97

        4.6    Notices.    All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by express courier (providing proof of delivery) or communicated by confirmed facsimile to the parties at the addresses (or at such other address for a party as shall be specified by like notice) set forth next to the Stockholder's name on Schedule II hereto, with a copy to the President of the Company.

        4.7    Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

          (a)  This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

          (b)  Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Delaware state court, or Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware state court or, to the extent permitted by law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware state or Federal court, and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding any such Delaware state or Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 4.6 hereof. Each party not located in the United States irrevocably appoints CT Corporation System, which currently maintains a Delaware office at 1209 Orange Street, Wilmington, Delaware 19801, United States of America, as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the State of Delaware. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by law.

          (c)  EACH PARTY ACKNOWLEDGES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY ACKNOWLEDGES AND AGREES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD, IN THE EVENT OF LITIGATION, SEEK TO PREVENT OR DELAY ENFORCEMENT OF EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.7(C).

        4.8    Counterparts; Effectiveness.    This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

[Signature page follows.]

4

Appendix A – page 98

        IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed as of the date first written above.

THE "STOCKHOLDERS"
George F. Horner III
Claudio Quarta
James H. Cavanaugh, Ph.D.
Francesco Parenti

[SIGNATURE PAGE TO STOCKHOLDERS AGREEMENT]

S-1

Appendix A – page 99

SCHEDULE I

LIST OF SUBJECT SHARES

Stockholder	Number of Shares Beneficially Owned as of the Date Hereof or to be Beneficially Owned at the Effective Time
George F. Horner III	17,500
Claudio Quarta	2,154,875
James H. Cavanaugh, Ph.D.	10,179
Francesco Parenti	1,193,838

Schedule I

Appendix A – page 100

SCHEDULE II

NOTICES

Stockholder	Notice to:	With a Copy to:*
George F. Horner III	Versicor Inc. 34790 Ardentech Court Fremont, California 94555 Facsimile: (510) 739-3003	O'Melveny & Myers LLP 275 Battery Street, 26th Floor San Francisco, CA 94111 Facsimile: (415) 984-8701 Attention: Peter T. Healy, Esq.
Claudio Quarta	c/o Biosearch Italia, S.p.A. Via Roberto Lepetit n. 34 Gerenzano, Italy 21040 Facsimile: 011 3902 96474 400	Studio Legale Chiomenti Via A. Boito n.8 Milan, Italy 20121 Facsimile: 011 39027215 7230 Attention: Paolo Giacometti
James H. Cavanaugh, Ph.D.	Healthcare Ventures V, L.P. 44 Nassau Street Princeton, NJ 08452 Facsimile: (609) 430-9525	O'Melveny & Myers LLP 275 Battery Street, 26th Floor San Francisco, CA 94111 Facsimile: (415) 984-8701 Attention: Peter T. Healy, Esq.
Francesco Parenti	c/o Biosearch Italia, S.p.A. Via Roberto Lepetit n. 34 Gerenzano, Italy 21040 Facsimile: 011 3902 96474 400	Studio Legale Chiomenti Via A. Boito n.8 Milan, Italy 20121 Facsimile: 011 39027215 7230 Attention: Paolo Giacometti

*
plus, in all cases, with a copy to the President of the Company.

Schedule II

Appendix A – page 101

EXHIBIT K-2

BYLAWS OF SURVIVING CORPORATION

Appendix A – page 102

AMENDED AND RESTATED BYLAWS

Of

VERSICOR INC.

2

Appendix A – page 103

Appendix A – page 104

AMENDED AND RESTATED BYLAWS
of
VERSICOR INC.

        Section 1.    Offices.    In addition to its principal office in the State of Delaware, the Corporation may also have offices at such other places within or without the State of Delaware as the Board of Directors shall from time to time determine.

        Section 2.    Place of Meetings.    Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that stockholders and proxyholders not physically present at a meeting of the stockholders may participate in a meeting of the stockholders by means of remote communications in the manner authorized by the General Corporation Law of the State of Delaware (the "DGCL").

        Section 3.    Annual Meeting.    The annual meeting of the stockholders of the Corporation shall be held on such date and at such time as may be specified in the notice thereof, as shall be fixed by the Board of Directors, for the purpose of electing directors and for the transaction of only such other business as is properly brought before such meeting in accordance with these Bylaws. If any annual meeting shall not be held on the day designated or the directors shall not have been elected thereat or at any adjournment thereof, thereafter the Board of Directors shall cause a special meeting of the stockholders to be held as soon as practicable for the election of directors. At such special meeting the stockholders may elect directors and transact other business with the same force and effect as at an annual meeting of the stockholders duly called and held.

        Section 4.    Special Meetings.    Special meetings of the stockholders of the Corporation may be held only upon notice given by or at the direction of the Board of Directors. Such notice shall state the time, place and purposes of the meeting.

        Section 5.    Meeting Business.    In order to be properly brought before any meeting of the stockholders held pursuant to Section 3, business (including the election of directors) must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the meeting by a stockholder. In addition to any other applicable requirements, in order for any such business to be properly brought before the meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. In order to be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than sixty (60) days nor more than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within the thirty (30) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the 15th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the meeting was made, whichever first occurs. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the meeting, (ii) the name and record address of the stockholder proposing such business, (iii) the class and number of shares of the Corporation that are beneficially owned by the stockholder, and (iv) any material interest of the stockholder in such business.

        Section 6.    Notice; Waiver; Postponement; Cancellation.    Notice of the time and place of every meeting of the stockholders, the means of remote communications by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, if any means of remote

Appendix A – page 105

communications is permitted by the Board of Directors, and of the business to be acted on at such meeting shall be mailed by the Secretary or the officer performing his duties, at least ten (10) days before the meeting, to each stockholder of record having voting power and entitled to such notice at his last known post office address; provided, however, that if a stockholder be present at a meeting or in writing waive notice thereof before or after the meeting, notice of the meeting to such stockholder shall be unnecessary. Any previously scheduled meeting of the stockholders may be postponed, and (unless the Fourth Amended and Restated Certificate of Incorporation of the Corporation (as amended, the "Certificate of Incorporation") otherwise provides) any special meeting of the stockholders may be cancelled, by resolution of the Board of Directors upon public notice given prior to the date previously scheduled for such meeting of stockholders.

        Section 7.    Quorum.    The holders of a majority of the stock of the Corporation having voting power present in person or by proxy shall constitute a quorum, but in every case, the presiding officer at the meeting or the stockholders present, although less than a quorum, shall have power to adjourn any meeting from time to time without notice. The holders of a majority of the stock present and entitled to vote at a duly qualified meeting of stockholders shall have power to act; unless the matter is one as to which a different vote is specified by the Certificate of Incorporation, these Bylaws or applicable law or regulation (other than Section 216 of the DGCL), in which case the different vote so specified by such provision, law or regulation shall apply. The foregoing provisions of this Section 7 each shall be subject to the voting rights of holders of any Preferred Stock of the Corporation and any related quorum requirements.

        Section 8.    Voting.    Unless otherwise specified in the Certificate of Incorporation, at every meeting of stockholders, each stockholder entitled to vote thereat shall be entitled to one vote for each share of stock held by such stockholder and may vote and otherwise act in person or by proxy; but no proxy shall be voted upon more than one (1) year after its date unless such proxy provides for a longer period.

        Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, the following shall constitute one of the valid means by which a stockholder may grant such authority:

            (i)  A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder's authorized officer, director, employee or agent signing such writing or causing such person's signature to be affixed to such writing by any reasonable means, including, without limitation, by facsimile signature.

          (ii)  A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of a telegram, cablegram or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder. If it is determined that such telegrams, cablegrams or other electronic transmissions are valid, the inspectors or, if there are no inspectors, such other persons making that determination shall specify the information on which they relied.

A copy, facsimile telecommunication or other reliable reproduction of the writing or transmission authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or

2

Appendix A – page 106

transmission could be used; provided, however, that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction.

        Section 9.    List of Stockholders Entitled to Vote.    At least ten (10) days before each election of directors, a complete list of the stockholders entitled to vote at such election, arranged in alphabetical order and showing the address and the number of shares registered in the name of each stockholder, shall be made and filed either at a place within the city where the election is to be held and which place shall be specified in the notice of the meeting at which such election is to take place, or, if not so specified, at the place where such meeting is to be held. Such list shall be open to the examination of any stockholder during ordinary business hours for a period of at least ten (10) days prior to such election at the place so filed. Such list shall be produced and kept at the time and place of such election and be subject to inspection by any stockholder.

        Section 10.    Stock Certificates.    Certificates of stock shall be of such form and device as the Board of Directors may elect and shall be signed by the Chairman of the Board of Directors or the President or a Vice President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, but in case any such Certificate is countersigned by a transfer agent, other than the Corporation or its employee, or by a registrar, other than the Corporation or its employee, any other signature on such certificate may be a facsimile, engraved, stamped or printed.

        Section 11.    Transfer of Shares; Transfer Agent and Registrar.    The stock of the Corporation shall be transferable or assignable only on the books of the Corporation by the holders in person, or by attorney, on the surrender of the certificates therefor. The Board of Directors may appoint one or more transfer agents and registrar of the stock.

        Section 12.    Record Date.    The Board of Directors shall have the power to close the stock transfer books of the Corporation for a period not exceeding sixty (60) days preceding the date of any meeting of stockholders, or the date for payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect. In lieu of closing the stock transfer books as aforesaid, the Board of Directors is hereby authorized to fix in advance, a date, not exceeding sixty (60) days preceding the date of any meeting of stockholders or the date for the payment of any dividend or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, as a record date for the determination of the stockholders entitled to notice of and to vote at, any such meeting, or entitled to receive payment of any such dividends, or to any such allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of capital stock, and in such case such stockholders and only such stockholders as shall be stockholders of record on the date so fixed shall be entitled to such notice of, and to vote at, such meeting or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation.

        Section 13.    Number; Classes; Vacancies; Nominations.    Subject to Section 14 of these Bylaws, the affairs of the Corporation shall be managed by a Board of Directors consisting of such number of directors as shall be determined from time to time by resolution of a majority of the number of directors constituting the entire Board of Directors at such time and, in the absence of such determination, the number of directors shall be nine (9). The Board of Directors shall be divided into classes in accordance with Article IX of the Corporation's Certificate of Incorporation, and any vacancies shall be filled in accordance with the procedures specified in Article IX.

        Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors at any meeting of stockholders. Nominations of persons for election to the Board of Directors of the Corporation at the annual meeting or any meeting called for the purpose of electing

3

Appendix A – page 107

directors may be made at a meeting of stockholders (i) by or at the direction of the Board of Directors by any nominating committee or person appointed by the Board of Directors; provided, however, that, during the Transition Period (as such term is defined in Section 14 of these Bylaws), the nominating procedures followed by the Board of Directors (and each class thereof) or the nominating committee of the Board of Directors are in accordance with Section 14 of these Bylaws, or (ii) by any stockholder of the Corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this Section 13.

        In addition to any other applicable requirements, such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Corporation. In order to be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation, not less than sixty (60) days nor more than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within the thirty (30) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the 15th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the meeting was made, whichever first occurs. Such stockholder's notice to the Secretary shall contain (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director, (i) that person's consent to such nomination, (ii) the name, age, business address and residence address of the person, (iii) the principal occupation or employment of the person, and (iv) the class and number of shares of capital stock of the Corporation which are beneficially owned by the person, and (b) as to the stockholder giving the notice (i) the name and record address of the stockholder, and (ii) the class and number of shares of capital stock of the Corporation which are beneficially owned by the stockholder. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as director of the Corporation. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth herein.

        The Chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that the nomination was not made in accordance with the foregoing procedure, and if he should so determine, shall so declare to the meeting and the defective nomination shall be disregarded.

        Section 14.    Special Provisions Relating to the Merger.

        (a)  As of the Effective Time (as such term is defined that certain Agreement and Plan of Merger (the "Merger Agreement), dated as of July    , 2002, by and between the Corporation and Biosearch Italia S.p.A., an Italian joint stock company ("Biosearch")), the Board of Directors shall be comprised of four (4) Versicor Approved Directors and four (4) Biosearch Approved Directors (as such terms are defined in subsection (e) of this Section 14), and, subject to the fiduciary duties of directors and subsection (b) of this Section 14, during the period commencing on the Effective Time and ending on the third anniversary thereof (the "Transition Period"), the Board of Directors or the nominating committee of the Board of Directors shall nominate for election at each stockholders meeting at which directors are elected, such number of Versicor Approved Directors and Biosearch Approved Directors so that the Board of Directors shall at all times remain comprised of an equal number of Versicor Approved Directors and Biosearch Approved Directors.

        (b)  During the Transition Period, at least one (1) of the Versicor Approved Directors and at least one (1) of the Biosearch Approved Directors shall be "independent directors" (as such term is defined in the Nasdaq Marketplace Rules or in the rules and regulations of any other exchange on which the Corporation's securities may trade (the "Marketplace Rules") and each other applicable rule and law

4

Appendix A – page 108

(the "Independence Laws")). If, during the Transition Period, the Independence Laws require a greater percentage of the Board of Directors to be "independent directors" (as such term is defined in the Independent Laws), then, not later than the first day that the Corporation shall be unconditionally obligated to comply with the Independence Laws, the number of independent directors on the Board of Directors shall be increased and the number of Versicor Approved Directors which are independent and the number of Biosearch Approved Directors which are independent shall be equal.

        (c)  During the Transition Period, the Board of Directors shall consist of eight (8) members, and such number shall not be amended unless, immediately following such amendment, (i) the Board of Directors is comprised of an equal number of Versicor Approved Directors and Biosearch Approved Directors and (ii) the requirements of this Section 14 are fulfilled.

        (d)  If, at any time during the Transition Period, the number of Versicor Approved Directors and the number of Biosearch Approved Directors are not equal, then, subject to the fiduciary duties of directors and subsection (b) of this Section 14, the remaining Versicor Approved Directors (if the number of Versicor Approved Directors is, or would otherwise become, less than the number of Biosearch Approved Directors) shall propose a person or persons to fill any existing vacancy or vacancies or the remaining Biosearch Approved Directors (if the number of Biosearch Approved Directors is, or would otherwise become, less than the number of Versicor Approved Directors) shall propose a person or persons to fill any existing vacancy or vacancies, in each case such that there shall be an equal number of Versicor Approved Directors and Biosearch Approved Directors. If the Board of Directors does not approve and nominate the proposed replacement candidate Versicor Approved Director by resolution passed by a majority of the entire Board of Directors, then a new replacement Versicor Approved Director shall be proposed by a majority of the remaining Versicor Approved Directors and this process shall repeat itself until a replacement candidate Versicor Approved Director is approved. If full Board of Directors does not approve and nominate the proposed replacement candidate Biosearch Approved Director by resolution passed by a majority of the entire Board of Directors, then a new replacement Biosearch Approved Director shall be proposed by a majority of the remaining Biosearch Approved Directors and this process shall repeat itself until a replacement candidate Biosearch Approved Director is approved. If the Board of Directors approves and nominates the proposed replacement candidate Versicor Approved Director or Biosearch Approved Director, as applicable, by resolution passed by a majority of the entire Board of Directors, then the remaining directors of the class into which such Versicor Approved Director or Biosearch Approved Director shall be assigned (or a majority of the directors of the remaining classes, if no such director remains), shall approve and nominate such proposed replacement candidate Versicor Approved Director or Biosearch Approved Director, as applicable.

        (e)  The term "Versicor Approved Director" means (i) any person who becomes a Director of the Corporation pursuant to Section 1.6(a) of the Merger Agreement and (ii) any person who becomes a Director of the Corporation pursuant to subsection (d) of this Section 14 and who is designated by the Versicor Approved Directors; and the term "Biosearch Director" means (i) any person who becomes a Director of the Corporation pursuant to Section 1.6(a) of the Merger Agreement and (ii) any person who becomes a Director of the Corporation pursuant subsection (d) of this Section 14 and who is designated by the Biosearch Approved Directors.

        (f)    By resolution passed by a majority of the entire Board of Directors, the Board of Directors may appoint from among its members such committees as it may from time to time deem desirable and may delegate to such committees such powers of the Board of Directors as it may consider appropriate, as permitted by the Certificate of Incorporation, these Bylaws and by applicable law; provided, however, that during the Transition Period, (i) the Corporation shall have at least the following three (3) standing committees: (1) the audit committee; (2) the compensation committee; and (3) the

5

Appendix A – page 109

nominating committee; (ii) the initial members and Chairpersons of such committees shall be as set forth in Schedule 1.6 of the Merger Agreement, (iii) subject to the Marketplace Rules, the Independence Laws and other applicable rules and laws, each committee of the Board of Directors shall be comprised of an equal number of Versicor Approved Directors and Biosearch Approved Directors, and (iv) the replacements for members of any standing committee shall be proposed and approved in accordance with subsection (d) of this Section 14.

        Section 15.    Meetings; Notice; Waiver; Quorum; Voting.

        (a)  Meetings of the Board of Directors shall be held at the times fixed by resolutions of the Board of Directors or upon call of the Chairman of the Board or of the President or any five (5) directors and may be held outside the State of Delaware. Members of the Board of Directors, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to subsection (a) of this Section 15 shall constitute presence in person at such meeting.

        (b)  The Secretary or officer performing his duties shall give reasonable notice (which shall not in any event be less than two (2) days) of all meetings of directors, provided that a meeting may be held without notice immediately after the annual election, and notice need not be given of regular meetings held at times fixed by resolution of the Board of Directors. Meetings may be held at any time without notice if all the directors are present or if those not present waive notice either before or after the meeting. Notice stating the place, date and hour of the meeting shall be given by telephone, telegram or electronic means not less than the time above specified before the meeting shall be sufficient.

        (c)  Five directors shall constitute a quorum for the transaction of business. For purposes of clarification, during the Transition Period, the presence of at least one Versicor Approved Director and one Biosearch Approved Director shall be required for a quorum to be established. Less than such a quorum shall have power to adjourn any meeting from time to time without notice.

        (d)  The act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors unless otherwise specified in the Certificate of Incorporation, these Bylaws or any applicable law, in which case the different vote so specified by such provision or law shall apply; provided, however, that during the Transition Period, the act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors if and only if such majority of the directors consists of at least one Versicor Approved Director and at least one Biosearch Approved Director.

        (e)  Unless otherwise provided in the Certificate of Incorporation, these Bylaws or any applicable law, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

        Section 16.    Indemnification of Directors, Officers, Employees and Agents.

        (a)  Any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of this Corporation) by reason of the fact that he is or was or has agreed to become a director, officer, employee or agent of this Corporation, or is or was serving or has agreed to serve at the request of this Corporation as a director, officer, employee or agent of

6

Appendix A – page 110

another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, shall be indemnified by this Corporation against costs, charges, expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of this Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of this Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

        (b)  Any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or investigation by or in the right of this Corporation to procure a judgment in its favor by reason of the fact that he is or was or has agreed to become a director, officer, employee or agent of this Corporation, or is or was serving or has agreed to serve at the request of this Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, shall be indemnified by this Corporation against costs, charges and expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of this Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to this Corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such costs, charges and expenses which the Court of Chancery of Delaware or such other court shall deem proper.

        (c)  Notwithstanding the other provisions of this Section 16, to the extent that a director, officer, employee or agent of this Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this Section 16, or in defense of any claim, issue or matter therein, he shall be indemnified against all costs, charges and expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

        (d)  Any indemnification under subsections (a) and (b) of this Section 16 (unless otherwise ordered by a court) shall be made by this Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this Section 16. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who are not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders, or (4) if a Change in Control has occurred and the director, officer, employee or agent seeking indemnification so requests, in a written opinion rendered by independent legal counsel chosen by the person requesting indemnification and not reasonably objected to by the Board of Directors. For purposes of subsection (4) of this subsection (d), "independent legal counsel" shall mean legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed substantial services for either this Corporation or the person seeking indemnification within the past

7

Appendix A – page 111

five (5) years. The Corporation shall pay the fees of the independent legal counsel. For purposes of this subsection (d), a "Change in Control" shall be deemed to have occurred if (i) any person (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "1934 Act") is or becomes the beneficial owner (as defined in Rule 13d-3 under the 1934 act), directly or indirectly, of securities of this Corporation representing twenty-five percent (25%) or more of the combined voting power of this Corporation's then outstanding securities in a transaction not approved by the Board of Directors sitting immediately prior to such acquisition, (ii) this Corporation is a party to a merger, consolidation, sale of assets or other reorganization, or proxy contest, as a consequence of which members of the Board of Directors sitting immediately prior to such transaction or event constitute less than five-sixths of the Board of Directors thereafter, or (iii) during the immediately preceding four (4) years, individuals who at the beginning of such period constituted the Board of Directors cease for any reason to constitute at least a majority thereof, unless the election of each director who was not a director at the beginning of the period was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period.

        (e)  Costs, charges and expenses (including attorney's fees) incurred by a person referred to in subsections (a) and (b) of this Section 16 in defending a civil or criminal action, suit or proceeding shall be paid promptly by this Corporation in advance of the final determination of such action, suit or proceeding; provided, however, that the payment of such costs, charges and expenses incurred by a director or officer in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer) in advance of the final disposition of such action, suit or proceeding shall be made only upon receipt of an undertaking by or on behalf of the director or officer to repay all amounts so advanced in the event that it shall ultimately be determined that such director or officer is not entitled to be indemnified by this Corporation as authorized by this Section 16. Such costs, charges and expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

        (f)    The indemnification provided by this Section 16 shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any law (common or statutory), agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office or while employed by or acting as agent for this Corporation, it being the policy of this Corporation that indemnification of the persons specified in subsections (a) and (b) of this Section 16 shall be made to the fullest extent permitted by applicable law. The indemnification provided by this Section 16 shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the estate, heirs, executors and administrators of such Person. All rights to indemnification under this Section 16 shall be deemed to be a contract between this Corporation and each director, officer, employee or agent of this Corporation who serves or served in such capacity at any time while this Section 16 is in effect. Any repeal or modification of this Section 16 or any repeal or modification of relevant provisions of the DGCL or any other applicable law shall not in any way diminish any rights to indemnification of such director, officer, employee or agent or the obligation of this Corporation arising hereunder.

        (g)  If this Section 16 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then this Corporation shall nevertheless indemnify each director, officer, employee and agent of this Corporation as to costs, charges and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including, without limitation, any action by or in the right of this Corporation, to the full extent permitted by any applicable portion of this Section 16 that shall not have been invalidated and to the fullest extent permitted by applicable law.

8

Appendix A – page 112

        Section 17.    Election; Positions.    The Board of Directors, as soon as may be after the election of directors in each year, shall appoint: (i) one of their number Chairman of the Board of Directors; and (ii) one of their number President of the Corporation, and may also appoint one or more Executive Vice-Presidents, Senior Vice-Presidents, First Vice-Presidents and Vice Presidents, a Secretary and a Treasurer; provided, however, that as of and at the Effective Time, the positions referenced in Section 1.6(a) of the Merger Agreement shall be filled by the persons designated pursuant to that Section 1.6(a). The Board of Directors may from time to time appoint one of their number as Vice-Chairman and may appoint such other officers as they deem appropriate. Any person may hold more than one office, except that same Person may not hold more than one of the offices of President and Secretary.

        Section 18.    Term.    The term of office of all officers shall be until the next election of directors and until their respective successors are chosen and qualified, or until they shall die or resign, but any officer may be removed from office at any time by the Board of Directors. Vacancies in any office may be filled by the Board of Directors at any meeting.

        Section 19.    Powers and Duties.    The officers of the Company shall have such powers and duties as usually pertain to their offices, except as modified by the Board of Directors, and shall also have such powers and duties as may from time to time be conferred upon them by the Board of Directors.

        Section 20.    Deposits; Checks and Drafts.    The Board of Directors is authorized to select such depositaries as it shall deem proper for the funds of the Corporation. All checks and drafts against such deposited funds shall be signed and countersigned by persons to be specified by the Board of Directors.

        Section 21.    Contracts.    The President, or any Vice-President, shall have authority to execute and deliver all contracts or undertakings of the Corporation.

        Section 22.    Corporate Seal.    The corporation seal of the Corporation shall be in such form as the Board of Directors shall prescribe.

        Section 23.    Fiscal Year.    The fiscal year of the Corporation shall be the calendar year.

        Section 24.    Amendment of Bylaws.    Either the Board of Directors or the stockholders may alter or amend these Bylaws at any meeting, duly held as above provided, the notice of which includes notice of the proposed alteration or amendment, as permitted by the Certificate of Incorporation, these Bylaws and applicable law; provided, however, that any amendment of these Bylaws by the stockholders shall require the approval of holders of shares of the Corporation representing at least seventy-five percent (75%) of the shares then entitled to vote thereon.

        Section 25.    Shareholder Rights Agreement.    The Board of Directors may impose restrictions on transfer of securities of the Corporation pursuant to the Shareholder Rights Agreement between the Corporation and the Rights Agent, as and to the extent required by such Rights Agreement, as amended from time to time.

        Section 26.    Italian Branch Manager.    For the lesser of (i) the period during which Corporation has a "permanent establishment" for Italian tax purposes, and (ii) the Transition Period, the Board of Directors shall appoint one or more of their number as "Institore" (i.e., the "Italian Branch Manager") of the permanent establishment; provided, however, that as of and at the Effective Time, the position of Italian Branch Manager shall be filled by the person designated pursuant to Section 1.6(b) of the Merger Agreement.

9

Appendix A – page 113

        Section 27.    Directors of Italian Subsidiary.

        (a)  For so long as the lesser of (i) the period during which the Corporation has a controlling interest in an S.r.l. formed under the laws of Italy (the "Italian Subsidiary"), and (ii) the Transition Period (such period, the "Italian Subsidiary Transition Period"), the Board of Directors of the Corporation or the nominating committee of the Board of Directors of the Corporation shall nominate for election at each shareholders meeting at which directors of the Italian Subsidiary are elected, such number of Versicor Approved Subsidiary Directors (as defined below) and Biosearch Approved Subsidiary Directors (as defined below) such that the Board of Directors of the Italian Subsidiary shall at all times remain comprised of an equal number of Versicor Approved Subsidiary Directors and Biosearch Approved Subsidiary Directors.

        (b)  During the Italian Subsidiary Transition Period, the Board of Directors of the Italian Subsidiary shall consist of two (2) members, and such number shall not be amended unless, immediately following such amendment, (i) the Board of Directors of the Italian Subsidiary is comprised of an equal number of Versicor Approved Subsidiary Directors and Biosearch Approved Subsidiary Directors, and (ii) the requirements of this Section 27 are fulfilled.

        (c)  If, at any time during the Italian Subsidiary Transition Period, the number of Versicor Approved Subsidiary Directors and the number of Biosearch Approved Subsidiary Directors are not equal, then the Board of Directors of the Corporation shall nominate to fill any existing vacancy or vacancies, as the case may be, such person or persons as may be requested by the Versicor Approved Directors (if the number of Versicor Approved Subsidiary Directors is, or would otherwise become, less than the number of Biosearch Approved Subsidiary Directors) or by the Biosearch Approved Directors (if the number of Biosearch Approved Subsidiary Directors is, or would otherwise become, less than the number of Versicor Approved Subsidiary Directors) to ensure that there shall be an equal number of Versicor Approved Subsidiary Directors and Biosearch Approved Subsidiary Directors. If the Board of Directors of the Corporation does not approve and nominate the proposed replacement candidate Versicor Approved Subsidiary Director by resolution passed by a majority of the entire Board of Directors of the Corporation, then a new replacement Versicor Approved Subsidiary Director shall be proposed by a majority of the Versicor Approved Directors and this process shall repeat itself until a replacement candidate Versicor Approved Subsidiary Director is approved. If the Board of Directors of the Corporation does not approve and nominate the proposed replacement candidate Biosearch Approved Subsidiary Director by resolution passed by a majority of the entire Board of Directors of the Corporation, then a new replacement Biosearch Approved Subsidiary Director shall be proposed by a majority of the Biosearch Approved Directors and this process shall repeat itself until a replacement candidate Biosearch Approved Subsidiary Director is approved.

        (d)  The term "Versicor Approved Subsidiary Director" means (i) any person who becomes a Director of the Italian Subsidiary pursuant to Section 1.6(b) of the Merger Agreement, and (ii) any person who becomes a Director of the Italian Subsidiary pursuant to subsection (d) of this Section 27 and who is designated by the Versicor Approved Directors; and the term "Biosearch Approved Subsidiary Director" means (i) any person who becomes a Director of the Italian Subsidiary pursuant to Section 1.6(b) of the Merger Agreement, and (ii) any person who becomes a Director of the Italian Subsidiary and who is designated by the Biosearch Approved Directors.

10

Appendix A – page 114

FIRST AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

by and between

VERSICOR INC.
and
BIOSEARCH ITALIA S.P.A.

        THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this "First Amendment") is made and entered into as of August 14, 2002, by and between Versicor Inc., a Delaware corporation ("Versicor"), and Biosearch Italia S.p.A., an Italian joint stock company ("Biosearch").

        THE PARTIES TO THIS AGREEMENT enter into this First Amendment on the basis of the following facts, intentions and understandings:

        A.    Versicor and Biosearch entered into that certain Agreement and Plan of Merger dated as of July 30, 2002, a copy of which is attached hereto as Exhibit A (the "Original Agreement").

        B.    Versicor and Biosearch desire to amend the Original Agreement in accordance with and pursuant to the terms of the Original Agreement.

        C.    Section 7.3 of the Original Agreement provides that Versicor and Biosearch may amend the Original Agreement at any time before the Shareholder Approvals (as defined in the Original Agreement) by an instrument in writing signed on behalf of each of the parties hereto.

        NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

        1.    Amendment.    Section 5.4(a) shall be amended to delete in its entirety the phrase:

        "(ii)  the per share exercise price for the shares of Versicor Common Stock issuable upon exercise of such options shall equal the average of the closing prices for a share of Versicor Common Stock on the Nasdaq National Market for each trading day during the one-month period immediately preceding the Effective Time"

  and, inserting the following in lieu thereof:

        "(ii)  the per share exercise price for the shares of Versicor Common Stock issuable upon exercise of such options shall equal the greater of (x) the closing price of shares of the Common Stock on The Nasdaq National Market on the Effective Date, and (y) the average of the closing prices for a share of Versicor Common Stock on the Nasdaq National Market for each trading day during the one-month period immediately preceding the Effective Time"

        2.    Full Force and Effect.    Except as amended in this First Amendment, the Original Agreement shall remain in full force and effect and unmodified.

        3.    Counterparts; Facsimile.    This First Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties. The parties may execute and exchange facsimile counterparts of the signature pages, and facsimile counterparts shall serve as originals.

[The remainder of this page has been intentionally left blank.]

1

Appendix A – page 115

        IN WITNESS WHEREOF, Versicor and Biosearch have caused this First Amendment to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

"VERSICOR"
VERSICOR INC., a Delaware corporation
By:	/s/ GEORGE F. HORNER III George F. Horner III President and Chief Executive Officer

"BIOSEARCH"
BIOSEARCH ITALIA S.P.A., an Italian joint stock company
By:	/s/ CLAUDIO QUARTA Claudio Quarta Chief Executive Officer

[SIGNATURE PAGE TO FIRST AMENDMENT TO MERGER AGREEMENT]

S-1

Appendix A – page 116

APPENDIX B

VERSICOR INC.
2001 STOCK OPTION PLAN

(Composite Plan Document Reflecting 2002 Amendments)

1.    PURPOSES.

        (a)  The purpose of the Plan is to provide a means by which selected Employees and Directors of and Consultants to the Company and its Affiliates may be given an opportunity to benefit from increases in the value of the stock of the Company through the granting of (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) stock bonuses, (iv) rights to purchase restricted stock, and (v) stock appreciation rights, all as defined below.

        (b)  The Company, by means of the Plan, seeks to retain the services of persons who are now Employees or Directors of or Consultants to the Company or its Affiliates, to secure and retain the services of new Employees, Directors and Consultants, and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Affiliates.

        (c)  The Company intends that the Stock Awards issued under the Plan shall, in the discretion of the Board or any Committee to which responsibility for administration of the Plan has been delegated pursuant to subsection 3(c), be either (i) Options granted pursuant to Section 6 hereof, including Incentive Stock Options and Nonstatutory Stock Options, (ii) stock bonuses or rights to purchase restricted stock granted pursuant to Section 7 hereof, or (iii) stock appreciation rights granted pursuant to Section 8 hereof. All Options shall be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and in such form as issued pursuant to Section 6, and a separate certificate or certificates will be issued for shares purchased on exercise of each type of Option.

2.    DEFINITIONS.

        (a)  "Affiliate" means any parent corporation or subsidiary corporation, whether now or hereafter existing, as those terms are defined in Sections 424(e) and (f) respectively, of the Code.

        (b)  "Board" means the Board of Directors of the Company.

        (c)  "Cause" means (unless otherwise expressly provided in the applicable Stock Award Agreement, or another applicable contract with the Stock Award holder that defines such term for purposes of determining the effect that a "for cause" termination has on the holder's Stock Awards) that the Company, acting in good faith based upon the information then known to the Company, determines that the Stock Award holder has: (1) repeatedly failed to perform in a material respect his obligations under any employment agreement with the Company without proper reason and has not cured such failure in a reasonable time after receiving notice from the Company, (2) willfully engaged in illegal conduct or gross misconduct that is materially injurious to the Company, or (3) breached the provisions of any confidentiality agreement or confidentiality provisions of any employment agreement with the Company.

        For purposes of this provision, no act or failure to act, on the part of the Stock Award holder, shall be considered "willful" unless it is done, or omitted to be done, by the Stock Award holder in bad faith or without reasonable belief that the Stock Award holder's action or omission was in the best interests of the Company. Any act, or failure to act, based upon authority given pursuant to a

Appendix B – page 1

resolution duly adopted by the Board or upon the instructions of the chief executive officer or a senior officer of the Company or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by the Stock Award holder in good faith and in the best interests of the Company. No termination of the Stock Award holder for Cause will be effective unless adopted pursuant to a resolution duly adopted by the affirmative vote of not less than a majority of the entire membership of the Board at a meeting of the Board called and held for such purpose, and communicated to the Stock Award holder by written notice that explains the basis on which Cause has been found.

        (d)  "Change in Control" means any of the following:

          (i)    Approval by the stockholders of the Company of the dissolution or liquidation of the Company;

          (ii)  Approval by the stockholders of the Company of an agreement to merge or consolidate, or otherwise reorganize, with or into one or more entities that are not subsidiaries or other affiliates, as a result of which less than 50% of the outstanding voting securities of the surviving or resulting entity immediately after the reorganization are, or will be, owned, directly or indirectly, by stockholders of the Company immediately before such reorganization (assuming for purposes of such determination that there is no change in the record ownership of the Company's securities from the record date for such approval until such reorganization and that such record owners hold no securities of the other parties to such reorganization, but including in such determination any securities of the other parties to such reorganization held by affiliates of the Company);

          (iii)  Approval by the stockholders of the Company of the sale of substantially all of the Company's business and/or assets to a person or entity which is not a subsidiary or other affiliate;

          (iv)  Any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (the "Exchange Act") but excluding any person described in and satisfying the conditions of Rule 13d-1(b)(1) thereunder), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 40% of the combined voting power of the Company's then outstanding securities entitled to then vote generally in the election of directors of the Company; or

          (v)  During any period not longer than two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company cease to constitute at least a majority thereof, unless the election, or the nomination for election by the Corporation's stockholders, of each new Board member was approved by a vote of at least three-fourths of the Board members then still in office who were Board members at the beginning of such period (including for these purposes, new members whose election or nomination was so approved.

        (e)  "Code" means the Internal Revenue Code of 1986, as amended.

        (f)    "Committee" means a Committee appointed by the Board in accordance with subsection 3(c) of the Plan.

        (g)  "Company" means Versicor Inc., a Delaware corporation.

        (h)  "Concurrent Stock Appreciation Right" or "Concurrent Right" means a right granted pursuant to subsection 8(b)(2) of the Plan.

        (i)    "Consultant" means any person, including an advisor, engaged by the Company or an Affiliate to render consulting services and who is compensated for such services, provided that the term "Consultant" shall not include Directors who are paid only a director's fee by the Company or who are not compensated by the Company for their services as Directors.

Appendix B – page 2

        (j)    "Continuous Status as an Employee, Director or Consultant" means that the service of an individual to the Company, whether as an Employee, Director or Consultant, is not interrupted or terminated. The Board or the chief executive officer of the Company may determine, in that party's sole discretion, whether Continuous Status as an Employee, Director or Consultant shall be considered interrupted in the case of: (i) any leave of absence approved by the Board or the chief executive officer of the Company, including sick leave, military leave, or any other personal leave; or (ii) transfers between the Company, Affiliates or their successors.

        (k)  "Covered Employee" means the chief executive officer and the four (4) other highest compensated officers of the Company for whom total compensation is required to be reported to stockholders under the Exchange Act, as determined for purposes of Section 162(m) of the Code.

        (l)    "Director" means a member of the Board.

        (m)  "Employee" means any person, including Officers and Directors, employed by the Company or any Affiliate of the Company. Neither service as a Director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

        (n)  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        (o)  "Fair Market Value" means the last reported sales price on the relevant date of a share of the Company's common stock as listed in the Western Edition of the Wall Street Journal, or if there are no reported sales on such date, then the last reported sales price on the next preceding day on which such a sale is transacted.

        (p)  "Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

        (q)  "Independent Stock Appreciation Right" or "Independent Right" means a right granted pursuant to subsection 8(b)(3) of the Plan.

        (r)  "Non-Employee Director" means a Director who either (i) is not a current Employee or Officer of the Company or its parent or subsidiary, does not receive compensation (directly or indirectly) from the Company or its parent or subsidiary for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act ("Regulation S-K")), does not possess an interest in any other transaction as to which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship as to which disclosure would be required under Item 404(b) of Regulation S-K; or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3.

        (s)  "Nonstatutory Stock Option" means an Option not intended to qualify as an Incentive Stock Option under Section 422 of the Code.

        (t)    "Officer" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

        (u)  "Option" means a stock option granted pursuant to the Plan.

        (v)  "Optionee" means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

        (w)  "Outside Director" means a Director who either (i) is not a current employee of the Company or an "affiliated corporation" (within the meaning of the Treasury regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an "affiliated corporation" receiving compensation for prior services (other than benefits under a tax qualified pension plan), was not an officer of the Company or an "affiliated corporation" at any time, and is not currently receiving

Appendix B – page 3

direct or indirect remuneration from the Company or an "affiliated corporation" for services in any capacity other than as a Director, or (ii) is otherwise considered an "outside director" for purposes of Section 162(m) of the Code.

        (x)  "Plan" means this 2001 Stock Option Plan.

        (y)  "Rule 16b-3" means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect with respect to the Company at the time discretion is being exercised regarding the Plan.

        (z)  "Securities Act" means the Securities Act of 1933, as amended.

        (aa) "Stock Appreciation Right" means any of the various types of rights which may be granted under Section 8 of the Plan.

        (bb) "Stock Award" means any right granted under the Plan, including any Option, any stock bonus, any right to purchase restricted stock, and any Stock Appreciation Right.

        (cc) "Stock Award Agreement" means a written agreement between the Company and a holder of a Stock Award evidencing the terms and conditions of an individual Stock Award grant. Each Stock Award Agreement shall be subject to the terms and conditions of the Plan.

        (dd) "Tandem Stock Appreciation Right" or "Tandem Right" means a right granted pursuant to subsection 8(b)(1) of the Plan.

3.    ADMINISTRATION.

        (a)  The Plan shall be administered by the Board unless and until the Board delegates administration to a Committee, as provided in subsection 3(c).

        (b)  The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

          (1)  To determine from time to time which of the persons eligible under the Plan shall be granted Stock Awards; when and how each Stock Award will be granted; whether a Stock Award will be an Incentive Stock Option, a Nonstatutory Stock Option, a stock bonus, a right to purchase restricted stock, a Stock Appreciation Right, or a combination of the foregoing; when and how each Stock Award shall be granted; and the provisions of each Stock Award granted (which need not be identical), including the time or times when a person shall be permitted to receive stock pursuant to a Stock Award and the number of shares with respect to which a Stock Award shall be granted to each such person.

          (2)  To construe and interpret the Plan and Stock Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Stock Award Agreement, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

          (3)  To amend the Plan or a Stock Award as provided in Section 13; provided, however, that the Board shall not have the power to reprice any Stock Award once granted, except for adjustments resulting from a stock split, reverse stock split, or similar change to the outstanding capital stock, as provided in Section 12.

          (4)  Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company that are not in conflict with the provisions of the Plan.

        (c)  The Board may delegate administration of the Plan to a committee of the Board composed of not fewer than two (2) members (the "Committee"), all of the members of which Committee may be,

Appendix B – page 4

in the discretion of the Board, Non-Employee Directors and/or Outside Directors. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee of two (2) or more members any of the administrative powers the Committee is authorized to exercise (any references in this Plan to the Board shall thereafter be to the Committee or such a subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan. Notwithstanding anything in this Section 3 to the contrary, the Board or the Committee may delegate to a committee of one or more members of the Board the authority to grant Stock Awards to eligible persons who (1) are not then subject to Section 16 of the Exchange Act and/or (2) are either (i) not then Covered Employees and are not expected to be Covered Employees at the time of recognition of income resulting from such Stock Award, or (ii) not persons with respect to whom the Company wishes to comply with Section 162(m) of the Code.

4.    SHARES SUBJECT TO THE PLAN.

        (a)  Subject to the provisions of Section 12 relating to adjustments upon changes in stock, the stock that may be issued pursuant to Stock Awards shall not exceed in the aggregate six million six hundred thousand seven hundred thirty seven (6,600,737) shares of the Company's common stock.* If any Stock Award shall for any reason expire or otherwise terminate, in whole or in part, without having been exercised in full, the stock not acquired under such Stock Award shall revert to and again become available for issuance under the Plan. Shares subject to Stock Appreciation Rights exercised in accordance with Section 8 of the Plan shall not be available for subsequent issuance under the Plan.

        (b)  The stock subject to the Plan may be unissued shares or reacquired shares, bought on the market or otherwise.

5.    ELIGIBILITY.

        (a)  Incentive Stock Options and Stock Appreciation Rights appurtenant thereto may be granted only to Employees. Stock Awards other than Incentive Stock Options and Stock Appreciation Rights appurtenant thereto may be granted to Employees, Directors or Consultants.

        (b)  No person shall be eligible for the grant of an Incentive Stock Option if, at the time of grant, such person owns (or is deemed to own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any of its Affiliates unless the exercise price of such Option is at least one hundred ten percent (110%) of the Fair Market Value of such stock at the date of grant and the Option is not exercisable after the expiration of five (5) years from the date of grant.

        (c)  Subject to the provisions of Section 12 relating to adjustments upon changes in stock, no person shall be eligible to be granted Options and Stock Appreciation Rights covering more than nine hundred fifty thousand (950,000) shares of the Company's common stock in any twelve (12) month period. Subject to the provisions of Section 12 relating to adjustments upon changes in stock, no person shall be eligible to be granted Stock Awards covering in the aggregate more than nine hundred fifty thousand (950,000) shares of the Company's common stock in any twelve (12) month period.**

*
One million two hundred thousand (1,200,000) shares of the Company's common stock were initially approved for award purposes under the Plan. An increase in the share limit by an additional five million four hundred thousand seven hundred thirty seven (5,400,737) shares of the Company's common stock is subject to approval by the Company's stockholders. Each of the

Appendix B – page 5

  foregoing share references is subject to the provisions of Section 12 relating to adjustments upon changes in stock.

**
Three hundred thousand (300,000) shares of the Company's common stock were initially approved as the maximum number of shares that may be granted under the Plan to any person in any twelve (12) month period. An increase in the share limit by an additional six hundred fifty thousand (650,000) shares of the Company's common stock is subject to approval by the Company's stockholders. Each of the foregoing share references is subject to the provisions of Section 12 relating to adjustments upon changes in stock.

6.    OPTION PROVISIONS.

        Each Option shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The provisions of separate Options need not be identical, but each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:

        (a)  Term. No Option shall be exercisable after the expiration of ten (10) years from the date it was granted.

        (b)  Price. The exercise price of each Option shall be not less than one hundred percent (100%) of the fair market value of the stock subject to the Option on the date the Option is granted. For this purpose, 'fair market value' shall mean Fair Market Value unless, as to any particular Option granted to a non-U.S. Employee, Director or Consultant, the Board or Committee determines that another definition of fair market value is necessary or advisable in order to qualify the option for favorable tax treatment under applicable foreign law (an alternative definition of fair market value for this purpose could, without limitation, be based on the closing price of the stock underlying the Option on a different day than the day relevant for purposes of determining Fair Market Value, or be based on an average of trading or closing prices of the stock underlying the Option for a particular day or other period of time). Notwithstanding the foregoing, an Option may be granted with an exercise price lower than the fair market value of the stock subject to the Option if such Option is granted pursuant to an assumption or substitution for another option.

        (c)  Consideration. The purchase price of stock acquired pursuant to an Option shall be paid, to the extent permitted by applicable statutes and regulations, either (i) in cash at the time the Option is exercised, or (ii) at the discretion of the Board or the Committee, at the time of the grant of the Option, (A) by delivery to the Company of other common stock of the Company, (B) according to a deferred payment arrangement, except that payment of the common stock's "par value" (as defined in the Delaware General Corporation Law) shall not be made by deferred payment, or other arrangement (which may include, without limiting the generality of the foregoing, the use of other common stock of the Company) with the person to whom the Option is granted or to whom the Option is transferred pursuant to subsection 6(d), or (C) in any other form of legal consideration that may be acceptable to the Board.

        In the case of any deferred payment arrangement, interest shall be compounded at least annually and shall be charged at the minimum rate of interest necessary to avoid the treatment as interest, under any applicable provisions of the Code, of any amounts other than amounts stated to be interest under the deferred payment arrangement.

        (d)  Transferability. An Incentive Stock Option shall not be transferable except by will or by the laws of descent and distribution, and shall be exercisable during the lifetime of the person to whom the Incentive Stock Option is granted only by such person. A Nonstatutory Stock Option shall only be transferable by the Optionee upon such terms and conditions as are set forth in the Stock Award Agreement for such Option, as the Board or the Committee shall determine in its discretion or pursuant to a domestic relations order. The person to whom the Option is granted may, by delivering

Appendix B – page 6

written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionee, shall thereafter be entitled to exercise the Option.

        (e)  Vesting. The total number of shares of stock subject to an Option may, but need not, be allotted in periodic installments (which may, but need not, be equal). The Stock Award Agreement may provide that from time to time during each of such installment periods, the Option may become exercisable ("vest") with respect to some or all of the shares allotted to that period, and may be exercised with respect to some or all of the shares allotted to such period and/or any prior period as to which the Option became vested but was not fully exercised. The Option may be subject to such other terms and conditions on the time or times when it may be exercised (which may be based on performance or other criteria) as the Board may deem appropriate. The provisions of this subsection 6(e) are subject to any Option provisions governing the minimum number of shares as to which an Option may be exercised.

        (f)    Termination of Employment or Relationship as a Director or Consultant. In the event an Optionee's Continuous Status as an Employee, Director or Consultant terminates (other than upon the Optionee's death or disability), the Optionee may exercise his or her Option (to the extent that the Optionee was entitled to exercise it as of the date of termination) but only within such period of time ending on the earlier of (i) the date three (3) months following the termination of the Optionee's Continuous Status as an Employee, Director or Consultant (or such longer or shorter period, which shall not be less than thirty (30) days, specified in the Stock Award Agreement), or (ii) the expiration of the term of the Option as set forth in the Stock Award Agreement. If, at the date of termination, the Optionee is not entitled to exercise his or her entire Option, the shares covered by the unexercisable portion of the Option shall revert to and again become available for issuance under the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified in the Stock Award Agreement, the Option shall terminate, and the shares covered by such Option shall revert to and again become available for issuance under the Plan.

        An Optionee's Stock Award Agreement may also provide that if the exercise of the Option following the termination of the Optionee's Continuous Status as an Employee, Director, or Consultant (other than upon the Optionee's death or disability) would result in liability under Section 16(b) of the Exchange Act, then the Option shall terminate on the earlier of (i) the expiration of the term of the Option set forth in the Stock Award Agreement, or (ii) the tenth (10th) day after the last date on which such exercise would result in such liability under Section 16(b) of the Exchange Act. Finally, an Optionee's Stock Award Agreement may also provide that if the exercise of the Option following the termination of the Optionee's Continuous Status as an Employee, Director or Consultant (other than upon the Optionee's death or disability) would be prohibited at any time solely because the issuance of shares would violate the registration requirements under the Securities Act, then the Option shall terminate on the earlier of (i) the expiration of the term of the Option set forth in the first paragraph of this subsection 6(f), or (ii) the expiration of a period of three (3) months after the termination of the Optionee's Continuous Status as an Employee, Director or Consultant during which the exercise of the Option would not be in violation of such registration requirements.

        (g)  Disability of Optionee. In the event an Optionee's Continuous Status as an Employee, Director or Consultant terminates as a result of the Optionee's disability, the Optionee may exercise his or her Option (to the extent that the Optionee was entitled to exercise it as of the date of termination), but only within such period of time ending on the earlier of (i) the date twelve (12) months following such termination (or such longer or shorter period, which in no event shall be less than six (6) months, specified in the Stock Award Agreement), or (ii) the expiration of the term of the Option as set forth in the Stock Award Agreement. If, at the date of termination, the Optionee is not entitled to exercise his or her entire Option, the shares covered by the unexercisable portion of the Option shall revert to and again become available for issuance under the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified herein, the

Appendix B – page 7

Option shall terminate, and the shares covered by such Option shall revert to and again become available for issuance under the Plan.

        (h)  Death of Optionee. In the event of the death of an Optionee during, or within a period specified in the Stock Award Agreement after the termination of, the Optionee's Continuous Status as an Employee, Director or Consultant, the Option may be exercised (to the extent the Optionee was entitled to exercise the Option as of the date of death) by the Optionee's estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the option upon the Optionee's death pursuant to subsection 6(d), but only within the period ending on the earlier of (i) the date eighteen (18) months following the date of death (or such longer or shorter period, which in no event shall be less than six (6) months, specified in the Stock Award Agreement), or (ii) the expiration of the term of such Option as set forth in the Stock Award Agreement. If, at the time of death, the Optionee was not entitled to exercise his or her entire Option, the shares covered by the unexercisable portion of the Option shall revert to and again become available for issuance under the Plan. If, after death, the Option is not exercised within the time specified herein, the Option shall terminate, and the shares covered by such Option shall revert to and again become available for issuance under the Plan.

        (i)    Early Exercise. The Option may, but need not, include a provision whereby the Optionee may elect at any time while an Employee, Director or Consultant to exercise the Option as to any part or all of the shares subject to the Option prior to the full vesting of the Option. Any unvested shares so purchased shall be subject to a repurchase right in favor of the Company, with the repurchase price to be equal to the original purchase price of the stock, or to any other restriction the Board determines to be appropriate; provided, however, that (i) the right to repurchase at the original purchase price shall be exercisable only within (A) the ninety (90) day period following the termination of employment or the relationship as a Director or Consultant, or (B) such longer period as may be agreed to by the Company and the Optionee, and (ii) such right shall be exercisable only for cash or cancellation of purchase money indebtedness for the shares. Should the right of repurchase be assigned by the Company, the assignee shall pay the Company cash equal to the difference between the original purchase price and the stock's Fair Market Value if the original purchase price is less than the stock's Fair Market Value.

        (j)    Re-Load Options. Without in any way limiting the authority of the Board or Committee to make or not to make grants of Options hereunder, the Board or Committee shall have the authority (but not an obligation) to include as part of any Stock Award Agreement a provision entitling the Optionee to a further Option (a "Re-Load Option") in the event the Optionee exercises the Option evidenced by the Stock Award Agreement, in whole or in part, by surrendering other shares of Common Stock in accordance with this Plan and the terms and conditions of the Stock Award Agreement. Any such Re-Load Option (i) shall be for a number of shares equal to the number of shares surrendered as part or all of the exercise price of such Option; (ii) shall have an expiration date which is the same as the expiration date of the Option the exercise of which gave rise to such Re-Load Option; and (iii) shall have an exercise price which is equal to one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Re-Load Option on the date of exercise of the original Option.

        Any such Re-Load Option may be an Incentive Stock Option or a Nonstatutory Stock Option, as the Board or Committee may designate at the time of the grant of the original Option: provided, however, that the designation of any Re-Load Option as an Incentive Stock Option shall be subject to the one hundred thousand dollar ($100,000) annual limitation on exercisability of Incentive Stock Options described in subsection 11(d) of the Plan and in Section 422(d) of the Code. Notwithstanding anything in the preceding paragraph to the contrary, a Re-Load Option which is granted to a 10% stockholder (as described in subsection 5(b)) and which is intended as an Incentive Stock Option shall have an exercise price which is equal to one hundred ten percent (110%) of the Fair Market Value of

Appendix B – page 8

the stock subject to the Re-Load Option on the date of exercise of the original Option and shall have a term which is no longer than five (5) years.

        There shall be no Re-Load Options on a Re-Load Option. Any such Re-Load Option shall be subject to the availability of sufficient shares under subsection 4(a) and the limits on the grants of Options under subsection 5(c) and shall be subject to such other terms and conditions as the Board or Committee may determine which are not inconsistent with the express provisions of the Plan regarding the terms of Options.

7.    TERMS OF STOCK BONUSES AND PURCHASES OF RESTRICTED STOCK.

        Each stock bonus or restricted stock purchase agreement shall be in such form and shall contain such terms and conditions as the Board or the Committee shall deem appropriate. The terms and conditions of stock bonus or restricted stock purchase agreements may change from time to time, and the terms and conditions of separate agreements need not be identical, but each stock bonus or restricted stock purchase agreement shall include (through incorporation of provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions as appropriate:

        (a)  Purchase Price. The purchase price under each restricted stock purchase agreement shall be such amount as the Board or Committee shall determine and designate in such Stock Award Agreement. The Board or the Committee may determine that eligible participants in the Plan may be awarded stock pursuant to a stock bonus agreement in consideration for past services actually rendered to the Company or for its benefit.

        (b)  Transferability. Rights under a stock bonus or restricted stock purchase agreement shall be transferable by the grantee only upon such terms and conditions as are set forth in the applicable Stock Award Agreement, as the Board or the Committee shall determine in its discretion, so long as stock awarded under such Stock Award Agreement remains subject to the terms of the agreement.

        (c)  Consideration. The purchase price of stock acquired pursuant to a stock purchase agreement shall be paid either: (i) in cash at the time of purchase; (ii) at the discretion of the Board or the Committee, according to a deferred payment arrangement, except that payment of the common stock's "par value" (as defined in the Delaware General Corporation Law) shall not be made by deferred payment, or other arrangement with the person to whom the stock is sold; or (iii) in any other form of legal consideration that may be acceptable to the Board or the Committee in its discretion. Notwithstanding the foregoing, the Board or the Committee to which administration of the Plan has been delegated may award stock pursuant to a stock bonus agreement in consideration for past services actually rendered to the Company or for its benefit.

        (d)  Vesting. Shares of stock sold or awarded under the Plan may, but need not, be subject to a repurchase option in favor of the Company in accordance with a vesting schedule to be determined by the Board or the Committee.

        (e)  Termination of Employment or Relationship as a Director or Consultant. In the event a Participant's Continuous Status as an Employee, Director or Consultant terminates, the Company may repurchase or otherwise reacquire, subject to the limitations described in subsection 7(d), any or all of the shares of stock held by that person which have not vested as of the date of termination under the terms of the stock bonus or restricted stock purchase agreement between the Company and such person.

8.    STOCK APPRECIATION RIGHTS.

        (a)  The Board or Committee shall have full power and authority, exercisable in its sole discretion, to grant Stock Appreciation Rights under the Plan to Employees or Directors of or Consultants to, the

Appendix B – page 9

Company or its Affiliates. To exercise any outstanding Stock Appreciation Right, the holder must provide written notice of exercise to the Company in compliance with the provisions of the Stock Award Agreement evidencing such right.

        (b)  Three types of Stock Appreciation Rights shall be authorized for issuance under the Plan:

          (1)  Tandem Stock Appreciation Rights. Tandem Stock Appreciation Rights will be granted appurtenant to an Option, and shall, except as specifically set forth in this Section 8, be subject to the same terms and conditions applicable to the particular Option grant to which it pertains. Tandem Stock Appreciation Rights will require the holder to elect between the exercise of the underlying Option for shares of stock and the surrender, in whole or in part, of such Option for an appreciation distribution. The appreciation distribution payable on the exercised Tandem Right shall be in cash (or, if so provided, in an equivalent number of shares of stock based on Fair Market Value on the date of the Option surrender) in an amount up to the excess of (A) the Fair Market Value (on the date of the Option surrender) of the number of shares of stock covered by that portion of the surrendered Option in which the Optionee is vested over (B) the aggregate exercise price payable for such vested shares.

          (2)  Concurrent Stock Appreciation Rights. Concurrent Rights will be granted appurtenant to an Option and may apply to all or any portion of the shares of stock subject to the underlying Option and shall, except as specifically set forth in this Section 8, be subject to the same terms and conditions applicable to the particular Option grant to which it pertains. A Concurrent Right shall be exercised automatically at the same time the underlying Option is exercised with respect to the particular shares of stock to which the Concurrent Right pertains. The appreciation distribution payable on an exercised Concurrent Right shall be in cash (or, if so provided, in an equivalent number of shares of stock based on Fair Market Value on tile date of the exercise of the Concurrent Right) in an amount equal to such portion as shall determined by the Board or the Committee at the time of the grant of the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the Concurrent Right) of the vested shares of stock purchased under the underlying Option which have Concurrent Rights appurtenant to them over (B) the aggregate exercise price paid for such shares.

          (3)  Independent Stock Appreciation Rights. Independent Rights will be granted independently of any Option and shall, except as specifically set forth in this Section 8, be subject to the same terms and conditions applicable to Nonstatutory Stock Options as set forth in Section 6. They shall be denominated in share equivalents. The appreciation distribution payable on the exercised Independent Right shall be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the Independent Right) of a number of shares of Company stock equal to the number of share equivalents in which the holder is vested under such Independent Right, and with respect to which the holder is exercising the Independent Right on such date, over (B) the aggregate Fair Market Value (on the date of the grant of the Independent Right) of such number of shares of Company stock. The appreciation distribution payable on the exercised Independent Right shall be in cash or, if so provided, in an equivalent number of shares of stock based on Fair Market Value on the date of the exercise of the Independent Right.

9.    COVENANTS OF THE COMPANY.

        (a)  During the terms of the Stock Awards, the Company shall keep available at all times the number of shares of stock required to satisfy such Stock Awards.

        (b)  The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to issue and sell shares of stock upon exercise of the Stock Award; provided, however, that this undertaking shall not require the Company to

Appendix B – page 10

register under the Securities Act either the Plan, any Stock Award or any stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell stock upon exercise of such Stock Awards unless and until such authority is obtained.

10.  USE OF PROCEEDS FROM STOCK.

        Proceeds from the sale of stock pursuant to Stock Awards shall constitute general funds of the Company.

11.  MISCELLANEOUS.

        (a)  Subject to any applicable provisions of the California Corporate Securities Law of 1968 and related regulations relied upon as a condition of issuing securities pursuant to the Plan, the Board shall have the power to accelerate the time at which a Stock Award may first be exercised or the time during which a Stock Award or any part thereof will vest pursuant to subsection 6(e), 7(d) or 8(b) notwithstanding the provisions in the Stock Award stating the time at which it may first be exercised or the time during which it will vest.

        (b)  Neither an Employee, Director or Consultant nor any person to whom a Stock Award is transferred under subsection 6(d), 7(b), or 8(b) shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares subject to such Stock Award unless and until such person has satisfied all requirements for exercise of the Stock Award pursuant to its terms.

        (c)  Nothing in the Plan or any instrument executed or Stock Award granted pursuant thereto shall confer upon any Employee, Director, Consultant or other holder of Stock Awards any right to continue in the employ of the Company or any Affiliate (or to continue acting as a Director or Consultant) or shall affect the right of the Company or any Affiliate to terminate the employment of any Employee with or without cause the right of the Company's Board of Directors and/or the Company's stockholders to remove any Director as provided in the Company's By-Laws and the provisions of the Delaware General Corporation Law, or the right to terminate the relationship of any Consultant subject to the terms of such Consultant's agreement with the Company or Affiliate.

        (d)  To the extent that the aggregate Fair Market Value (determined at the time of grant) of stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionee during any calendar year under all plans of the Company and its Affiliates exceeds one hundred thousand dollars ($100,000), the Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Nonstatutory Stock Options.

        (e)  To the extent provided by the terms of a Stock Award Agreement, the person to whom a Stock Award is granted may satisfy any federal, state or local tax withholding obligation relating to the exercise or acquisition of stock under a Stock Award by any of the following means or by a combination of such means: (1) tendering a cash payment; (2) authorizing the Company to withhold shares from the shares of the common stock otherwise issuable to the participant as, a result of the exercise or acquisition of stock under the Stock Award; or (3) delivering to the Company owned and unencumbered shares of the common stock of the Company.

12.  ADJUSTMENTS UPON CHANGES IN STOCK.

        (a)  If any change is made in the stock subject to the Plan, or subject to any Stock Award (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares,

Appendix B – page 11

change in corporate structure or other transaction not involving the receipt of consideration by the Company), the Plan will be appropriately adjusted in the type(s) and maximum number of securities subject to the Plan pursuant to subsection 4(a) and the maximum number of securities subject to award to any person during any calendar year pursuant to subsection 5(c), and the outstanding Stock Awards will be appropriately adjusted in the type(s) and number of securities and price per share of stock subject to such outstanding Stock Awards. Such adjustments shall be made by the Board or the Committee, the determination of which shall be final, binding and conclusive. (The conversion of any convertible securities of the Company shall not be treated as a "transaction not involving the receipt of consideration by the Company.")

        (b)  In the event of: (1) a dissolution, liquidation or sale of all or substantially all of the assets of the Company; (2) a merger or consolidation in which the Company is not the surviving corporation; or (3) a reverse merger in which the Company is the surviving corporation but the shares of the Company's common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise; then: (i) any surviving corporation or acquiring corporation shall assume any Stock Awards outstanding under the Plan or shall substitute similar stock awards (including an award to acquire the same consideration paid to the stockholders in the transaction described in this subsection 12(b)) for those outstanding under the Plan, or (ii) in the event any surviving corporation or acquiring corporation refuses to assume such Stock Awards or to substitute similar stock awards for those outstanding under the Plan, (A) with respect to Stock Awards held by persons then performing services as Employees, Directors or Consultants and subject to any applicable provisions of the California Corporate Securities Law of 1968 and related regulations relied upon as a condition of issuing securities pursuant to the Plan, the vesting of such Stock Awards (and, if applicable, the time during which such Stock Awards may be exercised) shall be accelerated prior to such event and the Stock Awards terminated if not exercised (if applicable) after such acceleration and at or prior to such event, and (B) with respect to any other Stock Awards outstanding under the Plan, such Stock Awards shall be terminated if not exercised (if applicable) prior to such event.

        (c)  Change in Control Vesting. Unless otherwise provided in the applicable Stock Award Agreement, each Stock Award shall be subject to the special change in control vesting provisions set forth in clause (1) below if the conditions set forth therein are satisfied (notwithstanding any other Continuous Status as an Employee, Director or Consultant vesting provisions herein to the contrary, but subject to any limited exercise period following a termination of such status as may be provided for herein or in the applicable Stock Award Agreement).

          (1)  If a Stock Award holder's Continuous Status as an Employee, Director or Consultant is terminated by the Company or an Affiliate upon or within one year after a Change in Control, and the termination is not the result of the holder's death or disability and is not a termination by the Company or an Affiliate for Cause, then, subject to the other provisions of this Section 12, all outstanding Stock Awards held by the holder shall be deemed fully vested immediately prior to such termination.

13.  AMENDMENT OF THE PLAN AND STOCK AWARDS.

        (a)  The Board at any time, and from time to time, may amend the Plan. However, except as provided in Section 12 relating to adjustments upon changes in stock, no amendment shall be effective unless approved by the stockholders of the Company to the extent approval is necessary for the Plan to satisfy the requirements of Section 422 of the Code, Rule 16b-3 or any Nasdaq or securities exchange listing requirements.

        (b)  The Board may in its sole discretion submit any other amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of

Appendix B – page 12

Section 162(m) of the Code and the regulations promulgated thereunder regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to certain executive officers.

        (c)  It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide eligible Employees with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Stock Options and/or to bring the Plan and/or Incentive Stock Options granted under it into compliance therewith.

        (d)  Rights and obligations under any Stock Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (i) the Company requests the consent of the person to whom the Stock Award was granted and (ii) such person consents in writing.

        (e)  The Board at any time, and from time to time, may amend the terms of any one or more Stock Award; provided, however, that the rights and obligations under any Stock Award shall not be impaired by any such amendment unless (i) the Company requests the consent of the person to whom the Stock Award was granted and (ii) such person consents in writing; provided further, that the Board shall not have the power to reprice any Stock Award once granted, except for adjustments resulting from a stock split, reverse stock split, or similar change to the outstanding capital stock, as provided in Section 11.

14.  TERMINATION OR SUSPENSION OF THE PLAN.

        (a)  The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate ten (10) years from the date the Plan is adopted by the Board or approved by the stockholders of the Company, whichever is earlier. No Stock Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

        (b)  Rights and obligations under any Stock Award granted while the Plan is in effect shall not be impaired by suspension or termination of the Plan, except with the written consent of the person to whom the Stock Award was granted.

15.  EFFECTIVE DATE OF PLAN.

        The Plan shall become effective as determined by the Board, but no Stock Awards granted under the Plan shall be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval shall be within twelve (12) months before or after the date the Plan is adopted by the Board.

Appendix B – page 13

APPENDIX C

         FAIRNESS OPINION FROM LEHMAN BROTHERS TO VERSICOR

July 30, 2002

The Board of Directors
Versicor Inc.
34790 Ardentech Court
Fremont, CA 94555

Members of the Board:

        We understand that Versicor Inc. (the "Company") intends to enter into an Agreement and Plan of Merger dated as of July 30, 2002 (the "Agreement") by and between the Company and Biosearch Italia S.p.A. ("Biosearch"), pursuant to which Biosearch will merge with and into the Company (the "Merger") and, upon the effectiveness of the Merger, each issued and outstanding share of Biosearch ordinary shares shall be converted into 1.77 shares (the "Exchange Ratio") of common stock of the Company (the "Proposed Transaction"). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

        We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the Exchange Ratio to be paid by the Company in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

        In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and the Company's Annual Report on Form 10-Q for the quarter ended March 31, 2002, (3) publicly available information concerning Biosearch that we believe to be relevant to our analysis, including Biosearch's Annual Report for the fiscal year ended December 31, 2001, (4) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company (the "Company Projections") and the Company's draft Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, (5) financial and operating information with respect to the business, operations and prospects of Biosearch furnished to us by Biosearch and the Company, including financial projections of Biosearch prepared by management of Biosearch (the "Biosearch Projections") and financial projections of Biosearch prepared by management of the Company (the "Company's Biosearch Projections") and a draft of Biosearch's Semiannual Report for the period ended June 30, 2002, (6) the trading histories of the common stock of the Company and the ordinary shares of Biosearch from the dates of their respective initial public offerings to the present and a comparison of these trading histories with each other and with those of other companies that we deemed relevant, (7) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (8) a comparison of the historical financial results and present financial condition of Biosearch with those of other companies that we deemed relevant, (9) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant, (10) the potential pro forma

Appendix C – page 1

effect of the Proposed Transaction on the current and future financial performance of the Company, including the impact on the cash position of the Company of the merger of Biosearch with and into the Company, (11) the relative contributions of the Company and Biosearch to the future financial performance of the combined company on a pro forma basis, (12) information provided to us by the Company, Biosearch and their respective counsel relating to certain matters pertaining to Biosearch's patents, and (13) publicly available reports prepared by independent research analysts regarding the future financial performance of the Company and Biosearch, respectively. In addition, we have had the discussions with the management of each of the Company and Biosearch concerning their respective businesses, operations, assets, financial conditions and prospects and have undertaken such respective other studies, analyses and investigations as we deemed appropriate.

        In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of each of the Company and Biosearch that they are not aware of any facts or circumstances that would make their respective information inaccurate or misleading. With respect to the Biosearch Projections, upon advice of Biosearch, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Biosearch's management as to the future performance of Biosearch. With respect to the Company's Biosearch's Projections, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company's management as to the future performance of Biosearch, and, following discussions with management of the Company, we have further assumed that Biosearch will perform substantially in accordance with these projections. With respect to the Company Projections, upon advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or Biosearch and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Biosearch. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

        In addition, we express no opinion as to the prices at which shares of the Company's common stock will trade following announcement or consummation of the Proposed Transaction, and this opinion should not be viewed as providing any assurance that the market value of the shares of the Company's common stock after consummation of the Proposed Transaction will be in excess of the market value of such shares at any time prior to announcement or consummation of the Proposed Transaction.

        Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Exchange Ratio to be paid by the Company in the Proposed Transaction is fair to the Company.

        We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking

Appendix C – page 2

services for the Company in the past (including acting as underwriter for an initial public offering of common stock of the Company in August 2000 and as lead placement agent for the Company's PIPE offering in April 2002) and have received customary fees for such services. In the ordinary course of our business, we actively trade in the equity securities of the Company and Biosearch for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

        This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

LEHMAN BROTHERS

Appendix C – page 3

APPENDIX D

         FAIRNESS OPINION FROM SG COWEN TO BIOSEARCH

July 30, 2002

Board of Directors
Biosearch Italia S.p.A.
Via R. Lepetit, 34
21040 Gerenzano (Varese)
Italy

Ladies and Gentlemen:

        You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Biosearch Italia S.p.A. ("Biosearch" or the "Company") of the Exchange Ratio (as defined below) pursuant to the terms of that certain Agreement, to be dated as of July 30, 2002 (the "Agreement"), by and between the Company and Versicor, Inc. ("Versicor").

        As more specifically set forth in the Agreement, and subject to the terms, conditions and adjustments set forth in the Agreement, Biosearch will be merged with and into Versicor (the "Merger"). Following the consummation of the Merger, Biosearch will cease to exist and Versicor will continue as the surviving corporation and each share of Biosearch Ordinary Shares issued and outstanding as of the Effective Time shall be converted into 1.77 (the "Exchange Ratio") shares of Versicor Common Stock.

        SG Cowen Securities Corporation ("SG Cowen"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we and our affiliates actively trade the securities of Biosearch and Versicor for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

        We are acting as exclusive financial advisor to the Board of Directors of Biosearch in connection with the Merger and will receive a fee from the Company for our services pursuant to the terms of our engagement letter with the Company, dated as of October 15, 2001 (the "Engagement Letter"), a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee for providing this Opinion. SG Cowen and its affiliates in the ordinary course of business have from time to time provided investment banking services to Biosearch and its affiliates and in the future may provide commercial and investment banking services to Versicor and its affiliates and have received or may receive fees for the rendering of such services.

        In connection with our opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

  •
  a draft of the Agreement dated July 24, 2002;

  •
  certain publicly available information for Biosearch and certain other relevant financial and operating data furnished to SG Cowen by Biosearch;

Appendix D – page 1

  •
  certain publicly available information for Versicor and certain other relevant financial and operating data furnished to SG Cowen by Versicor;

  •
  certain internal financial analyses, financial forecasts, reports and other information regarding Biosearch (the "Biosearch Forecasts") and Versicor (the "Versicor Forecasts") furnished to SG Cowen by Biosearch and Versicor, respectively;

  •
  First Call estimates ("First Call Estimates") and financial projections in Wall Street analyst reports ("Wall Street Projections") for each of Biosearch and Versicor;

  •
  discussions we have had with certain members of the managements of Biosearch and Versicor concerning the historical and current business operations, financial conditions and prospects of Biosearch and Versicor and such other matters we deemed relevant;

  •
  certain operating results, the reported price and trading histories of the shares of the common stocks of Biosearch and Versicor as compared to the operating results, reported price and trading histories of certain publicly traded companies we deemed relevant;

  •
  certain financial terms of the Merger as compared to the financial terms of certain selected business combinations we deemed relevant;

  •
  based on the Biosearch Forecasts and the Versicor Forecasts, the cash flows generated by Biosearch and Versicor, respectively, on a stand-alone basis to determine the present value of the discounted cash flows;

  •
  such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this opinion.

        In conducting our review and arriving at our opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by Biosearch and Versicor, respectively, or which is publicly available. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independently to verify, such information. In addition, we have not conducted nor have assumed any obligation to conduct any physical inspection of the properties or facilities of Biosearch or Versicor. We have further relied upon the assurance of management of Biosearch that they are unaware of any facts that would make the information provided to us incomplete or misleading in any respect. We have, with your consent, assumed that the Biosearch Forecasts and Versicor Forecasts were reasonably prepared by the respective managements of Biosearch and Versicor, in each case on bases reflecting the best currently available estimates and good faith judgments of such managements as to the future performance of Biosearch and Versicor, and that such forecasts and the First Call Estimates and Wall Street Projections utilized in our analysis provide a reasonable basis for our opinion.

        In addition, we have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of Biosearch and Versicor, nor have we been furnished with such materials. With respect to all legal matters relating to Biosearch and Versicor, we have relied on the advice of legal

Appendix D – page 2

counsel to Biosearch. Our services to Biosearch in connection with the Merger have been comprised of rendering an opinion from a financial point of view with respect to the Exchange Ratio. Our opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so. Additionally, we have not been authorized or requested to, and did not, solicit alternative offers for the Company or its assets, nor have we investigated any other alternative transactions that may be available to the Company.

        For purposes of rendering our opinion we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Merger. You have informed us, and we have assumed, that the Merger will be treated as a tax-free reorganization.

        It is understood that this letter is intended for the benefit and use of the Board of Directors of the Company in its consideration of the Merger and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent, provided, however, that this opinion may be reproduced in its entirety in Italy to the extent required by the Commissione Nazionale per le Societá e la Borsa ("CONSOB"), the Italian Securities and Exchange Commission, or to the extent otherwise required by Italian law, provided that it will be reproduced in full, and any description or references to SG Cowen or summary of this letter will be in a form acceptable to SG Cowen and its counsel.

        This letter does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the Merger or to take any other action in connection with the Merger or otherwise. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to effect the Merger. Furthermore, we express no view as to the price or trading range for shares of the common stock of Versicor following the consummation of the Merger.

        Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the shareholders of Biosearch.

        This opinion is intended to be construed in accordance with the laws of the State of New York.

Very truly yours,

/s/ SG COWEN SECURITIES CORPORATION

SG Cowen Securities Corporation

Appendix D – page 3

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

        Pursuant to Sections 102(b)(7) and 145 of the Delaware General Corporation Law, the registrant's Restated Certificate of Incorporation and Amended and Restated Bylaws include provisions eliminating or limiting the personal liability of the members of the registrant's board of directors to the registrant and its stockholders for monetary damages for breach of their fiduciary duties as a director. This does not apply for any breach of a director's duty of loyalty to the registrant or its stockholders for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, for paying an unlawful dividend or approving an illegal stock repurchase, or for any transaction from which a director derived an improper personal benefit.

        The registrant's Restated Certificate of Incorporation and Amended and Restated Bylaws also provide that the registrant has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the registrant) by reason of the fact that the person is or was a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, against any and all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement and reasonably incurred in connection with such action, suit or proceeding. The registrant's power to indemnify applies only if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

        In the case of an action by or in the right of the registrant, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the registrant unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. To the extent a director or officer of the registrant has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

        The registrant has the power to purchase and maintain insurance on behalf of any person covering any liability incurred by such person in his capacity as a director, officer, employee or agent of the registrant, or arising out of his status as such, whether or not the registrant would have the power to indemnify him against such liability.

        The foregoing summaries are necessarily subject to the complete text of the statute, Amended and Restated Bylaws and Restated Certificate of Incorporation referred to above and are qualified in their entirety by reference thereto.

Item 21. Exhibits and Financial Statement Schedules

(a)
Exhibits

        The exhibits are as listed in the Exhibit Index on page II-6 are included (or incorporated by reference) in this registration statement. The exhibits are numbered in accordance with Item 601 of Regulation S-K.

(b)
Financial Statement Schedules

        None.

(c)
Item 4(b) Reports

        See Appendices C and D to the proxy statement/prospectus which forms a part of this Registration Statement.

Item 22. Undertakings

(a)
The undersigned registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
(1)   The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)
The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be field as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e)
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f)
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on October 9, 2002.

VERSICOR INC.
By:	/s/ GEORGE F. HORNER III George F. Horner III President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

DAVID V. MILLIGAN* David V. Milligan, Ph.D	Chairman of the Board of Directors	October 9, 2002
/s/ GEORGE F. HORNER III George F. Horner III	President, Chief Executive Officer and Director	October 9, 2002
TIMOTHY J. BARBERICH* Timothy J. Barberich	Director	October 9, 2002
JAMES H. CAVANAUGH* James H. Cavanaugh, Ph.D	Director	October 9, 2002
MARK LESCHLY* Mark Leschly	Director	October 9, 2002
CHRISTOPHER T. WALSH* Christopher T. Walsh, Ph.D	Director	October 9, 2002
/s/ DOV A. GOLDSTEIN Dov A. Goldstein, M.D.	Vice President, Finance and Chief Financial Officer (and principal accounting officer)	October 9, 2002
*By:	/s/ GEORGE F. HORNER III George F. Horner III Attorney-In-Fact

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of July 30, 2002 by and between Versicor and Biosearch (the body of the agreement was previously filed as Exhibit 2.1 to Versicor's Form 8-K filed with the SEC on July 31, 2002 and is incorporated by reference herein)(5)
2.2	First Amendment to Agreement and Plan of Merger dated as of August 14, 2002 between Versicor Inc. and Biosearch Italia S.p.A.(5)
3.1	Restated Certificate of Incorporation of Versicor Inc.(1)
3.2	Amended and Restated Bylaws of Versicor Inc., as currently in effect(1)
3.3	Amended and Restated Bylaws of Versicor Inc., as will be in effect upon the closing of the merger between Versicor and Biosearch (included within Exhibit 2.1 hereto)
4.1	Form of Common Stock Certificate(1)
4.2	Warrant for the Purchase of Shares of Common Stock dated as of March 10, 1997 by and between Genome Therapeutics, Inc. and Versicor Inc.(1)
4.3	Form of Warrant for the Purchase of Shares of Series C Preferred Stock dated as of December 9, 1997(1)
4.4	Form of Warrant for the Purchase of Shares of Series F Preferred Stock dated as of June 25, 1999(1)
4.5	Second Amended and Restated Investor Rights Agreement(1)
5.1	Opinion of O'Melveny & Myers LLP (regarding legality of the securities being registered)(5)
8.1	Form of Opinion of O'Melveny & Myers LLP (regarding U.S. federal income tax matters)(6)
8.2	Form of Opinion of Gianni, Origoni, Grippo & Partners (regarding Republic of Italy tax matters)(6)
10.1.1	1995 Stock Option Plan*(1)
10.1.2	Form of 1995 Incentive Stock Option Agreement*(1)
10.1.3	Form of 1995 Non-Statutory Stock Option Agreement*(1)
10.2.1	1997 Equity Incentive Plan*(1)
10.2.2	Form of 1997 Stock Option Award Agreement*(1)
10.3	2000 Employee Stock Purchase Plan*(1)
10.4	2001 Stock Option Plan* (included as Appendix B to the Proxy Statement/Prospectus comprising Part I of this Registration Statement)
10.5	2002 Stock Option Plan* (included within Exhibit 2.1 hereto)
10.6	License Agreement dated as of February 12, 1998 by and between Biosearch Italia S.p.A. and Versicor Inc.(1)
10.7	License Agreement dated as of May 17, 1999 by and between Eli Lilly and Versicor Inc.(1)
10.8	Collaboration and License Agreement dated as of March 31, 1999 by and between Novartis Pharma AG and Versicor Inc.(1)
10.9	Collaboration and License Agreement dated as of March 31, 1999 by and between Pharmacia Corporation and Versicor Inc.(1)

10.10	Collaboration Agreement dated as of February 12, 1998 by and between Biosearch Italia S.p.A. and Versicor Inc.(1)

10.11	Employment Agreement dated as of July 28, 2000 by and between George F. Horner III and Versicor Inc.*(1)
10.12	Employment Agreement dated as of July 28, 2000 by and between Richard J. White and Versicor Inc.*(1)
10.13	Employment Agreement dated as of July 28, 2000 by and between Dinesh V. Patel and Versicor Inc.*(1)
10.14	Employment Agreement dated as of July 28, 2000 by and between Paul F. Truex and Versicor Inc.*(1)
10.15	Promissory Note dated as of May 15, 1997 by and between Richard J. White and Versicor Inc.*(1)
10.16	Promissory Note dated as of April 24, 1996 by and between Dinesh V. Patel and Versicor Inc.*(1)
10.17	Consulting Agreement dated as of March 11, 1998 by and between Dr. Christopher Walsh and Versicor Inc.*(1)
10.18	Consulting Agreement dated as of January 1, 1997 by and between Dr. David Milligan and Versicor Inc.*(1)
10.19	Term Loan Agreement dated as of December 30, 1997 by and between Fleet National Bank and Versicor Inc.(1)
10.20	Industrial Lease dated as of November 18, 1996 by and between Arcadia-Tavistock, L.C. and Versicor Inc.(1)
10.21	Indemnity Agreement dated as of October 29, 1999 by and between Thomas C. McConnell and Versicor Inc.(1)
10.22	Indemnity Agreement dated as of October 29, 1999 by and between Marck Leschly and Versicor Inc.(1)
10.23	Indemnity Agreement dated as of October 29, 1999 by and between George F. Horner III and Versicor Inc.(1)
10.24	Indemnity Agreement dated as of October 29, 1999 by and between James H. Cavanaugh and Versicor Inc.(1)
10.25	Indemnity Agreement dated as of October 29, 1999 by and between Christopher T. Walsh and Versicor Inc.(1)
10.26	Indemnity Agreement dated as of October 29, 1999 by and between Richard J. White and Versicor Inc.(1)
10.27	Indemnity Agreement dated as of October 29, 1999 by and between David V. Milligan and Versicor Inc.(1)
10.28	Indemnity Agreement dated as of October 29, 1999 by and between Lori Rafield and Versicor Inc.(1)
10.29	Indemnity Agreement dated as of October 29, 1999 by and between Timothy J. Barberich and Versicor Inc.(1)

10.30	Employment Agreement dated as of July 28, 2000 by and between Dov A. Goldstein and Versicor Inc.*(1)
10.31	Employment Agreement dated as of July 28, 2000 by and between Mikhail F. Gordeev and Versicor Inc.*(1)
10.32	Employment Agreement dated as of July 28, 2000 by and between Joaquim Trias and Versicor Inc.*(1)
10.33	Employment Agreement dated as of July 28, 2000 by and between Zhengyu Yuan and Versicor Inc.*(1)
10.34	Employment Agreement dated as of December 19, 2000 by and between Tim Henkel and Versicor Inc.*(2)
10.35	Amended and Restated Promissory Note dated as of December 28, 2000 by and between Paul F. Truex and Versicor Inc.*(2)
10.36	Second Amendment to Term Loan Agreement dated October 22, 2001, by and between Fleet National Bank and Versicor Inc.(4)
10.37	Form of Employment Agreement with continuing senior executives of Biosearch Italia S.p.A. (included within Exhibit 2.1 hereto)
10.38	Independent Consultant Agreement dated as of July 30, 2002 by and between Versicor Inc. and Constantino Ambrosio(6)
10.39	Form of Stockholders Agreement (included within Exhibit 2.1 hereto)
10.40	Form of Voting Agreement between Versicor and certain shareholders of Biosearch Italia S.p.A. (included within Exhibit 2.1 hereto)
10.41	Form of Voting Agreement between Biosearch Italia S.p.A. and certain stockholders of Versicor (included within Exhibit 2.1 hereto)
10.42	Employment Agreement dated as of July 30, 2002 by and between Dr. Francesco Parenti and Versicor Inc.*(6)
10.43	Employment Agreement dated as of July 30, 2002 by and between Dr. Claudio Quarta and Versicor Inc.*(6)
21.1	List of Subsidiaries(5)
23.1	Consent of PricewaterhouseCoopers LLP (US)(6)
23.2	Consent of PricewaterhouseCoopers SpA (Italy)(6)
23.3	Consent of O'Melveny & Myers LLP (included within Exhibits 5.1 and 8.1 hereto)
23.4	Consent of Gianni, Origoni, Grippo & Partners (included within Exhibit 8.2 hereto)
24.1	Power of Attorney(5)
99.1	Form of Proxy Card(5)

*
Denotes a management contract or compensatory plan.

†
Portions of this exhibit were omitted and filed separately with the U.S. Securities and Exchange Commission pursuant to a request for confidential treatment.

(1)
Filed as an exhibit to Versicor's Registration Statement on Form S-1 (No. 333-33022), effective August 2, 2000, and incorporated herein by reference.

(2)
Filed as an exhibit to Versicor's Annual Report on Form 10-K, filed April 2, 2001, and incorporated herein by reference.

(3)
Filed as an exhibit to Versicor's Quarterly Report on Form 10-Q, filed August 10, 2001, and incorporated herein by reference.

(4)
Filed as an exhibit to Versicor's Annual Report on Form 10-K, filed March 12, 2002, and incorporated herein by reference.

(5)
Included in a prior filing of this amended registration statement on Form S-4 (file no. 333-98935).

(6)
Filed herewith.

QuickLinks

VERSICOR INC. PROXY STATEMENT/PROSPECTUS TABLE OF CONTENTS
ADDITIONAL INFORMATION
QUESTIONS AND ANSWERS ABOUT THE PROPOSALS
SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
THE SPECIAL MEETING OF VERSICOR STOCKHOLDERS
MATERIAL CONTACTS BETWEEN VERSICOR AND BIOSEARCH PRIOR TO THE MERGER
THE MERGER
THE AGREEMENT AND PLAN OF MERGER
COMPARATIVE STOCK PRICES AND DIVIDENDS
SELECTED FINANCIAL DATA OF VERSICOR
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF VERSICOR
BUSINESS OF VERSICOR
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF VERSICOR
SELECTED CONSOLIDATED FINANCIAL DATA OF BIOSEARCH
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BIOSEARCH
BUSINESS OF BIOSEARCH
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF BIOSEARCH
CONDITIONS IN ITALY AND THE EUROPEAN UNION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
Unaudited Pro Forma Condensed Consolidated Statement of Operations Year Ended December 31, 2001 (in thousands, except per share amounts)
Unaudited Pro Forma Condensed Consolidated Statement of Operations Six Months Ended June 30, 2002 (in thousands, except per share amounts)
Unaudited Pro Forma Condensed Consolidated Balance Sheet June 30, 2002 (in thousands)
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT OF THE COMBINED COMPANY AFTER THE MERGER
Summary Compensation Table
COMPARISON OF RIGHTS OF VERSICOR STOCKHOLDERS AND BIOSEARCH SHAREHOLDERS
PROPOSAL TO AMEND VERSICOR'S 2001 STOCK OPTION PLAN
Contemplated Stock Option Awards under the 2001 Stock Option Plan Amendments
Summary of Currently Outstanding Option Grants to Versicor's Officers as of June 30, 2002
Equity Compensation Plan Table
ADJOURNMENT PROPOSAL
OTHER PROPOSALS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
VERSICOR INC. Index to Financial Statements
REPORT OF INDEPENDENT ACCOUNTANTS
VERSICOR INC. BALANCE SHEETS (in thousands, except per share amounts)
VERSICOR INC. STATEMENTS OF OPERATIONS (in thousands, except per share amounts)
VERSICOR INC. STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (in thousands)
VERSICOR INC. STATEMENTS OF CASH FLOWS (in thousands)
VERSICOR INC. NOTES TO FINANCIAL STATEMENTS
BIOSEARCH ITALIA S.P.A. Index to Consolidated Financial Statements
REPORT OF INDEPENDENT ACCOUNTANTS
BIOSEARCH ITALIA S.p.A. CONSOLIDATED BALANCE SHEETS (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
BIOSEARCH ITALIA S.p.A. CONSOLIDATED STATEMENTS OF OPERATIONS (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
BIOSEARCH ITALIA S.p.A. CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS) (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
BIOSEARCH ITALIA S.p.A. CONSOLDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)
Biosearch Italia S.p.A. Notes to Consolidated Financial Statements Amounts in thousands (except for share and per share amounts)
  APPENDIX A
AGREEMENT AND PLAN OF MERGER Dated as of July 30, 2002 By And Between VERSICOR INC. And BIOSEARCH ITALIA S.P.A.

AGREEMENT AND PLAN OF MERGER
ARTICLE I THE MERGER
ARTICLE II REPRESENTATIONS AND WARRANTIES OF BIOSEARCH
ARTICLE III REPRESENTATIONS AND WARRANTIES OF VERSICOR
ARTICLE IV COVENANTS RELATING TO CONDUCT OF BUSINESS
ARTICLE V ADDITIONAL AGREEMENTS
ARTICLE VI CONDITIONS PRECEDENT TO CLOSING
ARTICLE VII TERMINATION, AMENDMENT AND WAIVER
ARTICLE VIII GENERAL PROVISIONS
Schedule A
Progetto di fusione per incorporazione della BIOSEARCH ITALIA S.p.A. nella VERSICOR Inc. Ex art. 2501 bis codice civile
PROGETTO DI FUSIONE PER INCORPORAZIONE
Merger plan through Incorporation of BIOSEARCH ITALIA S.p.A. into VERSICOR Inc. Pursuant to Article 2501 bis of the Italian Civil Code
MERGER PLAN THROUGH INCORPORATION
EXHIBIT B FORM OF BIOSEARCH SHAREHOLDER VOTING AGREEMENT
ARTICLE I TRANSFER AND VOTING OF SUBJECT SHARES
ARTICLE II REPRESENTATIONS AND WARRANTIES OF THE BIOSEARCH SHAREHOLDER
ARTICLE III REPRESENTATIONS AND WARRANTIES OF VERSICOR
ARTICLE IV COVENANTS
ARTICLE V TERMINATION
ARTICLE VI MISCELLANEOUS
SCHEDULE I LIST OF BIOSEARCH SHAREHOLDERS
SCHEDULE II NOTICES
EXHIBIT A TO BIOSEARCH SHAREHOLDER VOTING AGREEMENT FORM OF IRREVOCABLE PROXY
EXHIBIT C FORM OF VERSICOR STOCKHOLDER VOTING AGREEMENT
ARTICLE I TRANSFER AND VOTING OF SUBJECT SHARES
ARTICLE II REPRESENTATIONS AND WARRANTIES OF THE VERSACE STOCKHOLDER
ARTICLE III COVENANTS
ARTICLE IV TERMINATION
ARTICLE V MISCELLANEOUS
SCHEDULE I LIST OF VERSICOR STOCKHOLDERS
SCHEDULE II NOTICES
EXHIBIT A TO VERSICOR STOCKHOLDER VOTING AGREEMENT FORM OF IRREVOCABLE PROXY
EXHIBIT D FORM OF STOCKHOLDERS AGREEMENT
ARTICLE I COVENANTS OF THE STOCKHOLDERS
ARTICLE II TERMINATION
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS
ARTICLE IV MISCELLANEOUS
SCHEDULE I LIST OF SUBJECT SHARES
SCHEDULE II NOTICES
EXHIBIT K-2 BYLAWS OF SURVIVING CORPORATION
AMENDED AND RESTATED BYLAWS Of VERSICOR INC.

AMENDED AND RESTATED BYLAWS of VERSICOR INC.
FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER by and between VERSICOR INC. and BIOSEARCH ITALIA S.P.A.
  APPENDIX B
VERSICOR INC. 2001 STOCK OPTION PLAN
  APPENDIX C
  APPENDIX D
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX